         As filed with the Securities and Exchange Commission on August 28, 2012

                                           1933 Act Registration No. 333-181612

                                            1940 Act Registration No. 811-08517

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        PRE-EFFECTIVE AMENDMENT NO. 1/X/

                                      and

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 / /

                              AMENDMENT NO. 309/X/

                    Lincoln Life Variable Annuity Account N
                           (Exact Name of Registrant)

                     Lincoln ChoicePlusSM Assurance Series

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                           1300 South Clinton Street
                              Post Office Box 1110
                           Fort Wayne, Indiana 46801
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, Including Area Code: (260) 455-2000

                           Adam C. Ciongoli, Esquire
                  The Lincoln National Life Insurance Company
                           1300 South Clinton Street
                              Post Office Box 1110
                              Fort Wayne, IN 46801
                    (Name and Address of Agent for Service)

                                    Copy to:

                          Scott C. Durocher, Esquire
                  The Lincoln National Life Insurance Company
                               350 Church Street
                          Hartford, Connecticut 06103

                 Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of the Registration Statement.

                     Title of Securities being registered:
           Interests in a separate account under individual flexible
                  payment deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.

Lincoln ChoicePlus AssuranceSM Series
Lincoln Life Variable Annuity Account N
Individual Variable Annuity Contracts
Home Office:
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802
1-888-868-2583
www.LincolnFinancial.com

This prospectus describes individual flexible premium deferred variable annuity contracts that are issued by The Lincoln National Life Insurance Company (Lincoln Life or Company). Three separate contracts are offered in this prospectus, each of which has different features and charges. You must choose from one of the following contracts:
 o Lincoln ChoicePlus AssuranceSM Series B-Share
 o Lincoln ChoicePlus AssuranceSM Series C-Share
 o Lincoln ChoicePlus AssuranceSM Series L-Share

In deciding which contract to purchase, you should consider which features are important to you, and the amount of separate account and surrender charges you are willing to bear relative to your needs. In deciding whether to purchase any of the optional benefits, you should consider the desirability of the benefit relative to its additional cost and to your needs.

These contracts are primarily for use with nonqualified plans and qualified retirement plans under Sections 408 (IRAs) and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. However, IRAs provide tax deferral whether or not the funds are invested in an annuity contract. Further, if your contract is a Roth IRA, you generally will not pay income tax on a distribution, provided certain conditions are met. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. The contract is designed to accumulate contract value and to provide retirement income over a certain period of time or for life subject to certain conditions. These benefits may be a variable or fixed amount, if available, or a combination of both. If you die before the Annuity Commencement Date, we will pay your beneficiary a death benefit. In the alternative, you generally may choose to receive a death benefit upon the death of the annuitant.

The minimum initial purchase payment for the contract is $10,000. Additional purchase payments may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually.

Except as noted below, you choose whether your contract value accumulates on a variable or a fixed (guaranteed) basis or both. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting purchase payments or transfers into the fixed side of the contract at any time. If any portion of your contract value is in the fixed account, we promise to pay you your principal and a minimum interest rate. For the life of your contract or during certain periods, we may impose restrictions on the fixed account. Also, an Interest Adjustment may be applied to any withdrawal, surrender or transfer from the fixed account before the expiration date of a Guaranteed Period.

All purchase payments (and any applicable persistency credits) for benefits on a variable basis will be placed in Lincoln Life Variable Annuity Account N (variable annuity account [VAA]). The VAA is a segregated investment account of Lincoln Life. You take all the investment risk on the contract value and the retirement income for amounts placed into one or more of the contract's variable options. If the subaccounts you select make money, your contract value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the subaccounts you select. We do not guarantee how any of the variable options or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.

The available funds are listed below:


AllianceBernstein Variable Products Series Fund (Class B):
     AllianceBernstein VPS Global Thematic Growth Portfolio
     AllianceBernstein VPS Small/Mid Cap Value Portfolio

BlackRock Variable Series Funds, Inc. (Class III):
     BlackRock Global Allocation V.I. Fund

Delaware VIP (Reg. TM) Trust (Service Class):
     Delaware VIP (Reg. TM) Diversified Income Series
   Delaware VIP (Reg. TM) Emerging Markets Series

     Delaware VIP (Reg. TM) Limited-Term Diversified Income Series Delaware VIP (Reg. TM) REIT Series
     Delaware VIP (Reg. TM) Small Cap Value Series
     Delaware VIP (Reg. TM) Smid Cap Growth Series
     Delaware VIP (Reg. TM) U.S. Growth Series
     Delaware VIP (Reg. TM) Value Series

DWS Variable Series II (Class B):
     DWS Alternative Asset Allocation VIP Portfolio

Fidelity (Reg. TM) Variable Insurance Products (Service Class 2):
     Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio
     Fidelity (Reg. TM) VIP Growth Portfolio
     Fidelity (Reg. TM) VIP Mid Cap Portfolio

Franklin Templeton Variable Insurance Products Trust (Class 2):
     FTVIPT Franklin Income Securities Fund
     FTVIPT Mutual Shares Securities Fund

Lincoln Variable Insurance Products Trust (Service Class):
     LVIP Baron Growth Opportunities Fund
     LVIP BlackRock Emerging Markets Index RPM Fund
     LVIP BlackRock Equity Dividend RPM Fund
     LVIP BlackRock Inflation Protected Bond Fund
     LVIP Capital Growth Fund
     LVIP Cohen & Steers Global Real Estate Fund
     LVIP Columbia Small-Mid Cap Growth RPM Fund
     LVIP Delaware Bond Fund
     LVIP Delaware Diversified Floating Rate Fund
     LVIP Delaware Social Awareness Fund
     LVIP Delaware Special Opportunities Fund
     LVIP Dimensional Non-U.S. Equity Fund
     LVIP Dimensional U.S. Equity Fund
     LVIP Dimensional/Vanguard Total Bond Fund
     LVIP Global Income Fund
     LVIP JPMorgan High Yield Fund
     LVIP JPMorgan Mid Cap Value RPM Fund
     LVIP MFS International Growth Fund
     LVIP MFS Value Fund
     LVIP Mid-Cap Value Fund
     LVIP Mondrian International Value Fund
     LVIP Money Market Fund
     LVIP SSgA Bond Index Fund
     LVIP SSgA Conservative Index Allocation Fund
     LVIP SSgA Conservative Structured Allocation Fund

     LVIP SSgA Developed International 150 Fund
     LVIP SSgA Emerging Markets 100 Fund
     LVIP SSgA Global Tactical Allocation RPM Fund
     LVIP SSgA International Index Fund
     LVIP SSgA Large Cap 100 Fund
     LVIP SSgA Moderate Index Allocation Fund
     LVIP SSgA Moderate Structured Allocation Fund
     LVIP SSgA Moderately Aggressive Index Allocation Fund
     LVIP SSgA Moderately Aggressive Structured Allocation Fund
     LVIP SSgA S&P 500 Index Fund**
     LVIP SSgA Small-Cap Index Fund
     LVIP SSgA Small/Mid Cap 200 Fund
     LVIP T. Rowe Price Growth Stock Fund
     LVIP T. Rowe Price Structured Mid-Cap Growth Fund
     LVIP Templeton Growth RPM Fund
     LVIP UBS Large Cap Growth RPM Fund
     LVIP Vanguard Domestic Equity ETF Fund
     LVIP Vanguard International Equity ETF Fund
     LVIP Protected Profile Conservative Fund
     LVIP Protected Profile Growth Fund
     LVIP Protected Profile Moderate Fund

Lincoln Variable Insurance Products Trust (Service Class II):
     LVIP American Global Growth Fund
     LVIP American Global Small Capitalization Fund
     LVIP American Growth Fund
     LVIP American Growth Income Fund
     LVIP American International Fund

MFS (Reg. TM) Variable Insurance TrustSM (Service Class):
     MFS (Reg. TM) VIT Growth Series
     MFS (Reg. TM) VIT Utilities Series

PIMCO Variable Insurance Trust (Advisor Class):
     PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio


* Refer to Description of Funds for specific information regarding the availability of funds.

** "Standard & Poor's (Reg. TM)", "S&P 500 (Reg. TM)", Standard & Poor's 500 (Reg. TM)" and "500" are trademarks of Standard & Poor's Financial Services, LLC, a subsidiary of The McGraw-Hill Companies, Inc. and have been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product.



This prospectus gives you information about the contracts that you should know before you decide to buy a contract and make purchase payments. You should also review the prospectuses for the funds and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contracts is in the current Statement of Additional Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write: The Lincoln National Life Insurance Company, PO Box 2348, Fort Wayne, IN 46801-2348, or call 1-888-868-2583. The SAI and other information about Lincoln Life and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the SAI on the last page of this prospectus.

____, 2012

Table of Contents




Item                                                          Page
Special Terms                                                  4
Expense Tables                                                 7
Summary of Common Questions                                   15
The Lincoln National Life Insurance Company                   18
Variable Annuity Account (VAA)                                19
Investments of the Variable Annuity Account                   19
Charges and Other Deductions                                  24
The Contracts                                                 32
 Contracts Offered in this Prospectus                         32
 Purchase Payments                                            33
 Persistency Credits                                          33
 Transfers On or Before the Annuity Commencement Date         34
 Surrenders and Withdrawals                                   37
 Death Benefit                                                38
 Investment Requirements                                      42
 Living Benefit Riders                                        44
 Lincoln Lifetime IncomeSM Advantage 2.0                      45
 Lincoln SmartSecurity (Reg. TM) Advantage                    54
 4LATER (Reg. TM) Advantage Protected Funds                   59
 i4LIFE (Reg. TM) Advantage                                   62
 Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage    66
 Annuity Payouts                                              70
 Fixed Side of the Contract                                   78
Distribution of the Contracts                                 81
Federal Tax Matters                                           82
Additional Information                                        87
 Voting Rights                                                87
 Return Privilege                                             87
 Other Information                                            88
 Legal Proceedings                                            88
Contents of the Statement of Additional Information (SAI)
for Lincoln Life Variable Annuity Account N                   90
Appendix A - Overview of Living Benefit Riders                A-1

Special Terms
In this prospectus, the following terms have the indicated meanings:

4LATER (Reg. TM) Advantage Protected Funds-An option that provides an Income Base during the accumulation period, which can be used to establish a Guaranteed Income Benefit under i4LIFE (Reg. TM) Advantage.

5% Enhancement-A feature under Lincoln Lifetime IncomeSM Advantage 2.0 and 4LATER (Reg. TM) Advantage Protected Funds in which the Income Base, minus purchase payments received in that year, will be increased by 5%, subject to certain conditions.

Access Period-Under i4LIFE (Reg. TM) Advantage, a defined period of time during which we make Regular Income Payments to you while you still have access to your Account Value. This means that you may make withdrawals, surrender the contract, and have a death benefit.

Account or variable annuity account (VAA)-The segregated investment account, Account N, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.

Account Value-Under i4LIFE (Reg. TM) Advantage, the initial Account Value is the contract value on the valuation date that i4LIFE (Reg. TM) Advantage is effective (or initial purchase payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the Access Period, the Account Value on a valuation date equals the total value of all of the contractowner's accumulation units plus the contractowner's value in the fixed account, reduced by Regular Income Payments, Guaranteed Income Benefit payments, and withdrawals.

Accumulation unit-A measure used to calculate contract value for the variable side of the contract before the Annuity Commencement Date and to calculate the i4LIFE (Reg. TM) Advantage Account Value during the Access Period.

Adjustment Date-Under Lincoln SmartIncomeSM Inflation, the first day of January each year. The Scheduled Payment and the Reserve Value will be adjusted on each Adjustment Date.

Annuitant-The person upon whose life the annuity benefit payments are based, and upon whose life a death benefit may be paid.

Annuity Commencement Date-The valuation date when funds are withdrawn or converted into annuity units or fixed dollar payout for payment of retirement income benefits under the annuity payout option you select(other than i4LIFE (Reg. TM) Advantage).

Annuity payout-A regularly scheduled payment (under any of the available annuity options) that occurs after the Annuity Commencement Date (or Periodic Income Commencement Date if i4LIFE (Reg. TM) Advantage has been elected). Payments may be variable or fixed, or a combination of both.

Annuity unit-A measure used to calculate the amount of annuity payouts for the variable side of the contract after the Annuity Commencement Date. See Annuity Payouts.

Automatic Annual Step-up-Under Lincoln Lifetime IncomeSM Advantage 2.0 and 4LATER (Reg. TM) Advantage Protected Funds, the Income Base will automatically step-up to the contract value on each Benefit Year anniversary, subject to certain conditions.

Beneficiary-The person you choose to receive any death benefit paid if you die before the Annuity Commencement Date.

Benefit Year-Under Lincoln Lifetime IncomeSM Advantage 2.0, Lincoln SmartSecurity (Reg. TM) Advantage and 4LATER (Reg. TM) Advantage Protected Funds, the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. Under Lincoln SmartSecurity (Reg. TM) Advantage, if the contractowner elects a step-up, the Benefit Year will begin on the effective date of the step-up and each anniversary of the step-up after that.

Contractowner (you, your, owner)-The person who can exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the beneficiary, etc.). Usually, but not always, the contractowner is the annuitant.

Contract value (may be referred to as account value in marketing materials)-At a given time before the Annuity Commencement Date, the total value of all accumulation units for a contract plus the value of the fixed side of the contract, if any.

Contract year-Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

CPI-The Consumer Price Index used to measure inflation.

CPI Adjustment-Under Lincoln SmartIncomeSM Inflation, adjustments made to the Scheduled Payments and the Reserve Value as a result of fluctuations in the CPI.

CPI Value-The number published monthly by the Bureau of Labor Statistics that represents the Consumer Price Index. Under Lincoln SmartIncomeSM Inflation, the CPI Value is used to determine if the Scheduled Payments and Reserve Value will go up or down each year.

Death benefit-Before the Annuity Commencement Date, the amount payable to your designated beneficiary if the contractowner dies or, if selected, to the contractowner if the annuitant dies. See The Contracts - Death Benefit for a description of the various death benefit options.

Earnings-The excess of contract value over persistency credits and purchase payments which have not yet been withdrawn from the contract.

Enhancement Period-Under Lincoln Lifetime IncomeSM Advantage 2.0 and 4LATER (Reg. TM) Advantage Protected Funds, the 10-year period during which the 5% Enhancement is in effect. A new Enhancement Period will begin each time an Automatic Annual Step-up to the contract value occurs.

Excess Withdrawals-Amounts withdrawn during a Benefit Year, as specified for each Living Benefit rider, which decrease or eliminate the guarantees under the rider.

Good Order-The actual receipt at our Home Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to effect the transaction. The forms we provide will identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

Guaranteed Amount-The value used to calculate your withdrawal benefit under Lincoln SmartSecurity (Reg. TM) Advantage.

Guaranteed Amount Annuity Payout Option-A fixed annuity payout option available under Lincoln SmartSecurity (Reg. TM) Advantage under which the contractowner (and spouse if applicable) will receive annual annuity payments equal to the Maximum Annual Withdrawal amount for life.

Guaranteed Annual Income-The guaranteed periodic withdrawal amount available from the contract each year for life under the Lincoln Lifetime IncomeSM Advantage 2.0.

Guaranteed Annual Income Amount Annuity Payout Option-A payout option available under the Lincoln Lifetime IncomeSM Advantage 2.0under which the contractowner (and spouse if applicable) will receive annual annuity payments equal to the Guaranteed Annual Income amount for life.

Guaranteed Income Benefit-An option that provides a guaranteed minimum payout floor for the i4LIFE (Reg. TM) Advantage Regular Income Payments. The calculation of the Guaranteed Income Benefit or the features applicable to the Guaranteed Income Benefit may vary based on the rider provisions applicable to certain contractowners.

Guaranteed Minimum Scheduled Payment-The minimum payment you will receive under Lincoln SmartIncomeSM Inflation (as adjusted for Unscheduled Payments, charges and taxes).

Guaranteed Period-The length of the period during which contract value in a fixed account will be credited a guaranteed interest rate.

i4LIFE (Reg. TM) Advantage-An annuity payout option which combines periodic variable Regular Income Payments for life and a death benefit with the ability to make withdrawals during a defined period, the Access Period.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds-i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds is an optional feature under i4LIFE (Reg. TM) Advantage that provides a higher Guaranteed Income Benefit percentage if you adhere to certain Investment Requirements.

Income Base-Under the Lincoln Lifetime IncomeSM Advantage 2.0, a value used to calculate the Guaranteed Annual Income amount. Under 4LATER (Reg. TM) Advantage Protected Funds, the Income Base will be used to calculate the minimum payouts available under your contract at a later date. The amount of the Income Base varies based on when you elect the rider, and is adjusted as set forth in this prospectus.


Interest Adjustment-An upward or downward adjustment on the amount of contract value in the fixed account upon a transfer, withdrawal or surrender of contract value from the fixed account due to fluctuations in interest rates.


Investment Requirements-Restrictions in how you may allocate your subaccount investments if you own certain Living Benefit riders.

Lifetime Income Period-Under i4LIFE (Reg. TM) Advantage, the period of time following the Access Period during which we make Regular Income Payments to you (and Secondary Life, if applicable) for the rest of your life. During the Lifetime Income Period, you will no longer have access to your Account Value or receive a death benefit.

Lincoln Life (we, us, our, Company)-The Lincoln National Life Insurance
Company.

Lincoln Lifetime IncomeSM Advantage 2.0-Provides minimum guaranteed lifetime periodic withdrawals that may increase based on automatic enhancements and age-based increases to the withdrawal amount, regardless of the investment performance of the contract and provided certain conditions are met.

Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds- An optional feature under Lincoln Lifetime IncomeSM Advantage 2.0 that provides a higher Guaranteed Annual Income amount percentage if you adhere to certain Investment Requirements.

Lincoln Long-Term CareSM Advantage - A qualified long-term care rider that provides a way to manage the potential impact of long-term care expenses.

Lincoln SmartIncomeSM Inflation-A fixed annuity payout option that provides periodic annuity payouts that may increase or decrease annually based on fluctuations in the Consumer Price Index.

Lincoln SmartSecurity (Reg. TM) Advantage-Provides minimum guaranteed periodic withdrawals for life, regardless of the investment performance of the contract and provided certain conditions are met, that may increase due to subsequent purchase payments and step-ups.

Living Benefit-A general reference to certain riders that may be available for purchase that provide some type of a minimum guarantee while you are alive. These riders are Lincoln SmartSecurity (Reg. TM) Advantage, Lincoln Lifetime IncomeSM Advantage 2.0, 4LATER (Reg. TM) Advantage Protected Funds and i4LIFE (Reg. TM) Advantage (with or without the Guaranteed Income Benefit). If you select a Living Benefit rider, Excess Withdrawals may have adverse effects on the benefit, and you may be subject to Investment Requirements.

Maximum Annual Withdrawal-The guaranteed periodic withdrawal available under Lincoln SmartSecurity (Reg. TM) Advantage.

Nursing Home Enhancement-A feature that will increase the Guaranteed Annual Income amount under Lincoln Lifetime IncomeSM Advantage 2.0 upon admittance to an approved nursing care facility, subject to certain conditions.

Periodic Income Commencement Date-The valuation date on which the amount of i4LIFE (Reg. TM) Advantage Regular Income Payments are determined.

Persistency credit-If you select the C Share or L Share contract, the additional amount credited to the contract after a specified contract anniversary.

Purchase payments-Amounts paid into the contract other than persistency credits.

Regular Income Payments-The variable, periodic income payments paid under i4LIFE (Reg. TM) Advantage.

Reserve Value-Under Lincoln SmartIncomeSM Inflation, the value that is established to determine the amount available for Unscheduled Payments and the death benefit, if any. The Reserve Value will be adjusted either up or down on an annual basis depending on the percentage change of the CPI.

Rider Date-The effective date of the Lincoln SmartIncomeSM Inflation rider.

Rider Year-Under Lincoln SmartIncomeSM Inflation, each 12-month period starting with the Rider Date and starting each Rider Date anniversary after that.

Scheduled Payments-Under Lincoln SmartIncomeSM Inflation, annuity payouts for the life of the annuitant (and Secondary Life, if applicable). The Scheduled Payment will be adjusted either up or down on an annual basis depending on the percentage change of the CPI.

Secondary Life-Under i4LIFE (Reg. TM) Advantage, 4LATER (Reg. TM) Advantage Protected Funds, and Lincoln SmartIncomeSM Inflation, the person designated by the contractowner upon whose life the annuity payouts will also be contingent.

Selling group individuals-For the B Share contract, a contractowner who meets one of the following criteria at the time of the contract purchase and who purchases the contract without the assistance of a sales representative under contract with us:
 o Employees and registered representatives of any member of the selling group (broker-dealers who have selling agreements with us for the products described in this prospectus) and their spouses and minor children.
 o Officers, directors, trustees or bona-fide full-time employees and their spouses and minor children of Lincoln Financial Group or any of the investment advisers of the funds currently being offered, or their affiliated or managed companies.

Subaccount-The portion of the VAA that reflects investments in accumulation and annuity units of a class of a particular fund available under the contracts. There is a separate subaccount which corresponds to each class of a fund.

Unscheduled Payments-Under Lincoln SmartIncomeSM Inflation, withdrawals that are in addition to your Scheduled Payments up to the amount of the Reserve Value less any related charges and deductions for premium tax. Unscheduled Payments will reduce the Scheduled Payments and Guaranteed Minimum Scheduled Payment in the same proportion that they reduce the Reserve Value.

Valuation date-Each day the New York Stock Exchange (NYSE) is open for trading.


Valuation period-The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading (valuation date) and ending at the close of such trading on the next valuation date.

Expense Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options, and/or (if available) the fixed account. State premium taxes may also be deducted.

                      CONTRACTOWNER TRANSACTION EXPENSES:



Accumulation Phase:
                                                                                           B Share   C Share   L Share
  Surrender charge (as a percentage of purchase payments surrendered/withdrawn):1.........   7.0%      None      7.0%
We may also apply an Interest Adjustment to amounts being withdrawn, surrendered or transferred from a Guaranteed Period account (except for dollar cost averaging, and Regular Income Payments under i4LIFE (Reg. TM) Advantage). See Fixed Side of the Contract.






Payout Phase:
                                                                                         B Share      C Share       L Share
  Maximum Lincoln SmartIncomeSM Inflation Unscheduled Payment charge (as a percentage
   of the Unscheduled Payment):2.....................................................      7.0%         7.0%         7.0%




1 For B Share, the surrender charge percentage is reduced over a 7-year period at the following rates: 7%, 7%, 6%, 6%, 5%, 4%, 3%. For L Share, the surrender charge percentage is reduced over a 4-year period at the following rates: 7%, 7%, 6%, 6%. We may reduce or waive this charge in certain situations. There is no surrender charge for C Share. See Charges and Other Deductions - Surrender Charge.


2 The Unscheduled Payment charge percentage is reduced over time.


The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses. Only one table will apply to a given contractowner. The tables differ based on whether the contractowner has purchased the i4LIFE (Reg. TM) Advantage rider.
 o Table A reflects the expenses for a contract that has not elected the i4LIFE (Reg. TM) Advantage (Base contract).
 o Table B reflects the expenses for a contract that has elected the i4LIFE (Reg. TM) Advantage.
 o Table C reflects the expenses for a contract that has elected i4LIFE (Reg.
   TM) Advantage and previously purchased the Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds.

                                    TABLE A


Annual Account Fee:1................................................................                                $ 35
                                                                                        B Share      C Share      L Share
Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts):2
Account Value Death Benefit
  Mortality and Expense Risk Charge.................................................     1.15%        1.55%       1.55%
  Administrative Charge.............................................................     0.10%        0.10%       0.10%
  Total Separate Account Expenses...................................................     1.25%        1.65%       1.65%
Guarantee of Principal Death Benefit
  Mortality and Expense Risk Charge.................................................     1.20%        1.60%       1.60%
  Administrative Charge.............................................................     0.10%        0.10%       0.10%
  Total Separate Account Expenses...................................................     1.30%        1.70%       1.70%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
  Mortality and Expense Risk Charge.................................................     1.45%        1.85%       1.85%
  Administrative Charge.............................................................     0.10%        0.10%       0.10%
  Total Separate Account Expenses...................................................     1.55%        1.95%       1.95%

Estate Enhancement Benefit (EEB)
  Mortality and Expense Risk Charge........    1.65%      2.05%      2.05%
  Administrative Charge....................    0.10%      0.10%      0.10%
  Total Separate Account Expenses..........    1.75%      2.15%      2.15%




                                                Single      Joint
Optional Living Benefit Rider Charges:3          Life        Life
Lincoln Lifetime IncomeSM Advantage 2.0:4,5
  Guaranteed Maximum Charge.................     2.00%      2.00%
  Current Charge............................     1.05%      1.25%
Lincoln SmartSecurity (Reg. TM) Advantage:6
  Guaranteed Maximum Charge.................     1.50%      1.50%
  Current Charge............................     0.65%      0.80%
4LATER (Reg. TM) Advantage Protected Funds:7
  Guaranteed Maximum Charge.................     2.00%      2.00%
  Current Charge............................     1.05%      1.25%


1 The account fee will be waived if your contract value is $100,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year. The account fee will also be deducted upon full surrender of the contract if the contract value is less than $100,000.

2 The mortality and expense risk charge and administrative charge together are 1.40% on and after the Annuity Commencement Date for all contracts.

3 Only one Living Benefit rider may be elected from this chart.

4 As an annualized percentage of the Income Base (initial purchase payment or contract value at the time of election), as increased for subsequent purchase payments, Automatic Annual Step-ups, 5% Enhancements and decreased by Excess Withdrawals. See Charges and Other Deductions - Lincoln Lifetime IncomeSM Advantage 2.0 Charge for a discussion of these changes to the Income Base. This charge is deducted from the contract value on a quarterly basis.

5 There is no additional charge for Lincoln Lifetime IncomeSM Advantage 2.0
  Protected Funds over and above the charge for Lincoln Lifetime IncomeSM Advantage 2.0.

6 As an annualized percentage of the Guaranteed Amount (initial purchase payment or contract value at the time of election), as increased for subsequent purchase payments and step-ups and decreased for withdrawals. This charge is deducted from the contract value on a quarterly basis. See Charges and Other Deductions - Lincoln SmartSecurity (Reg. TM) Advantage Charge for further information.

7 As an annualized percentage of the Income Base (initial purchase payment or contract value at the time of election), as increased for subsequent purchase payments, Automatic Annual Step-ups, 5% Enhancements and decreased by withdrawals. See Charges and Other Deductions - 4LATER (Reg. TM) Advantage Protected Funds Charge for a discussion of these changes to the Income Base.



                                    TABLE B


Annual Account Fee:1......................................................                                $ 35
                                                                              B Share      C Share      L Share
i4LIFE (Reg. TM) Advantage Without Guaranteed Income Benefit (version 4):2
  Account Value Death Benefit.............................................     1.65%        2.05%       2.05%
  Guarantee of Principal Death Benefit....................................     1.70%        2.10%       2.10%
  Enhanced Guaranteed Minimum Death Benefit (EGMDB).......................     1.95%        2.35%       2.35%




                                                                   B Share          C Share               LShare
i4LIFE (Reg. TM) Advantage With Guaranteed Income Benefit (version Single   Joint   Single   Joint   Single   Joint
4):3,4                                                              Life     Life    Life     Life    Life     Life
Account Value Death Benefit
  Guaranteed Maximum Charge.......................................  3.65%   3.65%    4.05%   4.05%    4.05%   4.05%
  Current Charge..................................................  2.30%   2.50%    2.70%   2.90%    2.70%   2.90%
Guarantee of Principal Death Benefit
  Guaranteed Maximum Charge.......................................  3.70%   3.70%    4.10%   4.10%    4.10%   4.10%
  Current Charge..................................................  2.35%   2.55%    2.75%   2.95%    2.75%   2.95%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)

  Guaranteed Maximum Charge........    3.95%      3.95%      4.35%      4.35%      4.35%      4.35%
  Current Charge...................    2.60%      2.80%      3.00%      3.20%      3.00%      3.20%


1 The account fee will be waived if your contract value is $100,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year. The account fee will also be deducted upon full surrender of the contract if the contract value is less than $100,000.

2 As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of i4LIFE (Reg. TM) Advantage. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage Rider Charge for further information. These charges continue during the Access Period. The i4LIFE (Reg. TM) Advantage charge is reduced to 1.65% during the Lifetime Income Period.

3 As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of the Guaranteed Income Benefit. The current annual charge for the Guaranteed Income Benefit (version 4) is 0.65% of Account Value for the single life option and 0.85% of Account Value for the joint life option with a guaranteed maximum charge of 2.00%. These charges are added to the i4LIFE (Reg. TM) Advantage charges to comprise the total charges reflected. During the Lifetime Income Period, the Guaranteed Income Benefit charge is added to the i4LIFE (Reg. TM) Advantage charge of 1.65%. See Charges and Other Deductions - i4LIFE (Reg.
  TM) Advantage with Guaranteed Income Benefit (version 4) Charge for further information.

4 There is no additional charge for i4LIFE (Reg. TM) Advantage Guaranteed
  Income Benefit Protected Funds over and above the charge for i4LIFE (Reg.
  TM) Advantage Guaranteed Income Benefit (version 4).



                                    TABLE C


Annual Account Fee:1..................................................                                             $    35
i4LIFE (Reg. TM) Advantage With Guaranteed Income Benefit (version 4) for purchasers who previously purchased Lincoln
Lifetime
IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds:......................................................
                                                                       B Share          C Share                L Share
                                                                       Single   Joint   Single   Joint   Single    Joint
                                                                        Life     Life    Life     Life    Life      Life
Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts):
  Account Value Death Benefit.........................................  1.25%   1.25%    1.65%   1.65%    1.65%       1.65%
  Guarantee of Principal Death Benefit................................  1.30%   1.30%    1.70%   1.70%    1.70%       1.70%
  Enhanced Guaranteed Minimum Death Benefit (EGMDB)...................  1.55%   1.55%    1.95%   1.95%    1.95%       1.95%
i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4):2,3
  Guaranteed Maximum Charge...........................................  2.00%   2.00%    2.00%   2.00%    2.00%       2.00%
  Current Charge......................................................  1.05%   1.25%    1.05%   1.25%    1.05%       1.25%


1 The account fee will be waived if your contract value is $100,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year. The account fee will also be deducted upon full surrender of the contract if the contract value is less than $100,000.

2 As an annualized percentage of the greater of the Income Base (the Lincoln
  Lifetime IncomeSM Advantage 2.0 Income Base less the Guaranteed Annual Income amounts paid since the last step-up) or Account Value. This charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE (Reg. TM) Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and 2) the dollar amount of the charge will also increase by the percentage increase, if any, to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge rate. (The Lincoln Lifetime IncomeSM Advantage 2.0 charge continues to be a factor in determining the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit charge.) See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds.

3 As an annualized percentage of the greater of the Income Base (associated with the 4LATER (Reg. TM) Advantage Protected Funds) or Account Value. This charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE (Reg. TM) Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and
  2) the dollar amount of the charge will also increase by the percentage increase, if any, to the 4LATER (Reg. TM) Advantage Protected Funds current charge rate. (The 4LATER (Reg. TM) Advantage Protected Funds charge continues to be a factor in determining the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit charge.) See Charges and Other Deductions -i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds.


The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2011. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

                                                                                           Minimum   Maximum
                                                                                          --------- --------
      Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other
       expenses).........................................................................  0.53%     2.22%
      Total Annual Fund Operating Expenses (after contractual waivers/reimbursements*)...  0.53%     1.92%


* Some of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund management and other fees and/or expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before April 20, 2013.


The following table shows the expenses charged by each fund for the year ended
 December 31, 2011:


(as a percentage of each fund's average net assets):


                                                                                                        Other
                                                                   Management         12b-1 Fees        Expenses
                                                                   Fees (before       (before any       (before any
                                                                   any waivers/       waivers/          waivers/
                                                                   reimburse-         reimburse-        reimburse-
                                                                   ments)         +   ments)        +   ments)        +
AllianceBernstein VPS Global Thematic Growth Portfolio                 0.75%             0.25%             0.19%
AllianceBernstein VPS Small/Mid Cap Value Portfolio                    0.75%             0.25%             0.08%
BlackRock Global Allocation V.I. Fund(1)                               0.64%             0.25%             0.26%
Delaware VIP (Reg. TM) Diversified Income Series(2)                    0.59%             0.30%             0.09%
Delaware VIP (Reg. TM) Emerging Markets Series(2)                      1.24%             0.30%             0.15%
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series(2)       0.49%             0.30%             0.09%
Delaware VIP (Reg. TM) REIT Series(2)                                  0.75%             0.30%             0.10%
Delaware VIP (Reg. TM) Small Cap Value Series(2)                       0.73%             0.30%             0.08%
Delaware VIP (Reg. TM) Smid Cap Growth Series(2)                       0.75%             0.30%             0.08%
Delaware VIP (Reg. TM) U.S. Growth Series(2)                           0.65%             0.30%             0.09%
Delaware VIP (Reg. TM) Value Series(2)                                 0.65%             0.30%             0.08%
DWS Alternative Asset Allocation VIP Portfolio(3)                      0.27%             0.25%             0.34%
Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio                  0.56%             0.25%             0.09%
Fidelity (Reg. TM) VIP Growth Portfolio                                0.56%             0.25%             0.11%
Fidelity (Reg. TM) VIP Mid Cap Portfolio                               0.56%             0.25%             0.10%
FTVIPT Franklin Income Securities Fund                                 0.45%             0.25%             0.02%
FTVIPT Mutual Shares Securities Fund                                   0.60%             0.25%             0.13%
LVIP American Global Growth Fund(4)                                    0.53%             0.55%             0.42%
LVIP American Global Small Capitalization Fund(4)                      0.70%             0.55%             0.42%
LVIP American Growth Fund(4)                                           0.32%             0.55%             0.15%
LVIP American Growth-Income Fund(4)                                    0.27%             0.55%             0.17%
LVIP American International Fund(4)                                    0.49%             0.55%             0.26%
LVIP Baron Growth Opportunities Fund(5)                                1.00%             0.25%             0.08%
LVIP BlackRock Emerging Markets Index RPM Fund(31)                     0.55%             0.25%             0.68%
LVIP BlackRock Equity Dividend RPM Fund(29)                            0.75%             0.25%             0.08%
LVIP BlackRock Inflation Protected Bond Fund(6)                        0.45%             0.25%             0.07%
LVIP Capital Growth Fund                                               0.71%             0.25%             0.08%
LVIP Cohen & Steers Global Real Estate Fund(7)                         0.95%             0.25%             0.11%
LVIP Columbia Small-Mid Cap Growth RPM Fund(26)                        0.87%             0.25%             0.13%
LVIP Delaware Bond Fund                                                0.32%             0.35%             0.07%
LVIP Delaware Diversified Floating Rate Fund                           0.60%             0.25%             0.11%
LVIP Delaware Social Awareness Fund                                    0.39%             0.35%             0.08%
LVIP Delaware Special Opportunities Fund                               0.39%             0.35%             0.07%
LVIP Dimensional Non-U.S. Equity Fund(9)                               0.25%             0.25%             1.27%
LVIP Dimensional U.S. Equity Fund(9)                                   0.25%             0.25%             0.83%



                                                                                                              Total
                                                                                  Total         Total         Expenses
                                                                                  Expenses      Contractual   (after
                                                                   Acquired       (before any   waivers/      Contractual
                                                                   Fund           waivers/      reimburse-    waivers/
                                                                   Fees and       reimburse-    ments         reimburse-
                                                                   Expenses   =   ments)        (if any)      ments)
AllianceBernstein VPS Global Thematic Growth Portfolio               0.00%           1.19%           0.00%       1.19%
AllianceBernstein VPS Small/Mid Cap Value Portfolio                  0.00%           1.08%           0.00%       1.08%
BlackRock Global Allocation V.I. Fund(1)                             0.02%           1.17%           0.00%       1.17%
Delaware VIP (Reg. TM) Diversified Income Series(2)                  0.00%           0.98%          -0.05%       0.93%
Delaware VIP (Reg. TM) Emerging Markets Series(2)                    0.00%           1.69%          -0.05%       1.64%
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series(2)     0.00%           0.88%          -0.05%       0.83%
Delaware VIP (Reg. TM) REIT Series(2)                                0.00%           1.15%          -0.05%       1.10%
Delaware VIP (Reg. TM) Small Cap Value Series(2)                     0.00%           1.11%          -0.05%       1.06%
Delaware VIP (Reg. TM) Smid Cap Growth Series(2)                     0.00%           1.13%          -0.05%       1.08%
Delaware VIP (Reg. TM) U.S. Growth Series(2)                         0.00%           1.04%          -0.05%       0.99%
Delaware VIP (Reg. TM) Value Series(2)                               0.00%           1.03%          -0.05%       0.98%
DWS Alternative Asset Allocation VIP Portfolio(3)                    1.30%           2.16%          -0.24%       1.92%
Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio                0.00%           0.90%           0.00%       0.90%
Fidelity (Reg. TM) VIP Growth Portfolio                              0.00%           0.92%           0.00%       0.92%
Fidelity (Reg. TM) VIP Mid Cap Portfolio                             0.00%           0.91%           0.00%       0.91%
FTVIPT Franklin Income Securities Fund                               0.00%           0.72%           0.00%       0.72%
FTVIPT Mutual Shares Securities Fund                                 0.00%           0.98%           0.00%       0.98%
LVIP American Global Growth Fund(4)                                  0.00%           1.50%          -0.30%       1.20%
LVIP American Global Small Capitalization Fund(4)                    0.00%           1.67%          -0.28%       1.39%
LVIP American Growth Fund(4)                                         0.00%           1.02%          -0.03%       0.99%
LVIP American Growth-Income Fund(4)                                  0.00%           0.99%          -0.06%       0.93%
LVIP American International Fund(4)                                  0.00%           1.30%          -0.12%       1.18%
LVIP Baron Growth Opportunities Fund(5)                              0.00%           1.33%          -0.04%       1.29%
LVIP BlackRock Emerging Markets Index RPM Fund(31)                   0.00%           1.48%          -0.43%       1.05%
LVIP BlackRock Equity Dividend RPM Fund(29)                          0.00%           1.08%          -0.05%       1.03%
LVIP BlackRock Inflation Protected Bond Fund(6)                      0.03%           0.80%           0.00%       0.80%
LVIP Capital Growth Fund                                             0.00%           1.04%           0.00%       1.04%
LVIP Cohen & Steers Global Real Estate Fund(7)                       0.00%           1.31%          -0.22%       1.09%
LVIP Columbia Small-Mid Cap Growth RPM Fund(26)                      0.00%           1.25%          -0.07%       1.18%
LVIP Delaware Bond Fund                                              0.00%           0.74%           0.00%       0.74%
LVIP Delaware Diversified Floating Rate Fund                         0.00%           0.96%           0.00%       0.96%
LVIP Delaware Social Awareness Fund                                  0.00%           0.82%           0.00%       0.82%
LVIP Delaware Special Opportunities Fund                             0.00%           0.81%           0.00%       0.81%
LVIP Dimensional Non-U.S. Equity Fund(9)                             0.45%           2.22%          -1.22%       1.00%
LVIP Dimensional U.S. Equity Fund(9)                                 0.26%           1.59%          -0.78%       0.81%

                                                                                                      Other
                                                                 Management         12b-1 Fees        Expenses
                                                                 Fees (before       (before any       (before any
                                                                 any waivers/       waivers/          waivers/
                                                                 reimburse-         reimburse-        reimburse-
                                                                 ments)         +   ments)        +   ments)        +
LVIP Dimensional/Vanguard Total Bond Fund(10)                        0.25%             0.25%             0.43%
LVIP Global Income Fund(11)                                          0.65%             0.25%             0.13%
LVIP JPMorgan High Yield Fund(12)                                    0.65%             0.25%             0.14%
LVIP JPMorgan Mid Cap Value RPM Fund(8)                              1.05%             0.25%             0.16%
LVIP MFS International Growth Fund(14)                               0.93%             0.25%             0.18%
LVIP MFS Value Fund                                                  0.63%             0.25%             0.07%
LVIP Mid-Cap Value Fund(15)                                          0.93%             0.25%             0.14%
LVIP Mondrian International Value Fund                               0.75%             0.25%             0.10%
LVIP Money Market Fund                                               0.36%             0.25%             0.07%
LVIP Protected Profile Conservative Fund(16)                         0.25%             0.25%             0.05%
LVIP Protected Profile Growth Fund(16)                               0.25%             0.25%             0.03%
LVIP Protected Profile Moderate Fund(16)                             0.25%             0.25%             0.03%
LVIP SSgA Bond Index Fund(17)                                        0.40%             0.25%             0.09%
LVIP SSgA Conservative Index Allocation Fund(18)                     0.25%             0.25%             0.51%
LVIP SSgA Conservative Structured Allocation Fund(18)                0.25%             0.25%             0.12%
LVIP SSgA Developed International 150 Fund(19)                       0.75%             0.25%             0.12%
LVIP SSgA Emerging Markets 100 Fund(20)                              1.09%             0.25%             0.17%
LVIP SSgA Global Tactical Allocation RPM Fund                        0.25%             0.25%             0.08%
LVIP SSgA International Index Fund(21)                               0.40%             0.25%             0.18%
LVIP SSgA Large Cap 100 Fund(22)                                     0.52%             0.25%             0.07%
LVIP SSgA Moderate Index Allocation Fund(23)                         0.25%             0.25%             0.22%
LVIP SSgA Moderate Structured Allocation Fund(23)                    0.25%             0.25%             0.06%
LVIP SSgA Moderately Aggressive Index Allocation Fund(23)            0.25%             0.25%             0.21%
LVIP SSgA Moderately Aggressive Structured Allocation Fund(23)       0.25%             0.25%             0.08%
LVIP SSgA S&P 500 Index Fund                                         0.20%             0.25%             0.08%
LVIP SSgA Small/Mid Cap 200 Fund(24)                                 0.69%             0.25%             0.10%
LVIP SSgA Small-Cap Index Fund                                       0.32%             0.25%             0.10%
LVIP T. Rowe Price Growth Stock Fund(25)                             0.75%             0.25%             0.10%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund                    0.73%             0.25%             0.09%
LVIP Templeton Growth RPM Fund                                       0.73%             0.25%             0.10%
LVIP UBS Large Cap Growth RPM Fund(13)                               0.75%             0.25%             0.09%
LVIP Vanguard Domestic Equity ETF Fund(27)                           0.25%             0.25%             0.32%
LVIP Vanguard International Equity ETF Fund(28)                      0.25%             0.25%             0.21%
MFS (Reg. TM) VIT Growth Series                                      0.75%             0.25%             0.09%
MFS (Reg. TM) VIT Utilities Series                                   0.73%             0.25%             0.08%
PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio(30)       0.74%             0.25%             0.02%



                                                                                                            Total
                                                                                Total         Total         Expenses
                                                                                Expenses      Contractual   (after
                                                                 Acquired       (before any   waivers/      Contractual
                                                                 Fund           waivers/      reimburse-    waivers/
                                                                 Fees and       reimburse-    ments         reimburse-
                                                                 Expenses   =   ments)        (if any)      ments)
LVIP Dimensional/Vanguard Total Bond Fund(10)                      0.17%           1.10%          -0.38%       0.72%
LVIP Global Income Fund(11)                                        0.00%           1.03%          -0.05%       0.98%
LVIP JPMorgan High Yield Fund(12)                                  0.01%           1.05%           0.00%       1.05%
LVIP JPMorgan Mid Cap Value RPM Fund(8)                            0.00%           1.46%          -0.09%       1.37%
LVIP MFS International Growth Fund(14)                             0.00%           1.36%          -0.05%       1.31%
LVIP MFS Value Fund                                                0.00%           0.95%           0.00%       0.95%
LVIP Mid-Cap Value Fund(15)                                        0.00%           1.32%          -0.03%       1.29%
LVIP Mondrian International Value Fund                             0.00%           1.10%           0.00%       1.10%
LVIP Money Market Fund                                             0.00%           0.68%           0.00%       0.68%
LVIP Protected Profile Conservative Fund(16)                       0.50%           1.05%           0.00%       1.05%
LVIP Protected Profile Growth Fund(16)                             0.52%           1.05%           0.00%       1.05%
LVIP Protected Profile Moderate Fund(16)                           0.52%           1.05%           0.00%       1.05%
LVIP SSgA Bond Index Fund(17)                                      0.00%           0.74%          -0.10%       0.64%
LVIP SSgA Conservative Index Allocation Fund(18)                   0.38%           1.39%          -0.56%       0.83%
LVIP SSgA Conservative Structured Allocation Fund(18)              0.38%           1.00%          -0.17%       0.83%
LVIP SSgA Developed International 150 Fund(19)                     0.00%           1.12%          -0.40%       0.72%
LVIP SSgA Emerging Markets 100 Fund(20)                            0.00%           1.51%          -0.74%       0.77%
LVIP SSgA Global Tactical Allocation RPM Fund                      0.33%           0.91%           0.00%       0.91%
LVIP SSgA International Index Fund(21)                             0.00%           0.83%          -0.04%       0.79%
LVIP SSgA Large Cap 100 Fund(22)                                   0.00%           0.84%          -0.20%       0.64%
LVIP SSgA Moderate Index Allocation Fund(23)                       0.38%           1.10%          -0.27%       0.83%
LVIP SSgA Moderate Structured Allocation Fund(23)                  0.39%           0.95%          -0.11%       0.84%
LVIP SSgA Moderately Aggressive Index Allocation Fund(23)          0.40%           1.11%          -0.26%       0.85%
LVIP SSgA Moderately Aggressive Structured Allocation Fund(23)     0.40%           0.98%          -0.13%       0.85%
LVIP SSgA S&P 500 Index Fund                                       0.00%           0.53%           0.00%       0.53%
LVIP SSgA Small/Mid Cap 200 Fund(24)                               0.00%           1.04%          -0.31%       0.73%
LVIP SSgA Small-Cap Index Fund                                     0.00%           0.67%           0.00%       0.67%
LVIP T. Rowe Price Growth Stock Fund(25)                           0.00%           1.10%           0.00%       1.10%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund                  0.00%           1.07%           0.00%       1.07%
LVIP Templeton Growth RPM Fund                                     0.00%           1.08%           0.00%       1.08%
LVIP UBS Large Cap Growth RPM Fund(13)                             0.00%           1.09%          -0.08%       1.01%
LVIP Vanguard Domestic Equity ETF Fund(27)                         0.13%           0.95%          -0.27%       0.68%
LVIP Vanguard International Equity ETF Fund(28)                    0.21%           0.92%          -0.16%       0.76%
MFS (Reg. TM) VIT Growth Series                                    0.00%           1.09%           0.00%       1.09%
MFS (Reg. TM) VIT Utilities Series                                 0.00%           1.06%           0.00%       1.06%
PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio(30)     0.14%           1.15%          -0.14%       1.01%


(1) Other Expenses have been restated to reflect current fees.

(2) The Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series' distributor, Delaware Distributors, L.P., has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from April 30, 2012 to April 30, 2013.

(3) Effective October 1, 2012 through April 30, 2013, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the portfolio to the extent necessary to maintain the portfolio's operating expenses at 0.62% for Class B shares, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expense and acquired funds (underlying funds) fees and expenses (estimated at 1.30%). The agreement may be terminated with the consent of the fund's Board.

(4) The amounts set forth under ""Management Fee"" and ""Other Expenses"" reflect the aggregate expenses of the Feeder Fund and the Master Fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Feeder Fund and does not include the fees of the Master Fund. Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Service Class II to the extent that the Other Expenses of the Feeder Fund exceed 0.10% of average daily net assets. The agreement will continue at least through April 30, 2013.

(5) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses exceed 1.29% of the average daily net assets of the fund. The agreement will continue at least through April 30, 2013.

(6) The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(7) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.22% of the first $250 million of average net assets of the fund and 0.32% of the excess over $250 million of average daily nets assets of the fund. The agreement will continue at least through April 30, 2013.

(8) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.09% on the first $60 million of average daily net assets of the Fund. The agreement will continue at least through April 30, 2013. The Management Fee has been restated to reflect the current expenses of the fund. The Other Expenses has been restated to reflect the current expenses of the fund.

(9) The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE. Lincoln Investment Advisors Corporation (LIA) has contractually agreed waive the following portion of its advisory fee for the fund: 0.05% of average daily net assets of the Fund. LIA has also contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses) exceed 0.55% of average daily net assets of the fund. Both agreements will continue at least through April 30, 2013.

(10) The AFFE has been restated to reflect the current expenses of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE. Lincoln Investment Advisors Corporation (LIA) has contractually agreed waive the following portion of its advisory fee for the fund: 0.05% of average daily net assets of the Fund. LIA has also contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses) exceed 0.55% of average daily net assets of the fund. Both agreements will continue at least through April 30, 2013.

(11) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.05% of average daily net assets of the fund. The agreement will continue at least through April 30, 2013.

(12) The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(13) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.15% on the first $100 million of average daily net assets of the Fund; and 0.10% on the next $150 million of average daily net assets of the fund. The agreement will continue at least through April 30, 2013.

(14) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.05% on the first $400 million of average daily net assets of the Fund. The agreement will continue at least through April 30, 2013. The Management Fee has been restated to reflect the current expenses of the fund. The Other Expenses has been restated to reflect the current expenses of the fund.

(15) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.05% of the first $25 million of average net assets of the Fund. The agreement will continue at least through April 30, 2013. LIA has contractually agreed to reimburse the Fund's Service Class to the extent that the Total Annual Fund Operating Expenses exceed 1.29% of average daily net assets of the fund. The agreement will continue at least through April 30, 2013.

(16) The AFFE has been restated to reflect the current expenses of the Fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(17) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.07% on the first $500 million of average daily net assets of the fund and 0.12% of average daily net assets of the fund in excess of $500 million. This waiver will continue at least through April 30, 2013.

(18) The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE. Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The agreement will continue at least through April 30, 2013. LIA has contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses) exceed 0.45% of average daily net assets of the fund. The agreement will continue at least through April 30, 2013.

(19) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.35% on the first $100 million of average daily net assets of the fund and 0.43% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through April 30, 2013.

(20) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.69% on the first $100 million of average daily net assets of the Fund and 0.76% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through April 30, 2013.

(21) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.03% on the first $500 million of average daily net assets of the fund and 0.05% of average daily net assets of the fund in excess of $500 million. The agreement will continue at least through April 30, 2013.

(22) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.12% on the first $100 million of average daily net assets of the fund and 0.22% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through April 30, 2013.

(23) The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE. Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The agreement will continue at least through April 30, 2013. LIA has contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses) exceed 0.45% of average daily net assets of the fund. The agreement will continue at least through April 30, 2013.

(24) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.29% on the first $100 million of average daily net assets of the fund and 0.39% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through April 30, 2013.

(25) The Management Fee has been restated to reflect the current expenses of the fund. The Other Expenses has been restated to reflect the current expenses of the fund.

(26) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund; 0.10% on the first $25 million of average daily net assets of the fund and 0.05% on the next $50 million of average daily net assets. The agreement will continue at least through April 30, 2013.

(27) The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE. Lincoln Investment Advisors Corporation (LIA) has contractually agreed waive the following portion of its advisory fee for the fund: 0.05% of average daily net assets of the Fund. LIA has also contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses) exceed 0.55% of average daily net assets of the fund. Both agreements will continue at least through April 30, 2013.

(28) The AFFE has been restated to reflect the current expenses of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE. Lincoln Investment Advisors Corporation (LIA) has contractually agreed waive the following portion of its advisory fee for the fund: 0.05% of average daily net assets of the Fund. LIA has also contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses) exceed 0.55% of average daily net assets of the fund. Both agreements will continue at least through April 30, 2013.

(29) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.03% on the first $250 million of average daily net assets of the fund; 0.08% on the next $500 million and 0.13% of average daily net assets in excess of $750 million. The agreement will continue at least through April 30, 2013.

(30) PIMCO has contractually agreed to waive the Portfolio's advisory fee and the supervisory and administrative fee in an amount equal to the management fee and administration services fee, respectively, paid by the PIMCO Cayman Commodity Portfolio I Ltd. (the "Subsidiary") to PIMCO. The Subsidiary pays PIMCO a management fee and an administrative services fee at the annual rates of 0.49% and 0.20%, respectively, of its net assets. This waiver may not be terminated by PIMCO and will be in effect through at least May 1, 2013 and will remain in effect as long as PIMCO's contract with the Subsidiary is in place.


(31) Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee for the Fund:
     0.05% of average daily net assets of the Fund. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses exceed 1.05% of average daily net assets of the Fund. Both agreements will continue at least through April 30, 2014 and cannot be terminated before that date without the mutual agreement of the Trust's board of trustees and the adviser.



Certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase ("redemption fees") which are not reflected in the table above. As of the date of this prospectus, none have done so. See The Contracts - Market Timing for a discussion of redemption fees.

For information concerning compensation paid for the sale of the contracts, see Distribution of the Contracts.


EXAMPLES


The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses. The Examples have been calculated using the fees and expenses of the funds prior to the application of any contractual waivers and/or reimbursements.


The first Example assumes that you invest $10,000 in the B Share contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the i4LIFE (Reg. TM) Advantage with the EGMDB death benefit and Guaranteed Income Benefit (version 4) at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


1) If you surrender your contract at the end of the applicable time period:



   1 year       3 years      5 years      10 years
-----------    ---------    ---------    ---------
   $1,317       $2,428       $3,510       $5,844

2) If you annuitize or do not surrender your contract at the end of the applicable time period:



 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------
   $617      $1,828       $3,010       $5,844

The next Example assumes that you invest $10,000 in the C Share contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the i4LIFE (Reg. TM) Advantage with the EGMDB death benefit and Guaranteed Income Benefit (version 4) at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


1) If you surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------
   $655      $1,934       $3,172       $6,098

2) If you annuitize or do not surrender your contract at the end of the applicable time period:



 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------
   $655      $1,934       $3,172       $6,098

The next Example assumes that you invest $10,000 in the L Share contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the i4LIFE (Reg. TM) Advantage with the EGMDB death benefit and Guaranteed Income Benefit (version 4) at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


1) If you surrender your contract at the end of the applicable time period:



   1 year       3 years      5 years      10 years
-----------    ---------    ---------    ---------
   $1,355       $2,534       $3,172       $6,098

2) If you annuitize or do not surrender your contract at the end of the applicable time period:



 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------
   $655      $1,934       $3,172       $6,098

The next Example assumes that you invest $10,000 in a B Share contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EEB death benefit and Lincoln Lifetime IncomeSM Advantage 2.0 at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


1) If you surrender your contract at the end of the applicable time period:



   1 year       3 years      5 years      10 years
-----------    ---------    ---------    ---------
   $1,299       $2,416       $3,556       $6,260

2) If you annuitize or do not surrender your contract at the end of the applicable time period:



 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------
   $599      $1,816       $3,056       $6,260

The next Example assumes that you invest $10,000 in a C Share contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EEB death benefit and Lincoln Lifetime IncomeSM Advantage 2.0 at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


1) If you surrender your contract at the end of the applicable time period:



 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------
   $638      $1,926       $3,229       $6,549

2) If you annuitize or do not surrender your contract at the end of the applicable time period:



 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------
   $638      $1,926       $3,229       $6,549

The next Example assumes that you invest $10,000 in a L Share contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EEB death benefit and Lincoln Lifetime IncomeSM Advantage 2.0 at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


1) If you surrender your contract at the end of the applicable time period:



   1 year       3 years      5 years      10 years
-----------    ---------    ---------    ---------
   $1,338       $2,526       $3,229       $6,549

2) If you annuitize or do not surrender your contract at the end of the applicable time period:



 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------
   $638      $1,926       $3,229       $6,549

For more information, see Charges and Other Deductions in this prospectus, and the prospectus for the funds. Premium taxes may also apply, although they do not appear in the examples. The examples do not reflect persistency credits. Different fees and expenses not reflected in the examples may be imposed during a period in which annuity payouts are made. See The Contracts - Annuity Payouts. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.



Summary of Common Questions
What kind of contract am I buying? It is an individual variable and interest adjusted, if applicable, annuity contract between you and Lincoln Life. This prospectus primarily describes the variable side of the contract. You may purchase any of the contracts offered in this prospectus: ChoicePlus AssuranceSM Series B Share, ChoicePlus AssuranceSM Series C Share or ChoicePlus AssuranceSM Series L Share. As described in this prospectus, the B Share contract provides for lower mortality and expense risk charges and a longer surrender charge period than the L Share contract. The C Share contract provides persistency credits after the twelfth contract anniversary and has no surrender charge. The L Share contract provides persistency credits after the seventh contract anniversary. See The Contracts - Contracts Offered in this Prospectus. This contract and certain riders, benefits, service features and enhancements may not be available in all states, and the charges may vary in certain states. You should refer to your contract for any state specific provisions. All material state variations are discussed in the prospectus. Please check with your investment representative regarding their availability.

What is the variable annuity account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See Variable Annuity Account.

What are Investment Requirements? If you elect a Living Benefit rider (except i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit), you will be subject to certain requirements for your subaccount investments, which means you may be limited in how much you can invest in certain subaccounts. Different Investment Requirements apply to different riders. If you elect Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds, i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds and 4LATER (Reg. TM) Advantage Protected Funds, you will have more restrictive Investment Requirements. See The Contracts - Investment Requirements.

What are my investment choices? You may allocate your purchase payments to the VAA or to the fixed account, if available. Based upon your instruction for purchase payments, the VAA applies your purchase payments and persistency credits, if applicable, to buy shares in one or more of the investment options. In turn, each fund holds a portfolio of securities consistent with its investment policy. See Investments of the Variable Annuity Account - Description of the Funds.

Who invests my money? Several different investment advisers manage the investment options. See Investments of the Variable Annuity Account - Description of the Funds.

How does the contract work? If we approve your application, we will send you a contract. When you make purchase payments during the accumulation phase, you buy accumulation units. If you decide to receive an annuity payout, your accumulation units are converted to annuity units. Your annuity payouts will be based on the number of annuity units you receive and the value of each annuity unit on payout days. See The Contracts.

What charges do I pay under the contract? We apply a charge to the daily net asset value of the VAA that consists of a mortality and expense risk charge according to the death benefit you select. There is an administrative charge in addition to the mortality and expense risk charge. The charges for any riders applicable to your contract will also be deducted from your contract value. See Charges and Other Deductions.

If you withdraw purchase payments, you may pay a surrender charge of a certain percentage of the surrendered or withdrawn purchase payment, depending upon which contract you have purchased, and how long those payments have been invested in the contract. For purposes of calculating surrender charges, we assume that all withdrawals prior to the seventh anniversary of the B Share and the fourth anniversary of L Share contracts come first from purchase payments. We may waive surrender charges in certain situations. The C Share contracts do not have a surrender charge. See Charges and Other Deductions - Surrender Charge.

We will deduct any applicable premium tax from purchase payments or contract value, unless the governmental entity dictates otherwise, at the time the tax is incurred or at another time we choose.

See Expense Tables and Charges and Other Deductions for additional fees and expenses in these contracts.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

The surrender, withdrawal or transfer of value from a Guaranteed Period of the fixed account may be subject to the Interest Adjustment, if applicable. See Fixed Side of the Contract.

Charges may also be imposed during the regular income or annuity payout period, including i4LIFE (Reg. TM) Advantage, if elected. See The Contracts and Annuity Payouts.

For information about the compensation we pay for sales of contracts, see The Contracts - Distribution of the Contracts.

What purchase payments do I make, and how often? Subject to the minimum and maximum payment amounts, your payments are completely flexible. Please check with your investment representative about making additional purchase payments since the requirements of your state may vary. See The Contracts - Purchase Payments.

What is a persistency credit? If you purchase the C Share contract, a persistency credit of 0.10% of contract value less purchase payments that have been in the contract less than twelve years will be credited on a quarterly basis after the twelfth anniversary. If you purchase the L Share contract, a persistency credit of 0.10% of contract value less purchase payments that have been in the contract less than seven years will be credited on a quarterly basis after the seventh anniversary. See The Contracts - Persistency Credits.

Annuity contracts that have no provision for persistency credits may have lower mortality and expense risk charges and/or lower surrender charges. We encourage you to talk with your financial adviser and determine which annuity contract is most appropriate for you.

How will my annuity payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving annuity payouts from your contract as a fixed option or variable option or a combination of both. See Annuity Payouts - Annuity Options. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios.

What happens if I die before I annuitize? Your beneficiary will receive death benefit proceeds based upon the death benefit you select. Your beneficiary has options as to how the death benefit is paid. In the alternative, you may choose to receive a death benefit on the death of the annuitant. See The Contracts - Death Benefit.

May I transfer contract value between variable options and between the variable and fixed sides of the contract? Yes, subject to certain restrictions. Generally, transfers made before the Annuity Commencement Date are restricted to no more than twelve (12) per contract year. The minimum amount that can be transferred to the fixed account is $2,000 (unless the total amount in the subaccounts is less than $2,000). If transferring funds from the fixed account to the subaccount, you may only transfer 25% of the total value invested in the fixed account in any 12-month period. The minimum amount that may be transferred is $300. Transfers from the fixed account may be subject to an Interest Adjustment. If permitted by your contract, we may discontinue accepting transfers into the fixed side of the contract at any time. See The Contracts - Transfers On or Before the Annuity Commencement Date and Transfers After the Annuity Commencement Date. For further information, see also the Fixed Side of the Contract and Guaranteed Periods.

What are Living Benefit Riders? Living Benefit riders are optional riders available to purchase for an additional fee. These riders offer either a minimum withdrawal benefit (Lincoln SmartSecurity (Reg. TM) Advantage and Lincoln Lifetime IncomeSM Advantage 2.0) or a minimum annuity payout (4LATER (Reg. TM) Advantage Protected Funds and i4LIFE (Reg. TM) Advantage with or without the Guaranteed Income Benefit). In addition, the Lincoln Long-Term CareSM Advantage (a qualified long-term care benefit rider) may be available under your contract.If you select a Living Benefit rider, Excess Withdrawals may have adverse effects on the benefit (especially during times of poor investment performance), and you will be subject to Investment Requirements (unless you elect i4LIFE (Reg. TM) Advantage without the Guaranteed Income Benefit). Excess Withdrawals under certain Living Benefit riders may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an Excess Withdrawal will reduce your future guaranteed amounts, you should contact either your registered representative or us prior to requesting a withdrawal to find out what, if any, impact the Excess Withdrawal will have on any guarantees under the living benefit rider. These riders are discussed in detail in this prospectus. In addition, an overview of these riders is provided as an appendix to this prospectus. Any guarantees under the contract that exceed your contract value are subject to our financial strength and claims-paying ability.

What is Lincoln Lifetime IncomeSM Advantage 2.0? Lincoln Lifetime IncomeSM Advantage 2.0 is a rider that you may purchase for an additional charge and which provides on an annual basis guaranteed lifetime periodic withdrawals up to a guaranteed amount based on an Income Base, a 5% Enhancement to the Income Base (less purchase payments received in that year) or automatic annual step-ups to the Income Base, and age-based increases to the guaranteed periodic withdrawal amount. Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. The Income Base is not available as a separate benefit upon death or surrender and is increased by subsequent purchase payments, 5% Enhancements to the Income Base (less purchase payments received in that year), automatic annual step-ups to the Income Base and is decreased by certain withdrawals in accordance with provisions described in this prospectus. See The Contracts - Lincoln Lifetime IncomeSM Advantage
2.0. You may not simultaneously elect Lincoln Lifetime IncomeSM Advantage 2.0 and another one of the Living Benefit riders. By electing this rider you will be subject to Investment Requirements. See The Contracts - Investment Requirements.

What is Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds? Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds is an optional feature under Lincoln Lifetime IncomeSM Advantage 2.0 that provides a higher Guaranteed Annual Income amount percentage if you adhere to certain Investment Requirements. You will be subject to certain Investment Requirements in which 100% of your contract value must be allocated among specified subaccounts. See The Contracts - Investment Requirements. All of the other terms and conditions of Lincoln Lifetime IncomeSM Advantage 2.0 continue to apply to Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds.

What is Lincoln SmartSecurity (Reg. TM) Advantage? This benefit, which may be available for purchase at an additional charge, provides a Guaranteed Amount equal to the initial purchase payment (or contract value at the time of election) as adjusted. You may access this benefit through periodic withdrawals. Excess Withdrawals will adversely affect the Guaranteed Amount. See The Contracts - Lincoln SmartSecurity (Reg. TM) Advantage. You cannot simultaneously elect Lincoln SmartSecurity (Reg. TM) Advantage with any other Living Benefit rider. By electing this benefit, you will be subject to Investment Requirements. See The Contracts - Investment Requirements.

What is i4LIFE (Reg. TM) Advantage? i4LIFE (Reg. TM) Advantage is an annuity payout option, available for purchase at an additional charge, that provides periodic variable lifetime income payments, a death benefit, and the ability to make withdrawals during a defined period of time (Access Period). For an additional charge, you may purchase a minimum payout floor, the Guaranteed Income Benefit. We assess a charge, imposed only during the i4LIFE (Reg. TM) Advantage payout phase, based on the i4LIFE (Reg. TM) Advantage death benefit you choose and whether or not the Guaranteed Income Benefit is in effect.

What is the Guaranteed Income Benefit? The Guaranteed Income Benefit provides a minimum payout floor for your i4LIFE (Reg. TM) Advantage Regular Income Payments. By electing this benefit, you will be subject to Investment Requirements. See The Contracts - Investment Requirements. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is purchased when you elect i4LIFE (Reg.
TM) Advantage or any time during the Access Period subject to terms and conditions at that time. The minimum floor is based on the Account Value at the time you elect i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit. Certain Living Benefit riders have features that may be used to establish the amount of the Guaranteed Income Benefit. You may use your Guaranteed Amount from Lincoln SmartSecurity (Reg. TM) Advantage or your Income Base from Lincoln Lifetime IncomeSM Advantage 2.0 to establish the Guaranteed Income Benefit at the time you terminate that rider to purchase i4LIFE (Reg. TM) Advantage. See The Contracts - i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, and Lincoln Lifetime IncomeSM Advantage 2.0 - i4LIFE (Reg. TM) Advantage option.

What is i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds? i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds is an optional feature under i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit that provides a higher initial Guaranteed Income Benefit percentage if you adhere to certain Investment Requirements in which 100% of your contract value must be allocated among specified subaccounts. See The Contracts - Investment Requirements. All other terms and conditions of i4LIFE (Reg. TM) Advantage continue to apply to i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds.

What is 4LATER (Reg. TM) Advantage Protected Funds? 4LATER (Reg. TM) Advantage Protected Funds is a rider that provides an Income Base which will be used to establish the amount of the Guaranteed Income Benefit payment upon the election of the i4LIFE (Reg. TM) Advantage rider. If you elect 4LATER (Reg. TM) Advantage Protected Funds, you must later elect the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds feature under i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version 4) to receive a benefit from 4LATER (Reg. TM) Advantage Protected Funds. There is an additional charge for this rider, and you will be subject to certain Investment Requirements in which 100% of your contract value must be allocated among specified subaccounts. Please see the section The Contracts - Investment Requirements in your prospectus for further information.

What is Lincoln Long-Term CareSM Advantage? The Lincoln Long-Term CareSM Advantage rider (LTC rider) is a qualified long-term care rider that provides a way to manage the potential impact of long-term care expenses. The LTC rider provides the potential to receive benefits equal to your purchase payments plus an additional amount equal to two times your purchase payments. These benefits are paid to you income tax-free. In addition, you have the opportunity to increase your tax-free long-term care benefits if there is investment gain in your contract. The LTC rider may only be purchased at the time the contract is issued and is not available if you have already purchased a contract. You cannot simultaneously elect the LTC rider with any other Living Benefit rider. In addition, the EEB Death Benefit is not available for purchasers of the LTC rider. By electing this rider, you will be subject to Investment Requirements. See The Contracts - Investment Requirements. The LTC rider is currently only available in a limited number of states. Check with your registered representative regarding availability. See the Lincoln Long-Term CareSM Advantage prospectus supplement for complete details regarding the LTC rider.

What is Lincoln SmartIncomeSM Inflation? Lincoln SmartIncomeSM Inflation is a fixed annuity payout option that provides periodic annuity payouts that may increase or decrease each year based on changes in a consumer price index that measures inflation. Lincoln SmartIncomeSM Inflation also provides a guaranteed minimum payout, a death benefit and access to a reserve value from which unscheduled payments may be taken. See The Contracts - Annuity Payouts - Lincoln SmartIncomeSM Inflation.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See The Contracts - Surrenders and Withdrawals. If you surrender the contract or make a withdrawal, certain charges may apply. See Charges and Other Deductions. A portion of surrender or withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 591/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20% withholding. See Federal Tax Matters.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days (in some states longer) of the date you first receive the contract. You need to return the contract, postage prepaid, to our Home Office. In most states you assume the risk of any market drop on purchase payments you allocate to the variable side of the contract. See Return Privilege.

Where may I find more information about accumulation unit values? Since no sales of this product occurred before December 31, 2011, there is no financial information to report for the subaccounts.



Investment Results
At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without contingent deferred sales charges. Results calculated without contingent deferred sales charges will be higher. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value.

Note that there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates and due in part to the contract fees and expenses, the yields of any subaccount investing in a money market fund may also become extremely low and possibly negative.

The annual performance of the subaccounts is based on past performance and does not indicate or represent future performance.



The Lincoln National Life Insurance Company
The Lincoln National Life Insurance Company (Lincoln Life or Company), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Depending on when you purchased your contract, you may be permitted to make allocations to the fixed account, which is part of our general account. See The Fixed Side of the Contract. In addition, any guarantees under the contract that exceed your contract value, such as those associated with death benefit options and Living Benefit riders are paid from our general account (not the VAA). Therefore, any amounts that we may pay under the contract in excess of contract value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. With respect to the issuance of the contracts, Lincoln Life does not file periodic financial reports with the SEC pursuant to the exemption for life insurance companies provided under Rule 12h-7 of the Securities Exchange Act of 1934.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account. Moreover, unlike assets held in the VAA, the assets of the general account are subject to the general liabilities of the Company and, therefore, to the Company's general creditors. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other contractowner obligations.

Our Financial Condition. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our general account. In general, those laws and regulations determine the amount and type of investments which we can make with general account assets.

In addition, state insurance regulations require that insurance companies calculate and establish on their financial statements, a specified amount of reserves in order to meet the contractual obligations to pay the claims of our policyholders. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of liabilities, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our general account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information. We encourage both existing and prospective policyholders to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the VAA, are located in the SAI. If you would like a free copy of the SAI, please write to us at: PO Box 2348, Fort Wayne, IN 46801-2348 , or call 1-888-868-2583. In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov. You may obtain our audited statutory financial statements and any unaudited statutory financial statements that may be available by visiting our website at www.LincolnFinancial.com.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity contracts based on its financial strength and/or claims-paying ability. Additional information about rating agencies is included in the Statement of Additional Information.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.



Variable Annuity Account (VAA)
On November 3, 1997, the VAA was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln Life. We are the issuer of the contracts and the obligations set forth in the contract, other than those of the contractowner, are ours. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA is used to support other annuity contracts offered by us in addition to the contracts described in this prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this prospectus. These other annuity contracts may have different charges that could affect the performance of their subaccounts, and they offer different benefits.



Financial Statements
The December 31, 2011 financial statements of the VAA and the December 31, 2011 consolidated financial statements of Lincoln Life are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-888-868-2583.



Investments of the Variable Annuity Account
You decide the subaccount(s) to which you allocate purchase payments. There is a separate subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request.


Investment Advisers

As compensation for its services to the funds, each investment adviser for each fund receives a fee from the funds which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined in the prospectuses for the funds.


Certain Payments We Receive with Regard to the Funds

With respect to a fund, including affiliated funds, the adviser and/or distributor, or an affiliate thereof, may make payments to us (or an affiliate). It is anticipated that such payments will be based on a percentage of assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by us (or an affiliate). These percentages are negotiated and vary with each fund. Some funds may pay us significantly more than other funds and the amount we receive may be substantial. These percentages currently range up to 0.50%, and as of the date of this prospectus, we were receiving payments from each fund family. We (or our affiliates) may profit from these payments or use these payments for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the contracts and, in our role as intermediary, the funds. These payments may be derived, in whole or in part, from the investment advisory fee deducted from fund assets. Contractowners, through their indirect investment in the funds, bear the costs of these investment advisory fees (see the funds' prospectuses for more information). Additionally, a fund's adviser and/or distributor or its affiliates may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts for marketing programs and sales support, as well as amounts to participate in training and sales meetings.

All of the funds offered as part of this contract make payments to us under their distribution plans (12b-1 plans). The payment rates range up to 0.55% based on the amount of assets invested in those funds. Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment, and will reduce the fund's investment return. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us or our affiliates would decrease.


Description of the Funds

Each of the subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund.

We select the funds offered through the contract based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will make payments to us or our affiliates. We review each fund periodically after it is selected. Upon review, we may remove a fund or restrict allocation of additional purchase payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant contractowner assets. Finally, when we develop a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.

Certain funds invest substantially all of their assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return. These arrangements are referred to as funds of funds or master-feeder funds. Funds of funds or master-feeder structures may have higher expenses than funds that invest directly in debt or equity securities.

Certain funds may employ hedging strategies to provide for downside protection during sharp downward movements in equity markets. The cost of these hedging strategies could limit the upside participation of the fund in rising equity markets relative to other funds. The death benefits and Living Benefit riders offered under the contract also provide protection in the event of a market downturn. Likewise, there are additional costs associated with the death benefits and Living Benefit riders, which can limit the contract's upside participation in the markets. You should consult with your financial representative to determine which combination of investment choices and death benefit and/or rider purchases (if any) are appropriate for you.

Following are brief summaries of the fund descriptions. More detailed information may be obtained from the current prospectus for each fund. You should read each fund prospectus carefully before investing. Prospectuses for each fund are available by contacting us. In addition, if you receive a summary prospectus for a fund, you may obtain a full statutory prospectus by referring to the contact information for the fund company on the cover page of the summary prospectus. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.


AllianceBernstein Variable Products Series Fund, advised by AllianceBernstein, L.P.

  o AllianceBernstein VPS Global Thematic Growth Portfolio: Long-term growth of capital.

  o AllianceBernstein VPS Small/Mid Cap Value Portfolio: Long-term growth of capital.


BlackRock Variable Series Funds, Inc.,advised by BlackRock Advisors, LLC and subadvised by BlackRock Investment Management, LLC

  o BlackRock Global Allocation V.I. Fund: High total investment return.


Delaware VIP (Reg. TM) Trust, advised by Delaware Management Company*


  o Diversified Income Series: Maximum long-term total return consistent with reasonable risk.


  o Emerging Markets Series: Long-term capital appreciation.


  o Limited-Term Diversified Income Series: Maximum total return, consistent with reasonable risk.

  o REIT Series: Maximum long-term total return, with capital appreciation as a secondary objective.

  o Small Cap Value Series: Capital appreciation.

  o Smid Cap Growth Series: Long-term capital appreciation.


  o U.S. Growth Series: Long-term capital appreciation.

  o Value Series: Long-term capital appreciation.

DWS Variable Series II, advised by Deutsche Investment Management Americas,
    Inc. and subadvised by RREEF America L.L.C.

  o DWS Alternative Asset Allocation VIP Portfolio: Capital appreciation; a fund of funds.


Fidelity (Reg. TM) Variable Insurance Products, advised by Fidelity Management and Research Company and subadvised by FMR CO., Inc.

  o Contrafund (Reg. TM) Portfolio: Long-term capital appreciation.


  o Growth Portfolio: To achieve capital appreciation.


  o Mid Cap Portfolio: Long-term growth of capital.


Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.


  o Franklin Income Securities Fund: To maximize income while maintaining prospects for capital appreciation.

  o Mutual Shares Securities Fund: Capital appreciation; income is a secondary consideration.



Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

  o LVIP American Global Growth Fund: Long-term growth of capital; a master-feeder fund.

  o LVIP American Global Small Capitalization Fund: Long-term growth of capital; a master-feeder fund.

  o LVIP American Growth Fund: Growth of capital; a master-feeder fund.

  o LVIP American Growth-Income Fund: Long-term growth of capital and income; a master-feeder fund.

  o LVIP American International Fund: Long-term growth of capital; a master-feeder fund.

  o LVIP Baron Growth Opportunities Fund: Capital appreciation.
     (Subadvised by BAMCO, Inc.)


  o LVIP BlackRock Emerging Markets Index RPM Fund: To approximate as closely as practicable, before fees and expenses, the performance of a broad-based emerging markets index while seeking to control the level of portfolio volatility.
     (Subadvised by BlackRock Investment Management, LLC.)

  o LVIP BlackRock Equity Dividend RPM Fund: Reasonable income by investing primarily in income-producing equity securities.
     (Subadvised by BlackRock Investment Management, LLC.)

  o LVIP BlackRock Inflation Protected Bond Fund: To maximize real return, consistent with preservation of real capital and prudent investment management.
     (Subadvised by BlackRock Investment Management, LLC.)

  o LVIP Capital Growth Fund: Capital growth.
     (Subadvised by Wellington Management Company, LLP)

  o LVIP Cohen & Steers Global Real Estate Fund: Total return through a combination of current income and long-term capital appreciation.

     (Subadvised by Cohen & Steers Capital Management)


  o LVIP Columbia Small-Mid Cap Growth RPM Fund: Capital appreciation. (Subadvised by Columbia Management Investment Advisers, LLC)

  o LVIP Delaware Bond Fund: Maximum current income (yield) consistent with a prudent investment strategy.
     (Subadvised by Delaware Management Company)*


  o LVIP Delaware Diversified Floating Rate Fund: Total return.
     (Subadvised by Delaware Management Company)*


  o LVIP Delaware Social Awareness Fund: To maximize long-term capital appreciation.

     (Subadvised by Delaware Management Company)*


  o LVIP Delaware Special Opportunities Fund: To maximize long-term capital appreciation.
     (Subadvised by Delaware Management Company)*

  o LVIP Dimensional Non-U.S. Equity Fund: Long-term capital appreciation; a fund of funds.

  o LVIP Dimensional U.S. Equity Fund: Long-term capital appreciation; a fund of funds.

  o LVIP Dimensional/Vanguard Total Bond Fund:Total return consistent with the preservation of capital.


  o LVIP Global Income Fund: Current income consistent with preservation of capital.
     (Subadvised by Mondrian Investment Partners Limited and Franklin Advisors, Inc.)


  o LVIP JPMorgan Mid Cap Value RPM Fund: Long-term capital appreciation. (Subadvised by J.P. Morgan Investment Management, Inc.)

  o LVIP JPMorgan High Yield Fund: A high level of current income; capital appreciation is the secondary objective.
     (Subadvised by J.P. Morgan Investment Management, Inc.)


  o LVIP MFS International Growth Fund: Long-term capital appreciation. (Subadvised by Massachusetts Financial Services Company)

  o LVIP MFS Value Fund: Capital appreciation.
     (Subadvised by Massachusetts Financial Services Company)


  o LVIP Mid-Cap Value Fund: Long-term capital appreciation.
     (Subadvised by Wellington Management Company, LLP)

  o LVIP Mondrian International Value Fund: Long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.
     (Subadvised by Mondrian Investment Partners Limited)

  o LVIP Money Market Fund: To maximize current income while maintaining a stable value of your shares (providing stability of net asset value) and preserving the value of your initial investment (preservation of capital).


     (Subadvised by Delaware Management Company)*


  o LVIP SSgA Bond Index Fund: To match as closely as practicable, before fees and expenses, the performance of the Barclays Capital U.S. Aggregate Index.

     (Sub-advised by SSgA Funds Management, Inc.)


  o LVIP SSgA Conservative Index Allocation Fund: A high level of current income, with some consideration given to growth of capital; a fund of funds.

  o LVIP SSgA Conservative Structured Allocation Fund: A high level of current income, with some consideration given to growth of capital; a fund of funds.

  o LVIP SSgA Developed International 150 Fund: To maximize long-term capital appreciation.
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Emerging Markets 100 Fund: To maximize long-term capital appreciation.

     (Sub-advised by SSgA Funds Management, Inc.)


  o LVIP SSgA Global Tactical Allocation RPM Fund: Long-term growth of capital; a fund of funds.

     (Sub-advised by SSgA Funds Management, Inc.)


  o LVIP SSgA International Index Fund: To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.
    (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Large Cap 100 Fund: To maximize long-term capital appreciation. (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Moderate Index Allocation Fund: A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

  o LVIP SSgA Moderate Structured Allocation Fund: A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.

  o LVIP SSgA Moderately Aggressive Index Allocation Fund: A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

  o LVIP SSgA Moderately Aggressive Structured Allocation Fund: A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

  o LVIP SSgA S&P 500 Index Fund: To approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.**

     (Sub-advised by SSgA Funds Management, Inc.)


  o LVIP SSgA Small-Cap Index Fund: To approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 (Reg. TM) Index*, which emphasizes stocks of small U.S. companies.

     (Sub-advised by SSgA Funds Management, Inc.)


  o LVIP SSgA Small-Mid Cap 200 Fund: To maximize long-term capital appreciation.
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP T. Rowe Price Growth Stock Fund: Long-term capital growth. (Subadvised by T. Rowe Price Associates, Inc.)

  o LVIP T. Rowe Price Structured Mid-Cap Growth Fund: To maximize capital appreciation.
     (Subadvised by T. Rowe Price Associates, Inc.)

  o LVIP Templeton Growth RPM Fund: Long-term capital growth.
     (Subadvised by Templeton Investment Counsel, LLC)

  o LVIP UBS Large Cap Growth RPM Fund: Long-term growth of capital in a manner consistent with the preservation of capital.
     (Subadvised by UBS Global Asset Management (Americas) Inc.)

  o LVIP Vanguard Domestic Equity ETF Fund: Long-term capital appreciation; a fund of funds.

  o LVIP Vanguard International Equity ETF Fund: Long-term capital appreciation; a fund of funds.

  o LVIP Protected Profile Conservative Fund: A high level of current income with some consideration given to growth of capital; a fund of funds.

  o LVIP Protected Profile Growth Fund: A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

  o LVIP Protected Profile Moderate Fund: A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.



MFS (Reg. TM) Variable Insurance TrustSM, advised by Massachusetts Financial
    Services Company

  o Growth Series: Capital appreciation.

  o Utilities Series: Total return.


PIMCO Variable Insurance Trust, advised by PIMCO

  o PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio: Maximum real return.

* Investments in Delaware Investments VIP Series, Delaware Funds, LVIP Delaware Funds or Lincoln Life accounts managed by Delaware Investment Advisors, a series of Delaware Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Series or Funds or accounts, the repayment of capital from the Series or Funds or account, or any particular rate of return.

** "Standard & Poor's (Reg. TM)", "S&P 500 (Reg. TM)", "Standard & Poor's 500
   (Reg. TM)" and "500" are trademarks of Standard & Poor's Financial Services, LLC, a subsidiary of The McGraw-Hill Companies, Inc. and have been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product.


Fund Shares

We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various contractowners participating in a fund could conflict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The funds do not foresee any disadvantage to contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.


Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.


Addition, Deletion or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute funds for all contractowners or only for certain classes of contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of contractowners.

Substitutions may be made with respect to existing investments or the investment of future purchase payments, or both. We may close subaccounts to allocations of purchase payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts. Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion and, if required, after approval from the SEC.

We also may:
 o remove, combine, or add subaccounts and make the new subaccounts available to you at our discretion;
 o transfer assets supporting the contracts from one subaccount to another or from the VAA to another separate account;
 o combine the VAA with other separate accounts and/or create new separate accounts;
 o deregister the VAA under the 1940 Act; and
 o operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contracts to reflect changes to the subaccounts and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.



Charges and Other Deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder.

Our administrative services include:
 o processing applications for and issuing the contracts;
 o processing purchases and redemptions of fund shares as required (including dollar cost averaging, portfolio rebalancing, and automatic withdrawal services - See Additional Services and the SAI for more information on these programs);
 o maintaining records;
 o administering annuity payouts;
 o furnishing accounting and valuation services (including the calculation and monitoring of daily subaccount values);
 o reconciling and depositing cash receipts;
 o providing contract confirmations;
 o providing toll-free inquiry services; and

 o furnishing telephone and other electronic surrenders, withdrawals and fund transfer services.


The risks we assume include:
 o the risk that annuitants receiving annuity payouts, including Lincoln SmartIncomeSM Inflation payouts, live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed);
 o the risk that lifetime payments to individuals from Lincoln SmartSecurity (Reg. TM) Advantage or Lincoln Lifetime IncomeSM Advantage 2.0 will exceed the contract value;
 o the risk that death benefits paid will exceed the actual contract value;
 o the risk that more owners than expected will qualify for waivers of the surrender charge;
 o the risk that, if i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit is in effect, the required Regular Income Payments will exceed the Account Value; and
 o the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the contingent deferred sales charge collected may not fully cover all of the sales and distribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.


Deductions from the VAA

For the base contract, we apply a charge to the average daily net asset value of the subaccounts based on which contract and death benefit you choose. Those charges are equal to an annual rate of:

                                                                       Guarantee of    Enhanced Guaranteed      Estate
                                                     Account Value   Principal Death      Minimum Death       Enhancement
                                                     Death Benefit       Benefit         Benefit (EGMDB)     Benefit (EEB)
                                                    --------------- ----------------- --------------------- --------------
      B Share:
      Mortality and expense risk charge............     1.15%            1.20%               1.45%              1.65%
      Administrative charge........................     0.10%            0.10%               0.10%              0.10%
                                                         ----             ----                ----               ----
      Total annual charge for each subaccount......     1.25%            1.30%               1.55%              1.75%
      C Share:
      Mortality and expense risk charge............     1.55%            1.60%               1.85%              2.05%
      Administrative charge........................     0.10%            0.10%               0.10%              0.10%
                                                         ----             ----                ----               ----
      Total annual charge for each subaccount......     1.65%            1.70%               1.95%              2.15%
      L Share:
      Mortality and expense risk charge............     1.55%            1.60%               1.85%              2.05%
      Administrative charge........................     0.10%            0.10%               0.10%              0.10%
                                                         ----             ----                ----               ----
      Total annual charge for each subaccount......     1.65%            1.70%               1.95%              2.15%

Surrender Charge

For B Share and L Share contracts only, asurrender charge applies (except as described below) to surrenders and withdrawals of purchase payments that have been invested for the periods indicated below. The surrender charge is calculated separately for each purchase payment. The contract anniversary is the annually occurring date beginning with the effective date of the contract. For example, if the effective date of your contract is January 1, 2012, your first contract anniversary would be on January 1, 2013, your second contract anniversary would be on January 1, 2014, and so forth.




                                                                       Surrender charge as
                                                                        a percentage of
                                                                       the surrendered or
                                                                           withdrawn
                                                                       purchase payments
                                                                       ------------------
Number of contract anniversaries since purchase payment was invested    B Share   L Share
---------------------------------------------------------------------- --------- --------
      0...............................................................   7.0%      7.0%
      1...............................................................   7.0%      7.0%
      2...............................................................   6.0%      6.0%
      3...............................................................   6.0%      6.0%
      4...............................................................   5.0%      0.0%
      5...............................................................   4.0%      0.0%
      6...............................................................   3.0%      0.0%
      7...............................................................   0.0%      0.0%


A surrender charge does not apply to:
 o A surrender or withdrawal of a purchase payment beyond the seventh anniversary for B Share or fourth anniversary for L Share, since the purchase payment was invested;
 o Withdrawals of contract value during a contract year to the extent that the total contract value withdrawn during the current contract year does not exceed the free amount. The free amount is equal to the greater of 10% of the current contract value or 10% of the total purchase payments (this does not apply upon surrender of the contract);
 o Purchase payments used in the calculation of the initial benefit payment to be made under an annuity payout option, other than the i4LIFE (Reg. TM) Advantage option;
 o A surrender or withdrawal of any purchase payments, as a result of permanent and total disability of the contractowner as defined in Section 22(e)(3) of the tax code, if the disability occurred after the effective date of the contract and before the 65th birthday of the contractowner. For contracts issued in the State of New Jersey, a different definition of permanent and total disability applies;
 o When the surviving spouse assumes ownership of the contract as a result of the death of the original owner (however, the surrender charge schedule of the original contract will continue to apply to the spouse's contract);
 o A surrender or withdrawal of any purchase payments, as a result of the admittance of the contractowner to an accredited nursing home or equivalent health care facility, where the admittance into the facility occurs after the effective date of the contract and the owner has been confined for at least 90 consecutive days;
 o A surrender or withdrawal of any purchase payments as a result of the diagnosis of a terminal illness of the contractowner. Diagnosis of a terminal illness must be after the effective date of the contract and results in a life expectancy of less than one year as determined by a qualified professional medical practitioner;
 o A surrender of the contract as a result of the death of the contractowner or annuitant;
 o A surrender or annuitization of any applicable persistency credits;

 o Purchase payments when used in the calculation of the initial Account Value under the i4LIFE (Reg. TM) Advantage option;
 o Regular income payments made under i4LIFE (Reg. TM) Advantage, including any payments to provide the Guaranteed Income Benefits, or periodic payments made under any annuity payout option made available by us;
 o A surrender of a contract or withdrawal of a contract value from contracts issued to selling group individuals (applicable to B Share contracts only);

 o Withdrawals up to the Maximum Annual Withdrawal amount under Lincoln SmartSecurity (Reg. TM) Advantage or Guaranteed Annual Income amount under Lincoln Lifetime IncomeSM Advantage 2.0, subject to certain conditions.

For purposes of calculating the surrender charge on withdrawals, we assume that:

1. The free amount will be withdrawn from purchase payments on a "first in-first out (FIFO)" basis.

2. Prior to the seventh anniversary for the B Share contract, and the fourth anniversary for the L Share contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:
  o from purchase payments (on a FIFO basis) until exhausted; then
  o from earnings until exhausted.

3. On or after the seventh anniversary for the B Share contract, and the fourth anniversary for the L Share contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:
  o from purchase payments (on a FIFO basis) to which a surrender charge no longer applies until exhausted; then
  o from earnings and persistency credits, if any, or until exhausted; then
  o from purchase payments (on a FIFO basis) to which a surrender charge still applies until exhausted.

We apply the surrender charge as a percentage of purchase payments, which means that you would pay the same surrender charge at the time of surrender regardless of whether your contract value has increased or decreased. The surrender charge is calculated separately for each purchase payment. The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when contractowners surrender or withdraw before distribution costs have been recovered.

If the contractowner is a corporation or other non-individual (non-natural person), the annuitant or joint annuitant will be considered the contractowner or joint owner for purposes of determining when a surrender charge does not apply.


Account Fee

During the accumulation period, we will deduct an account fee of $35 from the contract value on each contract anniversary to compensate us for the administrative services provided to you; this $35 account fee will also be deducted from the contract value upon surrender. This fee may be lower in certain states, if required, and will be waived after the fifteenth contract year. The account fee will be waived for any contract with a contract value that is equal to or greater than $100,000 on the contract anniversary. There is no account fee on contracts issued to selling group individuals (applicable to B Share contracts only).


Rider Charges

A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement.

Lincoln Lifetime IncomeSM Advantage 2.0 Charge. While this rider is in effect, there is a charge for the Lincoln Lifetime IncomeSM Advantage 2.0. The rider charge is currently equal to an annual rate of 1.05% (0.2625% quarterly) for the Lincoln Lifetime IncomeSM Advantage 2.0 single life option and 1.25% (0.3125% quarterly) for the Lincoln Lifetime IncomeSM Advantage 2.0 joint life option. There is no additional charge for Lincoln Lifetime IncomeSM Advantage
2.0 Protected Funds over and above the charge for Lincoln Lifetime IncomeSM Advantage 2.0.

The charge is applied to the Income Base (initial purchase payment if purchased at contract issue, or contract value at the time of election) as increased for subsequent purchase payments, Automatic Annual Step-ups, 5% Enhancements, and decreased for Excess Withdrawals. We will deduct the cost of this rider from the contract value on a quarterly basis, with the first deduction occurring on the valuation date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in proportion to the value in each subaccount and any fixed account of the contract on the valuation date the rider charge is assessed. The amount we deduct will increase or decrease as the Income Base increases or decreases, because the charge is based on the Income Base. Refer to the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base section for a discussion and example of the impact of the changes to the Income Base.

The annual rider percentage charge may increase each time the Income Base increases as a result of the Automatic Annual Step-up, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. An Automatic Annual Step-up is a feature that will increase the Income Base to equal the contract value on a Benefit Year anniversary if all conditions are met. The Benefit Year is a 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. Therefore, your percentage charge for this rider could increase every Benefit Year anniversary. If your percentage charge is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge to change. If you opt out of the step-up, your current charge will remain in effect and the Income Base will be returned to the prior Income Base. This opt out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the percentage charge increases if you do not want the Automatic Annual Step-up.

The 5% Enhancement to the Income Base (less purchase payments received in that year) occurs if a 10-year Enhancement Period is in effect as described further in the Lincoln Lifetime IncomeSM Advantage 2.0 section. During the first ten Benefit Years an increase in the Income Base as a result of the 5% Enhancement will not cause an increase in the annual rider percentage charge but will increase the dollar amount of the charge. After the 10th Benefit Year anniversary the annual rider percentage charge may increase each time the Income Base increases as a result of the 5% Enhancement, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. If your percentage charge is increased, you may opt-out of the 5% Enhancement by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge to change. If you opt out of the 5% Enhancement, your current charge will remain in effect and the Income Base will be returned to the prior Income Base. This opt-out will only apply for this particular 5% Enhancement. You will need to notify us each time thereafter (if an Enhancement would cause your percentage charge to increase) if you do not want the 5% Enhancement.

The rider percentage charge will increase to the then current rider percentage charge, if after the first Benefit Year anniversary, cumulative purchase payments added to the contract, equal or exceed $100,000. You may not opt-out of this rider charge increase. See The Contracts - Living Benefit Riders - Lincoln Lifetime IncomeSM Advantage 2.0 - Income Base.

The rider charge will be discontinued upon termination of the rider. The pro-rata amount of the rider charge will be deducted upon termination of the rider (except for death) or surrender of the contract.

If the contract value is reduced to zero while the contractowner is receiving a Guaranteed Annual Income, no rider charge will be deducted.

4LATER (Reg. TM) Advantage Protected Funds Charge. While this rider is in effect, there is a charge for the 4LATER (Reg. TM) Advantage Protected Funds. The rider charge is currently equal to an annual rate of 1.05% (0.2625% quarterly) for the single life option and 1.25% (0.3125% quarterly) for the joint life option.

The charge is applied to the Income Base (initial purchase payment if purchased at contract issue, or contract value at the time of election) as increased for subsequent purchase payments, Automatic Annual Step-ups, 5% Enhancements and decreased for withdrawals. We will deduct the cost of this rider from the contract value on a quarterly basis, with the first deduction occurring on the valuation date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in proportion to the value in each subaccount and any fixed account of the contract on the valuation date the rider charge is assessed. The amount we deduct will increase or decrease as the Income Base increases or decreases, because the charge is based on the Income Base. Refer to the 4LATER (Reg. TM) Advantage Protected Funds Income Base section for a discussion and example of the impact of the changes to the Income Base.

The annual rate for the charge may increase each time the Income Base increases as a result of the Automatic Annual Step-up, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. An Automatic Annual Step-up is a feature that will increase the Income Base to equal the contract value on a Benefit Year anniversary if all conditions are met. The Benefit Year is a 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. Therefore, your percentage charge could increase every Benefit Year anniversary. If your percentage charge is increased, you may opt-out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge to change. If you opt out of the step-up, your current charge will remain in effect and the Income Base will be returned to the prior Income Base subject to withdrawals. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the percentage charge increases if you do not want the Automatic Annual Step-up.

The 5% Enhancement to the Income Base (less purchase payments received in that year) occurs if a 10-year Enhancement Period is in effect as described further in the 4LATER (Reg. TM) Advantage Protected Funds section. During the first 10 Benefit Years an increase in the Income Base as a result of the 5% Enhancement will not cause an increase in the annual rider percentage charge but will increase the dollar amount of charge. After the 10th Benefit Year anniversary the percentage charge may increase each time the Income Base increases as a result of the 5% Enhancement, but the percentage charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. If your percentage charge is increased, you may opt-out of the 5% Enhancement by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge to change. If you opt out of the 5% Enhancement, your current percentage charge will remain in effect and the Income Base will be returned to the prior Income Base adjusted for withdrawals. This opt-out will only apply for this particular 5% Enhancement. You will need to notify us each time thereafter (if an Enhancement would cause your percentage charge to increase) if you do not want the 5% Enhancement.

The percentage charge will increase to the then current annual percentage charge, if after the first Benefit Year anniversary, cumulative purchase payments added to the contract equal or exceed $100,000. You may not opt-out of this rider charge increase. See the 4LATER (Reg. TM) Advantage Protected Funds
- Income Base. The rider charge will be discontinued upon termination of the rider. The pro-rata amount of the rider charge will be deducted upon termination of the rider (except for death) or surrender of the contract.

Lincoln SmartSecurity (Reg. TM) Advantage Charge. While this rider is in effect, there is a charge for Lincoln SmartSecurity (Reg. TM) Advantage. The rider charge is currently equal to an annual rate of:

1) 0.65% of the Guaranteed Amount (0.1625% quarterly) for Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, single life option; or

2) 0.80% of the Guaranteed Amount (0.2000% quarterly) for Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, joint life option. See The Contracts - Lincoln SmartSecurity (Reg. TM) Advantage - Guaranteed Amount for a description of the calculation of the Guaranteed Amount.

If you purchase this Rider in the future, the percentage charge will be the current charge in effect at the time of purchase.

The charge is applied to the Guaranteed Amount (initial purchase payment if purchased at contract issue or contract value at the time of election) as increased for subsequent purchase payments and step-ups and decreased for withdrawals. We will deduct the cost of this rider from the contract value on a quarterly basis, with the first deduction occurring on the valuation date on or next following the three-month anniversary of the effective date of the rider. This deduction will be made in proportion to the value in each subaccount of the contract on the valuation date the rider charge is assessed. The amount we deduct will increase or decrease as the Guaranteed Amount increases or decreases, because the charge is based on the Guaranteed Amount. Refer to Lincoln SmartSecurity (Reg. TM) Advantage, Guaranteed Amount section, for a discussion and example of the impact of changes to the Guaranteed Amount.

Under Lincoln SmartSecurity (Reg. TM) Advantage, the annual rider percentage charge will not change upon each automatic step-up of the Guaranteed Amount for the 10-year period.

If you elect to step-up the Guaranteed Amount for another step-up period (including if we administer the step-up election for you or if you make a change from a joint life to a single life option after a death or divorce), a pro-rata deduction of the rider charge based on the Guaranteed Amount immediately prior to the step-up will be made on the valuation date of the step-up. This deduction covers the cost of the rider from the time of the previous deduction to the date of the step-up. After a contractowner's step-up, we will deduct the rider charge for the stepped-up Guaranteed Amount on a quarterly basis, beginning on the valuation date on or next following the three-month anniversary of the step-up. At the time of the elected step-up, the rider percentage charge will change to the current charge in effect at that time (if the current charge has changed), but it will never exceed the guaranteed maximum annual percentage charge of 1.50% of the Guaranteed Amount. If you never elect to step-up your Guaranteed Amount, your rider percentage charge will never change, although the amount we deduct will change as the Guaranteed Amount changes. The rider charge will be discontinued upon the earlier of the Annuity Commencement Date, election of i4LIFE (Reg. TM) Advantage or termination of the rider. The pro-rata amount of the rider charge will be deducted upon termination of the rider or surrender of the contract.

i4LIFE (Reg. TM) Advantage Charge. i4LIFE (Reg. TM) Advantage is subject to a charge, computed daily based on the Account Value. The initial Account Value is the contract value on the valuation date i4LIFE (Reg. TM) Advantage is effective (or initial purchase payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the Access Period, the Account Value equals the total value of all of the contractowner's accumulation units plus the contractowner's value in the fixed account, and will be reduced by Regular Income Payments and Guaranteed Income Benefit payments made as well as any withdrawals taken. The annual rate of the i4LIFE (Reg. TM) Advantage charge is:




                                                            B Share   C Share   L Share
                                                           --------- --------- --------
      Account Value Death Benefit.........................  1.65%     2.05%     2.05%
      Guarantee of Principal Death Benefit................  1.70%     2.10%     2.10%
      Enhanced Guaranteed Minimum Death Benefit (EGMDB)...  1.95%     2.35%     2.35%


This charge consists of a mortality and expense risk and administrative charge (charges for the Guaranteed Income Benefit are not included and are listed below). If i4LIFE (Reg. TM) Advantage is elected at issue of the contract, i4LIFE (Reg. TM) Advantage and the charge will begin on the contract's effective date. Otherwise, i4LIFE (Reg. TM) Advantage and the charge will begin on the Periodic Income Commencement Date which is the valuation date on which the Regular Income Payment is determined and the beginning of the Access Period. Refer to the i4LIFE (Reg. TM) Advantage section for explanations of the Access Period, Account Value and Periodic Income Commencement Date. After the Access Period ends, the charge for all death benefit options will be 1.65%. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 and 4LATER (Reg. TM) Advantage Protected Funds pay different charges for i4LIFE (Reg. TM) Advantage. See the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds Charge.

i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit Charge. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version 4) charge is subject to a current annual charge of 0.65% (0.85% for joint life option) of the Account Value, which is added to the i4LIFE (Reg. TM) Advantage charge for a total current percentage charge of the Account Value, computed daily as follows:

                                      B Share              C Share
                                Single Life option   Single Life option
                               -------------------- --------------------
Account Value Death Benefit...        2.30%                2.70%
Guarantee of Principal Death
 Benefit......................        2.35%                2.75%
Enhanced Guaranteed
 Minimum Death Benefit
 (EGMDB)......................        2.60%                3.00%



                                      L Share             B Share             C Share             L Share
                                Single Life option   Joint Life option   Joint Life option   Joint Life option
                               -------------------- ------------------- ------------------- ------------------
Account Value Death Benefit...        2.70%               2.50%               2.90%               2.90%
Guarantee of Principal Death
 Benefit......................        2.75%               2.55%               2.95%               2.95%
Enhanced Guaranteed
 Minimum Death Benefit
 (EGMDB)......................        3.00%               2.80%               3.20%               3.20%


The Guaranteed Income Benefit percentage charge will not change unless there is an automatic step-up of the Guaranteed Income Benefit during which the Guaranteed Income Benefit is stepped-up to 75% of the current Regular Income Payment (described later in the i4LIFE (Reg. TM) Advantage section of this prospectus). At the time of the step-up, the percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 2.00% of Account Value. If we automatically administer the step-up for you and your percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the date on which the step-up occurred. If we receive notice of your request to reverse the step-up, on a going forward basis we will decrease the percentage charge to the percentage charge in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reimburse the step-up will not be reimbursed. Future step-ups will continue even after you decline a current step-up. We will provide you with written notice when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit is terminated, the Guaranteed Income Benefit annual charge will also terminate, but the i4LIFE (Reg. TM) Advantage charge will continue. There is no additional charge for i4LIFE (Reg. TM) Guaranteed Income Benefit Protected Funds.


i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds. Purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds may carry over certain features of the Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds rider to elect i4LIFE (Reg. TM)Advantage with Guaranteed Income Benefit (version 4). Purchasers who previously purchased 4LATER (Reg. TM) Advantage Protected Funds may carry over certain features of 4LATER (Reg. TM) Advantage Protected Funds to elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds. If you make this election, then the current Lincoln Lifetime IncomeSM Advantage
2.0 or 4LATER (Reg. TM) Advantage Protected Funds charge will be your initial charge for i4LIFE (Reg. TM) Advantage and the Guaranteed Income Benefit (version 4). This charge is in addition to the daily mortality and expense risk and administrative charge of the base contract for your death benefit option set out under Deductions of the VAA. The charges and calculations described earlier for i4LIFE (Reg. TM) Advantage and the Guaranteed Income Benefit will not apply.


For purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds, the charges for i4LIFE (Reg. TM) Advantage and the Guaranteed Income Benefit (version 4) are combined into a single charge that is deducted quarterly, starting with the first three-month anniversary of the effective date of i4LIFE (Reg. TM) Advantage and every three months thereafter. The current initial charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) is equal to an annual rate of 1.05% (0.2625% quarterly) for the single life option and 1.25% (0.3125% quarterly) for the joint life option. The charge is a percentage of the greater of the Income Base (the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base less the Lincoln Lifetime IncomeSM Advantage 2.0 Guaranteed Annual Income amounts paid since the last Automatic Step-up or 4LATER (Reg. TM) Advantage Protected Funds Income Base), or the Account Value. Refer to Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds for a description of the Income Base. The total annual subaccount charges of 1.55% for the EGMDB, 1.30% for the Guarantee of Principal death benefit and 1.25% for the Account Value death benefit for B Share and 1.95% for the EGMDB, 1.70% for the Guarantee of Principal death benefit and 1.65% for the Account Value death benefit for C Share and L Share also apply. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds are guaranteed that in the future the guaranteed maximum initial charge for both i4LIFE (Reg. TM) Advantage and the Guaranteed Income Benefit (version 4) will be the guaranteed maximum charge then in effect at the time they purchase Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds.

The charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds will not change until there is an automatic step-up of the Guaranteed Income Benefit (described later in the i4LIFE (Reg.
TM) Advantage section of this prospectus). At such time, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increased and 2) the charge will also increase by the percentage of any increase to the Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds current charge rate. (The Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds charge continues to be used as a factor in determining the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit charge.) The charge rate is based upon surrender experience, mortality experience, contractowner investment experience, solvency and profit margins, and the goals and objectives of the Lincoln hedging experience. Significant changes in one or more of these categories could result in an increase in the charge. This means that the charge may change annually. The charge may also be reduced if a withdrawal above the

Regular Income Payment is taken. The dollar amount of the rider charge will be reduced in the same proportion that the withdrawal reduced the Account Value. The annual dollar amount is divided by four (4) to determine the quarterly charge.

The following example shows how the initial charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 and 4LATER (Reg. TM) Advantage Protected Funds is calculated as well as adjustments due to increases to the Guaranteed Income Benefit (version 4) and the Lincoln Lifetime IncomeSM Advantage 2.0 charge. The example is a nonqualified contract and assumes the contractowner is 65 years old on the effective date of electing the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). Pursuant to the provisions of the Guaranteed Income Benefit (version 4) the initial Guaranteed Income Benefit is set at 4% of the Income Base based upon the contractowner's age (see Guaranteed Income Benefit (version 4) for a more detailed description). The example also assumes that the current charge for Lincoln Lifetime IncomeSM Advantage 2.0 is 1.05%. The first example demonstrates how the initial charge is determined for an existing contract with an Account Value and Income Base. (The same calculation method applies to purchasers of 4LATER (Reg. TM) Advantage Protected Funds except for the different initial Guaranteed Income Benefit rates set forth in the Guaranteed Income Benefit (version 4) description later in this prospectus.)





1/1/10 Initial i4LIFE (Reg. TM) Advantage Account Value...................................  $ 100,000
1/1/10 Income Base as of the last valuation date under Lincoln Lifetime IncomeSM            $ 125,000
  Advantage 2.0  .
1/1/10 Initial Annual Charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income
Benefit (version 4) ($125,000 * 1.05%
 current charge for Lincoln Lifetime IncomeSM Advantage 2.0) (charge is assessed against the Income Base since it is
 larger than the Account Value)...........................................................  $1,312.50
1/2/10 Amount of initial i4LIFE (Reg. TM) Advantage Regular Income Payment (an example of how the Regular Income Payment
 is calculated is shown in the SAI).......................................................  $   5,066
1/2/10 Initial Guaranteed Income Benefit (4% * $125,000 Income Base) .                      $   5,000


The next example shows how the charge will increase if the Guaranteed Income Benefit is stepped up to 75% of the Regular Income Payment.





1/2/11 Recalculated Regular Income Payment (due to market gain in Account Value).........  $   6,900
1/2/11 New Guaranteed Income Benefit (75% * $6,900 Regular Income Payment)...............  $   5,175
1/2/11 Annual Charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit
(version 4) ($1,312.50 * ($5,175/$5,000))
 Prior charge * [ratio of increased Guaranteed Income Benefit to prior Guaranteed Income   $1,358.44
  Benefit]  .


If the Lincoln Lifetime IncomeSM Advantage 2.0 charge has also increased, subject to a maximum charge of 2.00%, the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) charge will increase upon a step-up. (The Lincoln Lifetime IncomeSM Advantage 2.0 charge continues to be used in the calculation of the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit charge.)


Continuing the above example:




1/2/11 Annual Charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit          $1,358.44
  (version 4)  .
1/2/12 Recalculated Regular Income Payment (due to Account Value increase)................  $   7,400
1/2/12 New Guaranteed Income Benefit (75% * $7,400 Regular Income Payment) .                $   5,550
Assume the Lincoln Lifetime IncomeSM Advantage 2.0 charge increases from 1.05% to 1.15%.
1/2/12 Annual Charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit
($1,358.44 * ($5,550/$5,175) *
 (1.15%/1.05%))...........................................................................  $1,595.63


The new annual charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) is $1,595.63 which is equal to the current annual charge of $1,358.44 multiplied by the percentage increase of the Guaranteed Income Benefit ($5,550/$5,175) times the percentage increase to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge (1.15%/1.05%).

If the Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds percentage charge is increased, we will notify you in writing. You may contact us in writing or at the telephone number listed on the first page of this prospectus to reverse the step-up within 30 days after the date on which the step-up occurred. If we receive this notice, we will decrease the percentage charge, on a going forward basis, to the percentage charge in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. If the Guaranteed Income Benefit increased due to the step-up we would decrease the Guaranteed Income Benefit to the Guaranteed Income Benefit in effect before the step-up occurred, reduced by any Excess Withdrawals. Future step-ups as described in the rider would continue.

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit is terminated, i4LIFE (Reg. TM) Advantage will also be terminated and the i4LIFE (Reg. TM) Advantage and Guaranteed Income Benefit charge will cease.

Deductions for Premium Taxes

Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the contract value, unless the governmental entity dictates otherwise, when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium tax rates generally depend upon the law of your state of residence. The tax rates range from zero to 3.5%.


Other Charges and Deductions

The surrender, withdrawal or transfer of value from a Guaranteed Period may be subject to the Interest Adjustment if applicable. See Fixed Side of the Contract.

The mortality and expense risk and administrative charge of 1.40% for all contracts of the value in the VAA will be assessed on all variable annuity payouts (except for the i4LIFE (Reg. TM) Advantage, which has a different charge), including options that may be offered that do not have a life contingency and therefore no mortality risk. This charge covers the expense risk and administrative services listed previously in this prospectus. The expense risk is the risk that our costs in providing the services will exceed our revenues from contract charges.

There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse us or an affiliate for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.

Charges for Lincoln SmartIncomeSM Inflation. There is no charge for Lincoln SmartIncomeSM Inflation unless Unscheduled Payments are taken. The following table describes the Unscheduled Payment charge for the Lincoln SmartIncomeSM Inflation on and after the Annuity Commencement Date. See The Contracts - Annuity Payouts for a complete description of Lincoln SmartIncomeSM Inflation.

Lincoln SmartIncomeSM Inflation Unscheduled Payment charge

(as a percentage of the Unscheduled Payment)*



                                 Rider Year
                   --------------------------------------
                    1    2    3    4    5    6    7    8
  Charge.......... 7%   7%   7%   6%   5%   4%   3%   0%

* A new Rider Year starts on each Rider Date anniversary. The charge is applied only to amounts in excess of the annual 10% Reserve Value free amount. See The Contracts - Annuity Payouts, Annuity Options for a detailed description of Reserve Value.


Unscheduled Payments of up to 10% of the then current Reserve Value may be taken each Rider Year without charge, as long as the then current Reserve Value is greater than zero. The Unscheduled Payment charge is assessed against Unscheduled Payments in excess of 10% of the then current Reserve Value in a Rider Year. Unscheduled Payments that do not exceed on a cumulative basis more than 10% of the then current Reserve Value each year are not subject to an Unscheduled Payment charge. If an Unscheduled Payment is subject to an Unscheduled Payment charge, the charge will be deducted from the Unscheduled Payment so that you will receive less than the amount requested. If the annuitant or secondary life is diagnosed with a terminal illness or confined to an extended care facility after the first Rider Year, then no Unscheduled Payment charges are assessed on any Unscheduled Payment. The Unscheduled Payment charge is also waived upon payment of a death benefit as described in the Lincoln SmartIncomeSM Inflation section of this prospectus.


Additional Information

The charges described previously may be reduced or eliminated for any particular contract. However, these reductions may be available only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges, or when required by law. Lower distribution and administrative expenses may be the result of economies associated with:
 o the use of mass enrollment procedures,
 o the performance of administrative or sales functions by the employer,
 o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or
 o any other circumstances which reduce distribution or administrative expenses.

The exact amount of charges and fees applicable to a particular contract will be stated in that contract.

The Contracts

Contracts Offered in this Prospectus
This prospectus describes three separate annuity contracts:
 o Lincoln ChoicePlus AssuranceSM Series B-Share
 o Lincoln ChoicePlus AssuranceSM Series C-Share
 o Lincoln ChoicePlus AssuranceSM Series L-Share

Each contract offers you the ability to choose any of the death benefits, Living Benefit riders, and payout options described in this prospectus. Each contract has its own mortality and expense risk charge and applicable surrender charge. In deciding what contract to purchase, you should consider the amount of mortality and expense risk and surrender charges you are willing to bear relative to your needs. In deciding whether to purchase any of the enhanced death benefits or other optional benefits, you should consider the desirability of the benefit relative to its additional cost and to your needs.

Enhanced death benefits and other optional benefits are described later in this prospectus. You should check with your investment representative regarding availability.

Lincoln ChoicePlus AssuranceSM Series B-Share

The B Share annuity contract has a total mortality and risk expense and administrative charge ranging from 1.25% to 1.75%, depending on which death benefit you have elected. It has a declining seven-year surrender charge on each purchase payment. All of the death benefits, optional Living Benefit riders, and payout options described in this prospectus, are available for additional charges.

Lincoln ChoicePlus AssuranceSM Series C-Share

The C Share annuity contract has a total mortality and risk expense and administrative charge ranging from 1.65% to 2.15%, depending on which death benefit you have elected. Contractowners of the C Share annuity contract will receive persistency credits on a quarterly basis after the twelfth contract anniversary. See The Contracts - Persistency Credits. All of the death benefits, optional Living Benefit riders and payout options described in this prospectus, are available for additional charges.

Lincoln ChoicePlus AssuranceSM Series L-Share

The L Share annuity contract has a total mortality and risk expense and administrative charge ranging from 1.65% to 2.15%, depending on which death benefit you have elected. It has a declining four-year surrender charge on each purchase payment. Contractowners of the L Share annuity contract will receive persistency credits on a quarterly basis after the seventh contract anniversary. See The Contracts - Persistency Credits. All of the death benefits, optional Living Benefit riders and payout options described in this prospectus, are available for additional charges.


Purchase of Contracts

If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the Contracts.

When a completed application and all other information necessary for processing a purchase order is received in good order at our Home Office, an initial purchase payment will be priced no later than two business days after we receive the order. If you submit your application and/or initial purchase payment to your agent, we will not begin processing your purchase order until we receive the application and initial purchase payment from your agent's broker-dealer. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the purchase payment will be returned immediately. Once the application is complete, we will allocate your initial purchase payment within two business days.


Who Can Invest

To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified or nonqualified plans for which the contracts are designed. At the time of issue, the contractowner, joint owner and annuitant must be under age 86. Certain death benefit options may not be available at all ages. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d. or other identifying documents.

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a purchase payment and/or freeze a contractowner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders or death benefits. Once frozen, monies would be moved from the VAA to a segregated interest-bearing account maintained for the contractowner, and held in that account until instructions are received from the appropriate regulator.

Do not purchase this contract if you plan to use it, or any of its riders, for speculation, arbitrage, viatical arrangement, or other similar investment scheme. The contract may not be resold, traded on any stock exchange, or sold on any secondary market.

If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-deferred growth.


Replacement of Existing Insurance

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase the contract described in this prospectus. Surrender charges may be imposed on your existing contract and/or a new surrender charge period may be imposed with the purchase of, or transfer into, this contract. An investment representative or tax adviser should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.


Purchase Payments

You may make purchase payments to the contract at any time, subject to certain conditions. You are not required to make any additional purchase payments after the initial purchase payment. There may be some restrictions on making additional purchase payments if you purchased a Living Benefit rider. See the Living Benefit Riders section of this prospectus for additional information. The minimum initial purchase payment is $10,000 The minimum for selling group individuals is $1,500 (applicable to B Share contracts only). The minimum annual amount for additional purchase payments is $300. Please check with your investment representative about making additional purchase payments since the requirements of your state may vary. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). If a purchase payment is submitted that does not meet the minimum amount, we will contact you to ask whether additional money will be sent, or whether we should return the purchase payment to you. Purchase payments totaling $2 million or more are subject to Home Office approval. If you stop making purchase payments, the contract will remain in force, however, we may terminate the contract as allowed by your state's non-forfeiture law for individual deferred annuities. We will not surrender your contract if you are receiving guaranteed payments from us under one of the Living Benefit riders. Purchase payments may be made or, if stopped, resumed at any time until the Annuity Commencement Date, the surrender of the contract, or the death of the contractowner, whichever comes first. Upon advance written notice, we reserve the right to limit purchase payments made to the contract.


Persistency Credits

Contractowners of the C Share contract will receive a persistency credit on a quarterly basis after the twelfth contract anniversary. Contractowners of the L Share contract will receive a persistency credit on a quarterly basis after the seventh contract anniversary. The amount of the persistency credit is calculated by multiplying the contract value, less any purchase payments that have not been invested in the contract for at least four years, by 0.10%. This persistency credit will be allocated to the variable subaccounts and the fixed subaccounts in proportion to the contract value in each variable subaccount and fixed subaccount at the time the persistency credit is paid into the contract.

There is no additional charge to receive this persistency credit, and in no case will the persistency credit be less than zero. The amount of any persistency credit received will be noted on your quarterly statement. Confirmation statements for each individual transaction will not be issued.


Valuation Date

Accumulation and annuity units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.


Allocation of Purchase Payments

Purchase payments allocated to the variable account are placed into the VAA's subaccounts, according to your instructions. You may also allocate purchase payments in the fixed account, if available.

The minimum amount of any purchase payment which can be put into any one subaccount is $20. The minimum amount of any purchase payment which can be put into a Guaranteed Period of the fixed account is $2,000, subject to state approval.

If we receive your purchase payment from you or your broker-dealer in good order at our Home Office prior to 4:00 p.m., New York time, we will use the accumulation unit value computed on that valuation date when processing your purchase payment. If we receive your purchase payment in good order at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valuation date. If you submit your purchase payment to your representative, we will generally not begin processing the purchase payment until we receive it from your representative's broker-dealer. If your broker-dealer submits your purchase payment to us through the Depository Trust and Clearing Corporation (DTCC) or, pursuant to terms agreeable to us, uses a proprietary order placement system to submit your purchase payment to us, and your purchase payment was placed with your broker-dealer prior to 4:00 p.m., New York time, then we will use the accumulation unit value computed on that valuation date when processing your purchase payment. If your purchase payment was placed with your broker-dealer at or after 4:00 p.m. New York time, then we will use the accumulation unit value computed on the next valuation date.

The number of accumulation units determined in this way is not impacted by any subsequent change in the value of an accumulation unit. However, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.


Valuation of Accumulation Units

Purchase payments allocated to the VAA are converted into accumulation units. This is done by dividing the amount allocated by the value of an accumulation unit for the valuation period during which the purchase payments are allocated to the VAA. The accumulation unit value for each subaccount was or will be established at the inception of the subaccount. It may increase or decrease from valuation period to valuation period. Accumulation unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The accumulation unit value for a subaccount for a later valuation period is determined as follows:

1. The total value of the fund shares held in the subaccount is calculated by multiplying the number of fund shares owned by the subaccount at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the valuation period; minus

2. The liabilities of the subaccount at the end of the valuation period; these liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3. The result is divided by the number of subaccount units outstanding at the beginning of the valuation period.

The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the valuation period. Contracts with different features have different daily charges, and therefore, will have different corresponding accumulation unit values on any given day. In certain circumstances (for example, when separate account assets are less than $1,000), and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.


Transfers On or Before the Annuity Commencement Date

After the first 30 days from the effective date of your contract, you may transfer all or a portion of your investment from one sub account to another. A transfer involves the surrender of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values determined at the end of the valuation date on which the transfer request is received.

Transfers (among the variable subaccounts and as permitted between the variable and fixed accounts) are limited to twelve (12) per contract year unless otherwise authorized by us. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging or portfolio rebalancing programs elected on forms available from us. (See Additional Services and the SAI for more information on these programs.) These transfer rights and restrictions also apply during the i4LIFE (Reg. TM) Advantage Access Period (the time period during which you may make withdrawals from the i4LIFE (Reg. TM) Advantage Account Value). See i4LIFE (Reg. TM) Advantage.

The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.


A transfer request may be made to our Home Office in writing, or by fax or other electronic means. A transfer request may also be made by telephone provided the appropriate authorization is on file with us. Our address, telephone number, and Internet address are on the first page of this prospectus. Requests for transfers will be processed on the valuation date that they are received when they are received in good order at our Home Office before the end of the valuation date (normally 4:00 p.m. New York time). If we receive a transfer request in good order at or after 4:00p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date.


After the first thirty days from the effective date of your contract, if your contract offers a fixed account, you may also transfer all or any part of the contract value from the subaccount(s) to the fixed side of the contract, except during periods when (if permitted by your contract) we have discontinued accepting transfers into the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the subaccount if less than $2,000. However, if a transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total amount to the fixed side of the contract.

You may also transfer part of the contract value from a fixed account to the variable subaccount(s) subject to the following restrictions:
 o total fixed account transfers are limited to 25% of the value of that fixed account in any 12-month period; and
 o the minimum amount that can be transferred is $300 or, if less, the amount in the fixed account.

Because of these restrictions, it may take several years to transfer all of the contract value in the fixed accounts to the variable subaccounts. You should carefully consider whether the fixed account meets your investment criteria. Transfers of all or a portion of a fixed account (other than automatic transfer programs and i4LIFE (Reg. TM) Advantage transfers) may be subject to Interest Adjustments, if applicable. For a description of the Interest Adjustment, see the Fixed Side of the Contract - Guaranteed Periods and Interest Adjustment.

Transfers may be delayed as permitted by the 1940 Act. See Delay of Payments.



Telephone and Electronic Transactions

A surrender, withdrawal, or transfer request may be made to our Home Office using a fax or other electronic means. In addition, withdrawal and transfer requests may be made by telephone, subject to certain restrictions. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone and other electronic requests will be recorded and written confirmation of all transactions will be mailed to the contractowner on the next valuation date.

Please note that the telephone and/or electronic devices may not always be available. Any telephone, fax machine or other electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Home Office.



Market Timing

Frequent, large, or short-term transfers among subaccounts and the fixed account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our contractowners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the subaccounts and the fixed account that may affect other contractowners or fund shareholders.

In addition, the funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among subaccounts. While we reserve the right to enforce these policies and procedures, contractowners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds. However, under SEC rules, we are required to: (1) enter into a written agreement with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual contractowners, and (2) execute instructions from the fund to restrict or prohibit further purchases or transfers by specific contractowners who violate the excessive trading policies established by the fund.

You should be aware that the purchase and redemption orders received by the funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the funds (and thus our contractowners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the funds. In addition, if a fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by contractowners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from subaccount to subaccount to comply with specific fund policies and procedures.

We may increase our monitoring of contractowners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same contractowner if that contractowner has been identified as a market timer. For each contractowner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a contractowner has been identified as a "market timer" under our Market Timing Procedures, we will notify the contractowner in writing that future transfers (among the subaccounts and/or the fixed account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, first-class delivery for the remainder of the contract year (or calendar year if the contract is an individual contract that was sold in connection with an employer sponsored plan). Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a contractowner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 or 2 business days. We will impose this "original signature" restriction on that contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that contractowner's particular transfers.

Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of contractowners determined to be engaged in such transfer activity that may adversely affect other contractowners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all contractowners. An exception for any contractowner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us. Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among subaccounts and the fixed accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all contractowners or as applicable to all contractowners investing in underlying funds.

Some of the funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 or 2 business days. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds. You should read the prospectuses of the funds for more details on their redemption fees and their ability to refuse or restrict purchases or redemptions of their shares.


Transfers After the Annuity Commencement Date

You may transfer all or a portion of your investment in one subaccount to another subaccount or to the fixed side of the contract, as permitted under your contract. Those transfers will be limited to three times per contract year. You may also transfer from a variable annuity payment to a fixed annuity payment. You may not transfer from a fixed annuity payment to a variable annuity payment. Once elected, the fixed annuity payment is irrevocable.

These provisions also apply during the i4LIFE (Reg. TM) Advantage Lifetime Income Period. See i4LIFE (Reg. TM) Advantage.


Ownership

The owner on the date of issue will be the person or entity designated in the contract specifications. If no owner is designated, the annuitant(s) will be the owner. The owner may name a joint owner.

As contractowner, you have all rights under the contract. According to Indiana law, the assets of the VAA are held for the exclusive benefit of all contractowners and their designated beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. We reserve the right to approve all ownership and annuitant changes. Nonqualified contracts may not be sold, discounted, or pledged as collateral for a loan or for any other purpose. Qualified contracts are not transferable unless allowed under applicable law. Non-qualified contracts may not be collaterally assigned. Assignments may have an adverse impact on any death benefits or Living Benefits in this product and may be prohibited under the terms of a particular rider. We assume no responsibility for the validity or effect of any assignment. Consult your tax adviser about the tax consequences of an assignment.


Joint Ownership

If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.


Annuitant

The following rules apply prior to the Annuity Commencement Date. You may name only one annuitant [unless you are a tax-exempt entity, then you can name two joint annuitants]. You (if the contractowner is a natural person) have the right to change the annuitant at any time by notifying us of the change, however we reserve the right to approve all annuitant changes. This may not be allowed if certain riders are in effect. The new annuitant must be under age 86 as of the effective date of the change. This change may cause a reduction in the death benefits or living benefits. See The Contracts - Death Benefit. A contingent annuitant may be named or changed by notifying us in writing. Contingent annuitants are not allowed on contracts owned by non-natural owners. On or after the Annuity Commencement Date, the annuitant or joint annuitants may not be changed and contingent annuitant designations are no longer applicable.


Surrenders and Withdrawals


Before the Annuity Commencement Date, we will allow the surrender of the contract or a withdrawal of the contract value upon your written request on an approved Lincoln distribution request form (available from the Home Office), fax, or other electronic means. Withdrawal requests may be made by telephone, subject to certain restrictions. All surrenders and withdrawals may be made in accordance with the rules discussed below. Surrender or withdrawal rights after the Annuity Commencement Date depend on the annuity payout option selected.


The amount available upon surrender/withdrawal is the contract value less any applicable charges, fees, and taxes at the end of the valuation period during which the written request for surrender/withdrawal is received in good order at the Home Office. If we receive a surrender or withdrawal request in good order at or after 4:00 p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total contract value. Surrenders and withdrawals from the fixed account may be subject to the Interest Adjustment. See Fixed Side of the Contract. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Home Office. The payment may be postponed as permitted by the 1940 Act.

There are charges associated with surrender of a contract or withdrawal of contract value. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining contract value. If the charges are deducted from the remaining contract value, the amount of the total withdrawal will increase according to the impact of the applicable surrender charge percentage; consequently, the dollar amount of the surrender charge associated with the withdrawal will also increase. In other words, the dollar amount deducted to cover the surrender charge is also subject to a surrender charge.

Special restrictions on surrenders/withdrawals apply if your contract is purchased as part of a retirement plan of a public school system or 501(c)(3) organization under Section 403(b) of the tax code. Beginning January 1, 1989, in order for a contract to retain its tax-qualified status, Section 403(b) prohibits a withdrawal from a 403(b) contract of post 1988 contributions (and earnings on those contributions) pursuant to a salary reduction agreement. However, this restriction does not apply if the annuitant (a) attains age 591/2, (b) separates from service, (c) dies, (d) becomes totally and permanently disabled and/or (e) experiences financial hardship (in which event the income attributable to those contributions may not be withdrawn).

Pre-1989 contributions and earnings through December 31, 1988, are not subject to the previously stated restriction. Funds transferred to the contract from a 403(b)(7) custodial account will also be subject to restrictions. Participants in the Texas Optional Retirement Program should refer to the Restrictions under the Texas Optional Retirement Program, later in this prospectus.

The tax consequences of a surrender/withdrawal are discussed later in this booklet. See Federal Tax Matters - Taxation of Withdrawals and Surrenders.


Additional Services

These are the additional services available to you under your contract: dollar-cost averaging (DCA), automatic withdrawal service (AWS) and portfolio rebalancing. Currently, there is no charge for these services. However, we reserve the right to impose one after appropriate notice to contractowners. In order to take advantage of one of these services, you will need to complete the appropriate election form that is available from our Home Office. For further detailed information on these services, please see Additional Services in the SAI.

Dollar-cost averaging allows you to transfer amounts from the DCA fixed account, if available, or certain variable subaccounts into the variable subaccounts on a monthly basis or in accordance with other terms we make available.

You may elect to participate in the DCA program at the time of application or at anytime before the Annuity Commencement Date by completing an election form available from us. The minimum amount to be dollar cost averaged (DCA'd) is $1,500 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:
 o the Annuity Commencement Date;
 o the value of the amount being DCA'd is depleted; or

 o you cancel the program by written request or by telephone if we have your telephone authorization on file.


We reserve the right to restrict access to this program at any time.


A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or Interest Adjustment which may apply to transfers. Upon receipt of an additional purchase payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended. The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as any additional purchase payments will be credited with interest at the standard DCA rate at the time. If you cancel the DCA program, your remaining contract value in the DCA program will be allocated to the variable subaccounts according to your allocation instructions. We reserve the right to discontinue or modify this program at any time. DCA does not assure a profit or protect against loss.

The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your contract value. Withdrawals under AWS are subject to applicable surrender charges and Interest Adjustments. See Charges and Other Deductions - Surrender Charge and Fixed Side of the Contract - Interest Adjustment.

Portfolio rebalancing is an option that restores to a pre-determined level the percentage of contract value allocated to each variable account subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually.

Only one of the two additional services (DCA and portfolio rebalancing) may be used at one time. For example, you cannot have DCA and portfolio rebalancing running simultaneously.


Death Benefit

The chart below provides a brief overview of how the death benefit proceeds will be distributed if death occurs prior to i4LIFE (Reg. TM) Advantage elections or prior to the Annuity Commencement Date. Refer to your contract for the specific provisions applicable upon death.



 UPON DEATH OF:    AND...
contractowner     There is a surviving joint owner
 contractowner     There is no surviving joint owner
contractowner     There is no surviving joint owner
                  and the beneficiary predeceases the
                  contractowner
 annuitant         The contractowner is living
annuitant         The contractowner is living
 annuitant**       The contractowner is a trust or other
                  non-natural person



 UPON DEATH OF:    AND...                                 DEATH BENEFIT PROCEEDS PASS TO:
contractowner     The annuitant is living or deceased    joint owner
 contractowner     The annuitant is living or deceased    designated beneficiary
contractowner     The annuitant is living or deceased    contractowner's estate
 annuitant         There is no contingent annuitant       The youngest contractowner
                                                         becomes the contingent annuitant
                                                         and the contract continues. The
                                                         contractowner may waive* this
                                                         continuation and receive the death
                                                         benefit proceeds.
annuitant         The contingent annuitant is living     contingent annuitant becomes the
                                                         annuitant and the contract continues
 annuitant**       No contingent annuitant allowed        designated beneficiary
                  with non-natural contractowner

* Notification from the contractowner to select the death benefit proceeds must be received within 75 days of the death of the annuitant.

** Death of annuitant is treated like death of the contractowner.


If the contractowner (or a joint owner) or annuitant dies prior to the Annuity Commencement Date, a death benefit may be payable. You can choose the death benefit. Only one death benefit may be in effect at any one time and this death benefit terminates if you elect i4LIFE (Reg. TM) Advantage or elect any other annuitization option. Generally, the more expensive the death benefit the greater the protection.

You should consider the following provisions carefully when designating the beneficiary, annuitant, any contingent annuitant and any joint owner, as well as before changing any of these parties. The identity of these parties under the contract may significantly affect the amount and timing of the death benefit or other amount paid upon a contractowner's or annuitant's death.

You may designate a beneficiary during your lifetime and change the beneficiary by filing a written request with our Home Office. Each change of beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of beneficiary.

Upon the death of the contractowner, a death benefit will be paid to the beneficiary. Upon the death of a joint owner, the death benefit will be paid to the surviving joint owner. If the contractowner is a corporation or other non-individual (non-natural person), the death of the annuitant will be treated as death of the contractowner.

If an annuitant who is not the contractowner or joint owner dies, then the contingent annuitant, if named, becomes the annuitant and no death benefit is payable on the death of the annuitant. If no contingent annuitant is named, the contractowner (or younger of joint owners) becomes the annuitant. Alternatively, a death benefit may be paid to the contractowner (and joint owner, if applicable, in equal shares). Notification of the election of this death benefit must be received by us within 75 days of the death of the annuitant. The contract terminates when any death benefit is paid due to the death of the annuitant.

Only the contract value as of the valuation date we approve the payment of the death claim is available as a death benefit if a contractowner, joint owner or annuitant was added or changed subsequent to the effective date of this contract unless the change occurred because of the death of a prior contractowner, joint owner or annuitant. If your contract value equals zero, no death benefit will be paid.

Account Value Death Benefit. If you elect the Account Value Death Benefit contract option, we will pay a death benefit equal to the contract value on the valuation date the death benefit is approved by us for payment. No additional death benefit is provided. Once you have selected this death benefit option, it cannot be changed. (Your contract may refer to this benefit as the Contract Value Death Benefit.)

Guarantee of Principal Death Benefit. If you do not select a death benefit, the Guarantee of Principal Death Benefit will apply to your contract. If the Guarantee of Principal Death Benefit is in effect, the death benefit will be equal to the greater of:
 o The current contract value as of the valuation date we approve the payment of the claim; or
 o The sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value (withdrawals less than or equal to the Guaranteed Annual Income amount under the Lincoln Lifetime IncomeSM Advantage 2.0 rider may reduce the sum of all purchase payments amount on a dollar for dollar basis. See The Contracts - Lincoln Lifetime IncomeSM Advantage 2.0).

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges associated with these withdrawals and premium taxes, if any.

The Guarantee of Principal Death Benefit may be discontinued by completing the Death Benefit Discontinuance form and sending it to our Home Office. The benefit will be discontinued as of the valuation date we receive the request and the Account Value Death Benefit will apply. We will deduct the charge for the Account Value Death Benefit as of that date. See Charges and Other Deductions.

Enhanced Guaranteed Minimum Death Benefit (EGMDB)

If the EGMDB is in effect, the death benefit paid will be the greatest of:
 o the current contract value as of the valuation date we approve the payment of the claim; or
 o the sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value (withdrawals less than or equal to the Guaranteed Annual Income amount under the Lincoln Lifetime IncomeSM Advantage 2.0 rider may reduce the sum of all purchase payments amount on a dollar for dollar basis. See The Contracts - Lincoln Lifetime IncomeSM Advantage 2.0); or
 o the highest contract value which the contract attains on any contract anniversary (including the inception date) (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the death of the contractowner, joint owner or annuitant for whom the death claim is approved for payment. The highest contract value is increased by purchase payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduced the contract value.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges associated with these withdrawals and premium taxes, if any.

You may discontinue the EGMDB at any time by completing the Death Benefit Discontinuance form and sending it to our Home Office. The benefit will be discontinued as of the valuation date we receive the request, and the Guarantee of Principal Death Benefit or the Account Value Death Benefit will apply. We will deduct the applicable charge for the new death benefit as of that date. See Charges and Other Deductions.

The EGMDB is only available under nonqualified, IRA or Roth IRA contracts if the contractowner, joint owner and annuitant are under age 80 at the time of issuance.

Estate Enhancement Benefit Rider (EEB Rider). The amount of death benefit payable under this rider is the greatest of the following amounts:
 o The current contract value as of the valuation date we approve the payment of the claim; or
 o The sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value (withdrawals less than or equal to the Guaranteed Annual Income amount under the Lincoln Lifetime IncomeSM Advantage 2.0 rider may reduce the sum of all purchase payments amount on a dollar for dollar basis. See The Contracts - Lincoln Lifetime IncomeSM Advantage 2.0); or
 o The highest contract value on any contract anniversary (including the inception date) prior to the 81st birthday of the deceased contractowner, joint owner (if applicable), or annuitant and prior to the death of the contractowner, joint owner or annuitant for whom a death claim is approved for payment. The highest contract value is increased by purchase payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduced the contract value; or
 o The current contract value as of the valuation date we approve the payment of the claim plus an amount equal to the Enhancement Rate times the lesser of:
  o the contract earnings; or
  o the covered earnings limit.

Note: If there are no contract earnings, there will not be an amount provided under this item.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges associated with that withdrawal (surrender charges for example) and premium taxes, if any.

The Enhancement Rate is based on the age of the oldest contractowner, joint owner (if applicable), or annuitant on the date when the rider becomes effective. If the oldest is under age 70, the rate is 40%. If the oldest is age 70 to 75, the rate is 25%. The EEB rider is not available if the oldest contractowner, joint owner (if applicable), or annuitant is age 76 or older at the time the rider would become effective.

Contract earnings equal:
 o the contract value as of the date of death of the individual for whom a death claim is approved by us for payment; minus
 o the contract value as of the effective date of this rider (determined before the allocation of any purchase payments on that date); minus
 o each purchase payment that is made to the contract on or after the effective date of the rider, and prior to the date of death of the individual for whom a death claim is approved for payment; plus
 o any contractual basis that has previously been withdrawn, which is the amount by which each withdrawal made on or after the effective date of the rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The previously withdrawn contractual basis associated with each withdrawal made on or after the effective date of the rider is an amount equal to the greater of $0 and (A), where

(A) is the amount of the withdrawal minus the greater of $0 and (B); where

(B) is the result of [(i) - (ii)]; where

(i) is the contract value immediately prior to the withdrawal; and

(ii) is the amount of purchase payments made into the contract prior to the withdrawal.

The covered earnings limit equals 200% of:
 o the contract value as of the effective date of this rider (determined before the allocation of any purchase payments on that date); plus

 o each purchase payment that is made to the contract on or after the effective date of the rider, and prior to the date of death of the individual for whom a death claim is approved for payment, and prior to the contract anniversary immediately preceding the 76th birthday of the oldest of the contractowner, joint owner (if applicable) or annuitant; minus
 o any contractual basis that has previously been withdrawn, which is the amount by which each withdrawal made on or after the effective date of the rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The previously withdrawn contractual basis associated with each withdrawal made on or after the effective date of the rider is an amount equal to the greater of $0 and (A), where

(A) is the amount of the withdrawal minus the greater of $0 and (B); where

(B) is the result of [(i) - (ii)]; where

(i) is the contract value immediately prior to the withdrawal; and

(ii) is the amount of purchase payments made into the contract prior to the withdrawal.

The EEB rider may not be available in all states. Please check with your investment representative regarding availability of this rider. Contracts purchased after the rider becomes available in your state may only elect the rider at the time of purchase.

The EEB rider may not be terminated unless you surrender the contract or the contract is in the annuity payout period.


General Death Benefit Information

Only one of these death benefits may be in effect at any one time. This benefit terminates if you elect i4LIFE (Reg. TM) Advantage (which provides a death benefit) or you elect an annuitization option.

If there are joint owners, upon the death of the first contractowner, we will pay a death benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary. If the surviving joint owner is the spouse of the deceased joint owner, he/she may continue the contract as sole contractowner. Upon the death of the spouse who continues the contract, we will pay a death benefit to the designated beneficiary(s).

If the beneficiary is the spouse of the contractowner, then the spouse may elect to continue the contract as the new contractowner. Pursuant to the Federal Defense of Marriage Act, same-sex marriages are not recognized for purposes of federal law. Therefore, the favorable tax treatment provided by federal tax law to an opposite-sex spouse is not available to a same-sex spouse. Same-sex spouses should consult a tax advisor prior to purchasing annuity products that provide benefits based upon status as a spouse, and prior to exercising any spousal rights under an annuity. Should the surviving spouse elect to continue the contract, a portion of the death benefit may be credited to the contract. Any portion of the death benefit that would have been payable (if the contract had not been continued) that exceeds the current contract value on the date the surviving spouse elects to continue will be added to the contract value. If the contract is continued in this way the death benefit in effect at the time the beneficiary elected to continue the contract will remain as the death benefit.

If the EEB Rider is in effect, the Enhancement Rate for future benefits will be based on the age of the older of the surviving spouse or the annuitant at the time the EEB is paid into the contract. The contract earnings and the covered earnings limit will be reset, treating the current contract value (after crediting any death benefit amount into the contract as described above) as the initial deposit for purposes of future benefit calculations. If either the surviving spouse or the surviving annuitant is 76 or older, the EEB death benefit will be reduced to the EGMDB for a total annual charge of 1.95% or 1.55% depending on which contract you purchase.

The value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of a claim submitted in good order. To be in good order, we require all the following:

1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and

2. written authorization for payment; and

3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal Tax Matters.

Unless otherwise provided in the beneficiary designation, one of the following procedures will take place on the death of a beneficiary:
 o If any beneficiary dies before the contractowner, that beneficiary's interest will go to any other beneficiaries named, according to their respective interests; and/or
 o If no beneficiary survives the contractowner, the proceeds will be paid to the contractowner's estate.

If the beneficiary is a minor, court documents appointing the guardian/custodian may be required.

Unless the contractowner has already selected a settlement option, the beneficiary may choose the method of payment of the death benefit. The death benefit payable to the beneficiary or joint owner must be distributed within five years of the contractowner's date of death unless the beneficiary begins receiving within one year of the contractowner's death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the beneficiary's life expectancy.

Upon the death of the annuitant, Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.

If the death benefit becomes payable, the recipient may elect to receive payment either in the form of a lump sum settlement or an annuity payout. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

In the case of a death of one of the parties to the annuity contract, if the recipient of the death benefit has elected a lump sum settlement and the death benefit is over $10,000, the proceeds will be placed into a SecureLine (Reg.
TM) account in the recipient's name as the owner of the account. SecureLine (Reg. TM) is a service we offer to help the recipient manage the death benefit proceeds. With SecureLine (Reg. TM), an interest bearing account is established from the proceeds payable on a policy or contract administered by us. The recipient is the owner of the account, and is the only one authorized to transfer proceeds from the account. Instead of mailing the recipient a check, we will send a checkbook so that the recipient will have access to the account by writing a check. The recipient may choose to leave the proceeds in this account, or may begin writing checks right away. If the recipient decides he or she wants the entire proceeds immediately, the recipient may write one check for the entire account balance. The recipient can write as many checks as he or she wishes. We may at our discretion set minimum withdrawal amounts per check. The total of all checks written cannot exceed the account balance. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account. The recipient may request that surrender proceeds be paid directly to him or her instead of applied to a SecureLine (Reg. TM) account.

Interest credited in the SecureLine (Reg. TM) account is taxable as ordinary income in the year such interest is credited, and is not tax deferred. We recommend that the recipient consult a tax advisor to determine the tax consequences associated with the payment of interest on amounts in the SecureLine (Reg. TM) account. The balance in the recipient's SecureLine (Reg.
TM) account starts earning interest the day the account is opened and will continue to earn interest until all funds are withdrawn. Interest is compounded daily and credited to the recipient's account on the last day of each month. The interest rate will be updated monthly and we may increase or decrease the rate at our discretion. The interest rate credited to the recipient's SecureLine (Reg. TM) account may be more or less than the rate earned on funds held in our general account. The interest rate offered with a SecureLine (Reg.
TM) account is not necessarily that credited to the fixed account.

There are no monthly fees. The recipient may be charged a fee for a stop payment or if a check is returned for insufficient funds.


Investment Requirements

If you elect a Living Benefit rider (except i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit), you will be subject to Investment Requirements, which means you will be limited in how much you can invest in certain subaccounts of your contract. If you elect Lincoln Lifetime IncomeSM Advantage
2.0 Protected Funds, i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds or 4LATER (Reg. TM) Advantage Protected Funds, you will have more restrictive Investment Requirements. Currently, if you purchase i4LIFE (Reg. TM) without the Guaranteed Income Benefit, you will not be subject to any Investment Requirements, although we reserve the right to impose Investment Requirements for this rider in the future.

Investment Requirements apply whether you purchase a Living Benefit rider at contract issue, or if you add a Living Benefit rider to an existing contract. You must hold the rider for a minimum period of time after election (the minimum time is specified under the Termination section of each rider). During this time, you will be required to adhere to the Investment Requirements. After this time, failure to adhere to the Investment Requirements will result in termination of the rider.

We have divided the subaccounts of your contract into groups and have specified the minimum or maximum percentages of contract value that must be in each group at the time you purchase the rider. Some investment options are not available to you if you purchase certain riders. The Investment Requirements may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if the Investment Requirements are consistent with your investment objectives.

You can select the percentages of contract value (or Account Value if i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit is in effect) to allocate to individual subaccounts within each group, but the total investment for all subaccounts within the group must comply with the specified minimum or maximum percentages for that group.

In accordance with these Investment Requirements, you agree to be automatically enrolled in the portfolio rebalancing option under your contract and thereby authorize us to automatically rebalance your contract value on a periodic basis. On each quarterly anniversary of the effective date of the rider, we will rebalance your contract value, on a pro-rata basis, based on your allocation instructions in effect at the time of the rebalancing. Any reallocation of contract value among the subaccounts made by you prior to a rebalancing date will become your allocation instructions for rebalancing purposes. Confirmation of the rebalancing will appear on your quarterly statement and you will not receive an individual confirmation after each reallocation. If we rebalance contract value from the subaccounts and your allocation instructions do not contain any subaccounts that meet the Investment Requirements then that portion of the rebalanced contract value that does not meet the Investment Requirements will be allocated to the Delaware VIP Limited-Term Diversified Income Series as the default investment option or any other subaccount that we may designate for that purpose. These investments will become your allocation instructions until you tell us otherwise.

We may change the Investment Requirements at any time in our sole discretion, including changing the list of subaccounts in a group, the number of groups, the minimum or maximum percentages of contract value allowed in a group, the investment options that are or are not available to you, or the rebalancing frequency. You will be notified at least 30 days prior to the date of any change. We may make such changes at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these Riders. Our decision to make changes will be based on several factors including the general market conditions and the style and investment objectives of the subaccount investments.

At the time you receive notice of a change to the Investment Requirements, you may:

1. drop the applicable rider immediately, without waiting for a termination event if you do not wish to be subject to these Investment Requirements; or

2. submit your own reallocation instructions for the contract value, before the effective date specified in the notice, so that the Investment Requirements are satisfied; or

3. take no action and be subject to the quarterly rebalancing as described above. If this results in a change to your allocation instructions, then these will be your new allocation instructions until you tell us otherwise.

The following subaccount groups apply to contractowners who have elected Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds, i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds, or 4LATER (Reg. TM) Advantage Protected Funds.





                                                                                      Group 2
                                                                                      Investments cannot exceed 70% of contract
                                                                                      value or Account Value (if
                                                                                      i4LIFE (Reg. TM) Advantage with the
Group 1                                                                               Guaranteed Income Benefit Protected Funds
Investments must be at least 30% of contract value or Account Value (if               is in
i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit Protected Funds is in   effect)
effect)
------------------------------------------------------------------------------------- ------------------------------------------
1. Delaware VIP (Reg. TM) Limited-Term Diversified Income Series                      1. LVIP Protected Profile Conservative
                                                                                      Fund
2. Delaware VIP (Reg. TM) Diversified Income Series                                   2. LVIP Protected Profile Moderate Fund
3. LVIP BlackRock Inflation Protected Bond Fund                                       3. LVIP Protected Profile Growth Fund
4. LVIP Delaware Bond Fund                                                            4. LVIP UBS Large Cap Growth RPM Fund
5. LVIP Delaware Diversified Floating Rate Fund                                       5. LVIP Columbia Small-Mid Cap Growth RPM
                                                                                      Fund
6. LVIP Dimensional/Vanguard Total Bond Fund                                          6. LVIP BlackRock Equity Dividend RPM
                                                                                      Fund
7. LVIP SSgA Bond Index Fund                                                          7. LVIP JPMorgan Mid Cap Value RPM Fund
                                                                                      8. LVIP Templeton Growth RPM Fund
                                                                                      9. LVIP SSgA Global Tactical Allocation
                                                                                      RPM Fund





Group 3
Investments cannot exceed 10% of contract value or Account Value (if
i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit Protected Funds is in effect)
------------------------------------------------------------------------------------
1. LVIP BlackRock Emerging Markets Index RPM Fund


As an alternative to satisfy these Investment Requirements, you may allocate 100% of your contract value among the funds listed below. If you allocate less than 100% of contract value or i4LIFE (Reg. TM) Advantage Account Value among these funds, then the funds listed below that are also listed in Group 1 will be subject to Group 1 restrictions.* Any remaining funds listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions. All other funds not listed in the groupings above or below are not available with the Protected Funds riders. The fixed account is only available for dollar cost averaging.


o Delaware VIP (Reg. TM) Diversified Income Series*
o Delaware VIP (Reg. TM) Limited-Term Diversified Income Series*
o LVIP BlackRock Inflation Protected Bond Fund*
o LVIP Delaware Bond Fund*
o LVIP Delaware Diversified Floating Rate Fund*
o LVIP Dimensional/Vanguard Total Bond Fund*

o LVIP Protected Profile Conservative Fund
o LVIP Protected Profile Growth Fund
o LVIP Protected Profile Moderate Fund
o LVIP SSgA Bond Index Fund*
o LVIP SSgA Global Tactical Allocation RPM Fund


The following subaccount groups apply to contractowners who have elected Lincoln Lifetime IncomeSM Advantage 2.0, Lincoln SmartSecurity (Reg. TM) Advantage, or the Guaranteed Income Benefit under i4LIFE (Reg. TM) Advantage.

                                                                              Group 2
                                                                              Investments cannot exceed 70% of contract value
Group 1                                                                       or Account Value (if
Investments must be at least 30% of contract value or Account Value (if       i4LIFE (Reg. TM) Advantage with the Guaranteed
i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit is in effect)   Income Benefit is in effect) ------------------
----------------------------------------------------------------------------- -----------------------------
1. Delaware VIP (Reg. TM) Limited-Term Diversified Income Series              Any of the funds offered under the contract,
                                                                              except for funds in Groups
                                                                              1 and 3, and the fixed account.
2. Delaware VIP (Reg. TM) Diversified Income Series
3. LVIP BlackRock Inflation Protected Bond Fund
4. LVIP Delaware Bond Fund
5. LVIP Delaware Diversified Floating Rate Fund
6. LVIP Dimensional/Vanguard Total Bond Fund
7. LVIP Global Income Fund
8. LVIP SSgA Bond Index Fund





Group 3
Investments cannot exceed 10% of contract value or Account Value (if
i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit is in effect)
-----------------------------------------------------------------------------
1. AllianceBernstein VPS Global Thematic Growth Portfolio
2. Delaware VIP (Reg. TM) Emerging Markets Series
3. Delaware VIP (Reg. TM) REIT Series
4. DWS Alternative Asset Allocation VIP Portfolio
5. LVIP Cohen & Steers Global Real Estate Fund
6. LVIP SSgA Emerging Markets 100 Fund
7. MFS (Reg. TM) VIT Utilities Series
8. LVIP BlackRock Emerging Markets Index RPM Fund


As an alternative to satisfy these Investment Requirements, you may allocate 100% of your contract value among the funds listed below. If you allocate less than 100% of contract value or i4LIFE (Reg. TM) Advantage Account Value among these funds, then the funds listed below that are also listed in Group 1 will be subject to Group 1 restrictions.* Any remaining funds listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions. The PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio is not available with these riders. The fixed account is only available for dollar cost averaging.


o BlackRock Global Allocation VI Fund
o Delaware VIP (Reg. TM) Diversified Income Series*
o Delaware VIP (Reg. TM) Limited-Term Diversified Income Series*
o LVIP BlackRock Inflation Protected Bond Fund*
o LVIP Delaware Bond Fund*
o LVIP Delaware Diversified Floating Rate Fund*
o LVIP Dimensional/Vanguard Total Bond Fund*
o LVIP Global Income Fund*
o LVIP Protected Profile Conservative Fund
o LVIP Protected Profile Growth Fund

o LVIP Protected Profile Moderate Fund
o LVIP SSgA Bond Index Fund*
o LVIP SSgA Global Tactical Allocation RPM Fund
o LVIP SSgA Conservative Index Allocation Fund
o LVIP SSgA Conservative Structured Allocation Fund
o LVIP SSgA Moderate Index Allocation Fund
o LVIP SSgA Moderate Structured Allocation Fund
o LVIP SSgA Moderately Aggressive Index Allocation Fund
o LVIP SSgA Moderately Aggressive Structured Allocation Fund


Living Benefit Riders

The optional Living Benefit riders offered under this variable annuity contract
- Lincoln Lifetime IncomeSM Advantage 2.0, Lincoln SmartSecurity (Reg. TM) Advantage, i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit and 4LATER (Reg. TM) Advantage Protected Funds - are described in the following sections. The riders offer either a minimum withdrawal benefit (Lincoln Lifetime IncomeSM Advantage 2.0 and Lincoln SmartSecurity (Reg. TM) Advantage) or a minimum annuity payout (i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit and 4LATER (Reg. TM) Advantage Protected Funds). You may not elect more than one Living Benefit rider at a time. Upon election of a Living Benefit rider, you will be subject to Investment Requirements (unless you elect i4LIFE (Reg. TM) Advantage without the Guaranteed Income Benefit (version 4)).

The overview chart provided as an appendix to this prospectus provides a brief description and comparison of each Living Benefit rider. Excess Withdrawals under certain Living Benefit riders may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an Excess Withdrawal will reduce your future guaranteed amounts, you should contact either your registered representative or us prior to requesting a withdrawal to find out what, if any, impact the Excess Withdrawal will have on any guarantees under the Living Benefit rider. Terms and conditions may change after the contract is purchased.

The benefits and features of the optional Living Benefit riders are separate and distinct from the downside protection strategies that may be employed by the funds offered under this contract. The riders do not guarantee the investment results of the funds.


Lincoln Lifetime IncomeSM Advantage 2.0

The Lincoln Lifetime IncomeSM Advantage 2.0 is a Living Benefit rider available for purchase in your contract that provides:
 o Guaranteed lifetime periodic withdrawals for you (and your spouse if the joint option is selected) up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base (a value equal to either your initial purchase payment or contract value, if elected after the contract's effective date);
 o A 5% Enhancement to the Income Base (less purchase payments received in that year) if greater than an Automatic Annual Step-up so long as no withdrawals are made in that year and the rider is within the Enhancement Period;
 o Automatic Annual Step-ups of the Income Base to the contract value if the contract value is equal to or greater than the Income Base after the 5% Enhancement;
 o Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).
 o An optional feature, Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds, if elected, that provides a higher Guaranteed Annual Income percentage if you adhere to additional Investment Requirements.

All terms that apply to Lincoln Lifetime IncomeSM Advantage 2.0 apply to Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds except as noted.

Please note any withdrawals made prior to age 55 or that exceed the Guaranteed Annual Income amount or that are not payable to the original contractowner or original contractowner's bank account (or to the original annuitant or the original annuitant's bank account, if the owner is a non-natural person) (Excess Withdrawals) may significantly reduce your Income Base as well as your Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal and will terminate the rider if the Income Base is reduced to zero.

In order to purchase Lincoln Lifetime IncomeSM Advantage 2.0 the purchase payment or contract value (if purchased after the contract is issued) must be at least $25,000. This rider provides guaranteed, periodic withdrawals for your life as contractowner/annuitant (single life option) or for the lives you as contractowner/annuitant and your spouse as joint owner (joint life option). The contractowner, annuitant or Secondary Life may not be changed while this rider is in effect (except if the Secondary Life assumes ownership of the contract upon death of the contractowner), including any sale or assignment of the contract as collateral. An Income Base is used to calculate the Guaranteed Annual Income payment from your contract, but is not available as a separate benefit upon death or surrender. The Income Base is equal to the initial purchase payment (or contract value if elected after contract issue), increased by subsequent purchase payments, Automatic Annual Step-ups and 5% Enhancements, and decreased by Excess Withdrawals in accordance with the provisions set forth below. After the first anniversary of the rider effective date, cumulative additional purchase payments into the contract will be limited to an amount equal to $100,000 without Home Office approval. No additional purchase payments are allowed if the contract value decreases to zero for any reason. No additional purchase payments are allowed after the Nursing Home Enhancement is requested and approved by us (described later in this prospectus).

This rider provides for guaranteed, periodic withdrawals up to the Guaranteed Annual Income amount commencing after the younger of you or your spouse (joint life option) reach age 55. The Guaranteed Annual Income payments are based upon specified percentages of the Income Base. The specified withdrawal percentages of the Income Base are age based and may increase over time. With the single life option, you may receive Guaranteed Annual Income payments for your lifetime. If you purchase the joint life option, Guaranteed Annual Income amounts for the lifetimes of you and your spouse will be available.

Withdrawals in excess of the Guaranteed Annual Income amount or that are made prior to age 55 or that are not payable to the original contractowner or original contractowner's bank account (or to the original annuitant or the original annuitant's bank account, if the owner is a non-natural person) (Excess Withdrawals) may significantly reduce your Income Base and your Guaranteed Annual Income payments by an amount greater than the dollar amount of the Excess Withdrawal and may terminate the rider and the contract if the Income Base is reduced to zero. Withdrawals will also negatively impact the availability of the 5% Enhancement. Surrender charges are waived on cumulative withdrawals less than or equal to the Guaranteed Annual Income amount. These options are discussed below in detail.

Lincoln Life offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your contract value and may provide certain guarantees. There are differences between the riders in the features provided as well as the charge structure. In addition, the purchase of one rider may impact the availability of another rider. Information about the relationship between Lincoln Lifetime IncomeSM Advantage 2.0 and these other riders is included later in this discussion. Not all riders will be available at all times. You may consider purchasing the Lincoln Lifetime IncomeSM Advantage 2.0 if you want a guaranteed lifetime income payment that may grow as you get older and may increase through the Automatic Annual Step-up or 5% Enhancement. The cost of the Lincoln Lifetime IncomeSM Advantage 2.0 may be higher than other Living Benefit riders that you may purchase in your contract. The age at which you may start receiving the Guaranteed Annual Income amount may be different than the ages that you may receive guaranteed payments under other riders.

Availability. Lincoln Lifetime IncomeSM Advantage 2.0 or Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds is available for purchase with new and existing nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The contractowner/annuitant as well as the spouse under the joint life option must be under age 86 at the time this rider is elected. You cannot elect the rider and any other living benefit rider offered in your contract at the same time (Lincoln SmartSecurity (Reg. TM) Advantage or 4LATER (Reg. TM) Advantage Protected Funds). You may not elect the rider if you have also elected i4LIFE (Reg. TM) Advantage or Lincoln SmartIncomeSM Inflation, which are annuity payout options. You must wait at least 12 months after terminating your Living Benefit rider or any other living benefits we may offer in the future before electing Lincoln Lifetime IncomeSM Advantage 2.0. See The Contracts - Lincoln SmartSecurity (Reg. TM) Advantage, 4LATER (Reg. TM) Advantage Protected Funds, i4LIFE (Reg. TM) Advantage and Annuity Payouts - Lincoln SmartIncomeSM Inflation for more information. There is no guarantee that the Lincoln Lifetime IncomeSM Advantage 2.0 will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time.

If you purchase Lincoln Lifetime IncomeSM Advantage 2.0 or Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds, you will be limited in your ability to invest within the subaccounts offered within your contract. You will be required to adhere to Investment Requirements.

If you purchase Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds, you will be subject to additional Investment Requirements as set forth in the Investment Requirements section of this prospectus. In addition, the fixed account is not available except for use with dollar cost averaging. See the Investment Requirements section in this prospectus for more information.

If the rider is elected at contract issue, then the rider will be effective on the contract's effective date. If the rider is elected after the contract is issued (by sending a written request to our Home Office), the rider will be effective on the next valuation date following approval by us.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that.

Income Base. The Income Base is a value used to calculate your Guaranteed Annual Income amount. The Income Base is not available to you as a lump sum withdrawal or a death benefit. The initial Income Base varies based on when you elect the rider. If you elect the rider at the time you purchase the contract, the initial Income Base will equal your initial purchase payment. If you elect the rider after we issue the contract, the initial Income Base will equal the contract value on the effective date of the rider. The maximum Income Base is $10,000,000. This maximum takes into consideration the total guaranteed amounts under the Living Benefit riders of all Lincoln Life contracts (or contracts issued by our affiliates) in which you (and/or spouse if joint life option) are the covered lives. See The Contracts - 4LATER (Reg. TM) Advantage Protected Funds and Lincoln SmartSecurity (Reg. TM) Advantage.

Additional purchase payments automatically increase the Income Base by the amount of the purchase payment (not to exceed the maximum Income Base); for example, a $10,000 additional purchase payment will increase the Income Base by $10,000. After the first anniversary of the rider effective date, cumulative additional purchase payments into the contract will be limited to an amount equal to $100,000 without Home Office approval. If we grant approval to exceed the $100,000 additional purchase payment restriction, the charge will change to the then current charge in effect on the next Benefit Year anniversary. Additional purchase payments will not be allowed if the contract value decreases to zero for any reason including market loss.

Excess Withdrawals reduce the Income Base as discussed below. Withdrawals less than or equal to the Guaranteed Annual Income amount will not reduce the Income Base.

Since the charge for the rider is based on the Income Base, the cost of the rider increases when additional purchase payments, Automatic Annual Step-ups and 5% Enhancements are made, and the cost decreases as Excess Withdrawals are made because these transactions all adjust the Income Base. In addition, the percentage charge may change when Automatic Annual Step-ups or 5% Enhancements occur as discussed below or additional purchase payments occur. See Charges and Other Deductions - Lincoln Lifetime IncomeSM Advantage 2.0 Charge.

5% Enhancement. On each Benefit Year anniversary, the Income Base, minus purchase payments received in that year, will be increased by 5% if the contract owner/annuitant (as well as the spouse if the joint life option is in effect) are under age 86, if there were no withdrawals in that year and the rider is within the Enhancement Period. The Enhancement Period is a 10-year period that begins on the effective date of the rider. A new Enhancement Period begins immediately following an Automatic Annual Step-up. If during any Enhancement Period there are no Automatic Annual Step-ups, the 5% Enhancements will stop at the end of the Enhancement Period and will not restart until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Automatic Annual Step-up occurs. Any purchase payment made after the initial purchase payment will be added immediately to the Income Base and will result in an increased Guaranteed Annual Income amount but must be invested in the contract at least one Benefit Year before it will be used in calculating the 5% Enhancement. Any purchase payments made within the first 90 days after the effective date of the rider will be included in the Income Base for purposes of calculating the 5% Enhancement on the first Benefit Year anniversary.

If you decline an Automatic Annual Step-up during the first 10 Benefit Years, you will continue to be eligible for the 5% Enhancements through the end of the current Enhancement Period, but the Lincoln Lifetime IncomeSM Advantage 2.0 charge could increase to the then current charge at the time of any 5% Enhancements after the 10th Benefit Year Anniversary. You will have the option to opt out of the Enhancements after the 10th Benefit Year. In order to be eligible to receive further 5% Enhancements the contractowner/annuitant (single life option), or the contractowner and spouse (joint life option) must still be living and be under age 86.

Note: The 5% Enhancement is not available in any year there is a withdrawal from contract value including a Guaranteed Annual Income payment. A 5% Enhancement will occur in subsequent years only under certain conditions. If you are eligible (as defined below) for the 5% Enhancement in the next year, the Enhancement will not occur until the Benefit Year anniversary of that year.


The following is an example of the impact of the 5% Enhancement on the Income Base (assuming no withdrawals):

Initial purchase payment = $100,000; Income Base = $100,000

Additional purchase payment on day 30 = $15,000; Income Base = $115,000

Additional purchase payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year Anniversary, the Income Base will not be less than $130,750 ($115,000 times 1.05%=$120,750 plus $10,000). The $10,000 purchase payment on day 95 is not eligible for the 5% Enhancement until the 2nd Benefit Year Anniversary.

The 5% Enhancement will be in effect for 10 years (the Enhancement Period) from the effective date of the rider. A new Enhancement Period will begin each time an Automatic Annual Step-up to the contract value occurs as described below. As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the Automatic Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5% Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10,000,000.

You will not receive the 5% Enhancement on any Benefit Year anniversary in which there is a withdrawal, including a Guaranteed Annual Income payment from the contract during that Benefit Year. The 5% Enhancement will occur on the following Benefit Year anniversary if no further withdrawals are made from the contract and the rider is within the Enhancement Period.

An example of the impact of a withdrawal on the 5% Enhancement is included in the Withdrawal Amount section below.

If during the first 10 Benefit Years your Income Base is increased by the 5% Enhancement on the Benefit Year anniversary, your percentage charge for the rider will not change on the Benefit Year anniversary. However, the amount you pay for the rider will increase since the charge for the rider is based on the Income Base. After the 10th Benefit Year anniversary the annual rider percentage charge may increase to the current charge each year if the Income Base increases as a result of the 5% Enhancement, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. See Charges and Other Deductions - Rider Charges - Lincoln Lifetime IncomeSM Advantage 2.0 Charge.

If your percentage charge for this rider is increased due to a 5% Enhancement that occurs after the 10th Benefit Year anniversary, you may opt-out of the 5% Enhancement by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your percentage charge for the rider to change. This opt-out will only apply for this particular 5% Enhancement. You will need to notify us each time thereafter (if an Enhancement would cause your percentage charge to increase) if you do not want the 5% Enhancement. You may not opt-out of the 5% Enhancement if the current charge for the rider increases due to additional purchase payment made during that Benefit Year that exceeds the $100,000 purchase payment restriction after the first Benefit Year. See Income Base section for more details.

Automatic Annual Step-ups of the Income Base. The Income Base will automatically step-up to the contract value on each Benefit Year anniversary if:

   a. the contractowner/annuitant (single life option), or the contractowner and spouse (joint life option) are still living and under age 86; and

   b. the contract value on that Benefit Year anniversary, after the deduction of any withdrawals (including surrender charges, the rider charge and account fee), plus any purchase payments made on that date and persistency credits, if any added on that date, is equal to or greater than the Income Base after the 5% Enhancement (if any).

Each time the Income Base is stepped up to the current contract value as described above, your percentage charge for the rider will be the current charge for the rider, not to exceed the guaranteed maximum charge. Therefore, your percentage charge for this rider could increase every Benefit Year anniversary. See Charges and Other Deductions - Rider Charges - Lincoln Lifetime IncomeSM Advantage 2.0 Charge.

Each time the Automatic Annual Step-up occurs a new Enhancement Period starts. The Automatic Annual Step-up is available even in those years when a withdrawal has occurred.

If your percentage charge for this rider is increased upon an Automatic Annual Step-up, you may opt-out of the Automatic Annual Step-up by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your percentage charge for the rider to change. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the percentage charge increases if you do not want the Step-up. As stated above, if you decline an Automatic Annual Step-up during the first 10 Benefit Years, you will continue to be eligible for the 5% Enhancements through the end of the current Enhancement Period, but the Lincoln Lifetime IncomeSM Advantage 2.0 charge could increase to the then current charge at the time of any 5% Enhancements after the 10th Benefit Year anniversary. You will have the option to opt out of the Enhancements after the 10th Benefit Year. See the earlier Income Base section. You may not opt-out of the Automatic Annual Step-up if an additional purchase payment made during that Benefit Year caused the charge for the rider to increase to the current charge.


Following is an example of how the Automatic Annual Step-ups and the 5% Enhancement will work (assuming no withdrawals or additional purchase payments):



                                                                                         Potential
                                             Contract   Income Base with                 for Charge
                                               Value     5% Enhancement    Income Base   to Change
                                            ---------- ------------------ ------------- -----------
      Initial Purchase Payment $50,000 .     $50,000          N/A            $50,000        N/A
      1st Benefit Year Anniversary.........  $54,000         $52,500         $54,000        Yes
      2nd Benefit Year Anniversary.........  $53,900         $56,700         $56,700        No
      3rd Benefit Year Anniversary.........  $56,000         $59,535         $59,535        No
      4th Benefit Year Anniversary.........  $64,000         $62,512         $64,000        Yes

On the 1st Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the contract value of $54,000 since the increase in the contract value is greater than the 5% Enhancement amount of $2,500 (5% of $50,000). On the 2nd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the 3rd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700=$2,835). On the 4th Benefit Year anniversary, the Automatic Annual Step-up to the contract value was greater than the 5% Enhancement amount of $2,977 (5% of $59,535). An Automatic Annual Step-up cannot increase the Income Base beyond the maximum Income Base of $10,000,000.

Withdrawal Amount. You may make periodic withdrawals up to the Guaranteed Annual Income amount each Benefit Year for your (contractowner) lifetime (single life option) or the lifetimes of you and your spouse (joint life option) as long as your Guaranteed Annual Income amount is greater than zero. You may start taking Guaranteed Annual Income withdrawals when you (single life option) or the younger of you and your spouse (joint life option) turns age 55.


The initial Guaranteed Annual Income amount is calculated when you purchase the rider. If you (or younger of you and your spouse if the joint life option is elected) are under age 55 at the time the rider is elected the initial Guaranteed Annual Income amount will be zero. If you (or the younger of you and your spouse if the joint life option is elected) are age 55 or older at the time the rider is elected the initial Guaranteed Annual Income amount will be equal to a specified percentage of the Income Base. The specified percentage of the Income Base will be based on your age (or younger of you and your spouse if the joint life option is elected). Upon your first withdrawal the Guaranteed Annual Income percentage is based on your age (single life option) or the younger of you and your spouse's age (joint life option) at the time of the withdrawal. For example, if you purchase the Lincoln Lifetime IncomeSM Advantage 2.0 rider at age 60 (single life option), your Guaranteed Annual Income percentage is 4%. If you waited until you were age 70 (single life option) to make your first withdrawal your Guaranteed Annual Income percentage would be 5%. During the first Benefit Year the Guaranteed Annual Income amount is calculated using the Income Base as of the effective date of the rider (including any purchase payments made within the first 90 days after the effective date of the rider). After the first Benefit Year anniversary we will use the Income Base calculated on the most recent Benefit Year anniversary for calculating the Guaranteed Annual Income amount. After your first withdrawal the Guaranteed Annual Income amount percentage will only increase on a Benefit Year Anniversary on or after you have reached an applicable higher age band and after there has also been an Automatic Annual Step-up. If you have reached an applicable age band and there has not also been a subsequent Automatic Annual Step-up, then the Guaranteed Annual Income amount percentage will not increase until the next Automatic Annual Step-up occurs. If you do not withdraw the entire Guaranteed Annual Income amount during a Benefit Year, there is no carryover of the extra amount into the next Benefit Year.


Guaranteed Annual Income Percentages by Ages for Lincoln Lifetime IncomeSM Advantage 2.0 Elections:



                                       Guaranteed Annual            Age (Joint Life           Guaranteed Annual
                                   Income amount percentage       Option - younger of      Income amount percentage
Age (Single Life Option)             (Single Life Option)     you and your spouse's age)     (Joint Life Option)
--------------------------------- -------------------------- ---------------------------- -------------------------
At Least 55 and under 591/2......           3.50%                       55-64                       3.50%
591/2 -64........................           4.00%                       65-69                       4.50%
65-69............................           4.50%                          70+                      5.00%
70+..............................           5.00%


Guaranteed Annual Income Percentages by Ages for Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds:

                                       Guaranteed Annual            Age (Joint Life           Guaranteed Annual
                                   Income amount percentage       Option - younger of      Income amount percentage
Age (Single Life Option)             (Single Life Option)     you and your spouse's age)     (Joint Life Option)
--------------------------------- -------------------------- ---------------------------- -------------------------
At Least 55 and under 591/2......           4.00%                       55-64                        4.00%
591/2 +..........................           5.00%                          65+                       5.00%


If your contract value is reduced to zero because of market performance or rider charges, withdrawals equal to the Guaranteed Annual Income amount will continue automatically for your life (and your spouse's life if applicable) under the Guaranteed Annual Income Amount Annuity Payout Option. You may not withdraw the remaining Income Base in a lump sum. You will not be entitled to the Guaranteed Annual Income amount if the Income Base is reduced to zero as a result of an Excess Withdrawal. If the Income Base is reduced to zero due to an Excess Withdrawal the rider and contract will terminate. If the contract value is reduced to zero due to an Excess Withdrawal the rider and contract will terminate.

Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base. All withdrawals you make will decrease the contract value. Surrender charges are waived on cumulative withdrawals less than or equal to the Guaranteed Annual Income amount.

The following example shows the calculation of the Guaranteed Annual Income amount for Lincoln Lifetime IncomeSM Advantage 2.0 and how withdrawals less than or equal to the Guaranteed Annual Income amount affect the Income Base and the contract value. The contractowner is age 60 (4% Guaranteed Annual Income percentage for single life option) on the rider's effective date, and makes an initial purchase payment of $200,000 into the contract:



    Contract value on the rider's effective date....................    $200,000
    Income Base on the rider's effective date.......................    $200,000
    Initial Guaranteed Annual Income amount on the rider's effective
    date ($200,000 x 4%) .                                              $  8,000
    Contract value six months after rider's effective date..........    $210,000
    Income Base six months after rider's effective date.............    $200,000
    Withdrawal six months after rider's effective date when
    contractowner is still age 60...................................    $  8,000
    Contract value after withdrawal ($210,000 - $8,000) .               $202,000
    Income Base after withdrawal ($200,000 - $0) .                      $200,000
    Contract value on first Benefit Year anniversary................    $205,000
    Income Base on first Benefit Year anniversary...................    $205,000
    Guaranteed Annual Income amount on first Benefit Year
    anniversary ($205,000 x 4%) .                                       $  8,200

Since there was a withdrawal during the first year the 5% Enhancement is not available but the Automatic Annual Step-up was available and increased the Income Base to the contract value of $205,000. On the first anniversary of the rider's effective date the Guaranteed Annual Income amount is $8,200 (4% x $205,000).

Purchase payments added to the contract subsequent to the initial purchase payment will increase the Guaranteed Annual Income amount by an amount equal to the applicable Guaranteed Annual Income amount percentage multiplied by the amount of the subsequent purchase payment. For example, assuming a contractowner is age 60 (single life option), if the Guaranteed Annual Income amount of $2,000 (4% of $50,000 Income Base) is in effect and an additional purchase payment of $10,000 is made, the new Guaranteed Annual Income amount that Benefit Year is $2,400 ($2,000 + 4% of $10,000). The Guaranteed Annual Income payment amount will be recalculated immediately after a purchase payment is added to the contract. Persistency credits added to the contract do not immediately increase the Guaranteed Annual Income amount but are added to the contract value and may increase the Income Base upon an Automatic Annual Step-up which in return may increase the Guaranteed Annual Income amount.

Cumulative additional purchase payments into the contract that exceed $100,000 after the first anniversary of the rider effective date must receive Home Office approval. Additional purchase payments will not be allowed if the contract value is zero. No additional purchase payments are allowed after the Nursing Home Enhancement is requested and approved by us (described below).

5% Enhancements and Automatic Annual Step-ups will increase the Income Base and thus the Guaranteed Annual Income amount. The Guaranteed Annual Income amount after the Income Base is adjusted either by a 5% Enhancement or an Automatic Annual Step-up will be equal to the adjusted Income Base multiplied by the applicable Guaranteed Annual Income percentage.

Nursing Home Enhancement. (The Nursing Home Enhancement is not available in certain states. Please check with your registered representative.) The Guaranteed Annual Income amount will be increased to 10%, called the Nursing Home Enhancement, during a Benefit Year when the contractowner/annuitant is age 65 or older or the youngest of the contractowner and spouse is age 65 or older (joint life option), and one is admitted into an accredited nursing home or equivalent health care facility. The Nursing Home Enhancement applies if the admittance into such facility occurs 60 months or more after the effective date of the rider, the individual was not in the nursing home in the year prior to the effective date of the rider, and upon entering the nursing home, the person has been then confined for at least 90 consecutive days. For the joint life option if both spouses qualify, the Nursing Home Enhancement is available for either spouse, but not both spouses. If no withdrawal has been taken since the rider's effective date, the Nursing Home Enhancement will be available when the contractowner/annuitant is age 65 or the youngest of the contractowner and spouse is age 65 (joint life option). If a withdrawal has been taken since the rider's effective date, the Nursing Home Enhancement will be available on the next Benefit Year anniversary after the contractowner/annuitant is age 65 or the youngest of the contractowner and spouse is age 65 (joint life option). You may request the Nursing Home Enhancement by filling out a request form provided by us. Proof of nursing home confinement will be required each year. If you leave the nursing home, your Guaranteed Annual Income amount will be reduced to the amount you would otherwise be eligible to receive starting after the next Benefit Year anniversary. Any withdrawals made prior to the entrance into a nursing home and during the Benefit Year that the Nursing Home Enhancement commences, will reduce the amount available that year for the Nursing Home Enhancement. Purchase payments may not be made into the contract after a request for the Nursing Home Enhancement is approved by us and any purchase payments made either in the 12 months prior to entering the nursing home or while you are residing in a nursing home will not be included in the calculation of the Nursing Home Enhancement. The requirements of an accredited nursing home or equivalent health care facility are set forth in the Nursing Home Enhancement Claim Form. The criteria for the facility include, but are not limited to: providing 24 hour a day nursing services; an available physician; an employed nurse on duty or call at all times; maintains daily clinical records; and able to dispense medications. This does not include an assisted living or similar facility. The admittance to a nursing home must be pursuant to a plan of care provided by a licensed health care practitioner, and the nursing home must be located in the United States. The remaining references to the Guaranteed Annual Income amount also include the Nursing Home Enhancement amount.

Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) that exceed the Guaranteed Annual Income amount at the time of the withdrawal or are withdrawals made prior to age 55 (younger of you or your spouse for joint life) or that are not payable to the original contractowner or original contractowner's bank account (or to the original annuitant or the original annuitant's bank account, if the owner is a non-natural person).

When an Excess Withdrawal occurs:

   1. The Income Base is reduced by the same proportion that the Excess Withdrawal reduces the contract value. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal; and

   2. The Guaranteed Annual Income amount will be recalculated to equal the applicable Guaranteed Annual Income amount percentage multiplied by the new (reduced) Income Base (after the pro rata reduction for the Excess Withdrawal).

We will provide you with quarterly statements that will include the Guaranteed Annual Income amount (as adjusted for Guaranteed Annual Income amount payments, Excess Withdrawals and additional purchase payments) available to you for the Benefit Year, if applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal. We encourage you to either consult with your registered representative or call us at the number provided on the front page of this prospectus if you have questions about Excess Withdrawals.

The following example demonstrates the impact of an Excess Withdrawal on the Income Base, the Guaranteed Annual Income amount and the contract value. The contractowner who is age 60 (single life option) makes a $12,000 withdrawal which causes a $12,915.19 reduction in the Income Base.

Prior to Excess Withdrawal:
Contract value = $60,000
Income Base = $85,000
Guaranteed Annual Income amount = $3,400 (4% of the Income Base of $85,000) After a $12,000 Withdrawal ($3,400 is within the Guaranteed Annual Income amount, $8,600 is the Excess Withdrawal):
The contract value is reduced by the amount of the Guaranteed Annual Income amount of $3,400 and the Income Base is not reduced:

Contract value = $56,600 ($60,000 - $3,400)
Income Base = $85,000

The contract value is also reduced by the $8,600 Excess Withdrawal and the Income Base is reduced by 15.19435%, the same proportion that the Excess Withdrawal reduced the $56,600 contract value ($8,600 - $56,600)

Contract value = $48,000 ($56,600 - $8,600)
Income Base = $72,084.81 ($85,000 x 15.19435% = $12,915.19; $85,000 -
$12,915.19 = $72,084.81)
Guaranteed Annual Income amount = $2,883.39 (4% of $72,084.81 Income Base)

On the following Benefit Year anniversary:

Contract value = $43,000
Income Base = $72,084.81
Guaranteed Annual Income amount = $2,883.39 (4% x $72,084.81)

In a declining market, Excess Withdrawals may significantly reduce your Income Base as well as your Guaranteed Annual Income amount. If the Income Base is reduced to zero due to an Excess Withdrawal the rider will terminate. If the contract value is reduced to zero due to an Excess Withdrawal the rider and contract will terminate.

Surrender charges are waived on cumulative withdrawals less than or equal to the Guaranteed Annual Income amount. Excess Withdrawals will be subject to surrender charges unless one of the waivers of surrender charge provisions set forth in your prospectus is applicable. Continuing with the prior example of the $12,000 withdrawal: the $3,400 Guaranteed Annual Income amount is not subject to surrender charges; the $8,600 Excess Withdrawal may be subject to surrender charges according to the surrender charge schedule in this prospectus. See Charges and Other Deductions - Surrender Charge.

Withdrawals from IRA contracts will be treated as within the Guaranteed Annual Income amount (even if they exceed the Guaranteed Annual Income amount) only if the withdrawals are taken as systematic monthly or quarterly installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue Code Section 401(a)(9). In addition, in order for this exception for RMDs to apply, the following must occur:

     1. Lincoln's monthly or quarterly automatic withdrawal service is used to calculate and pay the RMD;

     2. The RMD calculation must be based only on the value in this contract;
   and

     3. No withdrawals other than RMDs are made within the Benefit Year (except as described in the next paragraph).

If your RMD withdrawals during a Benefit Year are less than the Guaranteed Annual Income amount, an additional amount up to the Guaranteed Annual Income amount may be withdrawn and will not be subject to surrender charges. If a withdrawal, other than an RMD is made during the Benefit Year, then all amounts withdrawn in excess of the Guaranteed Annual Income amount, including amounts attributable to RMDs, will be treated as Excess Withdrawals.

Distributions from qualified contracts are generally taxed as ordinary income. In nonqualified contracts, withdrawals of contract value that exceed purchase payments are taxed as ordinary income. See Federal Tax Matters for a discussion of the tax consequences of withdrawals.

Guaranteed Annual Income Amount Annuity Payout Option. If you are required to take annuity payments because you have reached the maturity date of the contract, you have the option of electing the Guaranteed Annual Income Amount Annuity Payout Option. If the contract value is reduced to zero and you have a remaining Income Base, you will receive the Guaranteed Annual Income Amount Annuity Payout Option. If you are receiving the Guaranteed Annual Income Amount Annuity Payout Option, the beneficiary may be eligible to receive final payment upon death of the single life or surviving joint life. To be eligible the death benefit option in effect immediately prior to the effective date of the Guaranteed Annual Income Amount Annuity Payout Option must be one of the following death benefits: the Guarantee of Principal Death benefit, the EGMDB or the EEB rider. If the Account Value death benefit option is in effect, the beneficiary will not be eligible to receive the final payment(s).

The Guaranteed Annual Income Amount Annuity Payout Option is an annuity payout option which the contractowner (and spouse if applicable) will receive annual annuity payments equal to the Guaranteed Annual Income amount for life (this option is different from other annuity payout options, including i4LIFE (Reg.
TM) Advantage, which are based on your contract value). Contractowners may decide to choose the Guaranteed Annual Income Amount Annuity Payout Option over i4LIFE (Reg. TM) Advantage if they feel this may provide a higher final payment option over time and they may place more importance on this over access to the Account Value. Payment frequencies other than annual may be available. You will have no other contract features other than the right to receive annuity payments equal to the Guaranteed Annual Income amount for your life or the life of you and your spouse for the joint life option.

The final payment is a one-time lump-sum payment. If the effective date of the rider is the same as the effective date of the contract the final payment will be equal to the sum of all purchase payments, decreased by withdrawals. If the effective date of the rider is after the effective date of the contract the final payment will be equal to the contract value on the effective date of the rider, increased for purchase payments received after the rider effective date and decreased by withdrawals. Excess Withdrawals reduce the final payment in the same proportion as the withdrawals reduce the contract value; withdrawals less than or equal to the Guaranteed Annual Income amount and payments under the Guaranteed Annual Income Amount Annuity Payout Option will reduce the final payment dollar for dollar.

Death Prior to the Annuity Commencement Date. The Lincoln Lifetime IncomeSM Advantage 2.0 has no provision for a payout of the Income Base or any other death benefit upon death of the contractowners or annuitant. At the time of death, if the contract value equals zero, no death benefit options (as described earlier in this prospectus) will be in effect. Election of the Lincoln Lifetime IncomeSM Advantage 2.0 does not impact the death benefit options available for purchase with your annuity contract except as described below in Impact to Withdrawal Calculations of Death Benefits before the Annuity Commencement Date. All death benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the single life, the Lincoln Lifetime IncomeSM Advantage 2.0 will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death). If the beneficiary elects to continue the contract after the death of the single life (through a separate provision of the contract), the beneficiary may purchase a new Lincoln

Lifetime IncomeSM Advantage 2.0 if available under the terms and charge in effect at the time of the new purchase. There is no carryover of the Income Base.

Upon the first death under the joint life option, the lifetime payout of the Guaranteed Annual Income amount will continue for the life of the surviving spouse. The 5% Enhancement and Automatic Annual Step-up will continue if applicable as discussed above. Upon the death of the surviving spouse, the Lincoln Lifetime IncomeSM Advantage 2.0 will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death).

As an alternative, after the first death, the surviving spouse if under age 86 may choose to terminate the joint life option and purchase a new single life option, if available, under the terms and charge in effect at the time for a new purchase. In deciding whether to make this change, the surviving spouse should consider whether the change will cause the Income Base and the Guaranteed Annual Income amount to decrease.

Termination. After the fifth anniversary of the effective date of the rider, the contractowner may terminate the rider by notifying us in writing of the request to terminate or by failing to adhere to Investment Requirements. Lincoln Lifetime IncomeSM Advantage 2.0 will automatically terminate:
 o on the Annuity Commencement Date (except payments under the Guaranteed Annual Income Amount Annuity Payout Option will continue if applicable); or

 o upon the death under the single life option or the death of the surviving spouse under the joint life option;
 o when the Guaranteed Annual Income amount or contract value is reduced to zero due to an Excess Withdrawal;
 o upon surrender of the contract; or
 o upon termination of the underlying annuity contract.

The termination will not result in any increase in contract value equal to the Income Base. Upon effective termination of this rider, the benefits and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can re-elect any Living Benefit rider or any other living benefits we may offer in the future.

Compare to Lincoln SmartSecurity (Reg. TM) Advantage. If a contractowner is interested in purchasing a rider that provides guaranteed minimum withdrawals, the following factors should be considered when comparing Lincoln Lifetime IncomeSM Advantage 2.0 and the Lincoln SmartSecurity (Reg. TM) Advantage (only one of these riders can be added to a contract at any one time): the Lincoln Lifetime IncomeSM Advantage 2.0 has the opportunity to provide a higher Income Base than the Guaranteed Amount under Lincoln SmartSecurity (Reg. TM) Advantage because of the 5% Enhancement or Automatic Annual Step-up. You should compare the annual income percentage available under each rider. The Income Base for Lincoln Lifetime IncomeSM Advantage 2.0 may also be higher than the Guaranteed Amount under Lincoln SmartSecurity (Reg. TM) Advantage because withdrawals equal to or less than the Guaranteed Annual Income amount do not reduce the Income Base whereas withdrawals under Lincoln SmartSecurity (Reg. TM) Advantage reduce the Guaranteed Amount. Lincoln Lifetime IncomeSM Advantage 2.0 also provides the potential for lifetime withdrawals from an earlier age (rather than age 65 with the Lincoln SmartSecurity (Reg. TM) Advantage). However, the percentage charge for the Lincoln Lifetime IncomeSM Advantage 2.0 is higher and has the potential to increase on every Benefit Year Anniversary if the increase in contract value exceeds the 5% Enhancement and after the 10th Benefit Year anniversary upon a 5% Enhancement. In addition, the guaranteed maximum charge is higher for Lincoln Lifetime IncomeSM Advantage 2.0. Since the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base is not reduced by withdrawals that are less than or equal to the Guaranteed Annual Income amount, the charge, which is applied against the Income Base will not be reduced. Whereas with Lincoln SmartSecurity (Reg. TM) Advantage, withdrawals reduce the Guaranteed Amount against which the Lincoln SmartSecurity (Reg. TM) Advantage charge is applied. In addition, the Lincoln SmartSecurity (Reg. TM) Advantage provides that guaranteed Maximum Annual Withdrawal amounts can continue to a beneficiary to the extent of any remaining Guaranteed Amount while the Lincoln Lifetime IncomeSM Advantage 2.0 does not offer this feature.

i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0. i4LIFE (Reg. TM) Advantage is an optional annuity payout rider that provides periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a death benefit during the Access Period. A minimum payout floor, called the Guaranteed Income Benefit, is also available for election at the time you elect i4LIFE (Reg. TM) Advantage. You cannot have both i4LIFE (Reg. TM) Advantage and Lincoln Lifetime IncomeSM Advantage 2.0 in effect on your contract at the same time.

Contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0 may decide to drop Lincoln Lifetime IncomeSM Advantage 2.0 and elect i4LIFE (Reg.
TM) Advantage with Guaranteed Income Benefit (version 4) even if it is no longer available for sale as long as the election occurs prior to the Annuity Commencement Date. Contractowners are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those in effect at the time they purchase Lincoln Lifetime IncomeSM Advantage 2.0. If the decision to drop Lincoln Lifetime IncomeSM Advantage 2.0 is made, the contractowner can use the greater of the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up (or inception date) or the Account Value immediately prior to electing i4LIFE (Reg. TM) Advantage to establish the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). This decision must be made by the maximum age to elect i4LIFE (Reg. TM) Advantage, which is age 95 for nonqualified contracts and age 80 for qualified contracts. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds who have waited until after the 5th Benefit Year anniversary may elect i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit until age 99 for nonqualified contracts and age 85 for qualified contracts.

If you choose to drop Lincoln Lifetime IncomeSM Advantage 2.0 and have the single life option, you must purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) single life option. If you drop Lincoln Lifetime IncomeSM Advantage 2.0 and have the joint life option, you must purchase i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version 4) joint life option. Contractowners with Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds must elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds. The minimum length of the i4LIFE (Reg. TM) Advantage Access Period will vary based upon when you purchased your Lincoln Lifetime IncomeSM Advantage 2.0 or Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds rider and how long the rider was in effect before you decided to purchase i4LIFE (Reg. TM) Advantage. These requirements are specifically listed in the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit section of this prospectus under Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments.


For nonqualified contracts, the contractowner must elect the levelized option for Regular Income Payments. While i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) is in effect, the contractowner cannot change the payment mode elected or decrease the length of the Access Period.

When deciding whether to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) you should consider that depending on a person's age and the selected length of the Access Period, i4LIFE (Reg. TM) Advantage may provide a higher payout than the Guaranteed Annual Income amounts under Lincoln Lifetime IncomeSM Advantage
2.0. You should consider electing i4LIFE (Reg. TM) Advantage when you are ready to immediately start receiving i4LIFE (Reg. TM) Advantage payments whereas with Lincoln Lifetime IncomeSM Advantage 2.0 you may defer taking withdrawals until a later date. Payments from a nonqualified contract that a person receives under the i4LIFE (Reg. TM) Advantage rider are treated as "amounts received as an annuity" under section 72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each annuity payout is treated as income (taxable at ordinary income tax rates), and the remainder is treated as a nontaxable return of purchase payments. In contrast, withdrawals under Lincoln Lifetime IncomeSM Advantage
2.0 are not treated as amounts received as an annuity because they occur prior to the annuity starting date. As a result, such withdrawals are treated first as a return of any existing gain in the contract (which is the measure of the extent to which the contract value exceeds purchase payments), and then as a nontaxable return of purchase payments.

The initial charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) will be equal to the current annual rate in effect for your Lincoln Lifetime IncomeSM Advantage 2.0 rider. This charge is in addition to the mortality and expense risk and administrative charge for your base contract death benefit option. The charge is calculated based upon the greater of the value of the Income Base or contract value as of the last valuation date under Lincoln Lifetime IncomeSM Advantage 2.0 prior to election of i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). During the Access Period, this charge is deducted from the i4LIFE (Reg. TM) Advantage Account Value on a quarterly basis with the first deduction occurring on the valuation date on or next following the three-month anniversary of the effective date of i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). During the Lifetime Income Period, this charge is deducted annually. The initial charge may increase annually upon a step-up of the Guaranteed Income Benefit by an amount equal to the prior charge rate (or initial charge rate if the first anniversary of the rider's effective date) multiplied by the percentage increase, if any, to the Guaranteed Income Benefit and the percentage increase if any to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge. If an Excess Withdrawal occurs, the charge will decrease by the same percentage as the percentage change to the Account Value.

Impact to Withdrawal Calculations of Death Benefits before the Annuity Commencement Date. The death benefit calculation for certain death benefit options in effect prior to the Annuity Commencement Date may change for contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0. Certain death benefit options provide that all withdrawals reduce the death benefit in the same proportion that the withdrawals reduce the contract value. If you elect the Lincoln Lifetime IncomeSM Advantage 2.0, withdrawals less than or equal to the Guaranteed Annual Income will reduce the sum of all purchase payment amounts on a dollar for dollar basis for purposes of calculating the death benefit under the Guarantee of Principal Death Benefit. The same also applies to the the EGMDB or the EEB rider if the death benefit is based on the sum of all purchase payments, decreased by withdrawals. See The Contracts - Death Benefits. Any Excess Withdrawals will reduce the sum of all purchase payments in the same proportion that the withdrawals reduced the contract value under any death benefit option in which proportionate withdrawals are in effect. This change has no impact on death benefit options in which all withdrawals reduce the death benefit calculation on a dollar for dollar basis. The terms of your contract will describe which method is in effect for your contract while this rider is in effect.

The following example demonstrates how a withdrawal will reduce the death benefit if both the EGMDB and the Lincoln Lifetime IncomeSM Advantage 2.0 are in effect when the contractowner dies. Note that this calculation applies only to the sum of all purchase payments calculation and not for purposes of reducing the highest anniversary contract value under the EGMDB:
Contract value before withdrawal $80,000
Guaranteed Annual Income amount $5,000

Enhanced Guaranteed Minimum Death Benefit (EGMDB) values before withdrawal is the greatest of a), b), or c) described in detail in the EGMDB section of this prospectus:
   a) Contract value $80,000

   b) Sum of purchase payments $100,000

     c) Highest anniversary contract value $150,000

Withdrawal of $9,000 will impact the death benefit calculation as follows:
   a) $80,000 - $9,000 = $71,000 (Reduction $9,000)
   b) $100,000 - $5,000 = $95,000 (reduction by the amount of the Guaranteed Annual Income amount)

   ($95,000 - $5,067 = $89,932 [$95,000 times ($4,000/$75,000) = $5,067]
   Proportional reduction of Excess Withdrawal. Total reduction = $10,067.

   c) $150,000 - $16,875 = $133,125 [$150,000 times $9,000/$80,000 = $16,875].
   The entire $9,000 withdrawal reduced the death benefit option proportionally. Total reduction = $16,875.

Item c) provides the largest death benefit of $133,125.


Lincoln SmartSecurity (Reg. TM) Advantage

Lincoln SmartSecurity (Reg. TM) Advantage is a rider that is available for purchase with your variable annuity contract. This benefit provides a minimum guaranteed amount (Guaranteed Amount) that you will be able to withdraw, in installments, from your contract. The Guaranteed Amount is equal to the initial purchase payment (or contract value if elected after contract issue) adjusted for subsequent purchase payments, step-ups and withdrawals in accordance with the provisions set forth below.

With Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, the Guaranteed Amount will automatically step-up to the contract value, if higher, on each Benefit Year anniversary through the 10th anniversary. With Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, the contractowner can also initiate additional 10-year periods of automatic step-ups.

You may access this Guaranteed Amount through periodic withdrawals which are based on a percentage of the Guaranteed Amount. With Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up single life or joint life options, you also have the option to receive periodic withdrawals for your lifetime or for the lifetimes of you and your spouse (when available in your state). These options are discussed below in detail.

By purchasing this rider, you will be limited in how much you can invest in certain subaccounts. See The Contracts - Investment Requirements. We offer other optional riders available for purchase with variable annuity contracts. These riders, which are fully discussed in this prospectus, provide different methods to take income from your contract value and may provide certain guarantees. There are differences between the riders in the features provided as well as the charge structure. In addition, the purchase of one rider may impact the availability of another rider. In particular, before you elect Lincoln SmartSecurity (Reg. TM) Advantage, you may want to compare it to Lincoln Lifetime IncomeSM Advantage 2.0, which provides minimum guaranteed, periodic withdrawals for life. See The Contracts - Lincoln Lifetime IncomeSM Advantage 2.0 - Compare to Lincoln SmartSecurity (Reg. TM) Advantage.

If the benefit is elected at contract issue, then the rider will be effective on the contract's effective date. If the benefit is elected after the contract is issued (by sending a written request to our HomeOffice), the rider will be effective on the next valuation date following approval by us.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If the contractowner elects to step-up the Guaranteed Amount (this does not include automatic annual step-ups within a 10-year period), the Benefit Year will begin on the effective date of the step-up and each anniversary of the effective date of the step-up after that. The step-up will be effective on the next valuation date after notice of the step-up is approved by us.

Guaranteed Amount. The Guaranteed Amount is a value used to calculate your withdrawal benefit under this rider. The Guaranteed Amount is not available to you as a lump sum withdrawal or a death benefit. The initial Guaranteed Amount varies based on when and how you elect the benefit. If you elect the benefit at the time you purchase the contract, the Guaranteed Amount will equal your initial purchase payment. If you elect the benefit after we issue the contract, the Guaranteed Amount will equal the contract value on the effective date of the rider. The maximum Guaranteed Amount is $10,000,000 for Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up. This maximum takes into consideration the combined guaranteed amounts under the Living Benefit riders of all Lincoln Life contracts (or contracts issued by our affiliates) owned by you (or on which you or your spouse if joint owner are the annuitant).

Additional purchase payments automatically increase the Guaranteed Amount by the amount of the purchase payment (not to exceed the maximum); for example, a $10,000 additional purchase payment will increase the Guaranteed Amount by $10,000. We will allow purchase payments into your annuity contract after the first anniversary of the rider effective date if the cumulative additional purchase payments exceed $100,000 only with prior HomeOffice approval. Additional purchase payments will not be allowed if the contract value is zero.


Each withdrawal reduces the Guaranteed Amount as discussed below.

Since the charge for the rider is based on the Guaranteed Amount, the cost of the rider increases when additional purchase payments and step-ups are made, and the cost decreases as withdrawals are made because these transactions all adjust the Guaranteed Amount.

Step-ups of the Guaranteed Amount. Under Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, the Guaranteed Amount will automatically step-up to the contract value on each Benefit Year anniversary up to and including the 10th Benefit Year if:

     a. the contractowner or joint owner is still living; and

   b. the contract value as of the valuation date, after the deduction of any withdrawals (including surrender charges), the Rider charge and account fee plus any purchase payments made on that date is greater than the Guaranteed Amount immediately preceding the valuation date.

After the 10th Benefit Year anniversary, you may initiate another 10-year period of automatic step-ups by electing (in writing) to step-up the Guaranteed Amount to the greater of the contract value or the current Guaranteed Amount if:

     a. each contractowner and annuitant is under age 81; and

     b. the contractowner or joint owner is still living.

If you choose, we will administer this election for you automatically, so that a new 10-year period of step-ups will begin at the end of each prior 10-year step-up period.

Following is an example of how the step-ups work in Lincoln SmartSecurity (Reg.
TM) Advantage - 1 Year Automatic Step-up, (assuming no withdrawals or additional purchase payments):




                                              Contract   Guaranteed
                                                Value      Amount
                                             ---------- -----------
      Initial purchase payment $50,000......  $50,000     $50,000
      1st Benefit Year Anniversary..........  $54,000     $54,000
      2nd Benefit Year Anniversary..........  $53,900     $54,000
      3rd Benefit Year Anniversary..........  $57,000     $57,000


Annual step-ups, if the conditions are met, will continue until (and including) the 10th Benefit Year Anniversary. If you had elected to have the next 10-year period of step-ups begin automatically after the prior 10-year period, annual step-ups, if conditions are met, will continue beginning on the 11th Benefit Year Anniversary.

Contractowner elected step-ups (other than automatic step-ups) will be effective on the next valuation date after we receive your request and a new Benefit Year will begin. Purchase payments and withdrawals made after a step-up adjust the Guaranteed Amount. In the future, we may limit your right to step-up the Guaranteed Amount to your Benefit Year anniversary dates. All step-ups are subject to the maximum Guaranteed Amount.

A contractowner elected step-up (including contractowner step-ups that we administer for you to begin a new 10-year step-up period) may cause a change in the percentage charge for this benefit. There is no change in the percentage charge when automatic, annual step-ups occur during a 10-year period. See Charges and Other Deductions - Rider Charges - Lincoln SmartSecurity (Reg. TM) Advantage Charge.

Withdrawals. You will have access to your Guaranteed Amount through periodic withdrawals up to the Maximum Annual Withdrawal amount each Benefit Year until the Guaranteed Amount equals zero.

On the effective date of the rider, the Maximum Annual Withdrawal amount is 5% of the Guaranteed Amount.

If you do not withdraw the entire Maximum Annual Withdrawal amount during a Benefit Year, there is no carryover of the extra amount into the next Benefit Year. The Maximum Annual Withdrawal amount is increased by 5% of any additional purchase payments. For example, if the Maximum Annual Withdrawal amount is $2,500 (5% of $50,000 Guaranteed Amount) is in effect and an additional purchase payment of $10,000 is made, the new Maximum Annual Withdrawal amount is $3,000 ($2,500 + 5% of $10,000). Step-ups of the Guaranteed Amount (both automatic step-ups and step-ups elected by you) will step-up the Maximum Annual Withdrawal amount to the greater of:

     a. the Maximum Annual Withdrawal amount immediately prior to the step-up;
or

     b. 5% of the new (stepped-up) Guaranteed Amount.

If the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) are within the Maximum Annual Withdrawal amount, then:

     1. the withdrawal will reduce the Guaranteed Amount by the amount of the withdrawal on a dollar-for-dollar basis, and

     2. the Maximum Annual Withdrawal amount will remain the same.

Withdrawals within the Maximum Annual Withdrawal Amount are not subject to surrender charges or the interest adjustment on the amount withdrawn from the fixed account if applicable. See The Contracts - Fixed Side of the Contract. Withdrawals from IRA contracts will be treated as within the Maximum Annual Withdrawal amount (even if they exceed the 5% Maximum Annual Withdrawal amount) only if the withdrawals are taken in the form of systematic monthly or quarterly installments, as calculated by Lincoln, of the amount needed to satisfy the required minimum distribution rules under Internal Revenue Code
Section 401(a)(9) for this contract value. Distributions from qualified contracts are generally taxed as ordinary income. In nonqualified contracts, withdrawals of contract value that exceed purchase payments are taxed as ordinary income. See Federal Tax Matters.

When cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) exceed the Maximum Annual Withdrawal amount:


1. The Guaranteed Amount is reduced to the lesser of:
  o the contract value immediately following the withdrawal, or
  o the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal.

2. The Maximum Annual Withdrawal amount will be the least of:
  o the Maximum Annual Withdrawal amount immediately prior to the withdrawal;
or
  o the greater of:
   o 5% of the reduced Guaranteed Amount immediately following the withdrawal (as specified above when withdrawals exceed the Maximum Annual Withdrawal amount); or
   o 5% of the contract value immediately following the withdrawal; or
  o the new Guaranteed Amount.

The following example demonstrates the impact of a withdrawal in excess of the Maximum Annual Withdrawal amount on the Guaranteed Amount and the Maximum Annual Withdrawal amount. A $7,000 withdrawal caused a $32,000 reduction in the Guaranteed Amount.

Prior to Excess Withdrawal:
Contract Value = $60,000
Guaranteed Amount = $85,000
Maximum Annual Withdrawal = $5,000 (5% of the initial Guaranteed Amount of $100,000)

After a $7,000 Withdrawal:
Contract Value = $53,000
Guaranteed Amount = $53,000
Maximum Annual Withdrawal = $2,650

The Guaranteed Amount was reduced to the lesser of the contract value immediately following the withdrawal ($53,000) or the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal ($85,000
- $7,000 = $78,000).

     The Maximum Annual Withdrawal amount was reduced to the least of:
     1) Maximum Annual Withdrawal amount prior to the withdrawal ($5,000); or
     2) The greater of 5% of the new Guaranteed Amount ($2,650) or 5% of the contract value following the withdrawal ($2,650); or
     3) The new Guaranteed Amount ($53,000).

The least of these three items is $2,650.

In a declining market, withdrawals that exceed the Maximum Annual Withdrawal amount may substantially deplete or eliminate your Guaranteed Amount and reduce your Maximum Annual Withdrawal amount.

Withdrawals in excess of the Maximum Annual Withdrawal amount will be subject to surrender charges (to the extent that total withdrawals exceed the free amount of withdrawals allowed during a contract year) and an Interest Adjustment on the amount withdrawn from the fixed account. Refer to the Statement of Additional Information for an example of the Interest Adjustment calculation.

Lifetime Withdrawals. Payment of the Maximum Annual Withdrawal amount will be guaranteed for your (contractowner) lifetime (if you purchase the single life option) or for the lifetimes of you (contractowner) and your spouse (if the joint life option is purchased), as long as:

     1) No withdrawals are made before you (and your spouse if a joint life) are age 65; and

     2) An Excess Withdrawal (described above) has not reduced the Maximum Annual Withdrawal amount to zero.

If the lifetime withdrawal is not in effect, the Maximum Annual Withdrawal amount will last only until the Guaranteed Amount equals zero.

If any withdrawal is made prior to the time you (or both spouses) are age 65, the Maximum Annual Withdrawal amount will not last for the lifetime(s), except in the two situations described below:

1) If a step-up of the Guaranteed Amount after age 65 causes the Maximum Annual Withdrawal amount to equal or increase from the immediately prior Maximum Annual Withdrawal amount. This typically occurs if the contract value equals or exceeds the highest, prior Guaranteed Amount. If this happens, the new Maximum Annual Withdrawal amount will automatically be available for the specified lifetime(s); or

2) The contractowner makes a one-time election to reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount. This reset will occur on the first valuation date following the Benefit Year anniversary and will be based on the Guaranteed Amount as of that valuation date. This will reduce your Maximum Annual Withdrawal amount. A contractowner would only choose this if the above situation did not occur. To reset the Maximum Annual Withdrawal amount, the following must occur:

a. the contractowner (and spouse if applicable) is age 65;

b. the contract is currently within a 10-year automatic step-up period described above (or else a contractowner submits a step-up request to start a new 10-year automatic step-up period) (the contractowner must be eligible to elect a step-up; i.e., all contractowners and the annuitant must be alive and under age 81); and

c. you have submitted this request to us in writing at least 30 days prior to the end of the Benefit Year.

As an example of these two situations, if you purchased Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up single life with $100,000, your initial Guaranteed Amount is $100,000 and your initial Maximum Annual Withdrawal amount is $5,000. If you make a $5,000 withdrawal at age 62, your Guaranteed Amount will decrease to $95,000. Since you did not satisfy the age 65 requirement, you do not have a lifetime Maximum Annual Withdrawal amount. If a step-up of the Guaranteed Amount after age 65 (either automatic or owner-elected) causes the Guaranteed Amount to equal or exceed $100,000, then the Maximum Annual Withdrawal amount of $5,000 (or greater) will become a lifetime payout. This is the first situation described above. However, if the Guaranteed Amount has not been reset to equal or exceed the highest prior Guaranteed Amount, then you can choose the second situation described above if you are age 65 and the contract is within a 10-year automatic step-up period. This will reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount; 5% of $95,000 is $4,750. This is your new Maximum Annual Withdrawal amount which can be paid for your lifetime unless Excess Withdrawals are made.

The tax consequences of withdrawals and annuity payments are discussed in Federal Tax Matters.

All withdrawals you make, whether or not within the Maximum Annual Withdrawal amount, will decrease your contract value. If the contract is surrendered, the contractowner will receive the contract value (less any applicable charges, fees, and taxes) and not the Guaranteed Amount.

If your contract value is reduced to zero because of market performance, withdrawals equal to the Maximum Annual Withdrawal amount will continue for the life of you (and your spouse if applicable) if the lifetime withdrawals are in effect. If not, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount equals zero. You may not withdraw the remaining Guaranteed Amount in a lump sum.

Guaranteed Amount Annuity Payout Option. If you desire to annuitize your Guaranteed Amount, the Guaranteed Amount Annuity Payout Option is available.

The Guaranteed Amount Annuity Payment Option is a fixed annuitization in which the contractowner (and spouse if applicable) will receive the Guaranteed Amount in annual annuity payments equal to the current 5% Maximum Annual Withdrawal amount, including the lifetime Maximum Annual Withdrawals if in effect (this option is different from other annuity payment options discussed in this prospectus, including i4LIFE (Reg. TM) Advantage, which are based on your contract value). Payment frequencies other than annual may be available. Payments will continue until the Guaranteed Amount equals zero and may continue until death if the lifetime Maximum Annual Withdrawal is in effect. This may result in a partial, final payment. You would consider this option only if your contract value is less than the Guaranteed Amount (and you don't believe the contract value will ever exceed the Guaranteed Amount) and you do not wish to keep your annuity contract in force other than to pay out the Guaranteed Amount. You will have no other contract features other than the right to receive annuity payments equal to the Maximum Annual Withdrawal amount until the Guaranteed Amount equals zero.

If the contract value is zero and you have a remaining Guaranteed Amount, you may not withdraw the remaining Guaranteed Amount in a lump sum, but must elect the Guaranteed Amount Annuity Payment Option.

Death Prior to the Annuity Commencement Date. There is no provision for a lump sum payout of the Guaranteed Amount upon death of the contractowners or annuitant. At the time of death, if the contract value equals zero, no death benefit will be paid other than any applicable Maximum Annual Withdrawal amounts. All death benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the single life under Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up - single life option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will end. If the contract is continued as discussed below, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero. In the alternative, the surviving spouse can choose to become the new single life, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the contract value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10 year period of automatic step-ups. At this time, the charge for the rider will become the current charge in effect for new purchases of the single life option. The surviving spouse will need to be 65 before taking withdrawals to qualify for a lifetime payout. In deciding whether to make this change, the surviving spouse should consider: 1) the change a reset would cause to the Guaranteed Amount and the Maximum Annual Withdrawal amount; 2) whether it is important to have Maximum Annual Withdrawal amounts for life versus the remainder of the prior Guaranteed Amount; and 3) the cost of the single life option.

Upon the first death under Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up - joint life option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will continue for the life of the surviving spouse. Upon the death of the surviving spouse, the lifetime payout of the Maximum Annual Withdrawal amount will end. However, if the spouse's beneficiary elects to take the annuity death benefit in installments over life expectancy, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero (see below for a non-spouse beneficiary). As an alternative, after the first death, the surviving spouse may choose to change from the joint life option to the single life option, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the contract value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10 year period of automatic step-ups. At this time, the charge for the rider will become the current charge in effect for new purchases of the single life option. In deciding whether to make this change, the surviving spouse should consider:

     1) if the reset will cause the Guaranteed Amount and the Maximum Annual Withdrawal amount to decrease and

     2) if the cost of the single life option is less than the cost of the joint life option.

If the surviving spouse of the deceased contractowner continues the contract, the remaining automatic step-ups will apply to the spouse as the new contractowner.

If a non-spouse beneficiary elects to receive the death benefit in installments over life expectancy (thereby keeping the contract in force), the beneficiary may continue Lincoln SmartSecurity (Reg. TM) Advantage if desired. Automatic step-ups under Lincoln SmartSecurity (Reg. TM) Advantage will not continue and elective step-ups of the Guaranteed Amount under both options will not be permitted. In the event the contract value declines below the Guaranteed Amount (as adjusted for withdrawals of death benefit payments), the beneficiary is assured of receiving payments equal to the Guaranteed Amount (as adjusted). Deductions for the rider charge will continue on a quarterly basis and will be charged against the remaining Guaranteed Amount. Note: there are instances where the required installments of the death benefit, in order to be in compliance with the Internal Revenue Code as noted above, may exceed the Maximum Annual Withdrawal amount, thereby reducing the benefit of this rider. If there are multiple beneficiaries, each beneficiary will be entitled to continue a share of Lincoln SmartSecurity (Reg. TM) Advantage equal to his or her share of the death benefit.

Impact of Divorce on Joint Life Option. In the event of a divorce, the contractowner may change from a joint life option to a single life option (if the contractowner is under age 81) at the current rider charge for new sales of the single life option. At the time of the change, the Guaranteed Amount will be reset to the current contract value and the Maximum Annual Withdrawal amount will equal 5% of this new Guaranteed Amount.

After a divorce, the contractowner may keep the joint life option to have the opportunity to receive lifetime payouts for the lives of the contractowner and a new spouse. This is only available if no withdrawals were made from the contract after the effective date of the rider up to and including the date the new spouse is added to the rider.

Termination. After the later of the fifth anniversary of the effective date of the rider or the fifth anniversary of the most recent contractowner-elected step-up, including any step-up we administered for you, of the Guaranteed Amount, the contractowner may terminate the rider by notifying us in writing. After this time, the rider will also terminate if the contractowner fails to adhere to the Investment Requirements. Lincoln SmartSecurity (Reg. TM) Advantage will automatically terminate:
 o on the Annuity Commencement Date (except payments under the Guaranteed Amount Annuity Payment Option will continue if applicable);
 o upon the election of i4LIFE (Reg. TM) Advantage;
 o if the contractowner or annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;
 o upon the last payment of the Guaranteed Amount unless the lifetime Maximum Annual Withdrawal is in effect;
 o when a withdrawal in excess of the Maximum Annual Withdrawal amount reduces the Guaranteed Amount to zero; or
 o upon termination of the underlying annuity contract.

The termination will not result in any increase in contract value equal to the Guaranteed Amount. Upon effective termination of this rider, the benefits and charges within this rider will terminate.

If you terminate the rider, you must wait one year before you can re-elect Lincoln SmartSecurity (Reg. TM) Advantage, or purchase Lincoln Lifetime IncomeSM Advantage 2.0 or any other living benefit we are offering in the future.

i4LIFE (Reg. TM) Advantage Option. Contractowners with an active Lincoln SmartSecurity (Reg. TM) Advantage who decide to terminate the Lincoln SmartSecurity (Reg. TM) Advantage rider and purchase i4LIFE (Reg. TM) Advantage can use any remaining Guaranteed Amount to establish the Guaranteed Income Benefit under the i4LIFE (Reg. TM) Advantage terms and charge in effect at the time of the i4LIFE (Reg. TM) Advantage election. Contractowners may consider this if i4LIFE (Reg. TM) Advantage will provide a higher payout amount, among other reasons. There are many factors to consider when making this decision, including the cost of the riders, the payout amounts and applicable guarantees. You should discuss this decision with your registered representative. See i4LIFE (Reg. TM) Advantage.

Availability. Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. All contractowners and the annuitant of the contracts with Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up must be under age 81 at the time this rider is elected. You cannot elect the rider on or after the purchase of i4LIFE (Reg. TM) Advantage, 4LATER (Reg. TM) Advantage Protected Funds, or on or after the Annuity Commencement Date.

There is no guarantee that Lincoln SmartSecurity (Reg. TM) Advantage will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. Check with your investment representative regarding availability.


4LATER (Reg. TM) Advantage Protected Funds

4LATER (Reg. TM) Advantage Protected Funds is a rider that provides an Income Base which will be used to establish the amount of the Guaranteed Income Benefit payment upon the election of the i4LIFE (Reg. TM) Advantage rider. If you elect 4LATER (Reg. TM) Advantage Protected Funds, you must later elect the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds feature under i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version 4) to receive a benefit from 4LATER (Reg. TM) Advantage Protected Funds. You will be subject to certain Investment Requirements in which 100% of your contract value must be allocated among specified subaccounts. Please see the section The Contracts - Investment Requirements in your prospectus for further information.


Income Base. The Income Base is an amount used to calculate the Guaranteed Income Benefit under i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds at a later date. The Income Base is not available to you as a lump sum withdrawal or as a death benefit. The initial Income Base varies based on when you elect the rider. If you elect the 4LATER (Reg. TM) Advantage Protected Funds at the time you purchase the contract, the Income Base will be equal to the initial purchase payment. If you elect the rider after you have purchased the contract, the initial Income Base will equal the contract value on the effective date of 4LATER (Reg. TM) Advantage Protected Funds. The maximum Income Base is $10,000,000. The maximum takes into consideration the total guaranteed amounts from all Lincoln Life contracts (or contracts issued by our affiliates) in which you (and/or Secondary Life, if joint life option) are the covered lives.

Additional purchase payments automatically increase the Income Base by the amount of the purchase payments (not to exceed the maximum Income Base). For example, an additional purchase payment of $10,000 will increase the Income Base by $10,000. After the first anniversary of the rider effective date, cumulative additional purchase payments will be limited to $100,000. Cumulative purchase payments in excess of $100,000 require Home Office approval. If we grant approval to exceed the $100,000 additional purchase payment restriction, the charge will change to the then current charge in effect on the next Benefit Year anniversary. Additional purchase payments will not be allowed if the contract value decreases to zero for any reason, including market loss.

Each withdrawal reduces the Income Base in the same proportion as the amount withdrawn reduces the contract value on the valuation date of the withdrawal. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal.

The following example demonstrates the impact of a withdrawal on the Income Base and the contract value. The contractowner makes a withdrawal of $11,200 which causes a $12,550 reduction in the Income Base.

Prior to the withdrawal:
Contract value = $112,000
Income Base = $125,500

After a withdrawal of $11,200, the contract value is reduced by 10% ($11,200) and the Income Base is also reduced by 10%, the same proportion that the withdrawal reduced the contract value ($11,200 - $112,000)

Contract value = $100,800 ($112,000 - $11,200)
Income Base = $112,950 ($125,500 x 10% = $12,550; $125,500 - $12,550 =
$112,950)

In a declining market, withdrawals may significantly reduce your Income Base. If the Income Base is reduced to zero due to withdrawals, this rider will terminate. If the contract value is reduced to zero due to a withdrawal, both the rider and the contract will terminate.

Automatic Annual Step-up. The Income Base will automatically step-up to the contract value on each Benefit Year anniversary if:

   a. the contractowner/annuitant (single life option), or the contractowner and Secondary Life (joint life option) are still living and under age 86; and

   b. the contract value on that Benefit Year anniversary, after the deduction of any withdrawals (including surrender charges, the rider charge and account fee), plus any purchase payments made on that date and persistency credits, if any added on that date, is equal to or greater than the Income Base after the 5% Enhancement (if any).

The Automatic Annual Step-up is available even in years in which a withdrawal has occurred.

5% Enhancement. On each Benefit Year anniversary, the Income Base, minus purchase payments received in that year, will be increased by 5% if:

     a. the contractowner/annuitant (as well as the Secondary Life if the joint life option is in effect) are under age 86; and

     b. if there were no withdrawals in that year; and

     c. the rider is within the Enhancement Period described below.

The Enhancement Period is a 10-year period that begins on the effective date of the rider. A new Enhancement Period begins immediately following an Automatic Annual Step-up. If during any Enhancement Period there are no Automatic Annual Step-ups, the 5% Enhancements will terminate at the end of the Enhancement Period and will not restart until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Automatic Annual Step-up occurs. Any new purchase payment made after the initial purchase payment will be added immediately to the Income Base. However, any new purchase payment must be invested in the contract for at least one Benefit Year before it will be used in calculating the 5% Enhancement. Any new purchase payments made within the first 90 days after the effective date of 4LATER (Reg. TM) Advantage Protected Funds will be included in the Income Base for purposes of calculating the 5% Enhancement on the first Benefit Year anniversary.

If you decline the Automatic Annual Step-up during the first 10 Benefit Years, you will continue to be eligible for the 5% Enhancements through the end of the current Enhancement Period, but the 4LATER (Reg. TM) Advantage Protected Funds charge could increase to the then current charge at the time of any 5% Enhancements after the 10th Benefit Year Anniversary. You will have the option to opt out of the Enhancements after the 10th Benefit Year. In order to be eligible to receive further 5% Enhancements the contractowner/annuitant (single life option), or the contractowner and Secondary Life (joint life option) must still be living and be under age 86.

Note: The 5% Enhancement is not available in any year there is a withdrawal from contract value. A 5% Enhancement will occur in subsequent years only under certain conditions. If you are eligible (as defined below) for the 5% Enhancement in the next year, the Enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income Base (assuming no withdrawals):

Initial purchase payment = $100,000; Income Base = $100,000

Additional purchase payment on day 30 = $15,000; Income Base = $115,000

Additional purchase payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year Anniversary, the Income Base will not be less than $130,750 ($115,000 times 1.05%=$120,750 plus $10,000). The $10,000 purchase payment on day 95 is not eligible for the 5% Enhancement until the 2nd Benefit Year Anniversary.

As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the Automatic Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5% Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10,000,000.

You will not receive the 5% Enhancement on any Benefit Year anniversary in which there is a withdrawal. The 5% Enhancement will occur on the following Benefit Year anniversary if no further withdrawals are made from the contract and the rider is within the Enhancement Period.

The following is an example of how the Automatic Annual Step-ups and the 5% Enhancement affect the Income Base and the potential for the charge to increase or decrease (assuming there have been no withdrawals or new purchase payments):


                                                                                Potential for
                                    Contract   Income Base with                    Charge
                                      Value     5% Enhancement    Income Base     to Change
                                   ---------- ------------------ ------------- --------------
Initial Purchase Payment $50,000 .  $50,000          N/A            $50,000         N/A
1st Benefit Year Anniversary......  $54,000         $52,500         $54,000         Yes
2nd Benefit Year Anniversary......  $53,900         $56,700         $56,700          No
3rd Benefit Year Anniversary......  $56,000         $59,535         $59,535          No
4th Benefit Year Anniversary......  $64,000         $62,512         $64,000         Yes

On the 1st Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the contract value of $54,000 since the increase in the contract value is greater than the 5% Enhancement amount of $2,500 (5% of $50,000). On the 2nd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the 3rd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700=$2,835). On the 4th Benefit Year anniversary, the Automatic Annual Step-up to the contract value was greater than the 5% Enhancement amount of $2,977 (5% of $59,535). An Automatic Annual Step-up cannot increase the Income Base beyond the maximum Income Base of $10,000,000.

Death Prior to the Annuity Commencement Date. 4LATER (Reg. TM) Advantage Protected Funds has no provision for a payout of the Income Base or any other death benefit upon death of the contractowners or annuitant. At the time of death, if the contract value equals zero, no death benefit options (as described earlier in this prospectus) will be in effect. Election of the 4LATER (Reg. TM) Advantage Protected Funds does not impact the death benefit options available for purchase with your annuity contract. Generally all death benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9), as amended. See The Contracts - Death Benefit.


If the contractowner is not also named as the annuitant or the Secondary Life, upon the first death of the annuitant or Secondary Life, the 4LATER (Reg. TM) Advantage Protected Funds rider will continue. Upon the second death of either the annuitant or Secondary Life, 4LATER (Reg. TM) Advantage Protected Funds will terminate.

Upon the death of the contractowner, the 4LATER (Reg. TM) Advantage Protected Funds rider will continue only if either the annuitant or the Secondary Life becomes the new contractowner (because he or she was the beneficiary or joint owner), and payments under i4LIFE (Reg. TM) Advantage begin within one year after the death of the contractowner. The new contractowner will also become the annuitant and the rider charge will neither increase nor decrease as a result of this change in ownership.


Eligibility. To purchase 4LATER (Reg. TM) Advantage Protected Funds, the annuitant and Secondary Life must be age 85 or younger.

4LATER (Reg. TM) Advantage Protected Funds is not available for purchase with qualified contracts. 4LATER (Reg. TM) Advantage Protected Funds is designed primarily for purchasers of non-qualified contracts with joint life benefits where the Secondary Life is not a spouse. If you are eligible to elect Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds and you purchase joint life benefits where Secondary Life is a spouse, Lincoln Lifetime IncomeSM Advantage
2.0 Protected Funds generally offers better benefits for the same charge. Please see Living Benefits Riders - Lincoln Lifetime IncomeSM Advantage 2.0, for more information about Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds.

Termination. After the 5th anniversary of the effective date of the 4LATER (Reg. TM) Advantage Protected Funds rider, the contractowner may terminate the rider by notifying us in writing. After this time, the rider will also terminate if the contractowner fails to adhere to the Investment Requirements. 4LATER (Reg. TM) Advantage Protected Funds will automatically terminate:
 o on the Annuity Commencement Date; or
 o if the contractowner or annuitant is changed (except if the Secondary Life assumes ownership of the contract upon death of the contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral; or
 o upon the second death of either the annuitant or Secondary Life; or
 o when the Income Base is reduced to zero due to withdrawals; or
 o upon termination of the underlying contract.

If you terminate this rider, you must wait at least one year before you can re-elect it or any other living benefit we offer in the future.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds for purchasers who previously purchased 4LATER (Reg. TM) Advantage Protected Funds. Contractowners with an active 4LATER (Reg. TM) Advantage Protected Funds will purchase i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds at the terms in effect for other purchasers of this rider. i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds is a feature under i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). i4LIFE (Reg.
TM) Advantage Guaranteed Income Benefit Protected Funds provides for periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a death benefit during the Access Period, and a minimum payout floor, called the Guaranteed Income Benefit. You will be required to adhere to certain Investment Requirements during the time you own i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds. See Living Benefit Riders - i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for more information.

Once you elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds, you can use the greater of the Income Base under 4LATER (Reg. TM) Advantage Protected Funds or Account Value to establish the Guaranteed Income Benefit under i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds. This decision must be made by the maximum age to elect i4LIFE (Reg. TM) Advantage, which is age 95. Purchasers of 4LATER (Reg. TM) Advantage Protected Funds who have waited until after the 5th Benefit Year anniversary may elect i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit until age 99.

If you elected the 4LATER (Reg. TM) Advantage Protected Funds joint life option, you must purchase i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds joint life option.

Contractowners who elect 4LATER (Reg. TM) Advantage Protected Funds are guaranteed the ability in the future to elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds even if it is no longer available for sale. They are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those at the time they elected 4LATER (Reg. TM) Advantage Protected Funds. The minimum length of the i4LIFE (Reg. TM) Advantage Access Period will vary based upon when you purchased your 4LATER (Reg. TM) Advantage Protected Funds rider and how long the rider was in effect before you decided to purchase i4LIFE (Reg. TM) Advantage. These requirements are specifically listed in the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit section of this prospectus under Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments.

The contractowner must elect the levelized option for Regular Income Payments. While i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds is in effect, the contractowner cannot change the payment mode elected or decrease the length of the Access Period.

You should consider electing i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds when you are ready to immediately start receiving i4LIFE (Reg. TM) Advantage payments. Payments from a nonqualified contract that a person receives under i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds are treated as "amounts received as an annuity" under section 72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each annuity payout is treated as income (taxable at ordinary income tax rates), and the remainder is treated as a nontaxable return of purchase payments.


i4LIFE (Reg. TM) Advantage

i4LIFE (Reg. TM) Advantage (the Variable Annuity Payout Option rider in your contract) is an optional annuity payout rider you may purchase at an additional cost and is separate and distinct from other annuity payout options offered under your contract and described later in this prospectus. You may also purchase the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit for an additional charge. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage Charges.

i4LIFE (Reg. TM) Advantage is an annuity payout option that provides you with variable, periodic Regular Income Payments for life subject to certain conditions. These payouts are made during two time periods: an Access Period and a Lifetime Income Period. During the Access Period, you have access to your Account Value, which means you may surrender the contract, make withdrawals, and have a death benefit. During the Lifetime Income Period, you no longer have access to your Account Value. You choose the length of the Access Period when you select i4LIFE (Reg. TM) Advantage; the Lifetime Income Period begins immediately after the Access Period ends and continues until your death (or the death of a Secondary Life, if later). i4LIFE (Reg. TM) Advantage is different from other annuity payout options provided by Lincoln because with i4LIFE (Reg.
TM) Advantage, you have the ability to make additional withdrawals or surrender the contract during the Access Period. You may also purchase the Guaranteed Income Benefit which provides a minimum payout floor for your Regular Income Payments. You choose when you want to receive your first Regular Income Payment and the frequency with which you will receive Regular Income Payments. The initial Regular Income Payment is calculated from the Account Value on a date no more than 14 days prior to the date you select to begin receiving the Regular Income Payments. This calculation date is called the Periodic Income Commencement Date, and is the same date the Access Period begins. Regular Income Payments must begin within one year of the date you elect i4LIFE (Reg.
TM) Advantage. Once they begin, Regular Income Payments will continue until the death of the annuitant or Secondary Life, if applicable. This option is available on non-qualified annuities, IRAs and Roth IRAs (check with your registered representative regarding availability with SEP market). This option is subject to a charge while the i4LIFE (Reg. TM) Advantage is in effect computed daily on the Account Value. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage Charges.

i4LIFE (Reg. TM) Advantage is available for contracts with a contract value of at least $50,000 and may be elected at the time of application or at any time before an annuity payout option under this contract is elected by sending a written request to our Home Office. When you elect i4LIFE (Reg. TM) Advantage, you must choose the annuitant, Secondary Life, if applicable, and make several choices about your Regular Income Payments. The annuitant and Secondary Life may not be changed after i4LIFE (Reg. TM) Advantage is elected. For qualified contracts, the Secondary Life must be the spouse. See i4LIFE (Reg. TM) Advantage Death Benefits regarding the impact of a change to the annuitant prior to the i4LIFE (Reg. TM) Advantage election.

i4LIFE (Reg. TM) Advantage for IRA annuity contracts is only available if the annuitant and Secondary Life are age 591/2 or older at the time the option is elected. i4LIFE (Reg. TM) Advantage must be elected by age 80 on qualified contracts. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. Additional purchase payments may be made during the Access Period for an IRA annuity contract, unless a Guaranteed Income Benefit has been elected. If the Guaranteed Income Benefit option has been elected on an IRA contract, additional purchase payments may be made until the initial Guaranteed Income Benefit is calculated. Additional purchase payments will not be accepted after the Periodic Income Commencement Date for a non-qualified annuity contract.

If i4LIFE (Reg. TM) Advantage is selected, the applicable transfer provisions among subaccounts and the fixed account will continue to be those specified in your annuity contract for transfers on or before the Annuity Commencement Date. However, once i4LIFE (Reg. TM) Advantage begins, any automatic withdrawal service will terminate. See The Contracts - Transfers on or Before the Annuity Commencement Date.

When you elect i4LIFE (Reg. TM) Advantage, the death benefit that you previously elected will become the death benefit election under i4LIFE (Reg.
TM) Advantage, unless you elect a less expensive death benefit option. If you had previously elected EEB Death Benefit, you must elect a new death benefit. Existing contractowners with the Account Value death benefit, who elect i4LIFE (Reg. TM) Advantage must choose the i4LIFE (Reg. TM) Advantage Account Value death benefit. The amount paid under the new death benefit may be less than the amount that would have been paid under the death benefit provided before i4LIFE (Reg. TM) Advantage began (if premium taxes have been deducted from the contract value). See The Contracts - i4LIFE (Reg. TM) Advantage Death Benefits.

Access Period. At the time you elect i4LIFE (Reg. TM) Advantage, you also select the Access Period, which begins on the Periodic Income Commencement Date. The Access Period is a defined period of time during which we pay variable, periodic Regular Income Payments and provide a death benefit, and during which you may surrender the contract and make withdrawals from your Account Value (defined below). At the end of the Access Period, the remaining Account Value is used to make Regular Income Payments for the rest of your life (or the Secondary Life if applicable). This is called the Lifetime Income Period. During the Lifetime Income Period, you will no longer be able to make withdrawals or surrenders or receive a death benefit. If your Account Value is reduced to zero because of withdrawals or market loss, your Access Period ends.


We will establish the minimum (currently 5 years) and maximum (currently the length of time between your current age and age 115 for non-qualified contracts or to age 100 for qualified contracts) Access Periods at the time you elect i4LIFE (Reg. TM) Advantage. Generally, shorter Access Periods will produce a higher initial Regular Income Payment than longer Access Periods. At any time during the Access Period, and subject to the rules in effect at that time, you may extend or shorten the Access Period by sending us notice. Additional restrictions may apply if you're under age 591/2 when you request a change to the Access Period. Currently, if you extend the Access Period, it must be extended at least 5 years. If you change the Access Period, subsequent Regular Income Payments will be adjusted accordingly, and the Account Value remaining at the end of the new Access Period will be applied to continue Regular Income Payments for your life. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. We may reduce or terminate the Access Period for IRA i4LIFE (Reg. TM) Advantage contracts in order to keep the Regular Income Payments in compliance with IRC provisions for required minimum distributions. The minimum Access Period requirements for Guaranteed Income Benefits are longer than the requirements for i4LIFE (Reg. TM) Advantage without a Guaranteed Income Benefit. Shortening the Access Period will terminate the Guaranteed Income Benefit. See Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage.

Account Value. The initial Account Value is the contract value on the valuation date i4LIFE (Reg. TM) Advantage is effective (or initial purchase payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the Access Period, the Account Value on a valuation date will equal the total value of all of the contractowner's accumulation units plus the contractowner's value in the fixed account, and will be reduced by Regular Income Payments and Guaranteed Income Benefit payments made as well as any withdrawals taken. After the Access Period ends, the remaining Account Value will be applied to continue Regular Income Payments for your life and the Account Value will be reduced to zero.

Regular Income Payments during the Access Period. i4LIFE (Reg. TM) Advantage provides for variable, periodic Regular Income Payments for as long as an annuitant (or Secondary Life, if applicable) is living and access to your Account Value during the Access Period. When you elect i4LIFE (Reg. TM) Advantage, you will have to choose the date you will receive the initial Regular Income Payment. Once they begin, Regular Income Payments will continue until the death of the annuitant or Secondary Life, if applicable. Regular Income Payments must begin within one year of the date you elect i4LIFE (Reg.
TM) Advantage. You also select when the Access Period ends and when the Lifetime Income Period begins. You must also select the frequency of the payments (monthly, quarterly, semi-annually or annually), how often the payment is recalculated, the length of the Access Period and the assumed investment return. These choices will influence the amount of your Regular Income Payments.

If you do not choose a payment frequency, the default is a monthly frequency. In most states, you may also elect to have Regular Income Payments from non-qualified contracts recalculated only once each year rather than recalculated at the time of each payment. This results in level Regular Income Payments between recalculation dates. Qualified contracts are only recalculated once per year, at the beginning of each calendar year. You also choose the assumed investment return. Return rates of 3%, 4%, 5%, or 6%may be available. The higher the assumed investment return you choose, the higher your initial Regular Income Payment will be and the higher the return must be to increase subsequent Regular Income Payments. You also choose the length of the Access Period. At this time, changes can only be made on Periodic Income Commencement Date anniversaries.

Regular Income Payments are not subject to any surrender charges or applicable Interest Adjustments. See Charges and Other Deductions. For information regarding income tax consequences of Regular Income Payments, see Federal Tax Matters.

The amount of the initial Regular Income Payment is determined on the Periodic Income Commencement Date by dividing the contract value (or purchase payment if elected at contract issue), less applicable premium taxes by 1000 and multiplying the result by an annuity factor. The annuity factor is based upon:
  o the age and sex of the annuitant and Secondary Life, if applicable;
  o the length of the Access Period selected;
  o the frequency of the Regular Income Payments;
  o the assumed investment return you selected; and
  o the Individual Annuity Mortality table specified in your contract.

The annuity factor used to determine the Regular Income Payments reflects the fact that, during the Access Period, you have the ability to withdraw the entire Account Value and that a death benefit of the entire Account Value will be paid to your beneficiary upon your death. These benefits during the Access Period result in a slightly lower Regular Income Payment, during both the Access Period and the Lifetime Income Period, than would be payable if this access was not permitted and no lump-sum death benefit of the full Account Value was payable. (The contractowner must elect an Access Period of no less than the minimum Access Period which is currently set at 5 years.) The annuity factor also reflects the requirement that there be sufficient Account Value at the end of the Access Period to continue your Regular Income Payments for the remainder of your life (and/or the Secondary Life if applicable), during the Lifetime Income Period, with no further access or death benefit.

The Account Value will vary with the actual net investment return of the subaccounts selected and the interest credited on the fixed account, which then determines the subsequent Regular Income Payments during the Access Period. Each subsequent regular income payment (unless the levelized option is selected) is determined by dividing the Account Value on the applicable valuation date by 1000 and multiplying this result by an annuity factor revised to reflect the declining length of the Access Period. As a result of this calculation, the actual net returns in the Account Value are measured against the assumed investment return to determine subsequent Regular Income Payments. If the actual net investment return (annualized) for the contract exceeds the assumed investment return, the Regular Income Payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment return for the contract is less than the assumed investment return, the Regular Income Payment will decrease. For example, if net investment return is 3% higher (annualized) than the assumed investment return, the Regular Income Payment for the next year will increase by approximately 3%. Conversely, if actual net investment return is 3% lower than the assumed investment return, the regular income payment will decrease by approximately 3%.

Withdrawals made during the Access Period will also reduce the Account Value that is available for Regular Income Payments, and subsequent Regular Income Payments will be reduced in the same proportion that withdrawals reduce the Account Value.

For a joint life option, if either the annuitant or Secondary Life dies during the Access Period, Regular Income Payments will be recalculated using a revised annuity factor based on the single surviving life, if doing so provides a higher Regular Income Payment.

For nonqualified contracts, if the annuitant and Secondary Life, if applicable, both die during the Access Period, the Guaranteed Income Benefit (if any) will terminate and the annuity factor will be revised for a non-life contingent Regular Income Payment and Regular Income Payments will continue until the Account Value is fully paid out and the Access Period ends. For qualified contracts, if the annuitant and Secondary Life, if applicable, both die during the Access Period, i4LIFE (Reg. TM) Advantage (and any Guaranteed Income Benefit if applicable) will terminate.

Regular Income Payments during the Lifetime Income Period. The Lifetime Income Period begins at the end of the Access Period if either the annuitant or Secondary Life is living. Your earlier elections regarding the frequency of Regular Income Payments, assumed investment return and the frequency of the recalculation do not change. The initial Regular Income Payment during the Lifetime Income Period is determined by dividing the Account Value on the last valuation date of the Access Period by 1000 and multiplying the result by an annuity factor revised to reflect that the Access Period has ended. The annuity factor is based upon:
  o the age and sex of the annuitant and Secondary Life (if living);
  o the frequency of the Regular Income Payments;
  o the assumed investment return you selected; and
  o the Individual Annuity Mortality table specified in your contract.

The impact of the length of the Access Period and any withdrawals made during the Access Period will continue to be reflected in the Regular Income Payments during the Lifetime Income Period. To determine subsequent Regular Income Payments, the contract is credited with a fixed number of annuity units equal to the initial Regular Income Payment (during the Lifetime Income Period) divided by the annuity unit value (by subaccount). Subsequent Regular Income Payments are determined by multiplying the number of annuity units per subaccount by the annuity unit value. Your Regular Income Payments will vary based on the value of your annuity units. If your Regular Income Payments are adjusted on an annual basis, the total of the annual payment is transferred to Lincoln Life's general account to be paid out based on the payment mode you selected. Your payment(s) will not be affected by market performance during that year. Your Regular Income Payment(s) for the following year will be recalculated at the beginning of the following year based on the current value of the annuity units.

Regular Income Payments will continue for as long as the annuitant or Secondary Life, if applicable, is living, and will continue to be adjusted for investment performance of the subaccounts your annuity units are invested in (and the fixed account if applicable). Regular Income Payments vary with investment performance.

During the Lifetime Income Period, there is no longer an Account Value; therefore, no withdrawals are available and no death benefit is payable. In addition, transfers are not allowed from a fixed annuity payment to a variable annuity payment.


i4LIFE (Reg. TM) Advantage Death Benefits

i4LIFE (Reg. TM) Advantage Account Value Death Benefit. The i4LIFE (Reg. TM) Advantage Account Value death benefit is available during the Access Period. This death benefit is equal to the Account Value as of the valuation date on which we approve the payment of the death claim. You may not change this death benefit once it is elected.

i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit. The i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit is available during the Access Period and will be equal to the greater of:
  o the Account Value as of the valuation date we approve the payment of the claim; or

  o the sum of all purchase payments, less the sum of Regular Income Payments and other withdrawals where:
   o Regular Income Payments, including withdrawals to provide the Guaranteed Income Benefit, reduce the death benefit by the dollar amount of the payment; and
   o all other withdrawals, if any, reduce the death benefit in the same proportion that withdrawals reduce the contract value or Account Value.

   References to purchase payments and withdrawals include purchase payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater death benefit option prior to that election.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the contract value or Account Value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges associated with that withdrawal (surrender charges for example) and premium taxes, if any.


The following example demonstrates the impact of a proportionate withdrawal on your death benefit:





       i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit...   $200,000
       Total i4LIFE (Reg. TM) Regular Income Payment.....................   $ 25,000
       Additional Withdrawal.............................................   $15,000 ($15,000/$150,000=10% withdrawal)
       Account Value at the time of Additional Withdrawal................   $150,000


Death Benefit Value after i4LIFE (Reg. TM) Regular Income Payment = $200,000 - $25,000 = $175,000
Death Benefit Value after additional withdrawal = $175,000 - $17,500 = $157,500 Reduction in Death Benefit Value for Withdrawal = $175,000 X 10% = $17,500

The Regular Income Payments reduce the death benefit by $25,000 and the additional withdrawal causes a 10% reduction in the death benefit, the same percentage that the withdrawal reduced the Account Value.

During the Access Period, contracts with the i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit may elect to change to the i4LIFE (Reg.
TM) Advantage Account Value death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our Home Office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit.

i4LIFE (Reg. TM) Advantage EGMDB. The i4LIFE (Reg. TM) Advantage EGMDB is only available during the Access Period. This benefit is the greatest of:
  o the Account Value as of the valuation date on which we approve the payment of the claim; or
  o the sum of all purchase payments, less the sum of Regular Income Payments and other withdrawals where:
   o Regular Income Payments, including withdrawals to provide the Guaranteed Income Benefit, reduce the death benefit by the dollar amount of the payment; and
   o all other withdrawals, if any, reduce the death benefit in the same proportion that withdrawals reduce the contract value or Account Value.

References to purchase payments and withdrawals include purchase payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater death benefit option prior to that election; or
  o the highest Account Value or contract value on any contract anniversary date (including the inception date of the contract) after the EGMDB is effective (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the date of death. The highest Account Value or contract value is increased by purchase payments and is decreased by Regular Income Payments, including withdrawals to provide the Guaranteed Income Benefits and all other withdrawals subsequent to the anniversary date on which the highest Account Value or contract value is obtained. Regular Income Payments and withdrawals are deducted in the same proportion that Regular Income Payments and withdrawals reduce the contract value or Account Value.

When determining the highest anniversary value, if you elected the EGMDB (or more expensive death benefit option) in the base contract and this death benefit was in effect when you purchased i4LIFE (Reg. TM) Advantage, we will look at the contract value before i4LIFE (Reg. TM) Advantage and the Account Value after the i4LIFE (Reg. TM) Advantage election to determine the highest anniversary value.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Account Value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges associated with that withdrawal (surrender charges for example) and premium taxes, if any.

Contracts with the i4LIFE (Reg. TM) Advantage EGMDB may elect to change to the i4LIFE (Reg. TM) Advantage Guarantee of Principal or i4LIFE (Reg. TM) Advantage Account Value death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our HomeOffice, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg.
TM) Advantage EGMDB.

General Death Benefit Provisions. For all death benefit options, following the Access Period, there is no death benefit. The death benefits also terminate when the Account Value equals zero, because the Access Period terminates.

If there is a change in the contractowner, joint owner or annuitant during the life of the contract, for any reason other than death, the only death benefit payable for the new person will be the i4LIFE (Reg. TM) Advantage Account Value death benefit.

For non-qualified contracts, upon the death of the contractowner, joint owner or annuitant, the contractowner (or beneficiary) may elect to terminate the contract and receive full payment of the death benefit or may elect to continue the contract and receive Regular Income Payments. Upon the death of the Secondary Life, who is not also an owner, only the surrender value is paid.

If you are the owner of an IRA annuity contract, and there is no Secondary Life, and you die during the Access Period, the i4LIFE (Reg. TM) Advantage will terminate. A spouse beneficiary may start a new i4LIFE (Reg. TM) Advantage program.

If a death occurs during the Access Period, the value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of all the following:

     1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and

     2. written authorization for payment; and

     3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal Tax Matters.

Upon notification to us of the death, Regular Income Payments may be suspended until the death claim is approved. Upon approval, a lump sum payment for the value of any suspended payments will be made as of the date the death claim is approved, and Regular Income Payments will continue, if applicable. The excess, if any, of the death benefit over the Account Value will be credited into the contract at that time.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.


Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage

A Guaranteed Income Benefit is available for purchase when you elect i4LIFE (Reg. TM) Advantage which ensures that your Regular Income Payments will never be less than a minimum payout floor, regardless of the actual investment performance of your contract. See Charges and Other Deductions for a discussion of the Guaranteed Income Benefit charges.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds is an optional feature available for purchase that provides a higher Guaranteed Income Benefit percentage if you adhere to certain Investment Requirements. See Investment Requirements in this prospectus for more information about the Investment Requirements applicable to i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds. You will be subject to Investment Requirements applicable to i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds for the entire time you own this rider. Failure to comply with the Investment Requirements will result in the termination of i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). See i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit - Termination for more information. All of the other terms and conditions of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version 4) continue to apply to i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds.

As discussed below, certain features of the Guaranteed Income Benefit may be impacted if you purchased Lincoln SmartSecurity (Reg. TM) Advantage or Lincoln Lifetime IncomeSM Advantage 2.0 (withdrawal benefit riders) or 4LATER (Reg. TM) Advantage Protected Funds prior to electing i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit (annuity payout rider).

Additional purchase payments cannot be made to a contract with the Guaranteed Income Benefit. You are also limited in how much you can invest in certain subaccounts. See the Contracts - Investment Requirements.

There is no guarantee that the i4LIFE (Reg. TM) Guaranteed Income Benefit option will be available to elect in the future, as we reserve the right to discontinue this option at any time. In addition, we may make different versions of the Guaranteed Income Benefit available to new purchasers or may create different versions for use with various Living Benefit riders. However, a contractowner with Lincoln Lifetime IncomeSM Advantage 2.0 (including Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds) who decides to drop Lincoln Lifetime IncomeSM Advantage 2.0 to purchase i4LIFE (Reg. TM) Advantage will be guaranteed the right to purchase the Guaranteed Income Benefit under the terms set forth in the Lincoln Lifetime IncomeSM Advantage 2.0 rider.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, if available, is elected when you elect i4LIFE (Reg. TM) Advantage or during the Access Period, if still available for election, subject to terms and conditions at that time. You may choose not to purchase the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit at the time you purchase i4LIFE (Reg. TM) Advantage by indicating that you do not want the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit on the election form at the time that you purchase i4LIFE (Reg. TM) Advantage. If you intend to use the Guaranteed

Amount from the Lincoln SmartSecurity (Reg. TM) Advantage rider or the Income Base from the Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds rider to establish the Guaranteed Income Benefit, you must elect the Guaranteed Income Benefit at the time you elect i4LIFE (Reg. TM) Advantage.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is reduced by withdrawals (other than Regular Income Payments) in the same proportion that the withdrawals reduce the Account Value. See i4LIFE (Reg. TM) Advantage - General i4LIFE (Reg. TM) Provisions for an example.

Guaranteed Income Benefit (version 4). For Guaranteed Income Benefit (version
4) the initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base or Guaranteed Amount as applicable), based on your age (or the age of the youngest life under a joint life option) at the time the Guaranteed Income Benefit is elected. The specified percentages and the corresponding age-bands for calculating the initial Guaranteed Income Benefit are outlined in the applicable table below.

Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit for i4LIFE (Reg. TM) Advantage elections or for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0.



Age                          Percentage of Account Value, Income Base or Guaranteed Amount*
--------------------------- ---------------------------------------------------------------
  Under 40.................                              2.0%
  40 - 54..................                              2.5%
  55 - under 59.5..........                              3.0%
  59.5 - 64................                              3.5%
  65 - 69..................                              4.0%
  70 - 74..................                              4.5%
  75 and above.............                              5.0%

* Purchasers of Lincoln SmartSecurity (Reg. TM) Advantage may use any remaining Guaranteed Amount (if greater than the Account Value) to calculate the initial Guaranteed Income Benefit. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 may use any remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the rider's effective date (if there has not been any Automatic Annual Step-up) if greater than the Account Value to establish the initial Guaranteed Income Benefit. Contractowners who elected Lincoln SmartSecurity (Reg. TM)
  Advantage will receive the currently available version of the Guaranteed Income Benefit.


Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit for purchasers of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds, or prior purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds or 4LATER (Reg. TM) Advantage Protected Funds



                                       Percentage of Account
Age (Single and Joint Life Options)    Value or Income Base+
------------------------------------- ----------------------
      Under 40.......................          2.5%
      40 - 54........................          3.0%
      55 - under 59.5................          3.5%
      59.5 - 64......................          4.0%
      65 - 69........................          4.5%
      70 - 79........................          5.0%
      80 and above...................          5.5%

+ Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds may use any remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up, if any, or the rider's effective date (if there has not been any Automatic Annual Step-up) if greater than the Account Value to establish the initial Guaranteed Income Benefit.


If the amount of your i4LIFE (Reg. TM) Advantage Regular Income Payment has fallen below the Guaranteed Income Benefit, because of poor investment results, a payment equal to the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is the minimum payment you will receive. If the market performance in your contract is sufficient to provide Regular Income Payments at a level that exceeds the Guaranteed Income Benefit, the Guaranteed Income Benefit will never come into effect. If the Guaranteed Income Benefit is paid, it will be paid with the same frequency as your Regular Income Payment. If your Regular Income Payment is less than the Guaranteed Income Benefit, we will reduce the Account Value by the Regular Income Payment plus an additional amount equal to the difference between your Regular Income Payment and the Guaranteed Income Benefit (in other words, Guaranteed Income Benefit payments reduce the Account Value by the entire amount of the Guaranteed Income Benefit payment). (Regular Income Payments also reduce the Account Value). This payment will be made from the variable subaccounts and the fixed account on a pro-rata basis according to your investment allocations.

If your Account Value reaches zero as a result of payments to provide the Guaranteed Income Benefit, we will continue to pay you an amount equal to the Guaranteed Income Benefit. If your Account Value reaches zero, your Access Period will end and your Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled, and will reduce your death benefit. If your Account Value equals zero, no death benefit will be paid. See i4LIFE (Reg. TM) Advantage Death Benefits. After the Access Period ends, we will continue to pay the Guaranteed Income Benefit for as long as the annuitant (or the Secondary Life, if applicable) is living.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE (Reg. TM) Account Value:




    i4LIFE (Reg. TM) Account Value before market decline............    $135,000
    i4LIFE (Reg. TM) Account Value after market decline.............    $100,000
    Guaranteed Income Benefit.......................................    $    810
    Regular Income Payment after market decline.....................    $    769
    Account Value after market decline and Guaranteed Income Benefit
    payment.........................................................    $ 99,190


The contractowner receives an amount equal to the Guaranteed Income Benefit. The entire amount of the Guaranteed Income Benefit is deducted from the Account Value.

The Guaranteed Income Benefit (version 4) will automatically step up every year to 75% of the current Regular Income Payment, if that result is greater than the immediately prior Guaranteed Income Benefit. For non-qualified contracts, the step-up will occur annually on the first valuation date on or after each Periodic Income Commencement Date anniversary starting on the first Periodic Income Commencement Date anniversary. For qualified contracts, the step-up will occur annually on the valuation date of the first periodic income payment of each calendar year. The first step-up is the valuation date of the first periodic income payment in the next calendar year following the Periodic Income Commencement Date.

The following example illustrates how the initial Guaranteed Income Benefit (version 4) is calculated for a 65-year old contractowner with a nonqualified contract, and how a step-up would increase the Guaranteed Income Benefit in a subsequent year. The percentage of the Account Value used to calculate the initial Guaranteed Income Benefit is 4% for a 65-year old per the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit for i4LIFE (Reg.
TM) Advantage Elections table above. The example also assumes that the Account Value has increased due to positive investment returns resulting in a higher recalculated Regular Income Payment. See The Contracts - i4LIFE (Reg. TM) Advantage - Regular Income Payments during the Access Period for a discussion of recalculation of the Regular Income Payment.





8/1/2010 Amount of initial Regular Income Payment.............................  $  4,801
8/1/2010 Account Value at election of Guaranteed Income Benefit (version 4)...  $100,000
8/1/2010 Initial Guaranteed Income Benefit (4% times $100,000 Account Value) .  $  4,000
8/1/2011 Recalculated Regular Income Payment..................................  $  6,000
8/1/2011 Guaranteed Income Benefit after step-up (75% of $6,000) .              $  4,500


The contractowner's Guaranteed Income Benefit was increased to 75% of the recalculated Regular Income Payment.

At the time of a step-up of the Guaranteed Income Benefit the i4LIFE (Reg. TM) Guaranteed Income Benefit percentage charge may increase subject to the maximum guaranteed charge of 2.00%. This means that your charge may change every year. If we automatically administer a new step-up for you and if your percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the date of the step-up. If we receive notice of your request to reverse the step-up, on a going forward basis, we will decrease the percentage charge to the percentage charge in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. Step-ups will continue after a request to reverse a step-up. i4LIFE (Reg. TM) Advantage charges are in addition to the Guaranteed Income Benefit charges. We will provide you with written notice when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

The next section describes certain guarantees in Living Benefit riders relating to the election of the Guaranteed Income Benefit.

Lincoln Lifetime IncomeSM Advantage 2.0. Contractowners who purchase Lincoln Lifetime IncomeSM Advantage 2.0 are guaranteed the ability in the future to purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) even if it is no longer available for sale. They are also guaranteed that the Guaranteed Income Benefit percentages and Access Period requirements will be at least as favorable as those available at the time they purchased Lincoln Lifetime IncomeSM Advantage 2.0. See The Contracts- Lincoln Lifetime IncomeSM Advantage 2.0.

Contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0 may decide to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). If this decision is made, the contractowner can use the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or since the rider's effective date (if there has not been an Automatic Annual Step-up) if greater than the Account Value to establish the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) at the terms in effect for purchasers of this rider.

Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds. Contractowners who elect Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds may decide to drop Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds and purchase i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds in accordance with the same terms set out above for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version 4). If this decision is made, the contractowner can use the greater of the Income Base under Lincoln Lifetime IncomeSM Advantage 2.0 reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the Account Value to establish the Guaranteed Income Benefit under i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds.

Lincoln SmartSecurity (Reg. TM) Advantage. Contractowners who purchased Lincoln SmartSecurity (Reg. TM) Advantage are guaranteed that they may use the remaining Guaranteed Amount (if greater than the Account Value) at the time the initial Guaranteed Income Benefit is determined, to calculate the Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be equal to the applicable percentage based on either the contractowner's age (single life) or the youngest age of either the contractowner or Secondary Life (if applicable) , at the time the Guaranteed Income Benefit is elected, multiplied by the remaining Guaranteed Amount. The applicable percentage is found in the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit for i4LIFE (Reg. TM) Advantage Elections table above. In other words, the initial Guaranteed Income Benefit will equal the applicable percentage based on the contractowner's age multiplied by the remaining Guaranteed Amount (if greater than the Account Value).

The following is an example of how the Guaranteed Amount from Lincoln SmartSecurity (Reg. TM) Advantage or the Income Base from Lincoln Lifetime IncomeSM Advantage 2.0 may be used to calculate the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). The example assumes that on the date that i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) is elected the contractowner is 70 years of age and has made no withdrawals from the contract. The percentage of the Account Value used to calculate the initial Guaranteed Income Benefit is 4.5% for a 70-year old per the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit for i4LIFE (Reg.
TM) Advantage Elections table above. The example assumes an annual payment mode has been elected.





           Account Value (equals contract value on date i4LIFE (Reg. TM) Advantage
    with Guaranteed Income Benefit (version 4) is elected)........................    $100,000
           Guaranteed Amount/Income Base on date i4LIFE (Reg. TM) Advantage with
    Guaranteed Income Benefit (version 4) is elected:.............................    $140,000
           Amount of initial Regular Income Payment...............................    $  5,411   per year
           Initial Guaranteed Income Benefit (4.5% x $140,000 Guaranteed
    Amount/Income Base which is greater than $100,000 Account
    Value)........................................................................    $  6,300


4LATER (Reg. TM) Advantage Protected Funds. Contractowners who elect the 4LATER (Reg. TM) Advantage Protected Funds rider must elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds in accordance with the same terms set out above for i4LIFE (Reg. TM) Advantage Guaranteed Income. When this decision is made, the contractowner can use the greater of the Income Base under 4LATERSM Advantage Protected Funds or the Account Value under i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds to calculate the amount of the initial Guaranteed Income Benefit. All other provisions of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit apply.

Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments. When you select the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, certain restrictions will apply to your contract:
  o A 4% assumed investment return (AIR) will be used to calculate the Regular Income Payments.
  o The minimum Access Period required for Guaranteed Income Benefit (version
     4) is the longer of 20 years or the difference between your age (nearest birthday) and age 100. We may change this Access Period requirement prior to election of the Guaranteed Income Benefit. Different minimum Access Period requirements apply if you use the greater of the Account Value or Income Base under Lincoln Lifetime IncomeSM Advantage 2.0, Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds or 4LATER (Reg. TM) Advantage Protected Funds to calculate the Guaranteed Income Benefit as set forth below:



                                  Minimum Access Period
                                            Elections of i4LIFE (Reg. TM) Advantage prior
                                                 to the 5th Benefit Year Anniversary
 Purchasers of Lincoln Lifetime IncomeSM   Longer of 20 years or the difference
 Advantage 2.0                             between your age and age 100
 Purchasers of Lincoln Lifetime IncomeSM   Longer of 20 years or the difference
 Advantage 2.0 Protected Funds             between your age and age 90
 Purchasers of 4LATER (Reg. TM) Advantage
 Protected Funds



                                            Elections of i4LIFE (Reg. TM) Advantage on and
                                                after the 5th Benefit Year Anniversary
 Purchasers of Lincoln Lifetime IncomeSM   Longer of 20 years or the difference
 Advantage 2.0                             between your age and age 95
 Purchasers of Lincoln Lifetime IncomeSM   Longer of 15 years or the difference
 Advantage 2.0 Protected Funds             between your age and age 85
 Purchasers of 4LATER (Reg. TM) Advantage
 Protected Funds


  o The maximum Access Period available for this benefit is to age 115 for non-qualified contracts; to age 100 for qualified contracts.

If you choose to lengthen your Access Period (which must be increased by a minimum of 5 years), your Regular Income Payment will be reduced, but the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will not be affected. If you choose to shorten your Access Period, the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit will terminate.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will terminate due to any of the following events:
  o the death of the annuitant (or the later of the death of the annuitant or Secondary Life if a joint payout was elected); or
  o a contractowner requested decrease in the Access Period or a change to the Regular Income Payment frequency; or
  o upon written notice to us; or
  o assignment of the contract; or
  o failure to comply with Investment Requirements.

A termination due to a decrease in the Access Period, a change in the Regular Income Payment frequency, or upon written notice from the contractowner will be effective as of the valuation date on the next Periodic Income Commencement Date anniversary. Termination will be only for the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit and not the i4LIFE (Reg. TM) Advantage election, unless otherwise specified. However if you used the greater of the Account Value or Income Base under Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage Protected Funds to establish the Guaranteed Income Benefit any termination of the Guaranteed Income Benefit will also result in a termination of the i4LIFE (Reg. TM) Advantage election. If you terminate the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit you may be able to re-elect it, if available, after one year. The election will be treated as a new purchase, subject to the terms and charges in effect at the time of election and the i4LIFE (Reg. TM) Advantage Regular Income Payments will be recalculated. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be based on the Account Value at the time of the election.

Availability. The Guaranteed Income Benefit (version 4) is available with qualified and nonqualified (IRAs and Roth IRAs) annuity contracts. The contractowner must be under age 96 for nonqualified contracts and under age 81 for qualified contracts at the time this rider is elected.

Withdrawals. You may request a withdrawal at any time prior to or during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent Regular Income Payments and Guaranteed Income Benefit payments, if applicable, will be reduced proportionately. Withdrawals may have tax consequences. See Federal Tax Matters. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges. See Charges and Other Deductions. The Interest Adjustment may apply.

The following example demonstrates the impact of a withdrawal on the Regular Income Payments and the Guaranteed Income Benefit payments:




        i4LIFE (Reg. TM) Regular Income Payment before Withdrawal.....    $  1,200
        Guaranteed Income Benefit before Withdrawal...................    $    900
        Account Value at time of Additional Withdrawal................    $150,000
        Additional Withdrawal.........................................    $ 15,000   (a 10% withdrawal)


     Reduction in i4LIFE (Reg. TM) Regular Income Payment for Withdrawal = $1,200 X 10 % = $120
     i4LIFE (Reg. TM) Regular Income Payment after Withdrawal = $1,200 - $120 = $1,080

     Reduction in Guaranteed Income Benefit for Withdrawal = $900 X 10% = $90 Guaranteed Income Benefit after Withdrawal = $900 - $90 = $810

Surrender. At any time prior to or during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further Regular Income Payments will be made. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges. See Charges and Other Deductions. The Interest Adjustment may apply.

Termination. For IRA annuity contracts, you may terminate i4LIFE (Reg. TM) Advantage prior to the end of the Access Period by notifying us in writing. The termination will be effective on the next valuation date after we receive the notice and your contract will return to the accumulation phase. Your i4LIFE (Reg. TM) Advantage death benefit will terminate and you may choose the Guarantee of Principal (if you had the i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit) or Account Value death benefit options. Upon termination, we will stop assessing the charge for i4LIFE (Reg. TM) Advantage and begin assessing the mortality and expense risk charge and administrative charge associated with the new death benefit option. Your contract value upon termination will be equal to the Account Value on the valuation date we terminate i4LIFE (Reg. TM) Advantage.

For non-qualified contracts, you may not terminate i4LIFE (Reg. TM) Advantage once you have elected it.


Annuity Payouts

When you apply for a contract, you may select any Annuity Commencement Date permitted by law, which is usually on or before the annuitant's 90th birthday. However, you must elect to receive annuity payouts by the annuitant's 99th birthday. Your broker-dealer may recommend that you annuitize at an earlier age. As an alternative, contractowners with Lincoln SmartSecurity (Reg. TM) Advantage may elect to annuitize their Guaranteed Amount under the Guaranteed Amount Annuity Payout Option. Contractowners with Lincoln Lifetime IncomeSM Advantage 2.0 may elect the Guaranteed Annual Income Amount Annuity Payout option.

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the contract value may be used to purchase an annuity payout option.

You may elect annuity payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.


Annuity Options

The annuity options outlined below do not apply to contractowners who have elected i4LIFE (Reg. TM) Advantage , the Maximum Annual Withdrawal Amount Annuity Payout option or the Guaranteed Annual Income Amount Annuity Payout option.

Life Annuity. This option offers a periodic payout during the lifetime of the annuitant and ends with the last payout before the death of the annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a death benefit for beneficiaries. However, there is the risk under this option that the recipient would receive no payouts if the annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Annuity with Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the annuitant. The designated period is selected by the contractowner.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. However, under a joint life annuity, if both annuitants die before the date set for the first payout, no payouts will be made. Only one payment would be made if both deaths occur before the second scheduled payout, and so on.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the contractowner.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the annuitant and a joint annuitant. When one of the joint annuitants dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the annuitants die during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the annuitant with the guarantee that upon death a payout will be made of the value of the number of annuity units (see Variable Annuity Payouts) equal to the excess, if any, of:
 o the total amount applied under this option divided by the annuity unit value for the date payouts begin, minus
 o the annuity units represented by each payout to the annuitant multiplied by the number of payouts paid before death.

The value of the number of annuity units is computed on the date the death claim is approved for payment by the Home Office.

Life Annuity with Cash Refund. Fixed annuity benefit payments that will be made for the lifetime of the annuitant with the guarantee that upon death, should
(a) the total dollar amount applied to purchase this option be greater than (b) the fixed annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made.

Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an annuity payout option as a method of paying the death benefit to a beneficiary. If you do, the beneficiary cannot change this payout option. You may change or revoke in writing to our Home Office, any such selection, unless such selection was made irrevocable. If you have not already chosen an annuity payout option, the beneficiary may choose any annuity payout option. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable.

Lincoln SmartIncomeSM Inflation. The Lincoln SmartIncomeSM Inflation Fixed Annuity Payout Option ("Lincoln SmartIncomeSM Inflation") is an annuity payout option that provides:

 o Scheduled Payments (the periodic annuity payouts under this rider) for the life of the annuitant and secondary life (secondary life may also be referred to as joint life), if applicable, that may change each January based on changes in the Consumer Price Index-Urban (CPI). The CPI is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for all Urban Consumers published by the U.S. Bureau of Labor Statistics and is widely used to measure inflation.
 o A Guaranteed Minimum Scheduled Payment.
 o A death benefit based on the Reserve Value.
 o A Reserve Value from which additional withdrawals, called Unscheduled Payments, may be taken at any time as long as the Reserve Value is greater than zero and up to the amount of the Reserve Value less any related charges and taxes.

You must wait at least one year from the effective date of the contract to elect Lincoln SmartIncomeSM Inflation. For non-qualified annuities the annuitant and joint annuitant must be at least 50 years of age and not older than 85 years of age (50 years and not more than 75 years of age for qualified annuities). The minimum contract value that may be credited to this annuity payout option is $50,000 and the maximum is $2,000,000.

You may consider electing this annuity payout option if you would like an annuity payout that may increase or decrease as inflation, as measured by the CPI, increases or decreases. Lincoln SmartIncomeSM Inflation also provides a guaranteed minimum payout, death benefits and access to the Reserve Value from which you can take Unscheduled Payments. We offer other fixed annuity payout options that have a higher income factor and would result in a higher payment than Lincoln SmartIncomeSM Inflation but do not offer Unscheduled Payments or a death benefit. You should carefully consider whether or not Lincoln SmartIncomeSM Inflation is the appropriate choice for you.

All or a portion of your contract value may be used to fund the Lincoln SmartIncomeSM Inflation. You may select both Lincoln SmartIncomeSM Inflation and another annuity payout option at the same time by allocating less than 100% of your contract value to Lincoln SmartIncomeSM Inflation and the remainder to the other annuity payout option. If only a portion of your contract value is used to fund Lincoln SmartIncomeSM Inflation, the remainder of the contract value must be used to fund another annuity payout option.

The Lincoln SmartIncomeSM Inflation may not be available for purchase in the future as we reserve the right not to offer it for sale. The availability of Lincoln SmartIncomeSM Inflation will depend upon your state's approval of the contract rider. We also reserve the right to substitute an appropriate index for the CPI, if:

     1. The CPI is discontinued, delayed, or otherwise not available for this use; or

     2. The composition, base or method of calculating the CPI changes so that we deem it inappropriate for use.

If the CPI is discontinued, delayed or otherwise not available, or if the composition, base or method of, calculating the CPI changes so that we deem it inappropriate for use in Lincoln SmartIncomeSM Inflation, we will substitute an appropriate index for the CPI. In the case of a substitution, we will give you written notification at least 30 days in advance of this change, as well as provide you with an amendment to the prospectus. We will attempt to utilize a substitute index generated by the government that is a measure of inflation. We will not substitute an index created by us or one of our affiliates. Upon substitution of the CPI, annuity payment values will be calculated consistent with the formulas currently used but with different index values for calculating the Scheduled Payment and Reserve Value adjustments. If we substitute a different index of the CPI you may cancel the rider per the terms of the termination provisions of rider and may be subject to an Unscheduled Payment charge. See Termination and Unscheduled Payments.

Rider Year and Rider Date. The Rider Date is the effective date of the rider. The Rider Date anniversary is the same calendar day as the Rider Date each calendar year. A Rider Year is each 12-month period starting with the Rider Date and starting each Rider Date anniversary after that.

Scheduled Payment and Guaranteed Minimum Scheduled Payment. Scheduled Payments are annuity payouts for the life of the annuitant (and secondary life if applicable).You choose when payments will begin and whether the Scheduled Payment is paid monthly, quarterly, semi-annually or annually. Once the Scheduled Payment frequency is established it cannot be changed. The frequency of the Scheduled Payments will affect the dollar amount of each Scheduled Payment. For example, a more frequent payment schedule will reduce the dollar amount of each Scheduled Payment. The first payment must be at least 30 days after the Rider Date and before the first Rider Date anniversary. The Scheduled Payment will be adjusted either up or down on an annual basis depending on the percentage change of the CPI. Scheduled Payments are also adjusted for Unscheduled Payments, any related Unscheduled Payment charge and any deduction for premium taxes. If adjustments to the Scheduled Payment cause it to be less than the Guaranteed Minimum Scheduled Payment, as adjusted, you will receive the Guaranteed Minimum Scheduled Payment, as adjusted, unless Unscheduled Payments have reduced the Reserved Value to zero, in which case the rider will terminate.

Lincoln SmartIncomeSM Inflation also provides a Guaranteed Minimum Scheduled Payment which is initially equal to the first Scheduled Payment. The Guaranteed Minimum Scheduled Payment may be adjusted for Unscheduled Payments, any related Unscheduled Payment charge and any deductions for premium taxes, but is not adjusted for changes in the CPI. (See further discussion and example of reductions to the Scheduled Payment and Guaranteed Minimum Scheduled Payment for Unscheduled Payment in the Unscheduled Payment section below.)

The initial Scheduled Payment is calculated by multiplying the contract value allocated to Lincoln SmartIncomeSM Inflation, reduced for any premium tax, by an income factor. The income factor is based upon:
 o the age and sex of the annuitant and secondary life;
 o the frequency of the Scheduled Payments;
 o the Scheduled Payments start date.

For a given contractowner with the same characteristics (sex, age, frequency of annuity payouts and annuity payout start date) the income factor for a fixed lifetime annuity payout option would be higher than the income factor for Lincoln SmartIncomeSM Inflation. You may request an illustration of annuity values prior to purchasing Lincoln SmartIncomeSM Inflation which will illustrate the Scheduled Payment and Guaranteed Minimum Scheduled Payment you may expect.

Reserve Value. The Reserve Value is a value we establish to determine the amount available for Unscheduled Payments and the death benefit, if any. The initial Reserve Value on the Rider Date is equal to the amount of the contract value used to purchase Lincoln SmartIncomeSM Inflation, less any outstanding premium taxes that have not previously been deducted. Each January 1, the Reserve Value will be adjusted either up or down by the percentage change in the CPI during the preceding calendar year, as described below. The Reserve Value is decreased dollar for dollar by any Scheduled or Unscheduled Payments and related Unscheduled Payment charges or any premium taxes. There is no minimum floor to the Reserve Value. If the Reserve Value falls to zero because of Scheduled Payments and/or negative CPI Adjustments (and not due to the deduction of Unscheduled Payments and related Unscheduled Payment charges and taxes) there will be no more annual adjustments to the Reserve Value and there will be no more Unscheduled Payments or death benefit. However, the Scheduled Payments will continue for the life of the annuitant and secondary life, if applicable.

If the deduction of an Unscheduled Payment and related Unscheduled Payment charge reduces the Reserve Value to zero the Lincoln SmartIncomeSM Inflation will terminate.

Adjustment of the Scheduled Payment and Reserve Value. Each January 1st (Adjustment Date) the Scheduled Payment and Reserve Value may be adjusted up or down by the same percentage, which will be the percentage change in the CPI during the preceding calendar year. The CPI is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for all Urban Consumers and is published monthly by the United States Department of Labor, Bureau of Labor Statistics (BLS). The CPI measures over time the average price change paid by urban consumers for consumer goods and services. The CPI is published as a number (CPI Value).You may obtain information regarding the CPI from BLS electronically (www.bls.gov/cpi), through subscriptions to publications, and via telephone and fax, through automated recordings.

The adjustment to the Scheduled Payment and to the Reserve Value each Adjustment Date may be positive or negative, depending upon whether the CPI Value has risen or fallen in the preceding calendar year. A rise in the CPI Value will result in a positive adjustment. A fall in the CPI Value will result in a negative adjustment. The percentage change in the CPI is measured by the change in the CPI Value published each December immediately preceding the Adjustment Date compared to either the initial CPI Value (first adjustment) or the CPI Value published in December two calendar years preceding the Adjustment Date (all subsequent adjustments after the first). The CPI Value published in December is the CPI Value for the month of November. The first adjustment to the Scheduled Payment and Reserve Value will be made on the next Adjustment Date following the Rider Date. For the first adjustment the initial CPI Value will be the CPI Value published in the month preceding the Rider Date. The calculation of the first adjustment percentage will be equal to [(i)/(ii)] where:

     (i) is the CPI Value published in December of the calendar year immediately preceding the Adjustment Date

     (ii) is the initial CPI Value

Following is an example of the calculation of the first adjustment percentage and the first adjustment to the Reserve Value using hypothetical CPI values:



      Initial Reserve Value on Rider Date 4/15/2009....................  $ 150,000
      Initial Scheduled Payment on 4/15/2009...........................  $   8,000
      Initial CPI Value published in March 2009........................        150
      CPI Value published in December 2009.............................        155
      Adjustment percentage (155/150)..................................   1.033333
      Reserve Value After 1/1/2010 Adjustment ($150,000 x 1.033333) .    $ 155,000
      Scheduled Payment After 1/1/2010 Adjustment ($8,000 x 1.033333) .  $8,266.67

Subsequent adjustments will be calculated on each subsequent Adjustment Date. Subsequent adjustments will be based upon the percentage change in the CPI Value published in December immediately preceding the Adjustment Date compared with the CPI Value published two calendar years prior to the Adjustment Date. Calculations of the adjustment percentage after calculation of the first adjustment percentage will be equal to [(i)/ (ii)] where:

     (i) is the CPI Value published in December of the calendar year immediately preceding the Adjustment Date

     (ii) is the CPI Value published in December two calendar years preceding the Adjustment Date.

If adjustments to the Scheduled Payment cause it to be less than the Guaranteed Minimum Scheduled Payment you will receive the Guaranteed Minimum Scheduled Payment. While you are receiving the Guaranteed Minimum Scheduled Payment we will continue to adjust the Scheduled Payment by the percentage change of the CPI Value published each December immediately preceding the Adjustment Date compared to the CPI Value published two calendar years prior to the Adjustment Date. You will start to receive the Scheduled Payment again in the year that it is adjusted so that it is greater than the Guaranteed Minimum Scheduled Payment.

The following example demonstrates the impact of a positive change in a hypothetical CPI Value resulting in a positive adjustment to the Scheduled Payment and Reserve Value:




      Annual Scheduled Payment for calendar year 2009....................................  $   5,000
      Guaranteed Minimum Scheduled Payment for calendar year 2009........................  $   4,800
      Reserve Value 12/31/2009...........................................................  $ 100,000
      CPI Value published in December 2009...............................................        120
      CPI Value published in December 2008...............................................        115
      Adjustment percentage (120/115)....................................................   1.043782
      Reserve Value after 1/1/2010 adjustment ($100,000 x 1.043782) .                      $ 104,378
      Annual Scheduled Payment for calendar year 2010 after 1/1/2010 adjustment ($5,000 x
       1.043782).........................................................................  $5,217.39


Since the Scheduled Payment (after the adjustment) for 2010 of $5,217.39 is greater than the Guaranteed Scheduled Payment of $4,800, the payment you will receive in 2010 will equal the Scheduled Payment of $5,217.39.

The following example demonstrates the impact of a negative change in a hypothetical CPI Value resulting in a negative adjustment to the Scheduled Payment and Reserve Value:




      Annual Scheduled Payment for calendar year 2009.....................................  $    5,000
      Guaranteed Minimum Scheduled Payment for calendar year 2009.........................  $    4,800
      Reserve Value 12/31/2009............................................................  $  100,000
      CPI Value published in December 2009................................................         120
      CPI Value published in December 2008................................................         130
      Adjustment percentage (120/130).....................................................   0.9230769
      Reserve Value after 1/1/2010 adjustment ($100,000 x 0.9230769) .                      $   92,308
      Annual Scheduled Payment for calendar year 2010 after 1/1/2010 adjustment ($5,000 x
       0.9230769).........................................................................  $ 4,615.38


Since the Scheduled Payment (after adjustment) for 2010 of $4,615.38 is less than the Guaranteed Minimum Scheduled Payment of $4,800, the payment you will receive in 2010 will equal the Guaranteed Minimum Scheduled Payment of $4,800.


Continuing this example for the next year's adjustment:




      Annual Scheduled Payment for calendar year 2010.....................................  $   4,800
      Guaranteed Minimum Scheduled Payment for calendar year 2010.........................  $   4,800
      Reserve Value 12/31/2010 ($92,308 - $4,800) .                                         $  87,508
      CPI Value published in December 2010................................................        140
      CPI Value published in December 2009................................................        120
      Adjustment percentage (140/120).....................................................    1.16666
      Reserve Value after 1/1/2011 adjustment ($87,508 x 1.166666) .                        $ 102,093
      Annual Scheduled Payment for calendar year 2011 after 1/1/2011 adjustment
($4,615.38 x
       1.166666)..........................................................................  $5,384.61


The adjustment is applied to the previously calculated Scheduled Payment ($4,615.38) and not the Guaranteed Minimum Scheduled Payment $4,800. Since the adjusted Scheduled Payment is greater than the Guaranteed Minimum Guaranteed Payment, the Scheduled Payment will be paid out in calendar year 2011.

Unscheduled Payments. You may take withdrawals in addition to your Scheduled Payments (Unscheduled Payments) up to the amount of the Reserve Value less any related Unscheduled Payment charges and any deduction for any premium taxes. Unscheduled Payments and any related Unscheduled Payment charges or premium taxes will reduce the Reserve Value on a dollar for dollar basis. Unscheduled Payments will reduce the Scheduled Payments and Guaranteed Minimum Scheduled Payment in the same proportion the Unscheduled Payment reduces the Reserve Value (including Unscheduled Payment charges and taxes). Because the Reserve Value is reduced over time (due to Scheduled Payments, Unscheduled Payments and related Unscheduled Payment charges and any premium taxes) an Unscheduled Payment taken in the later years of the rider when the Reserve Value is smaller may result in a larger proportional reduction to the Scheduled Payment and Guaranteed Minimum Scheduled Payment than if the same Unscheduled Payment was taken in the early years of the rider when the Reserve Value was larger and may also result in a proportional reduction of the Scheduled Payment and Guaranteed Minimum Scheduled Payment that is more than the Unscheduled Payment amount taken.

If the Reserve Value falls to zero because of Scheduled Payments and/or negative CPI Adjustments (other than due to the deduction of Unscheduled Payments and related Unscheduled Payment charges and taxes) there will be no more annual adjustments to the Reserve Value and there will be no more Unscheduled Payments or death benefit. However, the Scheduled Payments will continue for the life of the annuitant and secondary life, if applicable. If the deduction of an Unscheduled Payment and related Unscheduled Payment charge reduces the Reserve Value to zero the Lincoln SmartIncomeSM Inflation will terminate.

The following example shows how an Unscheduled Payment of $2,000 taken in the early years of the rider results in a $300 proportional reduction of the Guaranteed Minimum Scheduled Payment. The example assumes that no other Unscheduled Payments have been taken.



      Reserve Value 1/1/2010..............................................................  $100,000
      Guaranteed Minimum Scheduled Payment 1/1/2010.......................................  $ 15,000
      Unscheduled Payment 1/2/2010........................................................  $  2,000
      Proportional reduction percentage ($2,000/$100,000) .                                      .02
      Proportional reduction to the Guaranteed Minimum Scheduled Payment (.02 x $15,000) .  $    300
      New Guaranteed Minimum Scheduled Payment............................................  $ 14,700

The example next shows how the same $2,000 Unscheduled Payment taken in the later years of the rider results in a $3,000 proportional reduction of the Guaranteed Minimum Scheduled Payment which is more than the actual Unscheduled Payment amount.



      Reserve Value 1/1/2010..............................................................  $10,000
      Guaranteed Minimum Scheduled Payment................................................  $15,000
      Unscheduled Payment 1/2/2010........................................................  $ 2,000
      Proportional reduction percentage ($2,000/$10,000) .                                      .20
      Proportional reduction to the Guaranteed Minimum Scheduled Payment (.20 x $15,000) .  $ 3,000
      New Guaranteed Minimum Scheduled Payment ($15,000 - $3,000) .                         $12,000

Please note that any Unscheduled Payments may significantly reduce your future Scheduled Payments, Guaranteed Minimum Scheduled Payment, as well as your Reserve Value, so carefully consider this before deciding to take an Unscheduled Payment.

If the Unscheduled Payment is taken during the first seven Rider Years an Unscheduled Payment charge is assessed on the amount of the Unscheduled Payment that exceeds the 10% free amount per Rider Year. Unscheduled Payments of up to 10% of the then current Reserve Value may be taken each Rider Year without charge, as long as the then current Reserve Value is greater than zero. The Unscheduled Payment charge is assessed against Unscheduled Payments in excess of 10% of the then current Reserve Value in a Rider Year. Unscheduled Payments that do not exceed on a cumulative basis more than 10% of the then current Reserve Value each year are not subject to an Unscheduled Payment charge. If an Unscheduled Payment is subject to an Unscheduled Payment charge the charge will be deducted from the Unscheduled Payment so that you will receive less than the amount requested. If the annuitant or secondary life is diagnosed with a terminal illness or confined to an extended care facility after the first Rider Year, then no Unscheduled Payment charges are assessed on any Unscheduled Payment. The Unscheduled Payment charge is also waived upon payment of a death benefit as described below. See Charges and Other Deductions - Charges for Lincoln SmartIncomeSM Inflation for a schedule of Unscheduled Payment charges.

The following example demonstrates the Unscheduled Payment charge for an Unscheduled Payment taken in the third Rider Year and the impact to Scheduled Payments and the Guaranteed Minimum Scheduled Payment:

Guaranteed Minimum Scheduled Payment for calendar year 2010...............................  $    4,800
Annual Scheduled Payment for calendar year 2010 paid 1/1/2010.............................  $    5,000
Reserve Value 1/1/2010 before Scheduled Payment...........................................  $  515,000
Reserve Value 1/2/2010 after Scheduled Payment ($515,000 - $5,000) .                        $  510,000
Unscheduled Payment charge percent........................................................           7%
Then current Reserve Value before Unscheduled Payment on 1/15/2010........................  $  510,000
Free amount on 1/15/2010 (10% x $510,000) .                                                 $   51,000
Unscheduled Payment 1/15/2010.............................................................  $   10,000
[since Unscheduled Payment is within the 10% free amount ($10,000 < = $51,000) there is no Unscheduled Payment
 charge]..................................................................................
Reserve Value 1/15/2010 after Unscheduled Payment ($510,000 - $10,000) .                    $  500,000
Proportional reduction percentage due to Unscheduled Payment ($10,000/$510,000) .              1.96078%
Scheduled Payment after proportional reduction for Unscheduled Payment [$5,000 - ($5,000    $    4,902
  x .0196078)] .
Guaranteed Scheduled Payment after proportional reduction [$4,800 - ($4,800 x .0196078)] .  $    4,706
Then current Reserve Value 2/1/2010 before second Unscheduled Payment.....................  $  500,000
2nd Unscheduled Payment 2/1/2010..........................................................  $   75,000
Free amount on 2/1/2010 (10% x $500,000) .                                                  $   50,000
Remaining free amount ($50,000 - $10,000 prior Unscheduled Payment) .                       $   40,000
Unscheduled Payment charge [($75,000 - $40,000) x .07] .                                    $    2,450
Unscheduled Payment paid (minus Unscheduled Payment charge ($75,000 - $2,450) .             $   72,550
Proportional reduction percentage due to Unscheduled Payment ($75,000/$500,000) .                   15%
Scheduled Payment after proportional reduction for Unscheduled Payment [$5,000 - ($5,000    $    4,250
  x .15)] .
Guaranteed Minimum Scheduled Payment after proportional reduction for Unscheduled Payment
[$4,800 - ($4,800 x
 .15)]....................................................................................  $    4,000
Reserve Value after 2/2/2010 Unscheduled Payment and Unscheduled Payment charge ($500,000   $  425,000
  - $75,000) .

If the deduction for an Unscheduled Payment, including any related Unscheduled Payment charge and premium taxes, reduces the Reserve Value to zero, Lincoln SmartIncomeSM Inflation will terminate.

Death of Contractowner, Annuitant or Secondary Life. On or after the Annuity Commencement Date, upon the death of the contractowner, annuitant or the secondary life a death benefit will be paid if there is a Reserve Value. The death benefit will be determined as of the date due proof of death is received by us. See Annuity Options-General Information.

The death benefit paid under Lincoln SmartIncomeSM Inflation will be the greater of:

     a. the current Reserve Value as of the date due proof of death is received by us; or

     b. the initial Reserve Value, less all Scheduled and Unscheduled Payments, less any Unscheduled Payment charges.

Following is an example of the calculation of a death benefit upon the death of the contractowner demonstrating the impact of a negative hypothetical CPI factor:





7/15/2009 Initial Reserve Value......................................  $100,000
1/10/2010 Reserve Value is adjusted due to negative CPI Value of -.10
 ($100,000 x .10 = $10,000 Adjustment)
 ($100,000 - $10,000 = $90,000 Reserve Value) .                        $ 90,000
2/1/2010 Scheduled Payment of $45,000 reduces the Reserve Value
 Reserve Value is reduced by the amount of the Scheduled Payment
 ($90,000 - $45,000 = $45,000) .                                       $ 45,000
8/6/2010 Death of a contractowner
 Death benefit is greater of
  a) current Reserve Value ($45,000); or
  b) initial Reserve Value minus Scheduled Payment
   ($100,000 - $45,000 = $55,000) .
8/5/2010 Death benefit paid..........................................  $ 55,000

If any contractowner (who is not the annuitant) dies while Lincoln SmartIncomeSM Inflation is in force, the holder of the rights of ownership (i.e. the beneficiary or successor owner) pursuant to the terms of the underlying contract may:

     1. Terminate the contract and receive the death benefit, if any, in a lump-sum; or

   2. Continue the contract in force and receive Scheduled Payments and Unscheduled Payments less any Unscheduled Payment charge until the later of (i) the Reserve Value being reduced to zero, or (ii) the death(s) of the annuitant and any secondary life.

If the annuitant dies (whether or not the annuitant is an owner) while Lincoln SmartIncomeSM Inflation is in force, the holder of the rights of ownership pursuant to the terms of the underlying contract may:

     1. Terminate the contract and receive the death benefit, if any, in a lump-sum; or

   2. Continue the contract in force and receive Scheduled Payments and Unscheduled Payments less any Unscheduled Payment charge until the later of (i) the Reserve Value being reduced to zero (this may result in a reduced final Scheduled Payment where the Reserve Value is less than the Scheduled Payment to reduce the Reserve Value to zero), or (ii) the death of any secondary life.

If the secondary life (who is not an owner) dies while Lincoln SmartIncomeSM Inflation is in force the holder of the rights of ownership pursuant to the terms of the underlying contract, may:

     1. Terminate the contract and receive the death benefit, if any in a lump-sum; or

   2. Continue the contract in force and receive Scheduled Payments and Unscheduled Payments, less Unscheduled Payment charge until the later of
     (i) the Reserve Value being reduced to zero (this may result in a reduced final Scheduled Payment where the Reserve Value is less than the Scheduled Payment to reduce the Reserve Value to zero), or (ii) the death of the annuitant.

Once you elect Lincoln SmartIncomeSM Inflation, any prior death benefit elections will terminate (other than any death benefit in effect under i4LIFE (Reg. TM) Advantage) and the Lincoln SmartIncomeSM Inflation death benefit will be in effect. If you have elected i4LIFE (Reg. TM) Advantage, the i4LIFE (Reg.
TM) Advantage death benefit will be in effect only on the portion of the contract value invested in i4LIFE (Reg. TM) Advantage.

If we were not notified of a death and we continue to make Scheduled or Unscheduled Payments after the date that Lincoln SmartIncomeSM Inflation should have been terminated, any such payments made are recoverable by us. The contractowner(s) or the holder of the rights of ownership will be liable to the Company for the amount of such payments made.

Termination. You may terminate the Lincoln SmartIncomeSM Inflation by taking an Unscheduled Payment that results in the Reserve Value being reduced to zero due to the deduction of the Unscheduled Payment and any related Unscheduled Payment charge and any premium taxes. Upon termination of the rider due to the deduction of an Unscheduled Payment, and any related Unscheduled Payment charge and any premium taxes, there will be no further Scheduled Payments made or received under the rider.

If the Reserve Value is reduced to zero and the sum of the Scheduled and Unscheduled Payments made, plus all Unscheduled Payment charges incurred, is less than the initial Reserve Value, we will pay the holder of the rights of ownership, the difference. The payment of the difference between the initial Reserve Value and the sum of all Scheduled and Unscheduled Payments made, plus charges incurred may occur under circumstances where changes in the CPI have been negative, thus resulting in a lowered Reserve Value.

The following example shows how negative changes to the CPI result in a payment of the difference between the initial Reserve Value and the sum of all Scheduled and Unscheduled Payments made plus incurred charges:





7/15/2009 Initial Reserve Value...........................................................  $100,000
1/10/2010 Reserve Value is adjusted due to negative CPI Value of -.10
 ($100,000 x .10 = $10,000 Adjustment)
 ($100,000 - $10,000 = $90,000 Reserve Value) .                                             $ 90,000
2/1/2010 Scheduled Payment of $45,000 reduces the Reserve Value
 Reserve Value is reduced by the amount of the Scheduled Payment ($90,000 - $45,000 =       $ 45,000
  $45,000) .
8/6/2010 Unscheduled Payment..............................................................  $ 45,000
Reserve Value.............................................................................  $      0
Reserve Value is reduced to zero which results in termination of the rider
 Initial Reserve Value is greater than payments received
 [$100,000 > ($45,000 + $45,000) = $90,000] .
Final payment made to holder of rights of ownership.......................................  $ 10,000

General Information

Any previously selected death benefit in effect before the Annuity Commencement Date will no longer be available on and after the Annuity Commencement Date. You may change the Annuity Commencement Date, change the annuity option or change the allocation of the investment among subaccounts up to 30 days before the scheduled Annuity Commencement Date, upon written notice to the Home Office. You must give us at least 30 days notice before the date on which you want payouts to begin.

Unless you select another option, the contract automatically provides for a life annuity with annuity payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the annuitant's death (or surviving annuitant's death in case of joint life annuity) will be paid to you or your beneficiary as payouts become due after we are in receipt of:
 o proof, satisfactory to us, of the death;
 o written authorization for payment; and
 o all claim forms, fully completed.


Variable Annuity Payouts

Variable annuity payouts will be determined using:
 o The contract value on the Annuity Commencement Date, less any applicable premium taxes;
 o The annuity tables contained in the contract;
 o The annuity option selected; and
 o The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of annuity units equal to the first periodic payout divided by the annuity unit value; and

3. Calculate the value of the annuity units each period thereafter.

Annuity payouts assume an investment return of 3%, 4%, 5% or 6% per year, as applied to the applicable mortality table. Some of these assumed interest rates may not be available in your state; therefore; please check with your investment representative. You may choose your assumed interest rate at the time you elect a variable annuity payout on the administrative form provided by us. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.


Fixed Side of the Contract

Purchase payments and contract value allocated to the fixed side of the contract become part of our general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the Indiana Department of Insurance as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, we have not registered interests in the general account as a security under the Securities Act of 1933 and have not registered the general account as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

We guarantee an annual effective interest rate of not less than 1.50% per year on amounts held in a fixed account. Any amount surrendered, withdrawn from or transferred out of a fixed account prior to the expiration of the guaranteed period is subject to the Interest Adjustment and other charges (see Interest Adjustment and Charges and Other Deductions). This may reduce your value upon surrender, withdrawal or transfer, but will not reduce the amount below the value it would have had if 1.50% (or the guaranteed minimum interest rate for your contract) interest had been credited to the fixed account. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting purchase payments or transfers into the fixed side of the contract at any time. Older versions of the contract may not provide for Guaranteed Periods or an Interest Adjustment (below).

ANY INTEREST IN EXCESS OF 1.50% (OR THE GUARANTEED MINIMUM INTEREST RATE STATED IN YOUR CONTRACT) WILL BE DECLARED IN ADVANCE AT OUR SOLE DISCRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF THE MINIMUM INTEREST RATE WILL BE DECLARED.


Guaranteed Periods

The fixed account is divided into separate Guaranteed Periods which credit guaranteed interest.

You may allocate purchase payments to one or more Guaranteed Periods of 1 to 10 years. We may add Guaranteed Periods or discontinue accepting purchase payments into one or more Guaranteed Periods at any time. The minimum amount of any purchase payment that can be allocated to a Guaranteed Period is $2,000. Each purchase payment allocated to the fixed account will start its own Guaranteed Period and will earn a guaranteed interest rate. The duration of the Guaranteed Period affects the guaranteed interest rate of the fixed account. A Guaranteed Period ends on the date after the number of calendar years in the Guaranteed Period. Interest will be credited daily at a guaranteed rate that is equal to the effective annual rate determined on the first day of the Guaranteed Period. Amounts surrendered, transferred or withdrawn prior to the end of the Guaranteed Period will be subject to the Interest Adjustment. Each Guaranteed Period purchase payment will be treated separately for purposes of determining any applicable Interest Adjustment. Any amount withdrawn from a Guaranteed Period may be subject to any applicable surrender charges, account fees and premium taxes.

You may transfer amounts from the fixed account to the variable subaccount(s) subject to the following restrictions:
 o fixed account transfers are limited to 25% of the value of that fixed account in any 12-month period; and
 o the minimum amount that can be transferred is $300 or, if less, the amount in the fixed account.

Because of these restrictions, it may take several years to transfer amounts from the fixed account to the variable subaccounts. You should carefully consider whether the fixed account meets your investment criteria. Any amount withdrawn from the fixed account may be subject to any applicable surrender charges, account fees and premium taxes.

We will notify the contractowner in writing at least 30 days prior to the expiration date for any Guaranteed Period amount. A new Guaranteed Period of the same duration as the previous Guaranteed Period will begin automatically at the end of the previous Guaranteed Period, unless we receive, prior to the end of a Guaranteed Period, a written election by the contractowner. The written election may request the transfer of the Guaranteed Period amount to a different fixed account or to a variable subaccount from among those being offered by us. Transfers of any Guaranteed Period amount which become effective upon the date of expiration of the applicable Guaranteed Period are not subject to the limitation of twelve transfers per contract year or the additional fixed account transfer restrictions.


Interest Adjustment

Any surrender, withdrawal or transfer of a Guaranteed Period amount before the end of the Guaranteed Period (other than dollar cost averaging, or Regular Income Payments under i4LIFE (Reg. TM) Advantage) will be subject to the Interest Adjustment. A surrender, withdrawal or transfer effective upon the expiration date of the guaranteed period will not be subject to the Interest Adjustment. The Interest Adjustment will be applied to the amount being surrendered, withdrawn or transferred. The Interest Adjustment will be applied after the deduction of any applicable account fees. Any transfer, withdrawal, or surrender of contract value from the fixed account will be increased or decreased by an Interest Adjustment, unless the transfer, withdrawal or surrender is effective:
 o during the free look period (See Return Privilege)
 o on the expiration date of a Guaranteed Period
 o as a result of the death of the contractowner or annuitant
 o subsequent to the diagnosis of a terminal illness of the contractowner. Diagnosis of the terminal illness must be after the contract date and result in a life expectancy of less than one year, as determined by a qualified professional medical practitioner.
 o subsequent to the admittance of the contractowner into an accredited nursing home or equivalent health care facility. Admittance into such facility must be after the effective date of the contract and continue for 90 consecutive days prior to the surrender or withdrawal.
 o subsequent to the permanent and total disability of the contractowner if such disability begins after the effective date of the contract and prior to the 65th birthday of the contractowner.
 o upon annuitization of the contract.

These provisions may not be applicable to your contract or available in your state. Please check with your investment representative regarding the availability of these provisions.

In general, the Interest Adjustment reflects the relationship between the yield rate in effect at the time a purchase payment is allocated to a fixed subaccount's Guaranteed Period under the contract and the yield rate in effect at the time of the purchase payment's surrender, withdrawal or transfer. It also reflects the time remaining in the Guaranteed Period. If the yield rate at the time of the surrender, withdrawal or transfer is lower than the yield rate at the time the purchase payment was allocated, then the application of the Interest Adjustment will generally result in a higher payment at the time of the surrender, withdrawal or transfer. Similarly, if the yield rate at the time of surrender, withdrawal or transfer is higher than the yield rate at the time of the allocation of the purchase payment, then the application of the Interest Adjustment will generally result in a lower payment at the time of the surrender, withdrawal or transfer. The yield rate is published by the Federal Reserve Board.


The Interest Adjustment is calculated by multiplying the transaction amount by:


    (1+A)n
------------
             -1
  (1+B+K )n




where:
A   =
B   =
n   =



whe e:
A   yield rate for a U.S. Treasury security with time to maturity equal to the subaccount's Guaranteed Period, determined at the beginning of the Guaranteed Period.
B   yield rate for a U.S. Treasury security with time to maturity equal to the time remaining in the Guaranteed Period if greater
    than one year, determined at the time of surrender, withdrawal or transfer. For remaining periods of one year or less, the yield rate for a one year U.S. Treasury security is used.
    K = a 0.25% adjustment (unless otherwise limited by applicable state law). This adjustment builds into the formula a factor representing direct and indirect costs to us associated with liquidating general account assets in order to satisfy surrender requests. This adjustment of 0.25% has been added to the denominator of the formula because it is anticipated that a substantial portion of applicable general account portfolio assets will be in relatively illiquid securities. Thus, in
    addition to direct transaction costs, if such securities must be sold (e.g., because of surrenders), the market price may be
    lower. Accordingly, even if interest rates decline, there will not be a positive adjustment until this factor is overcome,
    and
    then any adjustment will be lower than otherwise, to compensate for this factor. Similarly, if interest rates rise, any negative adjustment will be greater than otherwise, to compensate for this factor. If interest rates stay the same, there will
    be no Interest Adjustment.
n   The number of years remaining in the Guaranteed Period (e.g., 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years).
    Straight-Line interpolation is used for periods to maturity not quoted.



See the SAI for examples of the application of the Interest Adjustment.



Small Contract Surrenders

We may surrender your contract, in accordance with the laws of your state if:
 o your contract value drops below certain state specified minimum amounts ($1,000 or less) for any reason, including if your contract value decreases due to the performance of the subaccounts you selected;
 o no purchase payments have been received for two (2) full, consecutive contract years; and
 o the annuity benefit at the Annuity Commencement Date would be less than $20.00 per month (these requirements may differ in some states).

At least 60 days before we surrender your contract, we will send you a letter at your last address we have on file, to inform you that your contract will be surrendered. You will have the opportunity to make additional purchase payments to bring your contract value above the minimum level to avoid surrender. If we surrender your contract, we will not assess any surrender charge. We will not surrender your contract if you are receiving guaranteed payments from us under one of the Living Benefit riders.


Delay of Payments

Contract proceeds from the VAA will be paid within seven days, except:
 o when the NYSE is closed (other than weekends and holidays);
 o times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or
 o when the SEC so orders to protect contractowners.

If, pursuant to SEC rules, an underlying money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we will delay payment of any transfer, partial withdrawal, surrender, loan, or death benefit from the money market sub-account until the fund is liquidated. Payment of contract proceeds from the fixed account may be delayed for up to six months.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a purchase payment and/or deny payment of a request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about a contractowner's account to government regulators.


Reinvestment Privilege

You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, and we will recredit that portion of the surrender/withdrawal charges attributable to the amount returned.

This election must be made by your written authorization to us on an approved Lincoln reinvestment form and received in our Home Office within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this prospectus. In the case of a qualified retirement plan, a representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this prospectus are designed. The number of accumulation units which will be credited when the proceeds are reinvested will be based on the value of the accumulation unit(s) on the next valuation date. This computation will occur following receipt of the proceeds and request for reinvestment at the Home Office. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions (and a Form 1099 may be issued, if applicable). Any taxable distribution that is reinvested may still be reported as taxable. You should consult a tax adviser before you request a surrender/withdrawal or subsequent reinvestment purchase.


Amendment of Contract

We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state's insurance department (if required).



Distribution of the Contracts
Lincoln Financial Distributors, Inc. ("LFD") serves as Principal Underwriter of this contract. LFD is affiliated with Lincoln Life and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA. The Principal Underwriter has entered into selling agreements with broker-dealers that are unaffiliated with us. While the Principal Underwriter has the legal authority to make payments to broker-dealers which have entered into selling agreements, we will make such payments on behalf of the Principal Underwriter in compliance with appropriate regulations. We also pay on behalf of LFD certain of its operating expenses related to the distribution of this and other of our contracts. The Principal Underwriter may also offer "non-cash compensation", as defined under FINRA's rules, which includes among other things, merchandise, gifts and prizes, office space and equipment, seminars and travel expenses. The following paragraphs describe how payments are made by us and the Principal Underwriter to various parties.

Compensation Paid to Unaffiliated Selling Firms. The Principal Underwriter pays commissions to all Selling Firms. The maximum commission the Principal Underwriter pays to Selling Firms is 7.50% of purchase payments. Some Selling Firms may elect to receive a lower commission when a purchase payment is made along with an earlier quarterly payment based on contract value for so long as the contract remains in effect. Upon annuitization, the maximum commission the Principal Underwriter pays to Selling Firms is 7.50% of annuitized value and/or ongoing annual compensation of up to 1.15% of annuity value or statutory reserves. LFD also acts as wholesaler of the contracts and performs certain marketing and other functions in support of the distribution and servicing of the contracts.

LFD may pay certain Selling Firms or their affiliates additional amounts for, among other things: (1) "preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the contracts; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; (5) and inclusion in the financial products the Selling Firm offers. Lincoln Life may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the contracts, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the contracts. LFD, as wholesaler, may make bonus payments to certain Selling Firms based on aggregate sales of our variable insurance contracts (including the contracts) or persistency standards. These additional payments are not offered to all Selling Firms, and the terms of any particular agreement governing the payments may vary among Selling Firms.

These additional types of compensation are not offered to all Selling Firms. The terms of any particular agreement governing compensation may vary among Selling Firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide Selling Firms and/or their registered representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which a Selling Firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. Additional information relating to compensation paid in 2011 is contained in the Statement of Additional Information (SAI).

Compensation Paid to Other Parties. Depending on the particular selling arrangements, there may be others whom LFD compensates for the distribution activities. For example, LFD may compensate certain "wholesalers", who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the contracts. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the contracts, and which may be affiliated with those broker-dealers. A marketing expense allowance is paid to American Funds Distributors (AFD) in consideration of the marketing assistance AFD provides to LFD. This allowance, which ranges from 0.10% to 0.16% is based on the amount of purchase payments initially allocated to the

American Funds Insurance Series underlying the variable annuity. Commissions and other incentives or payments described above are not charged directly to contract owners or the Separate Account. All compensation is paid from our resources, which include fees and charges imposed on your contract.


Contractowner Questions

The obligations to purchasers under the contracts are those of Lincoln Life. This prospectus provides a general description of the material features of the contract. Contracts, endorsements and riders may vary as required by state law. Questions about your contract should be directed to us at 1-888-868-2583.



Federal Tax Matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules found in the Internal Revenue Code ("Code"), Treasury Regulations and applicable IRS guidance to your individual situation.


Nonqualified Annuities

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the Code. We may not offer nonqualified annuities for all of our annuity products.


Tax Deferral On Earnings

Under the Code, you are generally not subject to tax on any increase in your contract value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:
 o An individual must own the contract (or the Code must treat the contract as owned by an individual).
 o The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.
 o Your right to choose particular investments for a contract must be limited.
 o The Annuity Commencement Date must not occur near the end of the annuitant's life expectancy.


Contracts Not Owned By An Individual

If a contract is owned by an entity (rather than an individual) the Code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earnings, bonus credits and persistency credits, if applicable, are contracts issued to a corporation or a trust. Some exceptions to the rule are:
 o Contracts in which the named owner is a trust or other entity that holds the contract as an agent for an individual; however, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees;
 o Immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase and substantially equal periodic payments are made, not less frequently than annually, during the annuity payout period;
 o Contracts acquired by an estate of a decedent;
 o Certain qualified contracts;
 o Contracts purchased by employers upon the termination of certain qualified plans; and
 o Certain contracts used in connection with structured settlement agreements.


Investments In The VAA Must Be Diversified

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."

Restrictions

The Code limits your right to choose particular investments for the contract. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, bonus credits, persistency credits and gains, if applicable, from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent in an attempt to prevent you from being considered as the owner of the assets of the VAA for purposes of the Code, you as the owner of the assets of the VAA.


Loss Of Interest Deduction

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses.


Age At Which Annuity Payouts Begin

The Code does not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's purchase payments, bonus credits, persistency credits and earnings. If annuity payouts under the contract begin or are scheduled to begin on a date past the annuitant's 85th birthday, it is possible that the contract will not be treated as an annuity for purposes of the Code. In that event, you would be currently taxed on the excess of the contract value over the purchase payments of the contract.


Tax Treatment Of Payments

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity under the Code and that any increase in your contract value will not be taxed until there is a distribution from your contract.


Taxation Of Withdrawals And Surrenders

You will pay tax on withdrawals to the extent your contract value exceeds your purchase payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your purchase payments. In certain circumstances, your purchase payments are reduced by amounts received from your contract that were not included in income. Surrender and reinstatement of your contract will generally be taxed as a withdrawal. If your contract has a Living Benefit rider, and if the guaranteed amount under that rider immediately before a withdrawal exceeds your contract value, the Code may require that you include those additional amounts in your income. Please consult your tax adviser.


Taxation Of Annuity Payouts, Including Regular Income Payments

The Code imposes tax on a portion of each annuity payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your purchase payments in the contract. We will notify you annually of the taxable amount of your annuity payout. Once you have recovered the total amount of the purchase payment in the contract, you will pay tax on the full amount of your annuity payouts. If annuity payouts end because of the annuitant's death and before the total amount in the contract has been distributed, the amount not received will generally be deductible. If withdrawals, other than Regular Income Payments, are taken from i4LIFE (Reg. TM) Advantage during the Access Period, they are taxed subject to an exclusion ratio that is determined based on the amount of the payment.

Taxation Of Deductions For Lincoln Long-Term CareSM Advantage Rider Charges

The Lincoln Long-Term CareSM Advantage rider ("LTC Rider") is a Qualified Long-Term Care Insurance Contract under section 7702B(b) of the Code. As described in the LTC Rider supplement, the LTC Rider charge is deducted from the contract value on a quarterly basis. For tax years beginning after December 31, 2009, the deductions from the contract value to pay LTC Rider charges will not be reported as taxable distributions from the variable annuity contract and such deductions will reduce your basis in the contract. The deductions from the contract value will reduce the contract value, but not below zero.
Taxation Of Amounts Paid As Long-Term Care Benefits

If your contract includes the LTC Rider (discussed in greater detail in the LTC Rider supplement), distributions from your contract that are made under the terms of the LTC Rider will not be treated as taxable income to you as long as such benefits do not exceed the greater of (i) the expenses that you actually incur for covered services, or (ii) a maximum per diem, or daily, dollar amount determined by the IRS. All payments that you receive under all Qualified Long-Term Care Insurance Contracts, as well as any payments under an accelerated benefit rider made to you if you are chronically ill, are included in determining whether the benefit limits have been exceeded and reduce your basis in the contract. These payments may also reduce the basis in your annuity contract.

Taxation Of Death Benefits

We may distribute amounts from your contract because of the death of a contractowner or an annuitant. The tax treatment of these amounts depends on whether you or the annuitant dies before or after the Annuity Commencement Date.

Death prior to the Annuity Commencement Date:
 o If the beneficiary receives death benefits under an annuity payout option, they are taxed in the same manner as annuity payouts.
 o If the beneficiary does not receive death benefits under an annuity payout option, they are taxed in the same manner as a withdrawal.

Death after the Annuity Commencement Date:
 o If death benefits are received in accordance with the existing annuity payout option, they are excludible from income if they do not exceed the purchase payments not yet distributed from the contract. All annuity payouts in excess of the purchase payments not previously received are includible in income.
 o If death benefits are received in a lump sum, the Code imposes tax on the amount of death benefits which exceeds the amount of purchase payments not previously received.


Penalty Taxes Payable On Withdrawals, Surrenders, Or Annuity Payouts

The Code may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or annuity payouts that:
 o you receive on or after you reach 591/2,
 o you receive because you became disabled (as defined in the Code),
 o you receive from an immediate annuity,
 o a beneficiary receives on or after your death, or
 o you receive as a series of substantially equal periodic payments based on your life or life expectancy (non-natural owners holding as agent for an individual do not qualify).


Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income", or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of distributions that you take from your annuity contract. The tax is effected for tax years after December 31, 2012. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.


Special Rules If You Own More Than One Annuity Contract

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an annuity payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an annuity payout that you must include in income and the amount that might be subject to the penalty tax described previously.


Loans and Assignments

Except for certain qualified contracts, the Code treats any amount received as a loan under your contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your contract value, as a withdrawal of such amount or portion.


Gifting A Contract

If you transfer ownership of your contract to a person other than to your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your contract value to the extent it exceeds your purchase payments not previously received. The new owner's purchase payments in the contract would then be increased to reflect the amount included in income.


Charges for Additional Benefits

Your contract automatically includes a basic death benefit and may include other optional riders. Certain enhancements to the basic death benefit may also be available to you. The cost of the basic death benefit and any additional benefit are deducted from your contract. It is possible that the tax law may treat all or a portion of the death benefit and other optional rider charges, if any, as a contract withdrawal.

Qualified Retirement Plans

We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the Code. Contracts issued to or in connection with a qualified retirement plan are called "qualified contracts." We issue contracts for use with various types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this prospectus does not attempt to provide more than general information about the use of the contract with the various types of qualified plans. Persons planning to use the contract in connection with a qualified plan should obtain advice from a competent tax adviser.


Types of Qualified Contracts and Terms of Contracts

Qualified plans may include the following:
 o Individual Retirement Accounts and Annuities ("Traditional IRAs")
 o Roth IRAs
 o Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")
 o SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)
 o 401(a) plans (qualified corporate employee pension and profit-sharing plans)
 o 403(a) plans (qualified annuity plans)
 o 403(b) plans (public school system and tax-exempt organization annuity plans)
 o H.R. 10 or Keogh Plans (self-employed individual plans)
 o 457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)
 o Roth 403(b) plans

Beginning January 1, 2012, our individual variable annuity products will no longer be available for use in connection with qualified plan accounts described in the lists above, with the exception of Traditional IRA, SEP IRA and Roth IRA arrangements or Plans.

We will amend contracts to be used with a qualified plan as generally necessary to conform to the Code's requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we consent.

Pursuant to new tax regulations, starting September 24, 2007, the contract is not available for purchase under a 403(b) plan and since July 31, 2008, we do not accept additional premiums or transfers to existing 403(b) contracts. Also, we now are generally required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer processing payments you request until all information required under the Code has been received. By requesting a surrender, loan or transfer, you consent to the sharing of confidential information about you, your contract, and transactions under the contract and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.


Tax Treatment of Qualified Contracts

The Federal income tax rules applicable to qualified plans and qualified contracts vary with the type of plan and contract. For example:
 o Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensation.
 o Minimum annual distributions are required under most qualified plans once you reach a certain age, typically age 701/2, as described below.
 o Loans are allowed under certain types of qualified plans, but Federal income tax rules prohibit loans under other types of qualified plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan's duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.


Tax Treatment of Payments

The Federal income tax rules generally include distributions from a qualified contract in the participant's income as ordinary income. These taxable distributions will include purchase payments that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for purchase payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Required Minimum Distributions

Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by the later of age 701/2 or retirement. You are required to take distributions from your traditional IRAs beginning in the year you reach age 701/2. If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

The IRS regulations applicable to required minimum distributions include a rule that may impact the distribution method you have chosen and the amount of your distributions. Under these regulations, the presence of an enhanced death benefit, or other benefit which could provide additional value to your contract, may require you to take additional distributions. An enhanced death benefit is any death benefit that has the potential to pay more than the contract value or a return of purchase payments. Annuity contracts inside Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax adviser regarding any tax ramifications.


Federal Penalty Taxes Payable on Distributions

The Code may impose a 10% penalty tax on a distribution from a qualified contract that must be included in income. The Code does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender, or annuity payout:
 o received on or after the annuitant reaches 591/2,
 o received on or after the annuitant's death or because of the annuitant's disability (as defined in the Code),
 o received as a series of substantially equal periodic payments based on the annuitant's life (or life expectancy), or
 o received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.


Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income", or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Distributions that you take from your contract are not included in the calculation of unearned income because your contract is qualified plan contract. However, the amount of any such distribution is included in determining whether you exceed the modified adjusted gross income threshold. The tax is effective for tax years after December 31, 2012. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.


Transfers and Direct Rollovers

As a result of Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b) non-governmental tax-exempt plans. The Pension Protection Act of 2006 (PPA) permits direct conversions from certain qualified, 403(b) or 457(b) plans to Roth IRAs (effective for distributions after 2007). There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice explaining tax withholding requirements (see Federal Income Tax Withholding). We are not required to send you such notice for your IRA. You should always consult your tax adviser before you move or attempt to move any funds.


Death Benefit and IRAs

Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the death benefit from being provided under the contract when we issue the contract as a Traditional or Roth IRA. However, the law is unclear and it is possible that the presence of the death benefit under a contract issued as a Traditional or Roth IRA could result in increased taxes to you. Certain death benefit options may not be available for all of our products.


Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or annuity payout is requested, we will give you an explanation of the withholding requirements.

Certain payments from your contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts. The IRS requires that tax be withheld, even if you have requested otherwise. Such tax withholding requirements are generally applicable to 401(a), 403(a) or
(b), HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.


Our Tax Status

Under the Code, we are not required to pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any Federal income tax liability on the income and gains earned by the VAA. However, the Company does expect, to the extent permitted under the Code, to claim the benefit of the foreign tax credit as the owner of the assets of the VAA. Therefore, we do not impose a charge for Federal income taxes. If there are any changes in the Code that require us to pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.


Changes in the Law

The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.



Additional Information

Voting Rights
As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of contractowners who have interests in any subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a "quorum"), and the percentage of such shares present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the VAA are owned by us, and because under the 1940 Act we will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each contractowner provide their voting instructions to us. Even though contractowners may choose not to provide voting instruction, the shares of a fund to which such contractowners would have been entitled to provide voting instruction will, subject to fair representation requirements, be voted by us in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of contractowners could determine the outcome of matters subject to shareholder vote. All shares voted by us will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, we will provide or make available to each person having a voting interest in a subaccount proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln Life may vote fund shares. See Investments of the Variable Annuity Account - Fund Shares.


Return Privilege

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to The Lincoln National Life Insurance Company at PO Box 2348, Fort Wayne, IN 46801-2348. A contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the contract value as of the valuation date on which we receive the cancellation request, plus any premium taxes which had been deducted. No surrender charges or Interest Adjustment will apply. A purchaser who participates in the VAA is subject to the risk of a market loss on the contract value during the free-look period.

For contracts written in those states whose laws require that we assume this market risk during the free-look period, a contract may be canceled, subject to the conditions explained before, except that we will return the greater of the purchase payment(s) or contract value as of the valuation date we receive the cancellation request, plus any premium taxes that had been deducted. IRA purchasers will also receive the greater of purchase payments or contract value as of the valuation date on which we receive the cancellation request.

State Regulation

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana Commissioner of Insurance. Our books and accounts are subject to review and examination by the Indiana Department of Insurance at all times. A full examination of our operations is conducted by that Department at least every five years.


Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Home Office, at least semi-annually after the first contract year, reports containing information required by that Act or any other applicable law or regulation.


Other Information

You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the Internet Service Center, or contacting us. To learn more about this service, please log on to www.LincolnFinancial.com, select service centers and continue on through the Internet Service Center.


Legal Proceedings

In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to the Company's operating results for any particular reporting period.

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Contents of the Statement of Additional Information (SAI) for Lincoln Life Variable Annuity Account N


Item
Special Terms
Services
Principal Underwriter
Purchase of Securities Being Offered
Interest Adjustment Example
Annuity Payouts
Examples of Regular Income Payment
Calculations
Determination of Accumulation and Annuity Unit
Value
Capital Markets
Advertising & Ratings
More About the S&P Index
Additional Services
Other Information
Financial Statements

For a free copy of the SAI complete the form below:










                Statement of Additional Information Request Card
                     Lincoln ChoicePlus AssuranceSM Series
                    Lincoln Life Variable Annuity Account N









   .
Please send me a free copy of the current Statement of Additional Information for Lincoln Life Variable Annuity Account N Lincoln ChoicePlus AssuranceSM Series.


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Mail to The Lincoln National Life Insurance Company, PO Box 2348, Fort Wayne, IN 46801-2348.

Appendix A - Overview of Living Benefit Riders

Overview of Living Benefit Riders
We offer a number of optional Living Benefit riders that, for an additional fee, offer certain guarantees, if certain conditions are met. These Living Benefit riders are described briefly below. Please see the more detailed description in the prospectus discussion for each rider, as well as the Charges and Other Deductions section of the prospectus, for important information on the costs, restrictions, and availability of each rider. Please consult your registered representative as to whether any Living Benefit rider is appropriate for you based on factors such as your investment objectives, risk tolerance, liquidity needs, and time horizon. Not all riders or features are available in all states or with your contract. Please consult your registered representative for the availability of any particular rider.



                Lincoln SmartSecurity (Reg. TM) Advan-         Lincoln Lifetime IncomeSM
                                 tage                                Advantage 2.0
1. Overview   Designed to guarantee that if you         Designed to guarantee that if you
              make your first withdrawal on or          make your first withdrawal on or
              after the date you reach age 65,          after the date you reach age 55 you
              you are guaranteed income for             are guaranteed income for your life
              your life (and your spouse's, under       (and your spouse's, under joint life
              joint life version), even after the       version). Also includes age-based
              entire amount of purchase                 increases to the withdrawal
              payments has been returned to you         amount.
              through periodic withdrawals. If
              lifetime withdrawals are not in
              effect, you may make periodic
              withdrawals of the Guaranteed
              Amount.



                                                      4LATER (Reg. TM) Advantage Protected
                    i4LIFE (Reg. TM) Advantage                       Funds
1. Overview   Designed to provide an income       Designed to guarantee today a
              program that combines variable      future minimum payout floor for
              lifetime income payments and a      i4LIFE (Reg. TM) Advantage Regular Income
              death benefit with the ability to   Payments, regardless of
              make withdrawals during an          investment performance, by
              Access Period.                      providing an Income Base during
                                                  the accumulation period that can
                                                  be used to establish in the future a
                                                  Guaranteed Income Benefit with
                                                  i4LIFE (Reg. TM) Advantage.



               1) i4LIFE (Reg. TM) Advantage Guaranteed
              Income Benefit (Version 4)
1. Overview   Designed to use the Account
              Value1 established under i4LIFE (Reg. TM)
              Advantage (if i4LIFE (Reg. TM) Advantage
              Guaranteed Income Benefit is
              elected) or the greater of the
              Income Base or Account Value
              under Lincoln Lifetime IncomeSM
              Advantage 2.0 or 4LATER (Reg. TM)
              Advantage Protected Funds to
              provide a minimum payout floor
              for i4LIFE (Reg. TM) Advantage Regular
              Income Payments, regardless of
              investment performance.

              1 Can instead use the remaining
              Guaranteed Amount under Lincoln
              SmartSecurity (Reg. TM) Advantage

                              Lincoln SmartSecurity (Reg. TM) Advan-        Lincoln Lifetime IncomeSM
                                              tage                               Advantage 2.0
2. Current Fee              0.65% (single life) or 0.80% (joint      Single life option 1.05% of Income
                            life) of Guaranteed Amount               Base

                                                                     Joint life option 1.25% of Income
                                                                     Base
3. Guaranteed Maximum Fee   1.50% of Guaranteed Amount               2.00% of Income Base
4. Withdrawals Permitted    Yes - 5% annually                        Yes - withdrawal rate varies based
                                                                     on age at purchase, and if Lincoln
                            Excess Withdrawals may                   Lifetime IncomeSM Advantage 2.0
                            significantly reduce guaranteed          Protected Funds is chosen.
                            payments.
                                                                     Excess Withdrawals may
                                                                     significantly reduce guaranteed
                                                                     payments.
5. Payments for Life        Yes (if conditions are met)              Yes (if conditions are met)



                                                                     4LATER (Reg. TM) Advantage Protected
                                  i4LIFE (Reg. TM) Advantage                        Funds
2. Current Fee              Varies based on product and death    1.05% (single life) or 1.25% (joint
                            benefit option (assessed as a % of   life) of Income Base for 4LATER (Reg. TM)
                            Account Value, and only during       Advantage Protected Funds.
                            annuity payout phase)
3. Guaranteed Maximum Fee   Same as current fee                  2.00% of Income Base for
                                                                 4LATER (Reg. TM) Advantage Protected
                                                                 Funds
4. Withdrawals Permitted    Yes, during Access Period            Withdrawals may significantly
                                                                 reduce your Income Base.
5. Payments for Life        Yes (if conditions are met)          When you elect i4LIFE (Reg. TM)Advantage



                             1) i4LIFE (Reg. TM) Advantage Guaranteed
                            Income Benefit (Version 4)
2. Current Fee              0.65% added to the i4LIFE (Reg. TM)
                            Advantage charge (0.85% if joint
                            life option is chosen)

                            Assessed as a % of Account Value,
                            and only during annuity payout
                            phase

                            For purchasers of Lincoln Lifetime
                            IncomeSM Advantage 2.0 or
                            4LATER (Reg. TM) Advantage Protected
                            Funds, 1.05% (single life option)
                            or 1.25 (joint life option) which is
                            the total charge for i4LIFE (Reg. TM)
                            Advantage Guaranteed Income
                            Benefit initially (assessed as a % of
                            the Income Base or Account Value,
                            if greater). This charge is in
                            addition to the daily mortality and
                            expense risk and administrative
                            charge for your death benefit
                            option on your base contract.
3. Guaranteed Maximum Fee   1) 2.00% added to the i4LIFE (Reg. TM)
                            Advantage charge (assessed as a
                            % of Account Value, and only
                            during annuity payout phase)

                            2) 2.00% charge for i4LIFE (Reg. TM)
                            Advantage Guaranteed Income
                            Benefit for purchasers of Lincoln
                            Lifetime IncomeSM Advantage 2.0
                            and 4LATER (Reg. TM) Advantage Protected
                            Funds (assessed as a % of the
                            Income Base). This charge is in
                            addition to the daily mortality and
                            expense risk and administrative
                            charge for your death benefit
                            option on your base contract.
4. Withdrawals Permitted    Excess Withdrawals may
                            significantly reduce guaranteed
                            payments.
5. Payments for Life        Yes (if conditions are met)

                                   Lincoln SmartSecurity (Reg. TM) Advan-
                                                   tage
6. Potential Increases to        Additional Purchase Payments
Guaranteed Amount, Income
Base, or Guaranteed Income       Automatic Annual Step-Ups
Benefit (as applicable)          (if conditions are met)
7. Investment Requirements       Yes
8. Ability to Make Additional    Yes, after the first rider
Purchase Payments if             anniversary, if cumulative
Contract Value is greater than   payments are over $100,000 and
zero                             prior Home Office approval is
                                 provided
9. Ability to Cancel Rider       Yes, after 5 years following the
                                 later of rider effective date or
                                 contractowner-elected step-up
10. Nursing Home Benefit         No
11. May Elect Other Living       No
Benefit Riders



                                       Lincoln Lifetime IncomeSM
                                            Advantage 2.0                      i4LIFE (Reg. TM) Advantage
6. Potential Increases to        Additional Purchase Payments        N/A
Guaranteed Amount, Income
Base, or Guaranteed Income       5% Enhancements
Benefit (as applicable)
                                 Automatic Annual Step-Ups
                                 (if conditions are met)
7. Investment Requirements       Yes. Additional Investment          None
                                 Requirements for Lincoln Lifetime
                                 IncomeSM Advantage 2.0 Protected
                                 Funds.
8. Ability to Make Additional    Yes - may impact the charge         No (for non-qualified)
Purchase Payments if             (Cumulative purchase payments in
Contract Value is greater than   excess of $100,000 require Home     Yes, for qualified contracts, during
zero                             Office approval.)                   the Access Period, unless i4LIFE (Reg. TM)
                                                                     Advantage Guaranteed Income
                                                                     Benefit has been elected.
9. Ability to Cancel Rider       Yes, after 5 Years                  Qualified contracts may terminate
                                                                     the rider prior to the end of the
                                                                     Access Period.

                                                                     Non-qualified contracts may not
                                                                     terminate the rider.
10. Nursing Home Benefit         Yes                                 No
                                 (subject to state availability)
11. May Elect Other Living       No                                  Limited to Guaranteed Income
Benefit Riders                                                       Benefit



                                     4LATER (Reg. TM) Advantage Protected     1) i4LIFE (Reg. TM) Advantage Guaranteed
                                                    Funds                    Income Benefit (Version 4)
6. Potential Increases to        Additional Purchase Payments                Automatic Annual Step-Ups (if
Guaranteed Amount, Income                                                    conditions are met)
Base, or Guaranteed Income       5% Enhancements
Benefit (as applicable)
                                 Automatic Annual Step-Ups
                                 (if conditions are met)
7. Investment Requirements       Option 3. See Investment                    Yes. Different Investment
                                 Requirements section of                     Requirements apply for elections
                                 prospectus for more details                 of Lincoln Lifetime IncomeSM
                                                                             Advantage 2.0 Protected Funds,
                                 Additional Investment                       4LATER (Reg. TM) Advantage Protected
                                 Requirements for 4LATER (Reg. TM)           Funds and i4LIFE (Reg. TM) Advantage
                                 Advantage Protected Funds                   Guaranteed Income Benefit
                                                                             Protected Funds.
8. Ability to Make Additional    Yes. 4LATER (Reg. TM) Advantage             No
Purchase Payments if             Protected Funds cumulative
Contract Value is greater than   purchase payments in excess of
zero                             $100,000 require Home Office
                                 approval.
9. Ability to Cancel Rider       Yes, after 5 years for 4LATER (Reg. TM)     Yes, at any time (termination of the
                                 Advantage Protected Funds.                  Guaranteed Income Benefit does
                                                                             not terminate i4LIFE (Reg. TM) Advantage)

                                                                             Yes, qualified contracts only, after
                                                                             5 years following the Lincoln
                                                                             Lifetime IncomeSM Advantage 2.0
                                                                             effective date for purchasers who
                                                                             elect i4LIFE (Reg. TM) Advantage
                                                                             Guaranteed Income Benefit.
                                                                             Termination applies to both
                                                                             i4LIFE (Reg. TM) Advantage and the
                                                                             Guaranteed Income Benefit.
10. Nursing Home Benefit         No                                          No
11. May Elect Other Living       No (prior to Periodic Income                Limited to i4LIFE (Reg. TM) Advantage
Benefit Riders                   Commencement Date)

                THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                  LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

                  Lincoln ChoicePlus Assurance(SM) Series

     Supplement dated _____, 2012 to the Prospectus dated _____, 2012

This Supplement to the prospectus for your Lincoln ChoicePlus Assurance(SM) prospectus describes a new optional rider - LINCOLN LONG-TERM CARE(SM) ADVANTAGE - available for purchase with your variable annuity contract.

As Americans continue to live longer, more and more individuals may become unable to care for themselves because of a chronic illness or cognitive impairment, such as Alzheimer's disease, at some point in their lives. Accordingly, there may be a time when you need to access money in your contract sooner than you may have anticipated to pay for long-term care. You also may need more money than you otherwise have available. To assist you in planning for such potential circumstances, we offer an optional rider available for purchase with your contract that provides you with a special type of insurance against these types of risks - it is called the LINCOLN LONG-TERM CARE(SM) ADVANTAGE RIDER (the "LTC Rider"). It provides monthly benefit payments ("Long-Term Care Benefits" or "LTC Benefits") in the event:
(1) you are "Chronically Ill," which means you are either unable to perform two out of six functional activities of daily living (such as feeding yourself, bathing, or dressing) or you suffer from a severe cognitive impairment that requires substantial supervision, and (2) you are receiving long-term care services that qualify for coverage under the LTC Rider ("Long-Term Care Services"). Long-Term Care Services include, but are not limited to, nursing home care, hospice care, adult day care, assisted living services, home health care and rehabilitative services.

IF YOU PURCHASE THE LTC RIDER, YOU MAY NOT MAKE ANY ADDITIONAL PURCHASE PAYMENTS MORE THAN 90 DAYS FROM THE CONTRACT DATE. ACCORDINGLY, YOU SHOULD PLAN ON MAKING ENOUGH PURCHASE PAYMENTS TO FUND YOUR ANTICIPATED NEEDS UNDER THE CONTRACT DURING THE FIRST 90 DAYS. EVEN THEN, THE LTC RIDER MAY NOT COVER ALL OF THE LONG-TERM CARE EXPENSES INCURRED BY YOU DURING THE PERIOD OF COVERAGE. ON THE OTHER HAND, YOU MAY NEVER NEED LONG-TERM CARE SERVICES OR, EVEN IF YOU DO, YOU MAY NEVER QUALIFY TO RECEIVE ANY OF THE BENEFITS PROVIDED UNDER THIS LTC RIDER EVEN THOUGH YOU HAVE PAID A CHARGE(S) FOR THE LTC RIDER.
 ACCORDINGLY, WE STRONGLY ADVISE YOU TO REVIEW CAREFULLY ALL CONTRACT AND RIDER LIMITATIONS.

THE LTC RIDER, IF PURCHASED, MUST BE ELECTED AT THE TIME YOU PURCHASE YOUR CONTRACT AND MAY NOT BE ADDED TO EXISTING CONTRACTS. WHILE THE LTC RIDER IS IN FORCE, YOU MAY NOT PURCHASE ANY OF THE LIVING BENEFIT RIDERS THAT WE OFFER. BY PURCHASING THE LTC RIDER, YOU WILL BE LIMITED IN HOW YOU MAY INVEST AND MAY INVEST ONLY PURSUANT TO INVESTMENT REQUIREMENTS - OPTION 3, AS DESCRIBED IN YOUR PROSPECTUS. PLEASE SEE THE "SUMMARY OF THE LTC RIDER - WHAT ARE THE RISKS ASSOCIATED WITH THE LTC RIDER?" FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH THE LTC RIDER.

This Supplement outlines the revisions and additions to your underlying prospectus necessary to describe the LTC Rider. The features and charges for this rider will vary in certain states. You should discuss the specific provisions applicable to your state with your registered representative. Your rider will contain the specific provisions applicable to you. All other provisions of your prospectus remain unchanged.

                            TABLE OF CONTENTS
EXPENSE TABLES                                                    4

SUMMARY OF THE LTC RIDER                                          8

ELIGIBILITY TO PURCHASE THE LTC RIDER                            14

     Eligibility Requirements                                    14
     Issuance Procedures                                         15
     Required Signature                                          15
     Limitations on Purchase Payments                            15
     Limitations on Purchasing Other Riders                      15
     Investment Restrictions                                     15

ELIGIBILITY TO RECEIVE LTC BENEFIT PAYMENTS                      15

   Establishing Initial Eligibility for LTC Benefits             16
     Written Assessment                                          16
     Plan of Care                                                17
     Exclusions and Limitations                                  17
     Deductible Period                                           17
     Requesting LTC Benefits                                     18
     Denial of LTC Benefits                                      18

   Establishing Continued Eligibility for LTC Benefits           18

   Verification of Continued Eligibility                         19

   Overpayment of LTC Benefits                                   20
     Choices Under the LTC Rider                                 21
     Roadmap of Important LTC Concepts                           21

   Acceleration Benefit Payments                                 23

   Extension Benefit Payments                                    24

   Maximum Monthly Level Benefit                                 25
     Special Considerations When Determining the Amount
      of Benefits to Request:                                    27

   Growth Benefit Option                                         27

   Maximum Monthly Growth Benefit                                29
     Special Considerations When Determining the Amount
      of Benefits to Request:                                    31

   Electing to Receive LTC Benefits Before the 5th Contract
    Anniversary                                                  31

WITHDRAWALS                                                      34

   Conforming Withdrawals                                        35

   Excess Withdrawals                                            35

LTC FIXED ACCOUNT                                                36

   Nonforfeiture Benefit                                         37

   Acceleration Benefit Charge                                   40

   Extension Benefit Charge                                      40

   Optional Nonforfeiture Benefit Charge                         41

   Contract Free Withdrawal Provision                            43

   Investment Requirements                                       43

   Federal Taxation                                              43

   Maturity Date                                                 44

   Misstatement of Age or Sex                                    45

   LTC Rider Return Privilege                                    45

   Monthly Statements                                            45

                                EXPENSE TABLES

                                     * * *

The following describes the charges for the LINCOLN LONG-TERM CARE(SM) Advantage Rider (the "LTC Rider" or "Rider"). These charges are in addition to the Contractowner Transaction Expenses and the Periodic Charges for the Base Contract that are set forth in the Expense Tables in your prospectus. For purposes of understanding the Expense Tables, you need to know that there are two primary LTC Benefits - the Acceleration Benefit and the Extension Benefit - that may provide payments to you under the LTC Rider. There is also an additional optional LTC Benefit - the Growth Benefit - that, if elected, may provide you with additional payments under the LTC Rider. (If you do not elect the Growth Benefit, you will have the Level Benefit.) The amounts from these three LTC Benefits, when combined, make up the total amount of benefit payments you may receive from the Rider.

If you decide to terminate the LTC Rider under certain circumstances, the Rider provides a Nonforfeiture Benefit. The Nonforfeiture Benefit provides a reduced long-term care insurance benefit. There is a Nonforfeiture Benefit, called the "Contingent Nonforfeiture Benefit," for which there is no charge. You may also elect to add an enhanced Nonforfeiture Benefit, called the "Optional Nonforfeiture Benefit," for which there is an additional charge, called the "Optional Nonforfeiture Benefit Charge."

The LTC Charge is deducted on a quarterly basis, and is the sum of three different charges: (1) the Acceleration Benefit Charge, (2) the Extension Benefit Charge, (3) the Optional Nonforfeiture Benefit Charge, if elected. The Acceleration Benefit Charge is calculated as a percentage of the "LTC Guaranteed Amount." (This percentage will generally be higher if you elect the Growth Benefit. The LTC Guaranteed Amount will also generally be higher if you elect the Growth Benefit). The other two charges, the Extension Benefit Charge and the Optional Nonforfeiture Benefit Charge, are calculated as a percentage of the "Extension Benefit." (THE LTC GUARANTEED AMOUNT AND THE EXTENSION BENEFITS ARE CONCEPTS THAT ARE EXPLAINED IN MORE DETAIL IN THE FOOTNOTES TO THIS EXPENSE TABLE BELOW AND LATER IN THIS SUPPLEMENT. SEE "DETERMINING LTC BENEFITS" FOR MORE INFORMATION SPECIFICALLY ACCELERATION BENEFIT PAYMENTS, EXTENSION BENEFIT PAYMENTS AND GROWTH BENEFIT OPTION SECTIONS.)

For the Acceleration Benefit Charge, there is a guaranteed maximum percentage rate that we can not exceed, and this maximum charge does not vary if you elect the Growth Benefit. However as noted, the current charge varies depending on whether you have elected the Growth Benefit or not. On the other hand, there are no guaranteed maximum percentage rates for the Extension Benefit Charge and the Optional Nonforfeiture Benefit Charge, and they will vary based upon your age as of the contract date. The highest current charge we are permitted by state law to assess for the Extension Benefit and Optional Nonforfeiture Benefit is shown below. See "LTC Charges" in this supplement for a more detailed explanation of each of the charges.

The following table shows the guaranteed MAXIMUM percentage rates used to calculate the charges for the LTC Rider.

Guaranteed Maximum Charge Percentage Table

     Guaranteed maximum Acceleration Benefit     1.50% of LTC Guaranteed Amount*
     Charge annual percentage rate (Level        (0.375% quarterly)
     Benefit or Growth Benefit):

     Guaranteed maximum Extension Benefit        No guaranteed maximum
     Charge annual percentage rate:              percentage rate**

     Guaranteed maximum Optional                 No guaranteed maximum

     Nonforfeiture Benefit Charge annual         percentage rate***
     percentage rate

The following table shows the CURRENT percentage rates used to calculate the charges for the LTC Rider. If the Growth Benefit option is elected, the CURRENT annual Acceleration Benefit Charge percentage rate will be higher than if the Growth Benefit was not elected. (However, as noted above, the GUARANTEED maximum Acceleration Benefit Charge is the same whether or not the Growth Benefit is elected.)

Current Charge Percentage Rate Table

     Current Acceleration Benefit Charge annual    0.35% of LTC Guaranteed
     percentage rate with the Level Benefit:       Amount* (0.0875% quarterly)

     Current Acceleration Benefit Charge annual    0.50% of LTC Guaranteed
     percentage rate with the Growth Benefit:      Amount* (0.125% quarterly)

     Highest current Extension Benefit Charge      0.76% of Extension Benefit**
     annual percentage rate (70-74 year old        (0.19% quarterly) when
     contractowner):                               approved in your state

     Highest current Optional Nonforfeiture        0.12% of Extension Benefit***
     Benefit Charge annual percentage rate         (0.03% quarterly) when
     (70-74 year old contractowner):               approved in your state


* The Acceleration Benefit Charge percentage rate is assessed against the LTC
Guaranteed Amount as of the date the charge is deducted.   The Acceleration
Benefit Charge percentage rate for the Level Benefit and Growth Benefit will also vary. For the Level Benefit, the LTC Guaranteed Amount is equal to your initial purchase payment and any subsequent purchase payments made in the first 90 days after purchase. For the Growth Benefit, the LTC Guaranteed Amount is equal to your initial purchase payment and any subsequent purchase payments made in the first 90 days after purchase and increases annually by the amount of investment gain, if any, in the subaccounts and any fixed account in which the contractowner is invested through Automatic Step-ups. Benefit payments decrease the LTC Guaranteed Amount, as will certain withdrawals, called "Excess Withdrawals." (See " Withdrawals" in this supplement for more information on Excess Withdrawals.) We will give you 30 days written notice of our intent to raise the current percentage rate for the Acceleration Benefit Charge, up to the maximum allowable charge of 1.50% of the LTC Guaranteed Amount. See "LTC Charges" in this supplement for additional information.

** The Extension Benefit Charge percentage rate is assessed against the Extension Benefit as of the date the charge is deducted. The Extension Benefit is double the dollar amount of the Acceleration Benefit as of 90 days after the contract date. The Extension Benefit will be decreased for Excess Withdrawals and Extension Benefit payments. The charge varies based upon your age as of the contract date. There is no maximum guaranteed charge for the Extension Benefit. The current Extension Benefit Charge percentage rate may increase after the contract date subject to prior state regulatory approval, although it will be increased for all contractowners in the same class as determined in a nondiscriminatory manner. We will give you 30 days written notice of our intent to raise the percentage rate. The highest current percentage charge will be 0.68% (0.17% quarterly) for contracts issued in the following states: AK, AL, AR, AZ, DC, DE, GA, IA, KY, LA, MD, ME, MI, MO, MS, MT, NC, ND, NE, NM, OK, OR, RI, SC, SD, WV, WY. SEE "LTC Charges" in this supplement for additional information.

*** The Optional Nonforfeiture Benefit Charge percentage rate is assessed against the Extension Benefit as of the date the charge is deducted. The charge varies based upon your age as of the contract date. There is no maximum guaranteed charge for the Optional Nonforfeiture Benefit. The current Optional Nonforfeiture Benefit Charge percentage rate may increase after the contract date subject to prior state regulatory approval, although it will be the same for all contractowners in the same class as determined in a nondiscriminatory manner. We will give you 30 days written notice of our intent to raise the percentage rate. The highest current percentage charge will be 0.11% (0.0275% quarterly) for contracts issued in the following states: AK, AL, AR, AZ, DC, DE, GA, IA, KY, LA, MD, ME, MI,

MO, MS, MT, NC, ND, NE, NM, OK, OR, RI, SC, SD, WV, WY. SEE "LTC Charges" in this supplement for additional information.

                                      * * *

EXAMPLES:

THIS EXAMPLE IS INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACTOWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND FUND FEES AND EXPENSES. IF YOU PURCHASE THE LTC RIDER, THE LEVEL BENEFIT CAN BE MORE EXPENSIVE THAN THE GROWTH BENEFIT IN CERTAIN LIMITED CIRCUMSTANCES IN EARLY YEARS (BECAUSE THE LEVEL BENEFIT CAN BE ISSUED AT AGES GREATER THAN THE MAXIMUM AGE AT WHICH YOU CAN PURCHASE THE GROWTH BENEFIT). ACCORDINGLY, IN ORDER TO SHOW THE HIGHEST CHARGES YOU MAY PAY IN ANY PARTICULAR YEAR, IT IS NECESSARY FOR US TO SHOW TWO SEPARATE EXAMPLES.

THE FIRST EXAMPLE ASSUMES THAT YOU ARE AGE 69 AND INVEST $10,000 IN THE B SHARE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLE ALSO ASSUMES THAT YOU HAVE PURCHASED THE LTC RIDER. THE EXAMPLE ASSUMES A 5% RETURN EACH YEAR, THE MAXIMUM FEES AND EXPENSES OF ANY OF THE FUNDS, ELECTION OF THE GROWTH BENEFIT OPTION AND THE OPTIONAL NONFORFEITURE PROVISION, AND THAT THE EGMDB DEATH BENEFIT IS IN EFFECT. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

   1) If you surrender your contract at the end of the applicable time period:

               1 year      3 years      5 years      10 years
               ----------------------------------------------
               $1,355       $2,546       $3,713        $6,268

   2) If you annuitize or do not surrender your contract at the end of the applicable time period:

               1 year      3 years      5 years      10 years
               ----------------------------------------------
                 $655       $1,946       $3,213        $6,268

THE NEXT EXAMPLE ASSUMES THAT YOU ARE AGE 69 AND INVEST $10,000 IN THE C SHARE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLE ALSO ASSUMES THAT YOU HAVE PURCHASED THE LTC RIDER. THE EXAMPLE ASSUMES A 5% RETURN EACH YEAR, THE MAXIMUM FEES AND EXPENSES OF ANY OF THE FUNDS, ELECTION OF THE GROWTH BENEFIT OPTION AND THE OPTIONAL NONFORFEITURE PROVISION, AND THAT THE EGMDB DEATH BENEFIT IS IN EFFECT. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

   1) If you surrender your contract at the end of the applicable time period:

               1 year      3 years      5 years      10 years
               ----------------------------------------------
                 $694       $2,056       $3,385        $6,555

   2) If you annuitize or do not surrender your contract at the end of the applicable time period:

               1 year      3 years      5 years      10 years
               ----------------------------------------------
                 $694       $2,056       $3,385        $6,555

THE NEXT EXAMPLE ASSUMES THAT YOU ARE AGE 69 AND INVEST $10,000 IN THE L SHARE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLE ALSO ASSUMES THAT YOU HAVE PURCHASED THE LTC RIDER. THE EXAMPLE ASSUMES A 5% RETURN EACH YEAR, THE MAXIMUM FEES AND EXPENSES OF ANY OF THE FUNDS,

ELECTION OF THE GROWTH BENEFIT OPTION AND THE OPTIONAL NONFORFEITURE PROVISION, AND THAT THE EGMDB DEATH BENEFIT IS IN EFFECT. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

   1) If you surrender your contract at the end of the applicable time period:

               1 year      3 years      5 years      10 years
               ----------------------------------------------
               $1,394       $2,656       $3,385        $6,555

   2) If you annuitize or do not surrender your contract at the end of the applicable time period:

               1 year      3 years      5 years      10 years
               ----------------------------------------------
                 $694       $2,056       $3,385        $6,555

THE NEXT EXAMPLE ASSUMES THAT YOU ARE AGE 74 AND INVEST $10,000 IN THE B SHARE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLE ALSO ASSUMES THAT YOU HAVE PURCHASED THE LTC RIDER. THE EXAMPLE ASSUMES A 5% RETURN EACH YEAR, THE MAXIMUM FEES AND EXPENSES OF ANY OF THE FUNDS, ELECTION OF THE LEVEL BENEFIT OPTION, ELECTION OF THE OPTIONAL NONFORFEITURE BENEFIT, AND THAT THE EGMDB DEATH BENEFIT IS IN EFFECT. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

   3) If you surrender your contract at the end of the applicable time period:

               1 year      3 years      5 years      10 years
               ----------------------------------------------
               $1,404       $2,688       $3,940        $6,671

   4) If you annuitize or do not surrender your contract at the end of the applicable time period:

               1 year      3 years      5 years      10 years
               ----------------------------------------------
                 $704       $2,088       $3,440        $6,671

THE NEXT EXAMPLE ASSUMES THAT YOU ARE AGE 74 AND INVEST $10,000 IN THE C SHARE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLE ALSO ASSUMES THAT YOU HAVE PURCHASED THE LTC RIDER. THE EXAMPLE ASSUMES A 5% RETURN EACH YEAR, THE MAXIMUM FEES AND EXPENSES OF ANY OF THE FUNDS, ELECTION OF THE LEVEL BENEFIT OPTION, ELECTION OF THE OPTIONAL NONFORFEITURE BENEFIT, AND THAT THE EGMDB DEATH BENEFIT IS IN EFFECT. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

   1) If you surrender your contract at the end of the applicable time period:

               1 year      3 years      5 years      10 years
               ----------------------------------------------
                 $743       $2,198       $3,610        $6,950

   2) If you annuitize or do not surrender your contract at the end of the applicable time period:

               1 year      3 years      5 years      10 years
               ----------------------------------------------
                 $743       $2,198       $3,610        $6,950

THE NEXT EXAMPLE ASSUMES THAT YOU ARE AGE 74 AND INVEST $10,000 IN THE L SHARE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLE ALSO ASSUMES THAT YOU HAVE PURCHASED THE LTC RIDER. THE EXAMPLE ASSUMES A 5% RETURN EACH YEAR, THE MAXIMUM FEES AND EXPENSES OF ANY OF THE FUNDS,

ELECTION OF THE LEVEL BENEFIT OPTION, ELECTION OF THE OPTIONAL NONFORFEITURE BENEFIT, AND THAT THE EGMDB DEATH BENEFIT IS IN EFFECT. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

   1) If you surrender your contract at the end of the applicable time period:

               1 year      3 years      5 years      10 years
               ----------------------------------------------
               $1,443       $2,798       $3,610        $6,950

   2) If you annuitize or do not surrender your contract at the end of the applicable time period:

               1 year      3 years      5 years      10 years
               ----------------------------------------------
                 $743       $2,198       $3,610        $6,950

For more information, see "Charges and Other Deductions" in your prospectus and "LTC Charges" in this supplement. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which annuity payouts are made. See "Annuity Payouts" in your prospectus. These examples should not be considered a representation of past or future expenses.

                          SUMMARY OF THE LTC RIDER

The LINCOLN LONG-TERM CARE(SM) ADVANTAGE RIDER provides a way to manage the potential impact of long-term care expenses. The LTC Rider provides the potential to receive as LTC Benefits your purchase payments plus an additional amount equal to two times your purchase payments. These benefits are paid to you income tax-free. In addition, you have the opportunity to increase your tax-free long-term care benefits if there is investment gain in your contract.

We expect you will have some questions about how the LTC Rider works and the purpose for which you would purchase the Rider. The following are some of the questions you might have.

WHY WOULD I WANT TO PURCHASE THE LTC RIDER? Some of the reasons why you may consider purchasing the LTC Rider are:

   - you would like to pay for Long-Term Care Services by withdrawing your contract value on a tax-free basis and without any surrender charges;
   - for the potential of receiving, in addition to your contract value, up to two times your purchase payments in tax-free LTC Benefit payments that we pay from our own assets in our general account during the Extension Benefit period;
   - for the favorable tax treatment of the charges deducted in order to pay for the LTC Rider (compared to taking a withdrawal from an annuity contract to pay premiums on a traditional stand-alone long-term care insurance policy);
   - for the opportunity to receive investment gain in the contract as tax-free LTC Benefits, if you purchase the Growth Benefit option;
   - you want long-term care insurance, but want to retain the ability to access your contract value for emergencies (although this could reduce or terminate the LTC Rider), a feature that may not be available in stand-alone long-term care insurance policies; and
   - you want long-term care insurance, but at the same time you want to retain the ability to have a death benefit, a feature that may not be available in stand-alone long-term care insurance policies (although you should understand that Acceleration Benefit payments and Growth Benefit payments are considered withdrawals that reduce the amount of the death benefit).

ARE THERE WAYS I CAN PAY LONG-TERM CARE EXPENSES UNDER THE CONTRACT OTHER THAN BY PURCHASING THE LTC RIDER?

   - You can always access your contract value through conventional withdrawals from your contract, even if you have not elected to purchase the LTC Rider. However, withdrawals may be subject to surrender charges, income taxes (as investment gains (if any) are deemed to be withdrawn first), and if taken before age 59 1/2, penalty taxes. Such withdrawals also would be limited to your contract value, which may decrease. Withdrawals may be taken (to cover long-term care expenses for yourself or anyone else). LTC Benefits, on the other hand, are subject to favorable tax treatment, would not have any surrender charges, and may exceed the amount of contract value you would otherwise have had available. LTC Benefits may be received only if you are the Covered Life.

   - You can also access your contract value through conventional annuity payments, even if you have not elected to purchase the LTC Rider. However, while not fully taxable until cost basis has been returned, such payments are not tax-free and are intended to provide protected income payments over an extended lifetime. LTC Benefits, however, may be taken over a shorter period of time (as short as six years) and are received tax-free.

   - We offer Living Benefit Riders that provide a guaranteed income stream and/or a guaranteed withdrawal benefit that may be used to pay for long-term care services. Like the LTC Rider, benefit payments under these riders may exceed contract value, but it may take you 20 years or more to receive them. In addition, Living Benefit Riders are not Qualified Long-Term Care insurance and their benefits cannot be received tax-free, even if used to pay long-term care expenses. On the other hand, the cost of the LTC Rider may be higher than the cost of other Living Benefit Riders we sell, and the procedures to determine eligibility and to request benefits under the LTC Rider are more extensive than those required to receive benefits under the Living Benefit Riders. IN ANY CASE, YOU WILL BE UNABLE TO PURCHASE ANY LIVING BENEFIT RIDER THAT WE MAY OFFER IF YOU PURCHASE THE LTC RIDER. See "The Contracts - Living Benefit Riders" in the prospectus for more information regarding Living Benefit Riders.

   - You may also speak to your registered representative about other ways to pay for long-term care expenses. There are insurance contracts, other than annuities, which provide long-term care benefits and there may also be programs offered by your state.

HOW DO I QUALIFY FOR LTC BENEFITS? If, after the first contract year (subject to state variations), you become Chronically Ill and are receiving Long-Term Care Services, you may receive monthly LTC Benefit payments under the LTC Rider. Chronically Ill means you are either unable to perform two out of six functional activities of daily living (such as feeding yourself, bathing, or dressing) or you suffer from a severe cognitive impairment that requires substantial supervision. YOU SHOULD UNDERSTAND THAT ALTHOUGH YOU MAY BEGIN RECEIVING LTC BENEFITS AT ANY TIME AFTER THE FIRST CONTRACT YEAR, THE LTC RIDER WAS DESIGNED OPTIMALLY FOR LTC BENEFITS TO BE PAID ON OR AFTER THE 5TH CONTRACT ANNIVERSARY.

Importantly, the LTC Rider is not self-effecting and you must satisfy all of the conditions, and take the necessary steps to apply and qualify for, and then maintain your eligibility for, benefits under the LTC Rider. For example, a licensed health care practitioner must certify in a written assessment that you are Chronically Ill, and also complete a plan of care for you, which is a written plan of care that is developed based on your written assessment and specifies the type, frequency and duration of all Long-Term Care Services you will need ("Plan of Care"). In addition, you must wait 90 days after the date that you start to receive Long-Term Care Services before we will start paying LTC Benefits (the "deductible period"). Once we have determined that you are eligible for benefits, you may submit a Request for

Benefits form. The Request for Benefits form will be used to pay LTC Benefits for a period of up to three months. You will need to provide a new Request for Benefits form to continue to receive LTC Benefits beyond the period requested in the Request for Benefits form.

HOW DO LTC BENEFITS IMPACT MY CONTRACT VALUE?   LTC Benefits may be paid out
of your contract value or from our own assets in our general account. In general, the LTC Rider allows you first to access your own contract value on a tax-free basis until you either receive your purchase payments or your entire contract value is depleted, whichever occurs first. At that time, if you are still living, we will continue to make the same tax-free payments to you from our own assets in our general account for a designated period of time or until your death, if earlier. Because we transfer some or all of your contract value to the LTC Fixed Account (which is part of our general account) on the date we make the determination of your initial eligibility to receive LTC Benefits, all LTC Benefit payments are subject to claims of our general creditors and to the claims paying ability of Lincoln Life. If you begin receiving LTC Benefits and then stop receiving LTC Benefits for twelve consecutive months, we will allow you to transfer in installments the contract value in the LTC Fixed Account back to the subaccounts. See LTC Fixed Account later in this Supplement.

ARE THE LTC BENEFIT PAYMENTS TAX-FREE? The LTC Rider is a Qualified Long-Term Care Insurance Policy under Section 7702B(b) of the Internal Revenue Code of 1986, as amended. Any LTC Benefits paid under the LTC Rider, as well as any charges deducted under the Rider, will not be reported as taxable income to you, subject to the Internal Revenue Code limitations.

WHAT ARE THE LTC BENEFITS? There are two primary LTC Benefits: the Acceleration Benefit and the Extension Benefit. There is also an additional optional LTC Benefit - the Growth Benefit - that is available for an additional charge. All LTC Benefits are calculated based on the LTC Guaranteed Amount. The LTC Guaranteed Amount initially is equal to the Acceleration Benefit, which is your initial purchase payment and any subsequent purchase payments made in the first 90 days after purchase. (If you purchase the LTC Rider, you may not make additional purchase payments more than 90 days after purchase.) If you elect the Growth Benefit option, the LTC Guaranteed Amount increases annually by the amount of investment gain, if any, in the subaccounts and any fixed account in which you are invested through Automatic Step-ups. You should understand that the LTC Guaranteed Amount is not available to you as a lump sum withdrawal or as a death benefit. Payment of Acceleration Benefits and Growth Benefits decrease the LTC Guaranteed Amount by the amount of the respective LTC Benefit payment. The LTC Guaranteed Amount is also reduced, but on a proportional basis, by certain withdrawals that exceed a specified percentage of the amount that the contract value exceeds the LTC Guaranteed Amount, called "Excess Withdrawals."

   - ACCELERATION BENEFIT:  The first payments we will make under the LTC
     Rider will be Acceleration Benefits, which are paid out of your contract value. The Acceleration Benefit is not affected by investment results. Acceleration Benefits are paid from your contract value; however, if your contract value is reduced to zero before the Acceleration Benefit is paid, we will make remaining payments from our own assets in our general account.

   - EXTENSION BENEFIT: When the Acceleration Benefit is reduced to zero, we will pay you Extension Benefit payments. Extension Benefits are paid from our general account. This means that, while Acceleration Benefits are funded in whole or in part by your contract value, we will make Extension Benefit payments from our own assets in our general account. The initial Extension Benefit will be double the dollar amount of the Acceleration Benefit. The Extension Benefit is not affected by investment results.

   - GROWTH BENEFIT: If you are interested in potentially being able to "lock in" any investment gains in your contract with respect to your LTC Rider, you may purchase the Growth Benefit option at issue for an additional charge. The Growth Benefit option increases the LTC Guaranteed Amount annually by the amount of investment gain, if any, in the subaccounts and any fixed account in which you are invested through Automatic Step-ups. Automatic Step-ups occur annually through age 75 or until you reach the maximum LTC Guaranteed Amount of $800,000, whichever occurs earlier. If you do not purchase the Growth Benefit option, any investment gain will not increase your LTC Benefit payments. While you can withdraw any gains from your contract value the same way you make regular withdrawals from your contract, doing so could have a negative impact on your LTC Benefits, as described in more detail below. If you elect the Growth Benefit option, you will not be able to make any Conforming Withdrawals and all withdrawals will be Excess Withdrawals that negatively impact your LTC Benefits. Conforming and Excess Withdrawals are described below in more detail. Once you begin receiving LTC Benefits and contract value is moved to the LTC Fixed Account, the contract value in the LTC Fixed Account will only increase by the amount of interest credited to the LTC Fixed Account. Growth Benefits are paid from your contract value; however, if your contract value is reduced to zero due to withdrawals and/or adverse investment experience of the subaccounts before the locked-in Growth Benefit is paid, we will make remaining payments from our general account.

WHEN ARE LTC BENEFITS PAID? LTC Benefits are paid monthly, and you tell us the monthly amount that you want to receive up to a maximum monthly amount over a designated period of time. If you are residing in a nursing home or are receiving hospice care, you may request monthly payments up to the full monthly maximum, described below. Contractowners in certain states may also request up to the full monthly maximum for assisted living services. However, if you are eligible and qualify for other qualified Long-Term Care Services (such as home health care or adult day care) but are not residing in a nursing home or receiving hospice care, you may only request UP TO 50% of the monthly maximum. Contractowners in the following states may only request up to 50% of the monthly maximum for assisted living services: AK, AL, AR, AZ, DC, DE, GA, IA, KY, LA, MD, ME, MI, MO, MS, MT, NC, ND, NE, NM, OK, OR, RI, SC, SD, WV, WY. See "Determining LTC Benefits - Maximum Monthly Level Benefit and Maximum Monthly Growth Benefit" in this Supplement for a more detailed description.

The Acceleration Benefit will be paid monthly over a period of time known as the "Acceleration Benefit Duration." The Acceleration Benefit Duration will be at least 24 months, but may be longer if you take payments in early contract years, or if you take less than the maximum permitted. After the Acceleration Benefit Duration ends, the Extension Benefit will then be paid over a period of time known as the "Extension Benefit Duration." The Extension Benefit Duration is twice the length of the Acceleration Benefit Duration. Growth Benefit payments are spread over both the Acceleration Benefit Duration and the Extension Benefit Duration. The Acceleration Benefit Duration and the Extension Benefit Duration together make up the LTC Benefit Duration. The Acceleration Benefit Duration and Extension Benefit Duration will usually run consecutively and without interruption unless you voluntarily elect to stop payments or become ineligible to receive LTC Benefits. The LTC Benefit Durations would resume if you elect to restart payments or become eligible to receive LTC Benefits.

On the contract date, the Acceleration Benefit Duration is 84 months (I.E., 7 years), so it would take you 84 months (E.G., 7 years) to receive the total Acceleration Benefit. However, the Acceleration Benefit Duration shortens each year until the 5th contract anniversary, when the Acceleration Benefit Duration will be its shortest duration of 24 months (I.E., 2 years). Equally important, as the Acceleration Benefit Duration shortens, the maximum monthly amounts under the LTC Rider increase. IF YOU WAIT TO REQUEST TO BEGIN RECEIVING LTC BENEFIT PAYMENTS UNTIL THE 5TH CONTRACT ANNIVERSARY OR AFTER, YOU WILL MAXIMIZE THE MONTHLY LTC BENEFIT PAYMENT AVAILABLE TO YOU. For example, if you wait to request to begin receiving LTC Benefit payments until the 5th contract anniversary, the Acceleration Benefit Duration will be 24 months, and the Extension Benefit Period will be 48 months, or twice the Acceleration Benefit Period, making the LTC Benefit Duration 72 months. The Growth Benefit would be paid over all 72 months (over both the Acceleration Benefit Duration and the Extension Benefit Duration). If you take less than the maximum monthly amount (by choice or by the 50% limitation applied to non-nursing home/non-hospice care), you will extend the Acceleration Benefit Duration (and thus the Extension Benefit Duration).

HOW DO WITHDRAWALS AFFECT MY LTC BENEFITS? The LTC Rider may permit limited withdrawals of contract value on an annual basis that will not impact your LTC Benefit payments. You may withdraw each year (and in addition to LTC Benefit payments, if you happen to be receiving these at the same time) up to 5% of the amount that your contract value exceeds the LTC Guaranteed Amount (if there is any such excess) as of the immediately preceding contract anniversary, without a decrease in the LTC Benefits. Such withdrawals are referred to as "Conforming Withdrawals." However, the amount of withdrawals that exceed 5% of any excess of the contract value over the LTC Guaranteed Amount will be an "Excess Withdrawal." This means if the LTC Guaranteed Amount is greater than or equal to the contract value on any contract anniversary, any withdrawal will be an Excess Withdrawal.

Excess Withdrawals will result in proportional reductions to all LTC Benefits by the same percentage that the Excess Withdrawal reduces the contract value.
 EXCESS WITHDRAWALS MAY RESULT IN SIGNIFICANT REDUCTIONS OF BENEFITS UNDER THE LTC RIDER AND/OR ITS TERMINATION. ACCORDINGLY, IF YOU THINK THAT YOU MAY NEED TO ACCESS YOUR CONTRACT VALUE THROUGH WITHDRAWALS, THE LTC RIDER MAY NOT BE A GOOD INVESTMENT FOR YOU.

To further explain the application of this limitation to withdrawals, if you have not purchased the Growth Benefit option, you may be able to make Conforming Withdrawals if your contract value has grown above your purchase payments. However, accessing more than modest amounts (I.E., more than 5%) of those investment gains could have a significant negative impact on your LTC Benefits. IF YOU ELECT THE GROWTH BENEFIT OPTION, ON THE OTHER HAND, YOU WILL NOT BE ABLE TO MAKE ANY CONFORMING WITHDRAWALS AND ALL WITHDRAWALS WILL BE EXCESS WITHDRAWALS THAT NEGATIVELY IMPACT YOUR LTC BENEFITS. In addition, since Excess Withdrawals result in proportional reductions to all LTC Benefits, your LTC Benefits may be reduced by more than dollar for dollar when those benefits exceed the contract value. If you reach age 76 or the maximum LTC Guaranteed Amount limit of $800,000, however, you may be able to then begin making Conforming Withdrawals if your contract value exceeds the LTC Guaranteed Amount on the immediately preceding contract anniversary because the Growth Benefit no longer increases after this time. This maximum LTC Guaranteed Amount includes the combined LTC Guaranteed Amounts of all Lincoln Life variable annuity contracts (or contracts issued by our affiliates) owned by you.

IF THE LTC GUARANTEED AMOUNT IS EQUAL TO OR GREATER THAN YOUR CONTRACT VALUE ON A CONTRACT ANNIVERSARY, ANY WITHDRAWAL IN THAT CONTRACT YEAR WILL NOT BE A CONFORMING WITHDRAWAL. ANY EXCESS WITHDRAWAL THAT REDUCES THE CONTRACT VALUE TO ZERO WILL TERMINATE THE LTC RIDER AND THE ONLY LTC BENEFIT THAT YOU MAY RECEIVE WILL BE THE OPTIONAL NONFORFEITURE BENEFIT, IF ELECTED. SEE THE WITHDRAWALS SECTION LATER IN THIS SUPPLEMENT.

ARE THERE ANY RESTRICTIONS ON HOW I INVEST MY MONEY IF I PURCHASE THE LTC RIDER? By purchasing the LTC Rider, you will be limited in how you can invest in the subaccounts and the fixed account. Specifically, you may invest only pursuant to Investment Requirements - Option 3, as described in your prospectus. The subaccounts eligible for investment are designed for steadier, but potentially more modest, investment performance than you may otherwise receive by investing in subaccounts with more aggressive investment objectives. The fixed account will be available to you for dollar-cost averaging purposes only. When we determine you are eligible to receive LTC Benefits, we will move contract value equal to the LTC Guaranteed Amount into the LTC Fixed Account from which we will make Acceleration Benefit payments and, if elected, Growth Benefit payments. Accordingly, after that point, such transferred amounts will not participate in market performance, but will accrue interest.

WHAT ARE THE CHARGES FOR THE LTC RIDER? While the LTC Rider is in effect, there is a charge that is deducted from the contract value on a quarterly basis (the "LTC Charge"). The LTC Charge consists of the sum of three charges: the Acceleration Benefit Charge, the Extension Benefit Charge, and the Optional Nonforfeiture Benefit Charge (if elected). The LTC Charge will be higher if you choose the Growth Benefit option because the Acceleration Benefit Charge percentage rate is higher for the Growth Benefit option than it is without it, and because the LTC Guaranteed Amount may also be higher if there is contract growth. The Extension Benefit Charge and the Optional Nonforfeiture Benefit Charge do not have guaranteed maximum annual percentage rates and may change at any time, subject to state regulatory approval. For more information, please see "Expense Tables" and the "LTC Charges" in this supplement.

WILL I PAY A SURRENDER CHARGE ON LTC BENEFIT PAYMENTS? LTC Benefit payments are not subject to any surrender charge. However, LTC Benefit payments will count against the contract's free withdrawal provision, which may impact whether surrender charges are applied to other withdrawals.

CAN I ADD THE LTC RIDER TO AN EXISTING CONTRACT? The LTC Rider may only be purchased at the time the contract is issued and is not available if you have already purchased a Contract. The availability and certain options and features of the LTC Rider will depend upon your state's approval, and may not be available in some states. Check with your registered representative regarding the availability of the LTC Rider.

WHAT IF I DECIDE TO TERMINATE THE LTC RIDER? The LTC Rider provides a nonforfeiture benefit if you terminate the LTC Rider in certain circumstances. There is a nonforfeiture benefit, called the "Contingent Nonforfeiture Benefit," provided without charge that pays a reduced long-term care insurance benefit if you terminate the LTC Rider due to a specified increase of the charge for the Extension Benefit. You may also choose to add an enhanced nonforfeiture benefit, called the "Optional Nonforfeiture Benefit," for an additional charge that pays a reduced long-term care insurance benefit if you terminate the LTC Rider for any reason after three years. The only difference between the two nonforfeiture benefits is the circumstances under which you may terminate the LTC Rider to receive the benefit. Under either nonforfeiture benefit you may receive an amount equal to the greater of one month's maximum monthly benefit or an amount equal to the sum of all Extension Benefit Charges and Optional Nonforfeiture Benefit Charges paid minus the amount of any Extension Benefits paid prior to the LTC Rider's termination. Termination of the LTC Rider does not terminate the underlying contract.

WHAT ARE THE RISKS ASSOCIATED WITH THE LTC RIDER? Some of the principal risks associated with the LTC Rider are:

   - You may never need long-term care. Thus, you may pay for a feature from which you never realize any benefits.
   - Even if you need long-term care, you may not qualify for LTC Benefits under the LTC Rider, or the LTC Benefits you receive may not cover all of the long-term expenses you incur since the maximum amount of LTC Benefit you may receive with the Growth Benefit is capped at $22,222 per month and $16,660 per month without the Growth Benefit, assuming you wait until after the 5th contract anniversary to receive LTC Benefits.
   - You may die before you obtain all the LTC Benefit payments to which you would otherwise be entitled. Remaining LTC Benefit payments that would have otherwise been payable, DO NOT increase the amount paid on your death.
   - Your ability to withdraw contract value without substantially and irrevocably reducing your LTC Benefits will be limited. Accordingly, you should not purchase the LTC Rider if you anticipate taking withdrawals or needing more than limited access to your contract value. In general, if you elect the Growth Benefit option, you will not be able to make any withdrawals without permanently reducing your LTC Benefits. If you do not purchase the Growth Benefit, you will be able to make withdraws of up to 5% of the excess of your contract value over the LTC Guaranteed Amount annually without impacting your LTC Benefits. That restriction will exist until LTC Benefit payments are complete or the LTC Rider otherwise terminates.
   - You must wait at least one year before you can take LTC Benefit payments.
   - If you take LTC Benefit payments before the 5th contract anniversary, your monthly payments will be smaller and it will take you longer to receive the full amount of LTC Benefits than if you begin taking LTC Benefit payments after the 5th contract anniversary.
   - Even if you would otherwise be able to qualify for LTC Benefits, you may fail to file required forms or documentation and have your benefit denied or revoked.
   - Your variable subaccount investments will be restricted to certain subaccounts and in certain percentages if you purchase the LTC Rider; the subaccounts are designed for steadier, but potentially more modest, investment performance that you may otherwise receive by investing in subaccounts with more aggressive investment objectives.
   - If you begin taking LTC Benefit payments, your contract value to the extent of the LTC Guaranteed Amount will be transferred to the LTC Fixed Account, where it will not be insulated from the claims of our general creditors, will be subject to the claims paying ability of Lincoln Life, and will not participate in any market performance.
   - If you purchase the LTC Rider, you may not purchase any of the living benefit riders that we offer.
   - The Extension Benefit Charge and Optional Nonforfeiture Benefit Charge percentage rates are not subject to a maximum, and may increase significantly.
   - LTC Benefit payments may reduce your death benefit by deducting withdrawals in the same proportion that the withdrawal reduces the contract value.

                       ELIGIBILITY TO PURCHASE THE LTC RIDER

ELIGIBILITY REQUIREMENTS. If you wish to purchase the LTC Rider, you must meet certain eligibility requirements:

   - The LTC Rider must be purchased at the same time you purchase your contract. The LTC Rider cannot be added to existing contracts.
   - LTC Benefits are payable to the person insured under the LTC Rider (the "Covered Life"). The Covered Life must be the contractowner and the annuitant under the contract. If a grantor trust owns the contract, the Covered Life will be the annuitant. There can only be one Covered Life. Thus, if the contract has joint owners, the Covered Life must be the primary owner.
   - The Covered Life must be at least 45 years of age and not older than 74 years of age on the contract date, unless the Growth Benefit option is elected, in which case the Covered Life may not be older than 69 years of age. We must confirm your eligibility through a verification process that includes a review of prescription medications that you are taking, or have taken in the past 5 years, and your medical history. Certain medical conditions or the use of certain medications or medical devices will disqualify you from being eligible to purchase the LTC Rider. Some of the types of medical conditions that will disqualify you from purchasing the rider are Cancer, Parkinson's Disease, Multiple Sclerosis, Heart Disease, Diabetes, Alzheimer's/Dementia, Bipolar Disorder, Schizophrenia, AIDS, Pulmonary Disorders, Kidney Disease, Liver Disease, Lupus, Rheumatoid Arthritis and Myasthenia Gravis as well as medications that are used to treat these conditions. This list is not exhaustive, there are other conditions and medications that are not included. We reserve the right to add or remove medical conditions and prescription drugs at our discretion.

   - You will be required to sign a waiver of confidentiality form that will allow us to conduct a third-party prescription drug screening at the time we process your application.

ISSUANCE PROCEDURES. We will notify you if we decline to issue the LTC Rider within 2 days of our receipt of your application that is in good order. We will not issue the LTC Rider if you do not meet the eligibility requirements. If we decline to issue the LTC Rider, we will still issue the annuity contract.

REQUIRED SIGNATURE. If the LTC Rider is issued, you will be required to sign and return one copy of a contract amendment to verify that the medical statements relating to your medical history that you provided upon application for the LTC Rider are true. The signed contract amendment must be returned to us within 45 days of the contract date. FAILURE TO SIGN AND RETURN A SIGNED COPY OF THE CONTRACT AMENDMENT WITHIN 45 DAYS OF THE CONTRACT DATE WILL RESULT IN AN AUTOMATIC TERMINATION OF THE LTC RIDER. IF THE LTC RIDER IS TERMINATED FOR FAILURE TO RETURN THE CONTRACT AMENDMENT, YOU WILL NOT BE ABLE TO TERMINATE THE CONTRACT WITHOUT PENALTY (BECAUSE THE FREE LOOK PERIOD WILL HAVE EXPIRED).

LIMITATIONS ON PURCHASE PAYMENTS. The LTC Benefits will be calculated based upon the dollar amount of purchase payments made into the contract in the first 90 days after the contract date. NO PURCHASE PAYMENTS MAY BE MADE INTO THE CONTRACT AFTER 90 DAYS FROM THE CONTRACT DATE. The minimum purchase payment amount under a contract if you purchase the LTC Rider is $50,000, and the maximum amount of cumulative purchase payments that can be made during that 90-day period is $400,000. There is no guarantee that the LTC Rider or certain options will be available for new purchasers in the future as we reserve the right to discontinue the LTC Rider at any time.

LIMITATIONS ON PURCHASING OTHER RIDERS. You may not purchase any Living Benefit rider otherwise available with your contract while you own the LTC Rider. The following living benefit riders are not available to you while this LTC Rider is in force: LINCOLN SMARTSECURITY(R) Advantage, I4LIFE(R) Advantage with or without the Guaranteed Income Benefit, 4LATER(R)Advantage, LINCOLN LIFETIME INCOME(SM) Advantage, LINCOLN LIFETIME INCOME(SM) Advantage
2.0 or LINCOLN LIFETIME INCOME(SM) Advantage Plus or any other living benefits that we may offer in the future. SEE "LINCOLN SMARTSECURITY(R) Advantage," "I4LIFE(R) Advantage with or without the Guaranteed Income Benefit," "4LATER(R)Advantage," "LINCOLN LIFETIME INCOME(SM) Advantage" or "LINCOLN LIFETIME INCOME(SM) Advantage Plus" in "The Contracts" section of your prospectus for more information about these riders. In addition, the EEB death benefit is not available with the LTC Rider.

INVESTMENT RESTRICTIONS. By purchasing the LTC Rider, you will be limited in how you can invest in the subaccounts and the fixed account. YOU MUST ALLOCATE ALL OF YOUR PURCHASE PAYMENTS AND CONTRACT VALUE AT ALL TIMES IN ACCORDANCE WITH INVESTMENT REQUIREMENTS - OPTION 3 AND ALL ITS PROVISIONS. Under this option, we require at least 30% of your contract value in certain subaccounts that we identify and no more than 70% of your contract value in other specified subaccounts. There may be additional limitations on investing in other subaccounts. These limitations are set forth in "Investment Requirements - Option 3" in your prospectus.

               ELIGIBILITY TO RECEIVE LTC BENEFIT PAYMENTS

ESTABLISHING INITIAL ELIGIBILITY FOR LTC BENEFITS

You will not be eligible to receive LTC Benefit payments under the LTC Rider until after the first contract year. (Although we refer to the first contract anniversary throughout this supplement, this provision may vary by state.) After the first contract anniversary, you may start the process to request and receive LTC Benefits. You must take the following steps to start receiving LTC Benefit payments:

STEP 1: You must first notify us by phone at 877-534-4636, or send written notice to: PO Box 21008, Dept. 0514, Greensboro, NC 27420-1008 of your intent to request LTC Benefits. We will process any notifications or requests for LTC Benefits submitted by you, or on your behalf by your legally authorized representative, which may include a court-appointed conservator or an individual acting under a valid power of attorney. Before starting the eligibility process we will verify that the first contract anniversary has passed.

STEP 2:    Once we receive notification of your intent to request LTC
           Benefits, we will provide you with claims forms which will be used to determine your initial eligibility to receive LTC Benefits.

STEP 3: You must complete and submit the claims forms. This requires that you have a Licensed Health Care Practitioner certify in a written assessment that you are Chronically Ill and complete a Plan of Care for you, which is a written plan of care that is developed based on your written assessment and specifies the type, frequency and duration of all Long-Term Care Services you will need.

STEP 4: We will determine your eligibility based on the 1) assessment; 2) Plan of Care; and 3) whether you have been or will be receiving Long-Term Care Services covered by the LTC Rider due to you being Chronically Ill. Once we have determined your eligibility for benefits, we will send you a Request for Benefits form to be completed by you in order to receive LTC Benefits.

STEP 5: You must submit a Request for Benefits form within 90 days after we have determined that you are eligible for LTC Benefits. The Request for Benefits form will be used to pay LTC Benefits for a period of up to three months.

STEP 6: You must satisfy the 90 day deductible period before any LTC Benefits will be paid. The 90-day deductible period is measured from the date you first receive Long-Term Care Services. See the Deductible Period paragraph later in this section of the Supplement.

WRITTEN ASSESSMENT. In order to determine whether you have been or will be receiving Long-Term Care Services due to being Chronically Ill, we require that a Licensed Health Care Practitioner certify, within the preceding 12 months, in a written assessment that you are Chronically

[SIDENOTE]

PLEASE NOTE: The process to request LTC Benefits is involved and you should carefully consider that you may need substantial assistance from a family member or other trusted person to claim and obtain LTC Benefits once you are receiving long-term care. In this regard, our claims-processing department can help you if necessary. You should plan ahead to ensure that a person you trust has agreed to be responsible for completing the initial process, as well as the ongoing requirements, discussed below.

[SIDENOTE]

A Licensed Health Care Practitioner is a physician (as defined in Section 1861(r)(1) of the Social Security Act, as amended); a registered professional nurse; a licensed social worker; or another professional individual who meets the requirements prescribed by the United States Secretary of the Treasury.

Ill. You have a Chronic Illness if you require either: 1) substantial assistance with performing at least two of six Activities of Daily Living ("ADLs") for at least 90 days or; 2) substantial supervision to protect you from threats to health and safety due to severe cognitive impairment Severe cognitive impairment is deterioration or loss of intellectual capacity that is:

- Comparable to (and includes) Alzheimer's disease and similar forms of irreversible dementia; and
- Is measured and confirmed by clinical evidence and standardized tests that reliably measure impairment in short-term or long-term memory; orientation as to person (such as who they are), place (such as their location), and time (such as day, date and year); and deductive or abstract reasoning, including judgment as it relates to safety awareness.

The written assessment will evaluate your ability to perform ADLs and/or your cognitive condition. YOU WILL BE RESPONSIBLE FOR THE COST OF OBTAINING THE INITIAL AND ANY SUBSEQUENT ASSESSMENTS.

PLAN OF CARE. The Licensed Health Care Practitioner must also complete a Plan of Care for you, which is a written plan of care that is developed based on the written assessment that you are Chronically Ill (as described in the preceding section) and specifies the type, frequency and duration of all Long-Term Care Services you will need. Long-Term Care Services are maintenance or personal care services, or any necessary diagnostic, preventive, therapeutic, curing, treating, mitigating, and rehabilitative service that is required because you are Chronically Ill and that are provided pursuant to a Plan of Care. The Long-Term Care Services include, but are not limited to, nursing home care, hospice care, adult day care, assisted living services, home health care and rehabilitative services as described in the Long-Term Care Coverage Endorsement. YOU WILL BE RESPONSIBLE FOR THE COST OF OBTAINING THE REQUIRED PLAN OF CARE. IN ORDER TO RECEIVE LTC BENEFITS UNDER THE LTC RIDER, YOU MUST FOLLOW THE PLAN OF CARE.

EXCLUSIONS AND LIMITATIONS. The following are not Long-Term Care Services under the LTC Rider:

   - alcohol and drug treatment, unless the drug addiction is a result of medication taken in doses prescribed by a physician
   - care in a facility operated primarily for the treatment of mental or nervous disorders, other than qualifying stays or care resulting from a clinical diagnosis of Alzheimer's Disease or similar forms of irreversible dementia
   - treatment arising out of an attempt (while sane or insane) at suicide or an intentionally self-inflicted injury
   - treatment in government facilities, such as the healthcare facilities run by the Veterans Administration (unless exclusion of coverage is otherwise prohibited by law)
   - services for which benefits are available to you under Medicare or other governmental program (other than Medicaid), workers compensation laws, employer liability laws, occupational disease laws or motor vehicle no-fault laws
   - services or care provided to you outside the United States
   - all care and support services that are provided by immediate members of your family, whether paid or unpaid

[SIDENOTE]

The six Activities of Daily Living are:
1. BATHING - the ability to wash oneself by sponge bath, or in either a tub or shower, including the task of getting into or out of the tub or shower.
2. CONTINENCE - the ability to maintain control of bowel and bladder function, the ability to perform associated personal hygiene (including caring of a catheter or colostomy bag).
3. DRESSING - the ability to put on or take off all items of clothing and any necessary braces, fasteners or artificial limbs.
4. EATING - the ability to feed oneself by getting food into the body from a receptacle (such as plate, cup or table) or by a feeding tube or intravenously.
5. TOILETING - the ability to get to and from the toilet, get on or off the toilet, and perform associated personal hygiene.
6. TRANSFERRING - the ability to move oneself into or out of a bed, chair or wheelchair.

DEDUCTIBLE PERIOD. You must satisfy the 90 day deductible period before any LTC Benefits will be paid. This means, you must wait 90 days after the date that you start to receive Long-Term Care Services covered under the LTC Rider before we will start paying LTC Benefits. For example, assume that you enter a nursing home on March 1 of a particular year after the first contract anniversary, due to not being able to perform two of the six ADLs. You notify us of your intent to request LTC Benefits on April 1. On April 8, you receive the claims forms from us. On May 1, we receive the completed claims forms, including the written assessment and Plan of Care. On May 10, we determine that your eligibility to receive LTC Benefits was March 1 and send you a Request for Benefits form. On May 20, we receive the completed Request for Benefits form. The deductible period would be 90 days from March 1 and will end as of May 29. We would start monthly LTC Benefit payments after May 29.

REQUESTING LTC BENEFITS. We will notify you in writing once we have determined your eligibility for benefits and will send you a Request for Benefits form to be completed by you in order to receive LTC Benefits. The Request for Benefits form will be used to pay LTC Benefits for a period of up to three months. You will need to provide a new Request for Benefits form to continue to receive LTC Benefits beyond the period requested in the Request for Benefits form. This form will notify us of the dollar amount of LTC Benefit payments that you are requesting, where you would like us to pay them, and from whom you are receiving Long-Term Care Services. If the Request for Benefits form is not received within 90 days after we have determined that you are eligible for LTC Benefits, you will no longer be deemed eligible to receive LTC Benefits and the eligibility determination process will restart. See the Federal Taxation of this Supplement for a discussion of the limits on the dollar amount of LTC Benefit payments.

DENIAL OF LTC BENEFITS. We will notify you in writing if we deny any request for LTC Benefits. We will deny a request for LTC Benefits if we determine that you are not eligible to receive LTC Benefits as set forth in the preceding sections or if you have not fulfilled any of the requirements in order for us to determine your eligibility or process your request. You may request a review of our decision. A request for a review of a denial of a request for LTC Benefits must be in writing and must include any information that may support your request or eligibility status. The request for a review of a denial of a request for LTC Benefits must be submitted to us generally within 3 years (although this period may vary by the state the LTC Rider is issued in) after the time the request for LTC Benefits was filed. We will review your request for a review and provide a written decision, generally within 60 days after receiving it (although this period may vary because of a different requirement imposed by the state in which the LTC Rider is issued). There is no further review after we provide you with our written decision. If we determine that a request for LTC Benefits should have been granted we will pay you the LTC Benefits you should have received.

ESTABLISHING CONTINUED ELIGIBILITY FOR LTC BENEFITS

Once you qualify and begin to receive LTC Benefit payments, you must take certain steps to continue to receive LTC Benefits. If you fail to take these steps, your LTC Benefits will stop, and you will have to reestablish your eligibility to restart LTC Benefit payments. You must take the following steps to continue receiving LTC Benefit payments:

EVERY THREE MONTHS:    You must submit a new Request for Benefits form, which
                       must be received by us no earlier than 30 days prior to the end of the current three-month period for which you are receiving LTC Benefits. We will provide you with a new Request for Benefits form prior to the end of the current three-month

[SIDENOTE]

PLEASE NOTE: The amount you request in LTC Benefits may be more or less that your actual expenses for Long-Term Care Services. The LTC Rider is not a reimbursement plan and does not depend on your actual expenses. However, if you receive amounts in excess of the IRS limit, those amounts may be taxable unless you have actually incurred long-term care expenses of that amount.
See "General Provisions - Federal Taxation."

                       period. If a new Request for Benefits form is not submitted prior to the end of the current three month period for which you are receiving LTC Benefits, we will automatically pay the LTC Benefit that you are receiving for an additional month. If you do not want to receive this payment you must contact us either by phone or in writing at the address or phone number provided above. LTC Benefits paid during that month will be equal to the amount of the most recent LTC Benefit payment paid to you. If we do not receive a Request for Benefits form within 90 days after the three month period for which LTC Benefits were previously requested, you will have to reestablish your eligibility to receive benefits. Request for Benefits form are always available by contacting us at 877-534-4636.

EVERY YEAR:            At least once every 12 months after we have
                       established your initial benefit eligibility, a Licensed Health Care Practitioner must (1) complete a new assessment on a form provided by us and again certify that you are Chronically Ill, and that you are expected to remain Chronically Ill for at least 90 days, and (2) either prescribe a new Plan of Care, or reconfirm the existing Plan of Care. We will provide you with a new assessment form prior to the end of the current twelve-month period. The appropriate forms are always available by contacting us at 877-534-4636.

REVOCATION OF ELIGIBILITY FOR LTC BENEFITS. We will notify you in writing if we revoke your eligibility for LTC Benefits. You may request a review of our decision. We may revoke your eligibility if we determine that you are no longer eligible to receive LTC Benefits or should not have been found eligible to receive LTC Benefits. We may also revoke your eligibility for failure to follow any of the procedures as discussed above. A revocation of eligibility does not mean that you may be found eligible in the future. A request for a review of a revocation of eligibility must be in writing and must include any information that may support your request or eligibility status. The request for a review of a revocation of eligibility must be submitted to us generally within 3 years (although this period may vary because of a different requirement imposed by the state in which the LTC Rider is issued) after the time the last Request for Benefits form was filed.
 We will review your request for a review and provide a written decision within 60 days after receiving it. There is no further review after we provide you with our written decision. If we determine that we should not have revoked your eligibility we will pay you the LTC Benefits you should have received.

VERIFICATION OF CONTINUED ELIGIBILITY

At any time and as often as we reasonably require, we reserve the right to verify that all of the conditions for initial and ongoing eligibility are satisfied. Verification of your continued eligibility may include any or all of the following:

   - review of medical facts (including, but not limited to, medical files or diagnostic test results) to determine the extent of any Chronic Illness;
   - a physical examination at our expense by a physician of our choosing to determine that all of the criteria for eligibility are met;
   - requiring proof that you have received the prescribed care or support services.

If the Company is unable to verify that you are receiving Long-Term Care Services as set forth in the Plan of Care or that you are Chronically Ill, the Company will revoke your eligibility to receive LTC Benefits and reject any pending or subsequent request for benefits, and take action pursuant to the overpayment provision described below. Any subsequent determination of benefit eligibility will be treated as the initial determination of eligibility.

OVERPAYMENT OF LTC BENEFITS

If you no longer meet the eligibility criteria or no longer wish to receive LTC Benefit payments, you will need to notify us by contacting us either by phone or in writing at the address or phone number provided above. Failure to notify us that you no longer meet the eligibility criteria may result in an overpayment. In the event we make an overpayment to you, we will notify you and request repayment. An overpayment could be made under an existing Request for Benefits after a Covered Life is no longer eligible to receive benefits or as a result of an administrative error in processing a request for benefits. If you receive an overpayment, it is your responsibility to return the amount of the overpayment within sixty days of our request. If you do not return the overpayment within 60 days of our request, we will deduct the amount of the overpayment from your future LTC Benefits, if any, or otherwise from any withdrawals, cash surrender, or death benefit proceeds.

                         DETERMINING LTC BENEFITS

GENERAL SUMMARY OF LTC BENEFITS

Before delving into a more detailed discussion, we want to provide you with an overview of the basic choices you have relating to the LTC Rider, as well as a brief roadmap of the general concepts that impact your LTC Benefits.

CHOICES UNDER THE LTC RIDER. The amount of LTC Benefits that you may receive under the LTC Rider is dependent upon several choices that you make.

   - You will decide how much money to invest in the contract in order to fund the LTC Rider. The amount of the initial purchase payment and of any subsequent purchase payments made in the first 90 days after the contract date will determine the amount of Acceleration Benefits and Extension Benefits you may receive.

   - You will also choose whether you would like the opportunity to grow the LTC Benefits by choosing, for a higher charge, the Growth Benefit option.

   - You will choose whether to purchase for an additional cost the Optional Nonforfeiture Benefit option which provides an LTC Benefit if you terminate the LTC Rider under certain circumstances after the 3rd contract anniversary.

   - Once you are eligible to receive LTC Benefits, you will decide when and in what amounts up to certain limits you would like to receive monthly LTC Benefit payments. As long as you have met the conditions described in the "Eligibility for LTC Benefits" section of this supplement, you may use the LTC Benefit payments for any purpose and may receive more than your actual expenses for Long-Term Care Services.

ROADMAP OF IMPORTANT LTC CONCEPTS. There are certain important features of the LTC Rider you need to understand. The following section of this supplement summarizes these features.

As described above, there are two primary LTC Benefits: the Acceleration Benefit and the Extension Benefit. There is also an additional optional LTC Benefit - the Growth Benefit - that is available for an additional charge. All LTC Benefits are calculated based on the LTC Guaranteed Amount. The LTC Guaranteed amount is also important as it affects the charges you pay for the LTC Rider. See "LTC Charges" for additional information. The LTC Guaranteed Amount is equal to the Acceleration Benefit plus the Growth Benefit, if elected. However, you should understand that the LTC Guaranteed Amount is not available to you as a lump sum withdrawal or as a death benefit. See the discussion following this chart for a more detailed discussion of each LTC Benefit.

                             ACCELERATION BENEFIT
                - First payments made under the LTC Rider
                - Deducted from your contract value
                - Equals your initial purchase payment and any subsequent
                  purchase payments made in the first 90 days
                - Paid monthly up to a monthly maximum amount (referred to as
                  Maximum Monthly Level Benefit which is described in the Determining LTC Benefits- Maximum Monthly Level Benefit section)
                - Payments reduce the LTC Guaranteed Amount and Acceleration
                  Benefit
                - If the contract value is reduced to zero, benefits are paid by us from our general account
                - Not affected by investment results
                - No surrender charges, although LTC Benefit payments will be applied against the contract's free withdrawal provision reducing the amount you may otherwise withdraw without a surrender charge.

                                          |
                                          |
                                          V

                              EXTENSION BENEFIT
                - Second payments made under the LTC Rider once Acceleration
                  Benefit is reduced to zero
                - Paid by us from our general account
                - Equals double the Acceleration Benefit as of the 90th day after the contract date
                - Paid monthly up to a monthly maximum amount (referred to as
                  Maximum Monthly Level Benefit which is described in the Determining LTC Benefits- Maximum Monthly Level Benefit section)
                - Payments reduce the Extension Benefit
                - Not affected by investment results

                                          |
                                          |
                                          V

                               GROWTH BENEFIT
                - May be purchased for an additional cost
                - Increases the LTC Guaranteed Amount annually by the amount of investment gain, if any, in the subaccounts and any fixed account
                - Payments made in addition to Acceleration Benefit and
                  Extension Benefit payments
                - Deducted from your contract value
                - Paid monthly up to a monthly maximum amount that is different from the monthly maximum amounts applicable to the Acceleration Benefit and Extension Benefit and that may increase but will never decrease based upon investment performance

                - Payments reduce the LTC Guaranteed Amount and Growth Benefit
                - If the contract value is reduced to zero, paid by us from our general account
                - Each annual step-up is not affected by subsequent investment results
                - No surrender charges, although LTC Benefit payments will be applied against the contract's free withdrawal provision reducing the amount you may otherwise withdraw without a surrender charge

                                          |
                                          |
                                          V


                                 WITHDRAWALS
                - Permitted any time in addition to LTC Benefit payments
                - Will not decrease LTC Benefits (but will reduce contract value) to the extent annual withdrawals are less than or equal to 5% of the excess amount, if any, of the contract value over the LTC Guaranteed Amount as of the immediately preceding contract anniversary
                - The amount of any withdrawal that exceeds 5% of the excess amount of the contract value over the LTC Guaranteed Amount will be an Excess Withdrawal (I.E., if the LTC Guaranteed Amount is greater than or equal to the contract value on any contract anniversary, any withdrawal will be an Excess Withdrawal)
                - If the Growth Benefit has been elected, ANY withdrawal is an
                  Excess Withdrawal
                - Excess Withdrawals result in proportional reductions to all
                  LTC Benefits by the same percentage that the Excess Withdrawal reduces the contract value
                - Thus, if you purchase the Growth Benefit option, any
                  withdrawal will be an Excess Withdrawal (unless you are age 76 or the maximum LTC Guaranteed Amount limit of $800,000 has been reached, and your contract value on the immediately preceding contract anniversary exceeds the LTC Guaranteed Amount)

Now that we have discussed the general important features that impact your LTC Benefits, we can engage in a more detailed discussion of how exactly these LTC Benefits are calculated.

ACCELERATION BENEFIT PAYMENTS

Once you become eligible to receive LTC Benefits and we make a determination of your eligibility, we will move your contract value to the extent of the LTC Guaranteed Amount to our LTC Fixed Account. Amounts allocated to the LTC Fixed Account will no longer have the ability to participate in market performance. See "LTC Fixed Account" for more information.

[SIDENOTE]

ACCELERATION BENEFIT = the initial purchase payment, plus each subsequent purchase payment made within the first 90 days after the contract date, less Excess Withdrawals (adjusted as described in this supplement), less Acceleration Benefit payments. IF YOU HAVE NOT ELECTED THE GROWTH BENEFIT, THE LTC GUARANTEED AMOUNT EQUALS THE ACCELERATION BENEFIT.

We then pay you the Acceleration Benefit as monthly Acceleration Benefit payments during the Acceleration Benefit Duration. Each payment will be the amount you request up to the Maximum Monthly Level Benefit amount. See "Determining LTC Benefits - Maximum Monthly Level Benefit" below for a detailed description. The Acceleration Benefit is first paid from the contract value. Surrender charges are waived for all Acceleration Benefit payments. However, Acceleration Benefit payments will be applied against the contract's free withdrawal provision, which may impact whether surrender charges are applied to other withdrawals.

We promise that if your contract value is reduced to zero due to investment losses and there is a remaining amount of Acceleration Benefit, the remaining Acceleration Benefit payments will be paid from our assets and investments we hold in our general account, subject to the conditions discussed in this supplement. Because we transfer contract value equal to the LTC Guaranteed Amount (or all contract value, if less) to the LTC Fixed Account (which is part of our general account) once you begin receiving payments, all Acceleration Benefit payments are subject to the claims of our general creditors and the claims paying ability of Lincoln Life. The Acceleration Benefit is not available as a lump sum withdrawal or as a death benefit.

Acceleration Benefit payments reduce the Acceleration Benefit, LTC Guaranteed Amount and contract value. Excess Withdrawals will reduce the Acceleration Benefit and LTC Guaranteed Amount by the same proportion that the Excess Withdrawal reduces your contract value. See "Withdrawals" in this supplement for more information on Excess Withdrawals.

Once the Acceleration Benefit is reduced to zero, the Extension Benefit Duration will begin. In the last month that you receive an Acceleration Benefit payment, if the remaining amount of Acceleration Benefit is less than the Maximum Monthly Level Benefit amount, the payment that you receive will include the remaining Acceleration Benefit plus an amount of Extension Benefit to make the payment equal to the amount you have requested. The following month the LTC Benefit will be paid from the Extension Benefit.

EXTENSION BENEFIT PAYMENTS

Once the Acceleration Benefit is reduced to zero and you are still requesting and otherwise eligible to receive LTC Benefit payments, we will start to pay you the Extension Benefit as monthly Extension Benefit payments. Extension Benefit payments are paid up to the Maximum Monthly Level Benefit amount. See "Determining LTC Benefits - Maximum Monthly Level Benefit" below for more details. The Extension Benefit is an obligation of Lincoln Life subject to the claims-paying ability of Lincoln Life and is supported by the general account, not by your contract value. We promise to pay the Extension Benefit during the Extension Benefit Duration subject to the conditions

[SIDENOTE]

ACCELERATION BENEFIT DURATION = the period of time over which Acceleration Benefits are paid. If you have not received LTC Benefits prior to the 5th contract anniversary, the minimum Acceleration Benefit Duration will be 24 months (I.E., 2 years).

[SIDENOTE]

EXCESS WITHDRAWALS WILL REDUCE THE LTC GUARANTEED AMOUNT AND ACCELERATION BENEFIT BY THE SAME PERCENTAGE THAT THE EXCESS WITHDRAWAL REDUCES THE CONTRACT VALUE.

[SIDENOTE]

EXTENSION BENEFIT DURATION = the period of time over which Extension Benefits are paid. The Extension Benefit Duration is initially twice the length of the Acceleration Benefit Duration. If you have not received LTC Benefits prior to the 5th contract anniversary, the minimum Extension Benefit Duration will be 48 months (I.E., 4 years).

[SIDENOTE]

EXTENSION BENEFIT = twice the initial Acceleration Benefit (purchase payments within the first 90 days after the contract date), less Excess Withdrawals (adjusted as described in this supplement), less Extension Benefit payments.

[SIDENOTE]

EXCESS WITHDRAWALS WILL REDUCE THE LTC GUARANTEED AMOUNT AND EXTENSION BENEFIT BY THE SAME PERCENTAGE THAT THE EXCESS WITHDRAWAL REDUCES THE CONTRACT VALUE.

discussed in this supplement. The Extension Benefit is not available as a lump sum withdrawal or as a death benefit.

EXAMPLE:   The following example shows the calculation of the LTC Guaranteed
Amount, the Acceleration Benefit and the Extension Benefit as of the contract date, and the recalculation of those amounts after a subsequent purchase payment is made prior to the 90th day after the contract date.

Initial purchase payment January 1, 2011 (contract date equals January 1, 2011):     $100,000
Contract value January 1, 2011:                                                      $100,000
LTC Guaranteed Amount January 1, 2011 (equals initial purchase payment):             $100,000
Acceleration Benefit January 1, 2011 (equals LTC Guaranteed Amount):                 $100,000
Extension Benefit January 1, 2011 (2 x $100,000 Acceleration Benefit):               $200,000
Contract value February 1, 2011 prior to subsequent purchase payment:                $110,000
Subsequent purchase payment received February 1, 2011:                               $100,000
LTC Guaranteed Amount after subsequent purchase payment
    ($100,000 LTC Guaranteed Amount + $100,000 subsequent purchase
    payment made within 90 days of contract date):                                   $200,000
Acceleration Benefit after subsequent purchase payment:                              $200,000
Extension Benefit after subsequent purchase payment
    (2 x $200,000 Acceleration Benefit):                                             $400,000
Contract value after additional purchase payment:                                    $210,000

MAXIMUM MONTHLY LEVEL BENEFIT

The Maximum Monthly Level Benefit is the monthly limit for Acceleration and Extension Benefits that may be paid to you under the LTC Rider. The Maximum Monthly Level Benefit is calculated on the contract date and each contract anniversary up to, and including, the 5th contract anniversary. Because the maximum monthly amount is based upon the number of months over which the Acceleration Benefits are paid, the maximum monthly amount is lowest on the first contract anniversary and is recalculated and increases every year you wait to request LTC Benefits up to 5th contract anniversary. If you receive LTC Benefit payments prior to the 5th contract anniversary, the maximum monthly amount will be lower than if you wait until after five years after the contract date. We promise that the total amount of LTC Benefits available will be the same, but will be paid out over a longer time period (as long as you are alive) and at a lower monthly maximum amount.

Excess Withdrawals will reduce the Maximum Monthly Level Benefit amount by the same percentage the Excess Withdrawal reduces the contract value. See "Withdrawals" in this supplement. All other withdrawals and LTC Benefit payments will not change the Maximum Monthly Level Benefit amount. The Maximum Monthly Level Benefit amount does not include Growth Benefits.

[SIDENOTE]

MAXIMUM MONTHLY LEVEL BENEFIT = the remaining Acceleration Benefit divided by the number of months of remaining Acceleration Benefit Duration. For example, if the Acceleration Benefit is $200,000 and the Acceleration Benefit Duration as of the 5th contract anniversary was 24 months, the Maximum Monthly Level Benefit would be $8,333.33 ($200,000/24).

                              IMPORTANT NOTE:

           We designed the LTC Rider to function most optimally if you do not start receiving LTC Benefits until on or after the 5th contract anniversary. After the 5th contract anniversary, you can maximize your monthly LTC Benefit payments and receive those payments over the shortest period of time (giving you access to the money we pay from our general account during the Extension Benefit period earlier relative to when you begin taking LTC Benefit payments and over a shorter period of time). THIS DISCUSSION ASSUMES THAT YOU DO NOT BEGIN TAKING LTC BENEFIT PAYMENTS UNTIL AFTER THE 5TH CONTRACT ANNIVERSARY. However, because we wanted to provide you with the flexibility to begin taking LTC Benefit payments prior to the 5th contract anniversary if the need arises, we will highlight the impact of taking LTC Benefit payments earlier in a later section.
           See "Determining LTC Benefits - Electing to Receive LTC Benefits Before the 5th Contract Anniversary."

Whether you can request all of the Maximum Monthly Level Benefit (after the required waiting period and fulfilling all other applicable requirements to receive LTC Benefits) will depend on whether you are residing in a "nursing home" or are receiving "hospice care" (which may be received in your home or in a hospice care facility). Both of these terms are defined in the Long-Term Care Coverage Endorsement form; the actual definitions may vary because of requirements imposed by the particular state in which the LTC Benefit was issued. The following chart shows the amount you may request in LTC Benefits.

TYPE OF LONG-TERM CARE SERVICES                         AMOUNT OF MONTHLY BENEFIT YOU CAN REQUEST
--------------------------------------------            ---------------------------------------------------------
If you are residing in a nursing home or                You may request an amount up to the Maximum
are receiving hospice care:                             Monthly Level Benefit amount. Contractowners with
                                                        contracts issued in certain states may also request up
                                                        to the Maximum Monthly Level Benefit amount if
                                                        they are in an assisted living facility.

If you are eligible and qualify for other               You may request only UP TO 50% of the Maximum
qualified Long-Term Care Services                       Monthly Level Benefit amount.*  If upon
(such as but not limited to home health                 commencement of a month you qualify to receive up
care, adult day care, assisted living                   to 50% of the Maximum Monthly Level Benefit
services*), but are not residing in a                   amount and during that month you enter a nursing
nursing home or receiving hospice care:                 home or start to receive hospice care, you will qualify
                                                        to receive up to 100% of the Maximum Monthly
                                                        Level Benefit amount the following month.

*Contractowners whose contracts were issued in the following states may only request up to 50% of the Maximum Monthly Level Benefit amount for assisted living services: AK, AL, AR, AZ, DC, DE, GA, IA, KY, LA, MD, ME, MI, MO, MS, MT, NC, ND, NE, NM, OK, OR, RI, SC, SD, WV, WY.

The Maximum Monthly Level Benefit amount will not change after the 5th contract anniversary unless you make an Excess Withdrawal (as described below). IF, AFTER THE 5TH CONTRACT ANNIVERSARY, YOU RECEIVE LESS THAN THE MAXIMUM MONTHLY LEVEL BENEFIT AMOUNT IN ANY GIVEN MONTH, THE MAXIMUM MONTHLY LEVEL BENEFIT AMOUNT WILL NOT BE INCREASED, BUT THE MINIMUM ACCELERATION BENEFIT DURATION OR MINIMUM EXTENSION BENEFIT DURATION WILL BE INCREASED AND WILL EQUAL THE REMAINING ACCELERATION BENEFIT OR EXTENSION BENEFIT DIVIDED BY THE MAXIMUM MONTHLY LEVEL BENEFIT AMOUNT.

EXAMPLE: The following is an example of how taking less than the Maximum Monthly Level Benefit impacts future Maximum Monthly Level Benefit amounts and extends the Acceleration Benefit Duration and Extension Benefit Duration. This example also illustrates how the Maximum Monthly Level Benefit does not change after the 5th contract year. Assume LTC Benefit payments begin after the 5th contract anniversary and the owner receives 50% of the Maximum Monthly Level Benefit each month.

ON 5TH CONTRACT ANNIVERSARY:
Acceleration Benefit:                                                        $100,000
Acceleration Benefit Duration:                                               24 months
Extension Benefit:                                                           $200,000
Extension Benefit Duration:                                                  48 months
Maximum Monthly Level Benefit: ($100,000/24)                                 $4,166.67
Monthly LTC Benefit payment (50% of $4,166.67)                               $2,083.33

ON THE 6TH CONTRACT ANNIVERSARY:
Remaining Acceleration Benefit:
      ($100,000 - LTC Benefit payments of $25,000 ($2,083.33 x 12))          $75,000
Remaining Acceleration Benefit Duration
      (assuming the contract owner continues to receive 50% of the
      Maximum Monthly Level Benefit): ($75,000 / $2,083.33)                  36 months
Remaining Acceleration Benefit Duration
      (if the contract owner begins receiving 100% of the Maximum
      Monthly Level Benefit): ($75,000 / $4,166.67)                          18 months
Remaining Extension Benefit:                                                 $200,000
Remaining Extension Benefit Duration
      (assuming the contract owner continues to receive 50% of the
      Maximum Monthly Level Benefit each year):  ($200,000 / $2,083.33)      96 months
Remaining Acceleration Benefit Duration
      (if the contract owner begins receiving 100% of the Maximum
      Monthly Level Benefit): ($200,000 / $4,166.67)                         48 months

SPECIAL CONSIDERATIONS WHEN DETERMINING THE AMOUNT OF BENEFITS TO REQUEST:
Keep in mind that you may use the LTC Benefit payments for any purpose and may request more than your actual expenses for Long-Term Care Services (subject to the maximums discussed above). When determining the amount of the LTC Benefit to request, however, there are a number of factors you may want to take into account.

DURING THE ACCELERATION BENEFIT DURATION, for example, you may want to consider the actual cost of your care and the expected length of your care, the chance that you may not live long enough to receive all the LTC Benefit payments, and the need for death benefit and/or annuity features under your contract. During the Acceleration Benefit Duration, taking less than the maximum amount of the Acceleration Benefit to which you are entitled will extend the Acceleration Benefit Duration (and thus will extend the beginning of the Extension Benefit Duration, when LTC Benefits are being paid out of our assets). (As discussed below, not taking Growth Benefit payments will not extend the Acceleration Benefit Duration.) If the cost of any qualified Long-Term Care Services that you are receiving is less than the maximum you can request and you anticipate needing money for Long-Term Care Services for a longer period of time than the LTC Benefit Duration, then you may want to consider taking less than the maximum amount. Taking less than the maximum has the advantage of extending your benefits over a longer time period and/or allowing you to retain your death benefit and annuity options (which are reduced by withdrawals including LTC Benefit payments and thus will not be reduced as quickly), but has the disadvantage of there being a greater chance that you may not live long enough to receive all or as many LTC Benefit payments.

ONCE YOU ARE IN THE EXTENSION BENEFIT DURATION, when LTC Benefits are being paid out of our assets, it is almost universally better to take your maximum permitted amount each month, in case of death prior to all LTC Benefit payments being made.

In all cases, you should also consider the limits imposed under IRS rules. See "General Provisions - Federal Taxation" section below.

GROWTH BENEFIT OPTION

At the time you purchase the Rider, you will choose whether to add the Growth Benefit option. The Growth Benefit option may not be added after the LTC Rider is issued. The Growth Benefit option may provide an additional amount of LTC Benefit from investment gains in the subaccounts and fixed account. The Growth Benefit is paid as monthly Growth Benefit payments up to the Maximum Monthly Growth Benefit amount.

Growth Benefit payments may be paid in addition to Acceleration Benefit payments and Extension Benefit payments and are paid during both the Acceleration Benefit Duration and the Extension Benefit Duration. Thus, while your initial purchase payment (and any subsequent purchase payment made during the first 90 days up to the applicable maximum limit) is returned to you over the Acceleration Benefit Duration, your Growth Benefit is spread over both the Acceleration Benefit Duration and the Extension Benefit Duration. After the Extension Benefit is reduced to zero and if there is any remaining LTC Guaranteed Amount, you may continue to receive Growth Benefits, if otherwise eligible, until the LTC Guaranteed Amount is reduced to zero.
At such point, Growth Benefit payments will no longer be subject to the Maximum Monthly Growth Benefit limit (I.E., you can request a lump sum of any remaining LTC Guaranteed Amount).

Surrender charges are waived for all Growth Benefit payments. However, Growth Benefit payments will be applied against the contract's free withdrawal provision, which may impact whether surrender charges are applied to other withdrawals.

On each contract anniversary until you reach age 76, the LTC Guaranteed Amount may increase to an amount equal to the contract value, if higher, due to Automatic Step-ups, up to the maximum LTC Guaranteed Amount limit of $800,000 (referred to as the Automatic Step-up). The Growth Benefit is equal to the difference between the LTC Guaranteed Amount and the Acceleration Benefit, if any. On the contract date, the Growth Benefit is zero. The Growth Benefit will be calculated on each contract anniversary or at the time of an Excess Withdrawal.

Once you begin receiving LTC Benefit payments, we transfer contract value to the LTC Fixed Account (which is part of our general account) equal to the LTC Guaranteed Amount (or the contract value, if less). Each contract anniversary thereafter, we transfer to the LTC Fixed Account the amount by which the LTC Guaranteed Amount "stepped up" that year. See "LTC Fixed Account" in this supplement for additional information. BECAUSE YOUR CONTRACT VALUE WILL BE EARNING FIXED INTEREST IN THE LTC FIXED ACCOUNT AND WILL NO LONGER BE PARTICIPATING IN ANY INVESTMENT PERFORMANCE IN THE SEPARATE ACCOUNT, THERE IS VERY LITTLE LIKELIHOOD THAT THE AUTOMATIC STEP-UPS WILL CONTINUE TO INCREASE THE LTC GUARANTEED AMOUNT WHILE YOU ARE RECEIVING LTC BENEFITS EVEN THOUGH YOU WILL STILL BE

[SIDENOTE]

AUTOMATIC STEP-UPS = On each contract anniversary, the LTC Guaranteed Amount will automatically step up to the contract value as of the contract anniversary if:
- The Covered Life is still living and under age 76;
- The contract value on that contract anniversary is greater than the LTC Guaranteed Amount; and
- The maximum LTC Guaranteed Amount limit has never been reached.

[SIDENOTE]

EXCESS WITHDRAWALS WILL REDUCE THE LTC GUARANTEED AMOUNT AND GROWTH BENEFIT BY THE SAME PERCENTAGE THAT THE EXCESS WITHDRAWAL REDUCES THE CONTRACT VALUE.

PAYING AN INCREASED ACCELERATION BENEFIT CHARGE FOR THE GROWTH BENEFIT. THUS IF YOU PURCHASE THE GROWTH BENEFIT, YOU SHOULD ALLOW SUFFICIENT TIME BEFORE YOU ANTICIPATE NEEDING LTC BENEFITS TO ALLOW THE AUTOMATIC STEP-UPS TO INCREASE THE LTC GUARANTEED AMOUNT AND SHOULD NOT PURCHASE IT IF YOU ANTICIPATE NEEDING LTC BENEFIT WITHIN A SHORT TIME-FRAME.

YOU WILL PAY A HIGHER LTC CHARGE FOR THE GROWTH BENEFIT OPTION THAN FOR THE LEVEL BENEFIT OPTION. IN ADDITION, WHEN DECIDING WHETHER TO PURCHASE THE GROWTH BENEFIT OPTION, YOU SHOULD CONSIDER THAT UNDER THE GROWTH BENEFIT OPTION, ANY WITHDRAWAL WILL BE AN EXCESS WITHDRAWAL. However, if the maximum LTC Guaranteed Amount limit of $800,000 has been reached or you are age 76 or older, and your contract value exceeds the LTC Guaranteed Amount on a contract anniversary, you may withdraw an amount up to the Conforming Withdrawal amount. See "Withdrawals" in this supplement for an example of how an Excess Withdrawal reduces the LTC Guaranteed Amount.

Once the maximum LTC Guaranteed Amount limit has been reached or you are age 76 or older, you will not receive any further Automatic Step-ups of the LTC Guaranteed Amount (even if it later declines due to Excess Withdrawals or LTC Benefit payments). Contract value in excess of the maximum LTC Guaranteed Amount will not provide any additional Growth Benefit.

EXAMPLE:   Following is an example of how the Automatic Step-ups will work through the first three contract anniversaries (assuming no withdrawals).

Total purchase payments added to the contract as of 90th day after the contract date:           $200,000
LTC Guaranteed Amount as of 90th day after the contract  date equals total purchase
payments made into the contract:                                                                $200,000
Acceleration Benefit as of 90th day after the contract date:                                    $200,000
Total contract value on 1st contract anniversary reflecting investment gain:                    $225,000
New LTC Guaranteed Amount on 1st contract anniversary:                                          $225,000
LTC Guaranteed Amount steps up since $225,000 is greater than
LTC Guaranteed Amount of $200,000:                                                              $225,000
Growth Benefit on 1st contract anniversary
    ($225,000 LTC Guaranteed Amount - $200,000 Acceleration Benefit):                           $ 25,000
Total contract value on 2nd contract anniversary reflecting investment loss from previous contract anniversary
    ($225,000 LTC Guaranteed Amount does not change as the contract value
    of $218,000 is less; $25,000 Growth Benefit does not change):                               $218,000
Total contract value on 3rd contract anniversary reflecting investment gain from
previous contract anniversary:                                                                  $240,000
New LTC Guaranteed Amount
    (LTC Guaranteed Amount steps up as $240,000 is greater than
    LTC Guaranteed Amount of $225,000):                                                         $240,000
Growth Benefit on 3rd contract anniversary
    ($240,000 LTC Guaranteed Amount - $200,000 Acceleration Benefit):                           $ 40,000

You may choose to irrevocably terminate the Automatic Step-ups if you believe that you have sufficient LTC Benefits to cover your needs and do not want or need to further increase the LTC Benefits. You may terminate Automatic Step-ups after the 5th contract anniversary by notifying us in writing at least 30 days prior to the next contract anniversary. By choosing to terminate the Automatic Step-ups, the LTC Guaranteed Amount will no longer step up to the contract value, if higher. YOU WILL STILL PAY THE HIGHER ACCELERATION BENEFIT CHARGE ASSOCIATED WITH THE GROWTH BENEFIT IF YOU TERMINATE AUTOMATIC STEP-UPS. HOWEVER, THE CHARGE WILL NOT INCREASE AS THE LTC GUARANTEED AMOUNT (WHICH THE CHARGE IS BASED ON) WILL NO LONGER INCREASE BECAUSE OF STEP-UPS TO THE CONTRACT VALUE. SEE "LTC CHARGE" IN THIS SUPPLEMENT.

Growth Benefit payments reduce the Growth Benefit, the LTC Guaranteed Amount, and the contract value by the dollar amount of the payment. Excess Withdrawals reduce the Growth Benefit by the same percentage that the Excess Withdrawal amount reduces the contract value. This means that the reduction in the Growth Benefit could be more than the dollar amount withdrawn.
Because we transfer contract value equal to the LTC Guaranteed Amount (or all contract value, if less) to the LTC Fixed Account once you begin receiving payments and each contract anniversary thereafter, all Growth Benefit payments are subject to claims of our general creditors and to the claims paying ability of Lincoln Life.

MAXIMUM MONTHLY GROWTH BENEFIT

The Maximum Monthly Growth Benefit amount is the maximum amount of Growth Benefit that may be paid in any calendar month. The Maximum Monthly Growth Benefit amount is recalculated each contract anniversary and upon an Excess Withdrawal. The calculation of the Maximum Monthly Growth Benefit amount is based on payment of the Growth Benefit over both the Acceleration and Extension Benefit Durations.

Under the formula, we determine how many months of Acceleration and Extension Benefit payments are remaining by dividing the total remaining Acceleration and Extension Benefits by the Maximum Monthly Level Benefit amount. Then the Growth Benefit is divided over this same number of months.

When you make a request for benefits, you may request an amount up to the Maximum Monthly LTC Benefit amount. You will receive a single monthly LTC Benefit payment that will include the Growth Benefit payment, in addition to either the Acceleration Benefit payment or Extension Benefit payment. We deduct your request first from the Acceleration Benefit (during the Acceleration Benefit Duration) or Extension Benefit (during the Extension Benefit Duration) up to the Maximum Monthly Level Benefit (which is the maximum amount you could request if you did not have the Growth Benefit option). Any amount requested above that amount will be deducted from the Growth Benefit up to the Maximum Monthly LTC Benefit amount. THUS, NO GROWTH BENEFIT PAYMENTS WILL BE MADE UNLESS YOU ARE REQUESTING MORE THAN THE MAXIMUM MONTHLY LEVEL BENEFIT AMOUNT AVAILABLE TO YOU FOR THAT MONTH. HOWEVER, ANY UNUSED GROWTH BENEFIT PAYMENTS CAN BE USED ONCE THE MAXIMUM GROWTH BENEFIT MONTHLY PAYMENT IS RECALCULATED.

Whether you can request all of the Maximum Monthly LTC Benefit will depend on whether you are residing in a nursing home or receiving hospice care:

TYPE OF LONG-TERM CARE SERVICES                         AMOUNT OF MONTHLY BENEFIT YOU CAN REQUEST
---------------------------------------------           ----------------------------------------------------------
If you are residing in a nursing home or                You may request an amount up to the Maximum
are receiving hospice care:                             Monthly LTC Benefit amount. Contractowners with
                                                        contracts issued in certain states may also request up to
                                                        the Maximum Monthly LTC Benefit amount if they are
                                                        in an assisted living facility.

[SIDEBAR]

MAXIMUM MONTHLY LTC BENEFIT AMOUNT = the Maximum Monthly Level Benefit amount plus the Maximum Monthly Growth Benefit amount

[SIDEBAR]

The MAXIMUM MONTHLY GROWTH BENEFIT AMOUNT = [i / ((ii + iii) / iv)] where:
(i)   equals the Growth Benefit on the contract anniversary;
(ii)  equals any remaining Acceleration Benefit on the contract anniversary;
(iii) equals any remaining Extension Benefit on the contract anniversary; and
(iv) equals the Maximum Monthly Level Benefit amount on the contract anniversary.

If you are eligible and qualify for other               You may request only UP TO 50% of the Maximum
qualified Long-Term Care Services                       Monthly LTC Benefit amount.*  If upon commencement
(such as but not limited to home health                 of a month you qualify to receive up to 50% of the
care, adult day care, assisted living                   Maximum Monthly LTC Benefit amount and during that
services*), but are not residing in a                   month you enter a nursing home or start to receive
nursing home or receiving hospice care:                 hospice care, you will qualify to receive up to 100% of
                                                        the Maximum Monthly LTC Benefit amount the
                                                        following month.

*Contractowners whose contracts were issued in the following states may only request up to 50% of the Maximum Monthly Benefit amount for assisted living services: AK, AL, AR, AZ, DC, DE, GA, IA, KY, LA, MD, ME, MI, MO, MS, MT, NC, ND, NE, NM, OK, OR, RI, SC, SD, WV, WY.

EXAMPLE:   The following is an example of how the Maximum Monthly Growth
Benefit amount, Maximum Monthly Level Benefit amount and the Maximum Monthly LTC Benefit are calculated on the 5th contract anniversary with growth of the contract value from investment gains of $20,000 and assuming $100,000 purchase payments were made prior to 90th day after the contract date.

Acceleration Benefit on 5th contract anniversary:                                 $100,000
Extension Benefit on 5th contract anniversary:                                    $200,000
Contract value on 5th contract anniversary:                                       $120,000
LTC Guaranteed Amount on 5th contract anniversary steps-up to
contract value of $120,000:                                                       $120,000
Growth Benefit
    ($120,000 LTC Guaranteed Amount - $100,000 Acceleration Benefit):             $ 20,000
Maximum Monthly Level Benefit
    ($100,000 / 24 months of Acceleration Benefit Duration left):                 $4,166.67
Maximum Monthly Growth Benefit
    [($20,000 Growth Benefit / (($100,000 Acceleration Benefit +
    $200,000 Extension Benefit) /  $4,166.67 Maximum Monthly Level Benefit)]:     $  277.28
Maximum Monthly LTC Benefit ($4,16.67 + 277.78):                                  $ 4,444.45

SPECIAL CONSIDERATIONS WHEN DETERMINING THE AMOUNT OF BENEFITS TO REQUEST:
If you receive less than the Maximum Monthly Growth Benefit amount, the unused Growth Benefit for that month will not be available for the remainder of that contract year. On the next contract anniversary, the remaining Growth Benefit for the prior year will carry over and the Growth Benefit and the Maximum Monthly Growth Benefit amount will be recalculated, and will increase, as stated above. Taking less than the Maximum Monthly Growth Benefit amount will not extend the Acceleration Benefit Duration or Extension Benefit Duration. This calculation is intended to permit you to take your remaining Growth Benefit over the same period you will receive your remaining Acceleration Benefit plus your Extension Benefit. Any Growth Benefit remaining at the end of the Extension Benefit Duration will continue to be available to you as LTC Benefit payments until exhausted, and will not be subject to a monthly maximum limit.

EXAMPLE:   Continuing the prior example if, during the first six months of the contract year, you requested that you be paid the entire Maximum Monthly Growth Benefit each month and then for the other six months you requested no Growth Benefit, there will be unused Growth Benefit for that contract year of $1,663.68 ($277.28 Maximum Monthly Growth Benefit x 6 months). On the next contract anniversary, the Maximum Monthly Growth Benefit will increase because there was unused Growth Benefit during the current contract year.

ELECTING TO RECEIVE LTC BENEFITS BEFORE THE 5TH CONTRACT ANNIVERSARY

As we previously mentioned, we designed the LTC Rider to function most optimally if you do not start receiving LTC Benefits until on or after the 5th contract anniversary. The LTC Rider is designed to provide the highest amount of monthly LTC Benefits if you wait until after the 5th contract anniversary to receive LTC Benefit payments, though no matter when you start to receive LTC Benefit payments, we promise to pay you the same overall amount of LTC Benefits. The preceding discussion assumed that you do not begin taking LTC Benefit payments before the 5th contract anniversary. However, you have the flexibility to begin taking LTC Benefit payments prior to the 5th contract anniversary if the need arises. This section highlights the impact of taking LTC Benefit payments earlier.

When you purchase the LTC Rider, the LTC Benefit Duration is equal to 252 months and is comprised of 84 months (I.E., 7 years) of Acceleration Benefit Duration plus 168 months (I.E., 14 years) of Extension Benefit Duration. If you have not received LTC Benefits, on each contract anniversary up to the 5th contract anniversary, we will recalculate the LTC Benefit Duration by subtracting 12 months from the Acceleration Benefit Duration and 24 months from the Extension Benefit Duration. THIS IS IMPORTANT BECAUSE THE ACCELERATION BENEFITS AND THE EXTENSION BENEFITS ARE PAID MONTHLY UP TO THE MAXIMUM MONTHLY LEVEL BENEFIT AMOUNT AND THE MAXIMUM MONTHLY LEVEL BENEFIT AMOUNT IS CALCULATED BASED ON THE NUMBER OF MONTHS REMAINING IN THE ACCELERATION BENEFIT DURATION OR EXTENSION BENEFIT DURATION.

The following chart illustrates how the LTC Benefit Durations decrease each year that you wait to receive LTC Benefit payments up to the 5th contract anniversary. You should refer to this chart and carefully consider the information contained in the chart in order to determine the minimum Acceleration Benefit Duration and the minimum Extension Benefit Duration based on the contract year you start to submit requests for LTC Benefits.

                     LTC BENEFIT DURATION CHART
CONTRACT YEAR OF FIRST     ACCELERATION        EXTENSION       TOTAL LTC
 REQUEST FOR MAXIMUM         BENEFIT            BENEFIT         BENEFIT
LEVEL BENEFIT AMOUNTS       DURATION           DURATION        DURATION
----------------------     ------------       ----------      ----------
       1*                   84 months         168 months      252 months
       2                    72 months         144 months      216 months
       3                    60 months         120 months      180 months
       4                    48 months          96 months      144 months
       5                    36 months          72 months      108 months
       6+                   24 months          48 months       72 months

* You may not receive LTC Benefit payments prior to the first contract anniversary and satisfaction of the 90-day Deductible Period.

When a benefit payment less than the Maximum Monthly Level Benefit amount is made prior to the 5th contract anniversary, we will recalculate your Maximum Monthly Level Benefit amount and it will increase, but we will not extend the Acceleration Benefit Duration. Accordingly, if you receive less than the Maximum Monthly Level Benefit amount in any contract year prior to the 5th contract anniversary, the Maximum Monthly Level Benefit will be recalculated on the contract anniversary and will increase. In addition, the minimum Extension Benefit Duration will be recalculated on the contract anniversary and will decrease due to the higher Maximum Monthly Level Benefit amount. The Extension Benefit Duration will be recalculated to equal the Extension Benefit divided by the recalculated Maximum Monthly Level Benefit.

EXAMPLE: The following chart provides an example of how the Maximum Monthly Level Benefit (annualized) increases each year that you wait to start receiving Acceleration Benefit payments up to the 5th contract anniversary. This chart illustrates a purchase payment of $100,000, resulting in an Acceleration Benefit of $100,000 as of the contract year when you start to receive Acceleration Benefit payments. The example also assumes you have chosen the Level Benefit option and that the Maximum Monthly Level Benefit amount is taken each contract year starting at the beginning of the contract year and that no withdrawals have been made other than the illustrated LTC Benefit amounts.

                 Maximum Monthly Level Benefit (annualized)
             based on when Acceleration Benefit payments begin
                             ACCELERATION    ACCELERATION    ACCELERATION    ACCELERATION    ACCELERATION
                             BENEFIT         BENEFIT         BENEFIT         BENEFIT         BENEFIT
                             PAYMENTS        PAYMENTS        PAYMENTS        PAYMENTS        PAYMENTS
LTC BENEFIT     CONTRACT     BEGIN IN        BEGIN IN        BEGIN IN        BEGIN IN        BEGIN IN
DURATION          YEAR       YEAR 2          YEAR 3          YEAR 4          YEAR 5          YEAR 6
----------------------------------------------------------------------------------------------------------
Acceleration       1*
Benefit            2          $16,667
                   3          $16,667         $20,000
                   4          $16,667         $20,000         $25,000
                   5          $16,667         $20,000         $25,000         $33,333
                   6          $16,667         $20,000         $25,000         $33,333         $50,000
                   7          $16,667         $20,000         $25,000         $33,333         $50,000
Extension          8          $16,667         $20,000         $25,000         $33,333         $50,000
Benefits           9          $16,667         $20,000         $25,000         $33,333         $50,000
                   10         $16,667         $20,000         $25,000         $33,333         $50,000
                   11         $16,667         $20,000         $25,000         $33,333         $50,000
                   12         $16,667         $20,000         $25,000         $33,333
                   13         $16,667         $20,000         $25,000         $33,333
                   14         $16,667         $20,000         $25,000
                   15         $16,667         $20,000         $25,000
                   16         $16,667         $20,000
                   17         $16,667         $20,000
                   18         $16,667
                   19         $16,667

* You may not receive LTC Benefit payments prior to the first contract anniversary and satisfaction of the 90-day Deductible Period. For illustrative purposes, this chart does not include satisfaction of the Deductible Period.

EXAMPLE: Continuing the example illustrated by the chart, if you started to receive Acceleration Benefit payments during the 3rd contract year, the Maximum Monthly Level Benefit would be calculated as follows:

LTC Guaranteed Amount as of 2nd contract anniversary:                                       $100,000
Acceleration Benefit (equals LTC Guaranteed Amount):                                        $100,000
Extension Benefit (2 x Acceleration Benefit):                                               $200,000
Remaining Acceleration Benefit Duration (from LTC Benefit Duration chart)                  60 months
Maximum Monthly Level Benefit
     ($100,000 Acceleration Benefit / 60 months):                          $1,667.67 or $20,000 per year
Remaining Extension Benefit Duration (from LTC Benefit Duration)                          120 months

By electing to start receiving Acceleration Benefit payments in the 3rd contract year, the Maximum Monthly Level Benefit (annualized) would be $20,000. If the Maximum Monthly Level Benefit were requested and paid out each month, the Acceleration Benefit Duration would be 60 months (5 years) followed by an Extension Benefit Duration of 120 months (10 years). The total available Acceleration and Extension Benefits would still be $300,000 ($100,000 Acceleration Benefit plus $200,000 Extension Benefit). If you waited to start receiving the Acceleration Benefit payments on or after the 5th contract anniversary, the annual benefit would have been $50,000 paid out over the minimum Acceleration and Extension Benefit Durations of 24 and 48 months respectively.

If you are receiving the Maximum Monthly Level Benefit each month, the Maximum Monthly Level Benefit will not change the following contract year. If you receive less than the Maximum Monthly Level Benefit amount in any contract year prior to the 5th contract anniversary, the Maximum Monthly Level Benefit will be recalculated on the contract anniversary and will increase. In addition, the minimum Extension Benefit Duration will be recalculated on the contract anniversary and will decrease due to the higher Maximum Monthly Level Benefit amount. The Extension Benefit Duration will be recalculated to equal the Extension Benefit divided by the recalculated Maximum Monthly Level Benefit.

EXAMPLE: Continuing the previous example, the following is an example of how the Maximum Monthly Level Benefit amount and the minimum Extension Benefit Duration are recalculated on the 3rd contract anniversary where less than the Maximum Monthly Level Benefit amount has been requested. The example assumes the Level Benefit option has been chosen. The $100,000 LTC Guaranteed Amount as of the 2nd contract anniversary has been reduced by Acceleration Benefit payments of only $10,000 (paid in the third contract year) of the available annual amount of $20,000.

LTC Guaranteed Amount as of the 3rd contract anniversary
    ($100,000 - $10,000 LTC Benefit payment in prior contract year):                                 $90,000
Acceleration Benefit (equals the LTC Guaranteed Amount):                                             $90,000
Extension Benefit (has not been reduced as no Extension Benefits have been paid):                   $200,000
Minimum Acceleration Benefit Duration (from LTC Benefit Duration chart)                            48 months
Maximum Monthly Level Benefit
    ($90,000 Acceleration Benefit / 48 months):                                    $1,875.00 or $22,500 per year
Minimum Extension Benefit Duration
    ($200,000 Extension Benefit / $1,875 Maximum Monthly Level Benefit):                          107 months

The remaining Acceleration Benefit Duration after the 3rd contract anniversary is 48 months. The new Maximum Monthly Level Benefit amount increases to $22,500 (annualized) and the Extension Benefit Duration decreases to 107 months due to receiving less than the Maximum Monthly Level Benefit amount. Only one-half of the Maximum Monthly Level Benefit amount ($937.50) will be available to you if you are not confined to a nursing home or are not receiving hospice care.

On the 5th contract anniversary, we will recalculate the Maximum Monthly Level Benefit amount for the last time and it will not change thereafter unless you make an Excess Withdrawal. If after the 5th contract anniversary, you receive less than the Maximum Monthly Level Benefit amount in any given month, the Maximum Monthly Level Benefit amount will not be increased; but the minimum Acceleration Benefit Duration or minimum Extension Benefit Duration will be increased and will equal the remaining Acceleration Benefit or Extension Benefit divided by the Maximum Monthly Level Benefit amount.

                              WITHDRAWALS

You may be able to make withdrawals pursuant to the withdrawal provision of your contract without a reduction to the LTC Benefits if the LTC Guaranteed Amount is less than the contract value. Under the LTC Rider, withdrawals are either Conforming Withdrawals or Excess Withdrawals. Conforming Withdrawals will not have any effect on the LTC Benefits and will reduce the contract value by the amount of the withdrawal. Excess Withdrawals reduce the LTC Benefits by the same percentage that the Excess Withdrawal reduced the contract value. Excess Withdrawals reduce the contract value by the amount of the withdrawal. The tax consequences of withdrawals are discussed in the "Federal Tax Matters" section of your prospectus.

All withdrawals you make, whether or not within the Conforming Withdrawal amount, will continue to be subject to any other terms and conditions contained in your contract, including surrender charges, unless one of the waiver of surrender charge provisions set forth in your prospectus is applicable. See "The Contracts - Surrenders and Withdrawals" and "Charges and Other Deductions - Surrender Charge" in your prospectus. All withdrawals, whether Conforming or Excess, will be applied against the contract's free withdrawal provision. See "General Provisions - Contract Free Withdrawal Provision" in this supplement for additional information.

CONFORMING WITHDRAWALS

If available, You may make periodic withdrawals from your contract value in amounts less than or equal to the Conforming Withdrawal amount each contract year without reducing the LTC Benefits. Conforming Withdrawals may be withdrawn in addition to receiving LTC Benefit payments and are subject to surrender charges, if any. Conforming Withdrawals will NOT reduce the LTC Guaranteed Amount, the Acceleration Benefit, Extension Benefit, and if elected, the Growth Benefit. IF THE LTC GUARANTEED AMOUNT IS EQUAL TO OR GREATER THAN YOUR CONTRACT VALUE ON A CONTRACT ANNIVERSARY, ANY WITHDRAWAL IN THAT CONTRACT YEAR WILL NOT BE A CONFORMING WITHDRAWAL. MOREOVER, IF YOU ELECT THE GROWTH BENEFIT OPTION, ANY WITHDRAWAL WILL BE DEEMED AN EXCESS WITHDRAWAL UNLESS YOU ARE AGE 76 OR OLDER OR THE MAXIMUM LTC GUARANTEED AMOUNT LIMIT OF $800,000 HAS BEEN REACHED AND YOUR CONTRACT VALUE EXCEEDS THE MAXIMUM LTC GUARANTEED AMOUNT ON A CONTRACT ANNIVERSARY, IN WHICH CASE YOU MAY WITHDRAW AN AMOUNT UP TO THE CONFORMING WITHDRAWAL AMOUNT FOR THAT CONTRACT YEAR.

EXCESS WITHDRAWALS

Excess Withdrawals are the cumulative amounts withdrawn from the contract during the contract year that exceeds the Conforming Withdrawal amount. Only that portion of the current withdrawal amount that exceeds the Conforming Withdrawal amount will b deemed to be an Excess Withdrawal.. ANY EXCESS WITHDRAWAL THAT REDUCES THE CONTRACT VALUE TO ZERO WILL TERMINATE THE LTC RIDER AND THE ONLY LTC BENEFIT THAT YOU MAY RECEIVE WILL BE THE OPTIONAL NONFORFEITURE BENEFIT, IF ELECTED.

Excess Withdrawals will reduce the LTC Guaranteed Amount, Acceleration Benefit, Extension Benefit, Maximum Monthly Level Benefit and any Growth Benefit and Maximum Monthly Growth Benefit by the same percentage that the Excess Withdrawal reduces the contract value. This means that the reductions in these amounts could be more than the dollar amount withdrawn. IN A DECLINING MARKET, EXCESS WITHDRAWALS MAY SUBSTANTIALLY REDUCE OR ELIMINATE THE LTC BENEFITS, THE MAXIMUM MONTHLY LEVEL BENEFIT, AND IF ELECTED, MAXIMUM MONTHLY GROWTH BENEFIT.

EXAMPLE: The following example shows how an Excess Withdrawal, in a declining market, reduces the Acceleration Benefit, LTC Guaranteed Amount, Maximum Monthly Level Benefit, Extension Benefit, Maximum

[SIDENOTE]

CONFORMING WITHDRAWAL = any withdrawal that does not exceed during a contract year the greater of $0 and (a) minus (b) where:
(a) equals 5% of the difference of the contract value over the LTC Guaranteed Amount as of the most recent contract anniversary (or, prior to the first contract anniversary, the contract date); and
(b) equals all prior withdrawals in that contract year.

[SIDENOTE]

More specifically, Excess Withdrawals reduce various benefits in accordance with the following formula:
- Multiply the benefit being affected (I.E., the Acceleration Benefit) before the Excess Withdrawal by (1 - the Reduction Percentage due to Excess Withdrawal).
- The Reduction Percentage due to Excess Withdrawal = Excess Withdrawal / contract value before the Excess Withdrawal.
Importantly, this means that the reduction could be more than the dollar amount withdrawn.

Monthly Growth Benefit and Growth Benefit. The example assumes you have chosen the Growth Benefit option. Since the LTC Guaranteed Amount is greater than the contract value, any withdrawal is an Excess Withdrawal and there is no Conforming Withdrawal amount.

LTC Guaranteed Amount:                                                         $320,000
Acceleration Benefit:                                                          $120,000
Extension Benefit:                                                             $240,000
Maximum Monthly Level Benefit:                                                 $  5,000
Growth Benefit:                                                                $200,000
Maximum Monthly Growth Benefit                                                 $  2,777
Excess Withdrawal from contract value:                                         $  4,000
Contract value immediately prior to Excess Withdrawal:                         $ 85,000
Reduction Percentage due to Excess Withdrawal
    [$4,000 Excess Withdrawal / $85,000 contract value]:                          4.71%
LTC Guaranteed Amount after Excess Withdrawal
    [$320,000LTC Guaranteed Amount  x (1-4.71%)]:                              $304,928
Extension Benefit after Excess Withdrawal
    [$240,000 x (1-4.71%)]:                                                    $228,706
Maximum Monthly Level Benefit after Excess Withdrawal
    [$5,000 Maximum Monthly Level Benefit x (1-4.71%)]:                        $  4,765
Growth Benefit after Excess Withdrawal [$200,000 Growth Benefit x (1-4.71%)]:  $190,580
Maximum Monthly Growth Benefit after Excess Withdrawal
    [$2,777 Maximum Monthly Growth Benefit x (1-4.71%)]:                       $  2,646

                           LTC FIXED ACCOUNT

The LTC Fixed Account is part of the general account, and thus is not insulated from the claims of our general creditors. The LTC Fixed Account is designated to hold an amount equal to the LTC Guaranteed Amount while paying LTC Benefits. The LTC Fixed Account will offer a rate of interest that will be adjusted periodically and is guaranteed to be an effective rate of not less than the minimum guaranteed interest rate stated in your contract on amounts held in the LTC Fixed Account. Contracts issued in certain states may guarantee a higher minimum rate of interest than in other states. Refer to your contract for the specific guaranteed minimum interest rate applicable to your contract. See "Fixed Side of the Contract" in your prospectus for more information about the general account.

On the date we make the initial determination that you are eligible to receive LTC Benefits (as described in the "Establishing Benefit Eligibility" section), we will transfer contract value equal to the LTC Guaranteed Amount (or all contract value, if less) as of that date to the LTC Fixed Account. Amounts transferred to the LTC Fixed Account will no longer have the ability to participate in the performance of the variable subaccounts. The contract value will be transferred proportionally from the variable subaccounts and the fixed account for use with dollar-cost averaging, if any, in which you are invested. Transfers of contract value to the LTC Fixed Account may reduce the contract value in the subaccounts to zero. Acceleration Benefit payments and Growth Benefit payments (if elected) will first be deducted from the LTC Fixed Account. LTC Charges will be deducted proportionally from the LTC Fixed Account, the fixed account for use with dollar-cost averaging and the subaccounts.

On the contract anniversary that follows the initial determination of eligibility to receive LTC Benefits and on each contract anniversary that follows, we will transfer contract value to and from the LTC Fixed Account, the subaccounts and any other fixed account. The amount of contract value that will be transferred into the LTC Fixed Account will be equal to the difference, if any, between the LTC Guaranteed Amount and the contract value that is in the LTC Fixed Account. This may result in the entire contract value being allocated to the LTC Fixed Account. If the contract value in the LTC Fixed Account exceeds the LTC Guaranteed Amount, we will move contract value equal to the difference between the contract value and the LTC Guaranteed Amount from the LTC Fixed Account to the subaccounts according to your instructions for future allocations.

If you begin receiving LTC Benefits and then stop receiving LTC Benefits for twelve consecutive months, we will allow you to transfer in installments the contract value in the LTC Fixed Account back to the subaccounts. This transfer will be made under a twelve-month dollar-cost averaging service. See "The Contracts - Additional Services" in your prospectus for more details on dollar-cost averaging. If, after you stop receiving LTC Benefits and then at a later date recommence receiving benefits, sufficient contract value will be transferred back to the LTC Fixed Account so that the balance in the LTC Fixed Account equals the LTC Guaranteed Amount.

                               TERMINATION

TERMINATION EVENTS

The LTC Rider will terminate under any of the following circumstances:

   - termination of the contract;
   - upon written request to terminate the LTC Rider after the 3rd contract anniversary (you may not request to terminate the LTC Rider prior to the 3rd contract anniversary);
   - you elect to receive annuity payouts under any of the annuity payout options available under the contract, including but not limited to electing either I4LIFE(R) Advantage (with or without the Guaranteed Income Benefit), or LINCOLN SMARTINCOME(SM) Inflation;
   - on the date the contractowner is changed due to death or divorce;
   - upon the death of the Covered Life;
   - 45 days after the contract date if a signed duplicate copy of the contract amendment issued with the LTC Rider is not returned to Lincoln Life;
   - an Excess Withdrawal reduces the contract value to zero;
   - all LTC Benefits are reduced to zero;
   - you terminate the LTC Rider under the Nonforfeiture provision.
   - within the first 6 months following the contract date we determine that you made a misrepresentation in the application or contract amendment that was material to the issuance of the rider we may void or terminate the rider.
   - after the first 6 months but prior to the end of the first 24 months after the contract date we determine that you made a misrepresentation that was material to both the issuance of the rider and a claim for LTC Benefits we may void or terminate the rider.
   - after 24 months from the contract date if we determine that you knowingly or intentionally misrepresented relevant facts relating to your health the LTC Rider may be voided or terminated by us.

Upon termination of the LTC Rider, the LTC Benefits (except benefits provided under either Nonforfeiture Benefit provision) and LTC Charge will terminate and a proportional amount of the LTC Charge will be deducted. Contract value in the LTC Fixed Account will be transferred to the subaccounts according to your future subaccount allocation instructions. The termination will not result in any increase to the contract value to equal the LTC Guaranteed Amount.

NONFORFEITURE BENEFIT

The LTC Rider provides a nonforfeiture benefit ("Nonforfeiture Benefit") if you terminate the LTC Rider in certain circumstances (described below). The Nonforfeiture Benefit provides a reduced long-term care insurance benefit.

   - There is a Nonforfeiture Benefit called the CONTINGENT NONFORFEITURE BENEFIT, provided without charge that pays a reduced long-term care insurance benefit if you terminate the LTC Rider due to a specified increase of the charge for the Extension Benefit.

   - You may also choose to add an enhanced Nonforfeiture Benefit, called the OPTIONAL NONFORFEITURE BENEFIT, for an additional charge, that pays a reduced long-term care insurance benefit. It is "enhanced" because you may terminate the LTC Rider for any reason after 3 years, rather than just if there is a specified increase of the charge for the Extension Benefit.

Once either Nonforfeiture Benefit is in effect, the LTC Charges will terminate. You should be aware that the Nonforfeiture Benefit provision provides only a limited amount of LTC Benefits. Moreover, the LTC Benefits provided by the Contingent Nonforfeiture Benefit and the Optional Nonforfeiture Benefit are equivalent; (this amount is hereinafter referred to as the "Nonforfeiture Benefit Amount") the important difference between the two are the conditions under which they will be paid. These conditions are described below. The Nonforfeiture Benefit Amount is the greater of:

   - one month's Maximum Monthly Level Benefit in effect on the date that the LTC Rider is terminated; or

   - an amount equal to the sum of all Extension Benefit Charges and Optional Nonforfeiture Benefit Charges paid for the LTC Rider minus any Extension Benefits paid prior to the date the LTC Rider is terminated.

Payments of the Nonforfeiture Benefit Amount are made only after the seventh contract anniversary and after the conditions set forth below are met. Payment of the Nonforfeiture Benefit Amount is subject to the benefit eligibility and deductible period requirements described in the "Establishing Benefit Eligibility" section. Nonforfeiture Benefit Amount payments must be requested as described in the "Requesting LTC Benefits" section. Nonforfeiture Benefit Amount payments will be payable monthly up to the Maximum Monthly Level Benefit amount in effect on the date that the LTC Rider is terminated.

Once the Nonforfeiture Benefit provision is effective, it will remain effective until the earlier of the death of the Covered Life or the date the total Nonforfeiture Benefit Amounts have been fully paid out. Upon the death of the Covered Life, the Nonforfeiture Benefit terminates. The Nonforfeiture Benefit Amount will not exceed the remaining amount of Extension Benefits that would have been paid if the LTC Rider had remained in force.

CONTINGENT NONFORFEITURE BENEFIT. The Contingent Nonforfeiture Benefit is provided at no charge on all LTC Riders. The Contingent Nonforfeiture Benefit will pay you the Nonforfeiture Benefit Amount if both of the following conditions are met:

   - the Extension Benefit Charge has increased by more than a specified percentage over the initial charge; and

   - you surrender your contract or elect to terminate the LTC Rider within 120 days after the Extension Benefit Charge is increased.

The specified percentage of change to the Extension Benefit Charge that will trigger the availability of Contingent Nonforfeiture Benefit is determined by your age as of the contract date. The specified percentages are as follows:

 AGE ON      PERCENT OVER INITIAL     AGE     PERCENT OVER INITIAL
CONTRACT       EXTENSION BENEFIT                EXTENSION BENEFIT
  DATE               CHARGE                          CHARGE
------------------------------------------------------------------
 45-49               130%              66             48%
 50-54               110%              67             46%
 55-59                90%              68             44%
  60                  70%              69             42%
  61                  66%              70             40%
  62                  62%              71             38%
  63                  58%              72             36%
  64                  54%              73             34%
  65                  50%              74             32%

OPTIONAL NONFORFEITURE BENEFIT. As noted, for an additional charge, you may purchase the Optional Nonforfeiture Benefit. The Optional Nonforfeiture Benefit provides for payment of the Nonforfeiture Benefit Amount under the following conditions:

   - you surrender the contract at least three years after the contract date;
     or
   - you submit a written request to terminate the LTC Rider at least three years after the contract date; or
   - you elect to receive annuity payments under any annuity payout option available in the contract or any other annuity settlement option we make available and commencing prior to the contract's maturity date and at least three years after the contract date.

If you purchase the Optional Nonforfeiture Benefit and terminate the LTC Rider under conditions applicable under either the Contingent Nonforfeiture Benefit and the Optional Nonforfeiture Benefit, only the one applicable Nonforfeiture Benefit will be payable. The Optional Nonforfeiture provision may not be purchased after the LTC Rider is issued.

                                 LTC CHARGE

GENERAL

While this LTC Rider is in effect, there is a charge for the LTC Rider ("LTC Charge") that is deducted from the contract value on a quarterly basis. The LTC Charge will consist of the sum of three charges:

   - the Acceleration Benefit Charge,
   - the Extension Benefit Charge, and
   - the Optional Nonforfeiture Benefit Charge (if elected).

The first deduction will occur on the business day on or next following the three month contract anniversary and will be deducted every three months thereafter. This deduction will be made proportionally from the contract value in the subaccounts, the fixed account for use with dollar-cost averaging and the LTC Fixed Account until the contract value is reduced to zero. Deductions from the subaccounts and the fixed accounts will be made in proportion to the value in each subaccount and fixed account. A proportional LTC Charge will be deducted upon termination of the LTC Rider, upon commencement of annuity payouts and upon contract surrender. A proportional LTC Charge will not be deducted if the LTC Rider is terminated due to death.

ACCELERATION BENEFIT CHARGE

The Acceleration Benefit Charge has a guaranteed maximum annual percentage rate of 1.50% of the LTC Guaranteed Amount. The current annual percentage rate is 0.50% of the LTC Guaranteed Amount under the Growth Benefit option and 0.35% of the LTC Guaranteed Amount under the Level Benefit option. The annual percentage rate may change at any time and will never exceed the guaranteed maximum annual percentage rate of 1.50 % of the LTC Guaranteed Amount. We will give you 30 days written notice of our intent to raise the annual percentage rate. Any increase to the annual percentage rate will be applied on the next quarterly deduction following the effective date of the annual percentage rate change. Any change to the annual percentage rate will be the same for all contractowners in the same class on a nondiscriminatory manner. THE ACCELERATION BENEFIT CHARGE ANNUAL PERCENTAGE RATE FOR THE GROWTH BENEFIT OPTION WILL NOT CHANGE TO THE ANNUAL PERCENTAGE RATE FOR THE LEVEL BENEFIT AFTER YOU TERMINATE THE AUTOMATIC STEP-UPS.

The Acceleration Benefit Charge is calculated by multiplying the LTC Guaranteed Amount as of the date on which the charge is deducted by 1/4 of the Acceleration Benefit Charge annual percentage rate. With the Level Benefit option, the Acceleration Benefit Charge will decrease as the LTC Guaranteed Amount is reduced by Acceleration Benefit payments or Excess Withdrawals. With the Growth Benefit option, the Acceleration Benefit Charge will increase or decrease as the LTC Guaranteed Amount increases by the Automatic Step-up or is reduced by Acceleration Benefit payments, Growth Benefit payments or Excess Withdrawals. The Acceleration Benefit Charge will be deducted until the LTC Guaranteed Amount is reduced to zero or there is no contract value remaining, whichever occurs first.

EXTENSION BENEFIT CHARGE

The Extension Benefit Charge does not have a guaranteed maximum annual percentage rate and may change at any time. The current Extension Benefit Charge annual percentage rates range from 0.26% to 0.76% as set forth in the chart below. The highest current rate of 0.76% is the annual percentage rate charged for a 70-74 year old contractowner. The initial Extension Benefit Charge annual percentage rate will be stated on the Specifications page of your LTC Rider. We will give you 30 days written notice of our intent to raise the Extension Benefit Charge annual percentage rate. Any increase to the Extension Benefit Charge annual percentage rate will be applied on the next quarterly deduction following the effective date of the annual percentage rate change. Any change to the current Extension Benefit Charge annual percentage rate will be subject to prior regulatory approval and will be the same for all contractowners in the same class on a nondiscriminatory manner. If the current Extension Benefit Charge annual percentage rate is increased to an amount greater than a specified percentage of the initial current Extension Benefit Charge annual percentage rate you may cancel the LTC Rider and receive the Contingent Nonforfeiture Benefit. See "Determining LTC Benefits - Nonforfeiture Benefit" in this supplement for more information.

[SIDENOTE]

The LTC Charge will be higher if you choose the Growth Benefit option because the Acceleration Benefit Charge annual percentage rate is higher for the Growth Benefit option than it is for the Level Benefit option and the LTC Guaranteed Amount against which the Acceleration Benefit Charge annual percentage rate is assessed may be higher due to Automatic Step-ups.

        CURRENT EXTENSION BENEFIT CHARGE PERCENTAGES BY AGE
        ----------------------------------------------------
                               EXTENSION BENEFIT CHARGE
          ISSUE AGE                   PERCENTAGE
                               DEPENDING ON STATE APPROVAL
        ----------------------------------------------------
            45-49                   0.26% or  0.28%
            50-54                   0.30% or 0.32%
            55-59                   0.32% or 0.36%
            60-64                   0.38% or0.40%
            65-69                   0.50% or 0.54%
            70-74                   0.68% or0.76%

*The Extension Benefit Charge ranges from 0.26% to 0.68% in the following states: AK, AL, AR, AZ, DC, DE, GA, IA, KY, LA, MD, ME, MI, MO, MS, MT, NC, ND, NE, NM, OK, OR, RI, SC, SD, WV, WY.

The Extension Benefit Charge is calculated by multiplying the Extension Benefit as of the date on which the charge is deducted multiplied by 1/4 of the Extension Benefit Charge annual percentage rate (which is stated in the LTC Rider) as of the date on which the charge is deducted. On the contract date, the Extension Benefit will be double the Acceleration Benefit. The Extension Benefit Charge will increase as the Extension Benefit increases to twice the amount of any subsequent purchase payments made prior to the 90th day after the contract date. The Extension Benefit Charge will decrease as the Extension Benefit is reduced by Extension Benefit payments or Excess Withdrawals. The Extension Benefit Charge will be deducted until the Extension Benefit is reduced to zero or there is no contract value remaining, whichever occurs first. The Extension Benefit Charge annual percentage rate is based upon your age as of the contract date.

OPTIONAL NONFORFEITURE BENEFIT CHARGE

The Optional Nonforfeiture Benefit Charge does not have a guaranteed maximum annual percentage rate and may change at any time. The current Optional Nonforfeiture Benefit Charge annual percentage rates range from 0.04% to 0.12% of the Extension Benefit as set forth in the chart below. The highest current rate of 0.12% is the annual percentage rate charged for a 70-74 year old contractowner. We will give you 30 days written notice of our intent to raise the current Optional Nonforfeiture Benefit Charge annual percentage rate. Any increase to the current Optional Nonforfeiture Benefit Charge annual percentage rate will be applied on the next quarterly deduction following the effective date of the annual percentage rate change. Any change to the current Optional Nonforfeiture Benefit Charge annual percentage rate will be subject to prior regulatory approval and will be the same for all contractowners in the same class on a nondiscriminatory manner.

                OPTIONAL NONFORFEITURE BENEFIT CHARGE
                         PERCENTAGES BY AGE
               ---------------------------------------
                            EXTENSION BENEFIT CHARGE
               ISSUE AGE         PERCENTAGE
                           DEPENDING ON STATE APPROVAL
               ---------------------------------------
                 45-49           0.04% or 0.05%
                 50-54                0.05%
                 55-59           0.05% or 0.06%
                 60-64                0.06%
                 65-69           0.08% or 0.09%
                 70-74           0.11% or 0.12%

 *The Optional Nonforfeiture Benefit Charge ranges from 0.04% to 0.11% in the following states: AK, AL, AR, AZ, DC, DE, GA, IA, KY, LA, MD, ME, MI, MO, MS, MT, NC, ND, NE, NM, OK, OR, RI, SC, SD, WV, WY.

The Optional Nonforfeiture Benefit Charge is calculated by multiplying the Extension Benefit as of the date on which the charge is deducted multiplied by 1/4 of the Optional Nonforfeiture Benefit Charge annual percentage rate (which is stated in the LTC Rider) as of the date on which the charge is deducted. On the contract date, the Extension Benefit will be double the Acceleration Benefit. The Optional Nonforfeiture Benefit Charge will increase as the Extension Benefit increases due to purchase payments made within the first 90 days after the contract date. The Optional Nonforfeiture Benefit Charge will decrease as the Extension Benefit decreases by Extension Benefit payments or Excess Withdrawals. The Optional Nonforfeiture Benefit Charge will be deducted until the Extension Benefit is zero or there is no contract value remaining, whichever occurs first. The Optional Nonforfeiture Benefit Charge annual percentage rate is based upon your age as of the contract date.

EXAMPLE: The following example illustrates the calculation of the LTC Benefit Charge for a 60 year old. The example assumes the Level Benefit option and the Optional Nonforfeiture Benefit have been chosen.

ACCELERATION BENEFIT:                                           $100,000
LTC GUARANTEED AMOUNT:                                          $100,000
EXTENSION BENEFIT:                                              $200,000
ACCELERATION BENEFIT CHARGE ANNUAL PERCENTAGE RATE:             0.35%
EXTENSION BENEFIT CHARGE ANNUAL PERCENTAGE RATE:                0.38%
OPTIONAL NONFORFEITURE BENEFIT CHARGE ANNUAL PERCENTAGE RATE:   0.06%
LTC CHARGE (ANNUAL)*:                                           $1,230
     * $350 Acceleration Benefit Charge (0.35% * $100,000 LTC Guaranteed Amount) + $760 Extension Benefit Charge (0.38% * $200,000 Extension Benefit) + $120 Optional Nonforfeiture Charge (0.06%* $200,000 Extension Benefit) = $1,230 annual LTC Charge

EXAMPLE: The following example illustrates the calculation of the LTC Benefit Charge for a 60 year old. The example assumes the Growth Benefit option and the Optional Nonforfeiture Benefit have been chosen.

ACCELERATION BENEFIT:                                          $100,000
LTC GUARANTEED AMOUNT:                                         $100,000
EXTENSION BENEFIT:                                             $200,000
GROWTH BENEFIT:                                                $0
ACCELERATION BENEFIT CHARGE ANNUAL PERCENTAGE RATE:            0.50%
EXTENSION BENEFIT CHARGE ANNUAL PERCENTAGE RATE:               0.38%
OPTIONAL NONFORFEITURE BENEFIT CHARGE ANNUAL PERCENTAGE RATE:  0.06%
LTC CHARGE (ANNUAL)*:                                          $1,380
     *$500.00 Acceleration Benefit Charge (0.50% * $100,000 LTC Guaranteed Amount)) + $760.00 Extension Benefit Charge (0.38% * $200,000 Extension Benefit) + $120.00 Optional Nonforfeiture Benefit Charge (0.06%* $200.000 Extension Benefit)= $1,380 annual LTC Charge

                            GENERAL PROVISIONS

                              DEATH BENEFITS

The LTC Rider has no provision for death benefits, other than the death benefit provision in the underlying contract. The LTC Rider terminates upon death of the Covered Life and the LTC Benefits, including the LTC Guaranteed Amount, will not be payable under any death benefit option. At the time of death, if the contract value equals zero, no death benefit options (as described in the "Death Benefit" section of the prospectus) will be in effect. If a contractowner who had been receiving LTC Benefit payments dies while the contract is in effect, we reserve the right to withhold a portion of any death benefits that would otherwise be payable until we have verified that we have received all requests for LTC Benefits. Death benefit distributions in accordance with Code section 72(s) or 401(a) (9) will not be made later than five years from the date of the contractowner's death. THE EEB DEATH BENEFIT IS NOT AVAILABLE WITH THIS LTC RIDER.

The Guarantee of Principal Death Benefit and Enhanced Guaranteed Minimum Death Benefit both calculate death benefit amounts by deducting withdrawals in the same proportion that the withdrawal reduces the contract value. For purposes of calculating death benefits under those contracts, Acceleration Benefit payments and Growth Benefit payments, as well as Conforming and Excess Withdrawals, are considered withdrawals that reduce the amount of the death benefit. See "The Contracts - Death Benefits" in your prospectus for more details.

CONTRACT FREE WITHDRAWAL PROVISION

All withdrawals, whether Conforming or Excess, as well as LTC Benefit payments, will be applied against the contract's "free amount," which is the amount that may be withdrawn annually without imposition of a surrender charge. Thus, Acceleration Benefit or Growth Benefit payments will reduce the amount available for free withdrawal, even though those payments do not incur a surrender charge. See "Charges and Other Deductions" in your prospectus for additional information on the free amount.

INVESTMENT REQUIREMENTS

By purchasing the LTC Rider, you will be limited in how you can invest in the subaccounts and the fixed account. YOU WILL BE SUBJECT TO INVESTMENT REQUIREMENTS - OPTION 3. SEE "INVESTMENT REQUIREMENTS - OPTION 3" IN YOUR PROSPECTUS FOR A DESCRIPTION OF THESE INVESTMENT RESTRICTIONS. THE INVESTMENT REQUIREMENTS WILL APPLY TO YOUR ENTIRE CONTRACT VALUE. No purchase payments can be directly invested in the LTC Fixed Account.

FEDERAL TAXATION

QUALIFIED LONG-TERM CARE INSURANCE CONTRACT. The LTC Rider is a Qualified Long-Term Care Insurance Contract under section 7702B(b) of the Internal Revenue Code. As described above, the LTC Charge is deducted from the contract value on a quarterly basis. For tax years beginning after December 31, 2009, the deductions from the contract value to pay LTC Charges will not be reported as taxable distributions from the variable annuity contract and such deductions will reduce your basis in the contract. The deductions from the contract value will reduce the contract value, but not below zero.

FEDERAL INCOME TAX TREATMENT OF BENEFITS UNDER THE LTC RIDER. The LTC Benefits provided under the LTC Rider are treated as provided under a "Qualified Long-Term Care Insurance Contract," as that term is defined under section 7702B(b) of the Internal Revenue Code. This discussion outlines our understanding of the federal income tax treatment of the LTC Benefits, as well as how the LTC Benefit payments will be reported to you. However, you should always consult a tax advisor about the application of tax rules to your individual situation.

Benefits that you receive under a Qualified Long-Term Care Insurance Contract will not be treated as taxable income to you as long as such benefits do not exceed the greater of (i) the expenses that you actually incur for Covered Services, or (ii) a maximum per diem, or daily, dollar amount determined by the IRS. All payments that you receive under all Qualified Long-Term Care Insurance Contracts, as well as any payments under an accelerated benefit rider made to you if you are "chronically ill," are included in determining whether the benefit limits have been exceeded and reduce your basis in the contract. These payments may also reduce the basis in your annuity contract.

If the LTC Benefits that you receive exceed the benefit limits outlined above, the amount of the excess benefits may represent taxable income to you. If you are under age 59 1/2 at the time of the payment of excess benefits, an additional 10% "penalty tax" may apply.

IF THE MAXIMUM MONTHLY LTC BENEFIT AMOUNT, IF APPLICABLE, EXCEEDS THE LIMITS UNDER IRS RULES (CURRENTLY $300.00 PER DAY OR $109,500 ANNUALLY FOR 2011), AMOUNTS RECEIVED BY YOU IN EXCESS OF THE IRS LIMIT MAY BE EXCLUDABLE FROM ORDINARY INCOME TO THE EXTENT THAT YOU HAVE ACTUALLY INCURRED LONG-TERM CARE EXPENSES OF THAT AMOUNT. YOU SHOULD TAKE INTO ACCOUNT THE IRS LIMIT WHEN SELECTING THE AMOUNT OF MONTHLY LTC BENEFIT YOU WOULD LIKE TO RECEIVE. WE RECOMMEND THAT YOU DISCUSS THE TAX IMPLICATIONS OF RECEIVING BENEFITS IN EXCESS OF THE IRS LIMIT WITH A TAX ADVISOR.

MATURITY DATE

When you purchase the LTC Rider, the maturity date set forth in your contract will be the annuitant's 95th birthday. The maturity date is the date when you must choose an annuity payout option and annuitize your contract. Except as set forth below, annuitization of your contract will terminate the LTC Rider.

If you are receiving LTC Benefit payments under this LTC Rider at the maturity date (when you reach age 95), we will extend the maturity date and continue to provide LTC Benefit payments, subject to the terms and conditions of the LTC Rider. If you decide to elect an annuity payout option and annuitize your contract value, the LTC Rider will terminate.

If you are not receiving LTC Benefit payments at the maturity date and you have a contract value, you will need to elect an annuity payout option available under your contract. This will terminate the Acceleration and Growth Benefits (that would have been paid from your contract value) and also the LTC Charge. However, the Extension Benefit, if any, will continue on your contract.

If LTC Benefit payments stop after you reach age 95 and you still have value in your contract, you must elect an annuity payout option within 90 days after the last LTC Benefit payment is made. This will terminate the LTC Rider. An exception to this occurs if LTC Benefit payments stop after age 95 because you are not currently eligible to receive benefits (for example, you are no longer receiving Long Term Care Services). In this situation, the Acceleration and Growth Benefits that would have been paid from your contract value, will terminate as well as the LTC Charge. Any Extension Benefit will remain in effect to provide payments in the event of future eligibility for LTC Benefits.

Any LTC Benefit paid after age 95 will be paid in the same manner as any LTC Benefit previously described in this supplement, including, but not limited to, eligibility, deductible period and maximum monthly limits.

MISSTATEMENT OF AGE OR SEX

If your age or sex has been misstated, we will adjust the LTC Charges to the amounts that would have applied based on your correct age or sex. If the LTC Rider would not have been issued at the correct age and sex, it will be cancelled and we will refund to you all LTC Charges paid minus the amount of LTC Benefits that have been paid.

LTC RIDER RETURN PRIVILEGE

You may cancel the LTC Rider within 30 days of your receipt of the LTC Rider for any reason by delivering or mailing the LTC Rider, postage prepaid, to the Home Office at PO Box 7866, 1300 Clinton Street, Fort Wayne, IN 46802-7866. A LTC Rider cancelled under this provision will be void and any LTC Charges assessed will be refunded. Cancellation of the LTC Rider under this provision will not result in cancellation of the contract.

IF YOU SURRENDER THE ENTIRE CONTRACT WITHIN THE 30 DAY LTC RIDER FREE-LOOK PERIOD BUT AFTER THE UNDERLYING CONTRACT'S FREE-LOOK PERIOD, ANY APPLICABLE SURRENDER CHARGES WILL BE DEDUCTED FROM THE CONTRACT VALUE.

MONTHLY STATEMENTS

In addition to the quarterly variable annuity statement, we will send you a monthly statement once you begin receiving LTC Benefit payments detailing the amount of LTC Benefits that have been paid and remaining available LTC Benefits. The monthly statement will only be sent to you for those months that you received an LTC Benefit. The statement will also show the impact of such LTC Benefit payments on your contract value and death benefit, if any. See "General Provisions - Death Benefits" in this supplement for a description of the impact of the LTC Rider on death benefits.

Special Terms
The special terms used in this SAI are the ones defined in the Prospectus.


Services

Independent Registered Public Accounting Firm
Ernst & Young LLP, independent registered public accounting firm, One Commerce Square, 2005 Market Street, Suite 700, Philadelphia, Pennsylvania, 19103, has audited a) our financial statements of the VAA as of December 31, 2011; and b) our consolidated financial statements of The Lincoln National Life Insurance Company as of December 31, 2011, which are included in this SAI and Registration Statement. The aforementioned financial statements are included herein in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.


Keeper of Records

All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by us or by third parties responsible to Lincoln Life. We have entered into an agreement with The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by us for this service.



Principal Underwriter
Lincoln Financial Distributors, Inc. ("LFD"), an affiliate of Lincoln Life, serves as principal underwriter (the "Principal Underwriter") for the contracts, as described in the prospectus. The Principal Underwriter offers the contracts to the public on a continuous basis and anticipates continuing to offer the contracts, but reserves the right to discontinue the offering. The Principal Underwriter offers the contracts through sales representatives, who are associated with Lincoln Financial Advisors Corporation and/or Lincoln Financial Securities Corporation (collectively, "LFN"), our affiliates. The Principal Underwriter also may enter into selling agreements with other broker-dealers ("Selling Firms") for the sale of the contracts. Sales representatives of Selling Firms are appointed as our insurance agents. LFD, acting as Principal Underwriter, paid $202,245,526, $289,902,595 and $358,027,469 to LFA and Selling Firms in 2009, 2010 and 2011 respectively, as sales compensation with respect to the contracts. The Principal Underwriter retained no underwriting commissions for the sale of the contracts.



Purchase of Securities Being Offered
The variable annuity contracts are offered to the public through licensed insurance agents who specialize in selling our products; through independent insurance brokers; and through certain securities brokers/dealers selected by us whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the prospectus under the section Charges and Other Deductions, any applicable account fee and/or surrender chargemay be reduced or waived.

Both before and after the annuity commencement date, there are exchange privileges between subaccounts, and from the VAA to the general account (if available) subject to restrictions set out in the prospectus. See The Contracts, in the prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.



Interest Adjustment Example
Note: This example is intended to show how the Interest Adjustment calculation impacts the surrender value of a representative contract. The surrender charges, annual account fee, adjustment factor, and guaranteed minimum interest rate values shown here are generally different from those that apply to specific contracts, particularly those contracts that deduct an initial sales load or pay a bonus on deposits. Calculations of the Interest Adjustment in your contract, if applicable, will be based on the factors applicable to your contract. The Interest Adjustment may be referred to as a market value adjustment in your contract.

                     SAMPLE CALCULATIONS FOR MALE 35 ISSUE

                             CASH SURRENDER VALUES



         Single Premium..................    $50,000
         Premium taxes...................    None
         Withdrawals.....................    None
         Guaranteed Period...............    5 years
         Guaranteed Interest Rate........    3.50%
         Annuity Date....................    Age 70
         Index Rate A....................    3.50%
         Index Rate B....................    4.00% End of contract year 1
                                             3.50% End of contract year 2
                                             3.00% End of contract year 3
                                             2.00% End of contract year 4
         Percentage adjustment to B......    0.50%



         Interest Adjustment Formula                  (1 + Index A)n
                                              ------------------------------
                                                                             -1
         n = Remaining Guaranteed Period      (1 + Index B + % Adjustment)n

                          SURRENDER VALUE CALCULATION


                                                   (3)
                   (1)             (2)          Adjusted     (4)         (5)         (6)         (7)
                 Annuity      1 + Interest       Annuity   Minimum   Greater of   Surrender   Surrender
Contract Year     Value    Adjustment Formula     Value     Value     (3) & (4)     Charge      Value
--------------- --------- -------------------- ---------- --------- ------------ ----------- ----------
1..............  $51,710       0.962268         $49,759    $50,710     $50,710      $4,250    $46,460
2..............  $53,480       0.985646         $52,712    $51,431     $52,712      $4,250    $48,462
3..............  $55,312       1.000000         $55,312    $52,162     $55,312      $4,000    $51,312
4..............  $57,208       1.009756         $57,766    $52,905     $57,766      $3,500    $54,266
5..............  $59,170          N/A           $59,170    $53,658     $59,170      $3,000    $56,170

                           ANNUITY VALUE CALCULATION



                   BOY*                             Annual         EOY**
                 Annuity         Guaranteed        Account        Annuity
Contract Year     Value        Interest Rate         Fee           Value
--------------- ---------     ---------------     ---------     ----------
 1..............$50,000   x       1.035       -   $40       =   $51,710
 2..............$51,710   x       1.035       -   $40       =   $53,480
 3..............$53,480   x       1.035       -   $40       =   $55,312
 4..............$55,312   x       1.035       -   $40       =   $57,208
 5..............$57,208   x       1.035       -   $40       =   $59,170

                         SURRENDER CHARGE CALCULATION



                 Surrender
                  Charge                      Surrender
Contract Year     Factor        Deposit        Charge
--------------- ----------     ---------     ----------
 1..............   8.5%    x   $50,000   =   $4,250
 2..............   8.5%    x   $50,000   =   $4,250
 3..............   8.0%    x   $50,000   =   $4,000
 4..............   7.0%    x   $50,000   =   $3,500
 5..............   6.0%    x   $50,000   =   $3,000

                       1 + INTEREST ADJUSTMENT FORMULA CALCULATION



Contract Year    Index A   Index B   Adj Index B     N     Result
--------------- --------- --------- ------------- ------ ---------
1..............  3.50%     4.00%       4.50%         4   0.962268
2..............  3.50%     3.50%       4.00%         3   0.985646
3..............  3.50%     3.00%       3.50%         2   1.000000
4..............  3.50%     2.00%       2.50%         1   1.009756
5..............  3.50%      N/A         N/A         N/A     N/A

                           MINIMUM VALUE CALCULATION



                                   Minimum           Annual
                                  Guaranteed        Account        Minimum
Contract Year                   Interest Rate         Fee           Value
---------------                ---------------     ---------     ----------
 1..............$50,000    x       1.015       -   $40       =   $50,710
 2..............$50,710    x       1.015       -   $40       =   $51,431
 3..............$51,431    x       1.015       -   $40       =   $52,162
 4..............$52,162    x       1.015       -   $40       =   $52,905
 5..............$52,905    x       1.015       -   $40       =   $53,658


                             * BOY = beginning of year

                                        ** EOY = end of year



Annuity Payouts

Variable Annuity Payouts
Variable annuity payouts will be determined on the basis of:
 o the dollar value of the contract on the Annuity Commencement Date less any applicable premium tax (and less any surrender charges on purchase payments in the contract for less than 12 months if bonus credits applied to the purchase payments);
 o the annuity tables contained in the contract;
 o the type of annuity option selected; and
 o the investment results of the fund(s) selected.

In order to determine the amount of variable annuity payouts, we make the following calculation:
 o first, we determine the dollar amount of the first payout;
 o second, we credit the contract with a fixed number of annuity units based on the amount of the first payout; and
 o third, we calculate the value of the annuity units each period thereafter.

These steps are explained below.

The dollar amount of the first periodic variable annuity payout is determined by applying the total value of the accumulation units credited under the contract valued as of the Annuity Commencement Date (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity payout will be paid 14 days after the Annuity Commencement Date. This day of the month will become the day on which all future annuity payouts will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 3%, 4%, 5% or 6% per annum, depending on the terms of your contract. The first annuity payout is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the annuitant at the Annuity Commencement Date. The assumed interest rate is the measuring point for subsequent annuity payouts. If the actual net investment rate (annualized) exceeds the assumed interest rate, the payout will increase at a rate equal to the amount of such excess.

Conversely, if the actual rate is less than the assumed interest rate, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or increase more slowly.

We may use sex-distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law.

At an Annuity Commencement Date, the contract is credited with annuity units for each subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first periodic payout by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the contractowner's fixed number of annuity units in each subaccount by the appropriate annuity unit value for the valuation date ending 14 days prior to the date that payout is due.

The value of each subaccount's annuity unit will be set initially at $1.00. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immediately preceding valuation date by the product of:
 o The net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined, and
 o A factor to neutralize the assumed investment return in the annuity table.

The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.


Proof of Age, Sex and Survival

We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.



Examples of Regular Income Payment Calculations
These examples will illustrate the impact of the length of the access period and the impact of a withdrawal on the regular income payments. These examples assume that the investment return is the same as the assumed investment return
(AIR) to make the regular income payment calculations simpler to understand. The regular income payments will vary based on the investment performance of the underlying funds.



         Annuitant............................ Male, Age 65
         Secondary Life....................... Female, Age 63
         Purchase Payment..................... $200,000.00
         Regular Income Payment Frequency..... Annual
         AIR.................................. 4.0%
         Hypothetical Investment Return....... 4.0%

                                               20-year Access Period    30-Year Access Period
         Regular Income Payment............... $ 10,600.94              $10,004.94

A 10% withdrawal from the account value will reduce the regular income payments by 10% to $9,540.85 with the 20-year access period and $9,004.45 with the 30-year access period.

At the end of the 20-year access period, the remaining account value of $109,921.94 (assuming no withdrawals) will be used to continue the $10,600.94 regular income payment during the lifetime income period for the lives of the annuitant and secondary life. At the end of the 30-year access period, the remaining account value of $65,108.01 (assuming no withdrawals) will be used to continue the $10,004.94 regular income payment during the lifetime income period for the lives of the annuitant and secondary life. (Note: the regular income payments during the lifetime income period will vary with the investment performance of the underlying funds).



Determination of Accumulation and Annuity Unit Value
A description of the days on which accumulation and annuity units will be valued is given in the prospectus. The New York Stock Exchange's (NYSE) most recent announcement (which is subject to change) states that it will be closed on weekends and on these holidays: New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday. It may also be closed on other days.

Since the portfolios of some of the fund and series will consist of securities primarily listed on foreign exchanges or otherwise traded outside the United States, those securities may be traded (and the net asset value of those fund and series and of the variable account could therefore be significantly affected) on days when the investor has no access to those funds and series.


Capital Markets

In any particular year, our capital may increase or decrease depending on a variety of factors - the amount of our statutory income or losses (which is sensitive to equity market and credit market conditions), the amount of additional capital we must hold to support business growth, changes in reserving requirements, our inability to secure capital market solutions to provide reserve relief, such as issuing letters of credit to support captive reinsurance structures, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio and changes in interest rates.


Advertising & Ratings

We may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Our financial strength is ranked and rated by nationally recognized independent rating agencies. The ratings do not imply approval of the product and do not refer to the performance of the product, or any separate account, including the underlying investment options. Ratings are not recommendations to buy our products. Each of the rating agencies reviews its ratings periodically. Accordingly, all ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that these ratings will be maintained. All ratings are on outlook stable, except Moody's Investors Service ratings which are on outlook positive. Our financial strength ratings, which are intended to measure our ability to meet contract holder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness. A downgrade of our financial strength rating could affect our competitive position in the insurance industry by making it more difficult for us to market our products as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings.


More About the S&P 500 Index

Investors look to indexes as a standard of market performance. Indexes are groups of stocks or bonds selected to represent an entire market. The S&P 500 Index is a widely used measure of large US company stock performance. It consists of the common stocks of 500 major corporations selected according to size, frequency and ease by which their stocks trade, and range and diversity of the American economy.

The LVIP SSgA S&P 500 Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the fund or any member of the public regarding the advisability of investing in securities generally or in the fund particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the fund is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the fund. S&P has no obligation to take the needs of the fund or its shareholders into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the fund or the timing of the issuance or sale of the fund or in the determination or calculation of the equation by which the fund is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the fund.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE FUND OR ITS SHAREHOLDERS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.



Additional Services
Dollar Cost Averaging (DCA) - You may systematically transfer, on a monthly basis or in accordance with other terms we make available, amounts from certain subaccounts, or the fixed side (if available) of the contract into the subaccounts or in accordance with other terms we make available. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum amount to be dollar cost averaged is $1,500 ($2,000 for contracts purchased prior to November 15, 2010) over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:
 o the Annuity Commencement Date;
 o the value of the amount being DCA'd is depleted; or
 o you cancel the program by written request or by telephone if we have your telephone authorization on file.

We reserve the right to restrict access to this program at any time.

A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or Interest Adjustment which may apply to transfers. Upon receipt of an additional purchase payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended. The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as any additional purchase payments will be credited with interest at the standard DCA rate at the time. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.


Automatic Withdrawal Service (AWS) - AWS provides an automatic, periodic withdrawal of contract value to you. AWS may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. You may elect to participate in AWS at the time of application or at any time before the annuity commencement date by sending a written request to us. The minimum contract value required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to us. If telephone authorization has been elected, certain changes may be made by telephone. Notwithstanding the requirements of the program, any withdrawal must be permitted under Section 401(a)(9) of the IRC for qualified plans or permitted under Section 72 of the IRC for non-qualified contracts. To the extent that withdrawals under AWS do not qualify for an exemption from the contingent deferred sales charge, we will assess any applicable surrender charges on those withdrawals. See Surrender Charge.


Portfolio Rebalancing - Portfolio rebalancing is an option, which, if elected by the contractowner, restores to a pre-determined level the percentage of the contract value, allocated to each variable subaccount. This pre-determined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a written request to us. If portfolio rebalancing is elected, all purchase payments allocated to the variable subaccounts must be subject to portfolio rebalancing. Portfolio rebalancing may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. The contractowner may terminate the portfolio rebalancing program or re-enroll at any time by sending a written request to us. If telephone authorization has been elected, the contractowner may make these elections by phone. The portfolio rebalancing program is not available following the annuity commencement date.



Other Information
Due to differences in redemption rates, tax treatment or other considerations, the interests of contractowners under the variable life accounts could conflict with those of contractowners under the VAA. In those cases, where assets from variable life and variable annuity separate accounts are invested in the same fund(s) (i.e., where mixed funding occurs), the Boards of Directors of the fund involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund with another investment, that fund may have to liquidate securities on a disadvantageous basis. Refer to the prospectus for each fund for more information about mixed funding.



Financial Statements

The December 31, 2011 financial statements of the VAA and the December 31, 2011 consolidated financial statements of Lincoln Life appear on the following pages.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                        CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2011 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of The Lincoln National Life Insurance Company

We have audited the accompanying consolidated balance sheets of The Lincoln National Life Insurance Company (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting.
Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2010 the Company changed its method of accounting for the consolidation of variable interest entities. Also, as discussed in Note 2 to the consolidated financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

                                        /s/ Ernst & Young LLP

                                        Philadelphia, Pennsylvania
                                        March 30, 2012

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS
(IN MILLIONS, EXCEPT SHARE DATA)

                                                                                      AS OF DECEMBER 31,
                                                                                     -------------------
                                                                                       2011       2010
                                                                                     --------   --------
ASSETS
Investments:
   Available-for-sale securities, at fair value:
      Fixed maturity securities (amortized cost: 2011 -- $67,366; 2010 -- $63,512)   $ 73,607   $ 66,289
      Variable interest entities' fixed maturity securities (amortized cost:
         2011 -- $673; 2010 -- $570)                                                      700        584
      Equity securities (cost: 2011 -- $135; 2010 -- $119)                                139        140
   Trading securities                                                                   2,538      2,459
   Mortgage loans on real estate                                                        6,589      6,431
   Real estate                                                                            112        168
   Policy loans                                                                         2,855      2,832
   Derivative investments                                                               2,846      1,021
   Other investments                                                                    1,059        978
                                                                                     --------   --------
         Total investments                                                             90,445     80,902
Cash and invested cash                                                                  3,844      1,904
Deferred acquisition costs and value of business acquired                               8,336      8,854
Premiums and fees receivable                                                              409        334
Accrued investment income                                                                 949        904
Reinsurance recoverables                                                                9,033      7,399
Reinsurance related embedded derivatives                                                   --        339
Funds withheld reinsurance assets                                                         874        986
Goodwill                                                                                2,273      3,017
Other assets                                                                            3,107      2,743
Separate account assets                                                                83,477     84,630
                                                                                     --------   --------
         Total assets                                                                $202,747   $192,012
                                                                                     ========   ========
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future contract benefits                                                             $ 18,399   $ 16,010
Other contract holder funds                                                            68,823     65,578
Short-term debt                                                                            10         10
Long-term debt                                                                          2,429      2,429
Reinsurance related embedded derivatives                                                   12         --
Funds withheld reinsurance liabilities                                                  4,708      3,385
Deferred gain on business sold through reinsurance                                        435        405
Payables for collateral on investments                                                  3,747      1,712
Variable interest entities' liabilities                                                   193        132
Other liabilities                                                                       4,652      3,123
Separate account liabilities                                                           83,477     84,630
                                                                                     --------   --------
         Total liabilities                                                            186,885    177,414
                                                                                     --------   --------

CONTINGENCIES AND COMMITMENTS (SEE NOTE 13)
STOCKHOLDER'S EQUITY
Common stock -- 10,000,000 shares authorized, issued and outstanding                   10,605     10,585
Retained earnings                                                                       2,668      3,137
Accumulated other comprehensive income (loss)                                           2,589        876
                                                                                     --------   --------
         Total stockholder's equity                                                    15,862     14,598
                                                                                     --------   --------
            Total liabilities and stockholder's equity                               $202,747   $192,012
                                                                                     ========   ========

           See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(IN MILLIONS)

                                                                                                FOR THE YEARS ENDED
                                                                                                   DECEMBER 31,
                                                                                             ------------------------
                                                                                              2011     2010     2009
                                                                                             ------   ------   ------
REVENUES
Insurance premiums                                                                           $2,017   $1,929   $1,878
Insurance fees                                                                                3,228    3,070    2,841
Net investment income                                                                         4,490    4,362    4,006
Realized gain (loss):
   Total other-than-temporary impairment losses on securities                                  (156)    (231)    (643)
   Portion of loss recognized in other comprehensive income                                      43       83      262
                                                                                             ------   ------   ------
      Net other-than-temporary impairment losses on securities recognized in earnings          (113)    (148)    (381)
      Realized gain (loss), excluding other-than-temporary impairment losses on securities     (145)    (100)    (208)
                                                                                             ------   ------   ------
         Total realized gain (loss)                                                            (258)    (248)    (589)
                                                                                             ------   ------   ------
Amortization of deferred gain on business sold through reinsurance                              110       52       73
Other revenues and fees                                                                         375      360      299
                                                                                             ------   ------   ------
      Total revenues                                                                          9,962    9,525    8,508
                                                                                             ------   ------   ------
BENEFITS AND EXPENSES
Interest credited                                                                             2,444    2,438    2,408
Benefits                                                                                      2,204    2,567    2,448
Underwriting, acquisition, insurance and other expenses                                       3,823    2,999    2,579
Interest and debt expense                                                                       108       99       93
Impairment of intangibles                                                                       744       --      729
                                                                                             ------   ------   ------
      Total benefits and expenses                                                             9,323    8,103    8,257
                                                                                             ------   ------   ------
      Income (loss) before taxes                                                                639    1,422      251
      Federal income tax expense (benefit)                                                      308      347      163
                                                                                             ------   ------   ------
         Net income (loss)                                                                   $  331   $1,075   $   88
                                                                                             ======   ======   ======

           See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
(IN MILLIONS)

                                                                  FOR THE YEARS ENDED
                                                                      DECEMBER 31,
                                                              ---------------------------
                                                                2011      2010      2009
                                                              -------   -------   -------
COMMON STOCK
Balance as of beginning-of-year                               $10,585   $10,588   $ 9,132
Capital contribution from Lincoln National Corporation             10        --     1,451
Stock compensation/issued for benefit plans                        10        (3)        5
                                                              -------   -------   -------
   Balance as of end-of-year                                   10,605    10,585    10,588
                                                              -------   -------   -------

RETAINED EARNINGS
Balance as of beginning-of-year                                 3,137     2,915     3,135
Cumulative effect from adoption of new accounting standards        --      (169)       97
Comprehensive income (loss)                                     2,044     1,872     2,692
Less other comprehensive income (loss), net of tax              1,713       797     2,604
                                                              -------   -------   -------
   Net income (loss)                                              331     1,075        88
Dividends declared                                               (800)     (684)     (405)
                                                              -------   -------   -------
   Balance as of end-of-year                                    2,668     3,137     2,915
                                                              -------   -------   -------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance as of beginning-of-year                                   876      (102)   (2,609)
Cumulative effect from adoption of new accounting standards        --       181       (97)
Other comprehensive income (loss), net of tax                   1,713       797     2,604
                                                              -------   -------   -------
   Balance as of end-of-year                                    2,589       876      (102)
                                                              -------   -------   -------
      Total stockholder's equity as of end-of-year            $15,862   $14,598   $13,401
                                                              =======   =======   =======

           See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN MILLIONS)

                                                                                     FOR THE YEARS ENDED
                                                                                        DECEMBER 31,
                                                                               ------------------------------
                                                                                 2011       2010       2009
                                                                               --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                              $    331   $  1,075   $     88
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Deferred acquisition costs, value of business acquired,
      deferred sales inducements and deferred front-end
      loads deferrals and interest, net of amortization                            (268)      (304)      (371)
   Trading securities purchases, sales and maturities, net                           86         39        (20)
   Change in premiums and fees receivable                                           (75)       (32)       143
   Change in accrued investment income                                              (45)       (44)       (87)
   Change in future contract benefits and other contract holder funds             1,241       (202)    (2,857)
   Change in reinsurance related assets and liabilities                             405        888      2,790
   Change in federal income tax accruals                                            149        692        178
   Realized (gain) loss                                                             258        248        589
   (Income) loss attributable to equity method investments                          (90)       (93)        55
   Amortization of deferred gain on business sold through reinsurance              (110)       (52)       (73)
   Impairment of intangibles                                                        744         --        729
   Other                                                                            (11)       156        (54)
                                                                               --------   --------   --------
      Net cash provided by (used in) operating activities                         2,615      2,371      1,110
                                                                               --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of available-for-sale securities                                      (10,359)   (12,816)   (13,075)
Sales of available-for-sale securities                                            1,331      2,642      3,614
Maturities of available-for-sale securities                                       5,055      4,429      3,209
Purchases of other investments                                                   (4,434)    (2,775)      (779)
Sales or maturities of other investments                                          2,784      3,099      1,102
Increase (decrease) in payables for collateral on investments                     2,035       (212)     1,044
Proceeds from sale of subsidiaries/businesses, net of cash disposed                  --         --          6
Proceeds from reinsurance recapture                                                 204         25         --
Other                                                                              (112)       (74)       (51)
                                                                               --------   --------   --------
      Net cash provided by (used in) investing activities                        (3,496)    (5,682)    (4,930)
                                                                               --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt, net of issuance costs                                    --        504         --
Increase (decrease) in short-term debt                                               --        (11)         3
Deposits of fixed account values, including the fixed portion of variable        10,925     11,051     11,346
Withdrawals of fixed account values, including the fixed portion of variable     (4,976)    (5,225)    (5,440)
Transfers to and from separate accounts, net                                     (2,324)    (2,958)    (2,248)
Common stock issued for benefit plans and excess tax benefits                        (4)       (15)        --
Capital contribution from parent company                                             --         --      1,001
Dividends paid to stockholders                                                     (800)      (684)      (405)
                                                                               --------   --------   --------
      Net cash provided by (used in) financing activities                         2,821      2,662      4,257
                                                                               --------   --------   --------
Net increase (decrease) in cash and invested cash                                 1,940       (649)       437
Cash and invested cash as of beginning-of-year                                    1,904      2,553      2,116
                                                                               --------   --------   --------
      Cash and invested cash as of end-of-year                                 $  3,844   $  1,904   $  2,553
                                                                               ========   ========   ========

           See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Lincoln National Life Insurance Company ("LNL" or the "Company," which also may be referred to as "we," "our" or "us"), a wholly-owned subsidiary of Lincoln National Corporation ("LNC" or the "Parent Company"), is domiciled in the state of Indiana. We own 100% of the outstanding common stock of one insurance company subsidiary, Lincoln Life & Annuity Company of New York ("LLANY"). We also own several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's wholesaling and retailing business units, respectively. LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States of America and several U.S. territories. See Note 22 for additional information.

BASIS OF PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with United States of America generally accepted accounting principles
("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

On May 7, 2009, LNC transferred ownership of Lincoln Financial Media ("LFM") to LNL. In addition, on December 30, 2011, LNC transferred ownership of Lincoln Investment Advisors Corporation ("LIAC") to LNL.

The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices ("SAP") and are significantly different from financial statements prepared in accordance with GAAP. See Note 20 for additional discussion on SAP.

Certain amounts reported in prior years' consolidated financial statements have been reclassified to conform to the presentation adopted in the current year. These reclassifications had no effect on net income or stockholder's equity of the prior years.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of LNL and all other entities in which we have a controlling financial interest and any variable interest entities ("VIEs") in which we are the primary beneficiary. Entities in which we do not have a controlling financial interest and do not exercise significant management influence over the operating and financing decisions are reported using the equity method. The carrying value of our investments that we account for using the equity method on our Consolidated Balance Sheets and equity in earnings on our Consolidated Statements of Income
(Loss) is not material. All material inter-company accounts and transactions have been eliminated in consolidation.

Our involvement with VIEs is primarily to invest in assets that allow us to gain exposure to a broadly diversified portfolio of asset classes. A VIE is an entity which does not have sufficient equity to finance its own activities without additional financial support or where investors lack certain characteristics of a controlling financial interest. We assess our contractual, ownership or other interests in a VIE to determine if our interest participates in the variability the VIE was designed to absorb and pass onto variable interest holders. We perform an ongoing qualitative assessment of our variable interests in VIEs to determine whether we have a controlling financial interest and would therefore be considered the primary beneficiary of the VIE. If we determine we are the primary beneficiary of a VIE, we consolidate the assets and liabilities of the VIE in our consolidated financial statements.

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets and derivatives, asset valuation allowances, deferred acquisition costs ("DAC"), value of business acquired ("VOBA"), deferred sales inducements ("DSI"), goodwill, future contract benefits, other contract holder funds which includes deferred front-end loads ("DFEL"), pension plans, income taxes and the potential effects of resolving litigated matters.

BUSINESS COMBINATIONS

We use the acquisition method of accounting for all non-related party business combination transactions, and accordingly, recognize the fair values of assets acquired, liabilities assumed and any noncontrolling interests in our consolidated financial statements. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information relative to the fair values as of the acquisition date becomes available. The consolidated financial statements include the results of operations of any acquired company since the acquisition date.

FAIR VALUE MEASUREMENT

Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk, which would include our own credit risk. Our estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability ("entry price"). Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board ("FASB") ACCOUNTING STANDARDS CODIFICATIONTM ("ASC"), we categorize our financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:

     - Level 1 - inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date, except for large holdings subject to "blockage discounts" that are excluded;

     - Level 2 - inputs to the valuation methodology are other than quoted prices in active markets, that are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

     - Level 3 - inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. Because certain securities trade in less liquid or illiquid markets with limited or no pricing information, the determination of fair value for these securities is inherently more difficult. However, Level 3 fair value investments may include, in addition to the unobservable or Level 3 inputs, observable components, which are components that are actively quoted or can be validated to market-based sources.

AVAILABLE-FOR-SALE SECURITIES -- FAIR VALUATION METHODOLOGIES AND ASSOCIATED INPUTS

Securities classified as available-for-sale ("AFS") consist of fixed maturity and equity securities and are stated at fair value with unrealized gains and losses included within accumulated other comprehensive income (loss) ("AOCI"), net of associated DAC, VOBA, DSI, other contract holder funds and deferred income taxes.

We measure the fair value of our securities classified as AFS based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity or equity security, and we consistently apply the valuation methodology to measure the security's fair value. Our fair value measurement is based on a market approach that utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach primarily include third-party pricing services, independent broker quotations or pricing matrices. We do not adjust prices received from third parties; however, we do analyze the third-party pricing services' valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.

The observable and unobservable inputs to our valuation methodologies are based on a set of standard inputs that we generally use to evaluate all of our AFS securities. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market indicators, industry and economic events are monitored, and further market data is acquired if certain triggers are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For private placement securities, we use pricing matrices that utilize observable pricing inputs of similar public securities and Treasury yields as inputs to the fair value measurement. Depending on the type of security or the daily market activity, standard inputs may be prioritized differently or may not be available for all AFS securities on any given day. For broker-quoted only securities, non-binding quotes from market makers or broker-dealers are obtained from sources recognized as market participants. For securities trading in less liquid or illiquid markets with limited or no pricing information, we use unobservable inputs to measure fair value.

The following summarizes our fair valuation methodologies and associated inputs, which are particular to the specified security type and are in addition to the defined standard inputs to our valuation methodologies for all of our AFS securities discussed above:

     - Corporate bonds and U.S. Government bonds - We also use Trade Reporting and Compliance Engine(TM) reported tables for our corporate bonds and vendor trading platform data for our U.S. Government bonds.

     - Mortgage- and asset-backed securities - We also utilize additional inputs which include new issues data, monthly payment information and monthly collateral performance, including prepayments, severity, delinquencies, step-down features and over collateralization features for each of our mortgage-backed securities ("MBS"), which include collateralized mortgage obligations and mortgage pass through securities backed by residential mortgages ("RMBS"), commercial mortgage-backed securities ("CMBS") and collateralized debt obligations ("CDOs").

     - State and municipal bonds - We also use additional inputs that include information from the Municipal Securities Rule Making Board, as well as material event notices, new issue data, issuer financial statements and Municipal Market Data benchmark yields for our state and municipal bonds.

     - Hybrid and redeemable preferred and equity securities - We also utilize additional inputs of exchange prices (underlying and common stock of the same issuer) for our hybrid and redeemable preferred and equity securities, including banking, insurance, other financial services and other securities.

In order to validate the pricing information and broker-dealer quotes, we employ, where possible, procedures that include comparisons with similar observable positions, comparisons with subsequent sales and observations of general market movements for those security classes. We have policies and procedures in place to review the process that is utilized by our third-party pricing service and the output that is provided to us by the pricing service. On a periodic basis, we test the pricing for a sample of securities to evaluate the inputs and assumptions used by the pricing service, and we perform a comparison of the pricing service output to an alternative pricing source. We also evaluate prices provided by our primary pricing service to ensure that they are not stale or unreasonable by reviewing the prices for unusual changes from period to period based on certain parameters or for lack of change from one period to the next.

AFS SECURITIES -- EVALUATION FOR RECOVERY OF AMORTIZED COST

We regularly review our AFS securities for declines in fair value that we determine to be other-than-temporary. For an equity security, if we do not have the ability and intent to hold the security for a sufficient period of time to allow for a recovery in value, we conclude that an other-than-temporary impairment ("OTTI") has occurred and the amortized cost of the equity security is written down to the current fair value, with a corresponding charge to realized gain (loss) on our Consolidated Statements of Income (Loss). When assessing our ability and intent to hold the equity security to recovery, we consider, among other things, the severity and duration of the decline in fair value of the equity security as well as the cause of the decline, a fundamental analysis of the liquidity, and business prospects and overall financial condition of the issuer.

For our fixed maturity AFS securities, we generally consider the following to determine whether our unrealized losses are OTTI:

     -    The estimated range and average period until recovery;

     -    The estimated range and average holding period to maturity;

     -    Remaining payment terms of the security;

     - Current delinquencies and nonperforming assets of underlying collateral;

     -    Expected future default rates;

     - Collateral value by vintage, geographic region, industry concentration or property type;

     - Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and

     -    Contractual and regulatory cash obligations.

For a debt security, if we intend to sell a security or it is more likely than not we will be required to sell a debt security before recovery of its amortized cost basis and the fair value of the debt security is below amortized cost, we conclude that an OTTI has occurred and the amortized cost is written down to current fair value, with a corresponding charge to realized gain (loss) on our Consolidated Statements of Income (Loss). If we do not intend to sell a debt security or it is not more likely than not we will be required to sell a debt security before recovery of its amortized cost basis but the present value of the cash flows expected to be collected is less than the amortized cost of the debt security (referred to as the credit loss), we conclude that an OTTI has occurred and the amortized cost is written down to the estimated recovery value with a corresponding charge to realized gain (loss) on our Consolidated Statements of Income (Loss), as this amount is deemed the credit portion of the OTTI. The remainder of the decline to fair value is recorded in OCI to unrealized OTTI on AFS securities on our Consolidated Statements of Stockholder's Equity, as this amount is considered a noncredit (i.e., recoverable) impairment.

When assessing our intent to sell a debt security or if it is more likely than not we will be required to sell a debt security before recovery of its cost basis, we evaluate facts and circumstances such as, but not limited to, decisions to reposition our security portfolio, sale of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing. In order to determine the amount of the credit loss for a debt security, we calculate the recovery value by performing a discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover. The discount rate is the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield or the coupon if the debt security was previously impaired. See the discussion below for additional information on the methodology and significant inputs, by security type, which we use to determine the amount of a credit loss.

Our conclusion that it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis, the estimated future cash flows are equal to or greater than the amortized cost basis of the debt securities, or we have the ability to hold the equity AFS securities for a period of time sufficient for recovery is based upon our asset-liability management process. Management considers the following as part of the evaluation:

     -    The current economic environment and market conditions;

     -    Our business strategy and current business plans;

     - The nature and type of security, including expected maturities and exposure to general credit, liquidity, market and interest rate risk;

     - Our analysis of data from financial models and other internal and industry sources to evaluate the current effectiveness of our hedging and overall risk management strategies;

     - The current and expected timing of contractual maturities of our assets and liabilities, expectations of prepayments on investments and expectations for surrenders and withdrawals of life insurance policies and annuity contracts;

     -    The capital risk limits approved by management; and

     -    Our current financial condition and liquidity demands.

To determine the recovery period of a debt security, we consider the facts and circumstances surrounding the underlying issuer including, but not limited to, the following:

     -    Historic and implied volatility of the security;

     - Length of time and extent to which the fair value has been less than amortized cost;

     - Adverse conditions specifically related to the security or to specific conditions in an industry or geographic area;

     - Failure, if any, of the issuer of the security to make scheduled payments; and

     - Recoveries or additional declines in fair value subsequent to the balance sheet date.

In periods subsequent to the recognition of an OTTI, the AFS security is accounted for as if it had been purchased on the measurement date of the OTTI. Therefore, for the fixed maturity AFS security, the original discount or reduced premium is reflected in net investment income over the contractual term of the investment in a manner that produces a constant effective yield.

To determine recovery value of a corporate bond or CDO, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

     - Fundamentals of the issuer to determine what we would recover if they were to file bankruptcy versus the price at which the market is trading;

     -    Fundamentals of the industry in which the issuer operates;

     - Earnings multiples for the given industry or sector of an industry that the underlying issuer operates within, divided by the outstanding debt to determine an expected recovery value of the security in the case of a liquidation;

     - Expected cash flows of the issuer (e.g., whether the issuer has cash flows in excess of what is required to fund its operations);

     -    Expectations regarding defaults and recovery rates;

     -    Changes to the rating of the security by a rating agency; and

     - Additional market information (e.g., if there has been a replacement of the corporate debt security).

Each quarter we review the cash flows for the MBS to determine whether or not they are sufficient to provide for the recovery of our amortized cost. We revise our cash flow projections only for those securities that are at most risk for impairment based on current credit enhancement and trends in the underlying collateral performance. To determine recovery value of a MBS, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

     - Discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover;

     - Level of creditworthiness of the home equity loans or residential mortgages that back an RMBS or commercial mortgages that back a CMBS;

     - Susceptibility to fair value fluctuations for changes in the interest rate environment;

     - Susceptibility to reinvestment risks, in cases where market yields are lower than the securities' book yield earned;

     - Susceptibility to reinvestment risks, in cases where market yields are higher than the book yields earned on a security;

     - Expectations of sale of such a security where market yields are higher than the book yields earned on a security; and

     -    Susceptibility to variability of prepayments.

When evaluating MBS and mortgage-related asset-backed securities ("ABS"), we consider a number of pool-specific factors as well as market level factors when determining whether or not the impairment on the security is temporary or other-than-temporary. The most important factor is the performance of the underlying collateral in the security and the trends of that performance in the prior periods. We use this information about the collateral to forecast the timing and rate of mortgage loan defaults, including making projections for loans that are already delinquent and for those loans that are currently performing but may become delinquent in the future. Other factors used in this analysis include type of underlying collateral (e.g., prime, Alt-A or subprime), geographic distribution of underlying loans and timing of liquidations by state. Once default rates and timing assumptions are determined, we then make assumptions regarding the severity of a default if it were to occur. Factors that impact the severity assumption include expectations for future home price appreciation or depreciation, loan size, first lien versus second lien, existence of loan level private mortgage insurance, type of occupancy and geographic distribution of loans. Once default and severity assumptions are determined for the security in question, cash flows for the underlying collateral are projected including expected defaults and prepayments. These cash flows on the collateral are then translated to cash flows on our tranche based on the cash flow waterfall of the entire capital security structure. If this analysis indicates the entire principal on a particular security will not be returned, the security is reviewed for OTTI by comparing the expected cash flows to amortized cost. To the extent that the security has already been impaired or was purchased at a discount, such that the amortized cost of the security is less than or equal to the present value of cash flows expected to be collected, no impairment is required.

Otherwise, if the amortized cost of the security is greater than the present value of the cash flows expected to be collected, and the security was not purchased at a discount greater than the expected principal loss, then impairment is recognized.

We further monitor the cash flows of all of our AFS securities backed by pools on an ongoing basis. We also perform detailed analysis on all of our subprime, Alt-A, non-agency residential MBS and on a significant percentage of our AFS securities backed by pools of commercial mortgages. The detailed analysis includes revising projected cash flows by updating the cash flows for actual cash received and applying assumptions with respect to expected defaults, foreclosures and recoveries in the future. These revised projected cash flows are then compared to the amount of credit enhancement (subordination) in the structure to determine whether the amortized cost of the security is recoverable. If it is not recoverable, we record an impairment of the security.

TRADING SECURITIES

Trading securities consist of fixed maturity and equity securities in designated portfolios, some of which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for the portfolios that support Modco and CFW reinsurance arrangements, including gains and losses from sales, are passed directly to the reinsurers pursuant to contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value and changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements, are recorded in realized gain (loss) on our Consolidated Statements of Income (Loss) as they occur.

ALTERNATIVE INVESTMENTS

Alternative investments, which consist primarily of investments in Limited Partnerships ("LPs"), are included in other investments on our Consolidated Balance Sheets. We account for our investments in LPs using the equity method to determine the carrying value. Recognition of alternative investment income is delayed due to the availability of the related financial statements, which are generally obtained from the partnerships' general partners. As a result, our venture capital, real estate and oil and gas portfolios are generally on a three-month delay and our hedge funds are on a one-month delay. In addition, the impact of audit adjustments related to completion of calendar-year financial statement audits of the investees are typically received during the second quarter of each calendar year. Accordingly, our investment income from alternative investments for any calendar-year period may not include the complete impact of the change in the underlying net assets for the partnership for that calendar-year period.

PAYABLES FOR COLLATERAL ON INVESTMENTS

When we enter into collateralized financing transactions on our investments, a liability is recorded equal to the cash collateral received. This liability is included within payables for collateral on investments on our Consolidated Balance Sheets. Income and expenses associated with these transactions are recorded as investment income and investment expenses within net investment income on our Consolidated Statements of Income (Loss). Changes in payables for collateral on investments are reflected within cash flows from investing activities on our Consolidated Statements of Cash Flows.

MORTGAGE LOANS ON REAL ESTATE

Mortgage loans on real estate are carried at unpaid principal balances adjusted for amortization of premiums and accretion of discounts and are net of valuation allowances. Interest income is accrued on the principal balance of the loan based on the loan's contractual interest rate. Premiums and discounts are amortized using the effective yield method over the life of the loan. Interest income and amortization of premiums and discounts are reported in net investment income on our Consolidated Statements of Income (Loss) along with mortgage loan fees, which are recorded as they are incurred.

Our commercial loan portfolio is comprised of long-term loans secured by existing commercial real estate. As such, it does not exhibit risk characteristics unique to mezzanine, construction, residential, agricultural, land or other types of real estate loans. We believe all of the loans in our portfolio share three primary risks: borrower creditworthiness; sustainability of the cash flow of the property; and market risk; therefore, our methods for monitoring and assessing credit risk are consistent for our entire portfolio. Loans are considered impaired when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, a valuation allowance is established for the excess carrying value of the loan over its estimated value. The loan's estimated value is based on: the present value of expected future cash flows discounted at the loan's effective interest rate; the loan's observable market price; or the fair value of the loan's collateral. Valuation allowances are maintained at a level we believe is adequate to absorb estimated probable credit losses of each specific loan. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. Trends in market vacancy and rental rates are incorporated into the analysis that we perform for monitored loans and may contribute to the establishment of (or an increase or decrease in) an allowance for credit losses. In addition, we review each loan individually in our commercial mortgage loan portfolio on an annual basis to identify emerging risks. We focus on properties that experienced a reduction in debt-service coverage or that have significant exposure to tenants with deteriorating credit profiles. Where warranted, we establish or increase loss reserves for a specific loan based upon this analysis. Our process for determining past due or delinquency status begins when a payment date is missed, at which time the borrower is contacted. After the grace period expiration that may last up to 10 days, we send a default notice. The default notice generally provides a short time period to cure the default. Our policy is to report loans that are 60 or more days past due, which equates to two or more payments missed, as delinquent. We do not accrue interest on loans 90 days past due, and any interest received on these loans is either applied to the principal or recorded in net investment income on our Consolidated Statements of Income (Loss) when received, depending on the assessment of the collectibility of the loan. We resume accruing interest once a loan complies with all of its original terms or restructured terms. Mortgage loans deemed uncollectible are charged against the allowance for losses, and subsequent recoveries, if any, are credited to the allowance for losses. All mortgage loans that are impaired have an established allowance for credit losses. Changes in valuation allowances are reported in realized gain (loss) on our Consolidated Statements of Income (Loss).

We measure and assess the credit quality of our mortgage loans by using loan-to-value and debt-service coverage ratios. The loan-to-value ratio compares the principal amount of the loan to the fair value at origination of the underlying property collateralizing the loan and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the principal amount is greater than the collateral value. Therefore, all else being equal, a lower loan-to-value ratio generally indicates a higher quality loan. The debt-service coverage ratio compares a property's net operating income to its debt-service payments. Debt-service coverage ratios of less than 1.0 indicate that property operations do not generate enough income to cover its current debt payments. Therefore, all else being equal, a higher debt-service coverage ratio generally indicates a higher quality loan.

POLICY LOANS

Policy loans represent loans we issue to contract holders that use the cash surrender value of their life insurance policy as collateral. Policy loans are carried at unpaid principal balances.

REAL ESTATE

Real estate includes both real estate held for the production of income and real estate held-for-sale. Real estate held for the production of income is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. We periodically review properties held for the production of income for impairment. Properties whose carrying values are greater than their projected undiscounted cash flows are written down to estimated fair value, with impairment losses reported in realized gain (loss) on our Consolidated Statements of Income (Loss). The estimated fair value of real estate is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate classified as held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs at the time classified as held-for-sale. Real estate is not depreciated while it is classified as held-for-sale. Also, valuation allowances for losses are established, as appropriate, for real estate held-for-sale and any changes to the valuation allowances are reported in realized gain (loss) on our Consolidated Statements of Income (Loss). Real estate acquired through foreclosure proceedings is recorded at fair value at the settlement date.

DERIVATIVE INSTRUMENTS

We hedge certain portions of our exposure to interest rate risk, foreign currency exchange risk, equity market risk and credit risk by entering into derivative transactions. All of our derivative instruments are recognized as either assets or liabilities on our Consolidated Balance Sheets at estimated fair value. We categorized derivatives into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique as discussed above in "Fair Value Measurement." The accounting for changes in the estimated fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument based upon the exposure being hedged: as a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign subsidiary.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated OCI and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in net income during the period of change in estimated fair values. For derivative instruments not designated as hedging instruments but that are economic hedges, the gain or loss is recognized in net income.

We purchase and issue financial instruments and products that contain embedded derivative instruments. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument in the Consolidated Balance Sheets, is carried at fair value with changes in fair value recognized in net income during the period of change.

We employ several different methods for determining the fair value of our derivative instruments. The fair value of our derivative contracts are measured based on current settlement values, which are based on quoted market prices, industry standard models that are commercially available and broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to measure the current fair market value of the derivative.

CASH AND CASH EQUIVALENTS

Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with an original maturity of three months or less.

DAC, VOBA, DSI AND DFEL

Commissions and other costs of acquiring UL insurance, VUL insurance, traditional life insurance, annuities and other investment contracts, which vary with and are related primarily to the production of new business, have been deferred (i.e., DAC) to the extent recoverable. VOBA is an intangible asset that reflects the estimated fair value of inforce contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in force at the acquisition date. Bonus credits and excess interest for dollar cost averaging contracts are considered DSI. Contract sales charges that are collected in the early years of an insurance contract are deferred (i.e., DFEL), and the unamortized balance is reported in other contract holder funds on our Consolidated Balance Sheets.

Both DAC and VOBA amortization, excluding amounts reported in realized gain
(loss), is reported within underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income (Loss). DSI amortization, excluding amounts reported in realized gain (loss), is reported in interest credited on our Consolidated Statements of Income (Loss). The amortization of DFEL, excluding amounts reported in realized gain (loss), is reported within insurance fees on our Consolidated Statements of Income (Loss). The methodology for determining the amortization of DAC, VOBA, DSI and DFEL varies by product type. For all insurance contracts, amortization is based on assumptions consistent with those used in the development of the underlying contract adjusted for emerging experience and expected trends.

Acquisition costs for UL and VUL insurance and investment-type products, which include fixed and variable deferred annuities, are generally amortized over the lives of the policies in relation to the incidence of estimated gross profits ("EGPs") from surrender charges, investment, mortality net of reinsurance ceded and expense margins and actual realized gain (loss) on investments. Contract lives for UL and VUL policies are estimated to be 40 years and 30 years, respectively, based on the expected lives of the contracts. Contract lives for fixed and variable deferred annuities are generally between 12 and 30 years, while some of our fixed multi-year guarantee products have amortization periods equal to the guarantee period. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable lapse experience.

Acquisition costs for all traditional contracts, including traditional life insurance, which include individual whole life, group business and term life insurance contracts, are amortized over periods of 7 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC, VOBA, DSI or DFEL balance or related amortization for fixed and variable payout annuities.

We account for modifications of insurance contracts that result in a substantially unchanged contract as a continuation of the replaced contract. We account for modifications of insurance contracts that result in a substantially changed contract as an extinguishment of the replaced contract.

The carrying amounts of DAC, VOBA, DSI and DFEL are adjusted for the effects of realized and unrealized gains and losses on securities classified as AFS and certain derivatives and embedded derivatives. Amortization expense of DAC, VOBA, DSI and DFEL reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC, VOBA, DSI and DFEL amortization within realized gain (loss) on our Consolidated Statements of Income (Loss) reflecting the incremental effect of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility from period to period in realized gain (loss).

On a quarterly basis, we may record an adjustment to the amounts included within our Consolidated Balance Sheets for DAC, VOBA, DSI and DFEL with an offsetting benefit or charge to revenue or expense for the effect of the difference between future EGPs used in the prior quarter and the emergence of actual and updated future EGPs in the current quarter ("retrospective unlocking"). In addition, in the third quarter of each year, we conduct our annual comprehensive review of the assumptions and the projection models used for our estimates of future gross profits underlying the amortization of DAC, VOBA, DSI and DFEL and the calculations of the embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees. These assumptions include investment margins, mortality, retention, rider utilization and maintenance expenses (costs associated with maintaining records relating to insurance and individual and group annuity contracts and with the processing of premium collections, deposits, withdrawals and commissions). Based on our review, the cumulative balances of DAC, VOBA, DSI and DFEL, included on our Consolidated Balance Sheets, are adjusted with an offsetting benefit or charge to revenue or amortization expense to reflect such change ("prospective unlocking - assumption changes"). We may have prospective unlocking in other quarters as we become aware of information that warrants updating prospective assumptions outside of our annual comprehensive review. We may also identify and implement actuarial modeling refinements ("prospective unlocking - model refinements") that result in increases or decreases to the carrying values of DAC, VOBA, DSI, DFEL, embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees. The primary distinction between retrospective and prospective unlocking is that retrospective unlocking is driven by the difference between actual gross profits compared to EGPs each period, while prospective unlocking is driven by changes in assumptions or projection models related to our expectations of future EGPs.

DAC, VOBA, DSI and DFEL are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts.

REINSURANCE

Our insurance companies enter into reinsurance agreements with other companies in the normal course of business. Assets and liabilities and premiums and benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on our Consolidated Balance Sheets and Consolidated Statements of Income (Loss), respectively, because there is a right of offset. All other reinsurance agreements are reported on a gross basis on our Consolidated Balance Sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists. Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, benefits and DAC are reported net of insurance ceded.

GOODWILL

We recognize the excess of the purchase price, plus the fair value of any noncontrolling interest in the acquiree, over the fair value of identifiable net assets acquired as goodwill. Good-will is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events, including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator or unanticipated competition, would cause us to review the carrying amounts of goodwill for impairment. We are required to perform a two-step test in our evaluation of the carrying value of goodwill for impairment. In Step 1 of the evaluation, the fair value of each reporting unit is determined and compared to the carrying value of the reporting unit. If the fair value is greater than the carrying value, then the carrying value is deemed to be sufficient and Step 2 is not required. If the fair value estimate is less than the carrying value, it is an indicator that impairment may exist and Step 2 is required to be performed. In Step 2, the implied fair value of the reporting unit's goodwill is determined by assigning the reporting unit's fair value as determined in Step 1 to all of its net assets (recognized and unrecognized) as if the reporting unit had been acquired in a business combination at the date of the impairment test. If the implied fair value of the reporting unit's goodwill is lower than its carrying amount, goodwill is impaired and written down to its fair value, and a charge is reported in impairment of intangibles on our Consolidated Statements of Income
(Loss).

OTHER ASSETS AND OTHER LIABILITIES

Other assets consist primarily of DSI, specifically identifiable intangible assets, property and equipment owned by the company, balances associated with corporate-owned and bank-owned life insurance, certain reinsurance assets, receivables resulting from sales of securities that had not yet settled as of the balance sheet date, debt issue costs and other prepaid expenses. Other liabilities consist primarily of current and deferred taxes, pension and other employee benefit liabilities, certain reinsurance payables, payables resulting from purchases of securities that had not yet settled as of the balance sheet date, interest on borrowed funds and other accrued expenses.

The carrying values of specifically identifiable intangible assets are reviewed at least annually for indicators of impairment in value that are other-than-temporary, including unexpected or adverse changes in the following: the economic or competitive environments in which the company operates; profitability analyses; cash flow analyses; and the fair value of the relevant business operation. If there was an indication of impairment, then the discounted cash flow method would be used to measure the impairment, and the carrying value would be adjusted as necessary and reported in impairment of intangibles on our Consolidated Statements of Income (Loss). Sales force intangibles are attributable to the value of the new business distribution system acquired through business combinations. These assets are amortized on a straight-line basis over their useful life of 25 years. Federal Communications Commission ("FCC") licenses also acquired through business combinations are not amortized.

Property and equipment owned for company use is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment. We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held-for-use until they are disposed. Long-lived assets to be sold are classified as held-for-sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held-for-sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held-for-sale are recorded at the lower of their carrying amount or fair value less cost to sell.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

We maintain separate account assets, which are reported at fair value. The related liabilities are reported at an amount equivalent to the separate account assets. Investment risks associated with market value changes are borne by the contract holders, except to the extent of minimum guarantees made by the Company with respect to certain accounts.

We issue variable annuity contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that include various types of guaranteed death benefit ("GDB"), guaranteed withdrawal benefit ("GWB") and guaranteed income benefit ("GIB") features. The GDB features include those where we contractually guarantee to the contract holder either: return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); total deposits made to the contract less any partial withdrawals plus a minimum return ("minimum return"); or the highest contract value on any contract anniversary date through age 80 minus any payments or withdrawals following the contract anniversary ("anniversary contract value").

As discussed in Note 6, certain features of these guarantees are accounted for as embedded derivative reserves, whereas other guarantees are accounted for as benefit reserves. Other guarantees contain characteristics of both and are accounted for under an approach that calculates the value of the embedded derivative reserve and the benefit reserve based on the specific characteristics of each guaranteed living benefit ("GLB") feature. We use derivative instruments to hedge our exposure to the risks and earnings volatility that result from the embedded derivatives for living benefits in certain of our variable annuity products. The change in fair value of these instruments tends to move in the opposite direction of the change in the value of the associated reserves. The net impact of these changes is reported as a component of realized gain (loss) on our Consolidated Statements of Income (Loss).

The "market consistent scenarios" used in the determination of the fair value of the GWB liability are similar to those used by an investment bank to value derivatives for which the pricing is not transparent and the aftermarket is nonexistent or illiquid. In our calculation, risk-neutral Monte-Carlo simulations resulting in over 35 million scenarios are utilized to value the entire block of guarantees. The market consistent scenario assumptions, as of each valuation date, are those we view to be appropriate for a hypothetical market participant. The market consistent inputs include assumptions for the capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.), policyholder behavior (e.g., policy lapse, benefit utilization, mortality, etc.), risk margins, administrative expenses and a margin for profit. We believe these assumptions are consistent with those that would be used by a market participant; however, as the related markets develop we will continue to reassess our assumptions. It is possible that different valuation techniques and assumptions could produce a materially different estimate of fair value.

FUTURE CONTRACT BENEFITS AND OTHER CONTRACT HOLDER FUNDS

Future contract benefits represent liability reserves that we have established and carry based on estimates of how much we will need to pay for future benefits and claims. Other contract holder funds represent liabilities for fixed account values, including the fixed portion of variable, dividends payable, premium deposit funds, undistributed earnings on participating business and other contract holder funds as well the carrying value of DFEL discussed above.

The liabilities for future contract benefits and claim reserves for UL and VUL insurance policies consist of contract account balances that accrue to the benefit of the contract holders, excluding surrender charges. The liabilities for future insurance contract benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of contract issue. Investment yield assumptions for traditional direct individual life reserves for all contracts range from 2.25% to 7.75% depending on the time of contract issue. The investment yield assumptions for immediate and deferred paid-up annuities range from 1.00% to 13.50%. These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these contract benefits are payable.

The liabilities for future claim reserves for variable annuity products containing GDB features are calculated by estimating the present value of total expected benefit payments over the life of the contract divided by the present value of total expected assessments over the life of the contract ("benefit ratio") multiplied by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GDB payments plus interest on the reserves. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC, VOBA, DFEL and DSI.

With respect to our future contract benefits and other contract holder funds, we continually review: overall reserve position, reserving techniques and reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the contract holder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2011 and 2010, participating policies comprised approximately 1% of the face amount of insurance in force, and dividend expenses were $79 million, $82 million and $89 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Liabilities for the secondary guarantees on UL-type products are calculated by multiplying the benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI.

Future contract benefits on our Consolidated Balance Sheets include GLB features and remaining guaranteed interest and similar contracts that are carried at fair value, which represents approximate surrender value including an estimate for our nonperformance risk. Certain of these features have elements of both insurance benefits and embedded derivatives. We weight these features and their associated reserves accordingly based on their hybrid nature. We classify these items in Level 3 within the hierarchy levels described above in "Fair Value Measurement."

The fair value of our indexed annuity contracts is based on their approximate surrender values.

BORROWED FUNDS

LNL's short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less. Long-term borrowings have contractual or expected maturities greater than one year.

DEFERRED GAIN ON BUSINESS SOLD THROUGH REINSURANCE

Our reinsurance operations were acquired by Swiss Re Life & Health America, Inc. ("Swiss Re") in December 2001 through a series of indemnity reinsurance transactions. We are recognizing the gain related to these transactions at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years from the date of sale.

COMMITMENTS AND CONTINGENCIES

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and reasonably estimable.

INSURANCE FEES

Insurance fees for investment and interest-sensitive life insurance contracts consist of asset-based fees, cost of insurance charges, percent of premium charges, contract administration charges and surrender charges that are assessed against contract holder account balances. Investment products consist primarily of individual and group variable and fixed deferred annuities. Interest-sensitive life insurance products include UL insurance, VUL insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance.

In bifurcating the embedded derivative of our GLB features on our variable annuity products, we attribute to the embedded derivative the portion of total fees collected from the contract holder that relate to the GLB riders (the "attributed fees"), which are not reported within insurance fees on our Consolidated Statements of Income (Loss). These attributed fees represent the present value of future claims expected to be paid for the GLB at the inception of the contract plus a margin that a theoretical market participant would include for risk/profit and are reported within realized gain (loss) on our Consolidated Statements of Income (Loss).

The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset-based fees, cost of insurance and contract administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contract holder in accordance with contractual terms.

For investment and interest-sensitive life insurance contracts, the amounts collected from contract holders are considered deposits and are not included in revenue.

INSURANCE PREMIUMS

Our insurance premiums for traditional life insurance and group insurance products are recognized as revenue when due from the contract holder. Our traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Our group non-medical insurance products consist primarily of term life, disability and dental.

NET INVESTMENT INCOME

Dividends and interest income, recorded in net investment income, are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in net investment income over the contractual terms of the investments in a manner that produces a constant effective yield.

For CDOs and MBS, included in the trading and AFS fixed maturity securities portfolios, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from originally anticipated prepayments, the retrospective effective yield is recalculated to reflect actual payments to date and a catch up adjustment is recorded in the current period. In addition, the new effective yield, which reflects anticipated future payments, is used prospectively. Any adjustments resulting from changes in effective yield are reflected in net investment income on our Consolidated Statements of Income (Loss).

REALIZED GAIN (LOSS)

Realized gain (loss) on our Consolidated Statements of Income (Loss) includes realized gains and losses from the sale of investments, write-downs for other-than-temporary impairments of investments, certain derivative and embedded derivative gains and losses, gains and losses on the sale of subsidiaries and businesses and net gains and losses on reinsurance embedded derivative and trading securities. Realized gains and losses on the sale of investments are determined using the specific identification method. Realized gain (loss) is recognized in net income, net of associated amortization of DAC, VOBA, DSI and DFEL. Realized gain (loss) is also net of allocations of investment gains and losses to certain contract holders and certain funds withheld on reinsurance arrangements for which we have a contractual obligation.

OTHER REVENUES AND FEES

Other revenues and fees consists primarily of fees attributable to broker-dealer services recorded as earned at the time of sale, changes in the market value of our seed capital investments and communications sales recognized as earned, net of agency and representative commissions.

INTEREST CREDITED

Interest credited includes interest credited to contract holder account balances. Interest crediting rates associated with funds invested in our general account during 2009 through 2011 ranged from 3.00% to 9.00%.

BENEFITS

Benefits for UL and other interest-sensitive life insurance products include benefit claims incurred during the period in excess of contract account balances. Benefits also include the change in reserves for life insurance products with secondary guarantee benefits and annuity products with guaranteed death benefits. For traditional life, group health and disability income products, benefits are recognized when incurred in a manner consistent with the related premium recognition policies.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pursuant to the accounting rules for our obligations to employees and agents under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate and expected return on plan assets to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is based on historical and projected future rates of return on the funds invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate.

STOCK-BASED COMPENSATION

In general, we expense the fair value of stock awards included in our incentive compensation plans. As of the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology, and the fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the performance or service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in stockholder's equity. We classify certain stock awards as liabilities. For these awards, the settlement value is classified as a liability on our consolidated balance sheet and the liability is marked-to-market through net income at the end of each reporting period. Stock-based compensation expense is reflected in underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income (Loss).

INTEREST AND DEBT EXPENSES

Interest expense on our short-term and long-term debt is recognized as due and any associated premiums, discounts, and costs are amortized (accreted) over the term of the related borrowing utilizing the effective interest method. In addition, gains or losses related to certain derivative instruments associated with debt are recognized in interest expense during the period of the change.

INCOME TAXES

We have elected to file consolidated federal income tax returns with LNC and its subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC. Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that we expect, more likely than not, will be realized.

2. NEW ACCOUNTING STANDARDS

ADOPTION OF NEW ACCOUNTING STANDARDS

CONSOLIDATIONS TOPIC

In June 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17"), which amended the consolidation guidance for VIEs. The Consolidations Topic of the FASB ASC was amended to require a qualitative approach for identifying the variable interest required to consolidate the VIE based on the entity that has the power to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive returns that could potentially be significant to the VIE. In February 2010, the FASB issued ASU No. 2010-10, "Amendments for Certain Investment Funds" ("ASU 2010-10"), which deferred application of the guidance in ASU 2009-17 for reporting entities with interests in an entity that applies the specialized accounting guidance for investment companies.

Effective January 1, 2010, we adopted the amendments in ASU 2009-17 and ASU 2010-10, and accordingly reconsidered our involvement with all our VIEs and the primary beneficiary of the VIEs. We concluded we are the primary beneficiary of the VIEs associated with our investments in Credit-Linked Notes ("CLNs"), and as such, consolidated all of the assets and liabilities of these VIEs and recorded a cumulative effect adjustment of $169 million, after-tax, to the beginning balance of retained earnings as of January 1, 2010. In addition, we considered our investments in LPs and other alternative investments, and concluded these investments are within the scope of the deferral in ASU 2010-10, and as such they are not currently subject to the amended consolidation guidance in ASU 2009-17. As a result, we will continue to account for our alternative investments consistent with the accounting policy in Note 1. See Note 4 for more detail regarding the consolidation of our VIEs.

FAIR VALUE MEASUREMENTS AND DISCLOSURES TOPIC

In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which required additional disclosure related to the three-level fair value hierarchy. We adopted the disclosure requirements related to significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and fair value disclosures related to pension and postretirement benefit plan assets effective January 1, 2010. Effective January 1, 2011, we adopted the remaining disclosure amendments in ASU 2010-06 requiring us to separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3, and have included the disclosure in Note 21 for the year ended December 31, 2011.

FINANCIAL SERVICES -- INSURANCE INDUSTRY TOPIC

In April 2010, the FASB issued ASU No. 2010-15, "How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), to clarify a consolidation issue for insurance entities that hold a controlling interest in an investment fund either partially or completely through separate accounts. ASU 2010-15 concludes that an insurance entity would not be required to consider interests held in separate accounts when determining whether or not to consolidate an investment fund, unless the separate account interest is held for the benefit of a related party. If an investment fund is consolidated, the portion of the assets representing interests held in separate accounts would be recorded as a separate account asset with a corresponding separate account liability. The remaining investment fund assets would be consolidated in the insurance entity's general accounts.
We adopted the accounting guidance in ASU 2010-15 effective January 1, 2011, and applied the accounting guidance retrospectively to our separate accounts. The adoption did not have a material effect on our consolidated financial condition and results of operations.

INTANGIBLES -- GOODWILL AND OTHER TOPIC

In December 2010, the FASB issued ASU No. 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts" ("ASU 2010-28"). Generally, reporting units with zero or negative carrying amounts will pass Step 1 of the goodwill impairment test as the fair value will exceed carrying value; therefore, goodwill impairment would not be assessed under Step 2. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts, and requires these reporting units perform Step 2 of the impairment test to determine if it is more likely than not that goodwill impairment exists. We adopted ASU 2010-28 effective January 1, 2011, and the adoption did not have a material effect on our consolidated financial condition and results of operations.

INVESTMENTS -- DEBT AND EQUITY SECURITIES TOPIC

In April 2009, the FASB replaced the guidance in the Investments - Debt and Equity Securities Topic of the FASB ASC related to OTTI. Our accounting policy for OTTI, included in Note 1, reflects these changes adopted by the FASB. As a result of adopting this accounting guidance, effective January 1, 2009, we recorded an increase of $97 million to the opening balance of retained earnings with a corresponding decrease to accumulated OCI on our Consolidated Statements of Stock-holders' Equity to reclassify the noncredit portion of previously other-than-temporarily impaired debt securities held as of January 1, 2009. The cumulative effect adjustment was calculated for all debt securities held as of January 1, 2009, for which an OTTI was previously recognized, and for which we did not intend to sell the security and it was not more likely than not that we would be required to sell the security before recovery of its amortized cost, by comparing the present value of cash flows expected to be received as of January 1, 2009, to the amortized cost basis of the debt securities. In addition, because the carrying amounts of DAC, VOBA, DSI and DFEL are adjusted for the effects of realized and unrealized gains and losses on fixed maturity AFS securities, we recognized a true-up to our DAC, VOBA, DSI and DFEL balances for this cumulative effect adjustment.

Information regarding our calculation of OTTI is included in Note 5, and the amount of OTTI recognized in accumulated OCI is provided in Note 14.

RECEIVABLES TOPIC

In July 2010, the FASB issued ASU No. 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20") to provide more information regarding the nature of the risk associated with financing receivables and how the assessment of the risk is used to estimate the allowance for credit losses. ASU 2010-20 was adopted over two reporting periods, and comparative disclosures were not required for earlier reporting periods ending prior to the initial adoption date. The remaining disclosure requirement related to the activity in our allowance for mortgage loans on real estate losses was effective January 1, 2011, and is provided in Note 5.

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

BALANCE SHEET TOPIC

In December 2011, the FASB issued ASU No. 2011-11, "Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), to address certain comparability issues between financial statements prepared in accordance with GAAP and those prepared in accordance with International Financial Reporting Standards. ASU 2011-11 will require an entity to provide enhanced disclosures about financial instruments and derivative instruments to enable users to understand the effects of offsetting in the financial statements as well as the effects of master netting arrangements on an entity's financial position. The disclosures required by ASU 2011-11 are effective for annual and interim reporting periods beginning on or after January 1, 2013, with respective disclosures required for all comparative periods presented. We will adopt the disclosure requirements in

ASU 2011-11 effective January 1, 2013, and are currently evaluating the appropriate location for these disclosures in the notes to our financial statements.

COMPREHENSIVE INCOME TOPIC

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"), with an objective of increasing the prominence of items reported in other comprehensive income ("OCI"). The amendments in ASU 2011-05 provide entities with the option to present the total of comprehensive income, the components of net income and the components of OCI in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, ASU 2011-05 requires entities to present reclassification adjustments for each component of AOCI in both net income and OCI on the face of the financial statements, however in December 2011, the FASB deferred this presentation requirement by issuing ASU No. 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" ("ASU 2011-12"). The FASB is considering operational concerns about the presentation requirements and the needs of financial statement users for additional information about reclassification adjustments. As noted in ASU 2011-12, the deferral does not affect the requirements in ASU 2011-5 to present the items of net income, OCI and total comprehensive income in a single continuous or two consecutive statements. In addition, entities will still be required to present amounts reclassified out of AOCI on the face of the financial statements or in the notes to the financial statements. ASU 2011-05 and ASU 2011-12 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early adoption is permitted and the accounting guidance in ASU 2011-05 not subject to the deferral in ASU 2011-12 must be applied retrospectively. We will adopt the provisions of ASU 2011-05 and ASU 2011-12 in our 2012 financial statements and are currently evaluating our options for the presentation of comprehensive income.

FAIR VALUE MEASUREMENTS AND DISCLOSURES TOPIC

In May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common
Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards" ("ASU 2011-04"), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions. The amendments include wording changes to GAAP in order to clarify the FASB's intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements. There are no additional fair value measurements required upon the adoption of ASU 2011-04. The amendments are effective, prospectively, for interim and annual reporting periods beginning after December 15, 2011. Early adoption is prohibited. We will adopt the provisions of ASU 2011-04 effective January 1, 2012, and do not expect the adoption will have a material effect on our consolidated financial condition and results of operations.

FINANCIAL SERVICES -- INSURANCE INDUSTRY TOPIC

In October 2010, the FASB issued ASU No. 2010-26, "Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies the types of costs incurred by an insurance entity that can be capitalized in the acquisition of insurance contracts. Only those costs incurred which result directly from and are essential to the successful acquisition of new or renewal insurance contracts may be capitalized. Incremental costs related to unsuccessful attempts to acquire insurance contracts must be expensed as incurred. Under ASU 2010-26, the capitalization criteria in the direct-response advertising guidance of the Other Assets and Deferred Costs Topic of the FASB ASC must be met in order to capitalize advertising costs. The amendments are effective for fiscal years and interim periods beginning after December 15, 2011. Early adoption is permitted and an entity may elect to apply the guidance prospectively or retrospectively. We will adopt the provisions of ASU 2010-26 effective January 1, 2012, and currently estimate that retrospective adoption will result in the restatement of all years presented with a cumulative effect adjustment to the opening balance of retained earnings for the earliest period presented of approximately $969 million to $1.17 billion. In addition, the adoption of this accounting guidance will result in a lower DAC adjustment associated with unrealized gains and losses on AFS securities and certain derivatives; therefore, we will also adjust these DAC through a cumulative effect adjustment to the opening balance of AOCI. This adjustment is dependent on our unrealized position as of the date of adoption.

INTANGIBLES -- GOODWILL AND OTHER TOPIC

In September 2011, the FASB issued ASU No. 2011-08, "Testing Goodwill for Impairment" ("ASU 2011-08"), which provides an option to first assess qualitative factors to determine if it is necessary to complete the two-step goodwill impairment test. If an assessment of the relevant events and circumstances leads to a conclusion that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then performing the two-step impairment test is unnecessary. However, if a conclusion is reached otherwise, the two-step impairment test, that is currently required under the FASB ASC, must be completed. An entity has an unconditional option to bypass the qualitative assessment for any reporting unit and proceed directly to the two-step goodwill impairment test, and resume qualitative assessment for the same reporting unit in a subsequent reporting period. The amendments in ASU 2011-08 will be effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We will adopt the provisions of ASU 2011-08 effective January 1, 2012, and do not expect the adoption will have a material effect on our consolidated financial condition and results of operations.

TRANSFERS AND SERVICING TOPIC

In April 2011, the FASB issued ASU No. 2011-03, "Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which revises the criteria for assessing effective control for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The determination of whether the transfer of a financial asset subject to a repurchase agreement is a sale is based, in part, on whether the entity maintains effective control over the financial asset. ASU 2011-03 removes the following from the assessment of effective control: the criterion requiring the transferor to have the ability to repurchase or redeem the financial asset on substantially the agreed terms, even in the event of default by the transferee, and the related requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The amendments in ASU 2011-03 will be effective for interim and annual reporting periods beginning on or after December 15, 2011, early adoption is prohibited and the amendments will be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. We will adopt the provisions of ASU 2011-03 effective January 1, 2012, and do not expect the adoption will have a material effect on our consolidated financial condition and results of operations.

3. REINSURANCE CEDED, REINSURANCE RECAPTURED AND CAPITAL CONTRIBUTIONS

REINSURANCE CEDED TO LINCOLN NATIONAL REINSURANCE COMPANY (BARBADOS) LIMITED ("LNBAR")

We completed a reinsurance transaction during the fourth quarter of 2010 whereby we ceded a block of business to LNBAR, a wholly-owned subsidiary of LNC, which resulted in the release of $151 million of capital previously supporting a portion of statutory reserves related to our term insurance products. The following summarizes the effect of this transaction (in millions) on our Consolidated Balance Sheets as of December 31, 2010:

ASSETS
Deferred acquisition costs                      $(148)
Other assets                                      (40)
                                                -----
   Total assets                                 $(188)
                                                =====

LIABILITIES

Future contract benefits                        $ (72)
Deferred gain (loss) on business sold through
   reinsurance                                    (76)
Other liabilities                                 (40)
                                                -----
   Total liabilities                            $(188)
                                                =====

REINSURANCE RECAPTURED FROM LNBAR

During 2011 and 2010, we recaptured portions of business previously ceded to LNBAR. The following summarizes the effect of these transactions (in millions) on our Consolidated Balance Sheets:

                                          AS OF DECEMBER 31,
                                          ------------------
                                            2011      2010
                                            ----      ----
ASSETS
Cash                                       $ 204      $  25
Deferred acquisition costs                   243        110
                                           -----      -----
   Total assets                            $ 447      $ 135
                                           =====      =====
LIABILITIES
Future contract benefits                   $ 613      $ 387
Other contract holder funds                   18         22
Funds withheld reinsurance liabilities      (300)      (346)
Deferred gain (loss) on business sold
   through reinsurance                       106         42
Other liabilities                              4         10
                                           -----      -----
   Total liabilities                       $ 441      $ 115
                                           =====      =====

                                          AS OF DECEMBER 31,
                                          ------------------
                                            2011      2010
                                            ----      ----
REVENUES AND EXPENSES
Amortization of deferred gain (loss) on
   business sold through reinsurance:
   Write-off of unamortized deferred
   gain (loss)                              $ 34      $(42)
   Gain on recapture                             --     17
Benefits                                     (24)       55
Federal income tax expense                    (4)      (10)
                                            ----      ----
   Net income                               $  6      $ 20
                                            ====      ====

CAPITAL CONTRIBUTIONS

On May 7, 2009, LNC transferred ownership of LFM to LNL. On December 30, 2011, LNC transferred ownership of LIAC to LNL. In addition, LNC assumed certain liabilities from LNL during 2011 (reflected in "Other" in the table below). The following summarizes the effect of these capital contributions (in millions):

                                             FOR THE YEARS
                                          ENDED DECEMBER 31,
                                          -------------------
                                          2011    2011   2009
                                          ----   -----   ----
                                          LIAC   OTHER    LFM
                                           ---    ---    ----
Cash and invested cash                     $ 1    $--    $  1
Goodwill                                    --     --     174
Specifically identifiable intangible
   assets                                   --     --     168
Other assets                                 9     --      21
Short-term debt                             --     --     (14)
Other liabilities                           (5)     5     (70)
                                           ---    ---    ----
   Total(1)                                $ 5    $ 5    $280
                                           ===    ===    ====

----------
(1) Reported in capital contribution from LNC on our Consolidated Statements of Stockholder's Equity.

4. VARIABLE INTEREST ENTITIES

CONSOLIDATED VIES

CLNS

We have invested in the Class 1 notes of two CLN structures, which represent special purpose trusts combining asset-backed securities with credit default swaps to produce multi-class structured securities. The CLN structures also include subordinated Class 2 notes, which are held by third parties, and, together with the Class 1 notes, represent 100% of the outstanding notes of the CLN structures. The entities that issued the CLNs are financed by the note holders, and, as such, the note holders participate in the expected losses and residual returns of the entities.

Because the note holders do not have voting rights or similar rights, we determined the entities issuing the CLNs are VIEs, and as a note holder, our interest represented a variable interest. We have the power to direct the most significant activity affecting the performance of both CLN structures, as we have the ability to actively manage the reference portfolio underlying the credit default swaps. In addition, we receive returns from the CLN structures and may absorb losses that could potentially be significant to the CLN structures. As such, we concluded that we are the primary beneficiary of the VIEs associated with the CLNs. We reflected the assets and liabilities on our Consolidated Balance Sheets and recognized the results of operations of these VIEs on our Consolidated Statements of Income (Loss) since adopting new accounting guidance in 2010. See "Consolidations Topic" in Note 2 for more detail regarding the effect of the adoption.

As a result of consolidating the CLNs, we also consolidate the derivative instruments in the CLN structures. The credit default swaps create variability in the CLN structures and expose the note holders to the credit risk of the referenced portfolio. The contingent forwards transfer a portion of the loss in the underlying fixed maturity corporate asset-backed credit card loan securities back to the counterparty after credit losses reach our attachment point.

The following summarizes information regarding the CLN structures (dollars in millions) as of December 31, 2011:

                                         AMOUNT AND
                                      DATE OF ISSUANCE
                                   ----------------------
                                      $400         $200
                                    DECEMBER      APRIL
                                      2006         2007
                                   ----------   ---------
Original attachment point
   (subordination)                       5.50%       2.05%
Current attachment point
   (subordination)                       4.17%       1.48%
Maturity                           12/20/2016   3/20/2017
Current rating of tranche                  B+         Ba2
Current rating of underlying
   collateral pool                     Aa1-B3    Aaa-Caa1
Number of defaults in underlying
   collateral pool                          2           2
Number of entities                        123          99
Number of countries                        19          22

There has been no event of default on the CLNs themselves. Based upon our analysis, the remaining subordination as represented by the attachment point should be sufficient to absorb future credit losses, subject to changing market conditions. Similar to other debt market instruments, our maximum principal loss is limited to our original investment.

The following summarizes the exposure of the CLN structures' underlying collateral by industry and rating as of December 31, 2011:

                                   AAA    AA      A     BBB    BB    B    CCC   TOTAL
                                   ---   ----   ----   ----   ---   ---   ---   -----
INDUSTRY
Telecommunications                  --%    --%   5.5%   4.8%  0.4%  0.5%   --%   11.2%
Financial intermediaries           0.3%   3.3%   6.4%   0.5%   --%   --%   --%   10.5%
Oil and gas                         --%   0.7%   1.0%   4.6%   --%   --%   --%    6.3%
Utilities                           --%    --%   3.1%   1.4%   --%   --%   --%    4.5%
Chemicals and plastics              --%    --%   2.3%   1.2%  0.4%   --%   --%    3.9%
Drugs                              0.3%   2.2%   1.2%    --%   --%   --%   --%    3.7%
Retailers (except food and drug)    --%    --%   2.1%   0.9%  0.5%   --%   --%    3.5%
Industrial equipment                --%    --%   3.0%   0.3%   --%   --%   --%    3.3%
Sovereign                           --%   0.7%   1.6%   1.0%   --%   --%   --%    3.3%
Food products                       --%   0.3%   1.8%   1.1%   --%   --%   --%    3.2%
Conglomerates                       --%   2.6%   0.5%    --%   --%   --%   --%    3.1%
Forest products                     --%    --%    --%   1.6%  1.4%   --%   --%    3.0%
Other                               --%   3.0%  14.9%  17.3%  3.5%  1.5%  0.3%   40.5%
                                   ---   ----   ----   ----   ---   ---   ---   -----
   Total                           0.6%  12.8%  43.4%  34.7%  6.2%  2.0%  0.3%  100.0%
                                   ===   ====   ====   ====   ===   ===   ===   =====

STATUTORY TRUST NOTE

In August 2011, we purchased a $100 million note issued by a statutory trust ("Issuer") in a private placement offering. The proceeds were used by the Issuer to purchase U.S. Treasury securities to be held as collateral assets supporting an excess mortality swap. Our maximum exposure to loss is limited to our original investment in the notes. We have concluded that the Issuer of the note is a VIE as the entity does not have sufficient equity to support its activities without additional financial support, and as a note holder, our interest represents a variable interest. In our evaluation of the primary beneficiary, we concluded that our economic interest was greater than our stated power. As a result, we concluded that we are the primary beneficiary of the VIE and consolidated all of the assets and liabilities of the Issuer on our Consolidated Balance Sheets as of August 1, 2011.

Asset and liability information (dollars in millions) for these consolidated VIEs included on our Consolidated Balance Sheets was as follows:

                                         AS OF DECEMBER 31, 2011             AS OF DECEMBER 31, 2010
                                    ---------------------------------   ---------------------------------
                                       NUMBER                            NUMBER
                                         OF       NOTIONAL   CARRYING      OF         NOTIONAL   CARRYING
                                    INSTRUMENTS    AMOUNTS     VALUE    INSTRUMENTS    AMOUNTS     VALUE
                                    -----------   --------   --------   -----------   --------   --------
ASSETS
Fixed maturity securities:
   Asset-backed credit card loan        N/A         $ --       $592         N/A         $ --       $584
   U.S. Government bonds                N/A           --        108         N/A           --         --
Excess mortality swap                     1          100         --          --           --         --
                                        ---         ----       ----         ---         ----       ----
   Total assets(1)                        1         $100       $700          --         $ --       $584
                                        ---         ----       ----         ---         ----       ----
LIABILITIES

Non-qualifying hedges:
   Credit default swaps                   2         $600       $295           2         $600       $215
   Contingent forwards                    2           --         (4)          2           --         (6)
                                        ---         ----       ----         ---         ----       ----
      Total non-qualifying hedges         4          600        291           4          600        209
                                        ---         ----       ----         ---         ----       ----
Federal income tax                      N/A           --        (98)        N/A           --        (77)
                                        ---         ----       ----         ---         ----       ----
         Total liabilities(2)             4         $600       $193           4         $600       $132
                                        ===         ====       ====         ===         ====       ====

----------
(1) Reported in VIEs' fixed maturity securities on our Consolidated Balance Sheets.

(2)  Reported in VIEs' liabilities on our Consolidated Balance Sheets.

For details related to the fixed maturity AFS securities for these VIEs, see
Note 5.

As described more fully in Note 1, we regularly review our investment holdings for OTTI. Based upon this review, we believe that the fixed maturity securities were not other-than-temporarily impaired as of December 31, 2011.

The gains (losses) for these consolidated VIEs (in millions) recorded on our Consolidated Statements of Income (Loss) were as follows:

                                    FOR THE YEARS ENDED
                                        DECEMBER 31,
                                    -------------------
                                      2011       2010
                                    --------   --------
NON-QUALIFYING HEDGES
Credit default swaps                  $(80)      $25
Contingent forwards                     (2)       (9)
                                      ----       ---
   Total non-qualifying hedges(1)     $(82)      $16
                                      ====       ===

----------
(1)  Reported in realized gain (loss) on our Consolidated Statements of Income
     (Loss).

UNCONSOLIDATED VIES

Effective December 31, 2010, we issued a $500 million long-term senior note in exchange for a corporate bond AFS security of like principal and duration from a non-affiliated VIE whose primary activities are to acquire, hold and issue notes and loans, as well as pay and collect interest on the notes and loans. We have concluded that we are not the primary beneficiary of this VIE because we do not have power over the activities that most significantly affect its economic performance.

Through our investment activities, we make passive investments in structured securities issued by VIEs for which we are not the manager. These structured securities include our RMBS, CMBS and CDOs. We have not provided financial or other support with respect to these VIEs other than our original investment. We have determined that we are not the primary beneficiary of these VIEs due to the relative size of our investment in comparison to the principal amount of the structured securities issued by the VIEs and the level of credit subordination that reduces our obligation to absorb losses or right to receive benefits. Our maximum exposure to loss on these structured securities is limited to the amortized cost for these investments. We recognize our variable interest in these VIEs at fair value on our Consolidated Balance Sheets. For information about these structured securities, see Note 5.

5. INVESTMENTS

AFS SECURITIES

Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, we have categorized AFS securities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), as described in Note 1, which also includes additional disclosures regarding our fair value measurements.

The amortized cost, gross unrealized gains, losses and OTTI and fair value of AFS securities (in millions) were as follows:

                                                      AS OF DECEMBER 31, 2011
                                             ----------------------------------------
                                                          GROSS UNREALIZED
                                             AMORTIZED  --------------------    FAIR
                                               COST      GAINS  LOSSES  OTTI   VALUE
                                             ---------  ------  ------  ----  -------
FIXED MATURITY SECURITIES
Corporate bonds                               $52,665   $5,989   $507   $ 60  $58,087
U.S. Government bonds                             395       50     --     --      445
Foreign government bonds                          654       64     --     --      718
RMBS                                            7,331      522     70    119    7,664
CMBS                                            1,563       68     93      9    1,529
CDOs                                              120       --     19     --      101
State and municipal bonds                       3,399      553      9     --    3,943
Hybrid and redeemable preferred securities      1,239       47    166     --    1,120
VIEs' fixed maturity securities                   673       27     --     --      700
                                              -------   ------   ----   ----  -------
   Total fixed maturity securities             68,039    7,320    864    188   74,307
Equity securities                                 135       16     12     --      139
                                              -------   ------   ----   ----  -------
      Total AFS securities                    $68,174   $7,336   $876   $188  $74,446
                                              =======   ======   ====   ====  =======

                                                      AS OF DECEMBER 31, 2010
                                             ----------------------------------------
                                                          GROSS UNREALIZED
                                             AMORTIZED  --------------------    FAIR
                                               COST      GAINS  LOSSES  OTTI   VALUE
                                             ---------  ------  ------  ----  -------
FIXED MATURITY SECURITIES
Corporate bonds                               $47,920   $3,470  $  597  $ 78  $50,715
U.S. Government bonds                             106       16      --    --      122
Foreign government bonds                          459       37       2    --      494
RMBS                                            8,224      409     112   140    8,381
CMBS                                            2,047       89     165     6    1,965
CDOs                                              173       21      13     8      173
State and municipal bonds                       3,150       26      91    --    3,085
Hybrid and redeemable preferred securities      1,433       55     134    --    1,354
VIEs' fixed maturity securities                   570       14      --    --      584
                                              -------   ------  ------  ----  -------
   Total fixed maturity securities             64,082    4,137   1,114   232   66,873
Equity securities                                 119       25       4    --      140
                                              -------   ------  ------  ----  -------
      Total AFS securities                    $64,201   $4,162  $1,118  $232  $67,013
                                              =======   ======  ======  ====  =======

The amortized cost and fair value of fixed maturity AFS securities by contractual maturities (in millions) were as follows:

                                         AS OF DECEMBER 31, 2011
                                         -----------------------
                                           AMORTIZED     FAIR
                                              COST      VALUE
                                           ---------   -------
Due in one year or less                     $ 2,270    $ 2,305
Due after one year through five years        12,127     12,971
Due after five years through ten years       21,973     24,054
Due after ten years                          22,655     25,683
                                            -------    -------
   Subtotal                                  59,025     65,013
                                            -------    -------
MBS                                           8,894      9,193
CDOs                                            120        101
                                            -------    -------
      Total fixed maturity AFS securities   $68,039    $74,307
                                            =======    =======

Actual maturities may differ from contractual maturities because issuers may have the right to call or pre-pay obligations.

The fair value and gross unrealized losses, including the portion of OTTI recognized in OCI, of AFS securities (dollars in millions), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

                                                                                    AS OF DECEMBER 31, 2011
                                                                ---------------------------------------------------------------
                                                                 LESS THAN OR EQUAL       GREATER THAN
                                                                  TO TWELVE MONTHS       TWELVE MONTHS             TOTAL
                                                                -------------------   -------------------   -------------------
                                                                            GROSS                 GROSS                 GROSS
                                                                         UNREALIZED            UNREALIZED            UNREALIZED
                                                                 FAIR    LOSSES AND    FAIR    LOSSES AND    FAIR    LOSSES AND
                                                                 VALUE      OTTI       VALUE      OTTI       VALUE      OTTI
                                                                ------   ----------   ------   ----------   ------   ----------
FIXED MATURITY SECURITIES
Corporate bonds                                                 $2,764      $152      $1,420      $415      $4,184     $  567
RMBS                                                               525       118         408        71         933        189
CMBS                                                               173        15         136        87         309        102
CDOs                                                                 9         1          80        18          89         19
State and municipal bonds                                           31        --          30         9          61          9
Hybrid and redeemable preferred securities                         315        23         340       143         655        166
                                                                ------      ----      ------      ----      ------     ------
   Total fixed maturity securities                               3,817       309       2,414       743       6,231      1,052
Equity securities                                                   38        12          --        --          38         12
                                                                ------      ----      ------      ----      ------     ------
      Total AFS securities                                      $3,855      $321      $2,414      $743      $6,269     $1,064
                                                                ======      ====      ======      ====      ======     ======
Total number of AFS securities in an unrealized loss position                                                             891
                                                                                                                       ======

                                                                                    AS OF DECEMBER 31, 2010
                                                                ---------------------------------------------------------------
                                                                 LESS THAN OR EQUAL       GREATER THAN
                                                                  TO TWELVE MONTHS       TWELVE MONTHS             TOTAL
                                                                -------------------   -------------------  --------------------
                                                                            GROSS                 GROSS                 GROSS
                                                                         UNREALIZED            UNREALIZED            UNREALIZED
                                                                 FAIR    LOSSES AND    FAIR    LOSSES AND    FAIR    LOSSES AND
                                                                 VALUE      OTTI       VALUE      OTTI      VALUE       OTTI
                                                                ------   ----------   ------   ----------  -------   ----------
FIXED MATURITY SECURITIES
Corporate bonds                                                 $5,155      $289      $1,944      $386     $ 7,099     $  675
Foreign government bonds                                            19        --           9         2          28          2
RMBS                                                               628       121         702       131       1,330        252
CMBS                                                                73         8         278       163         351        171
CDOs                                                                --        --         146        21         146         21
State and municipal bonds                                        1,849        81          26        10       1,875         91
Hybrid and redeemable preferred securities                         199         9         547       125         746        134
                                                                ------      ----      ------      ----     -------     ------
   Total fixed maturity securities                               7,923       508       3,652       838      11,575      1,346
Equity securities                                                    3         4          --        --           3          4
                                                                ------      ----      ------      ----     -------     ------
      Total AFS securities                                      $7,926      $512      $3,652      $838     $11,578     $1,350
                                                                ======      ====      ======      ====     =======     ======
Total number of AFS securities in an unrealized loss position                                                           1,196
                                                                                                                       ======

For information regarding our investments in VIEs, see Note 4.

The fair value, gross unrealized losses, the portion of OTTI recognized in OCI (in millions) and number of AFS securities where the fair value had declined and remained below amortized cost by greater than 20% were as follows:

                                                              AS OF DECEMBER 31, 2011
                                                      --------------------------------------
                                                                   GROSS
                                                                 UNREALIZED        NUMBER
                                                       FAIR    -------------         OF
                                                       VALUE   LOSSES   OTTI   SECURITIES(1)
                                                      ------   ------   ----   -------------
Less than six months                                  $  378    $123    $ 29         56
Six months or greater, but less than nine months          51      28      12         18
Nine months or greater, but less than twelve months        2      --       1          7
Twelve months or greater                                 596     454     102        175
                                                      ------    ----    ----        ---
   Total                                              $1,027    $605    $144        256
                                                      ======    ====    ====        ===

                                                              AS OF DECEMBER 31, 2010
                                                      --------------------------------------
                                                                   GROSS
                                                                 UNREALIZED        NUMBER
                                                       FAIR    -------------         OF
                                                       VALUE   LOSSES   OTTI   SECURITIES(1)
                                                      ------   ------   ----   -------------
Less than six months                                  $  169    $ 73    $  4         41
Six months or greater, but less than nine months          55      20      --         13
Nine months or greater, but less than twelve months       39      15       1         13
Twelve months or greater                                 884     501     171        224
                                                      ------    ----    ----        ---
Total                                                 $1,147    $609    $176        291
                                                      ======    ====    ====        ===

----------
(1) We may reflect a security in more than one aging category based on various purchase dates.

We regularly review our investment holdings for OTTI. Our gross unrealized losses on AFS securities as of December 31, 2011, decreased $286 million in comparison to December 31, 2010. This change was attributable primarily to a decline in overall market yields, which was driven by market uncertainty and weakening economic activity. As discussed further below, we believe the unrealized loss position as of December 31, 2011, does not represent OTTI as we did not intend to sell these fixed maturity AFS securities, it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis, the estimated future cash flows were equal to or greater than the amortized cost basis of the debt securities, or we had the ability and intent to hold the equity AFS securities for a period of time sufficient for recovery.

Based upon this evaluation as of December 31, 2011, management believed we had the ability to generate adequate amounts of cash from our normal operations (e.g., insurance premiums and fees and investment income) to meet cash re-quirements with a prudent margin of safety without requiring the sale of our temporarily-impaired securities.

As of December 31, 2011, the unrealized losses associated with our corporate bond securities were attributable primarily to secu-rities that were backed by commercial loans and individual issuer companies. For our corporate bond securities with commercial loans as the underlying collateral, we evaluated the projected credit losses in the underlying collateral and concluded that we had sufficient subordination or other credit enhancement when compared with our estimate of credit losses for the individual security and we expected to recover the entire amortized cost for each security. For individual issuers, we performed detailed analysis of the financial performance of the issuer and determined that we expected to recover the entire amortized cost for each security.

As of December 31, 2011, the unrealized losses associated with our MBS and CDOs were attributable primarily to collateral losses and credit spreads. We assessed for credit impairment using a cash flow model as discussed above. The key assumptions included default rates, severities and prepayment rates. We estimated losses for a security by forecasting the underlying loans in each transaction. The forecasted loan performance was used to project cash flows to the various tranches in the structure, as applicable. Our forecasted cash flows also considered, as applicable, independent industry analyst reports and forecasts, sector credit ratings and other independent market data. Based upon our assessment of the expected credit losses of the security given the performance of the underlying collateral compared to our subordination or other credit enhancement, we expected to recover the entire amortized cost basis of each security.

As of December 31, 2011, the unrealized losses associated with our hybrid and redeemable preferred securities were attributable primarily to wider credit spreads caused by illiquidity in the market and subordination within the capital structure, as well as credit risk of specific issuers. For our hybrid and redeemable preferred securities, we evaluated the financial performance of the issuer based upon credit performance and investment ratings and determined we expected to recover the entire amortized cost of each security.

Changes in the amount of credit loss of OTTI recognized in net income (loss) where the portion related to other factors was recognized in OCI (in millions) on fixed maturity AFS securities were as follows:

                                                             FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                             -------------------
                                                             2011   2010   2009
                                                             ----   ----   ----
Balance as of beginning-of-year                              $309   $260   $ --
   Cumulative effect from adoption of new accounting
      standard                                                 --     --     30
   Increases attributable to:
      Credit losses on securities for which an OTTI was not
         previously recognized                                 54     13    259
      Credit losses on securities for which an OTTI was
         previously recognized                                 68     61     --
   Decreases attributable to:
      Securities sold                                         (51)   (25)   (29)
                                                             ----   ----   ----
         Balance as of end-of-year                           $380   $309   $260
                                                             ====   ====   ====

During the years ended December 31, 2011, 2010 and 2009, we recorded credit losses on securities for which an OTTI was not previously recognized as we determined the cash flows expected to be collected would not be sufficient to recover the entire amortized cost basis of the debt security. The credit losses we recorded on securities for which an OTTI was not previously recognized were attributable primarily to one or a combination of the following reasons:

     -    Failure of the issuer of the security to make scheduled payments;

     -    Deterioration of creditworthiness of the issuer;

     -    Deterioration of conditions specifically related to the security;

     - Deterioration of fundamentals of the industry in which the issuer operates;

     - Deterioration of fundamentals in the economy including, but not limited to, higher unemployment and lower housing prices; and

     -    Deterioration of the rating of the security by a rating agency.

We recognize the OTTI attributed to the noncredit portion as a separate component in OCI referred to as unrealized OTTI on AFS securities.

TRADING SECURITIES

Trading securities at fair value (in millions) consisted of the following:

                                             AS OF DECEMBER 31,
                                             ------------------
                                                2011    2010
                                               ------  ------
FIXED MATURITY SECURITIES
Corporate bonds                                $1,780  $1,674
U.S. Government bonds                             376     362
Foreign government bonds                           39      29
RMBS                                              237     247
CMBS                                               31      67
CDOs                                                4       5
State and municipal bonds                          24      22
Hybrid and redeemable preferred securities         45      51
                                               ------  ------
   Total fixed maturity securities              2,536   2,457
Equity securities                                   2       2
                                               ------  ------
      Total trading securities                 $2,538  $2,459
                                               ======  ======

The portion of the market adjustment for losses that relate to trading securities still held as of December 31, 2011, 2010 and 2009, was $115 million, $86 million and $126 million, respectively.

MORTGAGE LOANS ON REAL ESTATE

Mortgage loans on real estate principally involve commercial real estate. The commercial loans are geographically diversified throughout the U.S. with the largest concentrations in California and Texas, which accounted for approximately 32% and 31% of mortgage loans on real estate as of December 31, 2011 and 2010, respectively.

The following provides the current and past due composition of our mortgage loans on real estate (in millions):

                                             AS OF DECEMBER 31,
                                             ------------------
                                                2011    2010
                                               ------  ------
Current                                        $6,579  $6,419
Valuation allowance associated with
   impaired mortgage loans on real estate          (3)     (8)
Unamortized premium (discount)                     13      20
                                               ------  ------
   Total carrying value                        $6,589  $6,431
                                               ======  ======

The number of impaired mortgage loans on real estate, each of which had an associated specific valuation allowance, and the carrying value of impaired mortgage loans on real estate (dollars in millions) were as follows:

                                                              AS OF DECEMBER 31,
                                                              ------------------
                                                                  2011   2010
                                                                  ----   ----
Number of impaired mortgage loans on real estate                     3      6
                                                                   ===    ===
Principal balance of impaired mortgage loans on real estate        $11    $52
Valuation allowance associated with impaired mortgage loans
   on real estate                                                   (3)    (8)
                                                                   ---    ---
   Carrying value of impaired mortgage loans on real estate        $ 8    $44
                                                                   ===    ===

The average carrying value on the impaired mortgage loans on real estate (in millions) was as follows:

                                                             FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                             -------------------
                                                              2011   2010   2009
                                                              ----   ----   ----
Average carrying value for impaired mortgage loans on
    real estate                                                $15    $29    $ 8
Interest income recognized on impaired mortgage loans on
    real estate                                                  1      3     --
Interest income collected on impaired mortgage loans on
    real estate                                                  1      3     --

As described in Note 1, we use the loan-to-value and debt-service coverage ratios as credit quality indicators for our mortgage loans, which were as follows (dollars in millions):

                                            AS OF DECEMBER 31, 2011        AS OF DECEMBER 31, 2010
                                         ----------------------------   ----------------------------
                                                               DEBT-                          DEBT-
                                                              SERVICE                        SERVICE
                                         PRINCIPAL    % OF   COVERAGE   PRINCIPAL    % OF   COVERAGE
                                           AMOUNT    TOTAL     RATIO      AMOUNT    TOTAL     RATIO
                                         ---------   -----   --------   ---------   -----   --------
LOAN-TO-VALUE
Less than 65%                              $5,173     78.6%    1.61       $4,677     72.9%    1.61
65% to 74%                                  1,130     17.2%    1.38        1,429     22.3%    1.41
75% to 100%                                   256      3.9%    0.95          143      2.2%    0.86
Greater than 100%                              20      0.3%    0.73          170      2.6%    1.15
                                           ------    -----                ------    -----
   Total mortgage loans on real estate     $6,579    100.0%               $6,419    100.0%
                                           ======    =====                ======    =====

ALTERNATIVE INVESTMENTS

As of December 31, 2011 and 2010, alternative investments included investments in approximately 96 and 95 different partnerships, respectively, and the portfolio represented less than 1% of our overall invested assets.

NET INVESTMENT INCOME

The major categories of net investment income (in millions) on our Consolidated Statements of Income (Loss) were as follows:

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                                  ------------------------
                                                                   2011     2010     2009
                                                                  ------   ------   ------
Fixed maturity AFS securities                                     $3,724   $3,577   $3,361
VIEs' fixed maturity AFS securities                                   14       14       --
Equity AFS securities                                                  5        5        7
Trading securities                                                   145      148      148
Mortgage loans on real estate                                        392      407      441
Real estate                                                           18       16       17
Standby real estate equity commitments                                 1        1        1
Policy loans                                                         161      167      169
Invested cash                                                          3        5        8
Commercial mortgage loan prepayment and bond makewhole premiums       75       61       22
Alternative investments                                               90       93      (54)
Consent fees                                                           3        8        5
Other investments                                                    (14)      (7)       8
                                                                  ------   ------   ------
Investment income                                                  4,617    4,495    4,133
Investment expense                                                  (127)    (133)    (127)
                                                                  ------   ------   ------
   Net investment income                                          $4,490   $4,362   $4,006
                                                                  ======   ======   ======

REALIZED GAIN (LOSS) RELATED TO CERTAIN INVESTMENTS

The detail of the realized gain (loss) related to certain investments (in millions) was as follows:

                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                       ---------------------
                                                        2011    2010    2009
                                                       -----   -----   -----
Fixed maturity AFS securities:
   Gross gains                                         $  84   $ 100   $ 154
   Gross losses                                         (218)   (241)   (687)
Equity AFS securities:
   Gross gains                                            10       9       5
   Gross losses                                           --      (4)    (27)
Gain (loss) on other investments                          27      (4)   (100)
Associated amortization of DAC, VOBA, DSI and DFEL
   and changes in other contract holder funds            (13)      8     157
                                                       -----   -----   -----
      Total realized gain (loss) related to certain
         investments                                   $(110)  $(132)  $(498)
                                                       =====   =====   =====

Details underlying write-downs taken as a result of OTTI (in millions) that were recognized in net income (loss) and included in realized gain (loss) on AFS securities above, and the portion of OTTI recognized in OCI (in millions) were as follows:

                                                           FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                                          ---------------------
                                                           2011    2010    2009
                                                          -----   -----   -----
OTTI RECOGNIZED IN NET INCOME (LOSS)
Fixed maturity securities:
   Corporate bonds                                        $ (13)  $ (88)  $(209)
   RMBS                                                     (76)    (61)   (237)
   CMBS                                                     (56)    (41)     --
   CDOs                                                      (1)     (1)    (39)
   Hybrid and redeemable preferred securities                (2)     (5)    (67)
                                                          -----   -----   -----
      Total fixed maturity securities                      (148)   (196)   (552)
                                                          -----   -----   -----
Equity securities                                            --      (3)    (27)
         Gross OTTI recognized in net income (loss)        (148)   (199)   (579)
         Associated amortization of DAC, VOBA, DSI
            and DFEL                                         35      51     198
                                                          -----   -----   -----
            Net OTTI recognized in net income (loss),
               pre-tax                                    $(113)  $(148)  $(381)
                                                          =====   =====   =====
PORTION OF OTTI RECOGNIZED IN OCI
Gross OTTI recognized in OCI                              $  54   $  93   $ 339
Change in DAC, VOBA, DSI and DFEL                           (11)    (10)    (77)
                                                          -----   -----   -----
   Net portion of OTTI recognized in OCI, pre-tax         $  43   $  83   $ 262
                                                          =====   =====   =====

DETERMINATION OF CREDIT LOSSES ON CORPORATE BONDS AND CDOS

As of December 31, 2011 and 2010, we reviewed our corporate bond and CDO portfolios for potential shortfall in contractual principal and interest based on numerous subjective and objective inputs. The factors used to determine the amount of credit loss for each individual security, include, but are not limited to, near term risk, substantial discrepancy between book and market value, sector or company-specific volatility, negative operating trends and trading levels wider than peers.

DETERMINATION OF CREDIT LOSSES ON MBS

As of December 31, 2011 and 2010, default rates were projected by considering underlying MBS loan performance and collateral type. Projected default rates on existing delinquencies vary between 25% to 100% depending on loan type and severity of delinquency status. In addition, we estimate the potential contributions of currently performing loans that may become delinquent in the future based on the change in delinquencies and loan liquidations experienced in the recent history. Finally, we develop a default rate timing curve by aggregating the defaults for all loans (delinquent loans, fore-closure and real estate owned and new delinquencies from currently performing loans) in the pool to project the future expected cash flows.

We use certain available loan characteristics such as lien status, loan sizes and occupancy to estimate the loss severity of loans. Second lien loans are assigned 100% severity, if defaulted. For first lien loans, we assume a minimum of 30% severity with higher severity assumed for investor properties and further housing price depreciation.

PAYABLES FOR COLLATERAL ON INVESTMENTS

The carrying values of the payables for collateral on investments (in millions) included on our Consolidated Balance Sheets and the fair value of the related investments or collateral consisted of the following:

                                                                    AS OF DECEMBER 31,
                                                            -------------------------------------
                                                                   2011               2010
                                                            -----------------   -----------------
                                                            CARRYING    FAIR    CARRYING    FAIR
                                                              VALUE     VALUE     VALUE     VALUE
                                                            --------   ------   --------   ------
Collateral payable held for derivative investments(1)        $2,994    $2,994    $  853    $  853
Securities pledged under securities lending agreements(2)       200       193       199       192
Securities pledged under reverse repurchase agreements(3)       280       294       280       294
Securities pledged for Term Asset-Backed Securities Loan
   Facility ("TALF")(4)                                         173       199       280       318
Securities pledged for Federal Home Loan Bank of
   Indianapolis Securities ("FHLBI")(5)                         100       142       100       115
                                                             ------    ------    ------    ------
   Total payables for collateral on investments              $3,747    $3,822    $1,712    $1,772
                                                             ======    ======    ======    ======

----------
(1) We obtain collateral based upon contractual provisions with our counterparties. These agreements take into consideration the counterparties' credit rating as compared to ours, the fair value of the derivative investments and specified thresholds that once exceeded result in the receipt of cash that is typically invested in cash and invested cash. See Note 6 for details about maximum collateral potentially required to post on our credit default swaps.

(2) Our pledged securities under securities lending agreements are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We generally obtain collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. We value collateral daily and obtain additional collateral when deemed appropriate. The cash received in our securities lending program is typically invested in cash and invested cash or fixed maturity AFS securities.

(3) Our pledged securities under reverse repurchase agreements are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We obtain collateral in an amount equal to 95% of the fair value of the securities, and our agreements with third parties contain contractual provisions to allow for additional collateral to be obtained when necessary. The cash received in our reverse repurchase program is typically invested in fixed maturity AFS securities.

(4) Our pledged securities for TALF are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We obtain collateral in an amount that has typically averaged 90% of the fair value of the TALF securities. The cash received in these transactions is invested in fixed maturity AFS securities.

(5) Our pledged securities for FHLBI are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We generally obtain collateral in an amount equal to 85% to 95% of the fair value of the FHLBI securities. The cash received in these transactions is typically invested in cash and invested cash or fixed maturity AFS securities.

Increase (decrease) in payables for collateral on investments (in millions) included on the Consolidated Statements of Cash Flows consisted of the following:

                                     FOR THE YEARS ENDED
                                        DECEMBER 31,
                                   -----------------------
                                    2011     2010    2009
                                   ------   -----   ------
Collateral payable held for
   derivative investments          $2,141   $ 219   $  651
Securities pledged under
   securities lending
   agreements                           1    (302)      74
Securities pledged under
   reverse repurchase
   agreements                          --     (64)    (126)
Securities pledged for TALF          (107)    (65)     345
Securities pledged for FHLBI           --      --      100
                                   ------   -----   ------
   Total increase (decrease) in
      payables for collateral on
      investments                  $2,035   $(212)  $1,044
                                   ======   =====   ======

INVESTMENT COMMITMENTS

As of December 31, 2011, our investment commitments were $531 million, which included $233 million of LPs, $181 million of private placements and $117 million of mortgage loans on real estate.

CONCENTRATIONS OF FINANCIAL INSTRUMENTS

As of December 31, 2011 and 2010, our most significant investments in one issuer were our investments in securities issued by the Federal Home Loan Mortgage Corporation with a fair value of $4.7 billion, or 5% and 6% of our invested assets portfolio, respectively, and our investments in securities issued by Fannie Mae with a fair value of $2.5 billion and $2.8 billion, or 3% of our invested assets portfolio, respectively. These investments are included in corporate bonds in the tables above.

As of December 31, 2011, and December 31, 2010, our most significant investments in one industry were our investment securities in the electric industry with a fair value of $7.5 billion and $6.4 billion, or 8% of our invested assets portfolio, respectively, and our investment securities in the CMO industry with a fair value of $5.3 billion and $6.2 billion, or 6% and 8% of our invested assets portfolio, respectively. We utilized the industry classifications to obtain the concentration of financial instruments amount; as such, this amount will not agree to the AFS securities table above.

6. DERIVATIVE INSTRUMENTS

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk, equity market risk, default risk, basis risk and credit risk. We assess these risks by continually identifying and monitoring changes in our exposures that may adversely affect expected future cash flows and by evaluating hedging opportunities.

Our derivative instruments are monitored by LNC's Asset Liability Management Committee and LNC's Equity Risk Management Committee as part of those committees' oversight of our derivative activities. These committees are responsible for implementing various hedging strategies that are developed through their analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are incorporated into our overall risk management strategies.

See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. See Note 21 for additional disclosures related to the fair value of our financial instruments and see Note 4 for derivative instruments related to our consolidated VIEs.

INTEREST RATE CONTRACTS

We use derivative instruments as part of our interest rate risk management strategy. These instruments are economic hedges unless otherwise noted and include:

CONSUMER PRICE INDEX SWAPS

We use consumer price index swaps to hedge the liability exposure on certain options in fixed/indexed annuity products. Consumer price index swaps are contracts entered into at no cost and whose payoff is the difference between the consumer price index inflation rate and the fixed rate determined as of inception.

FORWARD-STARTING INTEREST RATE SWAPS

We use forward-starting interest rate swaps designated and qualifying as cash flow hedges to hedge our exposure to interest rate fluctuations related to the forecasted purchase of certain assets and liabilities.

INTEREST RATE CAP AGREEMENTS

We use interest rate cap agreements to provide a level of protection from the effect of rising interest rates to economically hedge our annuity business. Interest rate cap agreements entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate, multiplied by the notional amount divided by four.

INTEREST RATE CAP CORRIDORS

We use interest rate cap corridors to provide a level of protection from the effect of rising interest rates for our annuity business. Interest rate cap corridors involve purchasing an interest rate cap at a specific cap rate and selling an interest rate cap with a higher cap rate. For each corridor, the amount of quarterly payments, if any, is determined by the rate at which the underlying index rate resets above the original capped rate. The corridor limits the benefit the purchaser can receive as the related interest rate index rises above the higher capped rate. There is no additional liability to us other than the purchase price associated with the interest rate cap corridor. Our interest rate cap corridors provide an economic hedge of our annuity business.

INTEREST RATE FUTURES

We use interest rate futures contracts to hedge the liability exposure on certain options in variable annuity products. These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

INTEREST RATE SWAP AGREEMENTS

We use interest rate swap agreements to hedge the liability exposure on certain options in variable annuity products.

We also use interest rate swap agreements designated and qualifying as cash flow hedges. These instruments either hedge the interest rate risk of floating rate bond coupon payments by replicating a fixed rate bond, or hedge our exposure to fixed rate bond coupon payments and the change in the underlying asset values as interest rates fluctuate.

Finally, we use interest rate swap agreements designated and qualifying as fair value hedges to hedge against changes in the value of anticipated transactions and commitments as interest rates fluctuate.

REVERSE TREASURY LOCKS

We use reverse treasury locks designated and qualifying as cash flow hedges to hedge the interest rate exposure related to the purchase of fixed rate securities or the anticipated future cash flows of floating rate fixed maturity securities due to changes in interest rates. These derivatives are primarily structured to hedge interest rate risk inherent in the assumptions used to price certain liabilities.

FOREIGN CURRENCY CONTRACTS

We use derivative instruments as part of our foreign currency risk management strategy. These instruments are economic hedges unless otherwise noted and include:

CURRENCY FUTURES

We use currency futures to hedge foreign exchange risk associated with certain options in variable annuity products.

Currency futures exchange one currency for another at a specified date in the future at a specified exchange rate.

FOREIGN CURRENCY FORWARDS

We used foreign currency forward contracts to hedge the liability exposure on certain options in the variable annuity products. The foreign currency forward contracts obligated us to deliver a specified amount of currency at a future date and a specified exchange rate.

FOREIGN CURRENCY SWAPS

We use foreign currency swaps designated and qualifying as cash flow hedges, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future.

EQUITY MARKET CONTRACTS

We use derivative instruments as part of our equity market risk management strategy that are economic hedges and include:

CALL OPTIONS BASED ON THE S&P 500 INDEX(R) ("S&P 500")

We use indexed annuity contracts to permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500. Contract holders may elect to rebalance index options at renewal dates, either annually or biannually. As of each renewal date, we have the opportunity to reprice the indexed component by establishing participation rates, subject to minimum guarantees. We purchase call options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

EQUITY FUTURES

We use equity futures contracts to hedge the liability exposure on certain options in variable annuity products. These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

PUT OPTIONS

We use put options to hedge the liability exposure on certain options in variable annuity products. Put options are contracts that require counterparties to pay us at a specified future date the amount, if any, by which a specified equity index is less than the strike rate stated in the agreement, applied to a notional amount.

TOTAL RETURN SWAPS

We use total return swaps to hedge a portion of the liability related to our deferred compensation plans. We receive the total return on a portfolio of indexes and pay a floating rate of interest.

In addition, we use total return swaps to hedge the liability exposure on certain options in variable annuity products. We receive the total return on a portfolio of indexes and pay a floating rate of interest.

VARIANCE SWAPS

We use variance swaps to hedge the liability exposure on certain options in variable annuity products. Variance swaps are contracts entered into at no cost and whose payoff is the difference between the realized variance rate of an underlying index and the fixed variance rate determined as of inception.

CREDIT CONTRACTS

We use derivative instruments as part of our credit risk management strategy that are economic hedges and include:

CREDIT DEFAULT SWAPS -- BUYING PROTECTION

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit default swap allows us to put the bond back to the counter-party at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

CREDIT DEFAULT SWAPS -- SELLING PROTECTION

We sell credit default swaps to offer credit protection to contract holders and investors. The credit default swaps hedge the contract holders and investors against a drop in bond prices due to credit concerns of certain bond issuers. A credit default swap allows the investor to put the bond back to us at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

EMBEDDED DERIVATIVES

We have embedded derivatives that include:

DEFERRED COMPENSATION PLANS EMBEDDED DERIVATIVES

We have certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants.

GLB RESERVES EMBEDDED DERIVATIVES

We use a hedging strategy designed to mitigate the risk and income statement volatility caused by changes in the equity markets, interest rates and volatility associated with GLBs offered in our variable annuity products, including products with GWB and GIB features. The hedging strategy is designed such that changes in the value of the hedge contracts due to changes in equity markets, interest rates and implied volatilities move in the opposite direction of changes in embedded derivative GLB reserves caused by those same factors. We rebalance our hedge positions based upon changes in these factors as needed. While we actively manage our hedge positions, these hedge positions may not be totally effective in offsetting changes in the embedded derivative reserve due to, among other things, differences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, contract holder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments and our ability to purchase hedging instruments at prices consistent with our desired risk and return trade-off. However, the hedging results do not impact LNL due to a funds withheld agreement with LNBAR, which causes the financial impact of the derivatives as well as the cash flow activity to be reflected on LNBAR.

Certain features of these guarantees have elements of both insurance benefits accounted for under the Financial Services - Insurance - Claim Costs and Liabilities for Future Policy Benefits Subtopic of the FASB ASC ("benefit reserves") and embedded derivatives accounted for under the Derivatives and Hedging and the Fair Value Measurements and Disclosures Topics of the FASB ASC ("embedded derivative reserves"). We calculate the value of the embedded derivative reserve and the benefit reserve based on the specific characteristics of each GLB feature.

INDEXED ANNUITY CONTRACTS EMBEDDED DERIVATIVES

We distribute indexed annuity contracts that permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500. Contract holders may elect to re-balance index options at renewal dates, either annually or biannually. As of each renewal date, we have the opportunity to reprice the indexed component by establishing participation rates, subject to minimum guarantees. We purchase S&P 500 call options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

REINSURANCE RELATED EMBEDDED DERIVATIVES

We have certain modified coinsurance arrangements and coinsurance with funds withheld reinsurance arrangements with embedded derivatives related to the withheld assets of the related funds. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the estimated fair value of these derivatives as they occur are recorded through net income (loss). Offsetting these amounts are corresponding changes in the estimated fair value of trading securities in portfolios that support these arrangements.

We are involved in an inter-company reinsurance agreement where we cede to LNBAR the risk under certain UL contracts for no lapse benefit guarantees. If our contract holders' account value is not sufficient to pay the cost of insurance charges required to keep the policy inforce, and the contract holder has made required deposits, LNBAR will reimburse us for the charges.

AFS SECURITIES EMBEDDED DERIVATIVES

We owned various debt securities that either contained call options to exchange the debt security for other specified securities of the borrower, usually common stock, or contained call options to receive the return on equity-like indices. The change in fair value of these embedded derivatives flowed through net income (loss).

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks (in millions) were as follows:

                                        AS OF DECEMBER 31, 2011         AS OF DECEMBER 31, 2010
                                     -----------------------------   ------------------------------
                                                    FAIR VALUE                       FAIR VALUE
                                     NOTIONAL   ------------------   NOTIONAL   -------------------
                                      AMOUNTS    ASSET   LIABILITY   AMOUNTS     ASSET    LIABILITY
                                     --------   ------   ---------   --------   -------   ---------
QUALIFYING HEDGES
Cash flow hedges:
   Interest rate contracts(1)         $ 2,212   $  144    $    --     $ 2,076   $  (40)    $    --
   Foreign currency contracts(1)          340       38         --         340       30          --
                                      -------   ------    -------     -------   ------     -------
      Total cash flow hedges            2,552      182         --       2,416      (10)         --
                                      -------   ------    -------     -------   ------     -------
NON-QUALIFYING HEDGES
Interest rate contracts(1)             30,232      567         --      18,406     (425)         --
Foreign currency contracts(1)               4       --         --         219       --          --
Equity market contracts(1)             16,300    2,097         --      11,477    1,441          --
Credit contracts(1)                        48       --         --          --       --          --
Credit contracts(2)                       148       --        (16)        145       --         (16)
Embedded derivatives:
   Deferred compensation plans(2)          --       --       (304)         --       --        (315)
   Indexed annuity contracts(3)            --       --       (399)         --       --        (497)
   GLB reserves(3)                         --       --     (2,217)         --       --        (408)
   Reinsurance related(4)                  --      340       (352)         --      644        (305)
   AFS securities(1)                       --       --         --          --       15          --
                                      -------   ------    -------     -------   ------     -------
        Total derivative instruments  $49,284   $3,186    $(3,288)    $32,663   $1,665     $(1,541)
                                      =======   ======    =======     =======   ======     =======

----------
(1)  Reported in derivative investments on our Consolidated Balance Sheets.

(2)  Reported in other liabilities on our Consolidated Balance Sheets.

(3)  Reported in future contract benefits on our Consolidated Balance Sheets.

(4) Reported in reinsurance related embedded derivatives on our Consolidated Balance Sheets.

The maturity of the notional amounts of derivative instruments (in millions) was as follows:

                                                                   REMAINING LIFE AS OF DECEMBER 31, 2011
                                                        -----------------------------------------------------------
                                                        LESS THAN    1 - 5     6 - 10   11 - 30   OVER 30
                                                          1 YEAR     YEARS     YEARS     YEARS     YEARS     TOTAL
                                                        ---------   -------   -------   -------   -------   -------
Interest rate contracts(1)                               $ 1,554    $10,853   $11,349    $8,681     $ 7     $32,444
Foreign currency contracts(2)                                  4        154       105        81      --         344
Equity market contracts                                    8,537      3,155     4,589        17       2      16,300
Credit contracts                                              40        116        40        --      --         196
                                                         -------    -------   -------    ------     ---     -------
   Total derivative instruments with notional amounts    $10,135    $14,278   $16,083    $8,779     $ 9     $49,284
                                                         =======    =======   =======    ======     ===     =======

----------
(1) As of December 31, 2011, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was June 2042.

(2) As of December 31, 2011, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was July 2022.

The change in our unrealized gain (loss) on derivative instruments in accumulated OCI (in millions) was as follows:

                                                             FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                             -------------------
                                                             2011   2010   2009
                                                             ----   ----   ----
UNREALIZED GAIN (LOSS) ON DERIVATIVE INSTRUMENTS
Balance as of beginning-of-year                              $(17)  $(13)  $(15)
Other comprehensive income (loss):
   Unrealized holding gains (losses) arising during the
      year:
      Cash flow hedges:
         Interest rate contracts                              201    (18)    33
         Foreign currency contracts                             3     14    (21)
      AFS securities embedded derivatives                      --      2     --
   Change in foreign currency exchange rate adjustment          7      4    (31)
   Change in DAC, VOBA, DSI and DFEL                           (1)   (11)    11
Income tax benefit (expense)                                  (73)     3      5
Less:
   Reclassification adjustment for gains (losses)
      included in net income (loss):
      Cash flow hedges:
         Interest rate contracts(1)                           (15)     4      4
         Foreign currency contracts(1)                          2      2     --
      Associated amortization of DAC, VOBA, DSI and DFEL       --     (9)   (11)
      Income tax benefit (expense)                              5      1      2
                                                             ----   ----   ----
            Balance as of end-of-year                        $128   $(17)  $(13)
                                                             ====   ====   ====

----------
(1) The OCI offset is reported within net investment income on our Consolidated Statements of Income (Loss).

The gains (losses) on derivative instruments (in millions) recorded within net income (loss) on our Consolidated Statements of Income (Loss) were as follows:

                                            FOR THE YEARS ENDED
                                               DECEMBER 31,
                                        --------------------------
                                          2011      2010     2009
                                        -------    -----    ------
QUALIFYING HEDGES
Cash flow hedges:
   Interest rate contracts(1)           $   (15)   $   3    $    3
   Foreign currency contracts(1)              2        2         1
                                        -------    -----    ------
      Total cash flow hedges                (13)       5         4
                                        -------    -----    ------
NON-QUALIFYING HEDGES
Interest rate contracts(1)                  (44)       5        --
Interest rate contracts(2)                1,144      174      (209)
Foreign currency contracts(1)                --       43        23
Foreign currency contracts(2)               (12)     (13)      (18)
Equity market contracts(2)                  315     (385)     (146)
Equity market contracts(3)                   26     (133)       --
Credit contracts(1)                          --        1         1
Credit contracts(2)                          (7)       7       (37)
Embedded derivatives:
   Deferred compensation plans(3)           (10)     (33)      (50)
   Indexed annuity contracts(2)               5      (81)      (75)
   GLB reserves(2)                       (1,809)     268     2,228
   Reinsurance related(2)                   (47)    (165)     (155)
   AFS securities(1)                         --       (4)        4
                                        -------    -----    ------
         Total derivative instruments   $  (452)   $(311)   $1,570
                                        =======    =====    ======

----------
(1)  Reported in net investment income on our Consolidated Statements of Income
     (Loss).

(2)  Reported in realized gain (loss) on our Consolidated Statements of Income
     (Loss).

(3) Reported in underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income (Loss).

Gains (losses) (in millions) on derivative instruments designated and qualifying as cash flow hedges were as follows:

                                                             FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                             -------------------
                                                             2011   2010   2009
                                                             ----   ----   ----
Ineffective portion recognized in realized gain (loss)       $ --    $--    $(1)
Gain (loss) recognized as a component of OCI with the
   offset to net investment income                            (13)     6      4

As of December 31, 2011, $19 million of the deferred net losses on derivative instruments in accumulated OCI were expected to be reclassified to earnings during the next 12 months. This reclassification would be due primarily to the interest rate variances related to the interest rate swap agreements.

For the years ended December 31, 2011 and 2010, there were no material reclassifications to earnings due to hedged firm commitments no longer deemed probable or due to hedged forecasted transactions that had not occurred by the end of the originally specified time period.

Information related to our open credit default swap liabilities for which we are the seller (dollars in millions) was as follows:

                                  AS OF DECEMBER 31, 2011
-------------------------------------------------------------------------------------------
                                         CREDIT RATING                             MAXIMUM
                REASON FOR   NATURE OF   OF UNDERLYING    NUMBER OF      FAIR     POTENTIAL
  MATURITY       ENTERING    RECOURSE    OBLIGATION(1)   INSTRUMENTS   VALUE(2)     PAYOUT
-------------   ----------   ---------   -------------   -----------   --------   ---------
12/20/2012(3)       (5)         (6)           BBB+            4          $ --        $ 40
12/20/2016(4)       (5)         (6)           BBB+            3           (12)         68
03/20/2017(4)       (5)         (6)           BBB             2            (4)         40
                                                            ---          ----        ----
                                                              9          $(16)       $148
                                                            ===          ====        ====

                                  AS OF DECEMBER 31, 2010
-------------------------------------------------------------------------------------------
                                         CREDIT RATING                             MAXIMUM
                REASON FOR   NATURE OF   OF UNDERLYING    NUMBER OF      FAIR     POTENTIAL
  MATURITY       ENTERING    RECOURSE    OBLIGATION(1)   INSTRUMENTS   VALUE(2)     PAYOUT
-------------   ----------   ---------   -------------   -----------   --------   ---------
12/20/2012(3)       (5)         (6)           BBB+            4          $ --        $ 40
12/20/2016(4)       (5)         (6)           BBB             3           (12)         65
03/20/2017(4)       (5)         (6)           BBB-            2            (4)         40
                                                            ---          ----        ----
                                                              9          $(16)       $145
                                                            ===          ====        ====

----------
(1) Represents average credit ratings based on the midpoint of the applicable ratings among Moody's, S&P and Fitch Ratings, as scaled to the corresponding S&P ratings.

(2) Broker quotes are used to determine the market value of credit default swaps.

(3) These credit default swaps were sold to our contract holders, prior to 2007, where we determined there was a spread versus premium mismatch.

(4) These credit default swaps were sold to a counterparty of the consolidated VIEs discussed in Note 4.

(5) Credit default swap was entered into in order to generate income by providing default protection in return for a quarterly payment.

(6) Seller does not have the right to demand indemnification or compensation from third parties in case of a loss (payment) on the contract.

Details underlying the associated collateral of our open credit default swaps for which we are the seller, if credit risk related contingent features were triggered (in millions) are as follows:

                                                        AS OF DECEMBER 31,
                                                        ------------------
                                                            2011   2010
                                                            ----   ----
Maximum potential payout                                    $148   $145
Less:
   Counterparty thresholds                                    --     10
                                                            ----   ----
      Maximum collateral potentially required to post       $148   $135
                                                            ====   ====

Certain of our credit default swap agreements contain contractual provisions that allow for the netting of collateral with our counterparties related to all of our collateralized financing transactions that we have outstanding. If these netting agreements were not in place, we would have been required to post approximately $16 million as of December 31, 2011, after considering the fair values of the associated investments counterparties' credit ratings as compared to ours and specified thresholds that once exceeded result in the payment of cash.

CREDIT RISK

We are exposed to credit loss in the event of nonperformance by our counterparties on various derivative contracts and reflect assumptions regarding the credit or nonperformance risk. The nonperformance risk is based upon assumptions for each counterparty's credit spread over the estimated weighted average life of the counterparty exposure less collateral held. As of December 31, 2011, the nonperformance risk adjustment was $16 million. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. Additionally, we maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, our insurance subsidiaries have agreed to maintain certain financial strength or claimspaying ratings. A downgrade below these levels could result in termination of the derivatives contract, at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring either party to post collateral when net exposures exceed predetermined thresholds. These thresholds vary by counterparty and credit rating. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. As of December 31, 2011, the exposure was $72 million.

The amounts recognized (in millions) by S&P credit rating of counterparty, for which we had the right to reclaim cash collateral or were obligated to return cash collateral, were as follows:

               AS OF DECEMBER 31, 2011   AS OF DECEMBER 31, 2010
               -----------------------   -----------------------
               COLLATERAL   COLLATERAL   COLLATERAL   COLLATERAL
               POSTED BY     POSTED BY   POSTED BY     POSTED BY
    S&P         COUNTER-        LNC       COUNTER-        LNC
   CREDIT        PARTY       (HELD BY      PARTY       (HELD BY
 RATING OF      (HELD BY     COUNTER-     (HELD BY     COUNTER-
COUNTERPARTY      LNC)        PARTY)        LNC)        PARTY)
------------   ----------   ----------   ----------   ----------
     AAA         $   --         $--        $    1        $ --
     AA              35          --            99          --
     AA-            219          --            65          --
     A+             826          --           548          43
      A           1,613          69           422         202
     A-             373          --            --          --
                 ------         ---        ------        ----
                 $3,066         $69        $1,135        $245
                 ======         ===        ======        ====

7. FEDERAL INCOME TAXES

The federal income tax expense (benefit) on continuing operations (in millions) was as follows:

                                          FOR THE YEARS ENDED
                                             DECEMBER 31,
                                          ------------------
                                          2011   2010   2009
                                          ----   ----   ----
Current                                   $(84)  $(74)  $172
Deferred                                   392    421     (9)
                                          ----   ----   ----
   Federal income tax expense (benefit)   $308   $347   $163
                                          ====   ====   ====

A reconciliation of the effective tax rate differences (dollars in millions) was as follows:

                                                  FOR THE YEARS ENDED
                                                      DECEMBER 31,
                                                  -------------------
                                                   2011   2010   2009
                                                  -----   ----   ----
Tax rate times pre-tax income                     $ 223   $498   $ 88
Effect of:
   Goodwill                                         260     --    238
   Separate account dividend received deduction    (112)   (94)   (77)
   Tax credits                                      (42)   (42)   (47)
   Prior year tax return adjustment                 (28)   (13)   (60)
   Other items                                        7     (2)    21
                                                  -----   ----   ----
      Provision (benefit) for income taxes        $ 308   $347   $163
                                                  =====   ====   ====
Effective tax rate                                   48%    24%   N/M
                                                  =====   ====   ====

The effective tax rate is a ratio of tax expense over pretax income. Since the pretax income of $251 million in 2009 resulted in a tax expense of $163, the effective tax rate was not meaningful. The separate account dividend received deduction included in the table above is exclusive of any prior years' tax return resolution.

The federal income tax asset (liability) (in millions), which is included in other liabilities on our Consolidated Balance Sheets, was as follows:

                                                AS OF DECEMBER 31,
                                                ------------------
                                                  2011      2010
                                                -------   -------
Current                                         $  (276)  $  (518)
Deferred                                         (2,721)   (1,394)
                                                -------   -------
   Total federal income tax asset (liability)   $(2,997)  $(1,912)
                                                =======   =======

Significant components of our deferred tax assets and liabilities (in millions) were as follows:

                                                           AS OF DECEMBER 31,
                                                           ------------------
                                                              2011     2010
                                                             ------   ------
DEFERRED TAX ASSETS
Future contract benefits and other contract holder funds     $1,032   $1,165
Other investments                                               222      576
Reinsurance deferred gain                                       136      138
Modco embedded derivative asset                                 123       93
Compensation and benefit plans                                  130      136
Net capital loss                                                 59       96
Tax credits                                                     200      106
VIE                                                              98       77
Other                                                           197       73
                                                             ------   ------
   Total deferred tax assets                                  2,197    2,460
                                                             ------   ------

                                            AS OF DECEMBER 31,
                                            ------------------
                                              2011      2010
                                            -------   -------
DEFERRED TAX LIABILITIES
DAC                                         $ 1,898   $ 1,982
VOBA                                            370       483
Net unrealized gain on AFS securities         2,188       988
Net unrealized gain on trading securities       126        85
Intangibles                                     173       179
Other                                           163       137
                                            -------   -------
   Total deferred tax liabilities             4,918     3,854
                                            -------   -------
      Net deferred tax asset (liability)    $(2,721)  $(1,394)
                                            =======   =======

As of December 31, 2011, LNL had net capital loss carryforwards of $91 million and $77 million which will expire in 2014 and 2015, respectively. LNL believes that it is more likely than not that the capital losses will be fully utilized within the allowable carryforward period.

The application of GAAP requires us to evaluate the recoverability of our deferred tax assets and establish a valuation allowance if necessary, to reduce our deferred tax asset to an amount that is more likely than not to be realizable. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, we consider many factors, including: the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; future reversals of temporary differences; the length of time carryovers can be utilized; and any tax planning strategies we would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, including our capital loss deferred tax asset, will be realized.

As of December 31, 2011 and 2010, $191 million and $181 million, of our unrecognized tax benefits presented below, if recognized, would have impacted our income tax expense and our effective tax rate. We anticipate a change to our unrecognized tax benefits during 2012 in the range of none to $104 million.

A reconciliation of the unrecognized tax benefits (in millions) was as follows:

                                                         FOR THE
                                                       YEARS ENDED
                                                       DECEMBER 31,
                                                       ------------
                                                       2011   2010
                                                       ----   ----
Balance as of beginning-of-year                        $278   $293
   Increases for prior year tax positions                 2      2
   Decreases for prior year tax positions               (11)    (6)
   Increases for current year tax positions              12      8
   Decreases for current year tax positions              (6)    (7)
   Decreases for settlements with taxing authorities     --    (10)
   Decreases for lapse of statute of limitations         --     (2)
                                                       ----   ----
      Balance as of end-of-year                        $275   $278
                                                       ====   ====

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. During the years ended December 31, 2011, 2010 and 2009, we recognized interest and penalty expense related to uncertain tax positions of $8 million, $6 million and $11 million, respectively. We had accrued interest and penalty expense related to the unrecognized tax benefits of $89 million and $81 million as of December 31, 2011 and 2010, respectively.

We are subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the second quarter of 2010, the IRS completed its examination for tax years 2005 and 2006 resulting in a proposed assessment. Also, during the second quarter of 2010, the IRS completed its examination of tax year 2006 for the former Jefferson Pilot Corporation and its subsidiaries. We believe a portion of the assessments is inconsistent with existing law and are protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to our consolidated results of operations or financial condition. We are currently under audit by the IRS for years 2007 and 2008. The Jefferson Pilot subsidiaries acquired in the April 2006 merger are subject to a separate IRS examination cycle. For the former Jefferson Pilot subsidiaries, Jefferson Pilot Life Insurance Company and Jefferson Pilot Financial Insurance Company, the IRS is examining the tax years ended April 1, 2007 and July 1, 2007, respectively.

8. DAC, VOBA, DSI AND DFEL

Changes in DAC (in millions) were as follows:

                                                         FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                     ---------------------------
                                                       2011      2010      2009
                                                     -------   -------   -------
Balance as of beginning-of-year                      $ 7,476   $7,310    $ 7,421
   Reinsurance assumed (ceded)
                                                         243      (38)        48
   Business acquired (sold) through reinsurance           --       --        (37)
   Deferrals                                           1,672    1,636      1,614
   Amortization, net of interest:
      Prospective unlocking -- assumption changes       (274)     (30)       (15)
      Prospective unlocking -- model refinements         114      145         --
      Retrospective unlocking                             33       17         82
      Other amortization                                (856)    (841)      (748)
   Adjustment related to realized (gains) losses         (47)     (61)        91
   Adjustment related to unrealized (gains) losses    (1,080)    (662)    (1,146)
                                                     -------   ------    -------
         Balance as of end-of-year                   $ 7,281   $7,476    $ 7,310
                                                     =======   ======    =======

Changes in VOBA (in millions) were as follows:

                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                     -------------------------
                                                      2011     2010      2009
                                                     ------   ------   -------
Balance as of beginning-of-year                      $1,378   $2,086   $ 3,763
   Business acquired (sold) through reinsurance          12       --      (255)
   Deferrals                                             20       26        30
   Amortization:
      Prospective unlocking -- assumption changes        72      (41)      (20)
      Prospective unlocking -- model refinements        102       (7)       --
      Retrospective unlocking                            21       11       (44)
      Other amortization                               (300)    (361)     (349)
   Accretion of interest(1)                              78       89       102
   Adjustment related to realized (gains) losses         (6)      (7)       43
   Adjustment related to unrealized (gains) losses     (322)    (418)   (1,184)
                                                     ------   ------   -------
         Balance as of end-of-year                   $1,055   $1,378   $ 2,086
                                                     ======   ======   =======

----------
(1) The interest accrual rates utilized to calculate the accretion of interest ranged from 3.40% to 7.25%.

Estimated future amortization of VOBA, net of interest (in millions), as of December 31, 2011, was as follows:

2012   $117
2013    101
2014     76
2015     68
2016     64

Changes in DSI (in millions) were as follows:

                                                     FOR THE YEARS ENDED
                                                         DECEMBER 31,
                                                     -------------------
                                                     2011   2010   2009
                                                     ----   ----   -----
Balance as of beginning-of-year                      $324   $361   $310
   Deferrals                                           39     66     76
   Amortization, net of interest:
      Prospective unlocking -- assumption changes      (2)    (3)    --
      Retrospective unlocking                          14      5     11
      Other amortization                              (50)   (53)   (38)
   Adjustment related to realized (gains) losses       (3)   (11)     3
   Adjustment related to unrealized (gains) losses    (13)   (41)    (1)
                                                     ----   ----   ----
         Balance as of end-of-year                   $309   $324   $361
                                                     ====   ====   ====

Changes in DFEL (in millions) were as follows:

                                                        FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                                     ------------------------
                                                      2011     2010     2009
                                                     ------   ------   ------
Balance as of beginning-of-year                      $1,472   $1,273   $  948
   Reinsurance assumed (ceded)                           18       22       --
   Business acquired (sold) through reinsurance          --       --      (11)
   Deferrals                                            544      546      496
   Amortization, net of interest:
      Prospective unlocking -- assumption changes         5      (57)     (22)
      Prospective unlocking -- model refinements         26       56       --
      Retrospective unlocking                             5      (23)      (3)
      Other amortization                               (165)    (167)    (141)
   Adjustment related to realized (gains) losses         (8)      (4)       5
   Adjustment related to unrealized (gains) losses     (537)    (174)       1
                                                     ------   ------   ------
         Balance as of end-of-year                   $1,360   $1,472   $1,273
                                                     ======   ======   ======

9. REINSURANCE

The following summarizes reinsurance amounts (in millions) recorded on our Consolidated Statements of Income (Loss), excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re:

                                                     FOR THE YEARS ENDED
                                                         DECEMBER 31,
                                                 ---------------------------
                                                   2011      2010      2009
                                                 -------   -------   -------
Direct insurance premiums and fees               $ 6,735   $ 6,338   $ 5,936
Reinsurance assumed                                   21        22        10
Reinsurance ceded                                 (1,511)   (1,361)   (1,227)
                                                 -------   -------   -------
   Total insurance premiums and fees             $ 5,245   $ 4,999   $ 4,719
                                                 =======   =======   =======
Direct insurance benefits                        $ 4,828   $ 4,321   $ 3,528
Reinsurance recoveries netted against benefits    (2,624)   (1,754)   (1,080)
                                                 -------   -------   -------
   Total benefits                                $ 2,204   $ 2,567   $ 2,448
                                                 =======   =======   =======

We cede insurance to other companies. The portion of risks exceeding our retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance and annuities in order to limit our exposure to mortality losses and enhance our capital management. As discussed in Note 24, a portion of this reinsurance activity is with affiliated companies.

Under our reinsurance program, we reinsure approximately 25% to 30% of the mortality risk on newly issued non-term life insurance contracts and approximately 30% to 35% of total mortality risk including term insurance contracts. Our policy for this program is to retain no more than $11 million on a single insured life issued on fixed, VUL and term life insurance contracts. The retention per single insured life for corporate-owned life insurance is less than $1 million. Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. As of December 31, 2011, the reserves associated with these reinsurance arrangements totaled $878 million. To cover products other than life insurance, we acquire other reinsurance coverages with retentions and limits.

We obtain reinsurance from a diverse group of reinsurers, and we monitor concentration as well as financial strength ratings of our principal reinsurers. Our reinsurance operations were acquired by Swiss Re in December 2001, through a series of indemnity reinsurance transactions. Swiss Re represents our largest reinsurance exposure. Under the indemnity reinsurance agreements, Swiss Re reinsured certain of our liabilities and obligations. As we are not relieved of our legal liability to the ced-ing companies, the liabilities and obligations associated with the reinsured contracts remain on our Consolidated Balance Sheets with a corresponding reinsurance receivable from Swiss Re, which totaled $3.5 billion and $3.6 billion as of December 31, 2011 and 2010, respectively. Swiss Re has funded a trust, with a balance of $2.2 billion as of December 31, 2011, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets are reported within trading securities or mortgage loans on real estate on our Consolidated Balance Sheets. Our liabilities for funds withheld and embedded derivatives as of December 31, 2011, included $1.6 billion and $142 million, respectively, related to the business reinsured by Swiss Re.

We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as a deferred gain on business sold through reinsurance on our Consolidated Balance Sheets. The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years from the date of sale.

During 2011, 2010 and 2009, we amortized $49 million, $49 million and $50 million, after-tax, respectively, of deferred gain on business sold through reinsurance.

10. GOODWILL AND SPECIFICALLY IDENTIFIABLE INTANGIBLE ASSETS

The changes in the carrying amount of goodwill (in millions) by reportable segment were as follows:

                                              FOR THE YEAR ENDED DECEMBER 31, 2011
                            ------------------------------------------------------------------------
                            ACQUISITION   CUMULATIVE
                              BALANCE     IMPAIRMENT
                               AS OF         AS OF     ACQUISITION                         BALANCE
                             BEGINNING-   BEGINNING-   ACCOUNTING                         AS OF END-
                              OF-YEAR       OF-YEAR    ADJUSTMENTS   IMPAIRMENT   OTHER    OF-YEAR
                            -----------   ----------   -----------   ----------   -----   ----------
Annuities                      $1,040       $(600)         $--         $  --       $--      $  440
Retirement Plan Services           20          --           --            --        --          20
Life Insurance                  2,186          --           --          (647)       --       1,539
Group Protection                  274          --           --            --        --         274
Other Operations -- Media         176         (79)          --           (97)       --          --
                               ------       -----          ---         -----       ---      ------
   Total goodwill              $3,696       $(679)         $--         $(744)      $--      $2,273
                               ======       =====          ===         =====       ===      ======

                                              FOR THE YEAR ENDED DECEMBER 31, 2010
                            ------------------------------------------------------------------------
                            ACQUISITION   CUMULATIVE
                              BALANCE     IMPAIRMENT
                               AS OF         AS OF     ACQUISITION                          BALANCE
                             BEGINNING-   BEGINNING-    ACCOUNTING                        AS OF END-
                              OF-YEAR       OF-YEAR    ADJUSTMENTS   IMPAIRMENT   OTHER     OF-YEAR
                            -----------   ----------   -----------   ----------   -----   ----------
Annuities                      $1,040       $(600)         $--           $--       $--      $  440
Retirement Plan Services           20          --           --            --        --          20
Life Insurance                  2,186          --           --            --        --       2,186
Group Protection                  274          --           --            --        --         274
Other Operations -- Media         170         (79)           6            --        --          97
                               ------       -----          ---           ---       ---      ------
   Total goodwill              $3,690       $(679)         $ 6           $--       $--      $3,017
                               ======       =====          ===           ===       ===      ======

We perform a Step 1 goodwill impairment analysis on all of our reporting units at least annually on October 1. To determine the implied fair value for our reporting units, we utilize primarily a discounted cash flow valuation technique ("income approach"), although limited available market data is also considered. In determining the estimated fair value, we consider discounted cash flow calculations, the level of LNC's share price and assumptions that market participants would make in valuing the reporting unit. This analysis requires us to make judgments about revenues, earnings projections, capital market assumptions and discount rates.

As of October 1, 2011, our Annuities, Retirement Plan Services and Group Protection reporting units passed the Step 1 analysis, and although the carrying value of the net assets for Group Protection was within the estimated fair value range, we deemed it prudent to validate the carrying value of goodwill through a Step 2 analysis. Given the Step 1 results, we also performed a Step 2 analysis for our Life Insurance and Media reporting units. Based upon our Step 2 analysis for Life Insurance, we recorded a goodwill impairment that was attributable primarily to marketplace dynamics and lower expectations associated with product changes that we have implemented or will implement shortly that we believe will have an unfavorable effect on our sales levels for a period of time. Based upon our Step 2 analysis for Group Protection, we determined that there was no impairment due to the implied fair value of goodwill being in excess of the carrying value of goodwill. Based upon our Step 2 analysis for Media, we recorded goodwill impairment that was primarily a result of the deterioration in operating environment and outlook for the business.

As of October 1, 2010, all of our reporting units passed the Step 1 analysis, and although the carrying value of the net assets was within the estimated fair value range for our Life Insurance reporting unit, we deemed it prudent to validate the carrying value of goodwill through a Step 2 analysis. In our Step 2 analysis of the Life Insurance reporting unit, we determined there was no impairment due to the implied fair value of goodwill being in excess of the carrying value of goodwill.

As of October 1, 2009, all of our reporting units passed the Step 1 analysis, except for our Media reporting unit, which required a Step 2 analysis to be completed. As a result of this Step 2 analysis for our Media reporting unit, we recorded a $79 million impairment of goodwill attributable primarily to declines in current and forecasted advertising revenue for the entire radio market. We also recorded a $49 million impairment of our FCC license and a $1 million impairment of our mutual fund contract rights.

As of March 31, 2009, we performed a Step 1 goodwill impairment analysis on all of our reporting units as a result of our performing an interim test due to volatile capital markets that provided indicators that a potential impairment could be present. All of our reporting units passed the Step 1 analysis, except for our Annuities reporting unit, which required a Step 2 analysis to be completed. Based upon our Step 2 analysis, we recorded goodwill impairment for the Annuities reporting unit in the first quarter of 2009 for $600 million, which was attributable primarily to higher discount rates driven by higher debt costs and equity market volatility, deterioration in sales and declines in equity markets.

The gross carrying amounts and accumulated amortization (in millions) for each major specifically identifiable intangible asset class by reportable segment were as follows:

                                                    AS OF DECEMBER 31,
                                    -------------------------------------------------
                                              2011                      2010
                                    -----------------------   -----------------------
                                      GROSS                     GROSS
                                    CARRYING    ACCUMULATED   CARRYING    ACCUMULATED
                                     AMOUNT    AMORTIZATION    AMOUNT    AMORTIZATION
                                    --------   ------------   --------   ------------
Life Insurance:
   Sales force                        $100          $23         $100          $19
Retirement Plan Services:
   Mutual fund contract rights(1)        2           --            2           --
Other Operations:
   FCC licenses(1)                     118           --          118           --
   Other                                 4            3            4            3
                                      ----          ---         ----          ---
      Total                           $224          $26         $224          $22
                                      ====          ===         ====          ===

----------
(1)  No amortization recorded as the intangible asset has indefinite life.

Future estimated amortization of specifically identifiable intangible assets (in millions) as of December 31, 2011, was as follows:

2012   $4
2013    4
2014    4
2015    4
2016    4

11. GUARANTEED BENEFIT FEATURES

Information on the GDB features outstanding (dollars in millions) was as follows (our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive):

                                            AS OF DECEMBER 31,
                                           --------------------
                                             2011        2010
                                           --------    --------
RETURN OF NET DEPOSITS
Total account value                        $ 54,004    $ 52,211
Net amount at risk(1)                         1,379         816
Average attained age of contract holders   59 YEARS    58 years
MINIMUM RETURN
Total account value                        $    155    $    187
Net amount at risk(1)                            48          46
Average attained age of contract holders   72 YEARS    70 years
Guaranteed minimum return                         5%          5%
ANNIVERSARY CONTRACT VALUE
Total account value                        $ 21,648    $ 23,483
Net amount at risk(1)                         2,939       2,183
Average attained age of contract holders   67 YEARS    66 years

----------
(1) Represents the amount of death benefit in excess of the account balance. The increase in net amount at risk when comparing December 31, 2011, to December 31, 2010, was attributable primarily to the decline in international equity markets during 2011.

The determination of GDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. The following summarizes the balances of and changes in the liabilities for GDB (in millions), which were recorded in future contract benefits on our Consolidated Balance Sheets:

                                  FOR THE YEARS ENDED
                                      DECEMBER 31,
                                  -------------------
                                  2011   2010    2009
                                  ----   ----   -----
Balance as of beginning-of-year   $ 44   $ 71   $ 277
   Changes in reserves              93     57     (33)
   Benefits paid                   (53)   (84)   (173)
                                  ----   ----   -----
      Balance as of end-of-year   $ 84   $ 44   $  71
                                  ====   ====   =====

Account balances of variable annuity contracts with guarantees (in millions) were invested in separate account investment options as follows:

                                                            AS OF DECEMBER 31,
                                                            ------------------
                                                              2011      2010
                                                            -------   -------
ASSET TYPE
Domestic equity                                             $34,286   $35,659
International equity                                         13,095    14,172
Bonds                                                        17,735    15,913
Money market                                                  5,892     5,725
                                                            -------   -------
   Total                                                    $71,008   $71,469
                                                            =======   =======
Percent of total variable annuity separate account values        98%       98%

Future contract benefits also includes reserves for our products with secondary guarantees for our products sold through our Life Insurance segment. These UL and VUL products with secondary guarantees represented approximately 38% of permanent life insurance in force as of December 31, 2011, and approximately 43% of total sales for these products for the year ended December 31, 2011.

12. SHORT-TERM AND LONG-TERM DEBT

Details underlying short-term and long-term debt (in millions) were as follows:

                                     AS OF DECEMBER 31,
                                     ------------------
                                        2011     2010
                                       ------   ------
Short-term debt
   Short-term debt(1)                  $   10   $   10
                                       ======   ======
Long-term debt
   2.75% note, due 2013                $    4   $    4
   LIBOR + 0.03% note, due 2017           250      250
   LIBOR + 1.00% note, due 2037           375      375
   LIBOR + 3.41% note, due 2040           500      500
   Surplus Notes due LNC:
      9.76% surplus note, due 2024         50       50
      6.56% surplus note, due 2028        500      500
      6.03% surplus note, due 2028        750      750
                                       ------   ------
         Total surplus notes            1,300    1,300
                                       ------   ------
            Total long-term debt       $2,429   $2,429
                                       ======   ======

----------
(1)  The short-term debt represents short-term notes payable to LNC.

Future principal payments due on long-term debt (in millions) as of December 31, 2011, were as follows:

2013        $    4
Thereafter   2,425
            ------
   Total    $2,429
            ======

On December 31, 2009, LNC made a capital contribution of $171 million to forgive an outstanding balance on a note due to LNC from a consolidated subsidiary of LNL. The caption "Capital contribution from Lincoln National Corporation" in the accompanying Consolidated Statements of Stockholder's Equity includes the $171 million capital contribution.

On July 1, 2010, we issued a note of $500 million to LNC. This note calls for us to pay the principal amount of the note on or before June 5, 2040, and interest to be paid annually at an annual rate of LIBOR + 3.41%.

On September 10, 2010, we issued a note of $4 million to LFM. This note calls for us to pay the principal amount of the note on or before September 10, 2013, and interest to be paid semiannually at an annual rate of 2.75%.

On October 9, 2007, we issued a note of $375 million to LNC. This note calls for us to pay the principal amount of the note on or before October 9, 2037, and interest to be paid quarterly at an annual rate of LIBOR + 1.00%.

We issued a surplus note for $500 million to LNC in 1998. The note calls for us to pay the principal amount of the note on or before March 31, 2028, and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds our statutory capital as of the date of note issuance of $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in 1998. The note calls for us to pay the principal amount of the note on or before December 31, 2028, and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds our statutory capital surplus as of the date of note issuance of $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $50 million to LNC in 1994. The note calls for us to pay the principal amount of the note on or before September 30, 2024, and interest to be paid semiannually at an annual rate of 9.76%. Subject to approval by the Indiana Insurance Commissioner, we have the right to repay the note on any March 31 or September 30.

13. CONTINGENCIES AND COMMITMENTS

CONTINGENCIES

REGULATORY AND LITIGATION MATTERS

Regulatory bodies, such as state insurance departments, the SEC, Financial Industry Regulatory Authority and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, laws governing the activities of broker-dealers and unclaimed property laws.

LNL and its subsidiaries are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experiences of LNL in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2011. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LNL's financial position.

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. Accordingly, the estimate contained in this paragraph reflects two types of matters. For some matters included within this estimate, an accrual has been made, but there is a reasonable possibility that an exposure exists in excess of the amount accrued. In these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, while potentially estimable, is believed to be reasonably possible but not probable. In these cases, the estimate reflects the reasonably possible loss or range of loss.

For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

We are currently being audited on behalf of multiple states' treasury and controllers' offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed contract benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned under state laws, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property.

On June 13, 2009, a single named plaintiff filed a putative national class action in the Circuit Court of Allen County, Indiana, captioned Peter S. Bezich
v. LNL, No. 02C01-0906-PL73, asserting he was charged a cost-of-insurance fee that exceeded the applicable mortality charge, and that this fee breached the terms of the insurance contract. The parties are conducting fact discovery, and no class certification motion has yet been filed. We dispute the allegations and are vigorously defending this matter.

COMMITMENTS

LEASES

We lease our home office properties. In 2006, we exercised the right and option to extend the Fort Wayne lease for two extended terms such that the lease shall expire in 2019. We retain our right and option to exercise the remaining four extended terms of five years each in accordance with the lease agreement. These agreements also provide us with the right of first refusal to purchase the properties at a price defined in the agreements and the option to purchase the leased properties at fair market value on the last day of any renewal period.

Total rental expense on operating leases for the years ended December 31, 2011, 2010 and 2009, was $36 million, $40 million and $47 million, respectively. Future minimum rental commitments (in millions) as of December 31, 2011, were as follows:

2012   $30
2013    26
2014    21
2015    16
2016    12

VULNERABILITY FROM CONCENTRATIONS

As of December 31, 2011, we did not have a concentration of: business transactions with a particular customer or lender; sources of supply of labor or services used in the business; or a market or geographic area in which business is conducted that makes us vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial position.

Although we do not have any significant concentration of customers, our American Legacy Variable Annuity ("ALVA") product offered in our Annuities segment is significant to this segment. The ALVA product accounted for 22%, 25% and 28% of Annuities' variable annuity product deposits in 2011, 2010 and 2009, respectively, and represented approximately 54%, 58% and 61% of the segment's total variable annuity product account values as of December 31, 2011, 2010 and 2009, respectively. In addition, fund choices for certain of our other variable annuity products offered in our Annuities segment include American Fund Insurance Series(SM) ("AFIS") funds. For the Annuities segment, AFIS funds accounted for 27%, 29% and 33% of variable annuity product deposits in 2011, 2010 and 2009, respectively, and represented 63%, 66% and 69% of the segment's total variable annuity product account values as of December 31, 2011, 2010 and 2009, respectively.

OTHER CONTINGENCY MATTERS

State guaranty funds assess insurance companies to cover losses to contract holders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions of $29 million and $8 million as of December 31, 2011 and 2010, respectively.

14. SHARES AND STOCKHOLDER'S EQUITY

All authorized and issued shares of LNL are owned by LNC.

ACCUMULATED OCI

The following summarizes the components and changes in accumulated OCI (in millions):

                                                                     FOR THE YEARS ENDED
                                                                         DECEMBER 31,
                                                                 ---------------------------
                                                                   2011      2010     2009
                                                                 -------   -------   -------
UNREALIZED GAIN (LOSS) ON AFS SECURITIES
Balance as of beginning-of-year                                  $ 1,029   $    36   $(2,562)
   Cumulative effect from adoption of new accounting standards        --       181       (79)
   Unrealized holding gains (losses) arising during the year       3,292     2,322     6,021
   Change in foreign currency exchange rate adjustment                (5)       (6)       26
   Change in DAC, VOBA, DSI and other contract holder funds       (1,018)   (1,164)   (2,294)
   Income tax benefit (expense)                                     (813)     (417)   (1,328)
   Less:
      Reclassification adjustment for gains (losses)
         included in net income (loss)                              (124)     (136)     (555)
      Associated amortization of DAC, VOBA, DSI and DFEL             (13)       17       168
      Income tax benefit (expense)                                    48        42       135
                                                                 -------   -------   -------
         Balance as of end-of-year                               $ 2,574   $ 1,029   $    36
                                                                 =======   =======   =======
UNREALIZED OTTI ON AFS SECURITIES

Balance as of beginning-of-year                                  $  (122)  $  (108)  $    --
(Increases) attributable to:
   Cumulative effect from adoption of new accounting standards        --        --       (18)
   Gross OTTI recognized in OCI during the year                      (54)      (93)     (339)
   Change in DAC, VOBA, DSI and DFEL                                  11        10        77
   Income tax benefit (expense)                                       15        29        92
Decreases attributable to:
   Sales, maturities or other settlements of AFS securities           99        82       151
   Change in DAC, VOBA, DSI and DFEL                                 (21)      (20)      (28)
   Income tax benefit (expense)                                      (27)      (22)      (43)
                                                                 -------   -------   -------
         Balance as of end-of-year                               $   (99)  $  (122)  $  (108)
                                                                 =======   =======   =======
UNREALIZED GAIN (LOSS) ON DERIVATIVE INSTRUMENTS

Balance as of beginning-of-year                                  $   (17)  $   (13)  $   (15)
   Unrealized holding gains (losses) arising during the year         204        (2)       12
   Change in foreign currency exchange rate adjustment                 7         4       (31)
   Change in DAC, VOBA, DSI and DFEL                                  (1)      (11)       11
   Income tax benefit (expense)                                      (73)        3         5
   Less:
      Reclassification adjustment for gains (losses)
         included in net income (loss)                               (13)        6         4
      Associated amortization of DAC, VOBA, DSI and DFEL              --        (9)      (11)
      Income tax benefit (expense)                                     5         1         2
                                                                 -------   -------   -------
         Balance as of end-of-year                               $   128   $   (17)  $   (13)
                                                                 =======   =======   =======
FUNDED STATUS OF EMPLOYEE BENEFIT PLANS

Balance as of beginning-of-year                                  $   (14)  $   (17)  $   (32)
   Adjustment arising during the year                                  1         4        23
   Income tax benefit (expense)                                       (1)       (1)       (8)
                                                                 -------   -------   -------
         Balance as of end-of-year                               $   (14)  $   (14)  $   (17)
                                                                 =======   =======   =======

15. REALIZED GAIN (LOSS)

Details underlying realized gain (loss) (in millions) reported on our Consolidated Statements of Income (Loss) were as follows:

                                          FOR THE YEARS ENDED
                                             DECEMBER 31,
                                        ----------------------
                                         2011    2010    2009
                                        -----   -----   -----
Total realized gain (loss) related to
   certain investments(1)               $(110)  $(132)  $(498)
Realized gain (loss) on the mark-to-
   market on certain instruments(2)       (65)    (41)    (77)
Indexed annuity net derivative
   results(3):

   Gross gain (loss)                        2      34       8
   Associated amortization of DAC,
      VOBA, DSI and DFEL                   (2)    (15)     (5)
Variable annuity net derivatives
   results(4):

   Gross gain (loss)                      (51)    (30)    (10)
   Associated amortization of DAC,
      VOBA, DSI and DFEL                  (32)    (64)     (8)
Realized gain (loss) on sale of
   subsidiaries/businesses                 --      --       1
                                        -----   -----   -----
         Total realized gain (loss)     $(258)  $(248)  $(589)
                                        =====   =====   =====

----------
(1)  See "Realized Gain (Loss) Related to Certain Investments" section in Note
     5.

(2) Represents changes in the fair values of certain derivative investments (including those associated with our consolidated VIEs), total return swaps (embedded derivatives that are theoretically included in our various modified coinsurance and coinsurance with funds withheld reinsurance arrangements that have contractual returns related to various assets and liabilities associated with these arrangements) and trading securities.

(3) Represents the net difference between the change in the fair value of the S&P 500 call options that we hold and the change in the fair value of the embedded derivative liabilities of our indexed annuity products along with changes in the fair value of embedded derivative liabilities related to index call options we may purchase in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products.

(4) Includes the net difference in the change in embedded derivative reserves of our GLB products and the change in the fair value of the derivative instruments we own to hedge GDB and GLB products, including the cost of purchasing the hedging instruments.

16. UNDERWRITING, ACQUISITION, INSURANCE, RESTRUCTURING AND OTHER EXPENSES

Details underlying underwriting, acquisition, insurance and other expenses (in millions) were as follows:

                                 FOR THE YEARS ENDED
                                    DECEMBER 31,
                              ------------------------
                               2011     2010     2009
                              ------   ------   ------
Commissions                   $2,534   $1,859   $1,565
General and administrative
   expenses                    1,394    1,293    1,204
Expenses associated with
   reserve financing and
   unrelated LOCs                 24       16       --
DAC and VOBA deferrals
   and interest, net of
   amortization                 (682)    (644)    (652)
Broker-dealer expenses           236      212      190
Other intangibles
   amortization                    4        4        4
Media expenses                    69       59       40
Taxes, licenses and fees         244      192      180
Merger-related expenses           --        9       16
Restructuring charges
   (recoveries) for expense
   initiatives                    --       (1)      32
                              ------   ------   ------
       Total                  $3,823   $2,999   $2,579
                              ======   ======   ======

17. PENSION, POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFIT PLANS

LNC and LNL maintain qualified funded defined benefit pension plans in which many of our employees and agents are participants. LNC and LNL also maintain non-qualified, unfunded defined benefit pension plans for certain employees and agents. In addition, for certain former employees we have supplemental retirement plans that provide defined benefit pension benefits in excess of limits imposed by federal tax law. All of our defined benefit pension plans are frozen, and there are no new participants and no future accruals of benefits from the date of the freeze.

The eligibility requirements for each plan are described in each plan document and vary for each plan based on completion of a specified period of continuous service and date of hire, subject to age limitations. The frozen pension plans' benefits are calculated either on a traditional or cash balance formula. Those formulas are based upon years of credited service and eligible earnings as defined in each plan document. The traditional formula provides benefits stated in terms of a single life annuity payable at age 65. The cash balance formula provides benefits stated as a lump sum hypothetical account balance. That account balance equals the sum of the employee's accumulated annual benefit credits plus interest credits. Benefit credits, which are based on years of service and base salary plus bonus, ceased as of the dates the plans were frozen. Interest credits continue until the participant's benefit is paid.

LNC and LNL also sponsor a voluntary employees' beneficiary association ("VEBA") trust that provides postretirement medical, dental and life insurance benefits to retired full-time employees and agents who, depending on the plan, have worked for us for 10 years and attained age 55 (age 60 for agents). VEBAs are a special type of tax-exempt trust used to provide benefits that are subject to preferential tax treatment under the Internal Revenue Code. Medical and dental benefits are available to spouses and other eligible dependents of retired employees and agents. Retirees may be required to contribute toward the cost of these benefits. Eligibility and the amount of required contribution for these benefits varies based upon a variety of factors including years of service and year of retirement.

OBLIGATIONS, FUNDED STATUS AND ASSUMPTIONS

Information (in millions) with respect to our plans' assets and obligations was as follows:

                                                         AS OF OR FOR THE YEARS ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                          2011   2010            2011   2010
                                                          ----   ----            ----   ----
                                                                                    OTHER
                                                        PENSION BENEFITS   POSTRETIREMENT BENEFITS
                                                        ----------------   -----------------------
CHANGE IN PLAN ASSETS
Fair value as of beginning-of-year                        $128   $119            $  5   $  4
Actual return on plan assets                                17     17              --      1
Company and participant contributions                       --     --               4      3
Benefits paid                                               (8)    (8)             (4)    (3)
                                                          ----   ----            ----   ----
   Fair value as of end-of-year                            137    128               5      5
                                                          ----   ----            ----   ----
CHANGE IN BENEFIT OBLIGATION
Balance as of beginning-of-year                            116    112              21     20
Interest cost                                                6      7               1      2
Company and participant contributions                       --     --               1      1
Actuarial (gains) losses                                     7      5               1      1
Benefits paid                                               (8)    (8)             (3)    (3)
                                                          ----   ----            ----   ----
   Balance as of end-of-year                               121    116              21     21
                                                          ----   ----            ----   ----
      Funded status of the plans                          $ 16   $ 12            $(16)  $(16)
                                                          ====   ====            ====   ====
AMOUNTS RECOGNIZED ON THE CONSOLIDATED BALANCE SHEETS
Other assets                                              $ 18   $ 15            $ --   $  --
Other liabilities                                           (2)    (3)            (16)    (16)
                                                          ----   ----            ----   -----
   Net amount recognized                                  $ 16   $ 12            $(16)  $ (16)
                                                          ====   ====            ====   ====
AMOUNTS RECOGNIZED IN ACCUMULATED OCI, NET OF TAX
Net (gain) loss                                           $ 14   $ 15            $ --   $  --
Prior service credit                                        --     --              --      (1)
                                                          ----   ----            ----   -----
   Net amount recognized                                  $ 14   $ 15            $ --   $  (1)
                                                          ====   ====            ====   =====
RATE OF INCREASE IN COMPENSATION
Retiree life insurance plan                                N/A    N/A            4.00%   4.00%
All other plans                                            N/A    N/A             N/A     N/A
WEIGHTED-AVERAGE ASSUMPTIONS
Benefit obligations:
   Weighted-average discount rate                         4.25%  5.25%           4.25%   5.00%
   Expected return on plan assets                         8.00%  8.00%           6.50%   6.50%
Net periodic benefit cost:
   Weighted-average discount rate                         5.25%  6.00%           5.00%   6.00%
   Expected return on plan assets                         8.00%  8.00%           6.50%   6.50%

Consistent with our benefit plans' year end, we use December 31 as the measurement date.

The discount rate was determined based on a corporate yield curve as of December 31, 2011, and projected benefit obligation cash flows for the pension plans. We reevaluate this assumption each plan year. For 2012, our discount rate for the pension plans will be 4.25%.

The expected return on plan assets was determined based on historical and expected future returns of the various asset categories, using the plans' target allocation. We reevaluate this assumption each plan year. For 2012, our expected return on plan assets is 8.00% for the plans.

The calculation of the accumulated other postretirement benefit obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) as follows:

                                                         AS OF OR FOR THE
                                                     YEARS ENDED DECEMBER 31,
                                                     ------------------------
                                                       2011   2010     2009
                                                       ----   ----    -----
Pre-65 health care cost trend rate                     8.50%  9.50%   10.00%
Post-65 health care cost trend rate                    8.50%  9.50%   13.00%
Ultimate trend rate                                    4.50%  5.00%    5.00%
Year that the rate reaches the ultimate trend rate     2021   2020     2020

We expect the health care cost trend rate for 2012 to be 8.50% for both the pre-65 and the post-65 population. A one-percentage point increase in assumed health care cost trend rates would have increased the accumulated postretirement benefit obligation by less than $1 million and total service and interest cost components by less than $1 million. A one-percentage point decrease in assumed health care cost trend rates would have decreased the accumulated postretirement benefit obligation by $1 million and total service and interest cost components by less than $1 million.

Information for our pension plans with an accumulated benefit obligation in excess of plan assets (in millions) was as follows:

                                 AS OF DECEMBER 31,
                                 ------------------
                                    2011   2010
                                    ----   ----
Accumulated benefit obligation      $ 2    $94
Projected benefit obligation          2     94
Fair value of plan assets            --     91

COMPONENTS OF NET PERIODIC BENEFIT COST

The components of net periodic benefit cost for our pension plans' and other postretirement plans' expense (recovery) (in millions) were as follows:

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------
                                              PENSION BENEFITS    OTHER POSTRETIREMENT BENEFITS
                                             ------------------   -----------------------------
                                             2011   2010   2009         2011   2010   2009
                                             ----   ----   ----         ----   ----   ----
Interest cost                                $  6   $ 7    $ 7           $ 1    $ 1   $ 1
Expected return on plan assets                (10)   (9)    (7)           --     --    --
Recognized net actuarial loss (gain)            2     2      5            --     --    (1)
                                             ----   ---    ---           ---    ---   ---
   Net periodic benefit expense (recovery)   $ (2)  $--    $ 5           $ 1    $ 1   $--
                                             ====   ===    ===           ===    ===   ===

We expect our 2012 pension plans' income to be approximately $2 million.

For 2012, the estimated amount of amortization from accumulated OCI into net periodic benefit expense related to net actuarial loss or gain is expected to be an approximate $1 million loss for our pension plans and less than $1 million gain for our other postretirement plans.

PLAN ASSETS

For the years ended December 31, 2011 and 2010, our pension plan's asset target allocations by asset category based on estimated fair values were as follows:

                            2011   2010
                            ----   ----
Fixed maturity securities    80%    50%
Common stock:
   Domestic equity           14%    35%
   International equity       6%    15%

The investment objectives for the assets related to our pension plans are to:

- Maintain sufficient liquidity to pay obligations of the plans as they come due;

- Minimize the effect of a single investment loss and large losses to the plans through prudent risk/reward diversification consistent with sound fiduciary standards;

-    Maintain an appropriate asset allocation policy;

- Earn a return commensurate with the level of risk assumed through the asset allocation policy; and

- Control costs of administering and managing the plans' investment operations.

Investments can be made in various asset classes and styles, including, but not limited to: domestic and international equity, fixed income securities, derivatives and other asset classes the investment managers deem prudent. Our plans follow a strategic asset allocation policy that strives to systemically increase the percentage of assets in liability-matching fixed income investments as funding levels increase.

We currently target asset weightings as follows: domestic equity allocations (14%) are split into large cap (10%), small cap (2%) and hedge funds (2%). Fixed maturity securities represent core fixed income investments. The performance of the pension trust assets are monitored on a quarterly basis relative to the plans' objectives.

Our qualified pension plans' assets have been combined into a master retirement trust where a variety of qualified managers, including manager of managers, are expected to have returns that exceed the median of similar funds over three-year periods, above an appropriate index over five-year periods and meet real return standards over ten-year periods. Managers are monitored for adherence to approved investment policy guidelines and managers not meeting these criteria are subject to additional due diligence review, corrective action or possible termination.

FAIR VALUE OF PLAN ASSETS

See "Fair Value Measurement" in Note 1 for discussion of how we categorize our pension plans' assets into the three-level fair value hierarchy. See "Financial Instruments Carried at Fair Value" in Note 21 for a summary of our fair value measurements of our pension plans' assets by the three-level fair value hierarchy.

The following summarizes our fair value measurements of benefit plans' assets (in millions) on a recurring basis by asset category:

                                            AS OF DECEMBER 31,
                              ---------------------------------------------
                              PENSION PLANS   OTHER POSTRETIREMENT BENEFITS
                              -------------   -----------------------------
                               2011   2010              2011   2010
                               ----   ----              ----   ----
Fixed maturity securities:
   Corporate bonds             $ 53   $ 37               $--   $--
   U.S. Government bonds         16     14                --    --
   Foreign government bonds       3      5                --    --
   RMBS                          --      1                --    --
   CMBS                           1      1                --    --
Common stock                     61     62                --    --
Cash and invested cash            3      8                 5     5
                               ----   ----               ---   ---
      Total                    $137   $128               $ 5   $ 5
                               ====   ====               ===   ===

VALUATION METHODOLOGIES AND ASSOCIATED INPUTS FOR PENSION PLANS' ASSETS

The fair value measurements of our pension plans' assets are based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the security, and the valuation methodology is consistently applied to measure the security's fair value. The fair value measurement is based on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach include third-party pricing services, independent broker quotations or pricing matrices. Both observable and unobservable inputs are used in the valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market indicators, industry and economic events are monitored and further market data is acquired if certain triggers are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For broker-quoted only securities, quotes from market makers or broker-dealers are obtained from sources recognized to be market participants. In order to validate the pricing information and broker-dealer quotes, procedures are employed, where possible, that include comparisons with similar observable positions, comparisons with subsequent sales, discussions with brokers and observations of general market movements for those security classes. For those securities trading in less liquid or illiquid markets with limited or no pricing information, unobservable inputs are used in order to measure the fair value of these securities. In cases where this information is not available, such as for privately placed securities, fair value is estimated using an internal pricing matrix. This matrix relies on judgment concerning the discount rate used in calculating expected future cash flows, credit quality, industry sector performance and expected maturity.

Prices received from third parties are not adjusted; however, the third-party pricing services' valuation methodologies and related inputs are evaluated and additional evaluation is performed to determine the appropriate level within the fair value hierarchy.

The observable and unobservable inputs to the valuation methodologies are based on general standard inputs. The standard inputs used in order of priority are benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Depending on the type of security or the daily market activity, standard inputs may be prioritized differently or may not be available for all securities on any given day.

Cash and invested cash is carried at cost, which approximates fair value. This category includes highly liquid debt instruments purchased with a maturity of three months or less. Due to the nature of these assets, we believe these assets should be classified as Level 2.

PLAN CASH FLOWS

It is our practice to make contributions to the qualified pension plan to comply with minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended and with guidance issued there under. In accordance with such practice, no contributions were required for the years ended December 31, 2011 or 2010. Based on our calculations, we do not expect to be required to make any contributions to our qualified pension plan in 2012 under applicable pension law.

For our nonqualified pension plan, we fund the benefits as they become due to retirees. The amount expected to be contributed to the nonqualified pension plan during 2012 is less than $1 million.

We expect the following benefit payments (in millions):

                PENSION
                 PLANS        OTHER POSTRETIREMENT PLANS
                -------   ----------------------------------
                                                     NOT
                DEFINED   REFLECTING              REFLECTING
                BENEFIT    MEDICARE    MEDICARE   MEDICARE
                PENSION     PART D      PART D     PART D
                 PLANS      SUBSIDY     SUBSIDY    SUBSIDY
                -------   ----------   --------   ----------
2012              $10         $2          $--        $2
2013               10          2           --         2
2014                9          2           --         2
2015                9          2           --         2
2016                9          2           --         2
Following
   five years
   thereafter      41          8           (1)        9

18. DEFINED CONTRIBUTION AND DEFERRED COMPENSATION PLANS

DEFINED CONTRIBUTION PLANS

LNC and we sponsor defined contribution plans, which include money purchase plans, for eligible employees and agents, respectively. LNC and we make contributions and matching contributions to each of the active plans, respectively, in accordance with the plan documents and various limitations under Section 401(a) of the Internal Revenue Code of 1986, as amended. For the years ended December 31, 2011, 2010 and 2009, expenses (income) for these plans were $65 million, $60 million and $61 million, respectively.

DEFERRED COMPENSATION PLANS

LNC and we sponsor six separate non-qualified, unfunded, deferred compensation plans for employees, agents and non-employee directors.

The results for certain investment options within the plans are hedged by total return swaps. Participants' account values change due primarily to investment earnings driven by market fluctuations. Our expenses increase or decrease in direct proportion to the change in market value of the participants' investment options. Participants are able to select our stock as an investment option; however, it is not hedged by the total return swaps and is a primary source of expense volatility related to these plans. For further discussion of total return swaps related to our deferred compensation plans, see Note 6. Information (in millions) with respect to these plans was as follows:

                                          AS OF DECEMBER 31,
                                          ------------------
                                            2011       2010
                                          --------   -------
Total liabilities(1)                       $304       $315
Investments held to fund liabilities(2)     133        130

----------
(1)  Reported in other liabilities on our Consolidated Balance Sheets.

(2)  Reported in other assets on our Consolidated Balance Sheets.

DEFERRED COMPENSATION PLAN FOR EMPLOYEES

Participants may elect to defer a portion of their compensation as defined by the plan. Participants may select from prescribed "phantom" investment options that are used as measures for calculating the returns that are notionally credited to their accounts. Under the terms of the plan, we agree to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. We make matching contributions based upon amounts placed into the plan by individuals after participants have exceeded applicable limits of the Internal Revenue Code. The amounts of our contributions are calculated in accordance with the plan document.

Expenses (income) (in millions) for this plan were as follows:

                                     FOR THE YEARS ENDED
                                        DECEMBER 31,
                                     -------------------
                                     2011   2010    2009
                                     ----   ----   -----
Employer matching contributions       $6     $6     $ 4
Increase (decrease) in measurement
   of liabilities, net of total
   return swap                         1      1       6
                                      --     --     ---
      Total plan expenses (income)    $7     $7     $10
                                      ==     ==     ===

DEFERRED COMPENSATION PLANS FOR AGENTS

We sponsor three deferred compensation plans for certain eligible agents. Participants may elect to defer a portion of their compensation as defined by the respective plan. Participants may select from prescribed "phantom" investment options that are used as measures for calculating the returns that are no-tionally credited to their accounts. Under the terms of these plans, we agree to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. We make matching contributions based upon amounts placed into the plans by individuals after participants have exceeded applicable limits of the Internal Revenue Code. The amounts of our contributions are calculated in accordance with the plans' documents.

Expenses (income) (in millions) for these plans were as follows:

                                     FOR THE YEARS ENDED
                                        DECEMBER 31,
                                     -------------------
                                     2011   2010    2009
                                     ----   ----   -----
Employer matching contributions       $1     $3     $2
Increase (decrease) in measurement
   of liabilities, net of total       --      3      4
   return swap
                                      --     --     --
      Total plan expenses (income)    $1     $6     $6
                                      ==     ==     ==

DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

Non-employee directors may defer a portion of their annual retainers, and we credit deferred stock units annually to their accounts. The prescribed "phantom" investment options are identical to those offered in the employees' plan. For the years ended December 31, 2011, 2010 and 2009, expenses (income) for this plan were less than ($1) million, $2 million and $1 million, respectively.

DEFERRED COMPENSATION PLAN FOR FORMER JP AGENTS

Eligible former agents of Jefferson-Pilot Corporation may participate in this deferred compensation plan. Participants may elect to defer commissions and bonuses and specify where this deferred compensation will be invested in selected notional mutual funds. Participants may not receive the returns on these funds until attaining a specified age or in the event of a significant lifestyle change. The funded amount is rebalanced to match the funds that have been elected under the deferred compensation plan. The plan obligation increases with contributions, deferrals and investment gains, and decreases with withdrawals and investment losses. The plan assets increase with investment gains and decrease with investment losses and payouts of benefits. For the years ended December 31, 2011, 2010 and 2009, expenses (income) for this plan were $4 million, $2 million and $1 million, respectively.

19. STOCK-BASED INCENTIVE COMPENSATION PLANS

Our employees and agents are included in LNC's various incentive plans that provide for the issuance of stock options, performance shares
(performance-vested shares as opposed to time-vested shares), SARs, restricted stock units and restricted stock awards ("nonvested stock"). LNC has a policy of issuing new shares to satisfy option exercises.

Total compensation expense (in millions) for all of our stock-based incentive compensation plans was as follows:

                                     FOR THE YEARS ENDED
                                        DECEMBER 31,
                                     -------------------
                                     2011   2010    2009
                                     ----   ----   -----
Stock options                         $ 8    $ 5    $ 6
Performance shares                      2     (1)    (1)
SARs                                   --     --      1
Restricted stock units and
   nonvested stock                     12     11      6
                                      ---    ---    ---
   Total                              $22    $15    $12
                                      ===    ===    ===
Recognized tax benefit                $ 8    $ 5    $ 4
                                      ===    ===    ===


20. STATUTORY INFORMATION AND RESTRICTIONS

We prepare financial statements in accordance with statutory accounting principles ("SAP") prescribed or permitted by the insurance departments of our states of domicile, which may vary materially from GAAP. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The principal differences between statutory financial statements and financial statements prepared in accordance with GAAP are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, contract holder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted.

We are subject to the applicable laws and regulations of our states of domicile. Changes in these laws and regulations could change capital levels or capital requirements for the Company.

Statutory capital and surplus, net gain (loss) from operations, after-tax, net income (loss) and dividends to LNC amounts (in millions) below consists of all or a combination of the following entities: LNL, Lincoln Reinsurance Company of South Carolina, Lincoln Reinsurance Company of South Carolina II, Lincoln Life & Annuity Company of New York ("LLANY"), Lincoln Financial Group South Carolina Reinsurance Company, Lincoln Reinsurance Company of Vermont I, Lincoln Reinsurance Company of Vermont II, Lincoln Reinsurance Company of Vermont III and Lincoln Reinsurance Company of Vermont IV.

                                   AS OF DECEMBER 31,
                                   ------------------
                                     2011      2010
                                   -------   --------
Capital and surplus                $7,054    $6,750

                                      FOR THE YEARS ENDED
                                         DECEMBER 31,
                                   --------------------------
                                     2011      2010      2009
                                     ----      ----      ----
Net gain (loss) from operations,
   after-tax                         $291      $553      $867
Net income (loss)                     104       430       (35)
Dividends to LNC                      800       684       405

The decrease in statutory net income (loss) for the year ended December 31, 2011, from that of 2010, was primarily due to increased realized losses in invested assets, an increase in reserves on UL secondary guarantee products and prior year favorable tax items that did not repeat in the current year.

The increase in statutory net income (loss) for the year ended December 31, 2010, from that of 2009, was primarily due to a significant decrease in realized losses on investments due to improving market conditions throughout 2010.

Our states of domicile, Indiana for LNL and New York for LLANY, have adopted certain prescribed accounting practices that differ from those found in NAIC SAP. These prescribed practices are the use of continuous Commissioners Annuity Reserve Valuation Method ("CARVM") in the calculation of reserves as prescribed by the state of New York and the calculation of reserves on universal life policies based on the Indi-ana universal life method as prescribed by the state of Indiana. We also have several accounting practices permitted by the states of domicile that differ from those found in NAIC SAP. Specifically, these are accounting for the lesser of the face amount of all amounts outstanding under an LOC and the value of the Valuation of Life Insurance Policies Model Regulation ("XXX") additional statutory reserves as an admitted asset and a form of surplus and the use of a more conservative valuation interest rate on certain annuities as of December 31, 2011 and 2010.

The favorable (unfavorable) effects on statutory surplus compared to NAIC statutory surplus from the use of these prescribed and permitted practices (in millions) were as follows:

                                         AS OF DECEMBER 31,
                                         ------------------
                                           2011       2010
                                         --------   -------
Calculation of reserves using
   the Indiana universal life
   method                                 $  270     $314
Calculation of reserves using
   continuous CARVM                           (2)      (5)
Conservative valuation rate on certain
   annuities                                 (20)     (15)
Lesser of LOC and XXX additional
   reserve as surplus                      1,731      457

We are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, LNL may pay dividends to LNC without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), only from unassigned surplus and must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding 12 consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of 10% of the insurer's contract holders' surplus, as shown on its last annual statement on file with the Commissioner or the insurer's statutory net gain from operations for the previous 12 months, but in no event to exceed statutory unassigned surplus. As discussed above, we may not consider the benefit from the statutory accounting principles relating to our insurance subsidiaries' deferred tax assets in calculating available dividends. Indiana law gives the Commissioner broad discretion to disapprove requests for dividends in excess of these limits. New York, the state of domicile of our other major insurance subsidiary, LLANY, has similar restrictions, except that in New York it is the lesser of 10% of surplus to contract holders as of the immediately preceding calendar year-end or net gain from operations for the immediately preceding calendar year, not including realized capital gains. We expect we could pay dividends of approximately $640 million in 2012 without prior approval from the respective state commissioners.

All payments of principal and interest on the surplus notes must be approved by the respective Commissioner of Insurance.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of our financial instruments (in millions) were as follows:

                                                                     AS OF DECEMBER 31,
                                                         -----------------------------------------
                                                                2011                  2010
                                                         -------------------   -------------------
                                                         CARRYING     FAIR     CARRYING      FAIR
                                                           VALUE      VALUE      VALUE      VALUE
                                                         --------   --------   --------   --------
ASSETS
AFS securities:
   Fixed maturity securities                             $ 73,607   $ 73,607   $ 66,289   $ 66,289
   VIEs' fixed maturity securities                            700        700        584        584
   Equity securities                                          139        139        140        140
Trading securities                                          2,538      2,538      2,459      2,459
Mortgage loans on real estate                               6,589      7,233      6,431      6,847
Derivative investments                                      2,846      2,846      1,021      1,021
Other investments                                           1,059      1,059        978        978
Cash and invested cash                                      3,844      3,844      1,904      1,904
Separate account assets                                    83,477     83,477     84,630     84,630
LIABILITIES
Future contract benefits:
   Indexed annuity contracts embedded derivatives            (399)      (399)      (497)      (497)
   GLB reserves embedded derivatives                       (2,217)    (2,217)      (408)      (408)
Other contract holder funds:
   Remaining guaranteed interest and similar contracts     (1,114)    (1,114)    (1,119)    (1,119)
   Account values of certain investment contracts         (27,403)   (30,739)   (26,061)   (27,067)
Short-term debt                                               (10)       (10)       (10)       (10)
Long-term debt                                             (2,429)    (2,466)    (2,429)    (2,335)
Reinsurance related embedded derivatives                     (352)      (352)      (305)      (305)
VIEs' liabilities -- derivative instruments                  (291)      (291)      (209)      (209)
Other liabilities:
   Deferred compensation plans embedded derivatives          (304)      (304)      (315)      (315)
   Credit default swaps                                       (16)       (16)       (16)       (16)
BENEFIT PLANS' ASSETS(1)                                      142        142        133        133

(1) Included in the funded statuses of the benefit plans, which is reported in other liabilities on our Consolidated Balance Sheets. Refer to Note 17 for additional detail.

VALUATION METHODOLOGIES AND ASSOCIATED INPUTS FOR FINANCIAL INSTRUMENTS NOT CARRIED AT FAIR VALUE

The following discussion outlines the methodologies and assumptions used to determine the fair value of our financial instruments not carried at fair value on our Consolidated Balance Sheets. Considerable judgment is required to develop these assumptions used to measure fair value. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

MORTGAGE LOANS ON REAL ESTATE

The fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt-service coverage, loan-to-value, quality of tenancy, borrower and payment record. The fair value for impaired mortgage loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price or the fair value of the collateral if the loan is collateral dependent.

OTHER INVESTMENTS

The carrying value of our assets classified as other investments approximates their fair value. Other investments include LPs and other privately held investments that are accounted for using the equity method of accounting.

OTHER CONTRACT HOLDER FUNDS

Other contract holder funds include remaining guaranteed interest and similar contracts and account values of certain investment contracts. The fair value for the remaining guaranteed interest and similar contracts is estimated using discounted cash flow calculations as of the balance sheet date. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued. As of December 31, 2011 and 2010, the remaining guaranteed interest and similar contracts carrying value approximates fair value. The fair value of the account values of certain investment contracts is based on their approximate surrender value as of the balance sheet date.

SHORT-TERM AND LONG-TERM DEBT

The fair value of long-term debt is based on quoted market prices or estimated using discounted cash flow analysis determined in conjunction with our incremental borrowing rate as of the balance sheet date for similar types of borrowing arrangements where quoted prices are not available. For short-term debt, excluding current maturities of long-term debt, the carrying value approximates fair value.

FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

We did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2011, or December 31, 2010, and we noted no changes in our valuation methodologies between these periods.

The following summarizes our financial instruments carried at fair value (in millions) on a recurring basis by the fair value hierarchy levels described above:

                                                                    AS OF DECEMBER 31, 2011
                                                      ----------------------------------------------------
                                                        QUOTED
                                                        PRICES
                                                       IN ACTIVE
                                                      MARKETS FOR   SIGNIFICANT   SIGNIFICANT
                                                       IDENTICAL     OBSERVABLE   UNOBSERVABLE     TOTAL
                                                         ASSETS        INPUTS        INPUTS         FAIR
                                                       (LEVEL 1)     (LEVEL 2)      (LEVEL 3)      VALUE
                                                      -----------   -----------   ------------   ---------
ASSETS
Investments:
   Fixed maturity AFS securities:
      Corporate bonds                                     $ 61        $  55,603      $ 2,423     $ 58,087
      U.S. Government bonds                                426               18            1          445
      Foreign government bonds                              --              621           97          718
      RMBS                                                  --            7,506          158        7,664
      CMBS                                                  --            1,498           31        1,529
      CDOs                                                  --               --          101          101
      State and municipal bonds                             --            3,943           --        3,943
      Hybrid and redeemable preferred securities            15            1,006           99        1,120
   VIEs' fixed maturity securities                         108              592           --          700
   Equity AFS securities                                    37               46           56          139
   Trading securities                                        2            2,469           67        2,538
   Derivative investments                                   --              362        2,484        2,846
Cash and invested cash                                      --            3,844           --        3,844
Separate account assets                                     --           83,477           --       83,477
                                                          ----        ---------      -------     --------
         Total assets                                     $649        $ 160,985      $ 5,517     $167,151
                                                          ====        =========      =======     ========
LIABILITIES
Future contract benefits:
   Indexed annuity contracts embedded derivatives         $ --        $      --      $  (399)    $   (399)
   GLB reserves embedded derivatives                        --               --       (2,217)      (2,217)
Reinsurance related embedded derivatives                    --             (352)          --         (352)
VIEs' liabilities -- derivative instruments                 --               --         (291)        (291)
Other liabilities:
   Deferred compensation plans embedded derivatives         --               --         (304)        (304)
   Credit default swaps                                     --               --          (16)         (16)
                                                          ----        ---------      -------     --------
      Total liabilities                                   $ --        $    (352)     $(3,227)    $ (3,579)
                                                          ====        =========      =======     ========
BENEFIT PLANS' ASSETS                                     $ 14        $     128      $    --     $    142
                                                          ====        =========      =======     ========

                                                                    AS OF DECEMBER 31, 2010
                                                      ----------------------------------------------------
                                                        QUOTED
                                                        PRICES
                                                       IN ACTIVE
                                                      MARKETS FOR   SIGNIFICANT   SIGNIFICANT
                                                       IDENTICAL     OBSERVABLE   UNOBSERVABLE     TOTAL
                                                         ASSETS        INPUTS        INPUTS         FAIR
                                                       (LEVEL 1)     (LEVEL 2)      (LEVEL 3)      VALUE
                                                      -----------   -----------   ------------   ---------
ASSETS
Investments:
   Fixed maturity AFS securities:
      Corporate bonds                                     $ 58       $  48,304       $ 2,353      $ 50,715
      U.S. Government bonds                                117               3             2           122
      Foreign government bonds                              --             381           113           494
      RMBS                                                  --           8,262           119         8,381
      CMBS                                                  --           1,863           102         1,965
      CDOs                                                  --               2           171           173
      State and municipal bonds                             --           3,085            --         3,085
      Hybrid and redeemable preferred securities            18           1,222           114         1,354
   VIEs' fixed maturity securities                          --             584            --           584
   Equity AFS securities                                    37              12            91           140
   Trading securities                                        2           2,383            74         2,459
   Derivative investments                                   --            (473)        1,494         1,021
Cash and invested cash                                      --           1,904            --         1,904
Separate account assets                                     --          84,630            --        84,630
                                                          ----       ---------       -------      --------
         Total assets                                     $232       $ 152,162       $ 4,633      $157,027
                                                          ====       =========       =======      ========
LIABILITIES
Future contract benefits:
   Indexed annuity contracts embedded derivatives         $ --       $      --       $  (497)     $   (497)
   GLB reserves embedded derivatives                        --              --          (408)         (408)
Reinsurance related embedded derivatives                    --            (305)           --          (305)
VIEs' liabilities -- derivative instruments                 --              --          (209)         (209)
Other liabilities:
   Deferred compensation plans embedded derivatives         --              --          (315)         (315)
   Credit default swaps                                     --              --           (16)          (16)
                                                          ----       ---------       -------      --------
      Total liabilities                                   $ --       $    (305)      $(1,445)     $ (1,750)
                                                          ====       =========       =======      ========
BENEFIT PLANS' ASSETS
                                                          $ 16       $     111       $     6      $    133
                                                          ====       =========       =======      ========

The following summarizes changes to our financial instruments carried at fair value (in millions) and classified within Level 3 of the fair value hierarchy. This summary excludes any impact of amortization of DAC, VOBA, DSI and DFEL. The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

                                                                         FOR THE YEAR ENDED DECEMBER 31, 2011
                                                         --------------------------------------------------------------------
                                                                                            PURCHASES,
                                                                                  GAINS     ISSUANCES,    TRANSFERS
                                                                       ITEMS    (LOSSES)      SALES,        IN OR
                                                                     INCLUDED      IN       MATURITIES,      OUT
                                                         BEGINNING      IN         OCI     SETTLEMENTS,      OF        ENDING
                                                            FAIR        NET        AND        CALLS,       LEVEL 3,     FAIR
                                                           VALUE      INCOME    OTHER(1)        NET         NET(2)     VALUE
                                                         ---------   --------   --------   ------------   ---------   -------
Investments:(3)
   Fixed maturity AFS securities:
      Corporate bonds                                     $ 2,353     $     3     $  42       $(134)        $ 159     $ 2,423
      U.S. Government bonds                                     2          --        --          (1)           --           1
      Foreign government bonds                                113          --         4          (3)          (17)         97
      RMBS                                                    119          (3)        6          36            --         158
      CMBS                                                    102         (62)       61         (74)            4          31
      CDOs                                                    171          19       (17)        (72)           --         101
      Hybrid and redeemable preferred securities              114          (1)       (5)         (7)           (2)         99
   Equity AFS securities                                       91           8       (12)          3           (34)         56
   Trading securities                                          74           3         1          (7)           (4)         67
   Derivative investments                                   1,494         495       383         112            --       2,484
Future contract benefits:(4)
   Indexed annuity contracts embedded derivatives            (497)          5        --          93            --        (399)
   GLB reserves embedded derivatives                         (408)     (1,809)       --          --            --      (2,217)
VIEs' liabilities -- derivative instruments(5)               (209)        (82)       --          --            --        (291)
Other liabilities:
   Deferred compensation plans embedded derivatives(6)       (315)        (10)       --          21            --        (304)
   Credit default swaps(7)                                    (16)         (6)       --           6            --         (16)
                                                          -------     -------     -----       -----         -----     -------
      Total, net                                          $ 3,188     $(1,440)    $ 463       $ (27)        $ 106     $ 2,290
                                                          =======     =======     =====       =====         =====     =======
Benefit plans' assets(8)                                  $     6     $    --     $  --       $  (6)        $  --     $    --
                                                          =======     =======     =====       =====         =====     =======

                                                                         FOR THE YEAR ENDED DECEMBER 31, 2010
                                                         --------------------------------------------------------------------
                                                                                            PURCHASES,
                                                                                  GAINS     ISSUANCES,    TRANSFERS
                                                                       ITEMS    (LOSSES)      SALES,        IN OR
                                                                     INCLUDED      IN       MATURITIES,      OUT
                                                         BEGINNING      IN         OCI     SETTLEMENTS,      OF        ENDING
                                                            FAIR        NET        AND        CALLS,       LEVEL 3,     FAIR
                                                           VALUE      INCOME    OTHER(1)        NET         NET(2)     VALUE
                                                         ---------   --------   --------   ------------   ---------   -------
Investments:(3)
   Fixed maturity AFS securities:
      Corporate bonds                                     $ 2,117      $ (42)     $  53        $ 279        $ (54)    $2,353
      U.S. Government bonds                                     3         --         --           (4)           3          2
      Foreign government bonds                                 92         --          8           (4)          17        113
      RMBS                                                    135         (5)        10          (17)          (4)       119
      CMBS                                                    252        (47)        84          (72)        (115)       102
      CDOs                                                    153          1         30          (13)          --        171
      CLNs                                                    322         --        278           --         (600)        --
      Hybrid and redeemable preferred securities              150          2        (23)         (15)          --        114
   Equity AFS securities                                       88         --          8           (5)          --         91
   Trading securities                                          90          2        (10)          (7)          (1)        74
   Derivative investments                                   1,238       (166)         7          415           --      1,494
Future contract benefits:(4)
   Indexed annuity contracts embedded derivatives            (419)       (81)        --            3           --       (497)
   GLB reserves embedded derivatives                         (676)       268         --           --           --       (408)
   VIEs' liabilities -- derivative instruments(5)              --         16         --           --         (225)      (209)
Other liabilities:
   Deferred compensation plans embedded derivatives(6)       (314)       (33)        --           32           --       (315)
   Credit default swaps(7)                                    (65)         7         --           42           --        (16)
                                                          -------      -----      -----        -----        -----     ------
      Total, net                                          $ 3,166      $ (78)     $ 445        $ 634        $(979)    $3,188
                                                          =======      =====      =====        =====        =====     ======
Benefit plans' assets(8)                                  $    --      $  --      $  --        $   6        $  --     $    6
                                                          =======      =====      =====        =====        =====     ======

                                                                         FOR THE YEAR ENDED DECEMBER 31, 2009
                                                         --------------------------------------------------------------------
                                                                                            PURCHASES,
                                                                                  GAINS     ISSUANCES,    TRANSFERS
                                                                       ITEMS    (LOSSES)      SALES,        IN OR
                                                                     INCLUDED      IN       MATURITIES,      OUT
                                                         BEGINNING      IN         OCI     SETTLEMENTS,      OF        ENDING
                                                            FAIR        NET        AND        CALLS,       LEVEL 3,     FAIR
                                                           VALUE      INCOME    OTHER(1)        NET         NET(2)     VALUE
                                                         ---------   --------   --------   ------------   ---------   -------
Investments:(3)
   Fixed maturity AFS securities:
      Corporate bonds                                     $ 2,383     $  (46)     $317        $ (161)       $(376)    $2,117
      U.S. Government bonds                                     3         --        --            --           --          3
      Foreign government bonds                                 60          1         2            10           19         92
      RMBS                                                    178         (7)       35            84         (155)       135
      CMBS                                                    238          1        57           (44)          --        252
      CDOs                                                    150        (35)       61           (21)          (2)       153
      CLNs                                                     50         --       272            --           --        322
      State and municipal bonds                               117         --        (1)          (17)         (99)        --
      Hybrid and redeemable preferred securities              113        (21)       47             3            8        150
   Equity AFS securities                                       93         (7)       26           (24)          --         88
   Trading securities                                          77         35        --            (7)         (15)        90
   Derivative investments                                      78        (87)       (7)        1,254           --      1,238
Future contract benefits:(4)
   Indexed annuity contracts embedded derivatives            (252)       (75)       --           (92)          --       (419)
   GLB reserves embedded derivatives                       (2,904)     2,228        --            --           --       (676)
Other liabilities:
   Deferred compensation plans embedded derivatives(6)       (223)       (50)       --           (41)          --       (314)
   Credit default swaps(7)                                    (51)       (37)       --            23           --        (65)
                                                          -------     ------      ----        ------        -----     ------
      Total, net                                          $   110     $1,900      $809        $  967        $(620)    $3,166
                                                          =======     ======      ====        ======        =====     ======
Benefit plans' assets(8)                                  $     1     $   --      $ --        $   --        $  (1)    $   --
                                                          =======     ======      ====        ======        =====     ======

----------
(1) The changes in fair value of the interest rate swaps are offset by an adjustment to derivative investments (see Note 6).

(2) Transfers in or out of Level 3 for AFS and trading securities are displayed at amortized cost as of the beginning-of-period. For AFS and trading securities, the difference between beginning-of-year amortized cost and beginning-of-year fair value was included in OCI and earnings, respectively, in prior years.

(3) Amortization and accretion of premiums and discounts are included in net investment income on our Consolidated Statements of Income (Loss). Gains (losses) from sales, maturities, settlements and calls and OTTI are included in realized gain (loss) on our Consolidated Statements of Income
     (Loss).

(4) Gains (losses) from sales, maturities, settlements and calls are included in realized gain (loss) on our Consolidated Statements of Income (Loss).

(5) The changes in fair value of the credit default swaps and contingency forwards are included in realized gain (loss) on our Consolidated Statements of Income (Loss).

(6) Deferrals and subsequent changes in fair value for the participants' investment options are reported in underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income (Loss).

(7) Gains (losses) from sales, maturities, settlements and calls are included in net investment income on our Consolidated Statements of Income (Loss).
     (8) The expected return on plan assets is reported in underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income (Loss).

The following provides the components of the items included in issuances, sales, maturities, settlements, calls, net, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits (in millions) as reported above:

                                                                  FOR THE YEAR ENDED DECEMBER 31, 2011
                                                      ------------------------------------------------------------
                                                      ISSUANCES   SALES   MATURITIES   SETTLEMENTS   CALLS   TOTAL
                                                      ---------   -----   ----------   -----------   -----   -----
Investments:
   Fixed maturity AFS securities:
      Corporate bonds                                   $237      $(216)    $ (15)        $(51)      $(89)   $(134)
      U.S. Government bonds                               --         --        --           (1)        --       (1)
      Foreign government bonds                            --         (3)       --           --         --       (3)
      RMBS                                                51         --        --          (15)        --       36
      CMBS                                                --        (50)       --          (24)        --      (74)
      CDOs                                                --        (33)       --          (39)        --      (72)
      Hybrid and redeemable preferred securities           9        (16)       --           --         --       (7)
   Equity AFS securities                                  19        (16)       --           --         --        3
   Trading securities                                     --         (2)       --           (5)        --       (7)
   Derivative investments                                396         (7)     (277)          --         --      112
Future contract benefits:
   Indexed annuity contracts embedded derivatives        (59)        --        --          152         --       93
Other liabilities:
   Deferred compensation plans embedded derivatives       --         --        --           21         --       21
   Credit default swaps                                   --          6        --           --         --        6
                                                        ----      -----     -----         ----       ----    -----
         Total, net                                     $653      $(337)    $(292)        $ 38       $(89)   $ (27)
                                                        ====      =====     =====         ====       ====    =====
Benefit plans' assets                                   $ --      $  (3)    $  (3)        $ --       $ --    $  (6)
                                                        ====      =====     =====         ====       ====    =====

The following summarizes changes in unrealized gains (losses) included in net income, excluding any impact of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, related to financial instruments carried at fair value classified within Level 3 that we still held (in millions):

                                                          FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                       ------------------------
                                                         2011     2010    2009
                                                       -------   -----   ------
Investments:(1)
   Trading securities                                  $    --   $  --   $   33
   Derivative investments                                  472    (163)     (86)
Future contract benefits:(1)
   Indexed annuity contracts embedded derivatives           (1)     44      (17)
   GLB reserves embedded derivatives                    (1,615)    419    2,366
VIEs' liabilities -- derivative instruments(1)             (82)     16       --
Other liabilities:
   Deferred compensation plans embedded derivatives(2)     (10)    (33)     (50)
   Credit default swaps(3)                                  (8)    (12)     (14)
                                                       -------   -----   ------
      Total, net                                       $(1,244)  $ 271   $2,232
                                                       =======   =====   ======

----------
(1)  Included in realized gain (loss) on our Consolidated Statements of Income
     (Loss).

(2) Included in underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income (Loss).

(3)  Included in net investment income on our Consolidated Statements of Income
     (Loss).

The following provides the components of the transfers in and out of Level 3 (in millions) as reported above:

                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                   -------------------------------------------------------------
                                                                2011                            2010
                                                   -----------------------------   -----------------------------
                                                   TRANSFERS   TRANSFERS           TRANSFERS   TRANSFERS
                                                     IN TO      OUT OF               IN TO      OUT OF
                                                    LEVEL 3     LEVEL 3    TOTAL    LEVEL 3     LEVEL 3    TOTAL
                                                   ---------   ---------   -----   ---------   ---------   -----
Investments:
   Fixed maturity AFS securities:
      Corporate bonds                                 $246       $ (87)    $159      $ 144       $(198)    $ (54)
      U.S. Government bonds                             --          --       --          3          --         3
      Foreign government bonds                          --         (17)     (17)        17          --        17
      RMBS                                              --          --       --         --          (4)       (4)
      CMBS                                               4          --        4          3        (118)     (115)
      CLNs                                              --          --       --         --        (600)     (600)
      Hybrid and redeemable preferred securities        18         (20)      (2)        --          --        --
   Equity AFS securities                                 1         (35)     (34)        --          --        --
   Trading securities                                    1          (5)      (4)        --          (1)       (1)
Future contract benefits:
   VIEs' liabilities -- derivative instruments          --          --       --       (225)         --      (225)
                                                      ----       -----     ----      -----       -----     -----
         Total, net                                   $270       $(164)    $106      $ (58)      $(921)    $(979)
                                                      ====       =====     ====      =====       =====     =====

Transfers in and out of Level 3 are generally the result of observable market information on a security no longer being available or becoming available to our pricing vendors. For the years ended December 31, 2011 and 2010, our corporate bonds and CMBS transfers in and out were attributable primarily to the securities' observable market information being available or no longer being available, respectively. For the year ended December 31, 2010, the CLNs transfer out of Level 3 and VIEs' liabilities - derivative instruments transfer into Level 3 were related to new accounting guidance that is discussed in Note 2. For the years ended December 31, 2011 and 2010, there were no significant transfers between Level 1 and 2 of the fair value hierarchy.

22. SEGMENT INFORMATION

We provide products and services and report results through our Annuities, Retirement Plan Services, Life Insurance and Group Protection segments. We also have Other Operations, which includes the financial data for operations that are not directly related to the business segments. Our reporting segments reflect the manner by which our chief operating decision makers view and manage the business. The following is a brief description of these segments and Other Operations.

The Annuities segment provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities and variable annuities. The Retirement Plan Services segment provides employer-sponsored variable and fixed annuities, defined benefit, individual retirement accounts and mutual-fund based programs in the retirement plan marketplaces.

The Life Insurance segment offers wealth protection and transfer opportunities through term insurance, a linked-benefit product (which is a UL policy linked with riders that provide for long-term care costs) and both single and survivorship versions of UL and VUL, including corporate-owned UL and VUL insurance and bank-owned UL and VUL insurance products. The Group Protection segment offers group life, disability and dental insurance to employers, and its products are marketed primarily through a national distribution system of regional group offices. These offices develop business through employee benefit brokers, third-party administrators and other employee benefit firms.

Other Operations includes investments related to the excess capital in our insurance subsidiaries; investments in media properties and other corporate investments; benefit plan net liability; the unamortized deferred gain on indemnity reinsurance related to the sale of reinsurance; the results of certain disability income business; a closed-block of pension business, the majority of which was sold on a group annuity basis, and is currently in run-off; and debt costs.

Segment operating revenues and income (loss) from operations are internal measures used by our management and Board of Directors to evaluate and assess the results of our segments. Income (loss) from operations is GAAP net income excluding the after-tax effects of the following items, as applicable:

- Realized gains and losses associated with the following ("excluded realized gain (loss)"):

     -    Sale or disposal of securities;

     -    Impairments of securities;

     - Change in the fair value of derivative instruments, embedded derivatives within certain reinsurance arrangements and our trading securities;

     - Change in the fair value of the derivatives we own to hedge our GDB riders within our variable annuities;

     - Change in the GLB embedded derivative reserves, net of the change in the fair value of the derivatives we own to hedge the changes in the embedded derivative reserves; and

     - Changes in the fair value of the embedded derivative liabilities related to index call options we may purchase in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products accounted for under the Derivatives and Hedging and the Fair Value Measurements and Disclosures Topics of the FASB ASC.

- Change in reserves accounted for under the Financial Services - Insurance - Claim Costs and Liabilities for Future Policy Benefits Subtopic of the FASB ASC resulting from benefit ratio unlocking on our GDB and GLB riders ("benefit ratio unlocking");

-    Income (loss) from the initial adoption of new accounting standards;

- Income (loss) from reserve changes (net of related amortization) on business sold through reinsurance;

-    Gain (loss) on early extinguishment of debt;

-    Losses from the impairment of intangible assets; and

-    Income (loss) from discontinued operations.

Operating revenues represent GAAP revenues excluding the pre-tax effects of the following items, as applicable:

-    Excluded realized gain (loss);

- Amortization of DFEL arising from changes in GDB and GLB benefit ratio unlocking;

- Amortization of deferred gains arising from the reserve changes on business sold through reinsurance; and

-    Revenue adjustments from the initial adoption of new accounting standards.

We use our prevailing corporate federal income tax rate of 35% while taking into account any permanent differences for events recognized differently in our financial statements and federal income tax returns when reconciling our non-GAAP measures to the most comparable GAAP measure. Operating revenues and income (loss) from operations do not replace revenues and net income as the GAAP measures of our consolidated results of operations.

Segment information (in millions) was as follows:

                                                          FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                       ------------------------
                                                        2011     2010     2009
                                                       ------   ------   ------
REVENUES
Operating revenues:
   Annuities                                           $2,583   $2,412   $2,085
   Retirement Plan Services                               989      970      911
   Life Insurance                                       4,347    4,156    3,990
   Group Protection                                     1,939    1,831    1,713
   Other Operations                                       448      470      449
Excluded realized gain (loss), pre-tax                   (347)    (317)    (643)
Amortization of deferred gain arising from reserve
   changes on business sold through reinsurance,
   pre-tax                                                  3        3        3
                                                       ------   ------   ------
      Total revenues                                   $9,962   $9,525   $8,508
                                                       ======   ======   ======

                                                           FOR THE YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                          2011    2010     2009
                                                         -----   ------   -----
NET INCOME (LOSS)
Income (loss) from operations:
   Annuities                                             $ 571   $  463   $ 355
   Retirement Plan Services                                152      146     124
   Life Insurance                                          502      595     617
   Group Protection                                        101       72     124
   Other Operations                                        (28)       3      (7)
Excluded realized gain (loss), after-tax                  (225)    (206)   (418)
Income (expense) from reserve changes (net of related
   amortization) on business sold through reinsurance,
   after-tax                                                 2        2       2
Impairment of intangibles, after-tax                      (744)      --    (709)
                                                         -----   ------   -----
   Net income (loss)                                     $ 331   $1,075   $  88
                                                         =====   ======   =====

                                    FOR THE YEARS ENDED
                                       DECEMBER 31,
                                 ------------------------
                                  2011     2010     2009
                                 ------   ------   ------
NET INVESTMENT INCOME
Annuities                        $1,091   $1,107   $1,020
Retirement Plan Services            792      769      732
Life Insurance                    2,168    2,040    1,827
Group Protection                    152      141      127
Other Operations                    287      305      300
                                 ------   ------   ------
   Total net investment income   $4,490   $4,362   $4,006
                                 ======   ======   ======

                                                           FOR THE YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                          2011     2010    2009
                                                         ------   ------   ----
AMORTIZATION OF DAC AND VOBA, NET OF INTEREST
Annuities                                                $  388   $  402   $356
Retirement Plan Services                                     60       78     71
Life Insurance                                              517      492    519
Group Protection                                             45       46     46
                                                         ------   ------   ----
   Total amortization of DAC and VOBA, net of interest   $1,010   $1,018   $992
                                                         ======   ======   ====

                                                           FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                                          ---------------------
                                                           2011    2010    2009
                                                          -----   -----   -----
FEDERAL INCOME TAX EXPENSE (BENEFIT)
Annuities                                                 $ 103   $  91   $  42
Retirement Plan Services                                     59      55      45
Life Insurance                                              227     279     271
Group Protection                                             54      38      67
Other Operations                                            (14)     (6)    (21)
Excluded realized gain (loss)                              (122)   (111)   (225)
Reserve changes (net of related amortization) on
   business sold through reinsurance                          1       1       1
Impairment of intangibles                                    --      --     (16)
Benefit ratio unlocking                                      --      --      (1)
                                                          -----   -----   -----
    Total federal income tax expense (benefit)            $ 308   $ 347   $ 163
                                                          =====   =====   =====

                            AS OF DECEMBER 31,
                           -------------------
                             2011       2010
                           --------   --------
ASSETS
Annuities                  $ 99,455   $ 91,789
Retirement Plan Services     28,781     28,563
Life Insurance               58,704     55,083
Group Protection              3,458      3,254
Other Operations             12,349     13,323
                           --------   --------
   Total assets            $202,747   $192,012
                           ========   ========

23. SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA

The following summarizes our supplemental cash flow data (in millions):

                                                                    FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                                   ---------------------
                                                                    2011    2010    2009
                                                                   -----   -----   -----
Interest paid                                                      $  88   $  94   $  96
Income taxes paid (received)                                         159    (345)    (15)
Significant non-cash investing and financing transactions:
   Funds withheld agreements:
      Carrying value of assets                                     $  --   $  --   $ 790
      Carrying value of liabilities                                   --      --    (790)
                                                                   -----   -----   -----
         Total funds withheld                                      $  --   $  --   $  --
                                                                   =====   =====   =====
   Resinsurance assumed:
      Carrying value of assets                                     $  --   $  --   $  63
      Carrying value of liabilities                                   --      --     (63)
                                                                   -----   -----   -----
         Total reinsurance assumed                                 $  --   $  --   $  --
                                                                   =====   =====   =====
   Reinsurance ceded:
      Carrying value of assets                                     $  --   $ 188   $  --
      Carrying value of liabilities                                   --    (188)     --
                                                                   -----   -----   -----
         Total reinsurance ceded                                   $  --   $  --   $  --
                                                                   =====   =====   =====
   Reinsurance recaptured:
      Carrying value of assets                                     $ 243   $ 110   $  --
      Carrying value of liabilities                                 (441)   (115)     --
                                                                   -----   -----   -----
         Total reinsurance recaptured                              $(198)  $  (5)  $  --
                                                                   =====   =====   =====
   Capital contributions:
      Carrying value of assets (includes cash and invested cash)   $  10   $  --   $ 364
      Carrying value of liabilities                                   --      --     (84)
                                                                   -----   -----   -----
         Total capital contributions                               $  10   $  --   $ 280
                                                                   =====   =====   =====
   Sale of subsidiaries/businesses:
      Proceeds from sale of subsidiaries/businesses                $  --   $  --   $   6
      Assets disposed (includes cash and invested cash)               --      --      (5)
                                                                   -----   -----   -----
         Gain on sale of subsidiaries/businesses                   $  --   $  --   $   1
                                                                   =====   =====   =====

24. TRANSACTIONS WITH AFFILIATES

Transactions with affiliates (in millions) recorded on our consolidated financial statements were as follows:

                                             AS OF DECEMBER 31,
                                             ------------------
                                               2011     2010
                                              ------   ------
Assets with affiliates:
   Corporate bonds(1)                         $  100   $  100
   Ceded reinsurance contracts(2)              3,318    1,875
   Ceded reinsurance contracts(3)                340      644
   Cash management agreement investment(4)       394      173
   Service agreement receivable(4)                 1      (12)
Liabilities with affiliates:
   Assumed reinsurance contracts(5)              432      417
   Assumed reinsurance contracts(3)              181      201
   Ceded reinsurance contracts(6)              3,668    2,159
   Inter-company short-term debt(7)               10       10
   Inter-company long-term debt(8)             2,179    2,179

                                                                              FOR THE YEARS ENDED
                                                                                 DECEMBER 31,
                                                                           ------------------------
                                                                             2011     2010    2009
                                                                           -------   -----   ------
Revenues with affiliates:
   Premiums received on assumed (paid on ceded) reinsurance contracts(9)   $  (335)  $(268)  $(196)
   Fees for management of general account(10)                                   --      --     (68)
Benefits and expenses with affiliates:
   Reinsurance (recoveries) benefits on ceded reinsurance contracts(11)     (1,181)   (638)   (158)
   Service agreement payments(12)                                               75      58     (21)
   Interest expense on inter-company debt(13)                                  107      98      90

----------
(1)  Reported in fixed maturity AFS securities on our Consolidated Balance
     Sheets.

(2)  Reported in reinsurance recoverables on our Consolidated Balance Sheets.

(3) Reported in reinsurance related embedded derivatives on our Consolidated Balance Sheets.

(4)  Reported in other assets on our Consolidated Balance Sheets.

(5)  Reported in future contract benefits on our Consolidated Balance Sheets.

(6) Reported in funds withheld reinsurance liabilities on our Consolidated Balance Sheets.

(7)  Reported in short-term debt on our Consolidated Balance Sheets.

(8)  Reported in long-term debt on our Consolidated Balance Sheets.

(9)  Reported in insurance premiums on our Consolidated Statements of Income
     (Loss).

(10) Reported in net investment income on our Consolidated Statement of Income
     (Loss).

(11) Reported in benefits on our Consolidated Statements of Income (Loss).

(12) Reported in underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income (Loss).

(13) Reported in interest and debt expense on our Consolidated Statements of Income (Loss).

CORPORATE BONDS

LNC issues corporate bonds to us for a predetermined face value to be repaid by LNC at a predetermined maturity with a specified interest rate. We purchase these investments for our segmented portfolios that have yield, duration and other characteristics.

CASH MANAGEMENT AGREEMENT

In order to manage our capital more efficiently, we participate in an inter-company cash management program where LNC can lend to or borrow from us to meet short-term borrowing needs. The cash management program is essentially a series of demand loans, which are permitted under applicable insurance laws, among LNC and its affiliates that reduces overall borrowing costs by allowing LNC and its subsidiaries to access internal resources instead of incurring third-party transaction costs. The borrowing and lending limit is currently the lesser of 3% of our admitted assets and 25% of our surplus, in both cases, as of our most recent year end.

SERVICE AGREEMENT

In accordance with service agreements with LNC and other subsidiaries of LNC for personnel and facilities usage, general management services and investment management services, we receive services from and provide services to affiliated companies and also receive an allocation of corporate overhead from LNC. Corporate overhead expenses are assigned based on specific methodologies for each function. The majority of the expenses are assigned based on the following methodologies: investments by product, assets under management, weighted policies in force, headcount and sales.

FEES FOR MANAGEMENT OF GENERAL ACCOUNT

On January 4, 2010, LNC closed on a purchase and sale agreement pursuant to which all of the outstanding capital stock of Delaware Management Holdings, Inc. ("Delaware") was sold. In addition, we entered into investment advisory agreements with Delaware, pursuant to which Delaware will continue to manage the majority of our general account insurance assets.

CEDED REINSURANCE CONTRACTS

As discussed in Note 9, we cede insurance contracts to and assume insurance contracts from affiliated companies. We cede certain guaranteed benefit risks (including certain GDB and GWB benefits) to LNBAR. As discussed in Note 3, we also cede the risks for no-lapse benefit guarantees under certain UL contracts to LNBAR.

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary of letters of credit aggregating $71 million and $1.3 billion as of December 31, 2011 and 2010, respectively. The letters of credit are issued by banks and represent guarantees of performance by LNC under the reinsurance agreement.

                     LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2011

                                                                                                         MORTALITY &
                                                                                                           EXPENSE
                                                               CONTRACT                     CONTRACT      GUARANTEE
                                                               PURCHASES                   REDEMPTIONS     CHARGES
                                                               DUE FROM                      DUE TO       PAYABLE TO
                                                              THE LINCOLN                  THE LINCOLN   THE LINCOLN
                                                             NATIONAL LIFE                NATIONAL LIFE NATIONAL LIFE
                                                               INSURANCE                    INSURANCE     INSURANCE
SUBACCOUNT                                      INVESTMENTS     COMPANY     TOTAL ASSETS     COMPANY       COMPANY      NET ASSETS
--------------------------------------------- -------------- ------------- -------------- ------------- ------------- --------------
ABVPSF Global Thematic Growth Class B         $   22,871,950  $       --   $   22,871,950   $    6,489     $  2,063   $   22,863,398
ABVPSF Growth and Income Class B                 144,071,574          --      144,071,574       11,568       12,600      144,047,406
ABVPSF International Value Class B               182,698,048          --      182,698,048        8,494       12,086      182,677,468
ABVPSF Large Cap Growth Class B                    9,728,506          --        9,728,506          467          860        9,727,179
ABVPSF Small/Mid Cap Value Class B               131,230,374          --      131,230,374      124,113       11,473      131,094,788
American Century VP Inflation
   Protection Class II                           480,414,853          --      480,414,853       33,348       44,139      480,337,366
American Funds Global Growth Class 2             277,975,798          --      277,975,798      258,932       23,825      277,693,041
American Funds Global Small
   Capitalization Class 2                        361,886,493      42,186      361,928,679           --       26,630      361,902,049
American Funds Growth Class 2                  1,599,657,386          --    1,599,657,386    1,183,082      143,223    1,598,331,081
American Funds Growth-Income Class 2           1,783,601,031          --    1,783,601,031    1,160,864      147,307    1,782,292,860
American Funds International Class 2             621,973,223     141,772      622,114,995           --       53,998      622,060,997
BlackRock Global Allocation V.I. Class III     1,038,782,731     407,312    1,039,190,043           --      101,012    1,039,089,031
Delaware VIP Diversified Income Service Class  1,190,462,070     469,241    1,190,931,311           --      104,740    1,190,826,571
Delaware VIP Emerging Markets Service Class      308,648,333          --      308,648,333      241,395       28,141      308,378,797
Delaware VIP High Yield Standard Class             5,253,299          --        5,253,299           --          409        5,252,890
Delaware VIP High Yield Service Class            243,184,635     579,224      243,763,859           --       22,374      243,741,485
Delaware VIP International Value
   Equity Standard Class                             222,544          --          222,544            4           18          222,522
Delaware VIP Limited-Term Diversified
   Income Service Class                          911,124,728     320,570      911,445,298           --       67,566      911,377,732
Delaware VIP REIT Standard Class                   4,661,529          --        4,661,529          724          370        4,660,435
Delaware VIP REIT Service Class                  124,828,440      57,139      124,885,579           --       11,409      124,874,170
Delaware VIP Small Cap Value Standard Class        7,563,717          --        7,563,717       36,206          593        7,526,918
Delaware VIP Small Cap Value Service Class       322,992,939     535,160      323,528,099           --       29,895      323,498,204
Delaware VIP Smid Cap Growth
   Standard Class                                  8,548,101          --        8,548,101       14,590          667        8,532,844
Delaware VIP Smid Cap Growth Service Class       115,589,041      33,195      115,622,236           --       10,644      115,611,592
Delaware VIP U.S. Growth Service Class           232,518,970      69,864      232,588,834           --       15,370      232,573,464
Delaware VIP Value Standard Class                  5,812,256          --        5,812,256          290          461        5,811,505
Delaware VIP Value Service Class                 152,703,810   1,373,026      154,076,836           --       14,174      154,062,662
DWS VIP Alternative Asset Allocation
   Plus Class B                                   37,922,099      46,555       37,968,654           --        3,619       37,965,035
DWS VIP Equity 500 Index Class A                  18,413,891          --       18,413,891          109        1,563       18,412,219
DWS VIP Equity 500 Index Class B                  25,868,982          --       25,868,982          289        2,365       25,866,328
DWS VIP Small Cap Index Class A                    5,003,839          --        5,003,839            1          436        5,003,402
DWS VIP Small Cap Index Class B                   12,209,627     123,442       12,333,069           --        1,089       12,331,980
Fidelity VIP Contrafund Service Class 2          913,439,959          --      913,439,959      929,175       82,538      912,428,246
Fidelity VIP Equity-Income Initial Class           5,855,770          --        5,855,770          129          453        5,855,188
Fidelity VIP Equity-Income Service Class 2        35,657,293          --       35,657,293       43,854        3,174       35,610,265
Fidelity VIP Growth Initial Class                  4,776,157          --        4,776,157          480          371        4,775,306
Fidelity VIP Growth Service Class 2              112,858,627      31,236      112,889,863           --       10,557      112,879,306
Fidelity VIP Mid Cap Service Class 2             426,507,999          --      426,507,999      291,258       38,819      426,177,922
Fidelity VIP Overseas Initial Class                1,688,902          --        1,688,902           17          130        1,688,755
Fidelity VIP Overseas Service Class 2             73,562,369          --       73,562,369          344        6,614       73,555,411
FTVIPT Franklin Income Securities Class 2        529,969,421     141,232      530,110,653           --       46,510      530,064,143
FTVIPT Franklin Small-Mid Cap
   Growth Securities Class 2                      99,666,465          --       99,666,465       94,267        8,874       99,563,324
FTVIPT Mutual Shares Securities Class 2          615,207,506          --      615,207,506       88,820       42,115      615,076,571
FTVIPT Templeton Global Bond
   Securities Class 2                            574,801,243          --      574,801,243      117,567       50,523      574,633,153
FTVIPT Templeton Growth Securities Class 2        48,202,596          --       48,202,596       89,757        4,355       48,108,484

See accompanying notes.

                                                                                                        MORTALITY &
                                                                                                          EXPENSE
                                                              CONTRACT                     CONTRACT      GUARANTEE
                                                              PURCHASES                   REDEMPTIONS     CHARGES
                                                              DUE FROM                      DUE TO       PAYABLE TO
                                                             THE LINCOLN                  THE LINCOLN   THE LINCOLN
                                                            NATIONAL LIFE                NATIONAL LIFE NATIONAL LIFE
                                                              INSURANCE                    INSURANCE     INSURANCE
SUBACCOUNT                                     INVESTMENTS     COMPANY     TOTAL ASSETS     COMPANY       COMPANY      NET ASSETS
-------------------------------------------- -------------- ------------- -------------- ------------- ------------- --------------
Goldman Sachs VIT Large Cap Value
   Service Class                             $  156,826,392  $       --   $  156,826,392    $ 96,124      $  8,143   $  156,722,125
Huntington VA Balanced                              940,028          --          940,028         363            76          939,589
Huntington VA Dividend Capture                      317,964          --          317,964          --            24          317,940
Invesco V.I. Capital Appreciation Series I        2,451,203          --        2,451,203         475           194        2,450,534
Invesco V.I. Capital Appreciation Series II       1,219,696          --        1,219,696          --           109        1,219,587
Invesco V.I. Core Equity Series I                 8,885,240       5,604        8,890,844          --           723        8,890,121
Invesco V.I. Core Equity Series II                2,952,726          --        2,952,726           6           250        2,952,470
Invesco V.I. International Growth Series I        2,801,672          --        2,801,672          --           224        2,801,448
Invesco V.I. International Growth Series II       2,577,582          --        2,577,582          32           224        2,577,326
Janus Aspen Series Balanced Service Class        19,913,492          --       19,913,492         551         1,728       19,911,213
Janus Aspen Series Enterprise Service Class       6,566,221          --        6,566,221      54,396           571        6,511,254
Janus Aspen Series Worldwide Service Class        1,045,729           1        1,045,730          --            91        1,045,639
LVIP American Global Growth Service Class II     32,974,373      52,002       33,026,375          --         3,153       33,023,222
LVIP American Global Small Capitalization
   Service Class II                              34,153,413     103,714       34,257,127          --         3,274       34,253,853
LVIP American Growth Service Class II           133,044,699     273,150      133,317,849          --        12,804      133,305,045
LVIP American Growth-Income Service Class II    100,128,035     177,546      100,305,581          --         9,720      100,295,861
LVIP American International Service Class II     71,675,828     262,938       71,938,766          --         6,919       71,931,847
LVIP Baron Growth Opportunities
   Service Class                                 99,562,795          --       99,562,795      98,170         9,165       99,455,460
LVIP BlackRock Inflation Protected Bond
   Service Class                                228,761,362     212,306      228,973,668          --        21,538      228,952,130
LVIP Capital Growth Service Class               198,190,356     153,550      198,343,906          --        10,854      198,333,052
LVIP Cohen & Steers Global Real Estate
   Service Class                                 79,750,614      33,732       79,784,346          --         7,383       79,776,963
LVIP Columbia Value Opportunities
   Service Class                                 23,899,256          --       23,899,256      16,631         2,207       23,880,418
LVIP Delaware Bond Standard Class               174,288,622          --      174,288,622     183,302        15,664      174,089,656
LVIP Delaware Bond Service Class              1,916,111,673   1,290,263    1,917,401,936          --       145,590    1,917,256,346
LVIP Delaware Diversified Floating Rate
   Service Class                                128,954,582     238,152      129,192,734          --        12,265      129,180,469
LVIP Delaware Foundation Aggressive
   Allocation Standard Class                     10,389,649          21       10,389,670          --           964       10,388,706
LVIP Delaware Foundation Aggressive
   Allocation Service Class                      23,108,878          --       23,108,878         580         2,189       23,106,109
LVIP Delaware Growth and Income
   Service Class                                 36,027,909          --       36,027,909       9,790         3,221       36,014,898
LVIP Delaware Social Awareness
   Standard Class                                 9,730,778          --        9,730,778         390           866        9,729,522
LVIP Delaware Social Awareness
   Service Class                                 44,189,843          --       44,189,843      25,620         3,861       44,160,362
LVIP Delaware Special Opportunities
   Service Class                                 38,519,015      72,066       38,591,081          --         3,527       38,587,554
LVIP Dimensional Non-U.S. Equity
   Standard Class                                    94,702          --           94,702          --             6           94,696
LVIP Dimensional Non-U.S. Equity
   Service Class                                 14,051,873          --       14,051,873      10,463         1,297       14,040,113
LVIP Dimensional U.S. Equity Standard Class          83,745          --           83,745          --             5           83,740
LVIP Dimensional U.S. Equity Service Class       24,283,976          --       24,283,976      19,016         2,251       24,262,709
LVIP Dimensional/Vanguard Total Bond
   Standard Class                                    92,402          --           92,402          --             6           92,396

See accompanying notes.

                                                                                                         MORTALITY &
                                                                                                           EXPENSE
                                                               CONTRACT                     CONTRACT      GUARANTEE
                                                               PURCHASES                   REDEMPTIONS     CHARGES
                                                               DUE FROM                      DUE TO       PAYABLE TO
                                                              THE LINCOLN                  THE LINCOLN   THE LINCOLN
                                                             NATIONAL LIFE                NATIONAL LIFE NATIONAL LIFE
                                                               INSURANCE                    INSURANCE     INSURANCE
SUBACCOUNT                                     INVESTMENTS      COMPANY     TOTAL ASSETS     COMPANY       COMPANY      NET ASSETS
--------------------------------------------- -------------- ------------- -------------- ------------- ------------- --------------
LVIP Dimensional/Vanguard Total Bond
   Service Class                              $   49,337,478  $  859,799   $   50,197,277    $     --      $  4,667   $   50,192,610
LVIP Global Income Service Class                 393,440,672     330,504      393,771,176          --        35,668      393,735,508
LVIP Janus Capital Appreciation
   Standard Class                                  2,112,731          --        2,112,731          --           195        2,112,536
LVIP Janus Capital Appreciation Service Class     48,548,864      67,651       48,616,515          --         4,582       48,611,933
LVIP JPMorgan High Yield Service Class            75,135,811     203,016       75,338,827          --         7,112       75,331,715
LVIP MFS International Growth Service Class      113,875,164          --      113,875,164      10,682         7,824      113,856,658
LVIP MFS Value Service Class                     551,714,932     137,496      551,852,428          --        36,684      551,815,744
LVIP Mid-Cap Value Service Class                  44,304,723      64,981       44,369,704          --         4,085       44,365,619
LVIP Mondrian International Value
   Standard Class                                 17,136,333          --       17,136,333      13,718         1,576       17,121,039
LVIP Mondrian International Value
   Service Class                                 102,784,076      24,334      102,808,410          --         9,113      102,799,297
LVIP Money Market Standard Class                  61,016,021          --       61,016,021      17,683         5,297       60,993,041
LVIP Money Market Service Class                  358,423,412          --      358,423,412     355,048        33,076      358,035,288
LVIP Protected Profile 2010 Service Class          7,866,081          --        7,866,081       6,372           721        7,858,988
LVIP Protected Profile 2020 Service Class         16,682,898          59       16,682,957          --         1,489       16,681,468
LVIP Protected Profile 2030 Service Class         10,030,929          --       10,030,929       3,039           947       10,026,943
LVIP Protected Profile 2040 Service Class          5,664,547          --        5,664,547         972           523        5,663,052
LVIP Protected Profile Conservative
   Service Class                                 417,003,728     719,112      417,722,840          --        38,939      417,683,901
LVIP Protected Profile Growth Service Class      732,680,892     737,198      733,418,090          --        68,049      733,350,041
LVIP Protected Profile Moderate Service Class  1,171,383,998      83,815    1,171,467,813          --       111,541    1,171,356,272
LVIP SSgA Bond Index Service Class               952,340,854     463,816      952,804,670          --        89,472      952,715,198
LVIP SSgA Conservative Index Allocation
   Service Class                                  32,019,856          --       32,019,856       2,110         3,088       32,014,658
LVIP SSgA Conservative Structured Allocation
   Service Class                                 143,499,827      55,779      143,555,606          --        14,530      143,541,076
LVIP SSgA Developed International 150
   Service Class                                 130,114,939      23,489      130,138,428          --        12,058      130,126,370
LVIP SSgA Emerging Markets 100
   Standard Class                                     14,088          --           14,088          --             1           14,087
LVIP SSgA Emerging Markets 100
   Service Class                                 155,954,750      39,950      155,994,700          --        14,564      155,980,136
LVIP SSgA Global Tactical Allocation
   Service Class                                 231,093,854     127,395      231,221,249          --        21,791      231,199,458
LVIP SSgA International Index Service Class      191,879,007         205      191,879,212          --        17,716      191,861,496
LVIP SSgA Large Cap 100 Service Class            282,388,828          --      282,388,828     209,827        26,709      282,152,292
LVIP SSgA Moderate Index Allocation
   Service Class                                  69,680,450     154,072       69,834,522          --         6,874       69,827,648
LVIP SSgA Moderate Structured Allocation
   Service Class                                 331,911,126   1,120,369      333,031,495          --        32,536      332,998,959
LVIP SSgA Moderately Aggressive Index
   Allocation Service Class                       74,971,034     217,073       75,188,107          --         7,302       75,180,805
LVIP SSgA Moderately Aggressive Structured
   Allocation Service Class                      236,907,885     463,695      237,371,580          --        22,674      237,348,906
LVIP SSgA S&P 500 Index Standard Class             1,944,740          --        1,944,740      47,504           173        1,897,063
LVIP SSgA S&P 500 Index Service Class            421,427,456          --      421,427,456     215,397        39,752      421,172,307
LVIP SSgA Small-Cap Index Standard Class              11,670          --           11,670          --             1           11,669
LVIP SSgA Small-Cap Index Service Class          126,393,415          --      126,393,415     186,085        11,773      126,195,557
LVIP SSgA Small-Mid Cap 200 Service Class         89,738,989          --       89,738,989      70,381         8,488       89,660,120
LVIP T. Rowe Price Growth Stock Service Class     85,982,723      55,546       86,038,269          --         7,940       86,030,329

See accompanying notes.

                                                                                                           MORTALITY &
                                                                                                             EXPENSE
                                                                CONTRACT                     CONTRACT       GUARANTEE
                                                                PURCHASES                   REDEMPTIONS      CHARGES
                                                                DUE FROM                      DUE TO        PAYABLE TO
                                                               THE LINCOLN                  THE LINCOLN    THE LINCOLN
                                                              NATIONAL LIFE                NATIONAL LIFE  NATIONAL LIFE
                                                                INSURANCE                    INSURANCE      INSURANCE
SUBACCOUNT                                       INVESTMENTS     COMPANY     TOTAL ASSETS     COMPANY        COMPANY     NET ASSETS
----------------------------------------------  ------------  -------------  ------------  -------------  ------------- ------------
LVIP T. Rowe Price Structured Mid-Cap
   Growth Standard Class                        $  2,184,824    $     21     $  2,184,845    $     --        $   207    $  2,184,638
LVIP T. Rowe Price Structured Mid-Cap
   Growth Service Class                           60,146,485      84,043       60,230,528          --          5,449      60,225,079
LVIP Templeton Growth Service Class              118,713,999          --      118,713,999      29,606         10,563     118,673,830
LVIP Turner Mid-Cap Growth Service Class          34,160,609      10,695       34,171,304          --          3,217      34,168,087
LVIP Vanguard Domestic Equity ETF
   Service Class                                  14,507,814      65,083       14,572,897          --          1,406      14,571,491
LVIP Vanguard International Equity ETF
   Service Class                                   8,867,881      48,331        8,916,212          --            825       8,915,387
LVIP Wells Fargo Intrinsic Value Service Class    31,564,737      22,448       31,587,185          --          2,814      31,584,371
Lord Abbett Fundamental Equity Class VC           14,444,568          --       14,444,568       8,549            738      14,435,281
MFS VIT Core Equity Service Class                  2,225,252          --        2,225,252          32            203       2,225,017
MFS VIT Growth Initial Class                       2,665,815          --        2,665,815         695            208       2,664,912
MFS VIT Growth Service Class                      18,797,738          --       18,797,738     190,114          1,662      18,605,962
MFS VIT Total Return Initial Class                11,813,893          --       11,813,893      57,095            926      11,755,872
MFS VIT Total Return Service Class               287,566,290          --      287,566,290     116,522         25,652     287,424,116
MFS VIT Utilities Initial Class                   10,823,291          --       10,823,291      34,365            839      10,788,087
MFS VIT Utilities Service Class                  186,955,981     129,279      187,085,260          --         16,610     187,068,650
Morgan Stanley UIF Capital Growth Class II         1,463,172         159        1,463,331          --             72       1,463,259
NB AMT Mid-Cap Growth I Class                     42,714,603          --       42,714,603       6,013          3,874      42,704,716
NB AMT Regency I Class                            40,152,502          --       40,152,502       1,301          3,610      40,147,591
Oppenheimer Global Securities Service Class        6,783,620          13        6,783,633          --            355       6,783,278
PIMCO VIT Commodity Real Return
   Advisor Class                                  14,301,205          --       14,301,205       1,003          1,232      14,298,970
Putnam VT Global Health Care Class IB              2,578,406          58        2,578,464          --            229       2,578,235
Putnam VT Growth & Income Class IB                 1,384,270         292        1,384,562          --            126       1,384,436

See accompanying notes.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

                                                      DIVIDENDS
                                                        FROM       MORTALITY AND         NET
                                                     INVESTMENT       EXPENSE        INVESTMENT
SUBACCOUNT                                             INCOME    GUARANTEE CHARGES  INCOME (LOSS)
--------------------------------------------------  -----------  -----------------  -------------
ABVPSF Global Thematic Growth Class B               $    93,682    $   (459,114)    $   (365,432)
ABVPSF Growth and Income Class B                      1,662,375      (2,394,728)        (732,353)
ABVPSF International Value Class B                    7,910,975      (2,326,391)       5,584,584
ABVPSF Large Cap Growth Class B                           9,831        (184,052)        (174,221)
ABVPSF Small/Mid Cap Value Class B                      336,744      (2,133,463)      (1,796,719)
American Century VP Inflation Protection Class II    19,643,399      (8,213,145)      11,430,254
American Funds Global Growth Class 2                  4,015,307      (4,903,942)        (888,635)
American Funds Global Small Capitalization Class 2    5,119,990      (5,427,990)        (308,000)
American Funds Growth Class 2                        10,771,896     (29,626,383)     (18,854,487)
American Funds Growth-Income Class 2                 28,934,424     (28,781,445)         152,979
American Funds International Class 2                 12,418,408     (11,388,508)       1,029,900
BlackRock Global Allocation V.I. Class III           24,630,282     (15,083,703)       9,546,579
Delaware VIP Diversified Income Service Class        43,025,420     (17,916,159)      25,109,261
Delaware VIP Emerging Markets Service Class           4,979,072      (5,248,710)        (269,638)
Delaware VIP High Yield Standard Class                  596,367        (107,090)         489,277
Delaware VIP High Yield Service Class                24,982,547      (4,702,792)      20,279,755
Delaware VIP International Value Equity Standard
   Class                                                  3,805          (4,357)            (552)
Delaware VIP Limited-Term Diversified Income
   Service Class                                     12,848,132     (10,727,356)       2,120,776
Delaware VIP REIT Standard Class                         81,670         (72,350)           9,320
Delaware VIP REIT Service Class                       1,609,380      (1,988,989)        (379,609)
Delaware VIP Small Cap Value Standard Class              43,782        (120,178)         (76,396)
Delaware VIP Small Cap Value Service Class              897,218      (5,287,363)      (4,390,145)
Delaware VIP Smid Cap Growth Standard Class              91,355        (131,478)         (40,123)
Delaware VIP Smid Cap Growth Service Class              771,023      (1,728,108)        (957,085)
Delaware VIP U.S. Growth Service Class                   81,222      (2,155,050)      (2,073,828)
Delaware VIP Value Standard Class                       122,067         (87,297)          34,770
Delaware VIP Value Service Class                      2,310,194      (2,265,129)          45,065
DWS VIP Alternative Asset Allocation Plus Class B       299,810        (512,976)        (213,166)
DWS VIP Equity 500 Index Class A                        376,100        (332,624)          43,476
DWS VIP Equity 500 Index Class B                        429,312        (509,604)         (80,292)
DWS VIP Small Cap Index Class A                          52,705         (94,437)         (41,732)
DWS VIP Small Cap Index Class B                          85,832        (231,679)        (145,847)
Fidelity VIP Contrafund Service Class 2               7,589,612     (15,400,552)      (7,810,940)
Fidelity VIP Equity-Income Initial Class                152,532         (91,141)          61,391
Fidelity VIP Equity-Income Service Class 2              854,644        (658,355)         196,289
Fidelity VIP Growth Initial Class                        18,693         (76,796)         (58,103)
Fidelity VIP Growth Service Class 2                     150,773      (1,751,482)      (1,600,709)
Fidelity VIP Mid Cap Service Class 2                    103,892      (7,115,960)      (7,012,068)
Fidelity VIP Overseas Initial Class                      28,065         (29,936)          (1,871)
Fidelity VIP Overseas Service Class 2                 1,012,045      (1,424,144)        (412,099)
FTVIPT Franklin Income Securities Class 2            29,684,208      (8,326,832)      21,357,376
FTVIPT Franklin Small-Mid Cap Growth Securities
   Class 2                                                   --      (1,837,561)      (1,837,561)
FTVIPT Mutual Shares Securities Class 2              13,910,198      (7,048,005)       6,862,193
FTVIPT Templeton Global Bond Securities Class 2      36,551,078     (10,322,999)      26,228,079
FTVIPT Templeton Growth Securities Class 2              774,156        (951,207)        (177,051)
Goldman Sachs VIT Large Cap Value Service Class       1,747,521      (1,232,057)         515,464
Huntington VA Balanced                                    8,513          (4,611)           3,902
Huntington VA Dividend Capture                           11,652          (1,335)          10,317
Invesco V.I. Capital Appreciation Series I                4,261         (41,175)         (36,914)
Invesco V.I. Capital Appreciation Series II                  --         (24,376)         (24,376)
Invesco V.I. Core Equity Series I                        92,178        (146,976)         (54,798)
Invesco V.I. Core Equity Series II                       24,639         (51,686)         (27,047)
Invesco V.I. International Growth Series I               55,714         (51,780)           3,934
Invesco V.I. International Growth Series II              37,285         (48,976)         (11,691)
Janus Aspen Series Balanced Service Class               473,725        (352,698)         121,027
Janus Aspen Series Enterprise Service Class                  --        (118,002)        (118,002)
Janus Aspen Series Worldwide Service Class                6,509         (23,675)         (17,166)

                                                                      DIVIDENDS                     NET CHANGE      NET INCREASE
                                                                        FROM           TOTAL       IN UNREALIZED     (DECREASE)
                                                     NET REALIZED   NET REALIZED   NET REALIZED   APPRECIATION OR   IN NET ASSETS
                                                      GAIN (LOSS)      GAIN ON      GAIN (LOSS)    DEPRECIATION       RESULTING
SUBACCOUNT                                          ON INVESTMENTS   INVESTMENTS  ON INVESTMENTS  ON INVESTMENTS   FROM OPERATIONS
--------------------------------------------------  --------------  ------------  --------------  ---------------  ---------------
ABVPSF Global Thematic Growth Class B                $   498,055    $        --    $   498,055     $  (7,720,035)   $  (7,587,412)
ABVPSF Growth and Income Class B                      (4,578,913)            --     (4,578,913)       11,634,524        6,323,258
ABVPSF International Value Class B                    (4,812,633)            --     (4,812,633)      (43,176,878)     (42,404,927)
ABVPSF Large Cap Growth Class B                          421,824             --        421,824          (708,542)        (460,939)
ABVPSF Small/Mid Cap Value Class B                     5,519,276             --      5,519,276       (16,910,374)     (13,187,817)
American Century VP Inflation Protection Class II      9,951,906      5,965,843     15,917,749        19,027,861       46,375,864
American Funds Global Growth Class 2                   3,234,749             --      3,234,749       (34,115,811)     (31,769,697)
American Funds Global Small Capitalization Class 2     3,685,372             --      3,685,372       (88,462,536)     (85,085,164)
American Funds Growth Class 2                         30,655,758             --     30,655,758      (108,754,871)     (96,953,600)
American Funds Growth-Income Class 2                   4,349,682             --      4,349,682       (64,801,777)     (60,299,116)
American Funds International Class 2                     738,214             --        738,214      (110,857,418)    (109,089,304)
BlackRock Global Allocation V.I. Class III             3,569,886     25,829,533     29,399,419       (94,967,002)     (56,021,004)
Delaware VIP Diversified Income Service Class          9,005,144     44,950,495     53,955,639       (30,828,894)      48,236,006
Delaware VIP Emerging Markets Service Class            4,302,383             --      4,302,383       (78,398,190)     (74,365,445)
Delaware VIP High Yield Standard Class                   600,126             --        600,126          (906,264)         183,139
Delaware VIP High Yield Service Class                  9,904,365             --      9,904,365       (26,780,195)       3,403,925
Delaware VIP International Value Equity Standard
   Class                                                 (33,662)            --        (33,662)          (12,755)         (46,969)
Delaware VIP Limited-Term Diversified Income
   Service Class                                       2,097,705     11,438,781     13,536,486        (7,161,332)       8,495,930
Delaware VIP REIT Standard Class                        (332,861)            --       (332,861)          774,774          451,233
Delaware VIP REIT Service Class                       (6,584,392)            --     (6,584,392)       16,579,762        9,615,761
Delaware VIP Small Cap Value Standard Class              541,789             --        541,789          (692,606)        (227,213)
Delaware VIP Small Cap Value Service Class             8,456,944             --      8,456,944       (14,151,810)     (10,085,011)
Delaware VIP Smid Cap Growth Standard Class              351,869        261,464        613,333            72,008          645,218
Delaware VIP Smid Cap Growth Service Class             5,032,305      2,782,386      7,814,691        (3,042,981)       3,814,625
Delaware VIP U.S. Growth Service Class                 5,683,046             --      5,683,046         5,969,562        9,578,780
Delaware VIP Value Standard Class                          9,319             --          9,319           414,586          458,675
Delaware VIP Value Service Class                        (503,217)            --       (503,217)       10,437,986        9,979,834
DWS VIP Alternative Asset Allocation Plus Class B        107,950         74,855        182,805        (1,684,536)      (1,714,897)
DWS VIP Equity 500 Index Class A                         781,428             --        781,428          (769,403)          55,501
DWS VIP Equity 500 Index Class B                       1,028,584             --      1,028,584          (858,781)          89,511
DWS VIP Small Cap Index Class A                           70,965             --         70,965          (366,572)        (337,339)
DWS VIP Small Cap Index Class B                          (19,596)            --        (19,596)         (663,908)        (829,351)
Fidelity VIP Contrafund Service Class 2               (2,485,974)            --     (2,485,974)      (31,128,712)     (41,425,626)
Fidelity VIP Equity-Income Initial Class                (211,317)            --       (211,317)          142,203           (7,723)
Fidelity VIP Equity-Income Service Class 2            (1,684,158)            --     (1,684,158)        1,242,128         (245,741)
Fidelity VIP Growth Initial Class                       (124,631)        18,731       (105,900)          127,949          (36,054)
Fidelity VIP Growth Service Class 2                    2,519,558        339,077      2,858,635        (5,560,630)      (4,302,704)
Fidelity VIP Mid Cap Service Class 2                   5,848,945        816,297      6,665,242       (57,531,357)     (57,878,183)
Fidelity VIP Overseas Initial Class                      (31,791)         4,164        (27,627)         (361,969)        (391,467)
Fidelity VIP Overseas Service Class 2                 (1,213,940)       157,686     (1,056,254)      (15,556,957)     (17,025,310)
FTVIPT Franklin Income Securities Class 2               (949,065)            --       (949,065)      (16,796,673)       3,611,638
FTVIPT Franklin Small-Mid Cap Growth Securities
   Class 2                                             4,236,784             --      4,236,784       (10,187,403)      (7,788,180)
FTVIPT Mutual Shares Securities Class 2                  (58,277)            --        (58,277)      (19,569,982)     (12,766,066)
FTVIPT Templeton Global Bond Securities Class 2       16,056,503      4,250,586     20,307,089       (60,005,090)     (13,469,922)
FTVIPT Templeton Growth Securities Class 2            (2,726,959)            --     (2,726,959)       (1,496,334)      (4,400,344)
Goldman Sachs VIT Large Cap Value Service Class          356,193             --        356,193       (13,058,136)     (12,186,479)
Huntington VA Balanced                                    (1,372)            35         (1,337)           (8,993)          (6,428)
Huntington VA Dividend Capture                               436             --            436               641           11,394
Invesco V.I. Capital Appreciation Series I               (55,948)            --        (55,948)         (157,836)        (250,698)
Invesco V.I. Capital Appreciation Series II              (24,631)            --        (24,631)          (82,755)        (131,762)
Invesco V.I. Core Equity Series I                        194,507             --        194,507          (238,416)         (98,707)
Invesco V.I. Core Equity Series II                       109,790             --        109,790          (114,367)         (31,624)
Invesco V.I. International Growth Series I               273,313             --        273,313          (569,709)        (292,462)
Invesco V.I. International Growth Series II              176,075             --        176,075          (410,566)        (246,182)
Janus Aspen Series Balanced Service Class                510,547      1,133,550      1,644,097        (1,826,498)         (61,374)
Janus Aspen Series Enterprise Service Class              588,199             --        588,199          (679,083)        (208,886)
Janus Aspen Series Worldwide Service Class                52,781             --         52,781          (243,812)        (208,197)

See accompanying notes.

                                                      DIVIDENDS
                                                         FROM       MORTALITY AND         NET
                                                      INVESTMENT       EXPENSE        INVESTMENT
SUBACCOUNT                                              INCOME    GUARANTEE CHARGES  INCOME (LOSS)
---------------------------------------------------  -----------  -----------------  -------------
LVIP American Global Growth Service Class II         $    17,409    $   (346,327)     $  (328,918)
LVIP American Global Small Capitalization Service
   Class II                                              157,397        (369,718)        (212,321)
LVIP American Growth Service Class II                     44,937      (1,341,437)      (1,296,500)
LVIP American Growth-Income Service Class II              62,649        (978,811)        (916,162)
LVIP American International Service Class II              37,862        (692,088)        (654,226)
LVIP Baron Growth Opportunities Service Class                 --      (1,616,556)      (1,616,556)
LVIP BlackRock Inflation Protected Bond Service
   Class                                               3,736,499      (2,066,768)       1,669,731
LVIP Capital Growth Service Class                             --      (1,746,566)      (1,746,566)
LVIP Cohen & Steers Global Real Estate Service
   Class                                                      --      (1,316,578)      (1,316,578)
LVIP Columbia Value Opportunities Service Class               --        (341,256)        (341,256)
LVIP Delaware Bond Standard Class                      5,997,235      (3,110,500)       2,886,735
LVIP Delaware Bond Service Class                      55,990,039     (23,985,645)      32,004,394
LVIP Delaware Diversified Floating Rate Service
   Class                                               2,005,789      (1,545,087)         460,702
LVIP Delaware Foundation Aggressive Allocation
   Standard Class                                        235,708        (200,379)          35,329
LVIP Delaware Foundation Aggressive Allocation
   Service Class                                         468,595        (471,768)          (3,173)
LVIP Delaware Growth and Income Service Class            272,005        (605,260)        (333,255)
LVIP Delaware Social Awareness Standard Class             77,850        (182,100)        (104,250)
LVIP Delaware Social Awareness Service Class             195,234        (758,195)        (562,961)
LVIP Delaware Special Opportunities Service Class             --        (547,169)        (547,169)
LVIP Dimensional Non-U.S. Equity Standard Class               --             (53)             (53)
LVIP Dimensional Non-U.S. Equity Service Class            11,290         (69,986)         (58,696)
LVIP Dimensional U.S. Equity Standard Class                   --             (40)             (40)
LVIP Dimensional U.S. Equity Service Class                    --        (115,264)        (115,264)
LVIP Dimensional/Vanguard Total Bond Standard Class           --             (59)             (59)
LVIP Dimensional/Vanguard Total Bond Service Class        52,524        (217,225)        (164,701)
LVIP Global Income Service Class                      15,198,846      (5,501,319)       9,697,527
LVIP Janus Capital Appreciation Standard Class             4,948         (41,125)         (36,177)
LVIP Janus Capital Appreciation Service Class                 --        (959,093)        (959,093)
LVIP JPMorgan High Yield Service Class                 2,928,764        (534,115)       2,394,649
LVIP MFS International Growth Service Class            3,129,899      (1,414,592)       1,715,307
LVIP MFS Value Service Class                           6,420,098      (5,854,075)         566,023
LVIP Mid-Cap Value Service Class                              --        (688,717)        (688,717)
LVIP Mondrian International Value Standard Class         578,801        (343,002)         235,799
LVIP Mondrian International Value Service Class        3,148,111      (1,804,732)       1,343,379
LVIP Money Market Standard Class                          19,376      (1,012,371)        (992,995)
LVIP Money Market Service Class                          108,896      (6,167,638)      (6,058,742)
LVIP Protected Profile 2010 Service Class                 63,309        (143,281)         (79,972)
LVIP Protected Profile 2020 Service Class                131,852        (290,072)        (158,220)
LVIP Protected Profile 2030 Service Class                 67,368        (183,411)        (116,043)
LVIP Protected Profile 2040 Service Class                 39,393        (108,010)         (68,617)
LVIP Protected Profile Conservative Service Class      7,008,347      (6,688,429)         319,918
LVIP Protected Profile Growth Service Class           12,476,724     (12,070,170)         406,554
LVIP Protected Profile Moderate Service Class         17,853,665     (19,856,418)      (2,002,753)
LVIP SSgA Bond Index Service Class                    27,284,039     (16,764,720)      10,519,319
LVIP SSgA Conservative Index Allocation Service
   Class                                                  35,483        (271,035)        (235,552)
LVIP SSgA Conservative Structured Allocation
   Service Class                                         152,967      (1,355,336)      (1,202,369)
LVIP SSgA Developed International 150 Service Class    3,156,208      (2,352,273)         803,935
LVIP SSgA Emerging Markets 100 Standard Class                 --             (17)             (17)
LVIP SSgA Emerging Markets 100 Service Class           3,949,987      (2,847,981)       1,102,006
LVIP SSgA Global Tactical Allocation Service Class     2,138,985      (2,480,806)        (341,821)
LVIP SSgA International Index Service Class            2,279,969      (3,376,788)      (1,096,819)
LVIP SSgA Large Cap 100 Service Class                  3,945,258      (4,948,910)      (1,003,652)
LVIP SSgA Moderate Index Allocation Service Class         32,335        (634,621)        (602,286)
LVIP SSgA Moderate Structured Allocation Service
   Class                                                 354,415      (3,276,199)      (2,921,784)
LVIP SSgA Moderately Aggressive Index Allocation
   Service Class                                           9,706        (670,481)        (660,775)
LVIP SSgA Moderately Aggressive Structured
   Allocation Service Class                              234,501      (2,320,245)      (2,085,744)
LVIP SSgA S&P 500 Index Standard Class                    18,276         (30,669)         (12,393)

                                                                       DIVIDENDS                     NET CHANGE      NET INCREASE
                                                                         FROM           TOTAL       IN UNREALIZED     (DECREASE)
                                                      NET REALIZED   NET REALIZED   NET REALIZED   APPRECIATION OR   IN NET ASSETS
                                                       GAIN (LOSS)      GAIN ON      GAIN (LOSS)    DEPRECIATION       RESULTING
SUBACCOUNT                                           ON INVESTMENTS   INVESTMENTS  ON INVESTMENTS  ON INVESTMENTS   FROM OPERATIONS
---------------------------------------------------  --------------  ------------  --------------  ---------------  ---------------
LVIP American Global Growth Service Class II          $  (135,288)   $       150    $  (135,138)    $ (2,838,602)    $ (3,302,658)
LVIP American Global Small Capitalization Service
   Class II                                              (286,021)           192       (285,829)      (5,574,652)      (6,072,802)
LVIP American Growth Service Class II                    (434,361)           111       (434,250)      (6,913,845)      (8,644,595)
LVIP American Growth-Income Service Class II             (351,371)            69       (351,302)      (1,744,897)      (3,012,361)
LVIP American International Service Class II             (504,976)           119       (504,857)      (7,812,923)      (8,972,006)
LVIP Baron Growth Opportunities Service Class           5,784,600             --      5,784,600       (2,743,978)       1,424,066
LVIP BlackRock Inflation Protected Bond Service
   Class                                                1,184,087      1,595,361      2,779,448        5,944,686       10,393,865
LVIP Capital Growth Service Class                       2,882,847             --      2,882,847      (22,197,369)     (21,061,088)
LVIP Cohen & Steers Global Real Estate Service
   Class                                                1,377,282             --      1,377,282       (8,699,517)      (8,638,813)
LVIP Columbia Value Opportunities Service Class           623,865             --        623,865       (1,268,308)        (985,699)
LVIP Delaware Bond Standard Class                       4,655,551      4,392,375      9,047,926       (1,004,659)      10,930,002
LVIP Delaware Bond Service Class                       15,408,707     42,366,906     57,775,613        7,810,520       97,590,527
LVIP Delaware Diversified Floating Rate Service
   Class                                                 (207,592)        88,900       (118,692)      (3,270,549)      (2,928,539)
LVIP Delaware Foundation Aggressive Allocation
   Standard Class                                        (138,733)            --       (138,733)        (282,332)        (385,736)
LVIP Delaware Foundation Aggressive Allocation
   Service Class                                         (351,780)            --       (351,780)        (640,270)        (995,223)
LVIP Delaware Growth and Income Service Class             520,250             --        520,250         (482,215)        (295,220)
LVIP Delaware Social Awareness Standard Class             431,881             --        431,881         (360,570)         (32,939)
LVIP Delaware Social Awareness Service Class              966,099             --        966,099         (857,168)        (454,030)
LVIP Delaware Special Opportunities Service Class         996,669      2,822,676      3,819,345       (6,067,466)      (2,795,290)
LVIP Dimensional Non-U.S. Equity Standard Class                (2)            --             (2)            (379)            (434)
LVIP Dimensional Non-U.S. Equity Service Class            (57,050)            --        (57,050)        (708,007)        (823,753)
LVIP Dimensional U.S. Equity Standard Class                    --             --             --              410              370
LVIP Dimensional U.S. Equity Service Class                 (1,518)            --         (1,518)         888,435          771,653
LVIP Dimensional/Vanguard Total Bond Standard Class            --             --             --              415              356
LVIP Dimensional/Vanguard Total Bond Service Class         44,421             --         44,421          551,518          431,238
LVIP Global Income Service Class                        1,831,788        481,381      2,313,169      (17,826,473)      (5,815,777)
LVIP Janus Capital Appreciation Standard Class            109,006             --        109,006         (233,426)        (160,597)
LVIP Janus Capital Appreciation Service Class           3,919,101             --      3,919,101       (6,434,322)      (3,474,314)
LVIP JPMorgan High Yield Service Class                   (140,397)            --       (140,397)      (1,896,851)         357,401
LVIP MFS International Growth Service Class               373,122             --        373,122      (15,784,683)     (13,696,254)
LVIP MFS Value Service Class                            6,471,553             --      6,471,553      (14,777,853)      (7,740,277)
LVIP Mid-Cap Value Service Class                        2,259,757             --      2,259,757       (6,213,444)      (4,642,404)
LVIP Mondrian International Value Standard Class         (199,084)            --       (199,084)      (1,028,130)        (991,415)
LVIP Mondrian International Value Service Class        (1,104,881)            --     (1,104,881)      (6,616,290)      (6,377,792)
LVIP Money Market Standard Class                                3             77             80               (3)        (992,918)
LVIP Money Market Service Class                                 7            526            533               (7)      (6,058,216)
LVIP Protected Profile 2010 Service Class                 364,891             --        364,891         (340,614)         (55,695)
LVIP Protected Profile 2020 Service Class                 433,508             --        433,508         (562,311)        (287,023)
LVIP Protected Profile 2030 Service Class                 470,478             --        470,478         (580,438)        (226,003)
LVIP Protected Profile 2040 Service Class                 190,417             --        190,417         (349,307)        (227,507)
LVIP Protected Profile Conservative Service Class       9,084,870             --      9,084,870       (2,592,841)       6,811,947
LVIP Protected Profile Growth Service Class             1,515,003             --      1,515,003      (17,589,904)     (15,668,347)
LVIP Protected Profile Moderate Service Class          10,729,140             --     10,729,140      (20,085,743)     (11,359,356)
LVIP SSgA Bond Index Service Class                     12,270,447        128,141     12,398,588       28,757,125       51,675,032
LVIP SSgA Conservative Index Allocation Service
   Class                                                    8,220            192          8,412          139,610          (87,530)
LVIP SSgA Conservative Structured Allocation
   Service Class                                           29,494         31,517         61,011          925,497         (215,861)
LVIP SSgA Developed International 150 Service Class     2,874,581             --      2,874,581      (23,168,217)     (19,489,701)
LVIP SSgA Emerging Markets 100 Standard Class                  (1)            --             (1)            (596)            (614)
LVIP SSgA Emerging Markets 100 Service Class            8,467,683     12,789,652     21,257,335      (50,496,450)     (28,137,109)
LVIP SSgA Global Tactical Allocation Service Class     (2,944,102)            --     (2,944,102)      (2,922,772)      (6,208,695)
LVIP SSgA International Index Service Class             3,106,004             --      3,106,004      (30,438,210)     (28,429,025)
LVIP SSgA Large Cap 100 Service Class                  13,482,808             --     13,482,808      (10,753,276)       1,725,880
LVIP SSgA Moderate Index Allocation Service Class        (159,414)           703       (158,711)        (596,864)      (1,357,861)
LVIP SSgA Moderate Structured Allocation Service
   Class                                                 (157,438)       145,760        (11,678)      (4,288,424)      (7,221,886)
LVIP SSgA Moderately Aggressive Index Allocation
   Service Class                                         (183,156)           523       (182,633)      (1,619,999)      (2,463,407)
LVIP SSgA Moderately Aggressive Structured
   Allocation Service Class                              (495,878)       105,819       (390,059)      (6,726,012)      (9,201,815)
LVIP SSgA S&P 500 Index Standard Class                    119,002             --        119,002         (100,731)           5,878

See accompanying notes.

                                                      DIVIDENDS
                                                        FROM       MORTALITY AND         NET
                                                     INVESTMENT       EXPENSE        INVESTMENT
SUBACCOUNT                                             INCOME    GUARANTEE CHARGES  INCOME (LOSS)
---------------------------------------------------  ----------  -----------------  -------------
LVIP SSgA S&P 500 Index Service Class                $2,839,222     $(7,192,749)    $(4,353,527)
LVIP SSgA Small-Cap Index Standard Class                     --             (14)            (14)
LVIP SSgA Small-Cap Index Service Class                 131,745      (2,094,694)     (1,962,949)
LVIP SSgA Small-Mid Cap 200 Service Class             1,282,543      (1,569,619)       (287,076)
LVIP T. Rowe Price Growth Stock Service Class                --      (1,434,118)     (1,434,118)
LVIP T. Rowe Price Structured Mid-Cap Growth
   Standard Class                                            --         (44,909)        (44,909)
LVIP T. Rowe Price Structured Mid-Cap Growth
   Service Class                                             --        (910,514)       (910,514)
LVIP Templeton Growth Service Class                   2,337,912      (1,852,957)        484,955
LVIP Turner Mid-Cap Growth Service Class                     --        (607,318)       (607,318)
LVIP Vanguard Domestic Equity ETF Service Class          46,897         (57,852)        (10,955)
LVIP Vanguard International Equity ETF Service
   Class                                                     --         (40,420)        (40,420)
LVIP Wells Fargo Intrinsic Value Service Class          238,652        (504,454)       (265,802)
Lord Abbett Fundamental Equity Class VC                  30,021        (115,048)        (85,027)
MFS VIT Core Equity Service Class                        16,199         (40,180)        (23,981)
MFS VIT Growth Initial Class                              5,552         (41,723)        (36,171)
MFS VIT Growth Service Class                              3,434        (267,476)       (264,042)
MFS VIT Total Return Initial Class                      329,693        (184,922)        144,771
MFS VIT Total Return Service Class                    7,253,459      (5,035,556)      2,217,903
MFS VIT Utilities Initial Class                         380,140        (169,340)        210,800
MFS VIT Utilities Service Class                       5,576,525      (2,975,491)      2,601,034
Morgan Stanley UIF Capital Growth Class II                   --         (12,885)        (12,885)
NB AMT Mid-Cap Growth I Class                                --        (801,816)       (801,816)
NB AMT Regency I Class                                  289,030        (785,619)       (496,589)
Oppenheimer Global Securities Service Class              43,142         (50,768)         (7,626)
PIMCO VIT Commodity Real Return Advisor Class         2,180,976        (241,040)      1,939,936
Putnam VT Global Health Care Class IB                    23,328         (44,748)        (21,420)
Putnam VT Growth & Income Class IB                       20,301         (27,237)         (6,936)

                                                                       DIVIDENDS                      NET CHANGE     NET INCREASE
                                                                         FROM           TOTAL       IN UNREALIZED     (DECREASE)
                                                      NET REALIZED   NET REALIZED   NET REALIZED   APPRECIATION OR   IN NET ASSETS
                                                       GAIN (LOSS)      GAIN ON      GAIN (LOSS)    DEPRECIATION       RESULTING
SUBACCOUNT                                           ON INVESTMENTS   INVESTMENTS  ON INVESTMENTS  ON INVESTMENTS   FROM OPERATIONS
---------------------------------------------------  --------------  ------------  --------------  ---------------  ---------------
LVIP SSgA S&P 500 Index Service Class                 $13,942,610      $     --      $13,942,610    $ (8,757,497)     $   831,586
LVIP SSgA Small-Cap Index Standard Class                       --            --               --             (77)             (91)
LVIP SSgA Small-Cap Index Service Class                 4,949,130            --        4,949,130     (10,335,199)      (7,349,018)
LVIP SSgA Small-Mid Cap 200 Service Class               4,788,670            --        4,788,670      (8,045,424)      (3,543,830)
LVIP T. Rowe Price Growth Stock Service Class           3,390,348            --        3,390,348      (5,712,295)      (3,756,065)
LVIP T. Rowe Price Structured Mid-Cap Growth
   Standard Class                                         279,259            --          279,259        (344,508)        (110,158)
LVIP T. Rowe Price Structured Mid-Cap Growth
   Service Class                                        2,416,584            --        2,416,584      (5,038,921)      (3,532,851)
LVIP Templeton Growth Service Class                       (78,063)           --          (78,063)     (6,664,799)      (6,257,907)
LVIP Turner Mid-Cap Growth Service Class                1,087,816            --        1,087,816      (4,700,882)      (4,220,384)
LVIP Vanguard Domestic Equity ETF Service Class           (32,241)           --          (32,241)        334,012          290,816
LVIP Vanguard International Equity ETF Service
   Class                                                  (12,361)           --          (12,361)       (497,798)        (550,579)
LVIP Wells Fargo Intrinsic Value Service Class            113,066            --          113,066      (1,505,449)      (1,658,185)
Lord Abbett Fundamental Equity Class VC                   225,488       487,828          713,316      (1,308,409)        (680,120)
MFS VIT Core Equity Service Class                         126,927            --          126,927        (163,830)         (60,884)
MFS VIT Growth Initial Class                              (35,440)           --          (35,440)         28,140          (43,471)
MFS VIT Growth Service Class                              917,966            --          917,966      (1,386,788)        (732,864)
MFS VIT Total Return Initial Class                         47,866            --           47,866        (135,577)          57,060
MFS VIT Total Return Service Class                          5,495            --            5,495      (2,431,051)        (207,653)
MFS VIT Utilities Initial Class                           403,867            --          403,867          14,610          629,277
MFS VIT Utilities Service Class                         3,150,618            --        3,150,618       2,571,192        8,322,844
Morgan Stanley UIF Capital Growth Class II                 65,784            --           65,784        (109,297)         (56,398)
NB AMT Mid-Cap Growth I Class                           4,471,252            --        4,471,252      (3,947,591)        (278,155)
NB AMT Regency I Class                                  1,331,664            --        1,331,664      (4,506,814)      (3,671,739)
Oppenheimer Global Securities Service Class                62,846            --           62,846        (680,365)        (625,145)
PIMCO VIT Commodity Real Return Advisor Class              50,504            --           50,504      (3,361,576)      (1,371,136)
Putnam VT Global Health Care Class IB                      27,452        74,966          102,418        (151,962)         (70,964)
Putnam VT Growth & Income Class IB                       (162,076)           --         (162,076)         74,332          (94,680)

See accompanying notes.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2010 AND 2011

                                                    ABVPSF
                                                    GLOBAL       ABVPSF                       ABVPSF
                                                   THEMATIC      GROWTH         ABVPSF       LARGE CAP
                                                    GROWTH     AND INCOME   INTERNATIONAL     GROWTH
                                                    CLASS B     CLASS B     VALUE CLASS B     CLASS B
                                                  SUBACCOUNT   SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                 -----------  ------------  -------------  -----------
NET ASSETS AT JANUARY 1, 2010                    $27,481,352  $145,245,860   $116,859,013  $14,747,140
Changes From Operations:
   - Net investment income (loss)                     88,067    (2,261,139)     2,487,359     (174,029)
   - Net realized gain (loss) on investments         326,911    (9,443,179)    (7,537,796)      27,103
   - Net change in unrealized appreciation or
     depreciation on investments                   3,542,881    27,110,122     13,178,540    1,083,009
                                                 -----------  ------------   ------------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                 3,957,859    15,405,804      8,128,103      936,083
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            1,962,059     7,591,190     18,978,532       56,676
   - Contract withdrawals and transfers to
     annuity reserves                             (3,042,746)  (15,532,866)    (7,299,880)  (2,161,019)
   - Contract transfers                             (843,768)    1,181,376     40,713,736     (615,507)
                                                 -----------  ------------   ------------  -----------
                                                  (1,924,455)   (6,760,300)    52,392,388   (2,719,850)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                  --            --             --           --
   - Annuity Payments                                 (1,793)      (13,622)        (5,355)          --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                --         1,205              2           --
                                                 -----------  ------------   ------------  -----------
                                                      (1,793)      (12,417)        (5,353)          --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                         (1,926,248)   (6,772,717)    52,387,035   (2,719,850)
                                                 -----------  ------------   ------------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            2,031,611     8,633,087     60,515,138   (1,783,767)
                                                 -----------  ------------   ------------  -----------
NET ASSETS AT DECEMBER 31, 2010                   29,512,963   153,878,947    177,374,151   12,963,373
Changes From Operations:
   - Net investment income (loss)                   (365,432)     (732,353)     5,584,584     (174,221)
   - Net realized gain (loss) on investments         498,055    (4,578,913)    (4,812,633)     421,824
   - Net change in unrealized appreciation or
     depreciation on investments                  (7,720,035)   11,634,524    (43,176,878)    (708,542)
                                                 -----------  ------------   ------------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                (7,587,412)    6,323,258    (42,404,927)    (460,939)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            4,171,031     7,164,944     17,426,531       67,954
   - Contract withdrawals and transfers to
     annuity reserves                             (2,119,141)  (19,499,455)   (10,618,408)  (2,362,056)
   - Contract transfers                           (1,113,836)   (3,826,985)    40,905,443     (481,153)
                                                 -----------  ------------   ------------  -----------
                                                     938,054   (16,161,496)    47,713,566   (2,775,255)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                  --        19,163             --           --
   - Annuity Payments                                   (207)      (13,643)        (5,323)          --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                --         1,177              1           --
                                                 -----------  ------------   ------------  -----------
                                                        (207)        6,697         (5,322)          --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            937,847   (16,154,799)    47,708,244   (2,775,255)
                                                 -----------  ------------   ------------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS           (6,649,565)   (9,831,541)     5,303,317   (3,236,194)
                                                 -----------  ------------   ------------  -----------
NET ASSETS AT DECEMBER 31, 2011                  $22,863,398  $144,047,406   $182,677,468  $ 9,727,179
                                                 ===========  ============   ============  ===========

                                                                  AMERICAN      AMERICAN       AMERICAN
                                                                   CENTURY        FUNDS          FUNDS
                                                    ABVPSF      VP INFLATION     GLOBAL      GLOBAL SMALL
                                                 SMALL/MID CAP   PROTECTION      GROWTH     CAPITALIZATION  AMERICAN FUNDS
                                                 VALUE CLASS B    CLASS II       CLASS 2        CLASS 2     GROWTH CLASS 2
                                                  SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                                 -------------  ------------  ------------  --------------  --------------
NET ASSETS AT JANUARY 1, 2010                     $104,160,839  $387,360,324  $279,623,028   $288,154,824   $1,713,386,575
Changes From Operations:
   - Net investment income (loss)                   (1,657,474)     (164,118)     (161,888)       962,285      (16,136,131)
   - Net realized gain (loss) on investments            79,006     4,437,401    (1,624,228)      (627,381)     (14,223,638)
   - Net change in unrealized appreciation or
     depreciation on investments                    29,173,097     9,419,766    32,033,296     66,309,880      312,374,236
                                                  ------------  ------------  ------------   ------------   --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  27,594,629    13,693,049    30,247,180     66,644,784      282,014,467
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             16,361,177    66,270,959    28,971,020     41,546,882      121,754,532
   - Contract withdrawals and transfers to
     annuity reserves                               (9,375,915)  (37,696,225)  (21,103,150)   (23,765,638)    (142,936,764)
   - Contract transfers                             11,824,705    64,542,266    13,537,303     33,356,956      (29,252,347)
                                                  ------------  ------------  ------------   ------------   --------------
                                                    18,809,967    93,117,000    21,405,173     51,138,200      (50,434,579)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                60,063        60,063        46,679          7,669          190,448
   - Annuity Payments                                   (1,543)       (3,652)      (11,589)       (11,032)         (74,593)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 (33)          517          (510)           935           (6,591)
                                                  ------------  ------------  ------------   ------------   --------------
                                                        58,487        56,928        34,580         (2,428)         109,264
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           18,868,454    93,173,928    21,439,753     51,135,772      (50,325,315)
                                                  ------------  ------------  ------------   ------------   --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS             46,463,083   106,866,977    51,686,933    117,780,556      231,689,152
                                                  ------------  ------------  ------------   ------------   --------------
NET ASSETS AT DECEMBER 31, 2010                    150,623,922   494,227,301   331,309,961    405,935,380    1,945,075,727
Changes From Operations:
   - Net investment income (loss)                   (1,796,719)   11,430,254      (888,635)      (308,000)     (18,854,487)
   - Net realized gain (loss) on investments         5,519,276    15,917,749     3,234,749      3,685,372       30,655,758
   - Net change in unrealized appreciation or
     depreciation on investments                   (16,910,374)   19,027,861   (34,115,811)   (88,462,536)    (108,754,871)
                                                  ------------  ------------  ------------   ------------   --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                 (13,187,817)   46,375,864   (31,769,697)   (85,085,164)     (96,953,600)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             14,979,243     6,083,113     6,047,972     21,805,153       26,628,049
   - Contract withdrawals and transfers to
     annuity reserves                              (12,564,347)  (40,871,875)  (24,208,927)   (30,013,770)    (175,071,129)
   - Contract transfers                             (8,751,464)  (25,500,774)   (3,687,440)    49,269,391     (101,289,537)
                                                  ------------  ------------  ------------   ------------   --------------
                                                    (6,336,568)  (60,289,536)  (21,848,395)    41,060,774     (249,732,617)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                    --        32,852        12,659             --           38,537
   - Annuity Payments                                   (4,755)       (9,679)      (12,336)       (11,457)         (96,945)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                   6           564           849          2,516              (21)
                                                  ------------  ------------  ------------   ------------   --------------
                                                        (4,749)       23,737         1,172         (8,941)         (58,429)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (6,341,317)  (60,265,799)  (21,847,223)    41,051,833     (249,791,046)
                                                  ------------  ------------  ------------   ------------   --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (19,529,134)  (13,889,935)  (53,616,920)   (44,033,331)    (346,744,646)
                                                  ------------  ------------  ------------   ------------   --------------
NET ASSETS AT DECEMBER 31, 2011                   $131,094,788  $480,337,366  $277,693,041   $361,902,049   $1,598,331,081
                                                  ============  ============  ============   ============   ==============

                                                                    AMERICAN        BLACKROCK      DELAWARE VIP
                                                 AMERICAN FUNDS       FUNDS          GLOBAL         DIVERSIFIED
                                                  GROWTH-INCOME   INTERNATIONAL  ALLOCATION V.I.      INCOME
                                                     CLASS 2         CLASS 2        CLASS III      SERVICE CLASS
                                                   SUBACCOUNT      SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                                 --------------  --------------  ---------------  --------------
NET ASSETS AT JANUARY 1, 2010                    $1,766,480,965  $ 690,446,358   $  203,695,578   $  715,222,239
Changes From Operations:
   - Net investment income (loss)                      (977,966)     3,234,681         (227,747)      22,235,713
   - Net realized gain (loss) on investments        (19,884,171)    (5,429,423)       5,005,435       14,641,894
   - Net change in unrealized appreciation or
     depreciation on investments                    196,483,474     43,502,953       36,508,309       10,745,185
                                                 --------------  -------------   --------------   --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  175,621,337     41,308,211       41,285,997       47,622,792
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             115,629,269     62,959,658      192,117,891      146,750,882
   - Contract withdrawals and transfers to
     annuity reserves                              (150,851,178)   (56,764,412)     (17,458,143)     (68,397,817)
   - Contract transfers                              59,039,134     25,892,480      197,859,645      157,227,296
                                                 --------------  -------------   --------------   --------------
                                                     23,817,225     32,087,726      372,519,393      235,580,361
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                 42,910        126,634          129,776           24,963
   - Annuity Payments                                  (214,604)       (33,434)          (5,098)         (27,972)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                               (4,755)           358              (42)            (136)
                                                 --------------  -------------   --------------   --------------
                                                       (176,449)        93,558          124,636           (3,145)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            23,640,776     32,181,284      372,644,029      235,577,216
                                                 --------------  -------------   --------------   --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS             199,262,113     73,489,495      413,930,026      283,200,008
                                                 --------------  -------------   --------------   --------------
NET ASSETS AT DECEMBER 31, 2010                   1,965,743,078    763,935,853      617,625,604      998,422,247
Changes From Operations:
   - Net investment income (loss)                       152,979      1,029,900        9,546,579       25,109,261
   - Net realized gain (loss) on investments          4,349,682        738,214       29,399,419       53,955,639
   - Net change in unrealized appreciation or
     depreciation on investments                    (64,801,777)  (110,857,418)     (94,967,002)     (30,828,894)
                                                 --------------  -------------   --------------   --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  (60,299,116)  (109,089,304)     (56,021,004)      48,236,006
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              52,600,449     20,174,181      322,962,930      165,108,246
   - Contract withdrawals and transfers to
     annuity reserves                              (176,302,781)   (64,469,248)     (44,690,294)     (88,590,750)
   - Contract transfers                                 744,110     11,523,658      199,218,473       67,682,307
                                                 --------------  -------------   --------------   --------------
                                                   (122,958,222)   (32,771,409)     477,491,109      144,199,803
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                 22,831         21,996            9,920               --
   - Annuity Payments                                  (221,422)       (37,550)         (16,609)         (26,122)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                5,711          1,411               11           (5,363)
                                                 --------------  -------------   --------------   --------------
                                                       (192,880)       (14,143)          (6,678)         (31,485)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (123,151,102)   (32,785,552)     477,484,431      144,168,318
                                                 --------------  -------------   --------------   --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (183,450,218)  (141,874,856)     421,463,427      192,404,324
                                                 --------------  -------------   --------------   --------------
NET ASSETS AT DECEMBER 31, 2011                  $1,782,292,860  $ 622,060,997   $1,039,089,031   $1,190,826,571
                                                 ==============  =============   ==============   ==============

See accompanying notes.

                                                                                             DELAWARE VIP
                                                  DELAWARE VIP  DELAWARE VIP                 INTERNATIONAL
                                                    EMERGING     HIGH YIELD    DELAWARE VIP  VALUE EQUITY
                                                    MARKETS       STANDARD      HIGH YIELD     STANDARD
                                                 SERVICE CLASS     CLASS      SERVICE CLASS      CLASS
                                                   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                 -------------  ------------  -------------  -------------
NET ASSETS AT JANUARY 1, 2010                    $223,132,089   $ 7,859,946   $265,885,036     $ 373,841
Changes From Operations:
   - Net investment income (loss)                  (2,662,468)      483,302     15,988,536         8,674
   - Net realized gain (loss) on investments        1,648,785       662,817      9,019,747       (35,226)
   - Net change in unrealized appreciation or
     depreciation on investments                   41,760,278        24,107      9,563,102        54,456
                                                 ------------   -----------   ------------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                 40,746,595     1,170,226     34,571,385        27,904
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            40,467,163        26,204     22,709,137           111
   - Contract withdrawals and transfers to
     annuity reserves                             (18,140,980)   (1,166,721)   (28,170,921)      (12,684)
   - Contract transfers                            26,665,367     3,733,195     24,431,694       (54,566)
                                                 ------------   -----------   ------------     ---------
                                                   48,991,550     2,592,678     18,969,910       (67,139)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                               67,304            --        135,493            --
   - Annuity Payments                                    (961)         (272)       (26,669)           --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                            (20,626)           38            680            --
                                                 ------------   -----------   ------------     ---------
                                                       45,717          (234)       109,504            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          49,037,267     2,592,444     19,079,414       (67,139)
                                                 ------------   -----------   ------------     ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS            89,783,862     3,762,670     53,650,799       (39,235)
                                                 ------------   -----------   ------------     ---------
NET ASSETS AT DECEMBER 31, 2010                   312,915,951    11,622,616    319,535,835       334,606
Changes From Operations:
   - Net investment income (loss)                    (269,638)      489,277     20,279,755          (552)
   - Net realized gain (loss) on investments        4,302,383       600,126      9,904,365       (33,662)
   - Net change in unrealized appreciation or
     depreciation on investments                  (78,398,190)     (906,264)   (26,780,195)      (12,755)
                                                 ------------   -----------   ------------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                (74,365,445)      183,139      3,403,925       (46,969)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            63,928,613        18,988      3,107,775         1,328
   - Contract withdrawals and transfers to
     annuity reserves                             (24,329,768)     (926,688)   (32,112,346)      (58,144)
   - Contract transfers                            30,234,761    (5,644,924)   (50,140,182)       (8,299)
                                                 ------------   -----------   ------------     ---------
                                                   69,833,606    (6,552,624)   (79,144,753)      (65,115)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                4,209            --             --            --
   - Annuity Payments                                  (9,504)         (281)       (54,704)           --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                (20)           40          1,182            --
                                                 ------------   -----------   ------------     ---------
                                                       (5,315)         (241)       (53,522)           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          69,828,291    (6,552,865)   (79,198,275)      (65,115)
                                                 ------------   -----------   ------------     ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (4,537,154)   (6,369,726)   (75,794,350)     (112,084)
                                                 ------------   -----------   ------------     ---------
NET ASSETS AT DECEMBER 31, 2011                  $308,378,797   $ 5,252,890   $243,741,485     $ 222,522
                                                 ============   ===========   ============     =========

                                                 DELAWARE VIP                               DELAWARE VIP
                                                 LIMITED-TERM     DELAWARE                   SMALL CAP    DELAWARE VIP
                                                  DIVERSIFIED     VIP REIT     DELAWARE        VALUE        SMALL CAP
                                                    INCOME        STANDARD     VIP REIT       STANDARD        VALUE
                                                 SERVICE CLASS     CLASS     SERVICE CLASS     CLASS      SERVICE CLASS
                                                  SUBACCOUNT     SUBACCOUNT   SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                 -------------  -----------  -------------  ------------  -------------
NET ASSETS AT JANUARY 1, 2010                    $362,100,137   $ 4,993,625  $ 89,686,763   $ 8,885,188   $247,088,668
Changes From Operations:
   - Net investment income (loss)                   3,202,363        70,133       890,741       (67,826)    (3,219,089)
   - Net realized gain (loss) on investments        5,640,276      (556,874)  (13,626,248)      418,073       (254,240)
   - Net change in unrealized appreciation or
     depreciation on investments                    3,335,434     1,633,527    34,183,419     2,070,926     74,841,961
                                                 ------------   -----------  ------------   -----------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                 12,178,073     1,146,786    21,447,912     2,421,173     71,368,632
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                           118,665,809        22,296     6,217,771        13,239     22,988,917
   - Contract withdrawals and transfers to
     annuity reserves                             (39,702,580)     (798,368)  (12,039,714)   (1,378,119)   (23,776,911)
   - Contract transfers                           205,289,661       (19,599)    5,262,827      (408,796)    (8,227,292)
                                                 ------------   -----------  ------------   -----------   ------------
                                                  284,252,890      (795,671)     (559,116)   (1,773,676)    (9,015,286)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                               35,635          (165)           --            --             --
   - Annuity Payments                                (180,302)      (15,094)      (27,937)         (954)       (12,433)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 85            79        (1,059)           59            108
                                                 ------------   -----------  ------------   -----------   ------------
                                                     (144,582)      (15,180)      (28,996)         (895)       (12,325)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                         284,108,308      (810,851)     (588,112)   (1,774,571)    (9,027,611)
                                                 ------------   -----------  ------------   -----------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS           296,286,381       335,935    20,859,800       646,602     62,341,021
                                                 ------------   -----------  ------------   -----------   ------------
NET ASSETS AT DECEMBER 31, 2010                   658,386,518     5,329,560   110,546,563     9,531,790    309,429,689
Changes From Operations:
   - Net investment income (loss)                   2,120,776         9,320      (379,609)      (76,396)    (4,390,145)
   - Net realized gain (loss) on investments       13,536,486      (332,861)   (6,584,392)      541,789      8,456,944
   - Net change in unrealized appreciation or
     depreciation on investments                   (7,161,332)      774,774    16,579,762      (692,606)   (14,151,810)
                                                 ------------   -----------  ------------   -----------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  8,495,930       451,233     9,615,761      (227,213)   (10,085,011)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                           122,289,416        64,624    13,543,338        20,054     44,976,531
   - Contract withdrawals and transfers to
     annuity reserves                             (56,570,382)   (1,086,368)  (15,371,860)   (1,411,606)   (30,363,861)
   - Contract transfers                           178,815,499       (81,576)    6,569,505      (385,111)     9,549,434
                                                 ------------   -----------  ------------   -----------   ------------
                                                  244,534,533    (1,103,320)    4,740,983    (1,776,663)    24,162,104
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --            --            --            --          8,501
   - Annuity Payments                                 (39,919)      (17,344)      (30,092)       (1,054)       (15,402)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                670           306           955            58         (1,677)
                                                 ------------   -----------  ------------   -----------   ------------
                                                      (39,249)      (17,038)      (29,137)         (996)        (8,578)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                         244,495,284    (1,120,358)    4,711,846    (1,777,659)    24,153,526
                                                 ------------   -----------  ------------   -----------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS           252,991,214      (669,125)   14,327,607    (2,004,872)    14,068,515
                                                 ------------   -----------  ------------   -----------   ------------
NET ASSETS AT DECEMBER 31, 2011                  $911,377,732   $ 4,660,435  $124,874,170   $ 7,526,918   $323,498,204
                                                 ============   ===========  ============   ===========   ============

                                                 DELAWARE VIP
                                                   SMID CAP     DELAWARE VIP    DELAWARE
                                                    GROWTH        SMID CAP      VIP TREND     DELAWARE
                                                   STANDARD        GROWTH       STANDARD     VIP TREND
                                                     CLASS     SERVICE CLASS      CLASS    SERVICE CLASS
                                                  SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                 ------------  -------------  -----------  -------------
NET ASSETS AT JANUARY 1, 2010                    $        --   $         --   $ 8,405,150  $ 66,463,438
Changes From Operations:
   - Net investment income (loss)                    (29,860)      (304,616)      (90,844)     (860,311)
   - Net realized gain (loss) on investments          37,671        519,934       402,773     7,769,905
   - Net change in unrealized appreciation or
     depreciation on investments                   1,141,154      9,733,756     1,168,329     5,121,804
                                                 -----------   ------------   -----------  ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                 1,148,965      9,949,074     1,480,258    12,031,398
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                7,085        766,517        48,041     2,039,913
   - Contract withdrawals and transfers to
     annuity reserves                               (332,279)    (3,459,005)   (1,199,707)   (6,167,430)
   - Contract transfers                            8,553,412     77,646,323    (8,664,465)  (74,302,949)
                                                 -----------   ------------   -----------  ------------
                                                   8,228,218     74,953,835    (9,816,131)  (78,430,466)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                  --             --            --            --
   - Annuity Payments                                 62,991         61,002       (69,277)      (64,370)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                             2,177             16            --            --
                                                 -----------   ------------   -----------  ------------
                                                      65,168         61,018       (69,277)      (64,370)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          8,293,386     75,014,853    (9,885,408)  (78,494,836)
                                                 -----------   ------------   -----------  ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            9,442,351     84,963,927    (8,405,150)  (66,463,438)
                                                 -----------   ------------   -----------  ------------
NET ASSETS AT DECEMBER 31, 2010                    9,442,351     84,963,927            --            --
Changes From Operations:
   - Net investment income (loss)                    (40,123)      (957,085)           --            --
   - Net realized gain (loss) on investments         613,333      7,814,691            --            --
   - Net change in unrealized appreciation or
     depreciation on investments                      72,008     (3,042,981)           --            --
                                                 -----------   ------------   -----------  ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   645,218      3,814,625            --            --
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               29,289     17,585,979            --            --
   - Contract withdrawals and transfers to
     annuity reserves                             (1,634,990)   (13,158,415)           --            --
   - Contract transfers                               56,538     22,409,694            --            --
                                                 -----------   ------------   -----------  ------------
                                                  (1,549,163)    26,837,258            --            --
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                  --             --            --            --
   - Annuity Payments                                 (7,876)        (4,241)           --            --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                             2,314             23            --            --
                                                 -----------   ------------   -----------  ------------
                                                      (5,562)        (4,218)           --            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                         (1,554,725)    26,833,040            --            --
                                                 -----------   ------------   -----------  ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS             (909,507)    30,647,665            --            --
                                                 -----------   ------------   -----------  ------------
NET ASSETS AT DECEMBER 31, 2011                  $ 8,532,844   $115,611,592   $        --  $         --
                                                 ===========   ============   ===========  ============

See accompanying notes.

                                                                                               DWS VIP
                                                                  DELAWARE                   ALTERNATIVE
                                                 DELAWARE VIP    VIP VALUE      DELAWARE        ASSET
                                                  U.S. GROWTH     STANDARD     VIP VALUE     ALLOCATION
                                                 SERVICE CLASS     CLASS     SERVICE CLASS  PLUS CLASS B
                                                  SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                 -------------  -----------  -------------  ------------
NET ASSETS AT JANUARY 1, 2010                    $ 62,326,594   $ 6,065,594   $117,051,364  $ 3,278,794
Changes From Operations:
   - Net investment income (loss)                  (1,020,237)       58,367        622,786      (90,309)
   - Net realized gain (loss) on investments        1,834,757      (123,028)    (4,531,928)     207,759
   - Net change in unrealized appreciation or
     depreciation on investments                   12,598,227       831,881     18,824,468    1,069,637
                                                 ------------   -----------   ------------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                 13,412,747       767,220     14,915,326    1,187,087
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            17,341,706        17,805      6,229,336    6,121,179
   - Contract withdrawals and transfers to
     annuity reserves                              (5,459,668)     (616,857)    (8,816,848)    (710,133)
   - Contract transfers                            37,097,284        50,109     (3,964,742)   8,810,813
                                                 ------------   -----------   ------------  -----------
                                                   48,979,322      (548,943)    (6,552,254)  14,221,859
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --            --             --           --
   - Annuity Payments                                  (5,204)       (4,635)        (1,825)          --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                982         1,994         (5,645)          --
                                                 ------------   -----------   ------------  -----------
                                                       (4,222)       (2,641)        (7,470)          --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          48,975,100      (551,584)    (6,559,724)  14,221,859
                                                 ------------   -----------   ------------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            62,387,847       215,636      8,355,602   15,408,946
                                                 ------------   -----------   ------------  -----------
NET ASSETS AT DECEMBER 31, 2010                   124,714,441     6,281,230    125,406,966   18,687,740
Changes From Operations:
   - Net investment income (loss)                  (2,073,828)       34,770         45,065     (213,166)
   - Net realized gain (loss) on investments        5,683,046         9,319       (503,217)     182,805
   - Net change in unrealized appreciation or
     depreciation on investments                    5,969,562       414,586     10,437,986   (1,684,536)
                                                 ------------   -----------   ------------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  9,578,780       458,675      9,979,834   (1,714,897)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            40,954,847        51,085     13,775,186   11,941,919
   - Contract withdrawals and transfers to
     annuity reserves                             (10,454,107)   (1,077,787)   (12,936,343)  (1,744,313)
   - Contract transfers                            67,781,110       101,458     17,839,009   10,794,586
                                                 ------------   -----------   ------------  -----------
                                                   98,281,850      (925,244)    18,677,852   20,992,192
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --            --             --           --
   - Annuity Payments                                  (2,568)       (5,169)        (2,006)          --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                961         2,013             16           --
                                                 ------------   -----------   ------------  -----------
                                                       (1,607)       (3,156)        (1,990)          --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          98,280,243      (928,400)    18,675,862   20,992,192
                                                 ------------   -----------   ------------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS           107,859,023      (469,725)    28,655,696   19,277,295
                                                 ------------   -----------   ------------  -----------
NET ASSETS AT DECEMBER 31, 2011                  $232,573,464   $ 5,811,505   $154,062,662  $37,965,035
                                                 ============   ===========   ============  ===========

                                                    DWS VIP        DWS VIP        DWS VIP        DWS VIP      FIDELITY VIP
                                                   EQUITY 500    EQUITY 500      SMALL CAP      SMALL CAP      CONTRAFUND
                                                 INDEX CLASS A  INDEX CLASS B  INDEX CLASS A  INDEX CLASS B  SERVICE CLASS 2
                                                   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                                 -------------  -------------  -------------  -------------  ---------------
NET ASSETS AT JANUARY 1, 2010                     $25,482,492    $33,955,820    $ 7,212,160    $16,755,116    $794,109,979
Changes From Operations:
   - Net investment income (loss)                      95,380         (4,202)       (44,008)      (147,373)     (4,856,091)
   - Net realized gain (loss) on investments          (37,193)      (212,906)      (246,496)    (1,557,454)    (20,890,987)
   - Net change in unrealized appreciation or
     depreciation on investments                    2,805,656      4,199,868      1,756,784      5,030,287     147,489,977
                                                  -----------    -----------    -----------    -----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  2,863,843      3,982,760      1,466,280      3,325,460     121,742,899
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                97,400        146,177         21,249         82,595      66,842,014
   - Contract withdrawals and transfers to
     annuity reserves                              (2,944,068)    (2,536,920)      (932,447)    (1,375,612)    (57,410,744)
   - Contract transfers                              (711,617)      (537,939)      (616,962)    (2,357,147)     13,409,529
                                                  -----------    -----------    -----------    -----------    ------------
                                                   (3,558,285)    (2,928,682)    (1,528,160)    (3,650,164)     22,840,799
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --             --             --             --          99,865
   - Annuity Payments                                 (20,936)        (2,765)        (1,111)        (8,509)         (5,142)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                              6,646             94             --              3          (1,588)
                                                  -----------    -----------    -----------    -----------    ------------
                                                      (14,290)        (2,671)        (1,111)        (8,506)         93,135
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (3,572,575)    (2,931,353)    (1,529,271)    (3,658,670)     22,933,934
                                                  -----------    -----------    -----------    -----------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (708,732)     1,051,407        (62,991)      (333,210)    144,676,833
                                                  -----------    -----------    -----------    -----------    ------------
NET ASSETS AT DECEMBER 31, 2010                    24,773,760     35,007,227      7,149,169     16,421,906     938,786,812
Changes From Operations:
   - Net investment income (loss)                      43,476        (80,292)       (41,732)      (145,847)     (7,810,940)
   - Net realized gain (loss) on investments          781,428      1,028,584         70,965        (19,596)     (2,485,974)
   - Net change in unrealized appreciation or
     depreciation on investments                     (769,403)      (858,781)      (366,572)      (663,908)    (31,128,712)
                                                  -----------    -----------    -----------    -----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     55,501         89,511       (337,339)      (829,351)    (41,425,626)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               135,095        168,098        114,461        150,989     102,967,535
   - Contract withdrawals and transfers to
     annuity reserves                              (4,888,740)    (3,332,191)    (1,698,282)    (2,045,834)    (79,675,938)
   - Contract transfers                            (1,649,565)    (6,063,479)      (224,391)    (1,355,647)     (8,219,885)
                                                  -----------    -----------    -----------    -----------    ------------
                                                   (6,403,210)    (9,227,572)    (1,808,212)    (3,250,492)     15,071,712
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --             --             --             --           9,923
   - Annuity Payments                                 (20,266)        (2,931)          (216)       (10,085)        (12,813)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                              6,434             93             --              2          (1,762)
                                                  -----------    -----------    -----------    -----------    ------------
                                                      (13,832)        (2,838)          (216)       (10,083)         (4,652)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (6,417,042)    (9,230,410)    (1,808,428)    (3,260,575)     15,067,060
                                                  -----------    -----------    -----------    -----------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (6,361,541)    (9,140,899)    (2,145,767)    (4,089,926)    (26,358,566)
                                                  -----------    -----------    -----------    -----------    ------------
NET ASSETS AT DECEMBER 31, 2011                   $18,412,219    $25,866,328    $ 5,003,402    $12,331,980    $912,428,246
                                                  ===========    ===========    ===========    ===========    ============

                                                 FIDELITY VIP     FIDELITY VIP   FIDELITY VIP    FIDELITY VIP
                                                 EQUITY-INCOME   EQUITY-INCOME      GROWTH          GROWTH
                                                 INITIAL CLASS  SERVICE CLASS 2  INITIAL CLASS  SERVICE CLASS 2
                                                  SUBACCOUNT       SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                                 -------------  ---------------  -------------  ---------------
NET ASSETS AT JANUARY 1, 2010                     $ 7,578,540     $49,328,897     $5,549,321     $ 57,271,821
Changes From Operations:
   - Net investment income (loss)                      22,217         (38,237)       (60,070)        (950,998)
   - Net realized gain (loss) on investments         (500,214)     (3,158,380)      (419,330)      (1,009,528)
   - Net change in unrealized appreciation or
     depreciation on investments                    1,340,169       8,654,080      1,537,613       13,693,008
                                                  -----------     -----------     ----------     ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    862,172       5,457,463      1,058,213       11,732,482
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                11,064         152,588         93,567        4,446,118
   - Contract withdrawals and transfers to
     annuity reserves                              (1,125,084)     (5,679,359)      (671,328)      (5,482,323)
   - Contract transfers                              (332,604)     (3,756,052)      (371,940)       4,768,718
                                                  -----------     -----------     ----------     ------------
                                                   (1,446,624)     (9,282,823)      (949,701)       3,732,513
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --              --             --               --
   - Annuity Payments                                  (2,805)        (15,323)        (9,656)          (1,153)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                              1,597              94          4,792           (4,908)
                                                  -----------     -----------     ----------     ------------
                                                       (1,208)        (15,229)        (4,864)          (6,061)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (1,447,832)     (9,298,052)      (954,565)       3,726,452
                                                  -----------     -----------     ----------     ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (585,660)     (3,840,589)       103,648       15,458,934
                                                  -----------     -----------     ----------     ------------
NET ASSETS AT DECEMBER 31, 2010                     6,992,880      45,488,308      5,652,969       72,730,755
Changes From Operations:
   - Net investment income (loss)                      61,391         196,289        (58,103)      (1,600,709)
   - Net realized gain (loss) on investments         (211,317)     (1,684,158)      (105,900)       2,858,635
   - Net change in unrealized appreciation or
     depreciation on investments                      142,203       1,242,128        127,949       (5,560,630)
                                                  -----------     -----------     ----------     ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     (7,723)       (245,741)       (36,054)      (4,302,704)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                53,958          98,857          6,667       22,903,838
   - Contract withdrawals and transfers to
     annuity reserves                              (1,040,419)     (6,969,723)      (815,705)      (8,666,638)
   - Contract transfers                              (141,967)     (2,766,522)       (26,173)      30,200,299
                                                  -----------     -----------     ----------     ------------
                                                   (1,128,428)     (9,637,388)      (835,211)      44,437,499
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --          19,163             --           16,426
   - Annuity Payments                                  (3,055)        (14,175)       (11,026)          (2,669)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                              1,514              98          4,628               (1)
                                                  -----------     -----------     ----------     ------------
                                                       (1,541)          5,086         (6,398)          13,756
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (1,129,969)     (9,632,302)      (841,609)      44,451,255
                                                  -----------     -----------     ----------     ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (1,137,692)     (9,878,043)      (877,663)      40,148,551
                                                  -----------     -----------     ----------     ------------
NET ASSETS AT DECEMBER 31, 2011                   $ 5,855,188     $35,610,265     $4,775,306     $112,879,306
                                                  ===========     ===========     ==========     ============

See accompanying notes.

                                                                                                     FTVIPT
                                                                                                    FRANKLIN
                                                   FIDELITY VIP   FIDELITY VIP    FIDELITY VIP       INCOME
                                                     MID CAP        OVERSEAS        OVERSEAS       SECURITIES
                                                 SERVICE CLASS 2  INITIAL CLASS  SERVICE CLASS 2     CLASS 2
                                                    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                 ---------------  -------------  ---------------  ------------
NET ASSETS AT JANUARY 1, 2010                     $259,905,147     $2,561,986     $ 76,136,561    $419,768,277
Changes From Operations:
   - Net investment income (loss)                   (4,761,422)        (2,193)        (287,013)     22,043,614
   - Net realized gain (loss) on investments           412,284       (107,146)      (2,768,577)     (5,423,198)
   - Net change in unrealized appreciation or
     depreciation on investments                    81,108,071        334,873       11,473,228      30,172,761
                                                  ------------     ----------     ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  76,758,933        225,534        8,417,638      46,793,177
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             55,425,852         12,190        8,127,342      45,416,339
   - Contract withdrawals and transfers to
     annuity reserves                              (19,187,041)      (488,724)      (6,872,274)    (29,263,135)
   - Contract transfers                             30,653,359        (19,234)       1,169,942      16,101,891
                                                  ------------     ----------     ------------    ------------
                                                    66,892,170       (495,768)       2,425,010      32,255,095
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                83,302             --           33,873              --
   - Annuity Payments                                  (11,821)       (12,368)          (8,571)         (2,401)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                   1          5,841              600               1
                                                  ------------     ----------     ------------    ------------
                                                        71,482         (6,527)          25,902          (2,400)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           66,963,652       (502,295)       2,450,912      32,252,695
                                                  ------------     ----------     ------------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            143,722,585       (276,761)      10,868,550      79,045,872
                                                  ------------     ----------     ------------    ------------
NET ASSETS AT DECEMBER 31, 2010                    403,627,732      2,285,225       87,005,111     498,814,149
Changes From Operations:
   - Net investment income (loss)                   (7,012,068)        (1,871)        (412,099)     21,357,376
   - Net realized gain (loss) on investments         6,665,242        (27,627)      (1,056,254)       (949,065)
   - Net change in unrealized appreciation or
     depreciation on investments                   (57,531,357)      (361,969)     (15,556,957)    (16,796,673)
                                                  ------------     ----------     ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                 (57,878,183)      (391,467)     (17,025,310)      3,611,638
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             82,576,781          5,240        6,867,756      57,305,637
   - Contract withdrawals and transfers to
     annuity reserves                              (29,920,975)      (198,085)      (8,538,076)    (42,391,345)
   - Contract transfers                             27,781,838         (4,075)       5,229,525      12,726,573
                                                  ------------     ----------     ------------    ------------
                                                    80,437,644       (196,920)       3,559,205      27,640,865
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                 9,875             --           30,114              --
   - Annuity Payments                                  (19,151)       (12,650)         (14,375)         (2,510)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                   5          4,567              666               1
                                                  ------------     ----------     ------------    ------------
                                                        (9,271)        (8,083)          16,405          (2,509)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           80,428,373       (205,003)       3,575,610      27,638,356
                                                  ------------     ----------     ------------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS             22,550,190       (596,470)     (13,449,700)     31,249,994
                                                  ------------     ----------     ------------    ------------
NET ASSETS AT DECEMBER 31, 2011                   $426,177,922     $1,688,755     $ 73,555,411    $530,064,143
                                                  ============     ==========     ============    ============

                                                     FTVIPT
                                                    FRANKLIN                      FTVIPT        FTVIPT        GOLDMAN
                                                 SMALL-MID CAP      FTVIPT       TEMPLETON    TEMPLETON      SACHS VIT
                                                     GROWTH     MUTUAL SHARES   GLOBAL BOND     GROWTH       LARGE CAP
                                                   SECURITIES     SECURITIES    SECURITIES    SECURITIES       VALUE
                                                    CLASS 2        CLASS 2        CLASS 2      CLASS 2     SERVICE CLASS
                                                   SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                                 -------------  -------------  ------------  ------------  -------------
NET ASSETS AT JANUARY 1, 2010                    $ 84,045,660   $332,056,609   $634,785,795  $ 71,676,759  $ 21,433,908
Changes From Operations:
   - Net investment income (loss)                  (1,456,014)     1,687,369     (1,089,967)     (178,212)      102,128
   - Net realized gain (loss) on investments         (179,118)    (4,661,807)    15,736,563    (5,191,986)       85,804
   - Net change in unrealized appreciation or
     depreciation on investments                   23,129,502     45,096,788     61,693,500     8,497,461     7,714,199
                                                 ------------   ------------   ------------  ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                 21,494,370     42,122,350     76,340,096     3,127,263     7,902,131
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            10,559,956     56,598,345      6,281,746       456,670    19,406,757
   - Contract withdrawals and transfers to
     annuity reserves                              (8,310,631)   (21,477,349)   (45,596,246)   (7,867,934)   (1,674,219)
   - Contract transfers                             7,683,604     99,763,159     (8,062,723)   (4,044,328)   47,229,502
                                                 ------------   ------------   ------------  ------------  ------------
                                                    9,932,929    134,884,155    (47,377,223)  (11,455,592)   64,962,040
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --         53,094             --          (151)           --
   - Annuity Payments                                  (2,360)        (3,854)           (85)       (7,843)           --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                294            106        (13,229)          159            --
                                                 ------------   ------------   ------------  ------------  ------------
                                                       (2,066)        49,346        (13,314)       (7,835)           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           9,930,863    134,933,501    (47,390,537)  (11,463,427)   64,962,040
                                                 ------------   ------------   ------------  ------------  ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            31,425,233    177,055,851     28,949,559    (8,336,164)   72,864,171
                                                 ------------   ------------   ------------  ------------  ------------
NET ASSETS AT DECEMBER 31, 2010                   115,470,893    509,112,460    663,735,354    63,340,595    94,298,079
Changes From Operations:
   - Net investment income (loss)                  (1,837,561)     6,862,193     26,228,079      (177,051)      515,464
   - Net realized gain (loss) on investments        4,236,784        (58,277)    20,307,089    (2,726,959)      356,193
   - Net change in unrealized appreciation or
     depreciation on investments                  (10,187,403)   (19,569,982)   (60,005,090)   (1,496,334)  (13,058,136)
                                                 ------------   ------------   ------------  ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                 (7,788,180)   (12,766,066)   (13,469,922)   (4,400,344)  (12,186,479)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            10,174,450     71,051,017      5,017,530       293,764    18,208,680
   - Contract withdrawals and transfers to
     annuity reserves                             (11,084,221)   (32,974,823)   (58,030,565)   (8,279,829)   (5,200,885)
   - Contract transfers                            (7,207,289)    80,658,840    (22,628,281)   (2,837,801)   61,602,730
                                                 ------------   ------------   ------------  ------------  ------------
                                                   (8,117,060)   118,735,034    (75,641,316)  (10,823,866)   74,610,525
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --             --          9,837            --            --
   - Annuity Payments                                  (2,682)        (4,874)          (800)       (8,207)           --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                353             17             --           306            --
                                                 ------------   ------------   ------------  ------------  ------------
                                                       (2,329)        (4,857)         9,037        (7,901)           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (8,119,389)   118,730,177    (75,632,279)  (10,831,767)   74,610,525
                                                 ------------   ------------   ------------  ------------  ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS           (15,907,569)   105,964,111    (89,102,201)  (15,232,111)   62,424,046
                                                 ------------   ------------   ------------  ------------  ------------
NET ASSETS AT DECEMBER 31, 2011                  $ 99,563,324   $615,076,571   $574,633,153  $ 48,108,484  $156,722,125
                                                 ============   ============   ============  ============  ============

                                                                               INVESCO V.I.  INVESCO V.I.
                                                                HUNTINGTON VA    CAPITAL        CAPITAL
                                                 HUNTINGTON VA     DIVIDEND    APPRECIATION  APPRECIATION
                                                   BALANCED        CAPTURE       SERIES I      SERIES II
                                                  SUBACCOUNT      SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                 -------------  -------------  ------------  ------------
NET ASSETS AT JANUARY 1, 2010                      $     --       $     --      $3,291,006    $1,748,252
Changes From Operations:
   - Net investment income (loss)                        --             --         (21,541)      (18,722)
   - Net realized gain (loss) on investments             --             --        (160,867)      (78,129)
   - Net change in unrealized appreciation or
     depreciation on investments                         --             --         567,814       311,975
                                                   --------       --------      ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                       --             --         385,406       215,124
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                  --             --          21,793         2,340
   - Contract withdrawals and transfers to
     annuity reserves                                    --             --        (445,818)     (282,120)
   - Contract transfers                                  --             --         (79,070)          816
                                                   --------       --------      ----------    ----------
                                                         --             --        (503,095)     (278,964)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                 --             --              --            --
   - Annuity Payments                                    --             --          (1,109)           --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                               --             --          (4,631)           --
                                                   --------       --------      ----------    ----------
                                                         --             --          (5,740)           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                --             --        (508,835)     (278,964)
                                                   --------       --------      ----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  --             --        (123,429)      (63,840)
                                                   --------       --------      ----------    ----------
NET ASSETS AT DECEMBER 31, 2010                          --             --       3,167,577     1,684,412
Changes From Operations:
   - Net investment income (loss)                     3,902         10,317         (36,914)      (24,376)
   - Net realized gain (loss) on investments         (1,337)           436         (55,948)      (24,631)
   - Net change in unrealized appreciation or
     depreciation on investments                     (8,993)           641        (157,836)      (82,755)
                                                   --------       --------      ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   (6,428)        11,394        (250,698)     (131,762)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             920,658        358,923           8,994           641
   - Contract withdrawals and transfers to
     annuity reserves                                (6,892)        (1,989)       (411,548)     (208,327)
   - Contract transfers                              32,251        (50,388)        (62,631)     (125,377)
                                                   --------       --------      ----------    ----------
                                                    946,017        306,546        (465,185)     (333,063)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                 --             --              --            --
   - Annuity Payments                                    --             --          (1,160)           --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                               --             --              --            --
                                                   --------       --------      ----------    ----------
                                                         --             --          (1,160)           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           946,017        306,546        (466,345)     (333,063)
                                                   --------       --------      ----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             939,589        317,940        (717,043)     (464,825)
                                                   --------       --------      ----------    ----------
NET ASSETS AT DECEMBER 31, 2011                    $939,589       $317,940      $2,450,534    $1,219,587
                                                   ========       ========      ==========    ==========

See accompanying notes.

                                                                             INVESCO V.I.    INVESCO V.I.
                                                 INVESCO V.I.  INVESCO V.I.  INTERNATIONAL  INTERNATIONAL
                                                  CORE EQUITY  CORE EQUITY      GROWTH          GROWTH
                                                   SERIES I     SERIES II      SERIES I       SERIES II
                                                  SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                                 ------------  ------------  -------------  -------------
NET ASSETS AT JANUARY 1, 2010                    $11,940,692    $3,868,376    $ 4,428,359    $3,784,526
Changes From Operations:
   - Net investment income (loss)                    (57,990)      (28,331)        27,608         7,411
   - Net realized gain (loss) on investments          13,297         5,377        286,147       168,046
   - Net change in unrealized appreciation or
     depreciation on investments                     830,740       288,324         53,062       160,538
                                                 -----------    ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   786,047       265,370        366,817       335,995
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               53,297        37,556          1,082        74,822
   - Contract withdrawals and transfers to
     annuity reserves                             (1,697,877)     (393,448)      (717,195)     (447,022)
   - Contract transfers                             (434,606)       31,213       (238,190)     (335,974)
                                                 -----------    ----------    -----------    ----------
                                                  (2,079,186)     (324,679)      (954,303)     (708,174)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                  --            --             --            --
   - Annuity Payments                                 (1,033)           --             --            --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                               259            --             --            --
                                                 -----------    ----------    -----------    ----------
                                                        (774)           --             --            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                         (2,079,960)     (324,679)      (954,303)     (708,174)
                                                 -----------    ----------    -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS           (1,293,913)      (59,309)      (587,486)     (372,179)
                                                 -----------    ----------    -----------    ----------
NET ASSETS AT DECEMBER 31, 2010                   10,646,779     3,809,067      3,840,873     3,412,347
Changes From Operations:
   - Net investment income (loss)                    (54,798)      (27,047)         3,934       (11,691)
   - Net realized gain (loss) on investments         194,507       109,790        273,313       176,075
   - Net change in unrealized appreciation or
     depreciation on investments                    (238,416)     (114,367)      (569,709)     (410,566)
                                                 -----------    ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   (98,707)      (31,624)      (292,462)     (246,182)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               60,224        20,458          5,852        17,783
   - Contract withdrawals and transfers to
     annuity reserves                             (1,414,335)     (461,463)      (532,477)     (489,111)
   - Contract transfers                             (303,058)     (383,968)      (220,338)     (117,511)
                                                 -----------    ----------    -----------    ----------
                                                  (1,657,169)     (824,973)      (746,963)     (588,839)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                  --            --             --            --
   - Annuity Payments                                 (1,109)           --             --            --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                               327            --             --            --
                                                 -----------    ----------    -----------    ----------
                                                        (782)           --             --            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                         (1,657,951)     (824,973)      (746,963)     (588,839)
                                                 -----------    ----------    -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS           (1,756,658)     (856,597)    (1,039,425)     (835,021)
                                                 -----------    ----------    -----------    ----------
NET ASSETS AT DECEMBER 31, 2011                  $ 8,890,121    $2,952,470    $ 2,801,448    $2,577,326
                                                 ===========    ==========    ===========    ==========

                                                     JANUS          JANUS          JANUS       LVIP AMERICAN     LVIP AMERICAN
                                                  ASPEN SERIES   ASPEN SERIES   ASPEN SERIES       GLOBAL         GLOBAL SMALL
                                                    BALANCED      ENTERPRISE     WORLDWIDE         GROWTH        CAPITALIZATION
                                                 SERVICE CLASS  SERVICE CLASS  SERVICE CLASS  SERVICE CLASS II  SERVICE CLASS II
                                                   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
                                                 -------------  -------------  -------------  ----------------  ----------------
NET ASSETS AT JANUARY 1, 2010                     $26,594,635    $ 8,235,735    $1,885,015      $        --       $        --
Changes From Operations:
   - Net investment income (loss)                     224,724       (124,664)      (19,090)          (2,060)           (2,740)
   - Net realized gain (loss) on investments          739,257        298,107        (2,907)              16               103
   - Net change in unrealized appreciation or
     depreciation on investments                      536,025      1,455,720       247,572           51,812            53,319
                                                  -----------    -----------    ----------      -----------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  1,500,006      1,629,163       225,575           49,768            50,682
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                77,417         14,796        60,359        2,357,456         2,950,078
   - Contract withdrawals and transfers to
     annuity reserves                              (4,366,319)      (822,442)     (167,891)            (652)           (2,269)
   - Contract transfers                               128,165       (871,286)     (108,655)         262,533           477,110
                                                  -----------    -----------    ----------      -----------       -----------
                                                   (4,160,737)    (1,678,932)     (216,187)       2,619,337         3,424,919
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                 (183)            --            --               --                --
   - Annuity Payments                                 (27,581)            --        (1,323)              --                --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                               (121)            --            --               --                --
                                                  -----------    -----------    ----------      -----------       -----------
                                                      (27,885)            --        (1,323)              --                --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (4,188,622)    (1,678,932)     (217,510)       2,619,337         3,424,919
                                                  -----------    -----------    ----------      -----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (2,688,616)       (49,769)        8,065        2,669,105         3,475,601
                                                  -----------    -----------    ----------      -----------       -----------
NET ASSETS AT DECEMBER 31, 2010                    23,906,019      8,185,966     1,893,080        2,669,105         3,475,601
Changes From Operations:
   - Net investment income (loss)                     121,027       (118,002)      (17,166)        (328,918)         (212,321)
   - Net realized gain (loss) on investments        1,644,097        588,199        52,781         (135,138)         (285,829)
   - Net change in unrealized appreciation or
     depreciation on investments                   (1,826,498)      (679,083)     (243,812)      (2,838,602)       (5,574,652)
                                                  -----------    -----------    ----------      -----------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    (61,374)      (208,886)     (208,197)      (3,302,658)       (6,072,802)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               135,326         36,694        27,322       27,977,482        27,917,282
   - Contract withdrawals and transfers to
     annuity reserves                              (3,309,546)    (1,035,988)     (615,335)        (564,979)         (818,211)
   - Contract transfers                              (731,998)      (466,532)      (51,085)       6,244,272         9,751,983
                                                  -----------    -----------    ----------      -----------       -----------
                                                   (3,906,218)    (1,465,826)     (639,098)      33,656,775        36,851,054
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --             --            --               --                --
   - Annuity Payments                                 (27,285)            --          (146)              --                --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 71             --            --               --                --
                                                  -----------    -----------    ----------      -----------       -----------
                                                      (27,214)            --          (146)              --                --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (3,933,432)    (1,465,826)     (639,244)      33,656,775        36,851,054
                                                  -----------    -----------    ----------      -----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (3,994,806)    (1,674,712)     (847,441)      30,354,117        30,778,252
                                                  -----------    -----------    ----------      -----------       -----------
NET ASSETS AT DECEMBER 31, 2011                   $19,911,213    $ 6,511,254    $1,045,639      $33,023,222       $34,253,853
                                                  ===========    ===========    ==========      ===========       ===========

                                                                                                         LVIP BARON
                                                  LVIP AMERICAN     LVIP AMERICAN     LVIP AMERICAN        GROWTH
                                                      GROWTH        GROWTH-INCOME     INTERNATIONAL    OPPORTUNITIES
                                                 SERVICE CLASS II  SERVICE CLASS II  SERVICE CLASS II  SERVICE CLASS
                                                    SUBACCOUNT        SUBACCOUNT        SUBACCOUNT       SUBACCOUNT
                                                 ----------------  ----------------  ----------------  -------------
NET ASSETS AT JANUARY 1, 2010                      $         --      $         --      $        --      $62,270,365
Changes From Operations:
   - Net investment income (loss)                        (9,932)           (6,947)          (4,513)      (1,160,993)
   - Net realized gain (loss) on investments              1,492               336              349          684,055
   - Net change in unrealized appreciation or
     depreciation on investments                        203,231           134,428           79,318       16,994,287
                                                   ------------      ------------      -----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                      194,791           127,817           75,154       16,517,349
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              12,178,719         8,480,581        5,769,976       11,616,624
   - Contract withdrawals and transfers to
     annuity reserves                                   (32,237)          (30,543)          (2,705)      (3,910,939)
   - Contract transfers                                 160,420           129,219          179,487        1,424,419
                                                   ------------      ------------      -----------      -----------
                                                     12,306,902         8,579,257        5,946,758        9,130,104
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                     --                --               --               --
   - Annuity Payments                                        --                --               --             (698)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                   --                --               --               30
                                                   ------------      ------------      -----------      -----------
                                                             --                --               --             (668)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            12,306,902         8,579,257        5,946,758        9,129,436
                                                   ------------      ------------      -----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS              12,501,693         8,707,074        6,021,912       25,646,785
                                                   ------------      ------------      -----------      -----------
NET ASSETS AT DECEMBER 31, 2010                      12,501,693         8,707,074        6,021,912       87,917,150
Changes From Operations:
   - Net investment income (loss)                    (1,296,500)         (916,162)        (654,226)      (1,616,556)
   - Net realized gain (loss) on investments           (434,250)         (351,302)        (504,857)       5,784,600
   - Net change in unrealized appreciation or
     depreciation on investments                     (6,913,845)       (1,744,897)      (7,812,923)      (2,743,978)
                                                   ------------      ------------      -----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   (8,644,595)       (3,012,361)      (8,972,006)       1,424,066
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             108,409,651        79,895,027       59,847,717       16,841,703
   - Contract withdrawals and transfers to
     annuity reserves                                (2,355,819)       (2,068,335)      (1,588,747)      (6,143,475)
   - Contract transfers                              23,394,115        16,774,456       16,622,971         (583,196)
                                                   ------------      ------------      -----------      -----------
                                                    129,447,947        94,601,148       74,881,941       10,115,032
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                     --                --               --               --
   - Annuity Payments                                        --                --               --             (822)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                   --                --               --               34
                                                   ------------      ------------      -----------      -----------
                                                             --                --               --             (788)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           129,447,947        94,601,148       74,881,941       10,114,244
                                                   ------------      ------------      -----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             120,803,352        91,588,787       65,909,935       11,538,310
                                                   ------------      ------------      -----------      -----------
NET ASSETS AT DECEMBER 31, 2011                    $133,305,045      $100,295,861      $71,931,847      $99,455,460
                                                   ============      ============      ===========      ===========

See accompanying notes.

                                                 LVIP BLACKROCK                 LVIP COHEN &   LVIP COLUMBIA
                                                    INFLATION    LVIP CAPITAL   STEERS GLOBAL      VALUE
                                                 PROTECTED BOND     GROWTH       REAL ESTATE   OPPORTUNITIES
                                                  SERVICE CLASS  SERVICE CLASS  SERVICE CLASS  SERVICE CLASS
                                                   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 --------------  -------------  -------------  -------------
NET ASSETS AT JANUARY 1, 2010                     $         --   $ 57,764,897    $55,042,103    $ 7,453,659
Changes From Operations:
   - Net investment income (loss)                       17,038       (918,338)      (998,805)      (167,847)
   - Net realized gain (loss) on investments           (12,754)     1,250,799        209,305        354,019
   - Net change in unrealized appreciation or
     depreciation on investments                       (39,395)    20,834,744     10,117,278      2,091,958
                                                  ------------   ------------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     (35,111)    21,167,205      9,327,778      2,278,130
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              7,298,951     20,474,073      8,838,094      3,528,178
   - Contract withdrawals and transfers to
     annuity reserves                                  (25,504)    (3,859,899)    (3,794,157)      (535,794)
   - Contract transfers                              6,897,461     49,088,745      3,207,061      2,504,071
                                                  ------------   ------------    -----------    -----------
                                                    14,170,908     65,702,919      8,250,998      5,496,455
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                    --             --         25,405             --
   - Annuity Payments                                       --             --           (221)            --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                  --             --             --             --
                                                  ------------   ------------    -----------    -----------
                                                            --             --         25,184             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           14,170,908     65,702,919      8,276,182      5,496,455
                                                  ------------   ------------    -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             14,135,797     86,870,124     17,603,960      7,774,585
                                                  ------------   ------------    -----------    -----------
NET ASSETS AT DECEMBER 31, 2010                     14,135,797    144,635,021     72,646,063     15,228,244
Changes From Operations:
   - Net investment income (loss)                    1,669,731     (1,746,566)    (1,316,578)      (341,256)
   - Net realized gain (loss) on investments         2,779,448      2,882,847      1,377,282        623,865
   - Net change in unrealized appreciation or
     depreciation on investments                     5,944,686    (22,197,369)    (8,699,517)    (1,268,308)
                                                  ------------   ------------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  10,393,865    (21,061,088)    (8,638,813)      (985,699)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            103,349,254     25,017,153     12,233,103      6,092,852
   - Contract withdrawals and transfers to
     annuity reserves                              (11,623,740)    (8,008,908)    (5,106,436)    (1,161,110)
   - Contract transfers                            112,696,954     57,750,874      8,645,618      4,706,131
                                                  ------------   ------------    -----------    -----------
                                                   204,422,468     74,759,119     15,772,285      9,637,873
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                    --             --             --             --
   - Annuity Payments                                       --             --         (2,560)            --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                  --             --            (12)            --
                                                  ------------   ------------    -----------    -----------
                                                            --             --         (2,572)            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          204,422,468     74,759,119     15,769,713      9,637,873
                                                  ------------   ------------    -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            214,816,333     53,698,031      7,130,900      8,652,174
                                                  ------------   ------------    -----------    -----------
NET ASSETS AT DECEMBER 31, 2011                   $228,952,130   $198,333,052    $79,776,963    $23,880,418
                                                  ============   ============    ===========    ===========

                                                                                                 LVIP DELAWARE  LVIP DELAWARE
                                                                                 LVIP DELAWARE    FOUNDATION      FOUNDATION
                                                  LVIP DELAWARE   LVIP DELAWARE   DIVERSIFIED     AGGRESSIVE      AGGRESSIVE
                                                      BOND             BOND      FLOATING RATE    ALLOCATION      ALLOCATION
                                                 STANDARD CLASS   SERVICE CLASS  SERVICE CLASS  STANDARD CLASS  SERVICE CLASS
                                                   SUBACCOUNT       SUBACCOUNT    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                 --------------  --------------  -------------  --------------  -------------
NET ASSETS AT JANUARY 1, 2010                     $223,876,924   $  987,925,269  $         --    $14,893,081     $35,537,545
Changes From Operations:
   - Net investment income (loss)                    3,619,086       25,818,017        (1,098)       113,527         182,836
   - Net realized gain (loss) on investments         8,923,444       35,884,174          (476)      (381,885)     (2,313,836)
   - Net change in unrealized appreciation or
     depreciation on investments                     2,042,619        9,774,838        (1,255)     1,524,027       4,748,629
                                                  ------------   --------------  ------------    -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  14,585,149       71,477,029        (2,829)     1,255,669       2,617,629
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              1,210,510      230,573,002     5,273,216         13,911         245,926
   - Contract withdrawals and transfers to
     annuity reserves                              (34,210,000)     (87,706,707)      (53,170)    (1,905,421)     (5,839,573)
   - Contract transfers                             (2,447,666)     294,574,132     7,101,616     (1,236,639)     (2,893,575)
                                                  ------------   --------------  ------------    -----------     -----------
                                                   (35,447,156)     437,440,427    12,321,662     (3,128,149)     (8,487,222)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                 4,765          545,109            --             --              --
   - Annuity Payments                                  (73,242)         (35,648)           --         (3,142)             --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                              (7,471)           6,463            --             14              --
                                                  ------------   --------------  ------------    -----------     -----------
                                                       (75,948)         515,924            --         (3,128)             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (35,523,104)     437,956,351    12,321,662     (3,131,277)     (8,487,222)
                                                  ------------   --------------  ------------    -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (20,937,955)     509,433,380    12,318,833     (1,875,608)     (5,869,593)
                                                  ------------   --------------  ------------    -----------     -----------
NET ASSETS AT DECEMBER 31, 2010                    202,938,969    1,497,358,649    12,318,833     13,017,473      29,667,952
Changes From Operations:
   - Net investment income (loss)                    2,886,735       32,004,394       460,702         35,329          (3,173)
   - Net realized gain (loss) on investments         9,047,926       57,775,613      (118,692)      (138,733)       (351,780)
   - Net change in unrealized appreciation or
     depreciation on investments                    (1,004,659)       7,810,520    (3,270,549)      (282,332)       (640,270)
                                                  ------------   --------------  ------------    -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  10,930,002       97,590,527    (2,928,539)      (385,736)       (995,223)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              1,183,712      283,094,883    64,523,702         14,458         254,295
   - Contract withdrawals and transfers to
     annuity reserves                              (39,934,745)    (124,052,322)   (6,098,828)    (1,182,742)     (3,011,643)
   - Contract transfers                             (1,035,816)     163,333,880    61,365,301     (1,071,895)     (2,809,272)
                                                  ------------   --------------  ------------    -----------     -----------
                                                   (39,786,849)     322,376,441   119,790,175     (2,240,179)     (5,566,620)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                54,753               --            --             --              --
   - Annuity Payments                                  (50,494)         (75,660)           --         (2,916)             --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                               3,275            6,389            --             64              --
                                                  ------------   --------------  ------------    -----------     -----------
                                                         7,534          (69,271)           --         (2,852)             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (39,779,315)     322,307,170   119,790,175     (2,243,031)     (5,566,620)
                                                  ------------   --------------  ------------    -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (28,849,313)     419,897,697   116,861,636     (2,628,767)     (6,561,843)
                                                  ------------   --------------  ------------    -----------     -----------
NET ASSETS AT DECEMBER 31, 2011                   $174,089,656   $1,917,256,346  $129,180,469    $10,388,706     $23,106,109
                                                  ============   ==============  ============    ===========     ===========

                                                 LVIP DELAWARE   LVIP DELAWARE  LVIP DELAWARE  LVIP DELAWARE
                                                    GROWTH          SOCIAL          SOCIAL        SPECIAL
                                                  AND INCOME       AWARENESS      AWARENESS    OPPORTUNITIES
                                                 SERVICE CLASS  STANDARD CLASS  SERVICE CLASS  SERVICE CLASS
                                                  SUBACCOUNT      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                                 -------------  --------------  -------------  -------------
NET ASSETS AT JANUARY 1, 2010                     $29,147,328    $13,335,713     $49,637,690    $11,479,826
Changes From Operations:
   - Net investment income (loss)                    (298,707)      (127,618)       (634,881)      (188,259)
   - Net realized gain (loss) on investments         (606,165)       110,310        (176,838)       469,441
   - Net change in unrealized appreciation or
     depreciation on investments                    4,279,139      1,142,632       5,092,461      4,291,530
                                                  -----------    -----------     -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  3,374,267      1,125,324       4,280,742      4,572,712
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             3,034,231        110,482       2,744,436      4,383,280
   - Contract withdrawals and transfers to
     annuity reserves                              (1,856,497)    (1,614,907)     (5,268,521)    (1,087,787)
   - Contract transfers                             1,822,010       (545,071)     (2,159,218)     7,872,316
                                                  -----------    -----------     -----------    -----------
                                                    2,999,744     (2,049,496)     (4,683,303)    11,167,809
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --             --              --             --
   - Annuity Payments                                      --         (5,410)         (3,195)            --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 --              1           1,554             --
                                                  -----------    -----------     -----------    -----------
                                                           --         (5,409)         (1,641)            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           2,999,744     (2,054,905)     (4,684,944)    11,167,809
                                                  -----------    -----------     -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             6,374,011       (929,581)       (404,202)    15,740,521
                                                  -----------    -----------     -----------    -----------
NET ASSETS AT DECEMBER 31, 2010                    35,521,339     12,406,132      49,233,488     27,220,347
Changes From Operations:
   - Net investment income (loss)                    (333,255)      (104,250)       (562,961)      (547,169)
   - Net realized gain (loss) on investments          520,250        431,881         966,099      3,819,345
   - Net change in unrealized appreciation or
     depreciation on investments                     (482,215)      (360,570)       (857,168)    (6,067,466)
                                                  -----------    -----------     -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   (295,220)       (32,939)       (454,030)    (2,795,290)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             2,416,668         90,668       2,566,390      8,852,370
   - Contract withdrawals and transfers to
     annuity reserves                              (3,111,757)    (1,707,714)     (4,617,952)    (2,269,756)
   - Contract transfers                             1,483,868     (1,051,200)     (2,565,599)     7,579,883
                                                  -----------    -----------     -----------    -----------
                                                      788,779     (2,668,246)     (4,617,161)    14,162,497
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --         27,376              --             --
   - Annuity Payments                                      --         (2,798)         (3,412)            --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 --             (3)          1,477             --
                                                  -----------    -----------     -----------    -----------
                                                           --         24,575          (1,935)            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             788,779     (2,643,671)     (4,619,096)    14,162,497
                                                  -----------    -----------     -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               493,559     (2,676,610)     (5,073,126)    11,367,207
                                                  -----------    -----------     -----------    -----------
NET ASSETS AT DECEMBER 31, 2011                   $36,014,898    $ 9,729,522     $44,160,362    $38,587,554
                                                  ===========    ===========     ===========    ===========

See accompanying notes.

                                                       LVIP             LVIP            LVIP            LVIP
                                                   DIMENSIONAL      DIMENSIONAL      DIMENSIONAL    DIMENSIONAL
                                                 NON-U.S. EQUITY  NON-U.S. EQUITY    U.S. EQUITY    U.S. EQUITY
                                                  STANDARD CLASS   SERVICE CLASS   STANDARD CLASS  SERVICE CLASS
                                                    SUBACCOUNT       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                 ---------------  ---------------  --------------  -------------
NET ASSETS AT JANUARY 1, 2010                        $    --       $        --        $    --       $        --
Changes From Operations:
   - Net investment income (loss)                         --                --             --                --
   - Net realized gain (loss) on investments              --                --             --                --
   - Net change in unrealized appreciation or
     depreciation on investments                          --                --             --                --
                                                     -------       -----------        -------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                        --                --             --                --
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                   --                --             --                --
   - Contract withdrawals and transfers to
     annuity reserves                                     --                --             --                --
   - Contract transfers                                   --                --             --                --
                                                     -------       -----------        -------       -----------
                                                          --                --             --                --
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                  --                --             --                --
   - Annuity Payments                                     --                --             --                --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                --                --             --                --
                                                     -------       -----------        -------       -----------
                                                          --                --             --                --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                 --                --             --                --
                                                     -------       -----------        -------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   --                --             --                --
                                                     -------       -----------        -------       -----------
NET ASSETS AT DECEMBER 31, 2010                           --                --             --                --
Changes From Operations:
   - Net investment income (loss)                        (53)          (58,696)           (40)         (115,264)
   - Net realized gain (loss) on investments              (2)          (57,050)            --            (1,518)
   - Net change in unrealized appreciation or
     depreciation on investments                        (379)         (708,007)           410           888,435
                                                     -------       -----------        -------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                      (434)         (823,753)           370           771,653
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               95,130         4,908,039         83,370         6,773,198
   - Contract withdrawals and transfers to
     annuity reserves                                     --          (141,772)            --          (232,243)
   - Contract transfers                                   --        10,097,599             --        16,950,101
                                                     -------       -----------        -------       -----------
                                                      95,130        14,863,866         83,370        23,491,056
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                  --                --             --                --
   - Annuity Payments                                     --                --             --                --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                --                --             --                --
                                                     -------       -----------        -------       -----------
                                                          --                --             --                --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             95,130        14,863,866         83,370        23,491,056
                                                     -------       -----------        -------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               94,696        14,040,113         83,740        24,262,709
                                                     -------       -----------        -------       -----------
NET ASSETS AT DECEMBER 31, 2011                      $94,696       $14,040,113        $83,740       $24,262,709
                                                     =======       ===========        =======       ===========

                                                      LVIP            LVIP
                                                  DIMENSIONAL/    DIMENSIONAL/                   LVIP JANUS      LVIP JANUS
                                                    VANGUARD        VANGUARD     LVIP GLOBAL      CAPITAL         CAPITAL
                                                   TOTAL BOND      TOTAL BOND      INCOME       APPRECIATION    APPRECIATION
                                                 STANDARD CLASS  SERVICE CLASS  SERVICE CLASS  STANDARD CLASS  SERVICE CLASS
                                                   SUBACCOUNT      SUBACCOUNT    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                 --------------  -------------  -------------  --------------  -------------
NET ASSETS AT JANUARY 1, 2010                       $    --       $        --   $  57,213,255    $2,833,177    $  54,781,676
Changes From Operations:
   - Net investment income (loss)                        --                --       2,405,299       (26,866)        (675,297)
   - Net realized gain (loss) on investments             --                --         418,311        55,238        1,042,747
   - Net change in unrealized appreciation or
     depreciation on investments                         --                --       7,243,392       225,613        4,789,714
                                                    -------       -----------   -------------    ----------    -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                       --                --      10,067,002       253,985        5,157,164
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                  --                --      82,617,349         2,871        5,530,451
   - Contract withdrawals and transfers to
     annuity reserves                                    --                --      (6,219,837)     (280,718)      (4,026,861)
   - Contract transfers                                  --                --      92,148,528        16,170        2,216,426
                                                    -------       -----------   -------------    ----------    -------------
                                                         --                --     168,546,040      (261,677)       3,720,016
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                 --                --          85,639            --               --
   - Annuity Payments                                    --                --          (6,895)           --               --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                               --                --             (26)           --               --
                                                    -------       -----------   -------------    ----------    -------------
                                                         --                --          78,718            --               --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                --                --     168,624,758      (261,677)       3,720,016
                                                    -------       -----------   -------------    ----------    -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  --                --     178,691,760        (7,692)       8,877,180
                                                    -------       -----------   -------------    ----------    -------------
NET ASSETS AT DECEMBER 31, 2010                          --                --     235,905,015     2,825,485       63,658,856
Changes From Operations:
   - Net investment income (loss)                       (59)         (164,701)      9,697,527       (36,177)        (959,093)
   - Net realized gain (loss) on investments             --            44,421       2,313,169       109,006        3,919,101
   - Net change in unrealized appreciation or
     depreciation on investments                        415           551,518     (17,826,473)     (233,426)      (6,434,322)
                                                    -------       -----------   -------------    ----------    -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                      356           431,238      (5,815,777)     (160,597)      (3,474,314)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              92,040        22,841,358     114,776,439        33,019        5,088,640
   - Contract withdrawals and transfers to
     annuity reserves                                    --          (697,425)    (15,840,348)     (377,965)      (4,299,040)
   - Contract transfers                                  --        27,617,439      64,708,588      (207,406)     (12,362,209)
                                                    -------       -----------   -------------    ----------    -------------
                                                     92,040        49,761,372     163,644,679      (552,352)     (11,572,609)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                 --                --          12,326            --               --
   - Annuity Payments                                    --                --         (10,742)           --               --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                               --                --               7            --               --
                                                    -------       -----------   -------------    ----------    -------------
                                                         --                --           1,591            --               --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            92,040        49,761,372     163,646,270      (552,352)     (11,572,609)
                                                    -------       -----------   -------------    ----------    -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS              92,396        50,192,610     157,830,493      (712,949)     (15,046,923)
                                                    -------       -----------   -------------    ----------    -------------
NET ASSETS AT DECEMBER 31, 2011                     $92,396       $50,192,610   $ 393,735,508    $2,112,536    $  48,611,933
                                                    =======       ===========   =============    ==========    =============

                                                     LVIP          LVIP MFS
                                                   JPMORGAN     INTERNATIONAL    LVIP MFS      LVIP MID-CAP
                                                  HIGH YIELD        GROWTH         VALUE          VALUE
                                                 SERVICE CLASS  SERVICE CLASS  SERVICE CLASS  SERVICE CLASS
                                                  SUBACCOUNT      SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                                 -------------  -------------  -------------  -------------
NET ASSETS AT JANUARY 1, 2010                     $        --   $ 53,643,846   $ 231,005,259   $23,145,869
Changes From Operations:
   - Net investment income (loss)                       9,842       (538,824)        (43,589)     (505,956)
   - Net realized gain (loss) on investments             (307)    (1,943,122)      1,639,969       770,285
   - Net change in unrealized appreciation or
     depreciation on investments                       11,475     11,063,933      34,241,562     6,645,132
                                                  -----------   ------------   -------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     21,010      8,581,987      35,837,942     6,909,461
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             1,885,848     17,310,888      54,296,153     6,815,254
   - Contract withdrawals and transfers to
     annuity reserves                                  (3,248)    (3,190,046)    (14,420,539)   (1,387,767)
   - Contract transfers                             1,343,352     20,537,816     102,617,244     5,257,375
                                                  -----------   ------------   -------------   -----------
                                                    3,225,952     34,658,658     142,492,858    10,684,862
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --         12,447         445,059        60,063
   - Annuity Payments                                      --           (639)         (9,751)        1,063
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 --            128            (190)          (33)
                                                  -----------   ------------   -------------   -----------
                                                           --         11,936         435,118        61,093
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           3,225,952     34,670,594     142,927,976    10,745,955
                                                  -----------   ------------   -------------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             3,246,962     43,252,581     178,765,918    17,655,416
                                                  -----------   ------------   -------------   -----------
NET ASSETS AT DECEMBER 31, 2010                     3,246,962     96,896,427     409,771,177    40,801,285
Changes From Operations:
   - Net investment income (loss)                   2,394,649      1,715,307         566,023      (688,717)
   - Net realized gain (loss) on investments         (140,397)       373,122       6,471,553     2,259,757
   - Net change in unrealized appreciation or
     depreciation on investments                   (1,896,851)   (15,784,683)    (14,777,853)   (6,213,444)
                                                  -----------   ------------   -------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    357,401    (13,696,254)     (7,740,277)   (4,642,404)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            21,055,257     18,243,907      74,760,572     9,254,377
   - Contract withdrawals and transfers to
     annuity reserves                              (2,722,314)    (5,500,725)    (24,016,927)   (2,490,661)
   - Contract transfers                            53,385,352     17,914,124      99,078,034     1,447,764
                                                  -----------   ------------   -------------   -----------
                                                   71,718,295     30,657,306     149,821,679     8,211,480
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                               10,056             --              --            --
   - Annuity Payments                                    (999)          (832)        (36,830)       (4,748)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 --             11              (5)            6
                                                  -----------   ------------   -------------   -----------
                                                        9,057           (821)        (36,835)       (4,742)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          71,727,352     30,656,485     149,784,844     8,206,738
                                                  -----------   ------------   -------------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            72,084,753     16,960,231     142,044,567     3,564,334
                                                  -----------   ------------   -------------   -----------
NET ASSETS AT DECEMBER 31, 2011                   $75,331,715   $113,856,658   $ 551,815,744   $44,365,619
                                                  ===========   ============   =============   ===========

See accompanying notes.

                                                  LVIP MONDRIAN  LVIP MONDRIAN
                                                  INTERNATIONAL  INTERNATIONAL    LVIP MONEY      LVIP MONEY
                                                      VALUE          VALUE          MARKET          MARKET
                                                 STANDARD CLASS  SERVICE CLASS  STANDARD CLASS  SERVICE CLASS
                                                   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                                 --------------  -------------  --------------  -------------
NET ASSETS AT JANUARY 1, 2010                     $26,747,196    $111,025,754    $104,203,478   $ 425,778,435
Changes From Operations:
   - Net investment income (loss)                     351,148       1,617,760      (1,304,861)     (6,814,534)
   - Net realized gain (loss) on investments         (555,767)     (2,631,287)            333           1,747
   - Net change in unrealized appreciation or
     depreciation on investments                      146,322       1,755,432              (8)            (21)
                                                  -----------    ------------    ------------   -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    (58,297)        741,905      (1,304,536)     (6,812,808)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                87,152       8,154,730         995,369      72,865,055
   - Contract withdrawals and transfers to
     annuity reserves                              (3,607,892)     (9,350,671)    (51,703,222)   (106,324,179)
   - Contract transfers                              (725,515)        890,980      14,574,373     (42,536,366)
                                                  -----------    ------------    ------------   -------------
                                                   (4,246,255)       (304,961)    (36,133,480)    (75,995,490)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --              --          13,116          33,873
   - Annuity Payments                                  (6,427)         (4,725)        (93,016)        (40,367)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                            (12,413)          1,638             113           3,158
                                                  -----------    ------------    ------------   -------------
                                                      (18,840)         (3,087)        (79,787)         (3,336)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (4,265,095)       (308,048)    (36,213,267)    (75,998,826)
                                                  -----------    ------------    ------------   -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (4,323,392)        433,857     (37,517,803)    (82,811,634)
                                                  -----------    ------------    ------------   -------------
NET ASSETS AT DECEMBER 31, 2010                    22,423,804     111,459,611      66,685,675     342,966,801
Changes From Operations:
   - Net investment income (loss)                     235,799       1,343,379        (992,995)     (6,058,742)
   - Net realized gain (loss) on investments         (199,084)     (1,104,881)             80             533
   - Net change in unrealized appreciation or
     depreciation on investments                   (1,028,130)     (6,616,290)             (3)             (7)
                                                  -----------    ------------    ------------   -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   (991,415)     (6,377,792)       (992,918)     (6,058,216)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               112,003       9,588,312         875,212      61,430,304
   - Contract withdrawals and transfers to
     annuity reserves                              (3,569,112)    (10,164,643)    (50,031,791)   (222,593,306)
   - Contract transfers                              (872,955)     (1,703,558)     44,492,985     182,322,287
                                                  -----------    ------------    ------------   -------------
                                                   (4,330,064)     (2,279,889)     (4,663,594)     21,159,285
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                               21,901              --          10,951              --
   - Annuity Payments                                  (3,185)         (4,072)        (47,191)        (35,563)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 (2)          1,439             118           2,981
                                                  -----------    ------------    ------------   -------------
                                                       18,714          (2,633)        (36,122)        (32,582)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (4,311,350)     (2,282,522)     (4,699,716)     21,126,703
                                                  -----------    ------------    ------------   -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (5,302,765)     (8,660,314)     (5,692,634)     15,068,487
                                                  -----------    ------------    ------------   -------------
NET ASSETS AT DECEMBER 31, 2011                   $17,121,039    $102,799,297    $ 60,993,041   $ 358,035,288
                                                  ===========    ============    ============   =============

                                                                                                                  LVIP
                                                      LVIP           LVIP           LVIP           LVIP        PROTECTED
                                                   PROTECTED      PROTECTED      PROTECTED      PROTECTED       PROFILE
                                                  PROFILE 2010   PROFILE 2020   PROFILE 2030   PROFILE 2040   CONSERVATIVE
                                                 SERVICE CLASS  SERVICE CLASS  SERVICE CLASS  SERVICE CLASS  SERVICE CLASS
                                                   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 -------------  -------------  -------------  -------------  -------------
NET ASSETS AT JANUARY 1, 2010                     $ 9,115,520    $15,652,752    $10,817,678    $5,177,281    $309,685,249
Changes From Operations:
   - Net investment income (loss)                     (75,180)      (159,199)      (123,078)      (61,852)      6,390,633
   - Net realized gain (loss) on investments          276,093        262,621        389,107        96,023       6,577,060
   - Net change in unrealized appreciation or
     depreciation on investments                      584,723      1,537,479        690,289       573,553      15,747,029
                                                  -----------    -----------    -----------    ----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    785,636      1,640,901        956,318       607,724      28,714,722
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                28,858        312,814         86,453       313,650      62,532,612
   - Contract withdrawals and transfers to
     annuity reserves                                (788,947)    (1,227,611)    (1,411,566)     (183,155)    (37,799,172)
   - Contract transfers                              (541,769)     1,794,626        184,880       377,612      16,284,541
                                                  -----------    -----------    -----------    ----------    ------------
                                                   (1,301,858)       879,829     (1,140,233)      508,107      41,017,981
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --             --             --            --              --
   - Annuity Payments                                      --             --             --            --        (743,624)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 --             --             --            --              --
                                                  -----------    -----------    -----------    ----------    ------------
                                                           --             --             --            --        (743,624)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          (1,301,858)       879,829     (1,140,233)      508,107      40,274,357
                                                  -----------    -----------    -----------    ----------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (516,222)     2,520,730       (183,915)    1,115,831      68,989,079
                                                  -----------    -----------    -----------    ----------    ------------
NET ASSETS AT DECEMBER 31, 2010                     8,599,298     18,173,482     10,633,763     6,293,112     378,674,328
Changes From Operations:
   - Net investment income (loss)                     (79,972)      (158,220)      (116,043)      (68,617)        319,918
   - Net realized gain (loss) on investments          364,891        433,508        470,478       190,417       9,084,870
   - Net change in unrealized appreciation or
     depreciation on investments                     (340,614)      (562,311)      (580,438)     (349,307)     (2,592,841)
                                                  -----------    -----------    -----------    ----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    (55,695)      (287,023)      (226,003)     (227,507)      6,811,947
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                10,025        281,232        103,722       249,553      53,173,268
   - Contract withdrawals and transfers to
     annuity reserves                              (1,587,288)      (938,371)      (703,988)     (179,395)    (44,147,442)
   - Contract transfers                               892,648       (547,852)       219,449      (472,711)     23,171,800
                                                  -----------    -----------    -----------    ----------    ------------
                                                     (684,615)    (1,204,991)      (380,817)     (402,553)     32,197,626
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --             --             --            --              --
   - Annuity Payments                                      --             --             --            --              --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 --             --             --            --              --
                                                  -----------    -----------    -----------    ----------    ------------
                                                           --             --             --            --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            (684,615)    (1,204,991)      (380,817)     (402,553)     32,197,626
                                                  -----------    -----------    -----------    ----------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (740,310)    (1,492,014)      (606,820)     (630,060)     39,009,573
                                                  -----------    -----------    -----------    ----------    ------------
NET ASSETS AT DECEMBER 31, 2011                   $ 7,858,988    $16,681,468    $10,026,943    $5,663,052    $417,683,901
                                                  ===========    ===========    ===========    ==========    ============

                                                                       LVIP                       LVIP SSgA
                                                      LVIP          PROTECTED                    CONSERVATIVE
                                                   PROTECTED         PROFILE       LVIP SSgA        INDEX
                                                 PROFILE GROWTH      MODERATE      BOND INDEX     ALLOCATION
                                                 SERVICE CLASS    SERVICE CLASS  SERVICE CLASS  SERVICE CLASS
                                                   SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 --------------  --------------  -------------  -------------
NET ASSETS AT JANUARY 1, 2010                     $543,175,797   $  890,296,676  $491,682,947    $        --
Changes From Operations:
   - Net investment income (loss)                    5,425,579        9,998,737     2,689,737         (1,716)
   - Net realized gain (loss) on investments        (6,046,983)        (191,090)    3,713,732            198
   - Net change in unrealized appreciation or
     depreciation on investments                    60,367,344       82,172,467    14,201,350         16,984
                                                  ------------   --------------  ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  59,745,940       91,980,114    20,604,819         15,466
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             68,805,400      137,246,315   237,593,691      1,993,980
   - Contract withdrawals and transfers to
     annuity reserves                              (41,769,851)     (74,602,831)  (38,670,764)          (874)
   - Contract transfers                             19,829,616       33,390,640   237,564,355        935,738
                                                  ------------   --------------  ------------    -----------
                                                    46,865,165       96,034,124   436,487,282      2,928,844
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                 9,009           26,098            --             --
   - Annuity Payments                                  (31,038)         (52,010)           --             --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                              (1,483)             912            --             --
                                                  ------------   --------------  ------------    -----------
                                                       (23,512)         (25,000)           --             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           46,841,653       96,009,124   436,487,282      2,928,844
                                                  ------------   --------------  ------------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            106,587,593      187,989,238   457,092,101      2,944,310
                                                  ------------   --------------  ------------    -----------
NET ASSETS AT DECEMBER 31, 2010                    649,763,390    1,078,285,914   948,775,048      2,944,310
Changes From Operations:
   - Net investment income (loss)                      406,554       (2,002,753)   10,519,319       (235,552)
   - Net realized gain (loss) on investments         1,515,003       10,729,140    12,398,588          8,412
   - Net change in unrealized appreciation or
     depreciation on investments                   (17,589,904)     (20,085,743)   28,757,125        139,610
                                                  ------------   --------------  ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                 (15,668,347)     (11,359,356)   51,675,032        (87,530)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            120,979,483      165,750,552    34,358,906     17,799,756
   - Contract withdrawals and transfers to
     annuity reserves                              (51,170,270)    (112,712,990)  (68,435,804)      (983,185)
   - Contract transfers                             29,696,698       51,410,193   (13,657,984)    12,341,307
                                                  ------------   --------------  ------------    -----------
                                                    99,505,911      104,447,755   (47,734,882)    29,157,878
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                    --               --            --             --
   - Annuity Payments                                 (220,764)         (19,105)           --             --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                             (30,149)           1,064            --             --
                                                  ------------   --------------  ------------    -----------
                                                      (250,913)         (18,041)           --             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           99,254,998      104,429,714   (47,734,882)    29,157,878
                                                  ------------   --------------  ------------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             83,586,651       93,070,358     3,940,150     29,070,348
                                                  ------------   --------------  ------------    -----------
NET ASSETS AT DECEMBER 31, 2011                   $733,350,041   $1,171,356,272  $952,715,198    $32,014,658
                                                  ============   ==============  ============    ===========

See accompanying notes.

                                                   LVIP SSgA
                                                 CONSERVATIVE       LVIP SSgA        LVIP SSgA       LVIP SSgA
                                                  STRUCTURED        DEVELOPED         EMERGING        EMERGING
                                                  ALLOCATION    INTERNATIONAL 150   MARKETS 100     MARKETS 100
                                                 SERVICE CLASS    SERVICE CLASS    STANDARD CLASS  SERVICE CLASS
                                                  SUBACCOUNT       SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                 -------------  -----------------  --------------  -------------
NET ASSETS AT JANUARY 1, 2010                    $         --     $ 68,094,266        $    --      $ 82,652,795
Changes From Operations:
   - Net investment income (loss)                      (7,299)        (490,811)            --          (715,311)
   - Net realized gain (loss) on investments              124        1,526,279             --         6,136,390
   - Net change in unrealized appreciation or
     depreciation on investments                       74,302        8,038,660             --        24,622,099
                                                 ------------     ------------        -------      ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     67,127        9,074,128             --        30,043,178
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             8,918,672       34,957,496             --        34,875,760
   - Contract withdrawals and transfers to
     annuity reserves                                 (23,451)      (4,971,227)            --        (7,018,054)
   - Contract transfers                             1,632,502       31,138,448             --        27,876,630
                                                 ------------     ------------        -------      ------------
                                                   10,527,723       61,124,717             --        55,734,336
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --               --             --            24,025
   - Annuity Payments                                      --               --             --              (610)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 --               --             --               (12)
                                                 ------------     ------------        -------      ------------
                                                           --               --             --            23,403
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          10,527,723       61,124,717             --        55,757,739
                                                 ------------     ------------        -------      ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            10,594,850       70,198,845             --        85,800,917
                                                 ------------     ------------        -------      ------------
NET ASSETS AT DECEMBER 31, 2010                    10,594,850      138,293,111             --       168,453,712
Changes From Operations:
   - Net investment income (loss)                  (1,202,369)         803,935            (17)        1,102,006
   - Net realized gain (loss) on investments           61,011        2,874,581             (1)       21,257,335
   - Net change in unrealized appreciation or
     depreciation on investments                      925,497      (23,168,217)          (596)      (50,496,450)
                                                 ------------     ------------        -------      ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   (215,861)     (19,489,701)          (614)      (28,137,109)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            90,779,024        4,720,562         14,701        13,217,882
   - Contract withdrawals and transfers to
     annuity reserves                              (3,261,125)      (8,427,426)            --       (11,343,105)
   - Contract transfers                            45,644,188       15,029,824             --        13,790,558
                                                 ------------     ------------        -------      ------------
                                                  133,162,087       11,322,960         14,701        15,665,335
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --               --             --                --
   - Annuity Payments                                      --               --             --            (1,804)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 --               --             --                 2
                                                 ------------     ------------        -------      ------------
                                                           --               --             --            (1,802)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                         133,162,087       11,322,960         14,701        15,663,533
                                                 ------------     ------------        -------      ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS           132,946,226       (8,166,741)        14,087       (12,473,576)
                                                 ------------     ------------        -------      ------------
NET ASSETS AT DECEMBER 31, 2011                  $143,541,076     $130,126,370        $14,087      $155,980,136
                                                 ============     ============        =======      ============

                                                                                                                  LVIP SSgA
                                                    LVIP SSgA       LVIP SSgA                     LVIP SSgA       MODERATE
                                                 GLOBAL TACTICAL  INTERNATIONAL    LVIP SSgA    MODERATE INDEX   STRUCTURED
                                                    ALLOCATION        INDEX      LARGE CAP 100    ALLOCATION     ALLOCATION
                                                  SERVICE CLASS   SERVICE CLASS  SERVICE CLASS  SERVICE CLASS   SERVICE CLASS
                                                    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 ---------------  -------------  -------------  --------------  -------------
NET ASSETS AT JANUARY 1, 2010                     $ 54,613,994    $ 94,717,158   $141,798,422    $        --    $         --
Changes From Operations:
   - Net investment income (loss)                     (450,386)       (304,757)    (1,076,571)        (3,272)        (22,507)
   - Net realized gain (loss) on investments        (2,071,293)      1,545,817      5,865,615             19           1,465
   - Net change in unrealized appreciation or
     depreciation on investments                     6,291,080      11,906,422     30,666,851         48,766         277,191
                                                  ------------    ------------   ------------    -----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   3,769,401      13,147,482     35,455,895         45,513         256,149
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              8,842,163      53,322,384     68,846,694      3,195,965      25,506,025
   - Contract withdrawals and transfers to
     annuity reserves                               (3,845,612)     (7,268,652)   (12,248,440)        (2,608)        (26,596)
   - Contract transfers                                617,106      44,705,422     55,402,184        881,535       2,821,498
                                                  ------------    ------------   ------------    -----------    ------------
                                                     5,613,657      90,759,154    112,000,438      4,074,892      28,300,927
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                    --              --             --             --              --
   - Annuity Payments                                       --              --             --             --              --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                  --              --             --             --              --
                                                  ------------    ------------   ------------    -----------    ------------
                                                            --              --             --             --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            5,613,657      90,759,154    112,000,438      4,074,892      28,300,927
                                                  ------------    ------------   ------------    -----------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS              9,383,058     103,906,636    147,456,333      4,120,405      28,557,076
                                                  ------------    ------------   ------------    -----------    ------------
NET ASSETS AT DECEMBER 31, 2010                     63,997,052     198,623,794    289,254,755      4,120,405      28,557,076
Changes From Operations:
   - Net investment income (loss)                     (341,821)     (1,096,819)    (1,003,652)      (602,286)     (2,921,784)
   - Net realized gain (loss) on investments        (2,944,102)      3,106,004     13,482,808       (158,711)        (11,678)
   - Net change in unrealized appreciation or
     depreciation on investments                    (2,922,772)    (30,438,210)   (10,753,276)      (596,864)     (4,288,424)
                                                  ------------    ------------   ------------    -----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  (6,208,695)    (28,429,025)     1,725,880     (1,357,861)     (7,221,886)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             95,861,046       7,519,852     10,563,902     48,621,664     234,387,115
   - Contract withdrawals and transfers to
     annuity reserves                               (9,222,543)    (11,042,155)   (18,553,120)    (1,337,773)     (6,737,881)
   - Contract transfers                             85,958,734      25,189,030       (839,125)    19,781,213      83,978,081
                                                  ------------    ------------   ------------    -----------    ------------
                                                   172,597,237      21,666,727     (8,828,343)    67,065,104     311,627,315
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                               923,082              --             --             --          40,477
   - Annuity Payments                                 (109,433)             --             --             --          (4,023)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 215              --             --             --              --
                                                  ------------    ------------   ------------    -----------    ------------
                                                       813,864              --             --             --          36,454
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          173,411,101      21,666,727     (8,828,343)    67,065,104     311,663,769
                                                  ------------    ------------   ------------    -----------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            167,202,406      (6,762,298)    (7,102,463)    65,707,243     304,441,883
                                                  ------------    ------------   ------------    -----------    ------------
NET ASSETS AT DECEMBER 31, 2011                   $231,199,458    $191,861,496   $282,152,292    $69,827,648    $332,998,959
                                                  ============    ============   ============    ===========    ============

                                                   LVIP SSgA      LVIP SSgA
                                                   MODERATELY     MODERATELY
                                                   AGGRESSIVE     AGGRESSIVE
                                                     INDEX        STRUCTURED      LVIP SSgA      LVIP SSgA
                                                   ALLOCATION     ALLOCATION    S&P 500 INDEX  S&P 500 INDEX
                                                 SERVICE CLASS  SERVICE CLASS  STANDARD CLASS  SERVICE CLASS
                                                   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                                 -------------  -------------  --------------  -------------
NET ASSETS AT JANUARY 1, 2010                     $        --   $         --     $1,551,468    $217,699,880
Changes From Operations:
   - Net investment income (loss)                      (2,740)       (13,715)        (6,015)     (1,750,283)
   - Net realized gain (loss) on investments               28         12,539        104,960       3,113,596
   - Net change in unrealized appreciation or
     depreciation on investments                       36,745        218,707        135,215      43,759,940
                                                  -----------   ------------     ----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     34,033        217,531        234,160      45,123,253
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             5,379,516     15,021,619          1,698      97,121,325
   - Contract withdrawals and transfers to
     annuity reserves                                  (3,259)       (42,615)      (413,670)    (18,938,137)
   - Contract transfers                               437,612        880,616        639,099      77,904,247
                                                  -----------   ------------     ----------    ------------
                                                    5,813,869     15,859,620        227,127     156,087,435
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --             --             --              --
   - Annuity Payments                                      --             --             --              --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 --             --             --              --
                                                  -----------   ------------     ----------    ------------
                                                           --             --             --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           5,813,869     15,859,620        227,127     156,087,435
                                                  -----------   ------------     ----------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS             5,847,902     16,077,151        461,287     201,210,688
                                                  -----------   ------------     ----------    ------------
NET ASSETS AT DECEMBER 31, 2010                     5,847,902     16,077,151      2,012,755     418,910,568
Changes From Operations:
   - Net investment income (loss)                    (660,775)    (2,085,744)       (12,393)     (4,353,527)
   - Net realized gain (loss) on investments         (182,633)      (390,059)       119,002      13,942,610
   - Net change in unrealized appreciation or
     depreciation on investments                   (1,619,999)    (6,726,012)      (100,731)     (8,757,497)
                                                  -----------   ------------     ----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                 (2,463,407)    (9,201,815)         5,878         831,586
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            57,995,739    177,538,678          5,489      18,594,423
   - Contract withdrawals and transfers to
     annuity reserves                                (976,744)    (3,851,803)      (285,020)    (25,086,879)
   - Contract transfers                            14,777,315     56,786,695        157,961       7,922,609
                                                  -----------   ------------     ----------    ------------
                                                   71,796,310    230,473,570       (121,570)      1,430,153
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --             --             --              --
   - Annuity Payments                                      --             --             --              --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                 --             --             --              --
                                                  -----------   ------------     ----------    ------------
                                                           --             --             --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          71,796,310    230,473,570       (121,570)      1,430,153
                                                  -----------   ------------     ----------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            69,332,903    221,271,755       (115,692)      2,261,739
                                                  -----------   ------------     ----------    ------------
NET ASSETS AT DECEMBER 31, 2011                   $75,180,805   $237,348,906     $1,897,063    $421,172,307
                                                  ===========   ============     ==========    ============

See accompanying notes.

                                                                                     LVIP SSgA    LVIP T. ROWE
                                                    LVIP SSgA        LVIP SSgA       SMALL-MID    PRICE GROWTH
                                                 SMALL-CAP INDEX  SMALL-CAP INDEX     CAP 200         STOCK
                                                 STANDARD CLASS    SERVICE CLASS   SERVICE CLASS  SERVICE CLASS
                                                   SUBACCOUNT        SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                                 ---------------  ---------------  -------------  -------------
NET ASSETS AT JANUARY 1, 2010                        $    --       $ 63,133,650     $44,470,690    $43,985,519
Changes From Operations:
   - Net investment income (loss)                         --         (1,164,292)         60,164       (865,591)
   - Net realized gain (loss) on investments              --          2,240,480       4,730,856      1,883,124
   - Net change in unrealized appreciation or
     depreciation on investments                          --         20,360,581      11,733,512      6,823,954
                                                     -------       ------------     -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                        --         21,436,769      16,524,532      7,841,487
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                   --         28,335,340      23,604,937     11,793,471
   - Contract withdrawals and transfers to
     annuity reserves                                     --         (4,446,436)     (4,127,598)    (2,985,874)
   - Contract transfers                                   --         14,229,059      14,403,314     10,668,653
                                                     -------       ------------     -----------    -----------
                                                          --         38,117,963      33,880,653     19,476,250
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                  --                 --              --         42,538
   - Annuity Payments                                     --                 --              --         (4,248)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                --                 --              --            (20)
                                                     -------       ------------     -----------    -----------
                                                          --                 --              --         38,270
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                 --         38,117,963      33,880,653     19,514,520
                                                     -------       ------------     -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   --         59,554,732      50,405,185     27,356,007
                                                     -------       ------------     -----------    -----------
NET ASSETS AT DECEMBER 31, 2010                           --        122,688,382      94,875,875     71,341,526
Changes From Operations:
   - Net investment income (loss)                        (14)        (1,962,949)       (287,076)    (1,434,118)
   - Net realized gain (loss) on investments              --          4,949,130       4,788,670      3,390,348
   - Net change in unrealized appreciation or
     depreciation on investments                         (77)       (10,335,199)     (8,045,424)    (5,712,295)
                                                     -------       ------------     -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                       (91)        (7,349,018)     (3,543,830)    (3,756,065)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               11,760          9,273,916       6,481,247     17,674,331
   - Contract withdrawals and transfers to
     annuity reserves                                     --         (6,934,357)     (5,371,284)    (5,632,248)
   - Contract transfers                                   --          8,516,634      (2,781,888)     6,406,041
                                                     -------       ------------     -----------    -----------
                                                      11,760         10,856,193      (1,671,925)    18,448,124
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                  --                 --              --             --
   - Annuity Payments                                     --                 --              --         (3,261)
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                --                 --              --              5
                                                     -------       ------------     -----------    -----------
                                                          --                 --              --         (3,256)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             11,760         10,856,193      (1,671,925)    18,444,868
                                                     -------       ------------     -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               11,669          3,507,175      (5,215,755)    14,688,803
                                                     -------       ------------     -----------    -----------
NET ASSETS AT DECEMBER 31, 2011                      $11,669       $126,195,557     $89,660,120    $86,030,329
                                                     =======       ============     ===========    ===========

                                                   LVIP T. ROWE      LVIP T. ROWE                                       LVIP
                                                 PRICE STRUCTURED  PRICE STRUCTURED                   LVIP TURNER     VANGUARD
                                                      MID-CAP           MID-CAP      LVIP TEMPLETON     MID-CAP       DOMESTIC
                                                      GROWTH            GROWTH           GROWTH         GROWTH       EQUITY ETF
                                                  STANDARD CLASS     SERVICE CLASS    SERVICE CLASS  SERVICE CLASS  SERVICE CLASS
                                                    SUBACCOUNT        SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 ----------------  ----------------  --------------  -------------  -------------
NET ASSETS AT JANUARY 1, 2010                       $2,212,388       $28,997,538      $ 77,857,452    $15,157,607    $        --
Changes From Operations:
   - Net investment income (loss)                      (40,107)         (559,636)          140,366       (302,281)            --
   - Net realized gain (loss) on investments           110,538         1,375,428        (1,663,025)      (110,955)            --
   - Net change in unrealized appreciation or
     depreciation on investments                       490,498         8,120,728         6,401,308      4,868,079             --
                                                    ----------       -----------      ------------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     560,929         8,936,520         4,878,649      4,454,843             --
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                  8,750         7,645,640        14,841,125      3,754,354             --
   - Contract withdrawals and transfers to
     annuity reserves                                 (228,751)       (2,176,383)       (4,221,944)      (983,578)            --
   - Contract transfers                                321,528         4,157,691         9,100,576      7,055,388             --
                                                    ----------       -----------      ------------    -----------    -----------
                                                       101,527         9,626,948        19,719,757      9,826,164             --
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                    --                --                --             --             --
   - Annuity Payments                                       --                --                --          3,836             --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                  --                --                --             --             --
                                                    ----------       -----------      ------------    -----------    -----------
                                                            --                --                --          3,836             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                              101,527         9,626,948        19,719,757      9,830,000             --
                                                    ----------       -----------      ------------    -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                662,456        18,563,468        24,598,406     14,284,843             --
                                                    ----------       -----------      ------------    -----------    -----------
NET ASSETS AT DECEMBER 31, 2010                      2,874,844        47,561,006       102,455,858     29,442,450             --
Changes From Operations:
   - Net investment income (loss)                      (44,909)         (910,514)          484,955       (607,318)       (10,955)
   - Net realized gain (loss) on investments           279,259         2,416,584           (78,063)     1,087,816        (32,241)
   - Net change in unrealized appreciation or
     depreciation on investments                      (344,508)       (5,038,921)       (6,664,799)    (4,700,882)       334,012
                                                    ----------       -----------      ------------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    (110,158)       (3,532,851)       (6,257,907)    (4,220,384)       290,816
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                 38,881        12,913,007        21,358,554      7,912,031      7,277,008
   - Contract withdrawals and transfers to
     annuity reserves                                 (573,383)       (3,531,221)       (6,386,922)    (2,631,161)      (136,959)
   - Contract transfers                                (45,546)        6,815,138         7,504,247      3,665,151      7,140,626
                                                    ----------       -----------      ------------    -----------    -----------
                                                      (580,048)       16,196,924        22,475,879      8,946,021     14,280,675
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                    --                --                --             --             --
   - Annuity Payments                                       --                --                --             --             --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                  --                --                --             --             --
                                                    ----------       -----------      ------------    -----------    -----------
                                                            --                --                --             --             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             (580,048)       16,196,924        22,475,879      8,946,021     14,280,675
                                                    ----------       -----------      ------------    -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               (690,206)       12,664,073        16,217,972      4,725,637     14,571,491
                                                    ----------       -----------      ------------    -----------    -----------
NET ASSETS AT DECEMBER 31, 2011                     $2,184,638       $60,225,079      $118,673,830    $34,168,087    $14,571,491
                                                    ==========       ===========      ============    ===========    ===========

                                                     LVIP
                                                   VANGUARD          LVIP        LORD ABBETT
                                                 INTERNATIONAL    WELLS FARGO    FUNDAMENTAL      MFS VIT
                                                  EQUITY ETF    INTRINSIC VALUE    EQUITY       CORE EQUITY
                                                 SERVICE CLASS   SERVICE CLASS    CLASS VC     SERVICE CLASS
                                                  SUBACCOUNT      SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 -------------  ---------------  ------------  -------------
NET ASSETS AT JANUARY 1, 2010                     $       --      $26,857,754    $ 4,767,170    $2,974,261
Changes From Operations:
   - Net investment income (loss)                         --         (212,478)       (36,140)      (19,633)
   - Net realized gain (loss) on investments              --         (736,424)       129,017        70,733
   - Net change in unrealized appreciation or
     depreciation on investments                          --        4,601,006      1,284,818       316,151
                                                  ----------      -----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                        --        3,652,104      1,377,695       367,251
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                   --        2,131,422      1,239,709         9,266
   - Contract withdrawals and transfers to
     annuity reserves                                     --       (1,692,419)      (242,188)     (364,118)
   - Contract transfers                                   --       (3,416,212)     2,840,582      (257,013)
                                                  ----------      -----------    -----------    ----------
                                                          --       (2,977,209)     3,838,103      (611,865)
   Annuity Reserves:
   - Transfer from accumulation units and
      between subaccounts                                 --               --             --            --
   - Annuity Payments                                     --               --             --            --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                --               --             --            --
                                                  ----------      -----------    -----------    ----------
                                                          --               --             --            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                 --       (2,977,209)     3,838,103      (611,865)
                                                  ----------      -----------    -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   --          674,895      5,215,798      (244,614)
                                                  ----------      -----------    -----------    ----------
NET ASSETS AT DECEMBER 31, 2010                           --       27,532,649      9,982,968     2,729,647
Changes From Operations:
   - Net investment income (loss)                    (40,420)        (265,802)       (85,027)      (23,981)
   - Net realized gain (loss) on investments         (12,361)         113,066        713,316       126,927
   - Net change in unrealized appreciation or
     depreciation on investments                    (497,798)      (1,505,449)    (1,308,409)     (163,830)
                                                  ----------      -----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  (550,579)      (1,658,185)      (680,120)      (60,884)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            4,080,091        4,091,396      1,411,940         1,427
   - Contract withdrawals and transfers to
     annuity reserves                                (98,722)      (2,112,983)      (351,522)     (322,860)
   - Contract transfers                            5,484,597        3,731,494      4,072,015      (122,313)
                                                  ----------      -----------    -----------    ----------
                                                   9,465,966        5,709,907      5,132,433      (443,746)
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                  --               --             --            --
   - Annuity Payments                                     --               --             --            --
   - Receipt (reimbursement) of mortality
     guarantee adjustments                                --               --             --            --
                                                  ----------      -----------    -----------    ----------
                                                          --               --             --            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          9,465,966        5,709,907      5,132,433      (443,746)
                                                  ----------      -----------    -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            8,915,387        4,051,722      4,452,313      (504,630)
                                                  ----------      -----------    -----------    ----------
NET ASSETS AT DECEMBER 31, 2011                   $8,915,387      $31,584,371    $14,435,281    $2,225,017
                                                  ==========      ===========    ===========    ==========

See accompanying notes.

                                                              MFS VIT        MFS VIT        MFS VIT        MFS VIT
                                                              GROWTH          GROWTH      TOTAL RETURN  TOTAL RETURN
                                                           INITIAL CLASS  SERVICE CLASS  INITIAL CLASS  SERVICE CLASS
                                                            SUBACCOUNT      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                           -------------  -------------  -------------  -------------
NET ASSETS AT JANUARY 1, 2010                               $3,274,416     $10,054,060    $15,719,007   $296,846,148
Changes From Operations:
   - Net investment income (loss)                              (38,941)       (187,299)       196,816      2,679,650
   - Net realized gain (loss) on investments                  (136,016)        594,943       (150,372)    (3,853,276)
   - Net change in unrealized appreciation or
     depreciation on investments                               555,155       1,275,862      1,092,050     24,515,078
                                                            ----------     -----------    -----------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                             380,198       1,683,506      1,138,494     23,341,452
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                         26,060       2,828,157         61,923     19,006,217
   - Contract withdrawals and transfers to annuity
     reserves                                                 (419,795)     (1,251,027)    (2,070,731)   (31,552,826)
   - Contract transfers                                       (111,343)      1,201,985       (704,705)    13,261,012
                                                            ----------     -----------    -----------   ------------
                                                              (505,078)      2,779,115     (2,713,513)       714,403
   Annuity Reserves:
   - Transfer from accumulation units and between
     subaccounts                                                    --              --           (153)            --
   - Annuity Payments                                           (2,387)         (1,643)        (2,474)       (11,949)
   - Receipt (reimbursement) of mortality guarantee
     adjustments                                                 1,092              --           (101)         1,022
                                                            ----------     -----------    -----------   ------------
                                                                (1,295)         (1,643)        (2,728)       (10,927)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                               (506,373)      2,777,472     (2,716,241)       703,476
                                                            ----------     -----------    -----------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       (126,175)      4,460,978     (1,577,747)    24,044,928
                                                            ----------     -----------    -----------   ------------
NET ASSETS AT DECEMBER 31, 2010                              3,148,241      14,515,038     14,141,260    320,891,076
Changes From Operations:
   - Net investment income (loss)                              (36,171)       (264,042)       144,771      2,217,903
   - Net realized gain (loss) on investments                   (35,440)        917,966         47,866          5,495
   - Net change in unrealized appreciation or
     depreciation on investments                                28,140      (1,386,788)      (135,577)    (2,431,051)
                                                            ----------     -----------    -----------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                             (43,471)       (732,864)        57,060       (207,653)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                            679       3,648,885        137,562      9,037,407
   - Contract withdrawals and transfers to annuity
     reserves                                                 (375,644)     (1,267,920)    (2,022,690)   (34,122,423)
   - Contract transfers                                        (63,375)      2,443,009       (554,675)    (8,160,841)
                                                            ----------     -----------    -----------   ------------
                                                              (438,340)      4,823,974     (2,439,803)   (33,245,857)
   Annuity Reserves:
   - Transfer from accumulation units and between
     subaccounts                                                    --              --             --             --
   - Annuity Payments                                           (2,564)           (186)        (2,698)       (12,309)
   - Receipt (reimbursement) of mortality guarantee
     adjustments                                                 1,046              --             53         (1,141)
                                                            ----------     -----------    -----------   ------------
                                                                (1,518)           (186)        (2,645)       (13,450)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                               (439,858)      4,823,788     (2,442,448)   (33,259,307)
                                                            ----------     -----------    -----------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       (483,329)      4,090,924     (2,385,388)   (33,466,960)
                                                            ----------     -----------    -----------   ------------
NET ASSETS AT DECEMBER 31, 2011                             $2,664,912     $18,605,962    $11,755,872   $287,424,116
                                                            ==========     ===========    ===========   ============

                                                                                          MORGAN
                                                                                          STANLEY
                                                             MFS VIT        MFS VIT     UIF CAPITAL      NB AMT
                                                            UTILITIES      UTILITIES      GROWTH        MID-CAP           NB AMT
                                                          INITIAL CLASS  SERVICE CLASS   CLASS II    GROWTH I CLASS  REGENCY I CLASS
                                                            SUBACCOUNT     SUBACCOUNT   SUBACCOUNT     SUBACCOUNT       SUBACCOUNT
                                                          -------------  -------------  -----------  --------------  ---------------
NET ASSETS AT JANUARY 1, 2010                              $18,430,756   $167,168,663   $  709,340    $ 49,806,670    $ 56,317,829
Changes From Operations:
   - Net investment income (loss)                              223,517      2,305,204       (9,595)       (809,249)       (513,611)
   - Net realized gain (loss) on investments                   100,936     (3,323,740)      46,491       2,014,076        (692,719)
   - Net change in unrealized appreciation or
     depreciation on investments                               758,946     19,325,819      192,742      10,661,078      12,736,697
                                                          -------------  -------------  -----------  --------------  ---------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                           1,083,399     18,307,283      229,638      11,865,905      11,530,367
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                         68,312     10,502,284      224,727         304,435         258,961
   - Contract withdrawals and transfers to annuity
     reserves                                               (2,217,993)   (14,340,339)     (22,628)     (5,382,761)     (6,863,768)
   - Contract transfers                                     (4,982,013)    (5,204,747)     116,634      (3,373,006)     (6,088,448)
                                                          -------------  -------------  -----------  --------------  ---------------
                                                            (7,131,694)    (9,042,802)     318,733      (8,451,332)    (12,693,255)
   Annuity Reserves:
   - Transfer from accumulation units and between
     subaccounts                                                    --             --           --              --              --
   - Annuity Payments                                           (9,901)       (15,250)          --          (1,287)        (11,278)
   - Receipt (reimbursement) of mortality guarantee
     adjustments                                               (13,292)           474           --             666              46
                                                          -------------  -------------  -----------  --------------  ---------------
                                                               (23,193)       (14,776)          --            (621)        (11,232)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                             (7,154,887)    (9,057,578)     318,733      (8,451,953)    (12,704,487)
                                                          -------------  -------------  -----------  --------------  ---------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                     (6,071,488)     9,249,705      548,371       3,413,952      (1,174,120)
                                                          -------------  -------------  -----------  --------------  ---------------
NET ASSETS AT DECEMBER 31, 2010                             12,359,268    176,418,368    1,257,711      53,220,622      55,143,709
Changes From Operations:
   - Net investment income (loss)                              210,800      2,601,034      (12,885)       (801,816)       (496,589)
   - Net realized gain (loss) on investments                   403,867      3,150,618       65,784       4,471,252       1,331,664
   - Net change in unrealized appreciation or
     depreciation on investments                                14,610      2,571,192     (109,297)     (3,947,591)     (4,506,814)
                                                          -------------  -------------  -----------  --------------  ---------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                             629,277      8,322,844      (56,398)       (278,155)     (3,671,739)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                         23,794     16,241,582      145,663         353,084         424,829
   - Contract withdrawals and transfers to annuity
     reserves                                               (1,715,861)   (18,696,604)     (48,355)     (7,563,436)     (7,153,072)
   - Contract transfers                                       (500,851)     4,789,147      164,638      (3,026,562)     (4,607,942)
                                                          -------------  -------------  -----------  --------------  ---------------
                                                            (2,192,918)     2,334,125      261,946     (10,236,914)    (11,336,185)
   Annuity Reserves:
   - Transfer from accumulation units and between
     subaccounts                                                    --          9,907           --              --          24,639
   - Annuity Payments                                          (10,942)       (17,142)          --          (1,492)        (12,876)
   - Receipt (reimbursement) of mortality guarantee
     adjustments                                                 3,402            548           --             655              43
                                                          -------------  -------------  -----------  --------------  ---------------
                                                                (7,540)        (6,687)          --            (837)         11,806
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                             (2,200,458)     2,327,438      261,946     (10,237,751)    (11,324,379)
                                                          -------------  -------------  -----------  --------------  ---------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                     (1,571,181)    10,650,282      205,548     (10,515,906)    (14,996,118)
                                                          -------------  -------------  -----------  --------------  ---------------
NET ASSETS AT DECEMBER 31, 2011                            $10,788,087   $187,068,650   $1,463,259    $ 42,704,716    $ 40,147,591
                                                          =============  =============  ===========  ==============  ===============

                                                            OPPENHEIMER     PIMCO VIT     PUTNAM VT    PUTNAM VT
                                                              GLOBAL        COMMODITY       GLOBAL     GROWTH &
                                                            SECURITIES     REAL RETURN   HEALTH CARE    INCOME
                                                           SERVICE CLASS  ADVISOR CLASS    CLASS IB    CLASS IB
                                                            SUBACCOUNT      SUBACCOUNT    SUBACCOUNT  SUBACCOUNT
                                                           -------------  -------------  -----------  ----------
NET ASSETS AT JANUARY 1, 2010                               $1,260,958     $ 4,144,190   $3,309,551   $2,203,940
Changes From Operations:
   - Net investment income (loss)                               (1,355)        879,069       11,667         (437)
   - Net realized gain (loss) on investments                    35,798         (53,794)      27,074     (206,694)
   - Net change in unrealized appreciation or
     depreciation on investments                               399,422         848,474      (15,577)     432,181
                                                            ----------     -----------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                             433,865       1,673,749       23,164      225,050
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                        931,563         873,451        3,192        2,948
   - Contract withdrawals and transfers to annuity
     reserves                                                 (137,448)       (697,036)    (377,650)    (302,047)
   - Contract transfers                                      1,325,649       5,814,408      (74,335)    (124,495)
                                                            ----------     -----------   ----------   ----------
                                                             2,119,764       5,990,823     (448,793)    (423,594)
   Annuity Reserves:
   - Transfer from accumulation units and between
     subaccounts                                                    --          33,873           --           --
   - Annuity Payments                                               --            (294)          --           --
   - Receipt (reimbursement) of mortality guarantee
     adjustments                                                    --              --           --           --
                                                            ----------     -----------   ----------   ----------
                                                                    --          33,579           --           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                              2,119,764       6,024,402     (448,793)    (423,594)
                                                            ----------     -----------   ----------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                      2,553,629       7,698,151     (425,629)    (198,544)
                                                            ----------     -----------   ----------   ----------
NET ASSETS AT DECEMBER 31, 2010                              3,814,587      11,842,341    2,883,922    2,005,396
Changes From Operations:
   - Net investment income (loss)                               (7,626)      1,939,936      (21,420)      (6,936)
   - Net realized gain (loss) on investments                    62,846          50,504      102,418     (162,076)
   - Net change in unrealized appreciation or
     depreciation on investments                              (680,365)     (3,361,576)    (151,962)      74,332
                                                            ----------     -----------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                            (625,145)     (1,371,136)     (70,964)     (94,680)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                      1,019,326       2,118,409       46,422       70,045
   - Contract withdrawals and transfers to annuity
     reserves                                                 (193,587)     (1,690,248)    (361,960)    (496,045)
   - Contract transfers                                      2,768,097       3,399,357       80,815     (100,280)
                                                            ----------     -----------   ----------   ----------
                                                             3,593,836       3,827,518     (234,723)    (526,280)
   Annuity Reserves:
   - Transfer from accumulation units and between
     subaccounts                                                    --           4,148           --           --
   - Annuity Payments                                               --          (3,883)          --           --
   - Receipt (reimbursement) of mortality guarantee
     adjustments                                                    --             (18)          --           --
                                                            ----------     -----------   ----------   ----------
                                                                    --             247           --           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                              3,593,836       3,827,765     (234,723)    (526,280)
                                                            ----------     -----------   ----------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                      2,968,691       2,456,629     (305,687)    (620,960)
                                                            ----------     -----------   ----------   ----------
NET ASSETS AT DECEMBER 31, 2011                             $6,783,278     $14,298,970   $2,578,235   $1,384,436
                                                            ==========     ===========   ==========   ==========

See accompanying notes.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: Lincoln Life Variable Annuity Account N (the Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (the Company) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on November 24, 1998, are part of the operations of the Company. The Variable Account consists of nineteen products as follows:

     -    Lincoln ChoicePlus

     -    Lincoln ChoicePlus Access

     -    Lincoln ChoicePlus Bonus

     -    Lincoln ChoicePlus II

     -    Lincoln ChoicePlus II Access

     -    Lincoln ChoicePlus II Advance

     -    Lincoln ChoicePlus II Bonus

     -    Lincoln ChoicePlus Design

     -    Lincoln ChoicePlus Assurance A Share

     -    Lincoln ChoicePlus Assurance B Share

     -    Lincoln ChoicePlus Assurance Bonus

     -    Lincoln ChoicePlus Assurance C Share

     -    Lincoln ChoicePlus Assurance L Share

     -    Lincoln ChoicePlus Assurance A Class

     -    Lincoln ChoicePlus Assurance B Class

     -    Lincoln ChoicePlus Signature

     -    Lincoln ChoicePlus Rollover

     -    Lincoln ChoicePlus Fusion

     -    Lincoln Investment Solutions

The assets of the Variable Account are owned by the Company. The Variable Account's assets support the annuity contracts and may not be used to satisfy liabilities arising from any other business of the Company.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for unit investment trusts.

ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts as of the date of the financial statements. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts that require use of estimates is the fair value of certain assets.

INVESTMENTS: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of two hundred twelve available mutual funds (the Funds) of twenty diversified, open-ended management investment companies, each Fund with its own investment objective. The Funds are:

AllianceBernstein Variable Products Series Fund, Inc. (ABVPSF):
     ABVPSF Global Thematic Growth Class A Fund**
     ABVPSF Global Thematic Growth Class B Fund
     ABVPSF Growth and Income Class A Fund**
     ABVPSF Growth and Income Class B Fund
     ABVPSF International Value Class A Fund**
     ABVPSF International Value Class B Fund
     ABVPSF Large Cap Growth Class B Fund
     ABVPSF Small/Mid Cap Value Class A Fund**
     ABVPSF Small/Mid Cap Value Class B Fund
American Century Variable Portfolios, Inc. (American Century VP):
     American Century VP Inflation Protection Class I Portfolio** American Century VP Inflation Protection Class II Portfolio
American Funds Insurance Series (American Funds):
     American Funds Asset Allocation Class 1 Fund**
     American Funds Blue Chip Income & Growth Class 1 Fund**
     American Funds Bond Class 1 Fund**
     American Funds Global Balanced Class 1 Fund**
     American Funds Global Bond Class 1 Fund**
     American Funds Global Discovery Class 1 Fund**
     American Funds Global Growth Class 1 Fund**
     American Funds Global Growth Class 2 Fund
     American Funds Global Growth and Income Class 1 Fund**
     American Funds Global Small Capitalization Class 1 Fund**
     American Funds Global Small Capitalization Class 2 Fund
     American Funds Growth Class 1 Fund**
     American Funds Growth Class 2 Fund
     American Funds Growth-Income Class 1 Fund**
     American Funds Growth-Income Class 2 Fund
     American Funds High-Income Bond Class 1 Fund**
     American Funds International Class 1 Fund**
     American Funds International Class 2 Fund
     American Funds International Growth and Income Class 1 Fund** American Funds Mortgage Bond Class 1 Fund**
     American Funds New World Class 1 Fund**
     American Funds U.S. Government/AAA-Rated Securities Class 1 Fund** BlackRock Variable Series Funds, Inc. (BlackRock):
     BlackRock Global Allocation V.I. Class I Fund**
     BlackRock Global Allocation V.I. Class III Fund
Delaware VIP Trust (Delaware VIP):
     Delaware VIP Diversified Income Standard Class Series**
     Delaware VIP Diversified Income Service Class Series

     Delaware VIP Emerging Markets Standard Class Series**
     Delaware VIP Emerging Markets Service Class Series
     Delaware VIP High Yield Standard Class Series
     Delaware VIP High Yield Service Class Series
     Delaware VIP International Value Equity Standard Class Series Delaware VIP Limited-Term Diversified Income Standard Class Series** Delaware VIP Limited-Term Diversified Income Service Class Series Delaware VIP REIT Standard Class Series
     Delaware VIP REIT Service Class Series
     Delaware VIP Small Cap Value Standard Class Series
     Delaware VIP Small Cap Value Service Class Series
     Delaware VIP Smid Cap Growth Standard Class Series
     Delaware VIP Smid Cap Growth Service Class Series
     Delaware VIP U.S. Growth Standard Class Series**
     Delaware VIP U.S. Growth Service Class Series
     Delaware VIP Value Standard Class Series
     Delaware VIP Value Service Class Series
DWS Scudder VIP Funds (DWS VIP):
     DWS VIP Alternative Asset Allocation Plus Class A Fund**
     DWS VIP Alternative Asset Allocation Plus Class B Fund
     DWS VIP Equity 500 Index Class A Fund
     DWS VIP Equity 500 Index Class B Fund
     DWS VIP Small Cap Index Class A Fund
     DWS VIP Small Cap Index Class B Fund
Fidelity Variable Insurance Products Fund (Fidelity VIP):
     Fidelity VIP Contrafund Initial Class Portfolio**
     Fidelity VIP Contrafund Service Class 2 Portfolio
     Fidelity VIP Equity-Income Initial Class Portfolio
     Fidelity VIP Equity-Income Service Class 2 Portfolio
     Fidelity VIP Growth Initial Class Portfolio
     Fidelity VIP Growth Service Class 2 Portfolio
     Fidelity VIP Mid Cap Initial Class Portfolio**
     Fidelity VIP Mid Cap Service Class 2 Portfolio
     Fidelity VIP Overseas Initial Class Portfolio
     Fidelity VIP Overseas Service Class 2 Portfolio
Franklin Templeton Variable Insurance Products Trust (FTVIPT):
     FTVIPT Franklin Income Securities Class 1 Fund**
     FTVIPT Franklin Income Securities Class 2 Fund
     FTVIPT Franklin Small-Mid Cap Growth Securities Class 1 Fund** FTVIPT Franklin Small-Mid Cap Growth Securities Class 2 Fund
     FTVIPT Mutual Shares Securities Class 1 Fund**
     FTVIPT Mutual Shares Securities Class 2 Fund
     FTVIPT Templeton Global Bond Securities Class 2 Fund
     FTVIPT Templeton Growth Securities Class 2 Fund
Goldman Sachs Variable Insurance Trust (Goldman Sachs VIT):
     Goldman Sachs VIT Large Cap Value Service Class Fund
Hunting VA Funds:
     Huntington VA Balanced Fund
     Huntington VA Dividend Capture Fund
Invesco Variable Insurance Funds (Invesco V.I.):
     Invesco V.I. Capital  Appreciation Series I Fund
     Invesco V.I. Capital Appreciation Series II Fund
     Invesco V.I. Core Equity Series I Fund
     Invesco V.I. Core Equity Series II Fund
     Invesco V.I. International Growth Series I Fund
     Invesco V.I. International Growth Series II Fund
Janus Aspen Series:
     Janus Aspen Series Balanced Service Class Portfolio
     Janus Aspen Series Enterprise Service Class Portfolio
     Janus Aspen Series Worldwide Service Class Portfolio
Lincoln Variable Insurance Products Trust (LVIP)*:
     LVIP American Balanced Allocation Standard Class Fund**
     LVIP American Global Growth Service Class II Fund
     LVIP American Global Small Capitalization Service Class II Fund
     LVIP American Growth Allocation Standard Class Fund**
     LVIP American Growth Service Class II Fund
     LVIP American Growth-Income Service Class II Fund
     LVIP American Income Allocation Standard Class Fund**
     LVIP American International Service Class II Fund
     LVIP Baron Growth Opportunities Standard Class Fund**
     LVIP Baron Growth Opportunities Service Class Fund
     LVIP BlackRock Inflation Protected Bond Standard Class Fund**
     LVIP BlackRock Inflation Protected Bond Service Class Fund
     LVIP Capital Growth Standard Class Fund**
     LVIP Capital Growth Service Class Fund
     LVIP Cohen & Steers Global Real Estate Standard Class Fund**
     LVIP Cohen & Steers Global Real Estate Service Class Fund
     LVIP Columbia Value Opportunities Standard Class Fund**
     LVIP Columbia Value Opportunities Service Class Fund
     LVIP Delaware Bond Standard Class Fund
     LVIP Delaware Bond Service Class Fund
     LVIP Delaware Diversified Floating Rate Standard Class Fund**
     LVIP Delaware Diversified Floating Rate Service Class Fund

     LVIP Delaware Foundation Aggressive Allocation Standard Class Fund
     LVIP Delaware Foundation Aggressive Allocation Service Class Fund
     LVIP Delaware Growth and Income Standard Class Fund**
     LVIP Delaware Growth and Income Service Class Fund
     LVIP Delaware Social Awareness Standard Class Fund
     LVIP Delaware Social Awareness Service Class Fund
     LVIP Delaware Special Opportunities Standard Class Fund**
     LVIP Delaware Special Opportunities Service Class Fund
     LVIP Dimensional Non-U.S. Equity Standard Class Fund
     LVIP Dimensional Non-U.S. Equity Service Class Fund
     LVIP Dimensional U.S. Equity Standard Class Fund
     LVIP Dimensional U.S. Equity Service Class Fund
     LVIP Dimensional/Vanguard Total Bond Standard Class Fund
     LVIP Dimensional/Vanguard Total Bond Service Class Fund
     LVIP Global Income Standard Class Fund**
     LVIP Global Income Service Class Fund
     LVIP Janus Capital Appreciation Standard Class Fund
     LVIP Janus Capital Appreciation Service Class Fund
     LVIP JPMorgan High Yield Standard Class Fund**
     LVIP JPMorgan High Yield Service Class Fund
     LVIP MFS International Growth Standard Class Fund**
     LVIP MFS International Growth Service Class Fund
     LVIP MFS Value Standard Class Fund**
     LVIP MFS Value Service Class Fund
     LVIP Mid-Cap Value Standard Class Fund**
     LVIP Mid-Cap Value Service Class Fund
     LVIP Mondrian International Value Standard Class Fund
     LVIP Mondrian International Value Service Class Fund
     LVIP Money Market Standard Class Fund
     LVIP Money Market Service Class Fund
     LVIP Protected Profile 2010 Service Class Fund
     LVIP Protected Profile 2020 Service Class Fund
     LVIP Protected Profile 2030 Service Class Fund
     LVIP Protected Profile 2040 Service Class Fund
     LVIP Protected Profile Conservative Standard Class Fund**
     LVIP Protected Profile Conservative Service Class Fund
     LVIP Protected Profile Growth Standard Class Fund**
     LVIP Protected Profile Growth Service Class Fund
     LVIP Protected Profile Moderate Standard Class Fund**
     LVIP Protected Profile Moderate Service Class Fund
     LVIP SSgA Bond Index Standard Class Fund**
     LVIP SSgA Bond Index Service Class Fund
     LVIP SSgA Conservative Index Allocation Standard Class Fund**
     LVIP SSgA Conservative Index Allocation Service Class Fund
     LVIP SSgA Conservative Structured Allocation Standard Class Fund**
     LVIP SSgA Conservative Structured Allocation Service Class Fund
     LVIP SSgA Developed International 150 Standard Class Fund**
     LVIP SSgA Developed International 150 Service Class Fund
     LVIP SSgA Emerging Markets 100 Standard Class Fund
     LVIP SSgA Emerging Markets 100 Service Class Fund
     LVIP SSgA Global Tactical Allocation Standard Class Fund**
     LVIP SSgA Global Tactical Allocation Service Class Fund
     LVIP SSgA International Index Standard Class Fund**
     LVIP SSgA International Index Service Class Fund
     LVIP SSgA Large Cap 100 Standard Class Fund**
     LVIP SSgA Large Cap 100 Service Class Fund
     LVIP SSgA Moderate Index Allocation Standard Class Fund**
     LVIP SSgA Moderate Index Allocation Service Class Fund
     LVIP SSgA Moderate Structured Allocation Standard Class Fund**
     LVIP SSgA Moderate Structured Allocation Service Class Fund
     LVIP SSgA Moderately Aggressive Index Allocation Standard Class Fund**
     LVIP SSgA Moderately Aggressive Index Allocation Service Class Fund
     LVIP SSgA Moderately Aggressive Structured Allocation Standard Class Fund** LVIP SSgA Moderately Aggressive Structured Allocation Service Class Fund LVIP SSgA S&P 500 Index Standard Class Fund
     LVIP SSgA S&P 500 Index Service Class Fund
     LVIP SSgA Small-Cap Index Standard Class Fund
     LVIP SSgA Small-Cap Index Service Class Fund
     LVIP SSgA Small-Mid Cap 200 Standard Class Fund**
     LVIP SSgA Small-Mid Cap 200 Service Class Fund
     LVIP T. Rowe Price Growth Stock Standard Class Fund**
     LVIP T. Rowe Price Growth Stock Service Class Fund
     LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class Fund
     LVIP T. Rowe Price Structured Mid-Cap Growth Service Class Fund

     LVIP Templeton Growth Standard Class Fund**
     LVIP Templeton Growth Service Class Fund
     LVIP Turner Mid-Cap Growth Standard Class Fund**
     LVIP Turner Mid-Cap Growth Service Class Fund
     LVIP Vanguard Domestic Equity ETF Standard Class Fund**
     LVIP Vanguard Domestic Equity ETF Service Class Fund
     LVIP Vanguard International Equity ETF Standard Class Fund** LVIP Vanguard International Equity ETF Service Class Fund LVIP Wells Fargo Intrinsic Value Standard Class Fund**
     LVIP Wells Fargo Intrinsic Value Service Class Fund
Lord Abbett Securities Trust (Lord Abbett):
     Lord Abbett Fundamental Equity Class VC Fund
MFS Variable Insurance Trust (MFS VIT):
     MFS VIT Core Equity Service Class Series
     MFS VIT Growth Initial Class Series
     MFS VIT Growth Service Class Series
     MFS VIT Total Return Initial Class Series
     MFS VIT Total Return Service Class Series
     MFS VIT Utilities Initial Class Series
     MFS VIT Utilities Service Class Series
Morgan Stanley Universal Institutional Funds (Morgan Stanley UIF):
     Morgan Stanley UIF Capital Growth Class II Portfolio Neuberger Berman Advisers Management Trust (NB AMT):
     NB AMT Mid-Cap Growth I Class Portfolio
     NB AMT Regency I Class Portfolio
Oppenheimer Variable Account Funds (Oppenheimer):
     Oppenheimer Global Securities Service Class Fund/VA
PIMCO Variable Insurance Trust (PIMCO VIT):
     PIMCO VIT Commodity Real Return Administrative Class Fund** PIMCO VIT Commodity Real Return Advisor Class Fund
Putnam Variable Trust (Putnam VT):
     Putnam VT Global Health Care Class IB Fund
     Putnam VT Growth & Income Class IB Fund

*    Denotes an affiliate of The Lincoln National Life Insurance Company

**   Available fund with no money invested at December 31, 2011

Investments in the Funds are stated at fair value as determined by the closing net asset value per share on December 31, 2011. The difference between cost and net asset value is reflected as unrealized appreciation or depreciation of investments.

The Variable Account's investments in the Funds are valued in accordance with the Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board Accounting Standards Codification (Topic). The Topic defines fair value as the price that the Variable Account would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Topic also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assessment regarding the assumptions market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The Variable Account's investments in the Funds are assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 - inputs to the valuation methodology are quoted prices in active markets

Level 2 - inputs to the valuation methodology are observable, directly or indirectly

Level 3 - inputs to the valuation methodology are unobservable and reflect assumptions on the part of the reporting entity

The Variable Account's investments in the Funds are valued within the fair value hierarchy as Level 2. Net asset value is quoted by the Funds as derived by the fair value of the Funds' underlying investments. The Funds are not considered Level 1 as they are not traded in the open market; rather the Company sells and redeems shares at net asset value with the Funds.

Investment transactions are accounted for on a trade-date basis. The cost of investments sold is determined by the average cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of the

Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable or receivable with respect to the Variable Account's net investment income and the net realized gain (loss) on investments.

ANNUITY RESERVES: Reserves on contracts not involving life contingencies are calculated using an assumed investment return of 3%, 4%, 5% or 6%, as approved in each state. Reserves on contracts involving life contingencies are calculated using a modification of the 1983a Individual Mortality Table and an assumed investment return of 3%, 4%, 5% or 6%, as approved in each state.

INVESTMENT FUND CHANGES: During 2010, the following funds became available as investment options for account contract owners. Accordingly, for the subaccounts that commenced operations during 2010, the 2010 statements of changes in net assets and total return and investment income ratios in note 3 are for the period from the commencement to December 31, 2010:

Delaware VIP Smid Cap Growth Standard Class Series            LVIP SSgA Conservative Index Allocation Standard Class Fund
Delaware VIP Smid Cap Growth Service Class Series             LVIP SSgA Conservative Index Allocation Service Class Fund
LVIP American Global Growth Service Class Fund                LVIP SSgA Conservative Structured Allocation Standard Class Fund
LVIP American Global Small Capitalization Service Class Fund  LVIP SSgA Conservative Structured Allocation Service Class Fund
LVIP American Growth Service Class Fund                       LVIP SSgA Moderate Index Allocation Standard Class Fund
LVIP American Growth-Income Service Class Fund                LVIP SSgA Moderate Index Allocation Service Class Fund
LVIP American International Service Class Fund                LVIP SSgA Moderate Structured Allocation Standard Class Fund
LVIP BlackRock Inflation Protected Bond Standard Class Fund   LVIP SSgA Moderate Structured Allocation Service Class Fund
LVIP BlackRock Inflation Protected Bond Service Class Fund    LVIP SSgA Moderately Aggressive Index Allocation Standard Class Fund
LVIP Delaware Diversified Floating Rate Standard Class Fund   LVIP SSgA Moderately Aggressive Index Allocation Service Class Fund
LVIP Delaware Diversified Floating Rate Service Class Fund    LVIP SSgA Moderately Aggressive Structured Allocation Standard
                                                                 Class Fund
LVIP JPMorgan High Yield Standard Class Fund                  LVIP SSgA Moderately Aggressive Structured Allocation Service
                                                                 Class Fund
LVIP JPMorgan High Yield Service Class Fund

During 2010, the AIM Variable Insurance Funds, Inc. (AIM V.I.) family of funds changed its name to the Invesco Variable Insurance Funds, Inc. (Invesco V.I.)

During 2010, the Delaware VIP Trend Standard Class Series merged into the Delaware VIP Smid Cap Growth Standard Class Series and the Delaware VIP Trend Service Class Series merged into the Delaware VIP Smid Cap Growth Service Class Series.

Also during 2010, the following funds changed their names:

PREVIOUS FUND NAME                                    NEW FUND NAME
----------------------------------------------------  --------------------------------------------------------
Goldman Sachs VIT Growth & Income Service Class Fund  Goldman Sachs VIT Large Cap Value Service Class Fund
LVIP Marsico International Growth Fund                LVIP MFS International Growth Standard Class Fund
LVIP Marsico International Growth Service Class Fund  LVIP MFS International Growth Service Class Fund
LVIP Wilshire Aggressive Profile Standard Class Fund  LVIP SSgA Global Tactical Allocation Standard Class Fund
LVIP Wilshire Aggressive Profile Service Class Fund   LVIP SSgA Global Tactical Allocation Service Class Fund
Lord Abbett All Value Class VC Fund                   Lord Abbett Fundamental Equity Class VC Fund
Van Kampen Capital Growth Class II Portfolio          Morgan Stanley UIF Capital Growth Class II Portfolio

During 2011, the following funds became available as investment options for account contract owners. Accordingly, for the subaccounts that commenced operations during 2011, the 2011 statements of operations and statements of changes in net assets and total return and investment income ratios in note 3 are for the period from the commencement of operations to December 31, 2011:

American Funds Asset Allocation Class 1 Fund                      LVIP American Balanced Allocation Standard Class Fund
American Funds Blue Chip Income & Growth Class 1 Fund             LVIP American Growth Allocation Standard Class Fund
American Funds Bond Class 1 Fund                                  LVIP American Income Allocation Standard Class Fund
American Funds Global Balanced Class 1 Fund                       LVIP Dimensional Non-U.S. Equity Standard Class Fund
American Funds Global Bond Class 1 Fund                           LVIP Dimensional Non-U.S. Equity Service Class Fund
American Funds Global Discovery Class 1 Fund                      LVIP Dimensional U.S. Equity Standard Class Fund
American Funds Global Growth and Income Class 1 Fund              LVIP Dimensional U.S. Equity Service Class Fund
American Funds High-Income Bond Class 1 Fund                      LVIP Dimensional/Vanguard Total Bond Standard Class Fund
American Funds International Growth and Income Class 1 Fund       LVIP Dimensional/Vanguard Total Bond Service Class Fund
American Funds Mortgage Bond Class 1 Fund                         LVIP Vanguard Domestic Equity ETF Standard Class Fund
American Funds New World Class 1 Fund                             LVIP Vanguard Domestic Equity ETF Service Class Fund
American Funds U.S. Government/AAA-Rated Securities Class 1 Fund  LVIP Vanguard International Equity ETF Standard Class Fund
Huntington VA Balanced Fund                                       LVIP Vanguard International Equity ETF Service Class Fund
Huntington VA Dividend Capture Fund

Also during 2011, the following funds changed their names:

PREVIOUS FUND NAME                                               NEW FUND NAME
---------------------------------------------------------------  -------------------------------------------------------
LVIP Wilshire 2010 Profile Service Class Fund                    LVIP Protected Profile 2010 Service Class Fund
LVIP Wilshire 2020 Profile Service Class Fund                    LVIP Protected Profile 2020 Service Class Fund
LVIP Wilshire 2030 Profile Service Class Fund                    LVIP Protected Profile 2030 Service Class Fund
LVIP Wilshire 2040 Profile Service Class Fund                    LVIP Protected Profile 2040 Service Class Fund
LVIP Wilshire Conservative Profile Standard Class Fund           LVIP Protected Profile Conservative Standard Class Fund
LVIP Wilshire Conservative Profile Service Class Fund            LVIP Protected Profile Conservative Service Class Fund
LVIP Wilshire Moderately Aggressive Profile Standard Class Fund  LVIP Protected Profile Growth Standard Class Fund
LVIP Wilshire Moderately Aggressive Profile Service Class Fund   LVIP Protected Profile Growth Service Class Fund
LVIP Wilshire Moderate Profile Standard Class Fund               LVIP Protected Profile Moderate Standard Class Fund
LVIP Wilshire Moderate Profile Service Class Fund                LVIP Protected Profile Moderate Service Class Fund

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to the Company for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The ranges of rates are as follows for the nineteen contract types within the Variable
Account:

- Lincoln ChoicePlus at a daily rate of .0038356% to .0073973% (1.40% to 2.70% on an annual basis).

- Lincoln ChoicePlus Access at a daily rate of .0038356% to .0080822% (1.40% to 2.95% on an annual basis).

- Lincoln ChoicePlus Bonus at a daily rate of .0038356% to .0079452% (1.40% to 2.90% on an annual basis).

- Lincoln ChoicePlus II at a daily rate of .0035616% to .0073973% (1.30% to 2.70% on an annual basis).

- Lincoln ChoicePlus II Access at a daily rate of .0038356% to .0080822% (1.40% to 2.95% on an annual basis).

- Lincoln ChoicePlus II Advance at a daily rate of .0038356% to .0082192% (1.40% to 3.00% on an annual basis).

- Lincoln ChoicePlus II Bonus at a daily rate of .0038356% to .0079452% (1.40% to 2.90% on an annual basis).

- Lincoln ChoicePlus Design at a daily rate of .0030137% to .0084932% (1.10% to 3.10% on an annual basis).

- Lincoln ChoicePlus Assurance A Share at a daily rate of .0016438% to .0063014% (.60% to 2.30% on an annual basis).

- Lincoln ChoicePlus Assurance B Share at a daily rate of .0034247% to .0076712% (1.25% to 2.80% on an annual basis).

- Lincoln ChoicePlus Assurance Bonus at a daily rate of .0038356% to .0083562% (1.40% to 3.05% on an annual basis).

- Lincoln ChoicePlus Assurance C Share at a daily rate of .0038356% to .0087671% (1.40% to 3.20% on an annual basis).

- Lincoln ChoicePlus Assurance L Share at a daily rate of .0038356% to .0087671% (1.40% to 3.20% on an annual basis).

- Lincoln ChoicePlus Assurance A Class at a daily rate of .0016438% to .0063014% (.60% to 2.30% on an annual basis).

- Lincoln ChoicePlus Assurance B Class at a daily rate of .0034247% to .0076712% (1.25% to 2.80% on an annual basis).

- Lincoln Choice Plus Signature at a daily rate of .0034247% to .0086301% (1.25% to 3.15% on an annual basis).

- Lincoln Choice Plus Rollover at a daily rate of .0027397% to .0069863% (1.00% to 2.55% on an annual basis).

- Lincoln Choice Plus Fusion at a daily rate of .0021918% to .0064384% (0.80% to 2.35% on an annual basis).

- Lincoln Investment Solutions at a daily rate of .0016438% to .0058904% (0.60% to 2.15% on an annual basis).

In addition, $146,581,088 and $109,000,142 was retained by the Company for contract charges and surrender charges during 2011 and 2010, respectively.

For the Assurance A Share and Assurance A Class products, a front-end load or sales charge is applied as a percentage (5.75% maximum) to all gross purchase payments. For the years ending December 31, 2011 and 2010, sales charges amounted to $13,469,536 and $13,790,007, respectively.

The Company is responsible for all sales, general and administrative expenses applicable to the Variable Account.

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable annuity contracts as of and for each year or period in the five years ended December 31, 2011, follows:

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)   RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  --------------  ---------  ----------  ---------
ABVPSF GLOBAL THEMATIC GROWTH CLASS B
            2011                 0.65%    2.95%    $ 3.51    $13.84     2,984,851  $   22,863,398   -25.57%     -23.91%      0.34%
            2010                 0.65%    2.85%      4.67     18.41     3,004,150      29,512,963    15.25%      17.81%      2.00%
            2009                 0.65%    2.85%      4.01     15.82     3,372,425      27,481,352    48.84%      52.12%      0.00%
            2008                 0.65%    2.85%      2.67     10.52     3,262,920      16,985,544   -48.92%     -48.07%      0.00%
            2007                 1.15%    2.80%      5.17     20.19     3,842,419      33,767,641    16.76%      18.52%      0.00%
ABVPSF GROWTH AND INCOME CLASS B
            2011                 0.65%    2.95%      8.60     14.60    12,608,426     144,047,406     3.09%       5.38%      1.10%
            2010                 0.65%    2.85%      8.35     14.03    13,986,390     153,878,947     9.63%      12.07%      0.00%
            2009                 0.65%    2.85%      7.47     12.67    14,537,403     145,245,860    16.97%      19.57%      3.54%
            2008                 0.65%    2.85%      6.73     10.72    14,925,347     128,497,995   -42.34%     -41.37%      1.77%
            2007                 1.15%    2.80%     11.89     18.42    15,940,246     238,553,594     1.96%       3.55%      1.20%
ABVPSF INTERNATIONAL VALUE CLASS B
            2011                 0.65%    3.20%      5.66      9.26    30,051,265     182,677,468   -21.75%     -19.96%      4.21%
            2010                 0.65%    2.90%      7.10      7.81    23,913,577     177,374,151     1.37%       3.62%      3.08%
            2009                 0.65%    2.85%      6.88      7.58    16,087,503     116,859,013    30.58%      33.49%      1.14%
            2008                 0.65%    2.85%      5.44      5.71    15,725,322      87,885,870   -54.60%     -53.79%      0.88%
            2007                 1.10%    2.85%     11.78     12.38    13,859,734     170,225,318     2.63%       4.38%      0.99%
ABVPSF LARGE CAP GROWTH CLASS B
            2011                 1.30%    2.65%      5.50     12.77     1,335,065       9,727,179    -5.80%      -4.52%      0.09%
            2010                 1.30%    2.65%      5.79     13.38     1,688,466      12,963,373     6.96%       8.41%      0.27%
            2009                 1.30%    2.65%      5.37     12.34     2,076,002      14,747,140    33.52%      35.33%      0.00%
            2008                 1.30%    2.65%      3.99      9.12     2,586,486      13,536,124   -41.40%     -40.60%      0.00%
            2007                 1.30%    2.65%      6.74     15.39     3,281,465      29,322,568    10.65%      12.15%      0.00%
ABVPSF SMALL/MID CAP VALUE CLASS B
            2011                 0.65%    3.15%     10.09     21.53     8,277,391     131,094,788   -11.19%      -9.21%      0.25%
            2010                 0.65%    2.85%     11.45     24.00     8,248,951     150,623,922    23.04%      25.77%      0.27%
            2009                 0.65%    2.85%      9.13     19.31     7,108,955     104,160,839    38.65%      41.73%      0.88%
            2008                 0.65%    2.85%      6.98     13.79     7,758,456      84,894,668   -37.55%     -36.45%      0.43%
            2007                 1.10%    2.85%     11.03     21.87     5,982,290     110,145,206    -1.34%       0.37%      0.72%
AMERICAN CENTURY VP INFLATION PROTECTION CLASS II
            2011                 0.65%    3.15%     11.72     13.70    36,648,252     480,337,366     8.61%      11.02%      4.01%
            2010                 0.65%    2.85%     10.79     12.42    41,433,338     494,227,301     2.15%       4.42%      1.65%
            2009                 0.65%    2.85%     10.56     11.97    33,469,110     387,360,324     7.14%       9.52%      1.88%
            2008                 0.65%    2.85%      9.86     11.00    22,134,456     237,085,710    -4.37%      -2.73%      4.69%
            2007                 1.15%    2.85%     10.31     11.33    13,044,498     144,760,051     6.43%       8.15%      4.52%
AMERICAN FUNDS GLOBAL GROWTH CLASS 2
            2011                 0.65%    3.15%      9.76     14.52    21,166,368     277,693,041   -11.45%      -9.48%      1.29%
            2010                 0.65%    2.85%     11.02     16.14    22,438,581     331,309,961     8.61%      11.02%      1.54%
            2009                 0.65%    2.85%     10.07     14.63    20,566,657     279,623,028    38.31%      41.38%      1.42%
            2008                 0.65%    2.85%      7.32     10.42    22,029,895     216,967,583   -40.12%     -39.06%      2.00%
            2007                 1.10%    2.85%     12.48     17.13    16,765,804     278,606,031    11.62%      13.59%      3.00%
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION CLASS 2
            2011                 0.65%    3.15%      8.88     23.26    27,803,290     361,902,049   -21.42%     -19.67%      1.32%
            2010                 0.65%    2.85%     11.10     29.31    23,033,389     405,935,380    18.98%      21.62%      1.76%
            2009                 0.65%    2.85%      9.16     24.39    18,454,035     288,154,824    56.77%      60.25%      0.28%
            2008                 0.65%    2.85%      6.29     15.40    16,178,894     174,409,032   -54.83%     -54.03%      0.00%
            2007                 1.10%    2.85%     13.68     33.76    14,813,916     359,008,332    18.02%      20.10%      3.00%
AMERICAN FUNDS GROWTH CLASS 2
            2011                 0.65%    3.15%      8.94     17.67   122,382,686   1,598,331,081    -6.97%      -4.90%      0.60%
            2010                 0.65%    2.85%      9.51     18.81   139,384,213   1,945,075,727    15.35%      17.91%      0.73%
            2009                 0.65%    2.85%      8.16     16.14   143,144,088   1,713,386,575    35.49%      38.51%      0.69%
            2008                 0.65%    2.85%      5.96     11.80   126,204,408   1,096,444,796   -45.55%     -44.58%      0.87%
            2007                 1.10%    2.85%     10.82     21.45   114,062,671   1,772,430,459     9.19%      11.12%      0.83%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)   RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  --------------  ---------  ----------  ---------
AMERICAN FUNDS GROWTH-INCOME CLASS 2
            2011                 0.60%    3.15%    $ 8.84    $15.37   152,637,821  $1,782,292,860    -4.59%      -2.42%      1.54%
            2010                 0.60%    2.85%      9.19     15.95   160,676,140   1,965,743,078     8.30%      10.70%      1.51%
            2009                 0.65%    2.85%      8.34     14.58   154,732,127   1,766,480,965    27.55%      30.39%      1.70%
            2008                 0.65%    2.85%      6.69     11.32   133,043,914   1,213,955,684   -39.60%     -38.53%      1.82%
            2007                 1.10%    2.85%     11.31     18.55   119,952,131   1,837,362,865     2.09%       3.89%      1.59%
AMERICAN FUNDS INTERNATIONAL CLASS 2
            2011                 0.65%    3.15%      8.52     19.65    46,345,677     622,060,997   -16.39%     -14.52%      1.76%
            2010                 0.65%    2.85%     10.06     23.27    47,415,131     763,935,853     4.22%       6.54%      2.09%
            2009                 0.65%    2.85%      9.52     22.11    45,438,851     690,446,358    39.05%      42.15%      1.49%
            2008                 0.65%    2.85%      6.75     15.74    52,149,321     567,950,440   -43.75%     -42.76%      2.03%
            2007                 1.10%    2.85%     11.82     27.70    48,317,076     904,894,574    16.65%      18.71%      1.65%
BLACKROCK GLOBAL ALLOCATION V.I. CLASS III
            2011                 0.60%    3.20%     10.23     12.17    88,294,663   1,039,089,031    -6.40%      -4.22%      2.89%
            2010                 0.60%    2.90%     12.25     12.69    49,546,291     617,625,604     6.68%       9.05%      1.72%
            2009      6/30/09    0.65%    2.85%     11.48     11.64    17,623,448     203,695,578     1.44%      15.58%      2.31%
DELAWARE VIP DIVERSIFIED INCOME SERVICE CLASS
            2011                 0.65%    3.15%     10.28     15.76    81,034,287   1,190,826,571     3.12%       5.47%      3.88%
            2010                 0.65%    2.90%     12.70     15.04    69,940,824     998,422,247     4.84%       7.17%      4.24%
            2009                 0.65%    2.85%     12.11     14.12    52,883,597     715,222,239    23.10%      25.84%      5.14%
            2008                 0.65%    2.85%      9.84     11.30    35,059,220     383,243,656    -7.57%      -5.94%      3.55%
            2007                 1.10%    2.85%     10.65     12.04    25,769,243     302,157,201     4.40%       6.08%      2.59%
DELAWARE VIP EMERGING MARKETS SERVICE CLASS
            2011                 0.65%    3.20%      8.67     40.94    18,913,750     308,378,797   -22.25%     -20.52%      1.58%
            2010                 0.65%    2.85%     11.14     52.13    14,644,887     312,915,951    14.89%      17.44%      0.57%
            2009                 0.65%    2.85%      9.92     44.92    11,762,070     223,132,089    72.68%      76.52%      0.94%
            2008                 0.65%    2.85%      5.69     25.76    12,841,316     141,037,891   -53.04%     -52.22%      1.28%
            2007                 1.10%    2.85%     18.56     54.30    10,582,568     256,714,563    34.62%      36.79%      1.24%
DELAWARE VIP HIGH YIELD STANDARD CLASS
            2011                 1.40%    2.35%     15.54     21.46       334,426       5,252,890     0.00%       0.96%      7.91%
            2010                 1.40%    2.35%     15.39     21.42       750,316      11,622,616    12.64%      13.72%      6.76%
            2009                 1.40%    2.35%     13.53     18.98       574,400       7,859,946    45.52%      46.90%      9.42%
            2008                 1.40%    2.35%      9.21     13.02       862,558       8,034,157   -25.94%     -25.23%      8.20%
            2007                 1.40%    2.35%     12.32     17.54     1,277,232      15,879,806     0.41%       1.37%      6.52%
DELAWARE VIP HIGH YIELD SERVICE CLASS
            2011                 0.65%    3.15%     12.41     21.64    14,588,017     243,741,485    -0.55%       1.67%      8.92%
            2010                 0.65%    2.85%     12.47     21.54    19,118,188     319,535,835    11.69%      14.17%      7.33%
            2009                 0.65%    2.85%     11.14     19.10    17,730,626     265,885,036    44.48%      47.69%      7.18%
            2008                 0.65%    2.85%      8.01     13.09    15,955,990     166,499,584   -26.55%     -25.25%      8.03%
            2007                 1.10%    2.85%     10.72     17.64    14,288,786     202,639,176    -0.34%       1.37%      6.15%
DELAWARE VIP INTERNATIONAL VALUE EQUITY STANDARD CLASS
            2011                 1.40%    2.15%     14.50     16.35        15,242         222,522   -16.26%     -15.63%      1.26%
            2010                 1.40%    2.15%     17.19     19.53        19,350         334,606     8.57%       9.38%      3.98%
            2009                 1.40%    2.15%     15.72     17.99        23,655         373,841    31.86%      32.86%      3.47%
            2008                 1.40%    2.15%     11.83     13.64        35,587         423,335   -43.65%     -43.22%      2.98%
            2007                 1.40%    2.15%     20.84     22.81        81,729       1,714,184     3.51%       3.77%      2.21%
DELAWARE VIP LIMITED-TERM DIVERSIFIED INCOME SERVICE CLASS
            2011                 0.60%    3.15%     10.27     12.15    78,519,076     911,377,732    -0.32%       1.94%      1.62%
            2010                 0.60%    2.85%     10.84     11.90    56,532,719     658,386,518     1.36%       3.62%      2.03%
            2009                 0.65%    2.85%     10.72     11.51    32,029,490     362,100,137     9.48%      11.86%      3.33%
            2008                 0.65%    2.80%      9.79     10.35     7,989,474      81,388,856    -3.39%      -1.78%      4.10%
            2007                 1.15%    2.80%     10.14     10.55     1,745,444      18,209,455     1.35%       2.94%      4.55%
DELAWARE VIP REIT STANDARD CLASS
            2011                 1.40%    2.35%     21.06     29.81       160,337       4,660,435     8.38%       9.42%      1.62%
            2010                 1.40%    2.35%     19.43     27.25       200,164       5,329,560    24.04%      25.22%      2.80%
            2009                 1.40%    2.35%     15.67     21.76       234,742       4,993,625    20.45%      21.60%      4.94%
            2008                 1.40%    2.35%     13.01     17.89       337,494       5,881,815   -36.57%     -35.97%      2.60%
            2007                 1.40%    2.35%     20.51     27.95       497,495      13,641,050   -15.94%     -15.14%      1.50%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)   RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  --------------  ---------  ----------  ---------
DELAWARE VIP REIT SERVICE CLASS
            2011                 0.65%    3.15%    $ 8.93    $24.76     7,381,989  $  124,874,170     7.51%       9.90%      1.34%
            2010                 0.65%    2.85%      8.46     22.70     6,696,391     110,546,563    23.06%      25.79%      2.55%
            2009                 0.65%    2.85%      7.55     18.18     6,492,661      89,686,763    19.77%      21.89%      4.61%
            2008                 1.10%    2.85%      6.20     14.96     8,564,358      97,607,134   -37.11%     -35.99%      2.14%
            2007                 1.10%    2.85%      9.68     23.45    10,520,517     190,815,163   -16.59%     -15.16%      1.15%
DELAWARE VIP SMALL CAP VALUE STANDARD CLASS
            2011                 1.40%    2.35%     21.33     25.64       295,505       7,526,918    -3.63%      -2.70%      0.52%
            2010                 1.40%    2.35%     22.13     26.35       363,786       9,531,790    29.20%      30.43%      0.65%
            2009                 1.40%    2.35%     17.13     20.20       442,151       8,885,188    28.77%      30.00%      1.04%
            2008                 1.40%    2.35%     13.30     15.54       624,210       9,651,885   -31.51%     -30.85%      0.83%
            2007                 1.40%    2.35%     19.30     22.48       911,687      20,420,995    -8.79%      -7.92%      0.54%
DELAWARE VIP SMALL CAP VALUE SERVICE CLASS
            2011                 0.65%    3.20%     10.75     25.85    20,004,931     323,498,204    -4.36%      -2.23%      0.28%
            2010                 0.65%    2.85%     11.62     26.63    17,716,673     309,429,689    28.21%      31.06%      0.46%
            2009                 0.65%    2.85%      8.93     20.47    17,867,130     247,088,668    27.87%      30.72%      0.71%
            2008                 0.65%    2.85%      7.20     15.78    21,006,014     230,267,773   -32.04%     -30.94%      0.46%
            2007                 1.25%    2.85%     10.53     22.89    19,715,307     327,861,445    -9.46%      -8.00%      0.25%
DELAWARE VIP SMID CAP GROWTH STANDARD CLASS
            2011                 1.40%    2.35%     18.15     22.82       374,688       8,532,844     5.62%       6.63%      0.98%
            2010     10/8/10     1.40%    2.35%     17.06     21.40       442,067       9,442,351    13.16%      13.41%      0.00%
DELAWARE VIP SMID CAP GROWTH SERVICE CLASS
            2011                 0.65%    3.15%      9.86     21.00     7,446,364     115,611,592     4.92%       7.20%      0.74%
            2010     10/8/10     0.65%    2.80%      9.31     19.87     5,869,618      84,963,927    12.98%      13.54%      0.00%
DELAWARE VIP TREND STANDARD CLASS
            2009                 1.40%    2.35%     12.64     15.83       531,817       8,405,150    51.13%      52.58%      0.00%
            2008                 1.40%    2.35%      8.30     10.37       677,030       7,010,663   -47.98%     -47.48%      0.00%
            2007                 1.40%    2.35%     15.84     19.75       967,792      19,092,097     8.18%       9.21%      0.00%
DELAWARE VIP TREND SERVICE CLASS
            2009                 0.65%    2.80%      6.93     14.84     6,221,993      66,463,438    50.11%      53.37%      0.00%
            2008                 0.65%    2.80%      4.57      9.81     7,395,820      52,003,840   -48.33%     -47.47%      0.00%
            2007                 1.15%    2.80%      8.76     18.84     8,624,685     115,826,354     7.41%       9.20%      0.00%
DELAWARE VIP U.S. GROWTH SERVICE CLASS
            2011                 0.65%    3.00%     10.11     14.31    20,137,700     232,573,464     4.48%       6.81%      0.04%
            2010                 0.65%    2.85%      9.68     13.56    11,708,708     124,714,441    10.35%      12.81%      0.00%
            2009                 0.65%    2.85%      8.77     12.17     6,365,710      62,326,594    38.93%      42.02%      0.00%
            2008                 0.65%    2.85%      6.32      8.67     2,886,087      21,229,340   -44.44%     -43.57%      0.00%
            2007                 1.25%    2.80%     11.37     15.46     2,918,817      38,693,665     9.27%      10.98%      0.00%
DELAWARE VIP VALUE STANDARD CLASS
            2011                 1.40%    2.35%     13.23     16.97       434,858       5,811,505     6.99%       8.01%      2.01%
            2010                 1.40%    2.35%     12.25     15.78       508,244       6,281,230    12.94%      14.02%      2.43%
            2009                 1.40%    2.35%     10.74     13.90       559,770       6,065,594    15.22%      16.32%      3.25%
            2008                 1.40%    2.35%      9.23     11.78       682,623       6,352,152   -34.97%     -34.35%      3.16%
            2007                 1.40%    2.35%     14.07     18.08     1,057,669      14,923,996    -4.79%      -4.08%      1.64%
DELAWARE VIP VALUE SERVICE CLASS
            2011                 0.65%    3.20%      9.01     16.30    12,147,550     154,062,662     6.19%       8.55%      1.70%
            2010                 0.65%    2.85%      8.38     15.22    10,530,555     125,406,966    12.09%      14.46%      2.20%
            2009                 0.75%    2.85%      7.39     13.47    11,033,921     117,051,364    14.35%      16.77%      2.78%
            2008                 0.75%    2.85%      6.77     11.69     9,940,337      92,632,743   -35.44%     -34.33%      2.59%
            2007                 1.15%    2.85%     10.71     17.96    11,006,428     158,874,478    -5.67%      -4.10%      1.26%
DWS VIP ALTERNATIVE ASSET ALLOCATION PLUS CLASS B
            2011                 0.65%    3.20%     11.72     12.77     3,156,835      37,965,035    -5.79%      -3.74%      1.01%
            2010                 0.65%    2.80%     12.44     13.38     1,476,223      18,687,740     9.05%      11.42%      0.74%
            2009      7/7/09     0.65%    2.80%     11.41     12.10       285,305       3,278,794    -0.10%      15.38%      0.00%
DWS VIP EQUITY 500 INDEX CLASS A
            2011                 1.30%    2.65%      8.41     14.81     1,765,361      18,412,219    -0.83%       0.52%      1.74%
            2010                 1.30%    2.65%      8.41     14.81     2,369,761      24,773,760    11.71%      13.22%      1.94%
            2009                 1.30%    2.65%      7.47     13.15     2,778,210      25,482,492    23.02%      24.69%      2.88%
            2008                 1.30%    2.65%      6.02     10.41     3,279,387      24,170,085   -38.80%     -37.96%      2.55%
            2007                 1.30%    2.65%      9.75     16.93     4,338,906      51,876,026     2.54%       3.94%      1.54%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)   RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  --------------  ---------  ----------  ---------
DWS VIP EQUITY 500 INDEX CLASS B
            2011                 1.15%    2.80%    $ 9.71    $13.84     2,068,470  $   25,866,328    -1.30%       0.34%      1.41%
            2010                 1.15%    2.80%      9.84     13.83     2,867,522      35,007,227    11.36%      13.21%      1.67%
            2009                 1.15%    2.80%      8.76     12.24     3,130,133      33,955,820    22.55%      24.59%      2.53%
            2008                 1.15%    2.80%      7.03      9.84     3,323,686      29,391,732   -39.07%     -38.06%      2.13%
            2007                 1.15%    2.85%     11.78     15.92     3,221,316      47,252,950     2.08%       3.73%      1.22%
DWS VIP SMALL CAP INDEX CLASS A
            2011                 1.30%    2.65%     10.18     19.02       290,157       5,003,402    -6.92%      -5.65%      0.88%
            2010                 1.30%    2.65%     10.92     20.33       390,509       7,149,169    23.09%      24.76%      0.93%
            2009                 1.30%    2.65%      8.86     16.44       490,142       7,212,160    23.26%      24.94%      1.83%
            2008                 1.30%    2.65%     11.45     13.27       575,785       6,804,093   -35.85%     -34.98%      1.65%
            2007                 1.30%    2.65%     17.72     20.69       735,210      13,405,275    -4.47%      -3.17%      0.89%
DWS VIP SMALL CAP INDEX CLASS B
            2011                 1.10%    2.80%     10.18     17.00       897,245      12,331,980    -7.21%      -5.62%      0.60%
            2010                 1.10%    2.80%     10.88     18.06     1,109,169      16,421,906    22.63%      24.73%      0.70%
            2009                 1.10%    2.80%      8.73     14.52     1,412,601      16,755,116    22.78%      24.89%      1.69%
            2008                 1.10%    2.80%      6.99     11.65     1,941,075      18,430,158   -36.14%     -35.05%      1.35%
            2007                 1.10%    2.85%     11.16     17.98     2,539,796      37,470,213    -4.91%      -3.38%      0.61%
FIDELITY VIP CONTRAFUND SERVICE CLASS 2
            2011                 0.65%    3.20%      9.61     17.14    63,087,761     912,428,246    -5.52%      -3.41%      0.81%
            2010                 0.65%    2.85%     10.16     17.87    61,036,851     938,786,812    13.64%      16.17%      1.06%
            2009                 0.65%    2.85%      8.87     15.48    58,487,568     794,109,979    31.66%      34.59%      1.30%
            2008                 0.65%    2.85%      6.78     11.58    48,230,649     500,282,061   -44.30%     -43.32%      0.90%
            2007                 1.10%    2.85%     12.42     20.48    38,112,592     724,082,879    14.01%      15.96%      0.85%
FIDELITY VIP EQUITY-INCOME INITIAL CLASS
            2011                 1.40%    2.35%     11.89     14.87       468,306       5,855,188    -1.38%      -0.43%      2.36%
            2010                 1.40%    2.35%     11.96     15.00       556,864       6,992,880    12.48%      13.55%      1.73%
            2009                 1.40%    2.35%     10.56     13.27       685,293       7,578,540    27.44%      28.40%      2.17%
            2008                 1.40%    2.15%      8.24     10.19       885,428       7,625,372   -43.88%     -43.45%      2.06%
            2007                 1.40%    2.15%     14.60     18.16     1,299,142      19,795,659    -0.63%       0.12%      1.59%
FIDELITY VIP EQUITY-INCOME SERVICE CLASS 2
            2011                 1.30%    2.85%      9.21     14.53     2,861,794      35,610,265    -1.98%      -0.65%      2.09%
            2010                 1.30%    2.65%      9.38     14.70     3,620,280      45,488,308    11.91%      13.43%      1.53%
            2009                 1.30%    2.65%      8.37     13.03     4,451,795      49,328,897    26.49%      28.21%      1.98%
            2008                 1.30%    2.65%      6.61     10.22     5,495,296      47,467,613   -44.31%     -43.55%      2.10%
            2007                 1.30%    2.65%     11.84     18.21     6,845,010     104,868,409    -1.38%      -0.04%      1.54%
FIDELITY VIP GROWTH INITIAL CLASS
            2011                 1.40%    2.35%     10.34     14.48       460,052       4,775,306    -2.13%      -1.19%      0.34%
            2010                 1.40%    2.35%     10.46     14.72       538,248       5,652,969    21.29%      22.45%      0.26%
            2009                 1.40%    2.35%      8.55     12.08       647,204       5,549,321    25.31%      26.50%      0.43%
            2008                 1.40%    2.35%      6.75      9.41       777,690       5,288,086   -48.40%     -47.90%      0.71%
            2007                 1.40%    2.35%     12.97     18.20     1,060,215      13,793,116    24.26%      25.20%      0.88%
FIDELITY VIP GROWTH SERVICE CLASS 2
            2011                 0.65%    3.15%      6.38     14.15    10,487,630     112,879,306    -2.84%      -0.68%      0.15%
            2010                 0.65%    2.85%      6.49     14.42     6,704,736      72,730,755    20.38%      22.94%      0.03%
            2009                 0.75%    2.85%      5.34     11.86     6,516,911      57,271,821    24.37%      27.01%      0.20%
            2008                 0.65%    2.85%      4.25      9.44     6,858,292      46,897,614   -48.79%     -47.91%      0.61%
            2007                 1.15%    2.85%      8.21     18.06     6,111,259      78,588,080    23.10%      25.09%      0.35%
FIDELITY VIP MID CAP SERVICE CLASS 2
            2011                 0.65%    3.20%     10.17     13.49    33,192,208     426,177,922   -13.40%     -11.43%      0.02%
            2010                 0.65%    2.90%     11.75     15.32    27,343,150     403,627,732    24.96%      27.74%      0.14%
            2009                 0.65%    2.85%      9.40     12.07    22,158,329     259,905,147    35.83%      38.85%      0.45%
            2008                 0.65%    2.85%      6.91      8.74    24,760,020     212,067,044   -41.31%     -40.27%      0.24%
            2007                 1.10%    2.85%     12.02     14.66    18,422,757     266,663,938    12.10%      14.02%      0.50%
FIDELITY VIP OVERSEAS INITIAL CLASS
            2011                 1.40%    2.50%     10.93     15.30       153,184       1,688,755   -18.93%     -18.32%      1.33%
            2010                 1.40%    2.15%     13.38     18.87       169,524       2,285,225    10.71%      11.54%      1.31%
            2009                 1.40%    2.15%     12.00     17.04       212,209       2,561,986    23.84%      24.77%      1.96%
            2008                 1.40%    2.15%      9.61     13.76       278,109       2,693,356   -45.00%     -44.59%      2.30%
            2007                 1.40%    2.35%     17.35     25.02       377,037       6,583,118    14.82%      15.68%      3.30%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)   RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  --------------  ---------  ----------  ---------
FIDELITY VIP OVERSEAS SERVICE CLASS 2
            2011                 0.65%    2.95%    $ 7.52    $15.68     6,621,278  $   73,555,411   -19.67%     -17.88%      1.17%
            2010                 0.65%    2.85%      9.25     19.21     6,387,666      87,005,111     9.66%      12.10%      1.25%
            2009                 0.65%    2.85%      8.34     17.25     6,143,849      76,136,561    22.68%      25.40%      1.86%
            2008                 0.65%    2.85%      6.94     13.85     7,199,120      72,016,219   -45.51%     -44.60%      2.44%
            2007                 1.15%    2.80%     12.61     25.03     7,192,637     131,134,843    13.82%      15.60%      2.94%
FTVIPT FRANKLIN INCOME SECURITIES CLASS 2
            2011                 0.65%    3.20%     10.61     12.06    45,492,856     530,064,143    -0.49%       1.72%      5.71%
            2010                 0.65%    2.85%     10.65     11.93    43,099,161     498,814,149     9.51%      11.94%      6.56%
            2009                 0.65%    2.85%      9.72     10.72    40,161,631     419,768,277    31.79%      34.72%      9.07%
            2008                 0.65%    2.85%      7.37      8.01    45,663,538     358,972,880   -31.63%     -30.43%      5.51%
            2007                 1.10%    2.85%     11.00     11.53    30,630,668     350,024,275     0.84%       2.57%      3.16%
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES CLASS 2
            2011                 0.65%    3.00%      7.59     18.98     7,932,229      99,563,324    -7.46%      -5.45%      0.00%
            2010                 0.65%    2.80%      8.09     20.31     8,661,182     115,470,893    24.10%      26.80%      0.00%
            2009                 0.65%    2.80%      6.43     16.21     8,125,612      84,045,660    39.61%      42.64%      0.00%
            2008                 0.65%    2.80%      4.54     11.50     8,416,602      61,007,232   -44.09%     -43.13%      0.00%
            2007                 1.10%    2.80%      8.01     20.38     8,116,799      99,601,237     8.17%       9.97%      0.00%
FTVIPT MUTUAL SHARES SECURITIES CLASS 2
            2011                 0.60%    3.15%      8.54     10.61    66,563,230     615,076,571    -3.83%      -1.64%      2.47%
            2010                 0.60%    2.85%      8.88      9.80    54,494,842     509,112,460     8.07%      10.47%      1.69%
            2009                 0.65%    2.85%      8.15      8.92    38,857,221     332,056,609    22.51%      25.23%      1.91%
            2008                 0.65%    2.85%      6.69      7.17    32,812,982     229,277,740   -38.88%     -37.80%      3.40%
            2007                 1.10%    2.85%     11.18     11.54    19,477,930     223,014,246     0.62%       2.30%      1.36%
FTVIPT TEMPLETON GLOBAL BOND SECURITIES CLASS 2
            2011                 0.65%    3.05%     14.79     16.43    36,180,320     574,633,153    -3.66%      -1.51%      5.68%
            2010                 0.65%    2.85%     15.36     16.79    40,764,015     663,735,354    11.23%      13.71%      1.44%
            2009                 0.65%    2.85%     13.81     14.85    43,922,491     634,785,795    15.35%      17.91%     13.76%
            2008                 0.65%    2.85%     11.97     12.67    32,135,561     398,547,664     3.22%       5.04%      3.61%
            2007                 1.10%    2.85%     11.44     12.08    14,537,470     173,292,272     7.94%       9.73%      2.53%
FTVIPT TEMPLETON GROWTH SECURITIES CLASS 2
            2011                 1.10%    2.80%      8.11     14.09     4,138,216      48,108,484    -9.55%      -7.99%      1.35%
            2010                 1.10%    2.80%      8.82     15.43     4,977,019      63,340,595     4.43%       6.22%      1.38%
            2009                 1.10%    2.80%      8.31     14.64     5,941,949      71,676,759    27.48%      29.67%      3.42%
            2008                 1.10%    2.80%      6.41     11.37     8,941,572      83,661,526   -43.92%     -42.95%      1.79%
            2007                 1.10%    2.80%     11.25     20.08    11,165,734     184,159,759    -0.48%       1.18%      1.38%
GOLDMAN SACHS VIT LARGE CAP VALUE SERVICE CLASS
            2011                 0.65%    2.60%     10.01     12.36    13,467,908     156,722,125    -9.51%      -7.87%      1.32%
            2010                 0.65%    2.45%     12.91     13.41     7,082,817      94,298,079     8.21%      10.17%      1.10%
            2009                 0.65%    2.45%     12.05     12.09     1,764,860      21,433,908    16.05%      16.35%      5.61%
            2008     12/18/08    1.30%    1.55%     10.39     10.39         3,757          39,029     2.82%       4.56%      2.59%
HUNTINGTON VA BALANCED
            2011      6/13/11    1.15%    2.65%      9.62      9.71        96,988         939,589    -2.89%       5.80%      1.55%
HUNTINGTON VA DIVIDEND CAPTURE
            2011      6/29/11    1.15%    2.20%      9.77      9.83        32,379         317,940    -0.64%       9.19%      6.87%
INVESCO V.I. CAPITAL APPRECIATION SERIES I
            2011                 1.40%    2.15%      3.73     11.54       430,501       2,450,534    -9.87%      -9.19%      0.15%
            2010                 1.40%    2.35%      4.12     12.80       507,972       3,167,577    12.80%      13.88%      0.73%
            2009                 1.40%    2.35%      3.64     11.32       603,996       3,291,006    18.27%      19.40%      0.61%
            2008                 1.40%    2.35%      3.06      9.56       748,284       3,358,095   -43.83%     -43.29%      0.00%
            2007                 1.40%    2.35%      5.41     16.98       996,399       7,865,602     9.63%      10.46%      0.00%
INVESCO V.I. CAPITAL APPRECIATION SERIES II
            2011                 1.30%    2.15%      8.34     11.26       137,771       1,219,587   -10.07%      -9.30%      0.00%
            2010                 1.30%    2.35%      9.25     12.53       169,708       1,684,412    12.53%      13.72%      0.52%
            2009                 1.30%    2.35%      8.19     10.95       200,661       1,748,252    17.92%      19.16%      0.26%
            2008                 1.30%    2.35%      6.92      9.29       273,162       1,996,280   -43.96%     -43.37%      0.00%
            2007                 1.30%    2.35%     12.29     16.57       348,396       4,499,119     9.14%      10.29%      0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)   RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  --------------  ---------  ----------  ---------
INVESCO V.I. CORE EQUITY SERIES I
            2011                 1.40%    2.35%    $ 7.25    $14.60       923,568  $    8,890,121    -2.39%      -1.45%      0.93%
            2010                 1.40%    2.35%      7.39     14.92     1,084,566      10,646,779     7.01%       8.03%      0.95%
            2009                 1.40%    2.35%      6.86     13.92     1,322,617      11,940,692    25.32%      26.51%      1.80%
            2008                 1.40%    2.35%      5.45     11.08     1,568,047      11,156,757   -31.77%     -31.11%      1.95%
            2007                 1.40%    2.35%      7.94     16.21     2,005,117      20,947,610     5.61%       6.61%      1.01%
INVESCO V.I. CORE EQUITY SERIES II
            2011                 1.30%    2.55%     10.82     14.67       246,051       2,952,470    -2.81%      -1.58%      0.74%
            2010                 1.30%    2.55%     11.06     14.99       308,954       3,809,067     6.50%       7.84%      0.79%
            2009                 1.30%    2.55%     10.32     13.98       340,947       3,868,376    24.76%      26.33%      1.52%
            2008                 1.30%    2.55%      8.23     11.12       430,419       3,828,214   -32.08%     -31.22%      1.74%
            2007                 1.30%    2.55%     12.04     15.84       519,086       6,677,207     5.37%       6.49%      0.84%
INVESCO V.I. INTERNATIONAL GROWTH SERIES I
            2011                 1.40%    2.15%     10.02     20.44       204,907       2,801,448    -8.73%      -8.04%      1.58%
            2010                 1.40%    2.35%     10.94     22.39       263,208       3,840,873    10.24%      11.29%      2.20%
            2009                 1.40%    2.35%      9.87     20.27       336,089       4,428,359    32.11%      33.36%      1.45%
            2008                 1.40%    2.35%      7.43     15.32       420,693       4,158,730   -41.76%     -41.21%      0.47%
            2007                 1.40%    2.35%     12.69     26.25       605,909      10,314,167    12.28%      13.12%      0.37%
INVESCO V.I. INTERNATIONAL GROWTH SERIES II
            2011                 1.30%    2.65%     16.89     20.16       142,128       2,577,326    -9.43%      -8.19%      1.21%
            2010                 1.30%    2.65%     18.52     21.96       172,385       3,412,347     9.74%      11.15%      1.80%
            2009                 1.30%    2.60%     16.77     19.89       212,633       3,784,526    31.43%      33.17%      1.36%
            2008                 1.30%    2.60%     12.68     15.07       271,812       3,639,727   -42.05%     -41.32%      0.41%
            2007                 1.30%    2.55%     21.74     25.55       371,367       8,469,878    11.68%      12.97%      0.36%
JANUS ASPEN SERIES BALANCED SERVICE CLASS
            2011                 1.30%    2.65%     12.52     16.14     1,260,860      19,911,213    -1.30%       0.04%      2.12%
            2010                 1.30%    2.65%     12.67     16.15     1,509,432      23,906,019     5.29%       6.72%      2.48%
            2009                 1.30%    2.65%     12.01     15.15     1,785,177      26,594,635    22.30%      23.96%      2.70%
            2008                 1.30%    2.65%      9.81     12.23     2,066,947      24,907,981   -18.26%     -17.14%      2.36%
            2007                 1.30%    2.65%     14.05     14.78     2,436,050      35,522,643     7.40%       8.86%      2.22%
JANUS ASPEN SERIES ENTERPRISE SERVICE CLASS
            2011                 1.30%    2.65%     12.52     21.14       355,119       6,511,254    -4.23%      -2.92%      0.00%
            2010                 1.30%    2.65%     13.05     22.15       433,483       8,185,966    22.24%      23.90%      0.00%
            2009                 1.30%    2.65%     10.66     18.01       539,746       8,235,735    40.67%      42.58%      0.00%
            2008                 1.30%    2.65%      7.57     12.73       664,109       7,127,862   -45.27%     -44.58%      0.05%
            2007                 1.30%    2.55%     13.82     23.14       904,616      17,592,253    18.68%      20.17%      0.07%
JANUS ASPEN SERIES WORLDWIDE SERVICE CLASS
            2011                 1.30%    2.20%      9.32     11.82       105,908       1,045,639   -15.86%     -15.08%      0.43%
            2010                 1.30%    2.20%     11.05     13.92       161,259       1,893,080    13.01%      14.03%      0.48%
            2009                 1.30%    2.20%      9.76     12.21       182,927       1,885,015    34.41%      35.63%      1.24%
            2008                 1.30%    2.45%      7.24      9.00       237,488       1,809,532   -46.15%     -45.52%      0.96%
            2007                 1.30%    2.45%     13.38     16.52       305,686       4,317,816     6.72%       7.95%      0.56%
LVIP AMERICAN GLOBAL GROWTH SERVICE CLASS II
            2011                 0.65%    3.15%     10.88     11.20     3,000,311      33,023,222   -11.55%      -9.85%      0.09%
            2010      9/30/10    0.65%    2.55%     12.30     12.42       215,895       2,669,105    -0.11%       8.17%      0.00%
LVIP AMERICAN GLOBAL SMALL CAPITALIZATION SERVICE CLASS II
            2011                 0.65%    3.15%      9.92     10.17     3,402,354      34,253,853   -21.71%     -20.40%      0.75%
            2010     11/15/10    1.15%    2.80%     12.67     12.78       272,886       3,475,601     0.64%       5.16%      0.00%
LVIP AMERICAN GROWTH SERVICE CLASS II
            2011                 0.65%    3.15%     11.11     11.79    11,423,039     133,305,045    -7.40%      -5.77%      0.06%
            2010     11/15/10    1.15%    2.90%     12.00     12.51     1,002,804      12,501,693    -5.95%       7.68%      0.00%
LVIP AMERICAN GROWTH-INCOME SERVICE CLASS II
            2011                 0.65%    3.15%     11.00     11.78     8,600,561     100,295,861    -5.03%      -3.35%      0.11%
            2010     11/15/10    1.15%    2.90%     11.58     12.19       716,818       8,707,074     0.81%       6.27%      0.00%
LVIP AMERICAN INTERNATIONAL SERVICE CLASS II
            2011                 0.65%    3.15%     10.15     10.48     6,987,342      71,931,847   -16.69%     -14.88%      0.10%
            2010      9/30/10    0.65%    2.80%     12.18     12.31       491,701       6,021,912     0.05%       6.50%      0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)   RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  --------------  ---------  ----------  ---------
LVIP BARON GROWTH OPPORTUNITIES SERVICE CLASS
            2011                 0.65%    3.15%    $10.49    $12.18     8,903,616  $   99,455,460     1.15%       3.35%      0.00%
            2010                 0.65%    2.80%     10.37     11.84     8,058,862      87,917,150    22.90%      25.57%      0.00%
            2009                 0.65%    2.85%      8.42      9.47     7,094,204      62,270,365    34.43%      37.43%      0.00%
            2008                 0.65%    2.85%      6.27      6.92     6,418,205      41,420,290   -40.85%     -39.80%      0.00%
            2007                 1.10%    2.85%     10.60     11.49     3,386,775      36,545,045     0.56%       2.24%      0.00%
LVIP BLACKROCK INFLATION PROTECTED BOND SERVICE CLASS
            2011                 0.65%    3.20%     10.74     11.27    20,637,422     228,952,130     8.74%      11.04%      3.13%
            2010     11/15/10    0.75%    2.85%      9.87     10.15     1,401,242      14,135,797    -2.27%       1.40%      0.59%
LVIP CAPITAL GROWTH SERVICE CLASS
            2011                 0.65%    3.00%      8.02     10.50    22,126,342     198,333,052   -11.75%      -9.83%      0.00%
            2010                 0.65%    2.80%      9.09      9.82    14,883,910     144,635,021    15.39%      17.90%      0.00%
            2009                 0.65%    2.80%      7.88      8.33     6,996,813      57,764,897    30.81%      33.66%      0.11%
            2008                 0.65%    2.80%      6.06      6.19     1,248,367       7,720,820   -43.12%     -42.37%      0.00%
            2007      6/5/07     1.10%    2.70%     10.63     10.74       121,888       1,304,575    -2.84%       9.70%      0.00%
LVIP COHEN & STEERS GLOBAL REAL ESTATE SERVICE CLASS
            2011                 0.65%    3.20%      6.20     10.58    12,157,357      79,776,963   -11.47%      -9.49%      0.00%
            2010                 0.65%    2.85%      7.01      7.59     9,934,577      72,646,063    14.36%      16.90%      0.00%
            2009                 0.65%    2.85%      6.13      6.49     8,708,761      55,042,103    33.62%      36.60%      0.00%
            2008                 0.65%    2.85%      4.58      4.72     8,333,923      38,920,478   -43.80%     -42.81%      1.32%
            2007      6/1/07     1.10%    2.85%      8.16      8.25     3,891,548      31,969,536   -18.94%      -7.02%      0.59%
LVIP COLUMBIA VALUE OPPORTUNITIES SERVICE CLASS
            2011                 0.65%    2.95%      8.30     10.87     2,717,477      23,880,418    -4.71%      -2.64%      0.00%
            2010                 0.65%    2.80%      8.71      9.40     1,678,328      15,228,244    21.02%      23.64%      0.00%
            2009                 0.65%    2.80%      7.19      7.60     1,005,257       7,453,659    20.92%      23.55%      0.41%
            2008                 0.65%    2.80%      5.95      6.11       636,739       3,857,022   -35.96%     -34.89%      0.33%
            2007      6/1/07     1.15%    2.80%      9.29      9.38        87,108         814,572    -8.28%       2.76%      0.67%
LVIP DELAWARE BOND STANDARD CLASS
            2011                 1.30%    3.00%     12.73     18.73    10,208,683     174,089,656     4.82%       6.25%      3.14%
            2010                 1.30%    2.65%     12.12     17.65    12,528,320     202,938,969     5.65%       7.09%      3.28%
            2009                 1.30%    2.65%     11.46     16.50    14,710,742     223,876,924    15.79%      17.37%      4.14%
            2008                 1.30%    2.65%      9.88     14.07    17,222,416     224,703,303    -5.46%      -4.18%      4.36%
            2007                 1.30%    2.65%     10.44     14.70    21,356,530     292,323,892     2.69%       4.08%      4.72%
LVIP DELAWARE BOND SERVICE CLASS
            2011                 0.65%    3.15%     10.27     14.14   146,615,142   1,917,256,346     4.19%       6.56%      3.24%
            2010                 0.65%    2.90%     11.58     13.36   118,782,318   1,497,358,649     5.08%       7.42%      3.52%
            2009                 0.65%    2.85%     11.02     12.53    83,225,660     987,925,269    15.15%      17.71%      4.68%
            2008                 0.65%    2.85%      9.57     10.72    57,669,586     590,700,221    -5.98%      -4.32%      4.75%
            2007                 1.10%    2.85%     10.18     11.23    48,409,964     525,317,008     2.22%       3.97%      4.98%
LVIP DELAWARE DIVERSIFIED FLOATING RATE SERVICE CLASS
            2011                 0.65%    3.20%      9.63      9.97    13,165,319     129,180,469    -3.29%      -1.23%      2.27%
            2010     11/15/10    0.75%    2.85%      9.96     10.09     1,228,387      12,318,833    -0.19%       0.07%      0.21%
LVIP DELAWARE FOUNDATION AGGRESSIVE ALLOCATION STANDARD CLASS
            2011                 1.30%    2.55%     10.44     14.88       731,988      10,388,706    -4.49%      -3.29%      1.99%
            2010                 1.30%    2.55%     10.92     15.50       882,963      13,017,473     9.65%      11.03%      2.51%
            2009                 1.30%    2.55%      9.96     14.07     1,115,182      14,893,081    28.67%      30.29%      1.52%
            2008                 1.30%    2.65%      7.73     10.81     1,511,001      15,329,718   -34.97%     -34.09%      5.79%
            2007                 1.30%    2.65%     11.87     16.54     2,317,237      36,186,157     3.59%       5.00%      1.67%
LVIP DELAWARE FOUNDATION AGGRESSIVE ALLOCATION SERVICE CLASS
            2011                 0.65%    2.85%      9.93     14.35     1,807,281      23,106,109    -5.02%      -2.90%      1.72%
            2010                 0.65%    2.85%     10.26     14.88     2,214,985      29,667,952     9.05%      11.48%      2.34%
            2009                 0.65%    2.85%      9.22     13.44     2,908,852      35,537,545    27.96%      30.81%      1.20%
            2008                 0.65%    2.85%      7.43     10.35     4,435,530      41,922,453   -35.26%     -34.15%      6.46%
            2007                 1.15%    2.85%     11.28     15.75     4,099,903      59,389,376     3.18%       4.90%      1.60%
LVIP DELAWARE GROWTH AND INCOME SERVICE CLASS
            2011                 0.65%    2.95%      9.18     10.32     3,596,976      36,014,898    -1.94%       0.09%      0.73%
            2010                 0.75%    2.80%      9.26     10.36     3,514,396      35,521,339     9.44%      11.70%      0.67%
            2009                 0.75%    2.80%      8.30      9.32     3,192,725      29,147,328    20.81%      23.31%      0.91%
            2008                 0.75%    2.80%      7.19      7.60     2,365,920      17,695,340   -37.76%     -36.73%      1.06%
            2007                 1.15%    2.80%     11.55     12.02     1,889,411      22,449,840     2.93%       4.54%      1.19%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)   RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  --------------  ---------  ----------  ---------
LVIP DELAWARE SOCIAL AWARENESS STANDARD CLASS
            2011                 1.30%    2.70%    $ 9.90    $15.93       682,911  $    9,729,522    -1.99%      -0.66%      0.69%
            2010                 1.30%    2.65%     10.09     16.31       859,633      12,406,132     8.65%      10.13%      0.58%
            2009                 1.30%    2.65%      9.27     14.92     1,015,178      13,335,713    26.60%      28.32%      0.67%
            2008                 1.30%    2.65%      7.31     11.72     1,260,321      12,930,385   -36.13%     -35.26%      0.83%
            2007                 1.30%    2.65%     11.43     18.23     1,584,462      25,166,950     0.27%       1.64%      0.84%
LVIP DELAWARE SOCIAL AWARENESS SERVICE CLASS
            2011                 0.65%    3.00%      9.35     15.05     3,498,836      44,160,362    -2.48%      -0.36%      0.41%
            2010                 0.65%    2.80%      9.41     15.21     3,768,826      49,233,488     8.22%      10.46%      0.26%
            2009                 0.65%    2.70%      8.54     13.86     4,055,609      49,637,690    26.09%      28.70%      0.36%
            2008                 0.65%    2.70%      7.31     10.85     4,384,397      42,910,993   -36.38%     -35.45%      0.55%
            2007                 1.25%    2.80%     11.43     16.82     4,848,658      75,403,936    -0.03%       1.43%      0.64%
LVIP DELAWARE SPECIAL OPPORTUNITIES SERVICE CLASS
            2011                 0.65%    3.15%      8.19      9.04     4,447,468      38,587,554    -8.14%      -6.14%      0.00%
            2010                 0.65%    2.80%      8.92      9.64     2,926,149      27,220,347    26.59%      29.33%      0.51%
            2009                 0.65%    2.80%      7.04      7.45     1,579,299      11,479,826    26.40%      29.15%      0.66%
            2008                 0.65%    2.80%      5.59      5.71     1,463,515       8,306,542   -38.51%     -37.64%      1.24%
            2007      6/12/07    1.25%    2.65%      9.08      9.16       364,016       3,326,595    -9.80%       2.13%      0.99%
LVIP DIMENSIONAL NON-U.S. EQUITY STANDARD CLASS
            2011     12/5/11     0.65%    1.70%      8.31      8.36        11,357          94,696    -3.15%       1.73%      0.00%
LVIP DIMENSIONAL NON-U.S. EQUITY SERVICE CLASS
            2011      5/24/11    0.65%    3.00%      8.23      8.35     1,692,525      14,040,113   -18.73%       1.75%      0.17%
LVIP DIMENSIONAL U.S. EQUITY STANDARD CLASS
            2011     12/5/11     0.65%    1.70%      9.36      9.42         8,907          83,740    -0.06%       0.74%      0.00%
LVIP DIMENSIONAL U.S. EQUITY SERVICE CLASS
            2011      5/24/11    0.65%    3.00%      9.27      9.41     2,594,767      24,262,709    -8.42%      11.63%      0.00%
LVIP DIMENSIONAL/VANGUARD TOTAL BOND STANDARD CLASS
            2011     12/5/11     0.65%    1.70%     10.35     10.42         8,895          92,396     0.20%       0.56%      0.00%
LVIP DIMENSIONAL/VANGUARD TOTAL BOND SERVICE CLASS
            2011      5/23/11    0.65%    3.20%     10.12     10.41     4,856,542      50,192,610    -0.13%       3.71%      0.26%
LVIP GLOBAL INCOME SERVICE CLASS
            2011                 0.60%    3.20%     10.75     11.71    34,679,354     393,735,508    -2.01%       0.23%      4.55%
            2010                 0.60%    2.85%     11.26     11.67    20,536,946     235,905,015     6.34%       8.71%      3.35%
            2009      7/1/09     0.65%    2.85%     10.59     10.74     5,360,215      57,213,255    -0.15%       6.19%      2.72%
LVIP JANUS CAPITAL APPRECIATION STANDARD CLASS
            2011                 1.30%    2.65%     10.06     13.82       173,576       2,112,536    -8.15%      -6.90%      0.20%
            2010                 1.30%    2.65%     10.94     14.97       215,585       2,825,485     8.54%       9.91%      0.70%
            2009                 1.30%    2.55%     10.07     13.74       236,966       2,833,177    35.04%      36.74%      0.81%
            2008                 1.30%    2.55%      7.46     10.13       278,559       2,443,401   -42.31%     -41.59%      0.68%
            2007                 1.30%    2.55%     12.92     17.31       298,124       4,493,378    17.38%      18.86%      0.26%
LVIP JANUS CAPITAL APPRECIATION SERVICE CLASS
            2011                 0.65%    3.20%      9.84     13.40     4,028,664      48,611,933    -8.53%      -6.54%      0.00%
            2010                 0.65%    2.80%     10.64     14.44     4,790,609      63,658,856     8.01%      10.25%      0.52%
            2009                 0.75%    2.80%      9.67     13.17     4,489,735      54,781,676    34.36%      37.14%      0.95%
            2008                 0.75%    2.80%      7.41      9.66     2,805,952      24,856,506   -42.60%     -41.64%      0.51%
            2007                 1.15%    2.80%     12.91     16.59     2,223,674      34,519,014    16.80%      18.62%      0.08%
LVIP JPMORGAN HIGH YIELD SERVICE CLASS
            2011                 0.65%    3.20%     10.50     10.98     6,925,613      75,331,715    -0.40%       1.36%      9.46%
            2010     11/16/10    1.15%    2.90%     10.54     10.84       300,856       3,246,962     0.07%       1.53%      1.12%
LVIP MFS INTERNATIONAL GROWTH SERVICE CLASS
            2011                 0.60%    2.95%      6.91     11.04    14,718,003     113,856,658   -12.63%     -10.64%      2.85%
            2010                 0.60%    2.85%      7.91      8.56    11,583,789      96,896,427     9.66%      12.09%      0.58%
            2009                 0.65%    2.85%      7.21      7.64     7,190,493      53,643,846    31.70%      34.63%      0.83%
            2008                 0.65%    2.85%      5.48      5.63     4,128,581      23,019,042   -50.50%     -49.65%      1.05%
            2007      6/1/07     1.15%    2.85%     11.06     11.18     1,856,720      20,680,646    -4.83%      14.91%      0.98%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)   RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  --------------  ---------  ----------  ---------
LVIP MFS VALUE SERVICE CLASS
            2011                 0.65%    3.15%    $ 7.77    $10.79    64,066,802  $  551,815,744    -3.15%      -1.00%      1.33%
            2010                 0.65%    2.85%      8.02      8.69    48,122,826     409,771,177     8.19%      10.59%      1.24%
            2009                 0.65%    2.85%      7.42      7.86    29,898,812     231,005,259    17.28%      19.89%      1.61%
            2008                 0.65%    2.85%      6.33      6.50    12,586,764      81,499,360   -34.33%     -33.23%      1.97%
            2007      6/5/07     1.15%    2.80%      9.64      9.74     1,167,639      11,323,296    -4.50%       5.67%      1.27%
LVIP MID-CAP VALUE SERVICE CLASS
            2011                 0.65%    3.20%      7.18      7.95     5,810,819      44,365,619   -12.09%     -10.13%      0.00%
            2010                 0.65%    2.85%      8.17      8.85     4,779,106      40,801,285    20.12%      22.79%      0.01%
            2009                 0.65%    2.85%      6.80      7.21     3,294,804      23,145,869    38.09%      41.17%      0.30%
            2008                 0.65%    2.85%      4.93      5.07     2,592,831      13,021,942   -42.52%     -41.50%      0.09%
            2007      6/5/07     1.10%    2.85%      8.57      8.66     1,598,830      13,800,842   -15.89%      -7.65%      0.28%
LVIP MONDRIAN INTERNATIONAL VALUE STANDARD CLASS
            2011                 1.30%    2.70%      9.85     18.32       983,587      17,121,039    -6.72%      -5.45%      2.83%
            2010                 1.30%    2.65%     10.55     19.61     1,202,225      22,423,804    -0.21%       1.14%      3.16%
            2009                 1.30%    2.65%     10.55     19.53     1,444,227      26,747,196    18.06%      19.67%      3.16%
            2008                 1.30%    2.65%      8.92     16.45     1,825,281      28,349,359   -38.31%     -37.47%      4.45%
            2007                 1.30%    2.65%     14.45     26.50     2,434,134      60,083,052     8.57%      10.05%      1.89%
LVIP MONDRIAN INTERNATIONAL VALUE SERVICE CLASS
            2011                 0.65%    3.20%      8.00     17.21     7,933,392     102,799,297    -7.14%      -5.07%      2.83%
            2010                 0.65%    2.85%      8.52     18.25     7,872,078     111,459,611    -0.66%       1.55%      3.15%
            2009                 0.65%    2.85%      8.67     18.10     7,692,810     111,025,754    17.53%      20.14%      2.98%
            2008                 0.65%    2.85%      7.59     15.17     8,454,702     105,135,796   -38.59%     -37.54%      4.54%
            2007                 1.15%    2.85%     14.45     24.34     9,014,480     185,875,399     8.08%       9.83%      1.82%
LVIP MONEY MARKET STANDARD CLASS
            2011                 1.30%    2.65%      9.25     11.55     5,721,128      60,993,041    -2.59%      -1.26%      0.03%
            2010                 1.30%    2.65%      9.50     11.71     6,137,587      66,685,675    -2.57%      -1.24%      0.05%
            2009                 1.30%    2.65%      9.75     11.87     9,480,305     104,203,478    -2.32%      -0.99%      0.32%
            2008                 1.30%    2.65%      9.98     12.00    16,028,543     178,597,067    -0.33%       1.02%      2.26%
            2007                 1.30%    2.65%     10.02     11.89    11,203,496     124,212,124     2.22%       3.61%      4.84%
LVIP MONEY MARKET SERVICE CLASS
            2011                 0.60%    3.20%      9.20     10.47    35,549,205     358,035,288    -2.78%      -0.58%      0.03%
            2010                 0.60%    2.85%      9.44     10.60    33,514,174     342,966,801    -2.77%      -0.61%      0.04%
            2009                 0.65%    2.85%      9.69     10.73    41,001,437     425,778,435    -2.73%      -0.57%      0.09%
            2008                 0.65%    2.85%      9.94     10.85    58,655,759     619,101,956    -0.78%       0.92%      1.91%
            2007                 1.15%    2.85%     10.00     10.77    26,010,828     273,357,558     1.76%       3.40%      4.59%
LVIP PROTECTED PROFILE 2010 SERVICE CLASS
            2011                 0.75%    2.80%      9.80     10.77       761,580       7,858,988    -1.80%       0.24%      0.74%
            2010                 0.75%    2.80%      9.98     10.74       828,075       8,599,298     8.11%      10.35%      0.81%
            2009                 0.75%    2.80%      9.25      9.74       958,871       9,115,520    20.79%      23.17%      1.76%
            2008                 0.75%    2.70%      7.66      7.85       754,985       5,875,176   -26.12%     -24.97%      2.27%
            2007      7/11/07    1.15%    2.70%     10.37     10.47       122,994       1,280,748     0.02%       6.47%      0.41%
LVIP PROTECTED PROFILE 2020 SERVICE CLASS
            2011                 0.75%    2.80%      9.32     10.24     1,695,997      16,681,468    -2.81%      -0.80%      0.74%
            2010                 0.75%    2.80%      9.59     10.33     1,816,906      18,173,482     8.67%      10.92%      0.68%
            2009                 0.75%    2.80%      8.82      9.31     1,720,813      15,652,752    21.89%      24.41%      1.71%
            2008                 0.75%    2.80%      7.25      7.43     1,286,969       9,484,720   -29.01%     -27.90%      1.65%
            2007      6/14/07    1.15%    2.70%     10.21     10.31       210,936       2,167,954    -1.81%       7.80%      0.36%
LVIP PROTECTED PROFILE 2030 SERVICE CLASS
            2011                 0.75%    2.85%      9.03      9.95     1,054,400      10,026,943    -3.60%      -1.55%      0.63%
            2010                 0.75%    2.85%      9.37     10.10     1,090,359      10,633,763     9.10%      11.42%      0.55%
            2009                 0.75%    2.85%      8.58      9.07     1,223,378      10,817,678    24.06%      26.70%      1.59%
            2008                 0.75%    2.85%      6.94      7.09       646,887       4,561,711   -32.79%     -31.84%      0.93%
            2007      6/5/07     1.30%    2.70%     10.32     10.41        90,098         934,122    -2.40%       8.65%      0.40%
LVIP PROTECTED PROFILE 2040 SERVICE CLASS
            2011                 1.15%    2.85%      8.47      9.16       633,963       5,663,052    -4.47%      -2.83%      0.62%
            2010                 1.15%    2.85%      8.86      9.42       681,006       6,293,112    10.20%      12.09%      0.56%
            2009                 1.15%    2.85%      8.04      8.37       624,977       5,177,281    26.96%      28.94%      1.27%
            2008                 1.30%    2.85%      6.35      6.49       517,107       3,326,300   -37.43%     -36.54%      0.24%
            2007      7/16/07    1.30%    2.70%     10.15     10.23        39,057         397,179    -2.92%       4.57%      1.08%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)   RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  --------------  ---------  ----------  ---------
LVIP PROTECTED PROFILE CONSERVATIVE SERVICE CLASS
            2011                 0.65%    3.15%    $10.62    $12.91    33,493,486  $  417,683,901     0.47%       2.76%      1.79%
            2010                 0.65%    2.90%     11.56     12.64    30,806,255     378,674,328     7.13%       9.52%      3.58%
            2009                 0.65%    2.85%     10.70     11.61    27,297,773     309,685,249    21.05%      23.61%      4.15%
            2008                 0.75%    2.85%      8.92      9.44    21,489,015     199,198,042   -20.94%     -19.58%      2.03%
            2007                 1.15%    2.85%     11.23     11.75    13,219,924     153,394,188     4.49%       6.28%      1.94%
LVIP PROTECTED PROFILE GROWTH SERVICE CLASS
            2011                 0.65%    3.15%      9.94     11.84    64,143,521     733,350,041    -3.05%      -0.89%      1.76%
            2010                 0.65%    2.85%     10.24     12.02    55,624,756     649,763,390     9.27%      11.70%      2.66%
            2009                 0.65%    2.85%      9.35     10.82    51,327,593     543,175,797    25.09%      27.88%      4.39%
            2008                 0.65%    2.85%      7.77      8.51    48,840,768     408,610,151   -35.45%     -34.31%      0.83%
            2007                 1.10%    2.85%     12.46     12.98    36,610,548     469,022,681     6.46%       8.18%      1.56%
LVIP PROTECTED PROFILE MODERATE SERVICE CLASS
            2011                 0.65%    3.20%     11.07     12.49    97,255,844   1,171,356,272    -1.92%       0.26%      1.56%
            2010                 0.65%    2.85%     11.16     12.54    88,617,281   1,078,285,914     8.54%      10.96%      2.80%
            2009                 0.65%    2.85%     10.08     11.37    80,244,518     890,296,676    24.14%      26.90%      4.21%
            2008                 0.65%    2.85%      8.39      9.01    73,977,108     654,007,813   -28.87%     -27.61%      1.88%
            2007                 1.10%    2.85%     11.98     12.47    52,232,085     642,331,532     5.99%       7.65%      1.28%
LVIP SSgA BOND INDEX SERVICE CLASS
            2011                 0.65%    3.15%     10.18     12.17    81,296,726     952,715,198     4.07%       6.44%      2.79%
            2010                 0.65%    2.90%     10.82     11.43    85,241,062     948,775,048     2.74%       5.02%      2.10%
            2009                 0.65%    2.85%     10.53     10.89    45,904,548     491,682,947     1.33%       3.59%      2.21%
            2008      6/24/08    0.65%    2.85%     10.39     10.51    12,107,364     126,524,359     2.17%       6.13%      0.95%
LVIP SSgA CONSERVATIVE INDEX ALLOCATION SERVICE CLASS
            2011                 0.65%    3.00%     10.35     10.57     3,047,205      32,014,658    -0.39%       1.12%      0.23%
            2010     11/17/10    1.30%    2.80%     10.39     10.45       282,388       2,944,310     0.50%       1.74%      0.00%
LVIP SSgA CONSERVATIVE STRUCTURED ALLOCATION SERVICE CLASS
            2011                 0.65%    3.15%     10.33     10.53    13,733,029     143,541,076    -0.19%       1.22%      0.21%
            2010     11/17/10    1.30%    2.70%     10.35     10.41     1,020,141      10,594,850     0.00%       1.55%      0.00%
LVIP SSgA DEVELOPED INTERNATIONAL 150 SERVICE CLASS
            2011                 0.65%    2.95%      7.73      8.35    16,169,685     130,126,370   -14.82%     -12.92%      2.29%
            2010                 0.65%    2.85%      9.07      9.59    14,813,167     138,293,111     3.99%       6.31%      1.23%
            2009                 0.65%    2.85%      8.72      9.02     7,672,745      68,094,266    40.27%      43.39%      1.72%
            2008      6/26/08    0.65%    2.85%      6.22      6.29     2,737,409      17,122,014   -36.36%      20.35%      2.37%
LVIP SSgA EMERGING MARKETS 100 STANDARD CLASS
            2011     12/5/11     1.70%    1.70%     14.91     14.91           944          14,087    -4.18%      -4.18%      0.00%
LVIP SSgA EMERGING MARKETS 100 SERVICE CLASS
            2011                 0.65%    3.15%     11.31     12.22    13,252,989     155,980,136   -17.54%     -15.70%      2.37%
            2010                 0.65%    2.85%     13.71     14.50    11,936,863     168,453,712    23.87%      26.62%      1.10%
            2009                 0.65%    2.85%     11.07     11.45     7,338,465      82,652,795    84.14%      88.24%      1.48%
            2008      6/26/08    0.65%    2.85%      6.01      6.08     2,345,082      14,179,848   -38.84%      21.08%      1.46%
LVIP SSgA GLOBAL TACTICAL ALLOCATION SERVICE CLASS
            2011                 0.65%    3.15%      9.13     10.94    21,907,148     231,199,458    -2.80%      -0.69%      1.48%
            2010                 0.65%    2.80%      9.21     11.09     5,918,960      63,997,052     5.48%       7.78%      0.84%
            2009                 0.65%    2.85%      8.61     10.35     5,385,891      54,613,994    26.80%      29.49%      5.30%
            2008                 0.75%    2.85%      7.13      8.03     8,907,561      70,291,413   -42.29%     -41.27%      0.30%
            2007                 1.10%    2.85%     13.16     13.69     8,376,524     113,226,459     7.69%       9.37%      0.73%
LVIP SSgA INTERNATIONAL INDEX SERVICE CLASS
            2011                 0.65%    2.95%      6.94      7.50    26,518,034     191,861,496   -15.05%     -13.16%      1.15%
            2010                 0.65%    2.85%      8.17      8.64    23,605,346     198,623,794     3.78%       6.09%      1.49%
            2009                 0.65%    2.85%      7.88      8.15    11,816,356      94,717,158    23.95%      26.71%      1.91%
            2008      6/26/08    0.65%    2.85%      6.36      6.43     3,478,166      22,232,589   -35.72%      18.05%      1.74%
LVIP SSgA LARGE CAP 100 SERVICE CLASS
            2011                 0.65%    3.15%     10.42     11.25    26,026,743     282,152,292    -0.81%       1.40%      1.37%
            2010                 0.65%    2.85%     10.50     11.10    26,778,012     289,254,755    15.56%      18.13%      1.21%
            2009                 0.65%    2.85%      9.09      9.40    15,341,530     141,798,422    31.16%      34.08%      1.51%
            2008      6/26/08    0.65%    2.85%      6.93      7.01     4,737,060      33,002,221   -31.01%       9.87%      0.83%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)   RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  --------------  ---------  ----------  ---------
LVIP SSgA MODERATE INDEX ALLOCATION SERVICE CLASS
            2011                 0.65%    3.15%    $10.29    $10.50     6,709,031  $   69,827,648    -3.03%      -1.62%      0.09%
            2010     11/16/10    1.15%    2.60%     10.61     10.67       386,790       4,120,405    -0.04%       2.82%      0.00%
LVIP SSgA MODERATE STRUCTURED ALLOCATION SERVICE CLASS
            2011                 0.65%    3.15%     10.25     10.52    32,114,185     332,998,959    -2.82%      -0.71%      0.20%
            2010     11/16/10    0.75%    2.90%     10.51     10.75     2,706,824      28,557,076     0.32%       2.75%      0.00%
LVIP SSgA MODERATELY AGGRESSIVE INDEX ALLOCATION SERVICE CLASS
            2011                 0.65%    3.00%     10.15     10.39     7,300,410      75,180,805    -5.47%      -3.90%      0.03%
            2010     11/18/10    1.15%    2.80%     10.74     10.81       542,212       5,847,902    -0.04%       2.21%      0.00%
LVIP SSgA MODERATELY AGGRESSIVE STRUCTURED ALLOCATION SERVICE CLASS
            2011                 0.65%    3.00%     10.30     10.59    22,719,184     237,348,906    -4.61%      -2.73%      0.18%
            2010     11/18/10    0.75%    2.70%     10.80     10.89     1,483,235      16,077,151     0.03%       3.66%      0.00%
LVIP SSgA S&P 500 INDEX STANDARD CLASS
            2011                 1.40%    2.60%      9.27     10.04       191,922       1,897,063    -0.76%       0.43%      0.97%
            2010                 1.40%    2.60%      9.37      9.99       204,002       2,012,755    11.84%      13.13%      1.25%
            2009                 1.40%    2.55%      8.67      8.83       176,761       1,551,468    23.86%      24.36%      1.79%
            2008                 1.40%    1.80%      7.05      7.10        70,013         496,689   -38.19%     -38.07%      6.15%
            2007      4/27/07    1.40%    1.60%     11.41     11.47        22,682         259,980    -1.64%      -1.51%      1.11%
LVIP SSgA S&P 500 INDEX SERVICE CLASS
            2011                 0.65%    3.15%      8.67      9.97    43,622,939     421,172,307    -1.26%       0.94%      0.68%
            2010                 0.65%    2.85%      8.77      9.94    43,337,481     418,910,568    11.23%      13.71%      1.14%
            2009                 0.65%    2.85%      7.77      8.79    25,348,953     217,699,880    22.25%      24.97%      1.56%
            2008                 0.65%    2.85%      6.68      7.08     9,350,393      64,897,157   -39.08%     -38.06%      5.62%
            2007      4/27/07    1.15%    2.80%     10.79     11.44     1,724,252      19,455,047    -3.29%       1.87%      1.23%
LVIP SSgA SMALL-CAP INDEX STANDARD CLASS
            2011      12/5/11    1.70%    1.70%     14.63     14.63           798          11,669    -0.78%      -0.78%      0.00%
LVIP SSgA SMALL-CAP INDEX SERVICE CLASS
            2011                 0.65%    3.20%      8.03      8.89    14,871,629     126,195,557    -7.48%      -5.42%      0.11%
            2010                 0.65%    2.85%      8.68      9.40    13,551,043     122,688,382    22.34%      25.06%      0.36%
            2009                 0.65%    2.85%      7.10      7.52     8,628,513      63,133,650    22.17%      24.89%      0.65%
            2008                 0.65%    2.85%      5.81      5.98     4,021,344      23,798,001   -35.96%     -34.86%      1.31%
            2007      6/5/07     1.10%    2.80%      9.08      9.18       733,570       6,708,346   -10.14%      -0.28%      0.79%
LVIP SSgA SMALL-MID CAP 200 SERVICE CLASS
            2011                 0.65%    3.15%     12.39     13.39     6,952,262      89,660,120    -5.20%      -3.09%      1.40%
            2010                 0.65%    2.85%     13.07     13.81     7,055,885      94,875,875    23.85%      26.61%      1.81%
            2009                 0.65%    2.85%     10.55     10.91     4,142,174      44,470,690    47.05%      50.31%      1.90%
            2008      6/26/08    0.65%    2.85%      7.18      7.26     1,385,280       9,999,517   -34.57%      11.96%      1.49%
LVIP T. ROWE PRICE GROWTH STOCK SERVICE CLASS
            2011                 0.65%    2.95%      8.31      9.20     9,783,128      86,030,329    -4.65%      -2.53%      0.00%
            2010                 0.65%    2.85%      8.72      9.44     7,849,330      71,341,526    13.17%      15.68%      0.00%
            2009                 0.65%    2.85%      7.71      8.16     5,541,855      43,985,519    38.79%      41.80%      0.00%
            2008                 0.65%    2.80%      5.56      5.70     1,771,051      10,018,182   -43.59%     -42.71%      0.00%
            2007      6/1/07     1.25%    2.80%      9.85      9.94       678,322       6,726,069    -4.45%       2.43%      0.20%
LVIP T. ROWE PRICE STRUCTURED MID-CAP GROWTH STANDARD CLASS
            2011                 1.30%    2.80%     11.62     18.13       137,181       2,184,638    -6.38%      -5.11%      0.00%
            2010                 1.30%    2.65%     12.40     19.27       169,937       2,874,844    25.02%      26.71%      0.00%
            2009                 1.30%    2.65%      9.90     15.34       164,956       2,212,388    42.51%      44.45%      0.10%
            2008                 1.30%    2.65%      6.94     10.71       149,632       1,390,133   -44.28%     -43.52%      0.00%
            2007                 1.30%    2.65%     15.81     19.12       166,583       2,745,922    10.62%      12.12%      0.00%
LVIP T. ROWE PRICE STRUCTURED MID-CAP GROWTH SERVICE CLASS
            2011                 0.65%    2.95%     11.02     17.39     4,086,361      60,225,079    -6.81%      -4.74%      0.00%
            2010                 0.65%    2.85%     11.59     18.38     3,027,569      47,561,006    24.46%      27.23%      0.00%
            2009                 0.65%    2.85%      9.13     14.55     2,315,538      28,997,538    41.87%      45.02%      0.00%
            2008                 0.65%    2.85%      6.90     10.10     1,579,142      13,817,663   -44.53%     -43.57%      0.00%
            2007                 1.15%    2.85%     12.22     17.94     1,103,701      17,411,256    10.12%      12.00%      0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)   RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  --------------  ---------  ----------  ---------
LVIP TEMPLETON GROWTH SERVICE CLASS
            2011                 0.65%    3.15%    $ 7.07    $10.81    15,769,152  $  118,673,830    -6.11%      -3.96%      2.04%
            2010                 0.65%    2.90%      7.53      8.15    13,007,007     102,455,858     3.31%       5.61%      1.78%
            2009                 0.65%    2.85%      7.29      7.72    10,349,314      77,857,452    24.21%      26.98%      1.55%
            2008                 0.65%    2.85%      5.87      6.03    11,336,582      67,756,355   -39.61%     -38.58%      2.42%
            2007      6/1/07     1.10%    2.80%      9.72      9.82     4,655,053      45,556,801    -4.11%       3.03%      2.40%
LVIP TURNER MID-CAP GROWTH SERVICE CLASS
            2011                 0.65%    3.20%      8.51      9.40     3,834,978      34,168,087   -10.38%      -8.43%      0.00%
            2010                 0.65%    2.80%      9.49     10.26     2,994,921      29,442,450    23.44%      26.12%      0.00%
            2009                 0.65%    2.80%      7.67      8.14     1,924,863      15,157,607    43.96%      47.09%      0.00%
            2008                 0.65%    2.80%      5.31      5.49     1,899,168      10,252,684   -50.83%     -49.99%      0.00%
            2007      6/4/07     1.10%    2.80%     10.78     10.98     1,108,808      12,033,221     1.67%       9.71%      0.00%
LVIP VANGUARD DOMESTIC EQUITY ETF SERVICE CLASS
            2011      5/31/11    0.65%    3.15%      9.26     10.44     1,559,907      14,571,491    -8.09%      11.02%      0.84%
LVIP VANGUARD INTERNATIONAL EQUITY ETF SERVICE CLASS
            2011      5/24/11    0.65%    3.15%      8.26      9.10     1,069,284       8,915,387   -18.92%       6.08%      0.00%
LVIP WELLS FARGO INTRINSIC VALUE SERVICE CLASS
            2011                 0.65%    3.15%      8.77      9.73     3,350,081      31,584,371    -5.50%      -3.44%      0.78%
            2010                 0.65%    2.80%      9.11     10.14     2,793,737      27,532,649    14.39%      16.88%      0.77%
            2009                 0.65%    2.80%      7.81      8.73     3,150,307      26,857,754    19.60%      22.20%      0.97%
            2008                 0.65%    2.80%      6.70      7.19     3,076,733      21,692,955   -40.18%     -39.18%      1.67%
            2007                 1.15%    2.80%     11.02     11.83     1,991,296      23,290,149     1.22%       2.90%      1.11%
LORD ABBETT FUNDAMENTAL EQUITY CLASS VC
            2011                 0.65%    2.55%     14.28     15.11     1,045,826      14,435,281    -6.80%      -5.11%      0.24%
            2010                 0.65%    2.45%     15.41     15.92       630,717       9,982,968    16.44%      18.26%      0.39%
            2009                 0.65%    2.20%     13.45     13.45       355,079       4,767,170    25.03%      25.03%      0.39%
            2008     12/18/08    0.75%    1.15%     10.75     10.75         3,019          32,465     1.80%       3.60%      0.41%
MFS VIT CORE EQUITY SERVICE CLASS
            2011                 1.30%    2.65%     10.06     14.36       182,259       2,225,017    -3.86%      -2.55%      0.66%
            2010                 1.30%    2.65%     10.44     14.91       214,952       2,729,647    13.81%      15.35%      0.92%
            2009                 1.30%    2.65%      9.16     13.07       268,829       2,974,261    28.78%      30.53%      1.41%
            2008                 1.30%    2.65%      7.10     10.39       353,475       3,042,352   -40.91%     -40.11%      0.42%
            2007                 1.30%    2.65%     13.49     17.47       424,313       6,074,976     7.97%       9.44%      0.09%
MFS VIT GROWTH INITIAL CLASS
            2011                 1.40%    2.35%     12.18     17.49       217,368       2,664,912    -2.64%      -1.71%      0.19%
            2010                 1.40%    2.35%     12.39     17.93       252,322       3,148,241    12.66%      13.73%      0.12%
            2009                 1.40%    2.35%     10.90     15.88       298,447       3,274,416    34.48%      35.76%      0.32%
            2008                 1.40%    2.35%      8.03     11.79       378,142       3,066,522   -38.87%     -38.29%      0.24%
            2007                 1.40%    2.35%     13.00     19.24       517,426       6,774,625    18.60%      19.49%      0.00%
MFS VIT GROWTH SERVICE CLASS
            2011                 0.65%    3.15%      5.99     17.57     1,819,693      18,605,962    -3.31%      -1.20%      0.02%
            2010                 0.65%    2.80%      6.13     17.99     1,377,501      14,515,038    11.85%      14.16%      0.00%
            2009                 0.75%    2.80%      5.43     15.94     1,133,560      10,054,060    33.74%      35.76%      0.03%
            2008                 1.15%    2.65%      4.02     11.82       934,809       6,038,525   -39.18%     -38.35%      0.00%
            2007                 1.30%    2.65%      6.56     18.98     1,044,638      10,822,665    17.71%      19.31%      0.00%
MFS VIT TOTAL RETURN INITIAL CLASS
            2011                 1.40%    2.35%     13.27     15.34       771,762      11,755,872    -0.59%       0.36%      2.54%
            2010                 1.40%    2.35%     13.25     15.28       930,794      14,141,260     7.38%       8.40%      2.78%
            2009                 1.40%    2.35%     12.25     14.10     1,122,524      15,719,007    15.29%      16.39%      3.99%
            2008                 1.40%    2.35%     10.55     12.11     1,434,962      17,288,570   -23.95%     -23.22%      3.27%
            2007                 1.40%    2.35%     13.76     15.77     1,988,068      31,231,708     1.79%       2.77%      2.67%
MFS VIT TOTAL RETURN SERVICE CLASS
            2011                 0.65%    3.00%      9.88     14.13    23,744,780     287,424,116    -1.27%       0.93%      2.35%
            2010                 0.65%    2.85%      9.89     14.10    26,324,559     320,891,076     6.55%       8.92%      2.53%
            2009                 0.65%    2.85%      9.17     13.04    25,879,249     296,846,148    14.42%      16.96%      3.36%
            2008                 0.65%    2.85%      8.32     11.24    25,474,232     256,544,245   -24.51%     -23.17%      2.88%
            2007                 1.10%    2.85%     11.02     14.67    25,882,431     346,662,283     1.01%       2.75%      2.31%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL       INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)   RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  --------------  ---------  ----------  ---------
MFS VIT UTILITIES INITIAL CLASS
            2011                 1.40%    2.35%    $21.61    $32.82       438,395  $   10,788,087     4.30%       5.30%      3.17%
            2010                 1.40%    2.35%     20.57     31.41       528,719      12,359,268    11.17%      12.23%      3.15%
            2009                 1.40%    2.35%     18.36     28.19       886,526      18,430,756    30.12%      31.37%      5.42%
            2008                 1.40%    2.35%     14.01     21.62       995,022      15,767,161   -39.12%     -38.54%      1.59%
            2007                 1.40%    2.35%     22.83     35.45     1,272,814      32,805,573    25.18%      26.12%      1.00%
MFS VIT UTILITIES SERVICE CLASS
            2011                 0.65%    3.20%     12.18     32.38     9,912,951     187,068,650     3.51%       5.82%      3.04%
            2010                 0.65%    2.85%     11.62     31.03     9,659,921     176,418,368    10.32%      12.77%      3.03%
            2009                 0.65%    2.85%     10.41     27.90    10,128,784     167,168,663    29.14%      32.01%      5.05%
            2008                 0.65%    2.85%      8.88     21.44    12,430,632     159,125,862   -39.56%     -38.49%      1.28%
            2007                 1.10%    2.85%     14.44     35.18    12,469,463     266,499,134    23.97%      26.10%      0.71%
MORGAN STANLEY UIF CAPITAL GROWTH CLASS II
            2011                 0.65%    1.85%     19.30     19.91        83,417       1,463,259    -4.63%      -3.67%      0.00%
            2010                 0.65%    1.65%     20.24     20.67        61,149       1,257,711    20.61%      21.82%      0.00%
            2009                 0.65%    1.65%     16.95     16.95        41,902         709,340    63.92%      63.92%      0.00%
            2008     12/22/08    0.75%    0.75%     10.34     10.34           845           8,735     2.74%       2.74%      0.00%
NB AMT MID-CAP GROWTH I CLASS
            2011                 1.15%    2.80%     12.41     19.70     2,549,870      42,704,716    -2.30%      -0.68%      0.00%
            2010                 1.15%    2.80%     12.49     19.87     3,131,370      53,220,622    25.54%      27.62%      0.00%
            2009                 1.15%    2.80%      9.79     15.59     3,722,577      49,806,670    27.96%      30.09%      0.00%
            2008                 1.15%    2.80%      7.52     12.00     4,977,879      51,364,563   -44.94%     -44.02%      0.00%
            2007                 1.15%    2.80%     14.26     21.59     6,187,385     114,623,693    19.15%      21.01%      0.00%
NB AMT REGENCY I CLASS
            2011                 1.15%    2.85%      9.71     17.71     2,478,404      40,147,591    -9.12%      -7.57%      0.60%
            2010                 1.15%    2.85%     10.63     19.29     3,131,986      55,143,709    22.64%      24.74%      0.68%
            2009                 1.15%    2.85%      8.61     15.57     3,960,978      56,317,829    42.44%      44.88%      1.67%
            2008                 1.15%    2.85%      6.01     10.69     5,282,840      52,195,507   -47.35%     -46.44%      1.13%
            2007                 1.15%    2.85%     11.29     20.14     6,588,064     122,165,598     0.40%       2.12%      0.43%
OPPENHEIMER GLOBAL SECURITIES SERVICE CLASS
            2011                 0.65%    2.20%     10.60     16.08       489,083       6,783,278   -10.52%      -9.12%      0.80%
            2010                 0.65%    2.20%     17.26     17.69       218,942       3,814,587    13.64%      14.95%      0.82%
            2009                 0.65%    1.80%     15.22     15.22        82,118       1,260,958    37.09%      37.09%      0.17%
            2008     12/26/08    1.65%    1.65%     11.10     11.10           916          10,166     3.71%       3.71%      0.00%
PIMCO VIT COMMODITY REAL RETURN ADVISOR CLASS
            2011                 0.65%    2.80%     13.48     14.26     1,029,506      14,298,970   -10.10%      -8.14%     14.26%
            2010                 0.65%    2.80%     14.99     15.53       774,132      11,842,341    20.82%      23.44%     15.68%
            2009      7/1/09     0.65%    2.80%     12.41     12.58       331,446       4,144,190     3.62%      29.90%      6.63%
PUTNAM VT GLOBAL HEALTH CARE CLASS IB
            2011                 1.30%    2.65%     10.74     13.00       229,560       2,578,235    -3.77%      -2.45%      0.83%
            2010                 1.30%    2.65%     11.08     13.33       247,720       2,883,922    -0.21%       1.14%      1.96%
            2009                 1.30%    2.65%     11.03     13.18       286,303       3,309,551    22.71%      24.38%      0.00%
            2008                 1.30%    2.65%      8.92     10.59       537,709       5,006,622   -19.24%     -18.15%      0.00%
            2007                 1.30%    2.65%     10.97     12.94       465,168       5,315,847    -2.96%      -1.88%      0.84%
PUTNAM VT GROWTH & INCOME CLASS IB
            2011                 1.30%    2.35%     10.18     12.52       130,443       1,384,436    -6.86%      -5.87%      1.23%
            2010                 1.30%    2.35%     10.89     13.41       175,377       2,005,396    11.72%      12.90%      1.61%
            2009                 1.30%    2.35%      9.71     11.98       217,059       2,203,940    26.80%      28.14%      3.12%
            2008                 1.30%    2.35%      7.63      9.43       332,327       2,633,726   -40.12%     -39.49%      2.24%
            2007                 1.30%    2.35%     12.68     15.72       432,588       5,673,498    -8.22%      -7.25%      1.33%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.

(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3) As the unit value is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4. PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2011:

                                                              AGGREGATE    AGGREGATE
                                                               COST OF      PROCEEDS
SUBACCOUNT                                                    PURCHASES    FROM SALES
----------------------------------------------------------  ------------  ------------
ABVPSF Global Thematic Growth Class B                       $  6,590,865  $  5,949,857
ABVPSF Growth and Income Class B                              11,750,348    28,634,860
ABVPSF International Value Class B                            63,363,519     9,944,413
ABVPSF Large Cap Growth Class B                                  277,746     3,226,569
ABVPSF Small/Mid Cap Value Class B                            22,633,477    30,142,434
American Century VP Inflation Protection Class II             67,117,382   109,848,508
American Funds Global Growth Class 2                          24,097,876    46,779,308
American Funds Global Small Capitalization Class 2            75,071,732    34,810,005
American Funds Growth Class 2                                 33,312,666   300,660,629
American Funds Growth-Income Class 2                         108,130,809   230,147,690
American Funds International Class 2                          63,489,227    95,704,794
BlackRock Global Allocation V.I. Class III                   532,427,882    18,637,058
Delaware VIP Diversified Income Service Class                300,856,329    85,825,529
Delaware VIP Emerging Markets Service Class                   93,869,015    23,715,574
Delaware VIP High Yield Standard Class                         5,733,563    11,797,343
Delaware VIP High Yield Service Class                         52,924,919   112,784,923
Delaware VIP International Value Equity Standard Class            24,712        90,370
Delaware VIP Limited-Term Diversified Income Service Class   314,200,745    55,325,416
Delaware VIP REIT Standard Class                                 334,802     1,445,693
Delaware VIP REIT Service Class                               21,286,982    16,980,239
Delaware VIP Small Cap Value Standard Class                      282,173     2,093,529
Delaware VIP Small Cap Value Service Class                    51,429,976    32,379,241
Delaware VIP Smid Cap Growth Standard Class                      750,697     2,066,009
Delaware VIP Smid Cap Growth Service Class                    64,013,051    35,193,961
Delaware VIP U.S. Growth Service Class                       122,231,559    25,867,575
Delaware VIP Value Standard Class                                537,602     1,332,517
Delaware VIP Value Service Class                              35,847,318    18,184,898
DWS VIP Alternative Asset Allocation Plus Class B             22,326,737     1,428,863
DWS VIP Equity 500 Index Class A                                 744,331     7,119,049
DWS VIP Equity 500 Index Class B                               2,776,245    12,102,075
DWS VIP Small Cap Index Class A                                  240,989     2,091,229
DWS VIP Small Cap Index Class B                                1,236,592     4,821,520
Fidelity VIP Contrafund Service Class 2                       98,649,402    89,795,436
Fidelity VIP Equity-Income Initial Class                         262,483     1,330,750
Fidelity VIP Equity-Income Service Class 2                     1,109,009    10,505,056
Fidelity VIP Growth Initial Class                                316,961     1,197,319

                                                                 AGGREGATE     AGGREGATE
                                                                  COST OF      PROCEEDS
SUBACCOUNT                                                       PURCHASES    FROM SALES
-------------------------------------------------------------  ------------  ------------
Fidelity VIP Growth Service Class 2                            $ 69,835,858  $ 26,665,965
Fidelity VIP Mid Cap Service Class 2                            107,579,365    33,129,057
Fidelity VIP Overseas Initial Class                                 129,249       331,908
Fidelity VIP Overseas Service Class 2                            15,562,201    12,254,018
FTVIPT Franklin Income Securities Class 2                        97,973,048    49,118,231
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2          14,183,341    24,029,600
FTVIPT Mutual Shares Securities Class 2                         145,802,899    19,604,441
FTVIPT Templeton Global Bond Securities Class 2                  58,809,324   104,056,149
FTVIPT Templeton Growth Securities Class 2                        3,919,610    14,849,260
Goldman Sachs VIT Large Cap Value Service Class                  79,960,572     4,620,824
Huntington VA Balanced                                              978,327        27,934
Huntington VA Dividend Capture                                      388,388        71,501
Invesco V.I. Capital Appreciation Series I                           14,953       517,673
Invesco V.I. Capital Appreciation Series II                           2,666       360,063
Invesco V.I. Core Equity Series I                                   131,899     1,849,984
Invesco V.I. Core Equity Series II                                   64,184       916,137
Invesco V.I. International Growth Series I                          163,552       906,512
Invesco V.I. International Growth Series II                         152,970       753,414
Janus Aspen Series Balanced Service Class                         1,992,764     4,717,729
Janus Aspen Series Enterprise Service Class                         456,907     1,986,207
Janus Aspen Series Worldwide Service Class                           57,122       713,522
LVIP American Global Growth Service Class II                     34,073,037       674,171
LVIP American Global Small Capitalization Service Class II       37,629,140       899,645
LVIP American Growth Service Class II                           129,618,336     1,447,773
LVIP American Growth-Income Service Class II                     94,228,825       480,465
LVIP American International Service Class II                     75,912,644     1,815,133
LVIP Baron Growth Opportunities Service Class                    29,258,165    20,782,558
LVIP BlackRock Inflation Protected Bond Service Class           212,476,447     4,857,599
LVIP Capital Growth Service Class                                77,454,591     5,093,004
LVIP Cohen & Steers Global Real Estate Service Class             20,970,062     6,571,227
LVIP Columbia Value Opportunities Service Class                  13,198,260     3,729,979
LVIP Delaware Bond Standard Class                                22,327,217    54,753,288
LVIP Delaware Bond Service Class                                503,872,960   107,343,695
LVIP Delaware Diversified Floating Rate Service Class           130,529,694     9,974,014
LVIP Delaware Foundation Aggressive Allocation Standard Class       241,696     2,449,491
LVIP Delaware Foundation Aggressive Allocation Service Class      4,979,446    10,596,804
LVIP Delaware Growth and Income Service Class                     7,048,759     6,561,276
LVIP Delaware Social Awareness Standard Class                       200,252     2,947,519
LVIP Delaware Social Awareness Service Class                      2,458,929     7,618,259
LVIP Delaware Special Opportunities Service Class                23,293,454     6,633,630
LVIP Dimensional Non-U.S. Equity Standard Class                      95,128            45
LVIP Dimensional Non-U.S. Equity Service Class                   15,229,681       412,751
LVIP Dimensional U.S. Equity Standard Class                          83,369            34
LVIP Dimensional U.S. Equity Service Class                       24,293,500       896,441
LVIP Dimensional/Vanguard Total Bond Standard Class                  92,038            51
LVIP Dimensional/Vanguard Total Bond Service Class               50,233,269     1,491,730
LVIP Global Income Service Class                                185,116,989    10,864,377
LVIP Janus Capital Appreciation Standard Class                       59,961       648,429
LVIP Janus Capital Appreciation Service Class                     7,399,870    19,969,822
LVIP JPMorgan High Yield Service Class                           83,979,196     9,977,972
LVIP MFS International Growth Service Class                      47,585,142    15,157,248
LVIP MFS Value Service Class                                    164,669,645    14,014,887
LVIP Mid-Cap Value Service Class                                 16,656,669     9,208,483
LVIP Mondrian International Value Standard Class                  1,053,522     5,129,698
LVIP Mondrian International Value Service Class                  15,655,691    16,640,661
LVIP Money Market Standard Class                                 39,690,164    45,364,920
LVIP Money Market Service Class                                 326,856,283   311,984,920
LVIP Protected Profile 2010 Service Class                         1,879,527     2,637,418
LVIP Protected Profile 2020 Service Class                         1,374,081     2,736,771
LVIP Protected Profile 2030 Service Class                         1,993,344     2,536,510
LVIP Protected Profile 2040 Service Class                         1,940,522     2,310,816

                                                                      AGGREGATE     AGGREGATE
                                                                       COST OF       PROCEEDS
SUBACCOUNT                                                            PURCHASES     FROM SALES
-------------------------------------------------------------------  ------------  ------------
LVIP Protected Profile Conservative Service Class                    $ 81,130,313  $ 49,466,584
LVIP Protected Profile Growth Service Class                           143,014,549    44,508,390
LVIP Protected Profile Moderate Service Class                         174,525,521    71,602,408
LVIP SSgA Bond Index Service Class                                    122,451,554   159,616,906
LVIP SSgA Conservative Index Allocation Service Class                  30,768,131     1,599,464
LVIP SSgA Conservative Structured Allocation Service Class            138,232,100     5,685,946
LVIP SSgA Developed International 150 Service Class                    24,324,870    12,160,460
LVIP SSgA Emerging Markets 100 Standard Class                              14,700            15
LVIP SSgA Emerging Markets 100 Service Class                           54,633,810    24,991,234
LVIP SSgA Global Tactical Allocation Service Class                    199,828,851    27,211,936
LVIP SSgA International Index Service Class                            36,450,808    15,769,467
LVIP SSgA Large Cap 100 Service Class                                  35,919,147    45,535,500
LVIP SSgA Moderate Index Allocation Service Class                      68,532,714     2,071,851
LVIP SSgA Moderate Structured Allocation Service Class                310,256,370     1,242,539
LVIP SSgA Moderately Aggressive Index Allocation Service Class         73,248,566     1,147,928
LVIP SSgA Moderately Aggressive Structured Allocation Service Class   242,136,413    13,926,068
LVIP SSgA S&P 500 Index Standard Class                                    610,133       696,520
LVIP SSgA S&P 500 Index Service Class                                  57,933,079    61,132,049
LVIP SSgA Small-Cap Index Standard Class                                   11,760            13
LVIP SSgA Small-Cap Index Service Class                                24,933,594    16,124,770
LVIP SSgA Small-Mid Cap 200 Service Class                              14,057,948    15,969,269
LVIP T. Rowe Price Growth Stock Service Class                          35,124,316    17,887,585
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class               439,084     1,070,499
LVIP T. Rowe Price Structured Mid-Cap Growth Service Class             21,760,917     6,467,255
LVIP Templeton Growth Service Class                                    31,597,728     8,521,437
LVIP Turner Mid-Cap Growth Service Class                               21,635,849    13,333,073
LVIP Vanguard Domestic Equity ETF Service Class                        14,836,524       630,481
LVIP Vanguard International Equity ETF Service Class                    9,383,974         5,934
LVIP Wells Fargo Intrinsic Value Service Class                         10,155,385     4,681,409
Lord Abbett Fundamental Equity Class VC                                 6,562,732     1,012,167
MFS VIT Core Equity Service Class                                         146,938       614,553
MFS VIT Growth Initial Class                                               53,339       528,598
MFS VIT Growth Service Class                                           10,714,998     5,956,583
MFS VIT Total Return Initial Class                                        445,866     2,684,097
MFS VIT Total Return Service Class                                     19,053,119    50,370,113
MFS VIT Utilities Initial Class                                           583,812     2,534,333
MFS VIT Utilities Service Class                                        29,608,669    24,768,505
Morgan Stanley UIF Capital Growth Class II                                521,116       272,173
NB AMT Mid-Cap Growth I Class                                           1,837,138    12,876,733
NB AMT Regency I Class                                                  1,306,310    13,128,149
Oppenheimer Global Securities Service Class                             4,209,604       623,167
PIMCO VIT Commodity Real Return Advisor Class                          13,066,387     7,299,335
Putnam VT Global Health Care Class IB                                     447,077       628,225
Putnam VT Growth & Income Class IB                                        320,840       854,308

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2011:

                                                                 NET
                                                      SHARES     ASSET   FAIR VALUE
SUBACCOUNT                                             OWNED     VALUE    OF SHARES   COST OF SHARES
--------------------------------------------------  ----------  ------  ------------  --------------
ABVPSF Global Thematic Growth Class B                1,577,376  $14.50  $ 22,871,950   $ 26,195,937
ABVPSF Growth and Income Class B                     8,066,717   17.86   144,071,574    154,200,867
ABVPSF International Value Class B                  16,026,145   11.40   182,698,048    241,757,905
ABVPSF Large Cap Growth Class B                        371,743   26.17     9,728,506      9,047,593
ABVPSF Small/Mid Cap Value Class B                   8,532,534   15.38   131,230,374    125,495,130
American Century VP Inflation Protection Class II   40,886,370   11.75   480,414,853    440,084,410
American Funds Global Growth Class 2                14,410,358   19.29   277,975,798    290,064,338
American Funds Global Small Capitalization Class 2  21,237,470   17.04   361,886,493    396,768,021

                                                                          NET
                                                               SHARES     ASSET    FAIR VALUE
SUBACCOUNT                                                     OWNED      VALUE     OF SHARES    COST OF SHARES
----------------------------------------------------------  -----------  ------  --------------  --------------
American Funds Growth Class 2                                30,953,123  $51.68  $1,599,657,386  $1,559,823,495
American Funds Growth-Income Class 2                         53,934,110   33.07   1,783,601,031   1,797,022,568
American Funds International Class 2                         41,027,258   15.16     621,973,223     708,515,186
BlackRock Global Allocation V.I. Class III                   78,221,591   13.28   1,038,782,731   1,091,021,427
Delaware VIP Diversified Income Service Class               108,618,802   10.96   1,190,462,070   1,136,958,367
Delaware VIP Emerging Markets Service Class                  17,687,583   17.45     308,648,333     339,252,133
Delaware VIP High Yield Standard Class                          924,877    5.68       5,253,299       5,119,007
Delaware VIP High Yield Service Class                        42,889,706    5.67     243,184,635     232,924,960
Delaware VIP International Value Equity Standard Class           24,782    8.98         222,544         348,800
Delaware VIP Limited-Term Diversified Income Service Class   90,930,612   10.02     911,124,728     904,144,289
Delaware VIP REIT Standard Class                                445,227   10.47       4,661,529       5,438,509
Delaware VIP REIT Service Class                              11,933,885   10.46     124,828,440     139,850,074
Delaware VIP Small Cap Value Standard Class                     240,959   31.39       7,563,717       5,726,002
Delaware VIP Small Cap Value Service Class                   10,319,263   31.30     322,992,939     289,482,390
Delaware VIP Smid Cap Growth Standard Class                     368,612   23.19       8,548,101       7,334,939
Delaware VIP Smid Cap Growth Service Class                    5,121,358   22.57     115,589,041     108,898,266
Delaware VIP U.S. Growth Service Class                       26,880,806    8.65     232,518,970     206,877,782
Delaware VIP Value Standard Class                               327,820   17.73       5,812,256       5,514,576
Delaware VIP Value Service Class                              8,627,334   17.70     152,703,810     147,810,151
DWS VIP Alternative Asset Allocation Plus Class B             2,866,372   13.23      37,922,099      38,400,119
DWS VIP Equity 500 Index Class A                              1,394,992   13.20      18,413,891      16,651,721
DWS VIP Equity 500 Index Class B                              1,961,257   13.19      25,868,982      24,273,565
DWS VIP Small Cap Index Class A                                 425,135   11.77       5,003,839       5,049,461
DWS VIP Small Cap Index Class B                               1,037,351   11.77      12,209,627      12,863,763
Fidelity VIP Contrafund Service Class 2                      40,346,288   22.64     913,439,959     956,471,787
Fidelity VIP Equity-Income Initial Class                        313,310   18.69       5,855,770       7,028,979
Fidelity VIP Equity-Income Service Class 2                    1,936,844   18.41      35,657,293      42,097,380
Fidelity VIP Growth Initial Class                               129,470   36.89       4,776,157       5,486,125
Fidelity VIP Growth Service Class 2                           3,089,478   36.53     112,858,627     111,245,924
Fidelity VIP Mid Cap Service Class 2                         14,923,303   28.58     426,507,999     433,900,912
Fidelity VIP Overseas Initial Class                             123,911   13.63       1,688,902       2,158,935
Fidelity VIP Overseas Service Class 2                         5,441,004   13.52      73,562,369      90,663,368
FTVIPT Franklin Income Securities Class 2                    37,009,038   14.32     529,969,421     546,749,094
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2       4,864,152   20.49      99,666,465      92,876,642
FTVIPT Mutual Shares Securities Class 2                      40,000,488   15.38     615,207,506     620,833,413
FTVIPT Templeton Global Bond Securities Class 2              31,669,490   18.15     574,801,243     543,864,978
FTVIPT Templeton Growth Securities Class 2                    4,767,814   10.11      48,202,596      60,408,347
Goldman Sachs VIT Large Cap Value Service Class              16,719,232    9.38     156,826,392     161,018,612
Huntington VA Balanced                                           70,361   13.36         940,028         949,021
Huntington VA Dividend Capture                                   31,607   10.06         317,964         317,323
Invesco V.I. Capital Appreciation Series I                      114,435   21.42       2,451,203       2,956,011
Invesco V.I. Capital Appreciation Series II                      57,915   21.06       1,219,696       1,403,080
Invesco V.I. Core Equity Series I                               332,531   26.72       8,885,240       8,299,739
Invesco V.I. Core Equity Series II                              111,382   26.51       2,952,726       2,756,085
Invesco V.I. International Growth Series I                      106,245   26.37       2,801,672       2,042,058
Invesco V.I. International Growth Series II                      98,834   26.08       2,577,582       2,140,838
Janus Aspen Series Balanced Service Class                       717,862   27.74      19,913,492      18,456,614
Janus Aspen Series Enterprise Service Class                     177,898   36.91       6,566,221       5,034,610
Janus Aspen Series Worldwide Service Class                       41,009   25.50       1,045,729       1,098,369
LVIP American Global Growth Service Class II                  2,917,828   11.30      32,974,373      35,761,163
LVIP American Global Small Capitalization Service Class II    3,316,509   10.30      34,153,413      39,674,746
LVIP American Growth Service Class II                        11,100,008   11.99     133,044,699     139,755,313
LVIP American Growth-Income Service Class II                  8,360,724   11.98     100,128,035     101,738,504
LVIP American International Service Class II                  6,776,575   10.58      71,675,828      79,409,433
LVIP Baron Growth Opportunities Service Class                 3,161,928   31.49      99,562,795      86,084,922
LVIP BlackRock Inflation Protected Bond Service Class        20,754,977   11.02     228,761,362     222,856,071
LVIP Capital Growth Service Class                             8,543,793   23.20     198,190,356     192,176,872
LVIP Cohen & Steers Global Real Estate Service Class         11,774,784    6.77      79,750,614      80,080,954
LVIP Columbia Value Opportunities Service Class               2,316,942   10.32      23,899,256      22,574,239
LVIP Delaware Bond Standard Class                            12,524,333   13.92     174,288,622     164,614,987
LVIP Delaware Bond Service Class                            137,691,267   13.92   1,916,111,673   1,857,210,431

                                                                                  NET
                                                                       SHARES     ASSET    FAIR VALUE
SUBACCOUNT                                                              OWNED     VALUE     OF SHARES    COST OF SHARES
-------------------------------------------------------------------  ----------  ------  --------------  --------------
LVIP Delaware Diversified Floating Rate Service Class                13,070,604  $ 9.87  $  128,954,582  $  132,226,386
LVIP Delaware Foundation Aggressive Allocation Standard Class           876,394   11.86      10,389,649      11,535,509
LVIP Delaware Foundation Aggressive Allocation Service Class          1,949,952   11.85      23,108,878      24,855,343
LVIP Delaware Growth and Income Service Class                         1,244,187   28.96      36,027,909      35,226,673
LVIP Delaware Social Awareness Standard Class                           318,749   30.53       9,730,778       8,648,243
LVIP Delaware Social Awareness Service Class                          1,449,893   30.48      44,189,843      41,564,579
LVIP Delaware Special Opportunities Service Class                     1,142,930   33.70      38,519,015      40,154,610
LVIP Dimensional Non-U.S. Equity Standard Class                          11,911    7.95          94,702          95,081
LVIP Dimensional Non-U.S. Equity Service Class                        1,766,642    7.95      14,051,873      14,759,880
LVIP Dimensional U.S. Equity Standard Class                               9,073    9.23          83,745          83,335
LVIP Dimensional U.S. Equity Service Class                            2,631,268    9.23      24,283,976      23,395,541
LVIP Dimensional/Vanguard Total Bond Standard Class                       8,808   10.49          92,402          91,987
LVIP Dimensional/Vanguard Total Bond Service Class                    4,701,494   10.49      49,337,478      48,785,960
LVIP Global Income Service Class                                     35,106,690   11.21     393,440,672     404,435,203
LVIP Janus Capital Appreciation Standard Class                          104,415   20.23       2,112,731       1,915,033
LVIP Janus Capital Appreciation Service Class                         2,417,291   20.08      48,548,864      45,477,297
LVIP JPMorgan High Yield Service Class                                7,407,652   10.14      75,135,811      77,021,187
LVIP MFS International Growth Service Class                          10,420,495   10.93     113,875,164     121,679,451
LVIP MFS Value Service Class                                         24,571,992   22.45     551,714,932     515,196,443
LVIP Mid-Cap Value Service Class                                      3,454,020   12.83      44,304,723      43,214,483
LVIP Mondrian International Value Standard Class                      1,197,508   14.31      17,136,333      19,391,383
LVIP Mondrian International Value Service Class                       7,184,683   14.31     102,784,076     117,175,459
LVIP Money Market Standard Class                                      6,101,601   10.00      61,016,021      61,016,019
LVIP Money Market Service Class                                      35,842,340   10.00     358,423,412     358,423,410
LVIP Protected Profile 2010 Service Class                               743,697   10.58       7,866,081       6,939,355
LVIP Protected Profile 2020 Service Class                             1,645,906   10.14      16,682,898      14,655,401
LVIP Protected Profile 2030 Service Class                             1,002,391   10.01      10,030,929       8,746,866
LVIP Protected Profile 2040 Service Class                               598,473    9.47       5,664,547       4,832,794
LVIP Protected Profile Conservative Service Class                    34,110,734   12.23     417,003,728     388,906,158
LVIP Protected Profile Growth Service Class                          65,470,547   11.19     732,680,892     742,496,985
LVIP Protected Profile Moderate Service Class                        98,909,398   11.84   1,171,383,998   1,129,058,022
LVIP SSgA Bond Index Service Class                                   83,370,468   11.42     952,340,854     899,462,571
LVIP SSgA Conservative Index Allocation Service Class                 2,977,483   10.75      32,019,856      31,863,262
LVIP SSgA Conservative Structured Allocation Service Class           13,397,426   10.71     143,499,827     142,500,028
LVIP SSgA Developed International 150 Service Class                  17,777,694    7.32     130,114,939     132,267,601
LVIP SSgA Emerging Markets 100 Standard Class                             1,334   10.56          14,088          14,684
LVIP SSgA Emerging Markets 100 Service Class                         14,762,850   10.56     155,954,750     160,106,167
LVIP SSgA Global Tactical Allocation Service Class                   22,667,372   10.20     231,093,854     238,428,589
LVIP SSgA International Index Service Class                          27,991,102    6.86     191,879,007     196,237,139
LVIP SSgA Large Cap 100 Service Class                                27,131,901   10.41     282,388,828     234,788,533
LVIP SSgA Moderate Index Allocation Service Class                     6,532,951   10.67      69,680,450      70,228,548
LVIP SSgA Moderate Structured Allocation Service Class               31,291,706   10.61     331,911,126     335,922,359
LVIP SSgA Moderately Aggressive Index Allocation Service Class        7,100,875   10.56      74,971,034      76,554,288
LVIP SSgA Moderately Aggressive Structured Allocation Service Class  22,174,081   10.68     236,907,885     243,415,190
LVIP SSgA S&P 500 Index Standard Class                                  218,608    8.90       1,944,740       1,710,362
LVIP SSgA S&P 500 Index Service Class                                47,346,080    8.90     421,427,456     363,884,870
LVIP SSgA Small-Cap Index Standard Class                                    685   17.03          11,670          11,747
LVIP SSgA Small-Cap Index Service Class                               7,421,374   17.03     126,393,415     110,153,809
LVIP SSgA Small-Mid Cap 200 Service Class                             7,256,913   12.37      89,738,989      75,575,464
LVIP T. Rowe Price Growth Stock Service Class                         4,964,360   17.32      85,982,723      79,664,210
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class             157,499   13.87       2,184,824       1,768,886
LVIP T. Rowe Price Structured Mid-Cap Growth Service Class            4,426,441   13.59      60,146,485      54,459,043
LVIP Templeton Growth Service Class                                   4,911,220   24.17     118,713,999     125,891,322
LVIP Turner Mid-Cap Growth Service Class                              3,315,598   10.30      34,160,609      35,226,657
LVIP Vanguard Domestic Equity ETF Service Class                       1,583,822    9.16      14,507,814      14,173,802
LVIP Vanguard International Equity ETF Service Class                  1,110,289    7.99       8,867,881       9,365,679
LVIP Wells Fargo Intrinsic Value Service Class                        2,451,820   12.87      31,564,737      32,282,597
Lord Abbett Fundamental Equity Class VC                                 888,350   16.26      14,444,568      13,887,186
MFS VIT Core Equity Service Class                                       145,632   15.28       2,225,252       1,833,513
MFS VIT Growth Initial Class                                            108,543   24.56       2,665,815       2,910,293
MFS VIT Growth Service Class                                            779,019   24.13      18,797,738      17,093,645

                                                            NET
                                                 SHARES     ASSET   FAIR VALUE
SUBACCOUNT                                        OWNED     VALUE    OF SHARES   COST OF SHARES
---------------------------------------------  ----------  ------  ------------  --------------
MFS VIT Total Return Initial Class                637,555  $18.53  $ 11,813,893   $ 11,794,278
MFS VIT Total Return Service Class             15,705,423   18.31   287,566,290    289,780,896
MFS VIT Utilities Initial Class                   415,003   26.08    10,823,291      9,145,762
MFS VIT Utilities Service Class                 7,266,070   25.73   186,955,981    177,945,359
Morgan Stanley UIF Capital Growth Class II         74,010   19.77     1,463,172      1,269,655
NB AMT Mid-Cap Growth I Class                   1,550,439   27.55    42,714,603     30,944,224
NB AMT Regency I Class                          2,815,743   14.26    40,152,502     38,763,100
Oppenheimer Global Securities Service Class       249,306   27.21     6,783,620      6,941,323
PIMCO VIT Commodity Real Return Advisor Class   1,967,153    7.27    14,301,205     16,904,300
Putnam VT Global Health Care Class IB             220,565   11.69     2,578,406      2,572,819
Putnam VT Growth & Income Class IB                 90,475   15.30     1,384,270      1,771,251

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2011, is as follows:

                                                              UNITS        UNITS     NET INCREASE
                                                              ISSUED      REDEEMED    (DECREASE)
                                                            ----------  -----------  ------------
ABVPSF Global Thematic Growth Class B                          576,294     (595,593)     (19,299)
ABVPSF Growth and Income Class B                               965,926   (2,343,890)  (1,377,964)
ABVPSF International Value Class B                           7,494,389   (1,356,701)   6,137,688
ABVPSF Large Cap Growth Class B                                 35,354     (388,755)    (353,401)
ABVPSF Small/Mid Cap Value Class B                           1,434,449   (1,406,009)      28,440
American Century VP Inflation Protection Class II            3,523,658   (8,308,744)  (4,785,086)
American Funds Global Growth Class 2                         1,624,131   (2,896,344)  (1,272,213)
American Funds Global Small Capitalization Class 2           6,169,141   (1,399,240)   4,769,901
American Funds Growth Class 2                                2,152,770  (19,154,297) (17,001,527)
American Funds Growth-Income Class 2                         8,159,739  (16,198,058)  (8,038,319)
American Funds International Class 2                         4,134,627   (5,204,081)  (1,069,454)
BlackRock Global Allocation V.I. Class III                  40,203,082   (1,454,710)  38,748,372
Delaware VIP Diversified Income Service Class               16,350,320   (5,256,857)  11,093,463
Delaware VIP Emerging Markets Service Class                  5,318,876   (1,050,013)   4,268,863
Delaware VIP High Yield Standard Class                         339,517     (755,407)    (415,890)
Delaware VIP High Yield Service Class                        1,839,761   (6,369,932)  (4,530,171)
Delaware VIP International Value Equity Standard Class           1,096       (5,204)      (4,108)
Delaware VIP Limited-Term Diversified Income Service Class  26,641,963   (4,655,606)  21,986,357
Delaware VIP REIT Standard Class                                 9,069      (48,896)     (39,827)
Delaware VIP REIT Service Class                              1,680,945     (995,347)     685,598
Delaware VIP Small Cap Value Standard Class                      9,859      (78,140)     (68,281)
Delaware VIP Small Cap Value Service Class                   3,969,406   (1,681,148)   2,288,258
Delaware VIP Smid Cap Growth Standard Class                     18,050      (85,429)     (67,379)
Delaware VIP Smid Cap Growth Service Class                   3,760,769   (2,184,023)   1,576,746
Delaware VIP U.S. Growth Service Class                      10,617,058   (2,188,066)   8,428,992
Delaware VIP Value Standard Class                               25,746      (99,132)     (73,386)
Delaware VIP Value Service Class                             3,030,356   (1,413,361)   1,616,995
DWS VIP Alternative Asset Allocation Plus Class B            1,789,167     (108,555)   1,680,612
DWS VIP Equity 500 Index Class A                                37,530     (641,930)    (604,400)
DWS VIP Equity 500 Index Class B                               203,776   (1,002,828)    (799,052)
DWS VIP Small Cap Index Class A                                 11,101     (111,453)    (100,352)
DWS VIP Small Cap Index Class B                                103,790     (315,714)    (211,924)
Fidelity VIP Contrafund Service Class 2                      7,192,775   (5,141,865)   2,050,910
Fidelity VIP Equity-Income Initial Class                         9,260      (97,818)     (88,558)
Fidelity VIP Equity-Income Service Class 2                      25,373     (783,859)    (758,486)
Fidelity VIP Growth Initial Class                               26,500     (104,696)     (78,196)
Fidelity VIP Growth Service Class 2                          6,137,653   (2,354,759)   3,782,894
Fidelity VIP Mid Cap Service Class 2                         7,983,933   (2,134,875)   5,849,058
Fidelity VIP Overseas Initial Class                              7,973      (24,313)     (16,340)
Fidelity VIP Overseas Service Class 2                        1,128,399     (894,787)     233,612
FTVIPT Franklin Income Securities Class 2                    6,127,230   (3,733,535)   2,393,695
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2      1,002,716   (1,731,669)    (728,953)

                                                                  UNITS       UNITS     NET INCREASE
                                                                 ISSUED      REDEEMED    (DECREASE)
                                                               ---------   -----------  ------------
FTVIPT Mutual Shares Securities Class 2                        14,095,731   (2,027,343) 12,068,388
FTVIPT Templeton Global Bond Securities Class 2                 1,334,600   (5,918,295) (4,583,695)
FTVIPT Templeton Growth Securities Class 2                        277,694   (1,116,497)   (838,803)
Goldman Sachs VIT Large Cap Value Service Class                 6,763,786     (378,695)  6,385,091
Huntington VA Balanced                                             99,590       (2,602)     96,988
Huntington VA Dividend Capture                                     39,845       (7,466)     32,379
Invesco V.I. Capital Appreciation Series I                          1,972      (79,443)    (77,471)
Invesco V.I. Capital Appreciation Series II                           586      (32,523)    (31,937)
Invesco V.I. Core Equity Series I                                   7,765     (168,763)   (160,998)
Invesco V.I. Core Equity Series II                                  4,028      (66,931)    (62,903)
Invesco V.I. International Growth Series I                          7,983      (66,284)    (58,301)
Invesco V.I. International Growth Series II                         6,641      (36,898)    (30,257)
Janus Aspen Series Balanced Service Class                          29,154     (277,726)   (248,572)
Janus Aspen Series Enterprise Service Class                        25,723     (104,087)    (78,364)
Janus Aspen Series Worldwide Service Class                          5,436      (60,787)    (55,351)
LVIP American Global Growth Service Class II                    2,842,208      (57,792)  2,784,416
LVIP American Global Small Capitalization Service Class II      3,202,401      (72,933)  3,129,468
LVIP American Growth Service Class II                          10,543,115     (122,880) 10,420,235
LVIP American Growth-Income Service Class II                    7,925,511      (41,768)  7,883,743
LVIP American International Service Class II                    6,657,887     (162,246)  6,495,641
LVIP Baron Growth Opportunities Service Class                   2,620,970   (1,776,216)    844,754
LVIP BlackRock Inflation Protected Bond Service Class          19,685,515     (449,335) 19,236,180
LVIP Capital Growth Service Class                               7,712,841     (470,409)  7,242,432
LVIP Cohen & Steers Global Real Estate Service Class            3,065,266     (842,486)  2,222,780
LVIP Columbia Value Opportunities Service Class                 1,458,229     (419,080)  1,039,149
LVIP Delaware Bond Standard Class                                 692,610   (3,012,247) (2,319,637)
LVIP Delaware Bond Service Class                               35,250,926   (7,418,102) 27,832,824
LVIP Delaware Diversified Floating Rate Service Class          12,910,805     (973,873) 11,936,932
LVIP Delaware Foundation Aggressive Allocation Standard Class       3,208     (154,183)   (150,975)
LVIP Delaware Foundation Aggressive Allocation Service Class      351,418     (759,122)   (407,704)
LVIP Delaware Growth and Income Service Class                     691,825     (609,245)     82,580
LVIP Delaware Social Awareness Standard Class                      11,051     (187,773)   (176,722)
LVIP Delaware Social Awareness Service Class                      246,039     (516,029)   (269,990)
LVIP Delaware Special Opportunities Service Class               2,237,035     (715,716)  1,521,319
LVIP Dimensional Non-U.S. Equity Standard Class                    11,357           --      11,357
LVIP Dimensional Non-U.S. Equity Service Class                  1,741,911      (49,386)  1,692,525
LVIP Dimensional U.S. Equity Standard Class                         8,907           --       8,907
LVIP Dimensional U.S. Equity Service Class                      2,693,048      (98,281)  2,594,767
LVIP Dimensional/Vanguard Total Bond Standard Class                 8,895           --       8,895
LVIP Dimensional/Vanguard Total Bond Service Class              5,002,261     (145,719)  4,856,542
LVIP Global Income Service Class                               15,009,303     (866,895) 14,142,408
LVIP Janus Capital Appreciation Standard Class                      5,053      (47,062)    (42,009)
LVIP Janus Capital Appreciation Service Class                     638,176   (1,400,121)   (761,945)
LVIP JPMorgan High Yield Service Class                          7,524,670     (899,913)  6,624,757
LVIP MFS International Growth Service Class                     5,044,292   (1,910,078)  3,134,214
LVIP MFS Value Service Class                                   17,543,633   (1,599,657) 15,943,976
LVIP Mid-Cap Value Service Class                                2,095,335   (1,063,622)  1,031,713
LVIP Mondrian International Value Standard Class                   30,179     (248,817)   (218,638)
LVIP Mondrian International Value Service Class                 1,079,170   (1,017,856)     61,314
LVIP Money Market Standard Class                                3,728,027   (4,144,486)   (416,459)
LVIP Money Market Service Class                                32,619,229  (30,584,198)  2,035,031
LVIP Protected Profile 2010 Service Class                         175,468     (241,963)    (66,495)
LVIP Protected Profile 2020 Service Class                         128,038     (248,947)   (120,909)
LVIP Protected Profile 2030 Service Class                         197,564     (233,523)    (35,959)
LVIP Protected Profile 2040 Service Class                         198,314     (245,357)    (47,043)
LVIP Protected Profile Conservative Service Class               6,355,116   (3,667,885)  2,687,231
LVIP Protected Profile Growth Service Class                    11,907,703   (3,388,938)  8,518,765
LVIP Protected Profile Moderate Service Class                  13,865,328   (5,226,765)  8,638,563
LVIP SSgA Bond Index Service Class                              9,089,305  (13,033,641) (3,944,336)
LVIP SSgA Conservative Index Allocation Service Class           2,913,649     (148,832)  2,764,817
LVIP SSgA Conservative Structured Allocation Service Class     13,245,869     (532,981) 12,712,888
LVIP SSgA Developed International 150 Service Class             2,548,962   (1,192,444)  1,356,518

                                                                        UNITS       UNITS    NET INCREASE
                                                                       ISSUED     REDEEMED    (DECREASE)
                                                                     ----------  ----------  ------------
LVIP SSgA Emerging Markets 100 Standard Class                               944          --          944
LVIP SSgA Emerging Markets 100 Service Class                          3,034,839  (1,718,713)   1,316,126
LVIP SSgA Global Tactical Allocation Service Class                   18,568,666  (2,580,478)  15,988,188
LVIP SSgA International Index Service Class                           4,625,583  (1,712,895)   2,912,688
LVIP SSgA Large Cap 100 Service Class                                 3,138,624  (3,889,893)    (751,269)
LVIP SSgA Moderate Index Allocation Service Class                     6,516,491    (194,250)   6,322,241
LVIP SSgA Moderate Structured Allocation Service Class               29,517,608    (110,247)  29,407,361
LVIP SSgA Moderately Aggressive Index Allocation Service Class        6,860,387    (102,189)   6,758,198
LVIP SSgA Moderately Aggressive Structured Allocation Service Class  22,504,698  (1,268,749)  21,235,949
LVIP SSgA S&P 500 Index Standard Class                                   61,051     (73,131)     (12,080)
LVIP SSgA S&P 500 Index Service Class                                 6,139,417  (5,853,959)     285,458
LVIP SSgA Small-Cap Index Standard Class                                    798          --          798
LVIP SSgA Small-Cap Index Service Class                               3,023,303  (1,702,717)   1,320,586
LVIP SSgA Small-Mid Cap 200 Service Class                             1,039,053  (1,142,676)    (103,623)
LVIP T. Rowe Price Growth Stock Service Class                         3,863,019  (1,929,221)   1,933,798
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class              26,250     (59,006)     (32,756)
LVIP T. Rowe Price Structured Mid-Cap Growth Service Class            1,442,356    (383,564)   1,058,792
LVIP Templeton Growth Service Class                                   3,763,019  (1,000,874)   2,762,145
LVIP Turner Mid-Cap Growth Service Class                              2,199,384  (1,359,327)     840,057
LVIP Vanguard Domestic Equity ETF Service Class                       1,630,364     (70,457)   1,559,907
LVIP Vanguard International Equity ETF Service Class                  1,069,797        (513)   1,069,284
LVIP Wells Fargo Intrinsic Value Service Class                        1,018,519    (462,175)     556,344
Lord Abbett Fundamental Equity Class VC                                 479,662     (64,553)     415,109
MFS VIT Core Equity Service Class                                        11,626     (44,319)     (32,693)
MFS VIT Growth Initial Class                                              4,237     (39,191)     (34,954)
MFS VIT Growth Service Class                                          1,022,895    (580,703)     442,192
MFS VIT Total Return Initial Class                                       10,408    (169,440)    (159,032)
MFS VIT Total Return Service Class                                    1,126,582  (3,706,361)  (2,579,779)
MFS VIT Utilities Initial Class                                           9,307     (99,631)     (90,324)
MFS VIT Utilities Service Class                                       1,377,742  (1,124,712)     253,030
Morgan Stanley UIF Capital Growth Class II                               34,728     (12,460)      22,268
NB AMT Mid-Cap Growth I Class                                           115,725    (697,225)    (581,500)
NB AMT Regency I Class                                                   72,608    (726,190)    (653,582)
Oppenheimer Global Securities Service Class                             309,247     (39,106)     270,141
PIMCO VIT Commodity Real Return Advisor Class                           709,936    (454,562)     255,374
Putnam VT Global Health Care Class IB                                    31,102     (49,262)     (18,160)
Putnam VT Growth & Income Class IB                                       25,915     (70,849)     (44,934)

The change in units outstanding for the year ended December 31, 2010, is as follows:

                                                               UNITS       UNITS     NET INCREASE
                                                              ISSUED      REDEEMED    (DECREASE)
                                                            ----------  -----------  ------------
ABVPSF Global Thematic Growth Class B                        1,085,618   (1,453,893)    (368,275)
ABVPSF Growth and Income Class B                             2,893,477   (3,444,490)    (551,013)
ABVPSF International Value Class B                          13,016,765   (5,190,691)   7,826,074
ABVPSF Large Cap Growth Class B                                 63,884     (451,420)    (387,536)
ABVPSF Small/Mid Cap Value Class B                           3,922,325   (2,782,329)   1,139,996
American Century VP Inflation Protection Class II           20,682,401  (12,718,173)   7,964,228
American Funds Global Growth Class 2                         7,319,108   (5,447,184)   1,871,924
American Funds Global Small Capitalization Class 2          10,007,335   (5,427,981)   4,579,354
American Funds Growth Class 2                               26,558,548  (30,318,423)  (3,759,875)
American Funds Growth-Income Class 2                        35,327,133  (29,383,120)   5,944,013
American Funds International Class 2                        13,001,343  (11,025,063)   1,976,280
BlackRock Global Allocation V.I. Class III                  39,714,371   (7,791,528)  31,922,843
Delaware VIP Diversified Income Service Class               32,856,279  (15,799,052)  17,057,227
Delaware VIP Emerging Markets Service Class                  7,077,601   (4,194,784)   2,882,817
Delaware VIP High Yield Standard Class                         700,762     (524,846)     175,916
Delaware VIP High Yield Service Class                        9,015,344   (7,627,782)   1,387,562
Delaware VIP International Value Equity Standard Class             158       (4,463)      (4,305)
Delaware VIP Limited-Term Diversified Income Service Class  38,717,379  (14,214,150)  24,503,229
Delaware VIP REIT Standard Class                                15,961      (50,539)     (34,578)
Delaware VIP REIT Service Class                              2,522,529   (2,318,799)     203,730

                                                                  UNITS       UNITS     NET INCREASE
                                                                 ISSUED      REDEEMED    (DECREASE)
                                                               ----------  -----------  ------------
Delaware VIP Small Cap Value Standard Class                        67,880     (146,245)     (78,365)
Delaware VIP Small Cap Value Service Class                      5,701,619   (5,852,076)    (150,457)
Delaware VIP Smid Cap Growth Standard Class                       460,962      (18,895)     442,067
Delaware VIP Smid Cap Growth Service Class                      6,393,268     (523,650)   5,869,618
Delaware VIP Trend Standard Class                                  92,555     (624,372)    (531,817)
Delaware VIP Trend Service Class                                1,329,068   (7,551,061)  (6,221,993)
Delaware VIP U.S. Growth Service Class                          7,789,330   (2,446,332)   5,342,998
Delaware VIP Value Standard Class                                  23,936      (75,462)     (51,526)
Delaware VIP Value Service Class                                2,216,516   (2,719,882)    (503,366)
DWS VIP Alternative Asset Allocation Plus Class B               1,533,502     (342,584)   1,190,918
DWS VIP Equity 500 Index Class A                                   75,716     (484,165)    (408,449)
DWS VIP Equity 500 Index Class B                                  368,432     (631,043)    (262,611)
DWS VIP Small Cap Index Class A                                    15,199     (114,832)     (99,633)
DWS VIP Small Cap Index Class B                                   326,127     (629,559)    (303,432)
Fidelity VIP Contrafund Service Class 2                        15,939,049  (13,389,766)   2,549,283
Fidelity VIP Equity-Income Initial Class                            6,042     (134,471)    (128,429)
Fidelity VIP Equity-Income Service Class 2                        125,441     (956,956)    (831,515)
Fidelity VIP Growth Initial Class                                  22,418     (131,374)    (108,956)
Fidelity VIP Growth Service Class 2                             2,686,129   (2,498,304)     187,825
Fidelity VIP Mid Cap Service Class 2                           12,109,804   (6,924,983)   5,184,821
Fidelity VIP Overseas Initial Class                                 8,678      (51,363)     (42,685)
Fidelity VIP Overseas Service Class 2                           2,044,756   (1,800,939)     243,817
FTVIPT Franklin Income Securities Class 2                      15,131,221  (12,193,691)   2,937,530
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2         3,449,782   (2,914,212)     535,570
FTVIPT Mutual Shares Securities Class 2                        24,210,922   (8,573,301)  15,637,621
FTVIPT Templeton Global Bond Securities Class 2                 8,467,491  (11,625,967)  (3,158,476)
FTVIPT Templeton Growth Securities Class 2                        799,205   (1,764,135)    (964,930)
Goldman Sachs VIT Large Cap Value Service Class                 5,707,729     (389,772)   5,317,957
Invesco V.I. Capital Appreciation Series I                          8,705     (104,729)     (96,024)
Invesco V.I. Capital Appreciation Series II                        10,718      (41,671)     (30,953)
Invesco V.I. Core Equity Series I                                  10,038     (248,089)    (238,051)
Invesco V.I. Core Equity Series II                                 13,151      (45,144)     (31,993)
Invesco V.I. International Growth Series I                          3,939      (76,820)     (72,881)
Invesco V.I. International Growth Series II                        15,001      (55,249)     (40,248)
Janus Aspen Series Balanced Service Class                         148,265     (424,010)    (275,745)
Janus Aspen Series Enterprise Service Class                        20,048     (126,311)    (106,263)
Janus Aspen Series Worldwide Service Class                         15,834      (37,502)     (21,668)
LVIP American Global Growth Service Class II                      215,949          (54)     215,895
LVIP American Global Small Capitalization Service Class II        273,922       (1,036)     272,886
LVIP American Growth Service Class II                           1,013,881      (11,077)   1,002,804
LVIP American Growth-Income Service Class II                      722,088       (5,270)     716,818
LVIP American International Service Class II                      494,640       (2,939)     491,701
LVIP Baron Growth Opportunities Service Class                   3,348,885   (2,384,227)     964,658
LVIP BlackRock Inflation Protected Bond Service Class           1,474,855      (73,613)   1,401,242
LVIP Capital Growth Service Class                              10,151,580   (2,264,483)   7,887,097
LVIP Cohen & Steers Global Real Estate Service Class            4,759,288   (3,533,472)   1,225,816
LVIP Columbia Value Opportunities Service Class                 1,337,472     (664,401)     673,071
LVIP Delaware Bond Standard Class                               1,632,534   (3,814,956)  (2,182,422)
LVIP Delaware Bond Service Class                               55,026,043  (19,469,385)  35,556,658
LVIP Delaware Diversified Floating Rate Service Class           1,314,659      (86,272)   1,228,387
LVIP Delaware Foundation Aggressive Allocation Standard Class      20,681     (252,900)    (232,219)
LVIP Delaware Foundation Aggressive Allocation Service Class      580,632   (1,274,499)    (693,867)
LVIP Delaware Growth and Income Service Class                   1,224,078     (902,407)     321,671
LVIP Delaware Social Awareness Standard Class                      36,556     (192,101)    (155,545)
LVIP Delaware Social Awareness Service Class                      772,638   (1,059,421)    (286,783)
LVIP Delaware Special Opportunities Service Class               2,355,302   (1,008,452)   1,346,850
LVIP Global Income Service Class                               18,503,099   (3,326,368)  15,176,731
LVIP Janus Capital Appreciation Standard Class                     28,207      (49,588)     (21,381)
LVIP Janus Capital Appreciation Service Class                   1,803,924   (1,503,050)     300,874
LVIP JPMorgan High Yield Service Class                            311,018      (10,162)     300,856
LVIP MFS International Growth Service Class                     8,220,808   (3,827,512)   4,393,296
LVIP MFS Value Service Class                                   23,585,825   (5,361,811)  18,224,014

                                                                        UNITS       UNITS     NET INCREASE
                                                                       ISSUED      REDEEMED    (DECREASE)
                                                                     ----------  -----------  ------------
LVIP Mid-Cap Value Service Class                                      3,151,793   (1,667,491)   1,484,302
LVIP Mondrian International Value Standard Class                         85,401     (327,403)    (242,002)
LVIP Mondrian International Value Service Class                       2,413,705   (2,234,437)     179,268
LVIP Money Market Standard Class                                      4,768,704   (8,111,422)  (3,342,718)
LVIP Money Market Service Class                                      38,621,313  (46,108,576)  (7,487,263)
LVIP SSgA Bond Index Service Class                                   53,021,842  (13,685,328)  39,336,514
LVIP SSgA Conservative Index Allocation Service Class                   287,801       (5,413)     282,388
LVIP SSgA Conservative Structured Allocation Service Class            1,056,130      (35,989)   1,020,141
LVIP SSgA Developed International 150 Service Class                   9,717,760   (2,577,338)   7,140,422
LVIP SSgA Emerging Markets 100 Service Class                          8,393,017   (3,794,619)   4,598,398
LVIP SSgA Global Tactical Allocation Service Class                    1,941,400   (1,408,331)     533,069
LVIP SSgA International Index Service Class                          16,950,024   (5,161,034)  11,788,990
LVIP SSgA Large Cap 100 Service Class                                17,104,763   (5,668,281)  11,436,482
LVIP SSgA Moderate Index Allocation Service Class                       387,697         (907)     386,790
LVIP SSgA Moderate Structured Allocation Service Class                2,768,223      (61,399)   2,706,824
LVIP SSgA Moderately Aggressive Index Allocation Service Class          542,516         (304)     542,212
LVIP SSgA Moderately Aggressive Structured Allocation Service Class   1,614,010     (130,775)   1,483,235
LVIP SSgA S&P 500 Index Standard Class                                  121,009      (93,768)      27,241
LVIP SSgA S&P 500 Index Service Class                                26,045,045   (8,056,517)  17,988,528
LVIP SSgA Small-Cap Index Service Class                               9,539,452   (4,616,922)   4,922,530
LVIP SSgA Small-Mid Cap 200 Service Class                             5,930,468   (3,016,757)   2,913,711
LVIP T. Rowe Price Growth Stock Service Class                         4,878,925   (2,571,450)   2,307,475
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class              51,533      (46,552)       4,981
LVIP T. Rowe Price Structured Mid-Cap Growth Service Class            1,664,203     (952,172)     712,031
LVIP Templeton Growth Service Class                                   5,920,732   (3,263,039)   2,657,693
LVIP Turner Mid-Cap Growth Service Class                              1,961,405     (891,347)   1,070,058
LVIP Wells Fargo Intrinsic Value Service Class                          752,803   (1,109,373)    (356,570)
LVIP Protected Profile 2010 Service Class                               129,836     (260,632)    (130,796)
LVIP Protected Profile 2020 Service Class                               349,888     (253,795)      96,093
LVIP Protected Profile 2030 Service Class                               204,204     (337,223)    (133,019)
LVIP Protected Profile 2040 Service Class                               254,851     (198,822)      56,029
LVIP Protected Profile Conservative Service Class                    13,472,502   (9,964,020)   3,508,482
LVIP Protected Profile Moderate Service Class                        26,042,915  (17,670,152)   8,372,763
LVIP Protected Profile Growth Service Class                          14,245,677   (9,948,514)   4,297,163
Lord Abbett Fundamental Equity Class VC                                 362,842      (87,204)     275,638
MFS VIT Core Equity Service Class                                         3,664      (57,541)     (53,877)
MFS VIT Growth Initial Class                                              3,977      (50,102)     (46,125)
MFS VIT Growth Service Class                                            669,186     (425,245)     243,941
MFS VIT Total Return Initial Class                                       20,729     (212,459)    (191,730)
MFS VIT Total Return Service Class                                    6,329,473   (5,884,163)     445,310
MFS VIT Utilities Initial Class                                          25,247     (383,054)    (357,807)
MFS VIT Utilities Service Class                                       2,714,593   (3,183,456)    (468,863)
Morgan Stanley UIF Capital Growth Class II                               35,383      (16,136)      19,247
NB AMT Mid-Cap Growth I Class                                           326,215     (917,422)    (591,207)
NB AMT Regency I Class                                                  383,025   (1,212,017)    (828,992)
Oppenheimer Global Securities Service Class                             162,561      (25,737)     136,824
PIMCO VIT Commodity Real Return Advisor Class                           807,187     (364,501)     442,686
Putnam VT Global Health Care Class IB                                    20,536      (59,119)     (38,583)
Putnam VT Growth & Income Class IB                                        9,063      (50,745)     (41,682)

7. SUBSEQUENT EVENT

Management evaluated subsequent events through March 30, 2012, the date at which the Variable Account's financial statements were available to be issued, and determined there were no additional matters to be disclosed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of The Lincoln National Life Insurance Company
   and
Contract Owners of Lincoln Life Variable Annuity Account N

We have audited the accompanying statements of assets and liabilities of Lincoln Life Variable Annuity Account N ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2011, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended, or for those subaccounts operating for portions of such periods as disclosed in the financial statements. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2011, by correspondence with the fund companies, or their transfer agent, as applicable. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting Lincoln Life Variable Annuity Account N at December 31, 2011, and the results of their operations and the changes in their net assets for the periods described above, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 30, 2012

                    Lincoln Life Variable Annuity Account N

                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) List of Financial Statements

     1. Part A

     The Table of Condensed Financial Information is included in Part A of this Registration Statement. (Not Applicable)

     2. Part B

     The following financial statements for the Variable Account are included in Part B of this Registration Statement.

     Statement of Assets and Liabilities - December 31, 2011

     Statement of Operations - Year ended December 31, 2011

     Statements of Changes in Net Assets - Years ended December 31, 2011 and
     2010

     Notes to Financial Statements - December 31, 2011

     Report of Independent Registered Public Accounting Firm

     3. Part B

     The following consolidated financial statements for The Lincoln National Life Insurance Company are included in Part B of this Registration Statement.

     Consolidated Balance Sheets - December 31, 2011 and 2010

     Consolidated Statements of Income - Years ended December 31, 2011, 2010 and 2009

     Consolidated Statements of Shareholder's Equity - Years ended December 31, 2011, 2010 and 2009

     Consolidated Statements of Cash Flows - Years ended December 31, 2011, 2010, and 2009

     Notes to Consolidated Financial Statements - December 31, 2011

     Report of Independent Registered Public Accounting Firm

(b) List of Exhibits

(1) Resolutions of the Board of Directors of The Lincoln National Life Insurance Company establishing Separate Account N incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-40937) filed on November 25, 1997.

(2) Not Applicable

(3)(a) Broker-Dealer Selling Agreement among The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York and Lincoln Financial Distributors, Inc. incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-170897) filed on April 8, 2011.

   (b) Amended and Restated Principal Underwriting Agreement dated May 1, 2007 between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc. incorporated herein by reference to Post-Effective Amendment No. 24 (File No. 333-61554) filed on December 18, 2007.

(4)(a) Annuity Contract (30070-B) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.

   (b) Contract Specifications (30070-CP B Share) incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-170695) filed on June 21, 2011.

   (c) Contract Specifications (30070-CP L Share) incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-170695) filed on June 21, 2011.

     (d) Contract Specifications (30070-CP C Share) (To Be Filed by Amendment)

   (e) Persistency Credit Rider (32154) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.

   (f) Annuity Payment Option Rider (32147) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8,
   2001.

   (g) Interest Adjusted Fixed Account Rider (32143) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.

   (h) DCA Fixed Account Rider (32145) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-135039) filed on June 15,
   2006.

   (i) IRA Contract Amendment (28877-E) incorporated herein by reference to Post-Effective Amendment No. 14 (File No. 333-40937) filed on April 24,
   2003.

   (j) IRA Contract Amendment (28877) incorporated herein by reference to Post-Effective Amendment No. 14 (File No. 40937) filed on April 24, 2003.

   (k) Roth IRA Endorsement (5305) incorporated herein by reference to Post-Effective Amendment No. 14 (File No. 333-40937) filed on April 24, 2003.

   (l) Section 403(b) Annuity Endorsement (32481-I 12/08) incorporated herein by reference to Post-Effective Amendment No. 26 (File No. 333-63505) filed on April 3, 2009.

   (m) Estate Enhancement Benefit Rider (32151-A) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-35780) filed on April 22, 2003.

   (n) EGMDB Rider (32149 5/03) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-35780) filed on April 22, 2003.

   (o) Guarantee of Principal Rider (32148 5/03) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-35780) filed on
   April 22, 2003.

   (p) Variable Annuity Death Benefit Rider (DB-3 1/06) incorporated herein by reference to Post-Effective Amendment No. 25 (File No. 333-40937) filed on April 13, 2007.

   (q) Allocation Amendment (AR503 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 19,
   2006.

   (r) Variable Annuity Rider (LSSA 7/06) incorporated herein by reference to Post-Effective Amendment No. 25 (File No. 333-40937) filed on December 21,
   2006.

   (s) SmartIncome Rider and Amendment (AE 525 2/09) incorporated herein by reference to Post-Effective Amendment No. 38 (File No. 333-61554) filed on November 20, 2009.

   (t) Variable Annuity Living Benefits Rider (LINC 2.0) (AR-529 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

   (u) Guaranteed Income Benefit Rider (GIB v4) (AR-528 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

   (v) Contract Benefit Data (CBD 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

   (w) Variable Annuity Payment Option Rider (I4LA-NQ 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

   (s) Variable Annuity Payment Option Rider (I4LA-Q 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

   (y) Variable Annuity Living Benefit Rider (LINC 2 + Protected Funds)
     (AR-529 8/10) incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-170695) filed January 30, 2012.

   (z) (k-3) Long-Term Care Benefits Rider (AR 518 3/10 Level) incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-138190) filed on December 22, 2010.

   (aa) Long-Term Care Benefits Rider (AR 519 3/10 Growth) incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-138190) filed on December 22, 2010.

   (bb) Contract Amendment for LTC Benefits (AA 531 3/10) incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-138190) filed on December 22, 2010.

   (cc) LTC Fixed Account Rider (AR 532) incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-138190) filed on December
   22, 2010.

   (dd) LTC Benefit Specifications (AS 533) incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-138190) filed on December
   22, 2010.

   (ee) Long-Term Care Coverage Endorsement (AE 517) incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-138190) filed on December 22, 2010.

   (ff) Guaranteed Income Later Rider (4LATER Advantage Protected Funds) (AR-547 3-12) incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-175888) filed on August 28, 2012.

(5) ChoicePlus Series Application (CPAB 1/08) incorporated herein by reference to Post-Effective Amendment No. 28 (File No. 333-40937) filed on April 10,
   2008)

(6)(a) Articles of Incorporation of The Lincoln National Life Insurance Company incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-04999) filed on September 24, 1996.

   (b) By-laws of The Lincoln National Life Insurance Company incorporated herein by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-118478) filed on April 5, 2007.

(7)(a) Automatic Indemnity Reinsurance Agreement Amended and Restated as of October 1, 2009 between The Lincoln National Life Insurance Company and Lincoln National Reinsurance Company (Barbados) Limited incorporated herein by reference to Post-Effective Amendment No. 43 (File No. 033-26032) filed on
   April 7, 2010.

   (b) Automatic Reinsurance Agreement dated July 1, 2007 between The Lincoln National Life Insurance Company and Swiss Re Life & Health America Inc. incorporated herein by reference to Post-Effective Amendment No. 5 (File No. 333-138190) filed on April 8, 2008.

     (i) Amendments to Automatic Reinsurance Agreement dated July 1, 2007 between The Lincoln National Life Insurance Company and Swiss Re Life & Health America Inc. incorporated herein by reference to Post-Effective Amendment No. 40 (File No. 333-40937) filed on April 7, 2010.

(8)(a) Fund Participation Agreements and Amendments between The Lincoln National Life Insurance Company and:

     (i) AllianceBernstein Variable Products Series Fund incorporated herein by reference to Post-Effective Amendment No. 18 on Form N-6 (File No. 333-146507) filed on April 3, 2012.

     (ii) BlackRock Variable Series Funds, Inc. incorporated herein by reference to Post-Effective Amendment No. 16 n Form N-6 (File No. 333-146507) filed on April 1, 2011.

     (iii) Delaware VIP Trust incorporated herein by reference to Post-Effective Amendment No. 18 on Form N-6 (File No. 333-146507) filed on April 3, 2012.

     (iv) DWS Variable Series II incorporated herein by reference to Post-Effective Amendment No. 18 on Form N-6 (File No. 333-146507) filed on
   April 3, 2012.

     (v) Fidelity Variable Insurance Products Fund incorporated herein by reference to Post-Effective Amendment No. 18 on Form N-6 (File No. 333-146507) filed on April 3, 2012.

     (vi) Franklin Templeton Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 18 on Form N-6 (File No. 333-146507) filed on April 3, 2012.

     (vii) Lincoln Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 18 on Form N-6 (File No. 333-146507) filed on April 3, 2012.

     (viii) MFS Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 18 on Form N-6 (File No. 333-146507) filed on April 3, 2012.

     (ix) PIMCO Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 16 on Form N-6 (File No. 333-146507) filed on April 1, 2011.

     (b) Rule 22c-2 Agreements between The Lincoln National Life Insurance Company and:

     (i) BlackRock Variable Series Funds, Inc. incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-68842) filed on June 22, 2009.

     (ii) Delaware VIP Trust incorporated herein by reference to Post-Effective Amendment No. 57 (File No. 333-36316) filed on March 30, 2012.

     (iii) Fidelity Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

     (iv) Franklin Templeton Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

     (v) Lincoln Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

     (vi) MFS Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29,
   2008.

   (c) Accounting and Financial Administration Services Agreement dated October 1, 2007 among Mellon Bank, N.A., The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York is incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-147673) filed on November 28, 2007.

(9) Opinion and Consent of Scott C. Durocher, Counsel of The Lincoln National Life Insurance Company as to the legality of securities being issued

(10)(a) Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

     (b) Power of Attorney - Principal Officers and Directors of The Lincoln National Life Insurance Company

(11) Not applicable

(12) Not applicable

(13) Organizational Chart of the Lincoln National Insurance Holding Company System incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-175888) filed on August 28, 2012.

Item 25. Directors and Officers of the Depositor

The following list contains the officers and directors of The Lincoln National Life Insurance Company who are engaged directly or indirectly in activities relating to Lincoln Life Variable Annuity Account N as well as the contracts. The list also shows The Lincoln National Life Insurance Company's executive officers.


Name                          Positions and Offices with Depositor
---------------------------   --------------------------------------------------------------------
Dennis R. Glass**             President and Director
Chuck C. Cornelio***          Executive Vice President, Chief Administrative Officer and Director
Randal J. Freitag**           Executive Vice President, Chief Financial Officer and Director
Mark E. Konen***              Executive Vice President and Director
Keith J. Ryan*                Vice President and Director
Charles A. Brawley, III**     Vice President and Secretary
C. Phillip Elam, II***        Senior Vice President and Chief Investment Officer
Jeffrey D. Coutts***          Senior Vice President and Treasurer

*Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana
   46802

**Principal business address is Radnor Financial Center, 150 Radnor Chester Road, Radnor, PA 19087

***Principal business address is 100 North Greene Street, Greensboro, NC 27401

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

See Exhibit 13: Organizational Chart of the Lincoln National Insurance Holding Company System.

Item 27. Number of Contractowners

As of July 31, 2012 there were 222,572 contract owners under Account N.

Item 28. Indemnification

     a) Brief description of indemnification provisions.

     In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life or Company) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or act opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

     Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit no. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

     b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

   (a) Lincoln Financial Distributors, Inc. ("LFD") currently serves as Principal Underwriter for: Lincoln National Variable Annuity Account C; Lincoln National Flexible Premium Variable Life Account D; Lincoln National Variable Annuity Account E; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Flexible Premium Variable Life Account G; Lincoln National Variable Annuity Account H; Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln New York Account N for Variable Annuities; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; LLANY Separate Account R for Flexible Premium Variable Life Insurance; Lincoln Life Flexible Premium Variable Life Account S; LLANY Separate Account S for Flexible Premium Variable Life Insurance; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; and Lincoln Life Flexible Premium Variable Life Account Y and Lincoln Life & Annuity Flexible Premium Variable Life Account Y; Lincoln Variable Insurance Products Trust; Lincoln Life Variable Annuity Account JF-H; Lincoln Life Variable Annuity Account JF-I; Lincoln Life Flexible Premium Variable Life Account JF-A; Lincoln Life Flexible Premium Variable Life Account JF-C; Lincoln Life Variable Annuity Account JL-A; Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B.

     (b) Officers and Directors of Lincoln Financial Distributors, Inc.:


Name                       Positions and Offices with Underwriter
------------------------   ------------------------------------------------
Wilford H. Fuller*         President, Chief Executive Officer and Director
David M. Kittredge*        Senior Vice President
Jeffrey D. Coutts****      Senior Vice President and Treasurer
Patrick J. Caulfield**     Vice President and Chief Compliance Officer
Joel Schwartz*             Senior Vice President and Director
Keith J. Ryan***           Vice President and Chief Financial Officer
Thomas P. O'Neill*         Senior Vice President and Director
Linda E. Woodward***       Secretary

*Principal Business address is Radnor Financial Center, 150 Radnor Chester
   Road, Radnor, PA 19087

**Principal Business address is 350 Church Street, Hartford, CT 06103

***Principal Business address is 1300 S. Clinton Street, Ft. Wayne, IN 46802

****Principal Business address is 100 Greene Street, Greensboro, NC 27401

     (c) N/A

Item 30. Location of Accounts and Records

All accounts, books, and other documents, except accounting records, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, Indiana 46802. The accounting records are maintained by The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, PA 15258.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

   (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   (b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

   (d) The Lincoln National Life Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Lincoln National Life Insurance Company.

   (e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                   SIGNATURES

 As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf, in the City of Fort Wayne, and State of Indiana on this 28th day of August, 2012.


      Lincoln Life Variable Annuity Account N (Registrant)
      Lincoln ChoicePlusSM Assurance Series
      By:   /s/ Kimberly A. Genovese
            ------------------------------------
            Kimberly A.Genovese
            Assistant Vice President, The Lincoln National Life Insurance
            Company
                                        (Title)
      THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
      (Depositor)
      By:   /s/ Stephen R. Turer
            ------------------------------------
            Stephen R. Turer
            (Signature-Officer of Depositor)
            Vice President, The Lincoln National Life Insurance Company
                                        (Title)

(b) As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities indicated on August 28, 2012.

Signature                        Title
*                                President and Director (Principal Executive Officer)
------------------------------
Dennis R. Glass
*                                Executive Vice President, Chief Administrative Officer and Direc-
------------------------------
                                 tor
Charles C. Cornelio
*                                Senior Vice President and Chief Investment Officer
------------------------------
C. Phillip Elam II
*                                Executive Vice President, Chief Financial Officer and Director
------------------------------
                                 (Principal Financial Officer)
Randal J. Freitag
*                                Senior Vice President and Director
------------------------------
Mark E. Konen
*                                Vice President and Director
------------------------------
Keith J. Ryan
*By: /s/ Kimberly A.Genovese     Pursuant to a Power of Attorney
 ---------------------------
  Kimberly A.Genovese